As filed with the Securities and Exchange Commission on May 6, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

K-V PHARMACEUTICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	2834	43-0618919
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Corporate Woods Drive

Bridgeton, MO 63044

Telephone: (314) 645-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory J. Divis, Jr.

President and Chief Executive Officer

K-V Pharmaceutical Company

One Corporate Woods Drive

Bridgeton, MO 63044

Telephone: (314) 645-6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas A. Litz, Esq.

and

Thomas E. Proost, Esq.

Thompson Coburn LLP

One U.S. Bank Plaza

St. Louis, Missouri 63101

Telephone: (314) 552-6000

Facsimile: (314) 552-7000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement as determined by the selling stockholders.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Class A Common Stock, par value $.01 per share	9,950,000	$3.70	$36,815,000	$4,275

(1)	In accordance with Rule 416(a), we are also registering an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Class A Common Stock as reported on the New York Stock Exchange on May 3, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 6, 2011

9,950,000 Shares

K-V PHARMACEUTICAL COMPANY

Class A Common Stock

The selling stockholders named in this prospectus may use this prospectus to offer and sell from time to time up to 9,950,000 shares of our Class A Common Stock. We will not receive any of the proceeds from the sale of shares of our Class A Common Stock by the selling stockholders. This prospectus does not cover the issuance of any shares of Class A Common Stock by us to the selling stockholders.

Except for underwriting discounts and selling commissions, which may be paid by the selling stockholders, we have agreed to pay the expenses incurred in connection with the registration of the shares of Class A Common Stock covered by this prospectus.

The selling stockholders may sell the shares of Class A Common Stock from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling stockholders may sell the shares of Class A Common Stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling stockholders, purchasers in connection with sales of the shares of Class A Common Stock, or both. Additional information relating to the distribution of the Class A Common Stock by the selling stockholders can be found in this prospectus under the heading “Plan of Distribution.” To the extent required, the shares of our Class A Common Stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Our Class A Common Stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “KV.A”. On May 3, 2011, the closing price of our Class A Common Stock on the NYSE was $3.52 per share.

Investing in our Class A Common Stock involves substantial risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2011.

You should rely only on the information contained in this prospectus and any applicable prospectus supplement or amendment. We have not, and the selling stockholders have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus covers the resale by the selling stockholders named in this prospectus from time to time of up to 9,950,000 outstanding shares of Class A Common Stock which were acquired by the selling stockholders under a Securities Purchase Agreement dated as of February 14, 2011. We will not receive any of the proceeds from the sale of the Class A Common Stock by the selling stockholders.

Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in a prospectus supplement if and when necessary. If a prospectus supplement is provided, you should rely on the information in the prospectus supplement. You should rely only on the information provided in this prospectus and any prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

Unless the context otherwise indicates, when we use the words “we,” “our,” “us,” “Company” or “KV,” we are referring to K-V Pharmaceutical Company and its subsidiaries on a consolidated basis. Unless otherwise noted, when we refer to a specific fiscal year, we are referring to our fiscal year that ended on March 31 of that year (for example, fiscal year 2010 refers to the fiscal year ended March 31, 2010). All references to “$” or “dollars” in this prospectus refer to U.S. dollars.

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PROSPECTUS SUMMARY

This summary highlights information about this offering and the information included in this prospectus. This summary does not contain all of the information that you should consider before investing in shares of our Class A Common Stock. You should carefully read the entire prospectus, and any accompanying prospectus supplement, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, before making an investment decision.

K-V Pharmaceutical Company

About Us

Business Overview

We are a fully integrated specialty pharmaceutical company that develops, manufactures, acquires and markets technologically-distinguished branded and generic/non-branded prescription pharmaceutical products. Our strategic goal is to become a specialty branded pharmaceutical marketing company primarily focused in women’s healthcare. We have a broad range of dosage form manufacturing capabilities, including tablets, capsules, creams and liquids. We conduct our branded pharmaceutical operations through Ther-Rx Corporation (“Ther-Rx”), and, previously, we conducted our generic/non-branded pharmaceutical operations through ETHEX Corporation (“ETHEX”), which focused principally on technologically-distinguished generic products prior to the cessation of its operations on March 2, 2010 and its dissolution on December 15, 2010. Through Particle Dynamics, Inc. (“PDI”), divested in June 2010, we developed, manufactured and marketed technologically advanced, value-added raw material products for the pharmaceutical industry and other markets. In May 2010, we formed a wholly-owned subsidiary, Nesher Pharmaceuticals, Inc. (“Nesher”), to operate as the sales and marketing company for our generic products. The Company expects to complete a divestiture of Nesher and the Company’s generics business and assets by the end of calendar year 2011.

Our original strategy was to engage in the development of proprietary drug delivery systems and formulation technologies which enhance the effectiveness of new therapeutic agents and existing pharmaceutical products. Today we utilize one of those technologies, SITE RELEASE®, in two products expected to return to our branded portfolio in fiscal year 2012. Going forward, our business strategy will be primarily defined by the potential in-licensing and acquisition of pharmaceutical products rather than the historical strategy of the internal development of pharmaceutical products.

During fiscal year 2009, the Company announced six separate voluntary recalls of certain tablet form generic products as a precaution due to the potential existence of oversized tablets. In December 2008, the U.S. Food and Drug Administration (the “FDA”) began an inspection of the Company’s facilities. The Company suspended shipments of all approved tablet-form products in December 2008 and of all other drug products in January 2009. Also, in January 2009, the Company initiated a nationwide voluntary recall affecting most of its products. On March 2, 2009, the Company entered into a consent decree with the FDA regarding its drug manufacturing and distribution. The consent decree was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009. As part of the consent decree, the Company agreed not to directly or indirectly do or cause the manufacture, processing, packing, labeling, holding, introduction or delivery for introduction into interstate commerce at or from any of its facilities of any drug, until the Company has satisfied certain requirements designed to demonstrate compliance with the FDA’s current good manufacturing practice (“cGMP”) regulations. The consent decree provides for a series of measures that, when satisfied, will permit the Company to resume the manufacture and distribution of approved drug products. The Company has also agreed not to distribute its products that are not FDA approved, including its prenatal vitamins and hematinic products, unless it obtains FDA approval for such products through the FDA’s New Drug Application (“NDA”) and Abbreviated New Drug Application (“ANDA”) processes. These actions and the requirements under the consent decree have had, and are expected to continue to have, a material adverse effect on the Company’s liquidity position and its results of operations. In September 2010, the FDA approved the reopening of the Company’s manufacturing with respect to its first product, the Potassium Chloride Extended Release Capsule, which commenced sales in that month. Additional products are in the process of being brought back to market although the Company does not expect to resume shipping other products until fiscal year 2012.

We entered into a plea agreement with the Office of the United States Attorney for the Eastern District of Missouri and the Office of Consumer Litigation of the United States Department of Justice (referred to herein collectively as the “Department of Justice”) on March 2, 2010, pursuant to which ETHEX pleaded guilty to two felony counts, each stemming from the failure to make and submit a field alert report to the FDA in September 2008 regarding the discovery of certain undistributed tablets that failed to meet product specifications. In connection with the guilty plea by ETHEX, ETHEX was expected to be excluded from participation in federal healthcare programs, and in connection with the previously anticipated exclusion of ETHEX from participation in federal healthcare programs, we ceased operations of ETHEX on March 2, 2010.

On November 15, 2010, we entered into a divestiture agreement (the “Divestiture Agreement”) with the Office of the Inspector General of the U.S. Department of Health and Human Services (“HHS OIG”) under which we agreed to sell the assets and operations of ETHEX to unrelated third parties by April 28, 2011 and to file articles of dissolution with respect to ETHEX under Missouri law by that date. We filed articles of dissolution for ETHEX on December 15, 2010. Following such filing, under the Divestiture Agreement, ETHEX may not engage in any new business other than for winding up its operations and will engage in a process provided under Missouri law to identify and resolve its liabilities over at least a two-year period. Under the terms of the agreement, HHS OIG agreed not to exclude ETHEX from federal healthcare programs until April 28, 2011 and, upon completion of the sale of the ETHEX assets and of the filing of the articles of dissolution of ETHEX, the agreement will terminate. Civil monetary penalties and exclusion of ETHEX may occur if we fail to meet our April 28, 2011 deadline. The sales of ETHEX’s assets (other than certain fixtures as to which HHS OIG has consented to non-divestiture) were completed prior to the April 28, 2011 deadline and ETHEX no longer has any material ongoing assets or operations other than those required to conclude the winding up process under Missouri law. We have also received a letter from HHS OIG advising us further that assuming that we have complied with all agreements deemed necessary by HHS OIG, HHS OIG would not exclude ETHEX thereafter. On April 1, 2011, we requested confirmation from HHS OIG that the steps and actions described in our reports to HHS OIG constituted full compliance with the duties KV and ETHEX were to complete by April 28, 2011 under the Divestiture Agreement, such that they are not at risk for stipulated penalties or exclusion after that date. On April 8, 2011, we received a letter from HHS OIG stating that, at this time, based upon the information provided to HHS OIG in our monthly submissions, HHS OIG has no concerns regarding the actions taken by KV and ETHEX pursuant to the Divestiture Agreement.

In light of the developments described above, the report of our independent registered public accountants included a statement regarding our ability to continue as a going concern. See our consolidated financial statements for the fiscal year ended March 31, 2010, including the notes thereto (the “Audited Consolidated Financial Statements”), beginning on page F-1 of this prospectus.

Our Business Today

Because of the steps taken by us with respect to the nationwide recall and suspension of shipment of all products manufactured by us (other than extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, and Potassium Chloride Extended Release Capsule, as to which we have the FDA’s approval of the resumption of manufacturing and shipment), the requirements under the consent decree, certain consequences resulting from the entry into the plea agreement and the Divestiture Agreement and the ongoing private litigation and governmental inquiries, we have realigned our operations and business to concentrate our efforts on maintaining and attempting to increase our limited cash and financial resources and expeditiously reintroducing certain approved products to the market. To that end, we have focused our recent efforts as follows:

•

We have made the strategic decision largely to tie our future to the development and commercialization of branded specialty pharmaceuticals including Makena™ (17-alpha hydroxyprogesterone caproate) which was approved by the FDA in February 2011. In the near term, the Company is focused on the continuing commercial launch of Makena™, which began shipping in March 2011.

•

The Company received notification from the FDA on September 8, 2010 of approval to resume manufacturing and shipment into the marketplace of the first product approved under the consent decree, i.e., the Potassium Chloride Extended Release Capsule. The Company resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010, resumed shipments of its generic version, Potassium Chloride

Extended Release Capsule, in December 2010 and the Company began shipping Makena™ in March 2011. The Company has continued to ship Evamist®, which is manufactured for the Company by a third party, during the period covered by the consent decree. The Company is continuing to prepare other products for FDA inspection and does not expect to resume shipping other products until fiscal year 2012. We are currently working with Lachman Consultants (“Lachman”), an independent cGMP expert retained by us pursuant to the consent decree, to meet the requirements set forth in the consent decree. We do not expect to generate any significant revenues from products that we manufacture until we can resume shipping more of our approved products with the FDA’s approval. Additionally, we do not expect to generate any significant revenues from products that we have manufactured by third parties until and unless we begin to generate significant revenues from the sale of Makena™ along with our current revenues from the sale of Evamist®.

•

In May 2010, we formed a wholly-owned subsidiary, Nesher, to operate as the sales and marketing company for our generic products. As we continue to move forward toward the approval of additional generic products for re-launch, in July 2010, our Board of Directors directed management to explore strategic alternatives with respect to Nesher and the assets and operations of our generic products business, which could include their sale. In the fourth quarter of fiscal year 2011, management committed to a plan to exit the generics business and we retained Jefferies & Co., Inc. (“Jefferies”) to advise us with this strategy. In the meantime, we will continue to prepare products for FDA inspection and continue to anticipate the reintroduction of approved products into the market.

•

On September 13, 2010, the Company entered into a loan agreement with U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., affiliates of Centerbridge Partners L.P. (collectively, “U.S. Healthcare”) for a $20 million loan secured by assets of the Company. The loan was replaced with a bridge loan in November 2010 (the “Bridge Loan”). In connection with the Bridge Loan, the Company issued warrants to U.S. Healthcare granting them rights to purchase up to 12,587,511 shares of the Company’s Class A Common Stock (the “Initial Warrants”). The Initial Warrants have an exercise price of $1.62 per share, subject to possible standard anti-dilutive adjustment. The Company and U.S. Healthcare amended the financing arrangements on January 6, 2011 and again on March 2, 2011. In connection with the amendments and certain waivers granted by U.S. Healthcare, the Company issued additional warrants to U.S. Healthcare to purchase up to 7,450,899 million shares of the Company’s Class A Common Stock, at an exercise price of $1.62 per share, and amended and restated the Initial Warrants (we refer to the additional warrants and the Initial Warrants collectively as the “Warrants”). In connection with the issuance of the Warrants, the Company agreed to register up to 20,038,410 shares of our Class A Common Stock issuable upon the exercise of the Warrants. The Warrants expire November 17, 2015, but may be extended by up to two additional years if the holders become subject to certain percentage ownership limitations that prevent their exercise in full at the time of their stated expiration. The Warrants are exercisable solely on a cashless exercise basis under which in lieu of paying the exercise price in cash, the holders will be deemed to have surrendered a number of shares of Class A Common Stock with market value equal to the exercise price and will be entitled to receive a net amount of shares of Class A Common Stock after reduction for the shares deemed surrendered. On February 7, 2011, the Company repaid a portion of the Bridge Loan with proceeds from a private placement of Class A Common Stock, described below, and on March 17, 2011, the Company repaid in full the remaining obligations under the Bridge Loan (including the payment of related premiums) with a portion of the proceeds of the offering of the 2015 Notes, described below (and terminated the related future loan commitments).

•	In order to address liquidity concerns, the Company secured additional capital including the following:

•

On February 17, 2011, the Company closed on a private placement with the selling stockholders of 9.95 million shares of its Class A Common Stock at $3.25 per share to raise approximately $32.3 million of gross proceeds. The Company used $20 million of the proceeds from the financing to repay certain outstanding amounts and other outstanding obligations under its existing credit agreement with U.S. Healthcare. The remaining funds will be used for the continuing commercial launch of Makena™, payment of expenses associated with the private placement and general corporate purposes.

•

On March 17, 2011, the Company completed a private placement (the “2015 Notes Offering”) with a group of institutional investors of $225 million aggregate principal amount of 12% Senior Secured Notes due 2015 (the “2015 Notes”). After an original issue discount of 3%, the Company received proceeds of $218.3 million which were used to fund a first-year interest reserve totaling $27 million, repay all existing obligations to U.S. Healthcare and pay fees and expenses associated with the 2015 Notes Offering of approximately $10 million. The remaining proceeds, totaling approximately $120 million, will be used for general corporate purposes, including the continuing commercial launch of Makena™.

While these cash proceeds are expected to be sufficient to meet near-term cash requirements, we are pursuing ongoing efforts to increase cash, including, but not limited to the continued implementation of cost savings, the divestiture of Nesher and the assets and operations of our generic products business and other assets and the return of certain of our approved products to market in a timely manner (in addition to the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq products that are the subject of the FDA notification letter discussed below).

•

Our restructuring efforts also have included an updated criteria-based review of the pipeline of products we had under development. Product candidates in our development portfolio were evaluated based on factors with respect to each product that included, among other things, market potential, a revised return on investment profile, probability of clinical success, time and cost of development, synergies with our core competencies, and competitive landscape. Based on this evaluation and due to the restructuring effort undertaken to adjust our infrastructure and scale of operations (including a reduction in headcount of approximately 300 employees on March 31, 2010), we realigned our research and development efforts to focus on projects that we believe have the highest potential return on investment in areas such as women’s healthcare for our branded business.

•

We continue to review and modify our quality monitoring and testing programs and procedures in our effort to comply with the terms of the consent decree and cGMP regulations. To that end, we have implemented a series of procedures, which we believe will enhance quality standards in our products. Our goal is, and will continue to be, to enhance the quality, purity, safety and efficacy of each of our products. We believe that adherence to high quality standards can also promote a more efficient utilization of our personnel, materials and production capacity.

Despite our efforts, however, there can be no assurance that these or other initiatives intended to enable us to reintroduce additional approved products to the market, sell selected assets or businesses or successfully introduce Makena™ on a sufficient basis to provide necessary future revenues for the Company, will be successful within the time frames currently projected by management or at all. See “Risk Factors” beginning on page 9.

Corporate Information

We are incorporated in Delaware, and our principal executive offices are located at One Corporate Woods Drive, Bridgeton, Missouri 63044. Our telephone number is (314) 645-6600 and our website address is www.kvpharmaceutical.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

The Offering

Class A Common Stock offered by the selling stockholders	9,950,000 shares

Selling stockholders	All of the shares of Class A Common Stock are being offered by the selling stockholders named herein. See “Selling Stockholders” for more information on the selling stockholders.

Use of proceeds	We will not receive any proceeds from the sale of shares of Class A Common Stock offered by this prospectus.

Plan of Distribution	The selling stockholders named in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may offer or sell the shares of Class A Common Stock from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may resell the shares of Class A Common Stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions. For additional information on the methods of sale that may be used by the selling stockholders, see “Plan of Distribution.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A Common Stock.

New York Stock Exchange trading symbol	KV.A

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “commit,” “intend,” “estimate,” “will,” “should,” “could,” “potential” and other expressions that indicate future events and trends.

All statements that address expectations or projections about the future, including, without limitation, statements about product development, product launches, regulatory approvals, governmental and regulatory actions and proceedings, market position, acquisitions, sale of assets, revenues, expenditures, resumption of manufacturing and distribution of products and the impact of the recall and suspension of shipments on revenues, and other financial results, are forward-looking statements.

Those statements appear in this prospectus and include statements regarding the intent, belief or current expectations of us, our directors and officers with respect to, among other things:

(1)	our ability to continue as a going concern;

(2)	the impact of competitive, commercial, payor, governmental, physician, patient, public or political responses and reactions, and responses and reactions by medical professional associations and advocacy groups, to the Company’s sales, marketing, product pricing, product access and strategic efforts with respect to Makena™, and its other products, including introduction or potential introduction of generic or competing products, or competition from unapproved therapies or compounded drugs, against products sold by the Company and its subsidiaries, including Makena™, and including competitive or responsive pricing changes;

(3)	the possibility of not obtaining FDA approvals or delay in obtaining FDA approvals;

(4)	new product development and launch, including the possibility that any product launch may be delayed or unsuccessful, including with respect to Makena™;

(5)	acceptance of and demand for the Company’s new pharmaceutical products, including Makena™, and for our current products upon their return to the marketplace, as well as the number of preterm births for which Makena™ may be prescribed and its safety profile and side effects profile and acceptance of the degree of patient access to, and pricing for, Makena™;

(6)	the possibility that any period of exclusivity may not be realized, including with respect to Makena™, a designated orphan drug;

(7)	the satisfaction or waiver of the terms and conditions for the continued ownership of the full U.S. and worldwide rights to Makena™ set forth in the previously disclosed Makena™ acquisition agreement, as amended;

(8)	the consent decree between the Company and the FDA and the Company’s suspension of the production and shipment of all of the products that it manufactures (other than the Potassium Chloride Extended Release Capsule products that are the subject of the FDA letter received September 8, 2010 allowing the return of those products to the marketplace) and the related nationwide recall affecting all of the other products that it manufactures, as well as the related material adverse effect on its revenue, assets and liquidity and capital resources;

(9)	the two agreements between the Company and HHS OIG pertaining to the exclusion of our former chief executive officer from participation in federal healthcare programs and pertaining to the dissolution of our ETHEX subsidiary, in order to resolve the risk of potential exclusion of our Company, as more fully described in Note 1—“Description of Business—Changes in Management and Directors” of the Notes to our consolidated financial statements for the fiscal quarter ended December 31, 2010, including the notes thereto (the “Unaudited Interim Consolidated Financial Statements”) included in this prospectus;

(10)	the plea agreement between the Company and the U.S. Department of Justice and the Company’s obligations therewith, as well as the related material adverse effect, if any, on its revenue, assets and liquidity and capital resources, as more fully described in Note 1—“Description of Business—Plea Agreement with the U.S. Department of Justice” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus;

(11)	changes in the current and future business environment, including interest rates and capital and consumer spending;

(12)	the availability of raw materials and/or finished products, including Makena™ and Evamist®, manufactured for the Company under contract manufacturing agreements with third parties;

(13)	the regulatory environment, including legislative, government or regulatory agency and judicial actions and changes in applicable laws or regulations, including the risk of obtaining necessary state licenses in a timely manner;

(14)	fluctuations in revenues;

(15)	the difficulty of predicting the pattern of inventory movements by the Company’s customers;

(16)	risks that the Company may not ultimately prevail in litigation, including product liability lawsuits and challenges to its intellectual property rights by actual or potential competitors or to its ability to market generic products due to brand company patents and challenges to other companies’ introduction or potential introduction of generic or competing products by third parties against products sold by the Company or its subsidiaries including without limitation the litigation and claims as more fully described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus and that any adverse judgments or settlements of such litigation, including product liability lawsuits, may be material to the Company;

(17)	the possibility that our current estimates of the financial effect of certain announced product recalls could prove to be incorrect;

(18)	whether any product recalls or product introductions result in litigation, agency action or material damages;

(19)	the possibility of our loss of failure to supply claims by certain of the Company’s customers, including CVS Pharmacy, Inc. and Caremark CVS Corporation, that, despite the formal discontinuation action by the Company of its products, the Company should compensate such customers for any additional costs they allegedly incurred for procuring products the Company did not supply;

(20)	the series of putative class action lawsuits alleging violations of the federal securities laws by the Company and certain individuals, as more fully described in Note 16—“Commitments and Contingencies—Litigation and Governmental Inquiries” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus;

(21)	the possibility that insurance proceeds are insufficient to cover potential losses that may arise from litigation, including with respect to product liability or securities litigation;

(22)	the informal inquiries initiated by the Securities and Exchange Commission (the “SEC”) and any related or additional government investigation or enforcement proceedings, as more fully described in Note 16—“Commitments and Contingencies—Litigation and Governmental Inquiries” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus;

(23)	the possibility that the pending investigation by HHS OIG into potential false claims under Title 42 of the U.S. Code, as more fully described in Note 16—“Commitments and Contingencies—Litigation and Governmental Inquiries” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, could result in significant civil fines or penalties, including exclusion from participation in federal healthcare programs such as Medicare and Medicaid;

(24)	delays in returning, or failure to return, certain or many of the Company’s approved products to market, including loss of market share as a result of the suspension of shipments, and related costs;

(25)	the ability to sell or license certain assets, and the purchase prices, milestones, terms and conditions of such transactions;

(26)	the possibility that default on one type or class of the Company’s indebtedness could result in cross default under, and the acceleration of, its other indebtedness;

(27)	the risks that present or future changes in the Board of Directors or management may lead to an acceleration of the Company’s bonds or to adverse actions by government agencies or our auditors;

(28)	the risk that even though the price and 30-day average price of the Company’s Class A Common Stock and Class B Common Stock currently satisfy the quantitative listing standards of the NYSE, including with respect to minimum share price and public float, the Company can provide no assurance that they will remain at such levels thereafter;

(29)	compliance with debt covenants; and

(30)	the risks detailed from time-to-time in the Company’s filings with the SEC.

This discussion is not exhaustive, but is designed to highlight important factors that may impact our forward-looking statements.

Because the factors referred to above, as well as the statements included elsewhere in this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements in this “Special Note Regarding Forward-Looking Statements” and the risk factors that are included under the caption “Risk Factors” in this prospectus. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

RISK FACTORS

Risks Relating to Our Business

Investing in our Class A Common Stock involves substantial risk. We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following risk factors could have a material adverse effect on our business, financial position, results of operations, cash flows or viability. These risk factors may not include all of the important risks that could affect our business or our industry, that could cause our future financial results to differ materially from historic or expected results, or that could cause the market price of our common stock to fluctuate or decline. Because of these and other factors, past financial performance should not be considered an indication of future performance.

There is substantial doubt about our ability to continue as a going concern.

There is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements filed in our reports with the SEC were prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The historical consolidated financial statements included in our reports filed with the SEC do not include any adjustments that might be necessary if we are unable to continue as a going concern.

The assessment of our ability to continue as a going concern was made by management considering, among other factors: (1) the timing and number of additional approved products that will be reintroduced to the market and the related costs; (2) the suspension of shipment of all products manufactured by us and the requirements under the consent decree with the FDA; (3) the possibility that we may need to obtain additional capital despite the senior loan we were able to obtain in March 2011 (see Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements in this prospectus) and the equity we were able to issue in February 2011; (4) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus; (5) our ability to comply with debt covenants; and (6) our ability to obtain future revenues from sales of Makena™ sufficient to meet our future needs and expectations. Our assessment was further affected by our fiscal year 2010 net loss of $283.6 million, our net loss of $115.8 million for the nine months ended December 31, 2010 and the outstanding balance of cash and cash equivalents of $31.7 million and $60.7 million as of December 31, 2010 and March 31, 2010, respectively. For periods subsequent to December 31, 2010, we expect losses to continue because we are unable to generate any significant revenues from more of our own manufactured products until we are able to resume shipping more of our approved products and, with respect to products manufactured by third parties for us, until after we are able to generate significant sales of Makena™ which was approved by the FDA in February 2011. We received notification from the FDA on September 8, 2010 of approval to ship into the marketplace the first product approved under the consent decree, i.e., the Potassium Chloride Extended Release Capsule. We resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010, resumed shipments of the generic version Potassium Chloride Extended Release Capsule in December 2010 and we began shipping Makena™ in March 2011. We have continued to ship Evamist®, which is manufactured for the Company by a third party, during the period covered by the consent decree. We are continuing to prepare other products for FDA inspection and do not expect to resume shipping other products until fiscal year 2012, at the earliest. In addition, we must meet ongoing operating costs as well as costs related to the steps we are currently taking to introduce Makena™, and prepare for introducing and reintroducing other approved products to the market. If we are not able to obtain the FDA’s clearance to resume manufacturing and distribution of more of our approved products in a timely manner and at a reasonable cost, or if revenues from the sale of approved products introduced or reintroduced into the market place prove to be insufficient, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected. These conditions raise substantial doubt about our ability to continue as a going concern.

Based on current financial projections, we believe the continuation of our Company as a going concern is primarily dependent on our ability to address, among other factors: (1) the successful launch and market acceptance of Makena™ at prices and levels of market penetration that meet the Company’s future needs and expectations, notwithstanding recent actions by the FDA to permit continued sale of compounded alternatives and by CMS to permit compounded alternatives to be reimbursed under the Medicaid program; (2) the timing, number and revenue generation of approved products that will be introduced or reintroduced to the market and the related costs; (3) the suspension of shipment of all products manufactured by us and the requirements under the consent decree with the FDA (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter discussed above); (4) the possibility that we will need to obtain capital in addition to the proceeds from the offering of the 2015 Notes in March 2011, and the proceeds from the private placement of our Class A Common Stock completed in February 2011; (5) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 1—“6Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus; (6) our ability to comply with the conditions set forth in a letter received approving certain waivers of covenants under our mortgage loan agreement, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” of this prospectus; and (7) compliance with other debt covenants. While we address these matters, we must continue to meet expected near-term obligations, including normal course operating cash requirements and costs associated with introducing or reintroducing approved products to the market (such as costs related to our employees, facilities and FDA compliance), remaining milestone payments associated with the acquisition of the rights to Makena™ (see Note 5—“Acquisitions” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus), the financial obligations pursuant to the plea agreement (see Note 1—“Description of Business—Plea Agreement with the U.S. Department of Justice” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus), costs associated with our legal counsel and consultant fees, as well as the significant costs, such as legal and consulting fees, associated with the steps taken by us in connection with the consent decree and the litigation and governmental inquiries. If we are not able to obtain the FDA’s clearance to resume manufacturing and distribution of certain or many of our approved products in a timely manner and at a reasonable cost and/or if we experience adverse outcomes with respect to any of the governmental inquiries or litigation described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected.

In the near term, we are focused on performing the following: (1) the commercial launch of Makena™; (2) meeting the requirements of the consent decree, which will allow our approved products (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter discussed above) to be reintroduced to the market; (3) the divestiture of Nesher; and (4) pursuing various means to minimize operating costs and increase cash. Since December 31, 2010, the Company has generated non-recurring cash proceeds to support its on-going operating and compliance requirements from a $32 million private placement of Class A Common Stock in February 2011 and a private placement of $225 million of senior secured debt (see Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus) in March 2011 (a portion of which was used to repay all existing obligations under the agreement with U.S. Healthcare) (see Note 12—“Long-Term Debt” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for description of the U.S. Healthcare loan). While the cash proceeds received to date were sufficient to meet near-term cash requirements, we are pursuing ongoing efforts to increase cash, including the continued implementation of cost savings, the divestiture of Nesher and the assets and operations of our generic products business and other assets and the return of certain additional approved products to market in a timely manner. We cannot provide assurance that we will be able to realize additional cost reductions from reducing our operations, that some or many of our approved products can be returned to the market in a timely manner (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter discussed above), that our higher profit approved products will return to the market in the near term or at all or that we can obtain additional cash through asset sales or the sale of equity or the successful commercial launch of Makena™. If we are unsuccessful in our efforts to introduce or return our products to market at adequate levels, or to sell assets or raise additional equity, we may be required to further reduce our operations, including further reductions of our employee base, or we may be required to cease certain or all of our operations in order to offset the lack of available funding.

We continue to evaluate the sale of certain of our assets, including Nesher and our generics business and assets. To date, we have received several initial offers for Nesher and our generics business and assets. The Company is continuing to work with its advisers and interested parties to complete a transaction. However, due to general economic conditions, we will likely be exposed to risks related to the overall macro-economic environment, including a lower rate of return than we have historically experienced on our invested assets and being limited in our ability to sell assets. In addition, we cannot provide any assurance that we ultimately will be successful in finding suitable purchasers for the sale of such assets. Even if we are able to find purchasers, we may not be able to obtain attractive terms and conditions for such sales, including attractive pricing. In addition, divestitures of businesses involve a number of risks, including the diversion of management and employee attention, significant costs and expenses, the loss of customer relationships, a decrease in revenues and earnings associated with the divested business, and the disruption of operations in the affected business. In addition, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of significant financial and employee resources. Inability to consummate identified asset sales or manage the post-separation transition arrangements could adversely affect our business, financial condition, results of operations and cash flows.

Our future business success in the next several years, as well as the continued operation of our Company, depends critically upon our successful market launch of Makena™ and our ability to achieve revenues from the sale of Makena™ consistent with our business expectations. A failure to achieve these objectives and sufficient market success in selling Makena™ will materially adversely affect the success and viability of our Company and would likely result in a default under our debt obligations.

On January 16, 2008, the Company entered into an Asset Purchase Agreement (the “Original Makena™ Agreement”) with Cytyc Prenatal Products Corp. and Hologic, Inc. (Cytyc Prenatal Products Corp. and Hologic, Inc. are referred to collectively as “Hologic”), as further described in Note 5—“Acquisitions” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus. Under our agreement with Hologic, we completed the acquisition of Makena™ upon making a $12.5 million additional payment to Hologic on February 10, 2011 and are currently undertaking the commercial launch of Makena™. Under our agreement with Hologic, we must make subsequent additional milestone payments and our payment obligations are secured by a lien on our rights to Makena™ granted to Hologic. We have certain revenue expectations with respect to both the sale of Makena™ as well as the sales of our approved products that are allowed to return to the market by FDA following successful inspections under the consent decree. If we cannot timely and successfully commercially launch Makena™, and achieve those revenue expectations with respect to Makena™, this would result in material adverse impact on our results of operations and liquidity, and ability to continue as a going concern.

Moreover, if we fail to pay to Hologic any of the remaining payments when they mature under our agreement, as amended, with Hologic, our rights to the Makena™ assets will transfer back to Hologic.

As discussed in Note 5—“Acquisitions” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, we modified the Original Makena™ Agreement pursuant to an amendment entered into in January 2010 (“Amendment No. 1”). Pursuant to Amendment No. 1, we made a $70 million cash payment to Hologic upon execution of Amendment No. 1. We entered into a second amendment to the Original Makena™ Agreement on February 4, 2011 (“Amendment No. 2”). Under the Original Makena™ Agreement, as amended (the “Amended Makena™ Agreement”), after the $12.5 million payment we made to Hologic on February 10, 2011, we are required to pay a series of additional future scheduled cash payments in the aggregate amount of $107.5 million upon successful completion of agreed upon milestones. We also may become obligated to pay additional amounts as royalties if we elect to defer certain milestone payments. (The date on which we make the final cash payment is referred to as the “Final Payment Date.”) If, prior to the Final Payment Date, we fail to timely pay a scheduled payment, we are obligated to transfer back to Hologic ownership of the Purchased Assets (as defined in the Amended Makena™ Agreement), including certain improvements made thereto by us, as well as other after-acquired assets and rights used by us in connection with the Makena™ business (the “Retransfer”). If the Retransfer were to occur, we would not be reimbursed for the payments we have made up to that point to Hologic under the Amended Makena™ Agreement. Our failure to pay any of the remaining payments when required under the Amended Makena™ Agreement and the resulting Retransfer would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In connection with its approval, the FDA granted an orphan drug designation for Makena™ under sub-part H regulations. As part of this designation, the Company was granted a seven-year marketing exclusivity period. The sub-part H regulations allow certain drugs for serious conditions to be submitted for FDA marketing approval under the basis of one controlled clinical trial instead of the usual case of two clinical trials. Typically there is an additional post-marketing commitment to perform a second confirmatory clinical trial. If this trial does not replicate the positive results of the original trial, the FDA can take various actions such as requesting another clinical trial or withdrawing the conditional approval. We cannot be certain of the results of the confirmatory clinical trial and what action the FDA may take if the results were not as expected based on the first clinical trial.

The success of the Company’s commercialization of Makena™ is dependent upon a number of factors, including: (1) the Company’s ability to maintain certain net pricing levels and unit sales for Makena™; (2) successfully obtaining agreements for coverage and reimbursement rates on behalf of patients and medical practitioners prescribing Makena™ with third-party payors, including government authorities, private health insurers and other organizations, such as health maintenance organizations (“HMOs”), insurance companies, and Medicaid programs and administrators; and (3) the extent to which pharmaceutical compounders continue to produce non-FDA approved purported substitute product. The Company has been criticized regarding the list pricing of Makena™ in numerous news articles and internet postings. In addition, the Company has received, and may continue to receive, letters criticizing the Company’s list pricing of Makena™ from numerous medical practitioners and advocacy groups, including the March of Dimes, American College of Obstetricians and Gynecologists, American Academy of Pediatrics and the Society for Maternal Fetal Medicine. Several of these advocacy groups have also issued their own press releases regarding their criticism of the pricing of Makena™ and endorsing the statements made by the FDA regarding compounded product (discussed below). In addition, the Company is aware that certain doctors have chosen to continue prescribing the non-FDA approved purported substitute product made by pharmaceutical compounders in lieu of even considering prescribing Makena™.

Further, the Company has received letters from United States Senators and members of the United States Congress asking the Company to reduce its indicated pricing of Makena™ and requesting information with respect to Makena™, its pricing and the Company’s cost relating to Makena™. One of the Senators also sent a letter to the Center for Medicare and Medicaid Services (“CMS”) asking for CMS’ views on the ramification of the pricing of Makena™ on the Medicaid system and, together with another Senator, has sent a letter to the Federal Trade Commission asking the agency to initiate an investigation of our pricing of Makena™. Staff members of the U.S. Senate Finance Committee have also advised the Company that federal legislation targeted at the Company’s sale of Makena™ may be introduced unless the Company reduces its price. Communications with members of Congress and their staffs indicate that hearings in Congress on the Company’s pricing of Makena™ may occur. The FDA has communicated to the Company and also separately issued a press release that, in order to ensure continued access for patients needing 17-alphahydroxyprogesterone caproate, that the FDA intended to refrain at this time from taking enforcement action with respect to compounding pharmacies producing compounded 17-alphahydroxyprogesterone caproate in response to individual prescriptions for individual patients. The impact of the FDA’s statement on the effectiveness of the Company’s orphan drug marketing exclusivity is at present still unclear but a failure by the FDA to take enforcement action against compounding pharmacies may result in substantial sales of compounded alternatives to Makena™ and effective loss of some or all of such marketing exclusivity for the affected period of time. In April 2011, the Company’s representatives met with the FDA staff to discuss access to Makena™ and to provide information to the FDA relevant to its public statement.

In addition, CMS issued an informational bulletin to state Medicaid programs that they can choose to pay for the extemporaneously compounded hydroxyprogesterone caproate as an active pharmaceutical ingredient (“API”) and this can be covered under the “medical supplies, equipment and appliances suitable for use in the home” portion of home health. Because CMS does not require states to list all of the items they cover under this section in the Medicaid state plan, states can cover hydroxyprogesterone caproate under their current state plans and do not need to submit a state plan amendment to provide for such coverage. The Company believes that this has the potential of excluding Makena™ from being provided under the various state Medicaid programs. The Company estimates that state Medicaid programs cover approximately 40% to 45% of the total number of pregnancies in the United States.

The Company is responding to these criticisms and events in a number of respects, including the announced reduction in the published list price of Makena™ from $1,500 per injection to $690 per injection on April 1, 2011 (prior to expected further discounting of such list price by the mandatory 23.1% Medicaid rebate and other supplemental rebates and discounts currently under negotiation with public and private payors), and the expansion of an already announced patient assistance program for patients who are not covered by health insurance or could otherwise not afford Makena™ or their respective co-pays. Further, the Company is working directly with health insurers, pharmacy benefit managers, Medicaid management companies, and others regarding the net cost of Makena™ coverage and reimbursement programs and other means by which Makena™ would be available to patients. The

Company can give no assurance as to whether these responses and negotiations will be successful at obtaining an economically sufficient price or unit sales for Makena™.

The commercial success and viability of the Company is largely dependent upon these efforts and appropriately responding to the media, physician, institutional, advocacy group and governmental concerns and actions regarding the pricing of Makena™. The Company has substantial debt and liabilities that come due over the next several years and the pricing and revenues that the Company must achieve from the sale of Makena™, together with our sales of other products, must be substantial enough to allow us to meet these obligations, refinance or retire such debt and liabilities when due, and generate sufficient profits to ensure the Company’s viability as a pharmaceutical company prior to the end of the orphan drug exclusivity period for Makena™.

We have decided to sell certain assets and to explore strategic alternatives with respect to other assets, including Nesher, our generic products business. Such sales could pose risks and may materially adversely affect our business. Our failure to liquidate or sell assets on terms favorable to us, or at all, could have a material adverse effect on our financial condition and cash flows.

We have completed the sale of substantially all of the assets of PDI, and the sale of certain other assets. We currently plan to sell certain of our other assets, and are working to divest Nesher, our generic products business. To date, we have received several initial offers for Nesher. The Company is continuing to work with its advisers and interested parties to complete a transaction. However, due to the general economic slowdown, we will likely be exposed to risks related to the overall macro-economic environment, including a lower rate of return than we have historically experienced on our invested assets and being limited in our ability to sell assets or to identify and carry out advantageous strategic alternatives.

As noted above, we plan to market for sale certain assets and will seek to identify other assets for potential sale and to continue to explore strategic alternatives for our generics products business. However, we cannot provide any assurance that we will ultimately be successful in finding suitable purchasers for the sale of such assets. Even if we are able to find purchasers, we may not be able to obtain attractive terms and conditions for such sales, including attractive pricing. In addition, divestitures of businesses may also involve a number of risks, including the diversion of management and employee attention, significant costs and expenses, the loss of customer relationships, a decrease in revenues and earnings associated with the divested business, and the disruption of operations in the affected business. In addition, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of significant financial and employee resources.

Our inability to consummate identified sales, manage the post-separation transition arrangements, or identify and carry out advantageous strategic alternatives could adversely affect our business, financial condition, results of operations and cash flows.

If we are unable to address the issues identified in the consent decree and resume manufacturing and distribution of more of our approved products in a timely and cost effective manner, our business, financial position, results of operations and cash flows will continue to be materially adversely affected.

On March 2, 2009, we entered into a consent decree with the FDA regarding our drug manufacturing and distribution, which is described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinuation of Manufacturing and Distribution; Product Recalls; and the FDA Consent Decree” in this prospectus. Our actions and the requirements under the consent decree have had, and are expected to continue to have, a material adverse effect on our liquidity position and operating results. Although we have recently resumed manufacturing and shipping of our Potassium Chloride Extended Release Capsule products, we do not expect to generate any significant revenues from products that we manufacture until we resume shipping certain or many of our approved products after successful FDA inspections relevant to those products. In the meantime, we must meet ongoing operating costs related to our employees, facilities and FDA compliance, as well as costs related to the steps we currently are taking to prepare for reintroducing additional products to the market.

The consent decree required us, before resuming manufacturing, to retain an independent cGMP expert to undertake a review of our facilities, policies, procedures and practices and to certify compliance with the FDA’s cGMP regulations. On January 13, 2010, our independent cGMP expert, Lachman, notified the FDA that it had performed a comprehensive inspection and that our facilities and controls are in compliance with cGMP and the consent decree but advised us to enact further enhancements to certain aspects of our cGMP systems. In accordance with the advice from Lachman, we continued to enhance our cGMP systems, and Lachman subsequently reinspected our cGMP systems and on April 26, 2010 certified our compliance with all cGMP systems requirements. On July 27, 2010, we received a certification from Lachman regarding the first group of our approved products for which we sought FDA approval to manufacture and return to the market. In August 2010, the FDA re-inspected our facilities without issuing any adverse findings, and in September 2010, the FDA determined that our facilities are in compliance, allowing us to resume shipment of our Potassium Chloride Extended Release Capsule products. We are currently carrying out the preparatory work on the next group of products for which Lachman certification and FDA approval is sought.

We currently do not expect to resume shipments of additional products until sometime in fiscal year 2012. In addition, we expect that any resumption of shipments of additional products will be limited initially to selected products and will be expanded incrementally thereafter. Despite our efforts, there can be no assurance that our initiatives with respect to the additional products that are intended to comply with the requirements under the consent decree and enable us to reintroduce certain of our other approved products to the market will be successful within the time frames currently projected by management or at all. If we are not able to obtain the FDA’s permission to resume manufacturing and distribution of our other products in a timely manner at a reasonable cost, our business, financial position, results of operations and cash flows will continue to be materially adversely affected, which would have a material adverse effect on our ability to continue as a going concern.

In addition, one of our top priorities is to maintain and attempt to increase our cash and financial resources. As a result, if we determine that our current goal of meeting the consent decree’s requirements and returning our other approved products to market is likely to be significantly delayed, we may decide to further reduce our operations, including further reductions of our employee base, and to significantly curtail some or all of our efforts to meet the consent decree’s requirements and return our approved products to market. Such decision would be made on an analysis of the costs and benefits of bringing particular additional approved products back to the marketplace as well as based on our ability to manage our near-term cash obligations, to obtain additional capital through asset sales and/or external financing and to expeditiously meet the consent decree’s requirements and return our approved products to market. If such decision were to be made, we currently anticipate that we would focus our efforts on developing product candidates in our development portfolio that we believe have the highest potential return on investment, which we currently believe to be primarily Makena™. We also expect to evaluate other alternatives available to us in order to increase our cash balance.

Even if we are able to address the issues identified in the consent decree and resume manufacturing and distribution of some or all of our other approved products in a timely and cost-effective manner, our business, financial position, results of operations and cash flows could continue to be materially adversely affected.

As discussed above, we have been unable to manufacture or ship any of our products for an extended period of time, other than, recently, our Potassium Chloride Extended Release Capsule products. We operate in a highly competitive industry and it is possible that, even if we are able to return some or all of our other approved products to the market, certain of our existing customers will purchase smaller quantities or no quantities of our products. Such a potential loss of market share would likely result in limiting the prices we are able to charge for our approved products, which will negatively impact our gross margin.

In addition, our financial position is expected to be adversely affected by our inability to manufacture and distribute our unapproved products until such time as there is an approved ANDA or NDA for each such product, which will only occur if we decide to pursue, and are able to fund, the studies required for such approvals over an extended period of time. It is possible that we may not be able to return all or any of our unapproved products to market. Moreover, entering into the consent decree, as well as the criticism regarding the list pricing of Makena™, may have damaged our reputation in the market, which could result in a competitive disadvantage. Furthermore, general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. Therefore, even after we are able to resume manufacturing and shipment of our other approved products, our business might not continue to generate cash flow at or above historic levels, which could have a material adverse effect on our financial position, results of operations and cash flows.

We face continuing risks in connection with the plea agreement with the Department of Justice related to allegations of failure to make and submit field alert reports to the FDA in September 2008.

We, at the direction of a special committee of the Board of Directors that was in place prior to June 10, 2010, responded to requests for information from the Office of the United States Attorney for the Eastern District of Missouri and FDA representatives working with that office. As more fully described in Note 1—“Description of Business—Plea Agreement with the U.S. Department of Justice” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, our subsidiary ETHEX entered into a plea agreement with the U.S. Department of Justice that relates to allegations of failure to make and submit field alert reports to the FDA in September 2008 regarding the discovery of certain undistributed tablets that failed to meet product specifications. In exchange for the voluntary guilty plea by ETHEX, the Department of Justice agreed that no further federal prosecution will be brought in the Eastern District of Missouri against ETHEX, KV or Ther-Rx regarding allegations of the misbranding and adulteration of any oversized tablets of drugs manufactured by us, and the failure to file required reports regarding these drugs and patients’ use of these drugs with the FDA, during the period commencing on January 1, 2008 through December 31, 2008. However, the plea agreement does not bind any governmental office or agency other than the United States Attorney for the Eastern District of Missouri and the Office of Consumer Litigation and we cannot rule out regulatory or other actions by governmental entities not party to the plea agreement. In addition, the plea agreement does not limit the rights and authority of the United States to take any civil, tax or administrative action against us, and any recommendation in the plea agreement as to the amount of loss or restitution is not binding upon the United States in any civil or administrative action by the government against us.

We may also become subject to claims by private parties with respect to the alleged conduct that is the subject of the plea agreement.

Pursuant to the plea agreement, ETHEX is subject to a criminal fine in the aggregate amount of $23.4 million, payable in four installments of which we currently have $20.2 million remaining to be paid. On November 15, 2010, upon the motion by the Department of Justice, the court vacated the previous fine installment schedule and imposed a new fine installment schedule, which did not change the total fine, using the standard federal judgment rate of 0.22% per annum, payable as follows:

Payment Amount	Interest Amount	Payment Due Date
$1,000,000	$—	December 15, 2010
1,000,000	1,097	June 15, 2011
1,000,000	2,200	December 15, 2011
2,000,000	6,606	June 15, 2012
4,000,000	17,624	December 15, 2012
5,000,000	27,515	June 15, 2013
7,093,644	47,000	December 15, 2013

The December 15, 2010 payment was made. If we fail to make any of the remaining installment payments, the U.S. Attorney’s Office, in its sole discretion, may void the plea agreement, keep any payments already made under the plea agreement and prosecute us using, among other evidence, the admissions made in the plea agreement.

An adverse resolution of the private and government litigation and governmental inquiries could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are fully cooperating in certain governmental matters, including SEC informal inquiries, pending litigations with the States of Utah and Louisiana with respect to average wholesale pricing (“AWP”) with respect to ETHEX products in past years, and the pending investigation by HHS OIG and the U.S. Attorney’s Office in Boston into potential false claims under Title 42 of the U.S. Code with respect to a qui tam action (see Note 16—“Commitments and Contingencies” of the Unaudited Interim Consolidated Financial Statements included in this prospectus). We have also received civil investigative demands from the States of Florida and Texas that appear to pertain to the pricing of certain ETHEX products in past years and to Makena™, respectively. We are not aware whether, or the extent to which, any pending governmental inquiries and/or related private litigation might result in the payment of fines, penalties or judgments or the imposition of operating restrictions on our business; however, if we are required to pay fines, penalties or judgments, the amount could be material.

Furthermore, any governmental enforcement action could require us to operate under significant restrictions, place substantial burdens on management, hinder our ability to attract and retain qualified employees and/or cause us to incur significant costs or damages.

In connection with the guilty plea by ETHEX pursuant to the plea agreement, ETHEX was expected to be excluded from participation in federal healthcare programs, including Medicare and Medicaid. As a result, HHS OIG had discretionary authority to seek to similarly exclude our Company from participation in federal healthcare programs. In addition, in light of the exclusion of Marc S. Hermelin on November 18, 2010, HHS OIG had discretionary authority to seek to similarly exclude our Company from participation in federal healthcare programs. However, on November 10, 2010, Mr. M. Hermelin voluntarily resigned as a member of the Board of Directors. We had been advised that HHS OIG notified Mr. M. Hermelin that he would be excluded from participating in federal healthcare programs effective November 18, 2010. In an effort to avoid adverse consequences to our Company, including the foregoing potential discretionary exclusion of our Company, and to enable our Company to secure our expanded financial agreement, HHS OIG, Mr. M. Hermelin and his wife (solely with respect to shares owned jointly between them and certain other obligations therein) entered into a settlement agreement (the “Settlement Agreement”) under which Mr. M. Hermelin also resigned as trustee of all family trusts that hold KV stock, agreed to divest his personal ownership interests in our Company’s Class A Common and Class B Common stock (approximately 1.8 million shares), including certain shares owned jointly with this wife over an agreed upon period of time in accordance with a divestiture plan and schedule approved by HHS OIG, and agreed to refrain from voting stock under his personal control. In order to implement such agreement, Mr. M. Hermelin and his wife granted to an independent third party immediate irrevocable proxies and powers of attorney to divest his (and their jointly owned) personal stock interests in our Company if Mr. M. Hermelin does not timely do so. The Settlement Agreement also required Mr. M. Hermelin to agree, for the duration of his exclusion, not to seek to influence or be involved with, in any manner, the governance, management, or operations of our Company.

As long as the parties comply with the Settlement Agreement, HHS OIG has agreed not to exercise its discretionary authority to exclude our Company from participation in federal health care programs, thereby allowing our Company and our subsidiaries (with the single exception of ETHEX, which was filed for dissolution under state law effective December 15, 2010, pursuant to the Divestiture Agreement with HHS OIG) to continue to conduct business through all federal and state healthcare programs.

On November 15, 2010, we entered into the Divestiture Agreement with HHS OIG under which we agreed to sell the assets and operations of ETHEX to unrelated third parties by April 28, 2011 and to file articles of dissolution with respect to ETHEX under Missouri law by that date. We filed articles of dissolution for ETHEX on December 15, 2010. Following such filing, under the Divestiture Agreement, ETHEX may not engage in any new business other than for winding up its operations and will engage in a process provided under Missouri law to identify and resolve its liabilities over at least a two-year period. Under the terms of the agreement, HHS OIG agreed not to exclude ETHEX from federal healthcare programs until April 28, 2011 and, upon completion of the sale of the ETHEX assets and of the filing of the articles of dissolution of ETHEX, the agreement will terminate. Civil monetary penalties and exclusion of ETHEX may occur if we fail to meet our April 28, 2011 deadline. The sales of ETHEX’s assets (other than certain fixtures as to which HHS OIG has consented to non-divestiture) were completed prior to the April 28, 2011 deadline and ETHEX no longer has any material ongoing assets or operations other than those required to conclude the winding up process under Missouri law. We have also received a letter from HHS OIG advising us further that assuming that we have complied with all agreements deemed necessary by HHS OIG, HHS OIG would not exclude ETHEX thereafter. On April 1, 2011, we requested confirmation from HHS OIG that the steps and actions described in our reports to HHS OIG constituted full compliance with the duties KV and ETHEX were to complete by April 28, 2011 under the Divestiture Agreement, such that they are not at risk for stipulated penalties or exclusion after that date. On April 8, 2011, we received a letter from HHS OIG stating that, at this time, based upon the information provided to HHS OIG in our monthly submissions, HHS OIG has no concerns regarding the actions taken by KV and ETHEX pursuant to the Divestiture Agreement.

As a result of the foregoing actions and agreements entered into by Mr. M. Hermelin, the two agreements with HHS OIG and the referenced correspondence with HHS OIG, we believe we have resolved our remaining issues with respect to HHS OIG and are positioned to continue to participate in federal healthcare programs now and in the future. However, a failure by the parties to comply with the Settlement Agreement or the Divestiture Agreement could lead to future exclusion of our Company under certain circumstances and any such exclusion would materially harm our Company and its future business and viability.

In addition, we are subject to a number of private litigation matters as more fully described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus. If we do not prevail in one or more pending lawsuits, we may be required to pay a significant amount of monetary damages.

Our ongoing private litigation and governmental inquiries also could impair our ability to raise additional capital.

Continuing negative publicity from the consent decree, the plea agreement, our list pricing of Makena™ and ongoing litigation and governmental inquiries may have a material adverse effect on our business, financial condition, results of operations and cash flows.

As a result of the consent decree, the plea agreement, our list pricing of Makena™, ongoing litigation and governmental inquiries and related matters, we have been the subject of negative publicity. This negative publicity may harm our relationships with current and future investors, government regulators, employees, customers and vendors. For example, negative publicity may adversely affect our reputation, which could harm our ability to obtain new customers, maintain existing business relationships with other parties and maintain a viable business in the future. Also, it is possible that the negative publicity and its effect on our work environment could cause our employees to terminate their employment or, if they remain employed by us, result in reduced morale that could have a material adverse effect on our business. In addition, negative publicity has and may continue to adversely affect our stock price and, therefore, employees and prospective employees may also consider our stability and the value of any equity incentives when making decisions regarding employment opportunities. As a result, our business, financial condition, results of operations and cash flows could be materially adversely affected.

The consent decree, the plea agreement, the Settlement Agreement, the Divestiture Agreement, our list pricing of Makena™ and the ongoing governmental and private litigation and governmental inquiries have resulted in significant fees, costs and expenses, diverted management time and resources, and could have a material adverse effect on our business, financial condition and cash flows.

We have incurred significant costs associated with, or consequential to, the steps taken by us in connection with the nationwide recall and suspension of shipment of all products manufactured by us, the requirements under the consent decree, the plea agreement, the Settlement Agreement, the Divestiture Agreement, our list pricing of Makena™ and the ongoing governmental and private litigation and governmental inquiries, including legal fees (including advancement of legal fees to individuals pursuant to our indemnification obligations), accounting fees, consulting fees and similar expenses. Although we believe that a portion of these expenditures may be recoverable from insurance policies that we have purchased, the insurance does not extend to all of these expenditures, the insurance limits may be insufficient even with respect to expenditures that would otherwise be covered, and the insurance carriers have reserved their rights to contest coverage under the insurance policies on multiple grounds. In addition, our Board, management and employees have expended a substantial amount of time in connection with these matters, diverting resources and attention that would otherwise have been directed toward our operations and implementation of our business strategy.

We expect to continue to spend additional time and incur significant additional professional fees, expenses and costs, including administrative expenses similar to those discussed above, as well as costs associated with the remedial activities adopted by the Audit Committee or the Board.

Pursuant to the plea agreement, we are subject to fines, restitution and forfeiture in the remaining aggregate amount of $20.2 million still to be paid. In addition, we are not aware whether, or the extent to which, any pending governmental inquiries and/or related private litigation might result in the payment of fines, penalties or judgments or the imposition of operating restrictions on our business; however, if we are required to pay fines, penalties or judgments, the amount could be material. In addition, if we do not prevail in one or more pending lawsuits, we may be required to pay a significant amount of monetary damages, which could have a material adverse effect on our financial position, results of operations and cash flows.

We have only recently become current in the filing of our periodic reports with the SEC.

Our efforts to become and remain current with our SEC filings have required and will continue to require substantial management time and attention as well as additional accounting and legal expense. In addition, if we are unable to timely file the 10-K for fiscal year 2011 with the SEC, we may face several adverse consequences. Investors in our securities will not have information regarding the current state of our business and financial condition with which to make decisions regarding investment in our securities. When this information does become available to investors, it may result in an adverse effect on the trading price of our common stock. We will not be able to conduct any registered offerings unless we remain current in our SEC filings and we will not be eligible to use a “short form” registration statement on Form S-3 for a period of 12 months after the time we became current in our SEC filings. If we are not able to timely file and make effective registration statements prior to the dates required under various of our material agreements with our equity and debt holders, we may accrue substantial penalties. Until we are again eligible to use Form S-3, we would be required to use a registration statement on Form S-1 to register securities with the SEC or issue such securities in a private placement, which could increase the cost of raising capital. If we do not remain current with our SEC filings, our securities may be delisted from the NYSE and we may not maintain compliance with certain of our debt covenants.

We are involved in various legal proceedings and may experience unfavorable outcomes of such proceedings.

We are involved in various legal proceedings, including, but not limited to, patent infringement, product liability, breach of contract, stockholder class action lawsuits, qui tam and governmental false claims and pricing lawsuits, and proceedings relating to Medicaid reimbursements that involve claims for, or the possibility of, fines and penalties involving substantial amounts of money or other relief (see the Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus). Any adverse determination with respect to any legal proceedings or inquiries could have a material adverse effect on our business, financial position and results of operations.

The Board in December 2008 appointed a special committee in response to the initiation of a series of putative class action stockholder lawsuits alleging violations of the federal securities laws by our Company and certain individuals, the initiation of lawsuits alleging violations under the Employee Retirement Income Security Act (“ERISA”), as well as the receipt by our Company of an informal inquiry from the SEC and certain requests for information from the Office of the United States Attorney for the Eastern District of Missouri and FDA representatives working with that office.

With respect to the securities and ERISA claims and related governmental inquiries, we maintain directors’ and officers’ liability insurance that we believe should cover a portion of the defense and potential liability costs associated with these matters. Nonetheless, the insurance does not extend to all of these expenditures, and the insurance limits may be insufficient even with respect to expenditures that would otherwise be covered. Moreover, the insurance carriers have reserved their rights to contest coverage under the insurance policies on multiple grounds. The expenses associated with these matters have been substantial, and we expect that they will continue to be so. Furthermore, defense of the litigations and cooperation with ongoing governmental inquiries is expected to divert management attention from normal course business operations. An adverse outcome with respect to these matters could have a material adverse effect on our business, financial position and results of operations.

In addition, as previously disclosed, on December 5, 2008, the Board terminated the employment agreement of Marc S. Hermelin, the Chief Executive Officer of our Company at that time, “for cause” (as that term is defined in such employment agreement). The Board also removed Mr. M. Hermelin as Chairman of the Board and as the Chief Executive Officer, effective December 5, 2008. In accordance with the termination provisions of his employment agreement, we determined that Mr. M. Hermelin would not be entitled to any severance benefits. Furthermore, as a result of the termination of Mr. M. Hermelin’s employment agreement “for cause,” we also determined we were no longer obligated for the retirement benefits specified in the employment agreement. However, Mr. M. Hermelin informed us that he believes he effectively retired from his employment with us prior to the termination of his employment agreement on December 5, 2008 by the Board. Although no litigation is pending regarding this matter, to the extent Mr. M. Hermelin elects to bring litigation and in the event we ultimately are unsuccessful in such litigation, we may be required to pay substantial amounts to Mr. M. Hermelin, which could have a material adverse effect on our financial condition, liquidity position and capital resources.

On March 22, 2011, Mr. M. Hermelin made a demand on the Company for indemnification with respect to $1.9 million in fines paid by Mr. M. Hermelin in connection with a guilty plea during March 2011 with respect to two federal misdemeanor counts pertaining to being a responsible corporate officer of the Company at the time that there was a misbranding of two morphine sulfate tablets containing more of the active ingredient than stated on the label, in addition to certain attorneys’ fees and expenses. In addition, the Company had previously advanced approximately $3.7 million to Mr. M. Hermelin for legal fees covering various matters including the FDA and SEC investigations, the Department of Justice inquiry, the Audit Committee investigation, HHS OIG exclusion and various class action lawsuits, under the terms of an indemnification agreement between Mr. M. Hermelin and the Company that was established when he served as Chairman of the Board and Chief Executive Officer of the Company. The Company has also received but not paid approximately $1.3 million of invoices for additional legal fees generally covering the same matters and that are outstanding since September 2010 through April 2011 for which Mr. M. Hermelin is demanding indemnification. Under the Company’s standard Indemnification Agreement entered into with each director, as a condition for the advancement of expenses, each director is required to sign an undertaking to reimburse the Company for the advanced expenses in the event that it is found that the director is not entitled to indemnification. Mr. M. Hermelin’s demand and the amounts previously advanced and unpaid are under review by a special committee appointed by the Board of Directors of the Company.

We may be subject to substantial damages for product liability claims.

The design, development, manufacturing and sale of our products involve an inherent business risk of exposure to product liability claims by consumers and other third parties in the event that the use of our products is alleged to have resulted in adverse effects. In particular, the administration of drugs to humans may cause, or may appear to have caused, adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to patients for some time.

As described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, we are involved in various product liability claims, including both lawsuits and pre-litigation claims. Product liability claims are complex in nature and, regardless of their merits or their ultimate outcomes, are costly, divert management’s attention, may adversely affect our reputation, may reduce demand for our products and may result in significant damages. We may also become subject to claims by private parties with respect to the alleged conduct that is the subject of the plea agreement.

We currently have product liability insurance to protect against and manage the risks involved with our products, but we cannot provide assurances that the level or breadth of any insurance coverage will be sufficient to cover fully all potential claims. In addition, we are subject to the risk that our insurers will seek to deny coverage for claims that we believe should be covered. Our insurers have, in certain cases, reserved their rights with respect to certain claims or cases that have been brought against us. Furthermore, adequate insurance coverage might not be available in the future at acceptable costs, if at all. Significant judgments against us for product liability, and the high costs of defense against such lawsuits, not covered or not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, even if a product liability claim is not successful, the adverse publicity and time and expense of defending such a claim may interfere with our business.

Our industry is highly regulated and our products are subject to ongoing regulatory review, and even if we address the issues identified in the consent decree and resume manufacturing and distribution of more of our approved products, we likely will continue to be subject to heightened scrutiny with regard to our operations.

Our Company, our drug products, the manufacturing facilities for our drug products, the distribution of our drug products, and our promotion and marketing materials are subject to strict and continual review and periodic inspection by the FDA and other regulatory agencies for compliance with pre-approval and post-approval regulatory requirements, including cGMP regulations, adverse event reporting, advertising and product promotion regulations, and other requirements.

As a result of our consent decree and the plea agreement, we anticipate that we will be scrutinized more closely than other companies by the FDA and other regulatory agencies, even if we address the issues identified in the consent decree and resume manufacturing and distribution of additional products. Failure to comply with manufacturing and other post-approval state or federal laws, regulations of the FDA and other regulatory agencies can, among other things, result in warning letters, fines, increased compliance expense, denial or withdrawal of regulatory approvals, additional product recalls or seizures, forced discontinuance of or changes to important promotion and marketing campaigns, operating restrictions and criminal prosecution. The cost of compliance with pre- and post-approval regulation may have a negative effect on our operating results and financial condition.

In addition, the requirements or restrictions imposed on us or our products may change, either as a result of administratively adopted policies or regulations or as a result of the enactment of new laws and new government oversight. At present, the activities of pharmaceutical companies are subject to heightened scrutiny by federal and state regulators and legislators, and FDA enforcement is expected to increase. Any new statutory or regulatory provisions or policy changes could result in delays or increased costs during the period of product development, clinical trials, and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements.

If we are unable to commercialize products under development or that we acquire, our future operating results may suffer.

Certain products we develop or acquire will require significant additional development and investment prior to their commercialization. Our research and development activities, pre-clinical studies and clinical trials (where required), manufacturing activities and the anticipated marketing of our product candidates are subject to extensive regulation by a wide range of governmental authorities in the United States, including the FDA. To satisfy FDA regulatory approval standards for the commercial sale of our product candidates, we must, among other requirements, demonstrate in adequate and well-controlled clinical trials that our product candidates are safe and effective.

Even if we believe that data from our pre-clinical and clinical studies demonstrates safety and efficacy, our analysis of such data is subject to confirmation and interpretation by the FDA, which may have different views on the design, scope or results of our clinical trials, which could delay, limit or prevent regulatory approval. The FDA wields substantial discretion in deciding whether a drug meets the approval criteria, and even if approved, such approval may be conditioned on, among other things, restricted promotion, restricted distribution, a risk evaluation mitigation strategy, or post-marketing studies. Such restrictions may negatively affect our ability to market the drug among competitor products, as well as adversely affect our business.

We expect that many of these products will not be commercially available for several years, if at all. We cannot assure you that such products or future products will be successfully developed, prove to be safe and effective in clinical trials (if required), meet applicable regulatory standards, or be capable of being manufactured in commercial quantities at reasonable cost or at all. If we are unable to commercialize products under development or that we acquire, our future operating results may suffer.

Even if we are able to address the issues identified in the consent decree and resume our drug development plans, some of our product candidates may have to undergo rigorous and expensive clinical trials, the results of which are uncertain and could substantially delay or prevent us from bringing drugs to market.

Before we receive regulatory approvals for the commercial sale of any of our drug candidates, our drug candidates are subject to extensive pre-clinical testing and clinical trials to demonstrate their safety and efficacy in humans. Conducting pre-clinical testing and clinical trials is a lengthy, time-consuming, expensive, and uncertain process that often takes many years. Furthermore, we cannot be sure that pre-clinical testing or clinical trials of any drug candidates will demonstrate the safety and efficacy of our drug candidates at all or to the extent necessary to obtain FDA approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier pre-clinical studies and clinical trials.

We cannot assure you that we or our collaborators will successfully complete the planned clinical trials. Our collaborators or we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent us from receiving regulatory approval or commercializing our product candidates, including the following events:

•

our clinical trials may produce negative or inconclusive results, and we may decide, or the FDA may require us, to conduct additional clinical and/or pre-clinical studies or to abandon development programs;

•	trial results may not meet the level of statistical significance required by the FDA;

•	we, independent institutional review boards or the FDA, may suspend or terminate clinical trials if the participating patients are being exposed to unacceptable health risks; and

•

the effects of our product candidates on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use.

Even if we are able to address the issues identified in the consent decree and resume our drug development plans, our pre-clinical or clinical trials for some of our products under development may be unsuccessful or delayed.

Significant delays in clinical trials could materially affect our product development costs and delay regulatory approval of our product candidates. We do not know whether clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. There are a number of factors that may cause delays or suspension in clinical trials:

•	delays or failures in obtaining regulatory authorization to commence a trial;

•	inability to manufacture sufficient quantities of acceptable materials for use in clinical trials;

•	the delay or failure in reaching agreement on contract terms with prospective study sites;

•	delays in recruiting patients to participate in a clinical trial;

•	the delay or failure in obtaining independent institutional review board review and approval of the clinical trial protocol;

•	the failure of third-party clinical trial managers, including clinical research organizations, to perform their oversight of the trials or meet expected deadlines;

•

the failure of our clinical investigational sites and related facilities and records to be in compliance with the FDA’s Good Clinical Practices, including the failure to pass FDA inspections of clinical trials;

•	unforeseen safety issues;

•	inability to secure clinical trial insurance;

•	lack of demonstrated efficacy in the clinical trials;

•	our inability to reach agreement with the FDA on a trial design that we are able to execute;

•	difficulty in adequately following up with patients after treatment; or

•	changes in laws, regulation or regulatory policy.

If clinical trials for our drug candidates are unsuccessful, delayed or cancelled, we will be unable to meet our anticipated development and commercialization timelines, which could harm our business and cause our stock price to decline.

Suspension of product shipments has exposed us to failure to supply claims from our customers and could expose us to additional claims in the future.

In addition to the loss of revenue, the suspension of product shipments exposes us to possible claims for certain additional costs. Pursuant to arrangements between us and certain of our customers, such customers, despite the formal discontinuation action by us of our products, may assert, and certain customers, including CVS Pharmacy, Inc. have asserted, that we should compensate such customers for any additional costs they incurred for procuring products we did not supply. The amount of such compensation is affected by the price of any replacement product and the terms of the relevant customer agreement. Following our suspension of shipments, the price of certain products increased significantly, thereby potentially increasing the amount of any such compensation. While we have recorded an estimated liability for failure to supply claims as of December 31, 2010 based on notices we received from our customers, the actual amount of liability from current and additional claims we may face, if asserted and determined to be meritorious, could be much higher and could have a material adverse effect on our liquidity position and operating results.

Product recall costs had, and could continue to have, a material adverse effect on our business, financial position, results of operations and cash flows.

We have incurred significant costs and suffered economic losses as a result of the ongoing recall of our products and voluntary disposal of inventory in connection with the recall of our products (see Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus). Also, as a result of the recall, production suspension of our products and the disposal of our existing inventory of products required under the consent decree, management established inventory reserves to cover estimated inventory losses for all work-in-process and finished goods related to drug products we manufactured, as well as raw materials for those drug products that had no potential use in products to be manufactured in the future. Management was required to make judgments about the future benefit of our raw materials. Actual reserve requirements could differ significantly from management’s estimates, which could have a significant unfavorable impact on our future gross margins.

Investigations of the calculation of average wholesale prices may adversely affect our business.

Many government and third-party payors, including Medicare, Medicaid, HMOs and managed care organizations (“MCOs”) reimburse doctors and others for the purchase of certain prescription drugs based on a drug’s AWP. In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, in which they have asserted that reporting of inflated AWPs have led to excessive payments for prescription drugs.

The regulations regarding reporting and payment obligations with respect to Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. We and other pharmaceutical companies are defendants in a number of suits filed by state attorneys general and have been notified of an investigation by the United States Department of Justice with respect to Medicaid reimbursement and rebates. While we cannot predict the outcome of the investigation, possible remedies that the U.S. government could seek include treble damages, civil monetary penalties, debarment from contracting with the government and exclusion from the Medicare and Medicaid programs. In connection with such an investigation, the U.S. government may also seek a Corporate Integrity Agreement (administered by HHS OIG) with us which could include ongoing compliance and reporting obligations. Because our processes for these calculations and the judgments involved in making these calculations involve, and will continue to involve, subjective decisions and complex methodologies, these calculations are subject to the risk of errors. In addition, they are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in material changes. Further, effective October 1, 2007, the CMS adopted new rules for average manufacturer’s price (“AMP”) based on the provisions of the Deficit Reduction Act of 2005 (the “DRA”). While the matter remains subject to litigation and proposed legislation, one potential significant change as a result of the DRA is that AMP would need to be disclosed to the public. AMP was historically kept confidential by the government and participants in the Medicaid program. Disclosing AMP to competitors, customers, and the public at large could negatively affect our leverage in commercial price negotiations.

In addition, as also disclosed herein, a number of state and federal government agencies are conducting investigations of manufacturers’ reporting practices with respect to AWPs in which they have suggested that reporting of inflated AWP has led to excessive payments for prescription drugs. We and numerous other pharmaceutical companies have been named as defendants in various actions relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid.

Any governmental agencies that have commenced, or may commence, an investigation of our Company could impose, based on a claim of violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties, debarment from contracting with the government and possible exclusion from federal health care programs including Medicare and/or Medicaid. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with regard to how to properly calculate and report payments—and even in the absence of any such ambiguity—a governmental authority may take a position contrary to a position we have taken, and may impose civil and/or criminal sanctions. Any such penalties or sanctions could have a material adverse effect on our business, financial position and results of operations.

We have material weaknesses in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal control over financial reporting, we may not be able to report our financial results accurately or timely or detect fraud, which could have a material adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each year, and to include a management report assessing the effectiveness of our internal control over financial reporting in each Annual Report on Form 10-K. Section 404 also requires our independent registered public accounting firm to attest to, and report on, the effectiveness of our internal control over financial reporting.

As more fully described in Item 9A—“Controls and Procedures” of our 2010 Form 10-K and Item 4—“Controls and Procedures” of our Form 10-Q for the quarter ended December 31, 2010, management determined that certain material weaknesses existed in our internal control over financial reporting. As of December 31, 2010, these material weaknesses have not been remediated. Specifically, we have determined that we had three material weaknesses in our control environment or entity-level controls and seven material weaknesses surrounding financial statement preparation and review procedures and application of accounting principles.

Management is in the process of implementing steps to remediate these material weaknesses. However, we cannot provide assurances that such remediation will be effective.

Our internal control over financial reporting may not prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Also, additional material weaknesses in our internal control over financial reporting may be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in material weaknesses, cause us to fail to timely meet our periodic reporting obligations, or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated there under. In addition, solely as a result of the material weaknesses, we have determined that our disclosure controls and procedures were not effective as of December 31, 2010. If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filings may not be timely and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

A failure to remain in compliance with one or more of the requirements of an outstanding mortgage loan and a related waiver could have a material adverse effect on our business, financial condition and cash flows.

In March 2006, as previously disclosed, we entered into a $43.0 million mortgage loan arrangement, of which approximately $33.6 million remains outstanding as of December 31, 2010. Also, as previously disclosed, we obtained a waiver with respect to certain requirements of the mortgage loan documentation. Failure by us to comply with the terms of the mortgage or the waiver from the lender could result in, among other things, our outstanding obligations with respect to the mortgage loan accelerating and immediately becoming due and payable and resulting in cross-defaults under our convertible notes described below and other debt obligations, which would materially adversely affect our business, financial condition and cash flows.

Pursuant to the indentures governing our convertible notes and our 2015 Notes, our default in the payment of other indebtedness or any final non-appealable judgments could result in such notes becoming immediately due and payable, which could have a material adverse effect on our business, financial condition and cash flows.

In May 2003, we issued $200.0 million principal amount of 2.5% Contingent Convertible Subordinated Notes which mature in 2033 (the “2033 Notes”). We are current in all our financial payment obligations under the indenture governing the 2033 Notes. However, a failure by us or any of our subsidiaries to pay any indebtedness or any final non-appealable judgments in excess of $0.75 million constitutes an event of default under the indenture. An event of default would permit the trustee under the indenture or the holders of at least 25% of the 2033 Notes to declare all amounts owing to be immediately due and payable and exercise other remedies, which would materially adversely affect our business, financial condition and cash flows, as well as our ability to continue as a going concern. In addition, if an event of default under the indenture was to be triggered and the 2033 Notes repaid, we could recognize cancellation of indebtedness income. Such cancellation of indebtedness income would result in a tax liability to the extent not reduced by our tax attributes. Additionally, a default in payment of other indebtedness in the amount of $5 million or more, including an event of default with respect to the 2033 Notes, would trigger a default under the indenture governing the 2015 Notes, which would materially adversely affect our business, financial condition and cash flows, as well as our ability to continue as a going concern.

The indenture governing the 2015 Notes contains operating and financial restrictions which may hinder our ability to pursue business opportunities and operate our business.

The indenture governing the 2015 Notes contains significant operating and financial restrictions that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business. These restrictions will limit or prohibit, among other things, our ability to: (1) incur additional indebtedness or issue certain preferred shares; (2) pay dividends, redeem subordinated debt or make other restricted payments on capital stock; (3) designate our subsidiaries as Unrestricted Subsidiaries (as defined in the indenture); (4) change our line of business; (5) transfer or sell assets, including the capital stock of our subsidiaries; (6) make certain investments or acquisitions; (7) grant liens on our assets; (8) incur dividend or other payment restrictions affecting certain subsidiaries; and (9) merge, consolidate or transfer substantially all of our assets. See Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for a further description of the 2015 Notes.

Increased indebtedness may impact our financial condition and results of operations.

At December 31, 2010, we had an aggregate of $353.2 million of outstanding debt, including primarily $200.0 million principal amount of the 2033 Notes and the remaining principal balance of $33.6 million under a mortgage loan. The Company also had approximately $60 million, excluding loan discount, outstanding principal amount at December 31, 2010 due under the Bridge Loan with U.S. Healthcare that was entered into in November 2010 and amended in January 2011 and again in March 2011. On March 17, 2011, the Company issued $225 million aggregate principal amount of the 2015 Notes. The Company used a portion of the proceeds obtained from the issuance of the 2015 Notes to repay in full its existing obligations under the Bridge Loan with U.S. Healthcare of approximately $61 million (which amount included an applicable make-whole premium). See Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for a further description of the 2015 Notes. At March 31, 2011, we had an aggregate of $510.4 million of outstanding debt, consisting primarily of $200.0 million principal amount of the 2033 Notes, the remaining principal amount of our $43.0 million mortgage loan, and $225.0 million principal amount of 2015 Notes.

Our level of indebtedness may have several important effects on our future operations, including:

•	we will be required to use a portion of our cash flow from operations or otherwise for the payment of any principal or interest due on our outstanding indebtedness;

•

our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures and increases in interest rates; and

•

the level of our outstanding debt and the impact it has on our ability to meet debt covenants may affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

Even after we are able to resume manufacturing and shipment of our products, general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, our business might not continue to generate cash flow at or above historic levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell selected assets;

•	reduce or delay planned capital expenditures; or

•	reduce or delay planned research and development expenditures.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms or at all.

Holders of the 2033 Notes may require us to offer to repurchase their 2033 Notes for cash upon the occurrence of a change in control or on May 16, 2013, 2018, 2023 and 2028. The source of funds for any repurchase of the 2033 Notes required as a result of any such events will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. The use of available cash to fund the repurchase of the 2033 Notes may impair our ability to obtain additional financing in the future. Any such repayment is a restricted payment under the 2015 Notes and is not permitted unless the 2015 Notes are refinanced with other indebtedness or repaid.

Our cost-reducing measures could yield unintended consequences, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As previously disclosed, we implemented significant cost savings measures to mitigate the financial impact of our actions to recall all of the products we manufactured and to suspend manufacturing and shipment of our products pending compliance with the terms of the consent decree. These measures included a substantial reduction of our workforce, which commenced on February 5, 2009, and an ongoing realignment of our cost structure. We realigned and restructured the sales force for our Ther-Rx subsidiary, and our production workforce. As a result, we reduced our employee headcount from approximately 1,700 on December 31, 2008 to approximately 682 on March 31, 2010. On March 31, 2010, we implemented a plan to further reduce our employee workforce from 682 to 394. In February 2011, we announced that we would be increasing our workforce by approximately 95 individuals to support the launch and marketing of Makena™.

The cost-reducing measures taken by us could yield unintended consequences, such as distraction of our management and employees, the inability to retain and attract new employees, business disruption, a negative impact on morale among remaining employees, attrition beyond our planned reduction in workforce and reduced employee productivity, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, our reductions in personnel may subject us to risks of litigation, which could result in substantial cost. We cannot guarantee that the cost reduction measures, or other measures we may take in the future, will result in the expected cost savings, or that any cost savings will be unaccompanied by these or other unintended consequences.

Our future growth will also depend upon our ability to develop, acquire, fund and successfully launch new products in addition to Makena™.

In the near term, we are focused on meeting the requirements of the consent decree, which will allow more of our approved products to be reintroduced to the market and continuing the commercial launch of Makena™. We also need to continue to develop and commercialize new brand name products and generic products utilizing our proprietary drug delivery systems to grow our business in the future. To do this, we will need to identify, develop and commercialize technologically enhanced branded products and drugs that are off-patent or where we can challenge the patents and that can be produced and sold by us as generic products using our drug delivery technologies. If we are unable to identify, develop and commercialize new products, we may need to obtain licenses to additional rights to branded or generic products, assuming they would be available for licensing, which could decrease our profitability. We may not be successful in pursuing this strategy.

Prior to entering into the consent decree we had filed ANDAs with the FDA seeking permission to market generic versions of several branded products, including varying strengths of the following:

•	Metadate CD® (methylphenidate hydrochloride) Extended-Release Capsules

•	Ritalin LA® (methylphenidate hydrochloride) Extended-Release Capsules

•	Focalin XR® (dexmethylphenidate hydrochloride) Extended-Release Capsules

•	Keppra XR® (levetiracetam) Extended-Release Tablets

With respect to the first three ANDA submissions noted above, we have sought favorable court rulings in patent infringement actions filed against us by the sponsors of the branded products. See Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for more information regarding patent certifications and litigation. However, in such litigations generally, we cannot be certain of the outcome, and a decision that a relevant patent is valid and infringed likely could significantly delay our ability to market any of the drugs at issue in such lawsuits. In addition, the litigation process itself can impose significant delays and expenses. On March 1, 2010, we entered into a settlement agreement to settle the patent infringement actions with respect to Ritalin LA® and Focalin XR® and on April 2, 2010, we entered into a settlement agreement to settle the patent infringement action with respect to Metadate CD®. See Note 16—“Commitments and Contingencies” and Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for information regarding the settlement. Due to the consent decree, an approval or a tentative approval was not obtained in the required time frame for any of the Company’s Paragraph IV ANDA filings. Therefore, the 180 days of exclusivity under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, was lost.

We depend on our patents and other proprietary rights and cannot be certain of their confidentiality and protection.

Our success depends, in large part, on our ability to protect our current and future technologies and products, to defend our intellectual property rights and to avoid infringing on the proprietary rights of others. Although the pharmaceutical industry is crowded, we have been issued a substantial number of patents in the U.S. and in many foreign countries, which cover certain of our technologies, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products. The patent position of pharmaceutical companies can be highly uncertain and frequently involves complex legal and factual questions. As a result, the breadth of claims allowed in patents relating to pharmaceutical applications or their validity and enforceability cannot accurately be predicted. Patents are examined for patentability at patent offices against bodies of prior art which by their nature may be incomplete and imperfectly categorized. Therefore, even presuming that the patent examiner has been able to identify and cite the best prior art available to him during the examination process, any patent issued to us could later be found by a court or a patent office during post-issuance proceedings to be invalid in view of newly-discovered prior art or already considered prior art or other legal reasons. Furthermore, there are categories of “secret” prior art unavailable to any examiner, such as the prior inventive activities of others, which could form the basis for invalidating any patent. In addition, there are other reasons why a patent may be found to be invalid, such as an offer for sale or public use of the patented invention in the U.S. more than one year before the filing date of the patent application. Moreover, a patent may be deemed unenforceable if, for example, the inventor or the inventor’s agents failed to disclose prior art to the United States Patent and Trademark Office (the “USPTO”) that they knew was material to patentability.

The coverage claimed in a patent application can be significantly altered during the examination process either in the U.S. or abroad. Consequently, our pending or future patent applications may not result in the issuance of patents or may result in issued patents having claims significantly different from that of the patent application as originally filed. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. Patent applications in the U.S. filed prior to November 29, 2000 are currently maintained in secrecy until and unless patents issue, and patent applications in certain other countries generally are not published until more than 18 months after they are first filed (which generally is the case in the U.S. for applications filed on or after November 29, 2000). In addition, publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a result, we cannot be certain that we or our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications or that we or our licensors were the first to file patent applications on such inventions. Furthermore, patents already issued to us or our pending applications may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings in the USPTO, or opposition proceedings in a foreign country. The result of these proceedings can be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. Even where we ultimately prevail before the USPTO or in litigation, the expense of these proceedings can be considerable. In addition, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions outside of the U.S. For example, methods of treating humans are not patentable in many countries outside of the U.S.

These and other issues may prevent us from obtaining patent protection outside of the U.S. Furthermore, once patented in foreign countries, the inventions may be subjected to mandatory working requirements and/or subject to compulsory licensing regulations.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached by the other parties to these agreements. We may not have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements and there can be no assurance that any such disputes would be resolved in our favor.

In addition, our trade secrets and proprietary technology may become known or be independently developed by our competitors, or patents may not be issued with respect to products or methods arising from our research, and we may not be able to maintain the confidentiality of information relating to those products or methods. Furthermore, certain unpatented technology may be subject to intervening rights.

We depend on our trademarks and related rights.

To protect our trademarks and associated goodwill, domain name, and related rights, we generally rely on federal and state trademark and unfair competition laws, which are subject to change. Some, but not all, of our trademarks are registered in the jurisdictions where they are used. Some of our other trademarks are the subject of pending applications in the jurisdictions where they are used or intended to be used, and others are not.

It is possible that third parties may own or could acquire rights in trademarks or domain names in the U.S. or abroad that are confusingly similar to or otherwise compete unfairly with our marks and domain names, or that our use of trademarks or domain names may infringe or otherwise violate the intellectual property rights of third parties. The use of similar marks or domain names by third parties could decrease the value of our trademarks or domain names and hurt our business, for which there may be no adequate remedy.

Third parties may claim that we infringe on their proprietary rights, or seek to circumvent ours.

We have been sued in the past for, and may in the future be required to defend against charges of infringement of patents, trademarks or other proprietary rights of third parties. Such defenses could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. More generally, the outcome of intellectual property litigation and disputes is uncertain and presents a risk to our business.

If an intellectual property dispute is settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using, selling and/or importing into the U.S. certain of our products, and therefore could have a material adverse effect on our business or results of operations. Litigation also may be necessary to enforce our patents against others or to protect our know-how or trade secrets. That litigation could result in substantial expense or put our proprietary rights at risk of loss, and we cannot assure you that any litigation will be resolved in our favor. As noted above, certain patent infringement lawsuits are currently pending against us, any of which could have a material adverse effect on our future business, financial condition, results of operations or cash flows.

Our dependence on key executives and qualified scientific, technical and managerial personnel could affect the development and management of our business.

We are highly dependent upon our ability to attract and retain qualified scientific, technical and managerial personnel. Our recent reductions in our employee base have increased this dependence. There is intense competition for qualified personnel in the pharmaceutical and biotechnology industries, and we cannot be sure that we will be able to continue to attract and retain qualified personnel necessary for the development and management of our business. Although we do not believe the loss of one individual would materially harm our business, our business might be harmed by the loss of services of multiple existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner. Much of the know-how we have developed resides in our scientific and technical personnel and is not readily transferable to other personnel. While we have employment agreements with certain of our key executives, we do not ordinarily enter into employment agreements (other than agreements related to confidentiality and proprietary rights) with our other scientific, technical and managerial employees.

We may be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base.

Our principal customers are wholesale drug distributors, major retail drug store chains, independent pharmacies and mail order firms. These customers comprise a significant part of the distribution network for pharmaceutical products in the U.S. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that consolidation of drug wholesalers and retailers will increase pricing and other competitive pressures on drug manufacturers. Our three largest customers, which are specialty pharmacies and distributors, accounted for approximately 50% of our gross sales. The loss of any of these customers could materially and adversely affect our business, financial condition, results of operations or cash flows.

The use of legal, regulatory and legislative strategies by competitors, as well as the impact of proposed legislation, may increase our costs associated with the introduction or marketing of our generic products, could delay or prevent such introduction and/or could significantly reduce our profit potential.

Our competitors, both branded and generic, often pursue strategies to prevent or delay competition from generic alternatives to branded products. These strategies include, but are not limited to:

•

entering into agreements whereby other generic companies will begin to market an authorized generic, a generic equivalent of a branded product, at the same time generic competition initially enters the market;

•	filing citizen’s petitions with the FDA or other regulatory bodies, including timing the filings so as to thwart generic competition by causing delays of our product approvals;

•	seeking to establish regulatory and legal obstacles that would make it more difficult to demonstrate bioequivalence;

•	initiating legislative efforts to limit the substitution of generic versions of branded pharmaceuticals;

•	filing suits for patent infringement that may delay regulatory approval of many generic products;

•

introducing “next-generation” products prior to the expiration of market exclusivity for the reference product, which often materially reduces the demand for the first generic product for which we seek regulatory approval;

•	obtaining extensions of market exclusivity by conducting clinical trials of branded drugs in pediatric populations or by other potential methods;

•

persuading regulatory bodies to withdraw the approval of branded drugs for which the patents are about to expire, thus allowing the manufacturer of the branded product to obtain new patented products serving as substitutes for the products withdrawn; and

•	seeking to obtain new patents on drugs for which patent protection is about to expire.

In the United States, some companies have lobbied Congress for amendments to the Hatch-Waxman Act that would give them additional advantages over generic competitors. For example, although the term of a company’s drug patent can be extended to reflect a portion of the time an NDA is under regulatory review, some companies have proposed extending the patent term by a full year for each year spent in clinical trials rather than the one-half year that is currently permitted.

If proposals like these in the United States were to become effective, our entry into the market and our ability to generate revenues associated with new products may be delayed, reduced or eliminated, which could have a material adverse effect on our business, financial position and results of operations.

One of the key incentives for a manufacturer of generic products to challenge the patents associated with the reference listed drug is the possibility of obtaining a 180-day period of exclusivity, during which no other generic version of the same product may be marketed. For additional information, see “Description of the Business— Narrative Description of Business—Government Regulation— New Product Development and Approval—180-Day Exclusivity” included in this prospectus.

Commercialization of a generic product prior to final resolution of patent infringement litigation could expose us to significant damages if the outcome of the litigation is unfavorable and could impair our reputation.

We could invest a significant amount of time and expense in the development of our generic products only to be subject to significant additional delay and changes in the economic prospects for our products. If we receive FDA approval for our pending ANDAs, we may consider commercializing the product prior to the final resolution of any related patent infringement litigation. The risk involved in marketing a product prior to the final resolution of the litigation may be substantial because the remedies available to the patent holder could include, among other things, damages measured by the profits lost by such patent holder and not by the profits earned by us. A patent holder may also recover damages caused by the erosion of prices for its patented drug as a result of the introduction of our generic drug in the marketplace. Further, in the case of a willful infringement, which requires a complex analysis of the totality of the circumstances, such damages may be trebled. However, in order to realize the economic benefits of some of our products, we may decide to risk an amount that may exceed the profit we anticipate making on our product. There are a number of factors we would need to consider in order to decide whether to launch our product prior to final resolution, including among other things (1) outside legal advice, (2) the status of a pending lawsuit, (3) interim court decisions, (4) status and timing of a trial, (5) legal decisions affecting other competitors for the same product, (6) market factors, (7) liability-sharing agreements, (8) internal capacity issues, (9) expiration dates of patents, (10) strength of lower court decisions and (11) potential triggering or forfeiture of exclusivity. An adverse determination in the litigation relating to a product we launch prior to final resolution of patent infringement litigation could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We depend on licenses from others, and any loss of these licenses could harm our business, market share and profitability.

We have acquired the rights to manufacture, use and/or market certain products through license agreements. We also expect to continue to obtain licenses for other products and technologies in the future. Our license agreements generally require us to develop the markets for the licensed products. If we do not develop these markets, the licensors may be entitled to terminate these license agreements.

We cannot be certain that we will fulfill all of our obligations under any particular license agreement for any variety of reasons, including lack of sufficient liquidity to fund our obligations, insufficient resources to adequately develop and market a product, lack of market development despite our efforts and lack of product acceptance. Our failure to fulfill our obligations could result in the loss of our rights under a license agreement.

Certain products we have the right to license are at certain stages of clinical tests and FDA approval. Failure of any licensed product to receive regulatory approval could result in the loss of our rights under its license agreement.

We expend a significant amount of resources on research and development efforts that may not lead to successful product introductions.

We conduct research and development primarily to enable us to manufacture and market FDA-approved pharmaceuticals in accordance with FDA regulations. Typically, research costs related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDA filings. Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA-approved new pharmaceutical products. Also, after we submit an application for approval, the FDA may request that we conduct additional studies and as a result, we may be unable to reasonably determine the total research and development costs to develop a particular product. Finally, we cannot be certain that any investment made in developing products will be recovered, even if we are successful in commercialization. In addition, as set forth in the risk factor entitled “Our future growth will largely depend upon our ability to fund and develop new products” above, although the consent decree does not specifically address these ANDA submissions, we anticipate that final approval of any ANDAs will not occur before the FDA has determined that we are compliant with cGMP. In September 2010, the FDA determined that our facilities were in compliance, allowing us to resume shipment of our Potassium Chloride Extended Release Capsule products, which commenced sales in that month. Additional products are in the process of being brought back to market although the Company does not expect to resume shipping other products until fiscal year 2012.

We may not be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of our products under development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business. To the extent that we expend significant resources on research and development efforts and are not able, ultimately, to introduce successful new products as a result of those efforts, our business, financial condition, results of operations or cash flows may be materially adversely affected.

Any significant interruption in the supply of raw materials or finished product could have a material adverse effect on our business.

We typically purchase the active pharmaceutical ingredient (i.e., the chemical compounds that produce the desired therapeutic effect in our products) and other materials and supplies that we use in our manufacturing operations, as well as certain finished products (including Evamist® and Makena™), from many different domestic and foreign suppliers.

We also maintain safety stocks in our raw materials inventory, and in certain cases where we have listed only one supplier in our applications with the FDA, have received FDA approval to use alternative suppliers should the need arise. However, there is no guarantee that we will always have timely and sufficient access to a critical raw material or finished product, or access to such materials or products on commercially reasonable terms. A prolonged interruption in the supply of a single-sourced raw material, including the active ingredient, or finished product could cause our business, financial condition, results of operations or cash flows to be materially adversely affected. In addition, our manufacturing capabilities could be impacted by quality deficiencies in the products which our suppliers provide, which could have a material adverse effect on our business.

Where we purchase finished products for sale, it is possible for the ability or willingness of our suppliers to supply us to be disrupted, delayed or terminated, including as a result of regulatory actions by the FDA or other government agencies, including shipping halts, product seizures and recalls affecting such suppliers, or as a result of labor stoppages, facility damage or casualties, or other sources of interruption. Such interruptions could have a material adverse effect on our business.

We utilize controlled substances in certain of our current products and products in development and therefore must meet the requirements of the Controlled Substances Act of 1970 (the “CSA”) and the related regulations administered by the U.S. Drug Enforcement Administration (the “DEA”). These regulations relate to the manufacture, shipment, storage, sale and use of controlled substances. The DEA limits the availability of the active ingredients used in certain of our current products and products in development and, as a result, our procurement quota of these active ingredients may not be sufficient to meet commercial demand or complete clinical trials. We must annually apply to the DEA for procurement quota in order to obtain these substances. Any delay or refusal by the DEA in establishing our procurement quota for controlled substances could delay or stop our clinical trials or product launches, or could cause trade inventory disruptions for those products that have already been launched, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our revenues, gross profit and operating results may fluctuate from period to period, depending upon our product sales mix, our product pricing, and our costs to manufacture or purchase products.

Assuming we are able to comply with the requirements under the consent decree and resume the manufacture and distribution of more of our approved products, our future results of operations, financial condition and cash flows will depend to a significant extent upon our branded and generic/non-branded product sales mix (the proportion of total sales between branded products and generic/non-branded products). Our sales of branded products typically generate higher gross margins than our sales of generic/non-branded products. In addition, the introduction of new generic products at any given time can involve significant initial quantities being purchased by our wholesaler customers, as they supply initial quantities to pharmacies and purchase product for their own wholesaler inventories. As a result, our sales mix will significantly impact our gross profit from period to period. During the nine months ended December 31, 2010, sales of our branded products and generic/non-branded products accounted for 92.5% and 7.4%, respectively, of our net revenues. During the same period, branded products and generic/non-branded products generated gross margins of 87.7% and 75.4%, respectively.

Factors that may cause our sales mix to vary include:

•	the number and timing of new product introductions;

•	marketing exclusivity on products, if any, which may be obtained;

•	the level of competition in the marketplace with respect to certain products;

•	the availability of raw materials and finished products from our suppliers;

•	the buying patterns of our three largest wholesaler customers;

•	the scope and outcome of governmental regulatory action that may involve us;

•	periodic dependence on a relatively small number of products for a significant portion of net revenue or income; and

•	legal actions brought by our competitors.

The profitability of our product sales is also dependent upon the prices we are able to charge for our products, the costs to purchase products from third parties, and our ability to manufacture our products in a cost-effective manner. If our revenues and gross profit decline or do not grow as anticipated, we may not be able to correspondingly reduce our operating expenses.

Rising insurance costs could negatively impact profitability.

The cost of insurance, including workers’ compensation, product liability and general liability insurance, has risen significantly in the past few years and may continue to increase. In response, we may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and our increased risk due to increased deductibles and reduced coverages, could have a negative impact on our business, financial condition, results of operations or cash flows.

We may continue to incur charges for impairment of intangible and other long-lived assets.

When we acquire the rights to manufacture and sell a product, we record the aggregate purchase price, along with the value of the product-related liabilities we assume, as intangible assets. We use the assistance of valuation experts to help us allocate the purchase price to the fair value of the various intangible assets we have acquired. Then, we must estimate the economic useful life of each of these intangible assets in order to amortize their cost as an expense in our consolidated statements of operations over the estimated economic useful life of the related asset. The factors that affect the actual economic useful life of a pharmaceutical product are inherently uncertain, and include patent protection, physician loyalty and prescribing patterns, competition by products prescribed for similar indications, future introductions of competing products not yet FDA-approved and the impact of promotional efforts, among many others. We consider all of these factors in initially estimating the economic useful lives of our products, and we also continuously monitor these factors for indications of decline in carrying value.

In assessing the recoverability of our intangible and other long-lived assets, we must make assumptions regarding estimated undiscounted future cash flows and other factors. If the estimated undiscounted future cash flows do not exceed the carrying value of the intangible or other long-lived assets being evaluated, we must determine the fair value of the intangible or other long-lived assets. If the fair value of these assets is less than its carrying value, an impairment loss will be recognized in an amount equal to the difference. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. We review intangible assets for impairment at least annually and all long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If we determine that an intangible or long-lived asset is impaired, a non-cash impairment charge would be recognized.

Because circumstances can change, the value of intangible and long-lived assets we record may not be realized by us. If we determine that impairment has occurred, we would be required to write-off the impaired portion of the unamortized assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs. In addition, in the event of a sale of any of our assets, we might not recover our recorded value of the associated assets.

In connection with the steps taken by us with respect to the nationwide recall and suspension of shipment of all products manufactured by us, the requirements under the consent decree, the ongoing private litigation and governmental inquiries, and certain other events in the fourth quarter of fiscal year 2010, we completed an evaluation of each of our intangible assets, and as a result of these evaluations, recognized certain impairment charges.

There are inherent uncertainties involved in the estimates, judgments and assumptions used in the preparation of our financial statements, and any changes in those estimates, judgments and assumptions could have a material adverse effect on our financial condition and results of operations.

The consolidated financial statements that we file with the SEC are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of financial statements in accordance with U.S. GAAP involves making estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. A summary of our significant accounting practices is included in Note 2—“Summary of Significant Accounting Policies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus. The most significant estimates we are required to make under U.S. GAAP include, but are not limited to, those related to revenue recognition and reductions to gross revenues, inventory valuation, intangible asset valuations, property and equipment valuations, stock-based compensation, income taxes and loss contingencies related to legal proceedings. We periodically evaluate estimates used in the preparation of the consolidated financial statements for reasonableness, including estimates provided by third parties. Appropriate adjustments to the estimates will be made prospectively, as necessary, based on such periodic evaluations. We base our estimates on, among other things, currently available information, market conditions, historical experience and various assumptions, which together form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our assumptions are reasonable under the circumstances, estimates would differ if different assumptions were utilized and these estimates may prove in the future to have been inaccurate.

Enactment of the Patient Protection and Affordable Care Act (the “Affordable Care Act”), legislative proposals, reimbursement policies of third parties, cost-containment measures and health care reform could affect the marketing, pricing and demand for our products.

The enactment of the Affordable Care Act on March 23, 2010, as well as various additional legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of our products. Further, reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as HMOs and MCOs. Insurance companies, HMOs, MCOs, Medicaid and Medicare administrators and others regularly challenge the pricing of pharmaceutical products and review their reimbursement practices. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which could result in lower prices and a reduced demand for our products:

•	the trend toward managed health care in the U.S.;

•	the growth of organizations such as HMOs and MCOs;

•	legislative proposals to reform health care and government insurance programs; and

•	price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

The Affordable Care Act is a comprehensive and very complex and far-reaching statute. The cost-containment measures and health care reforms in the Affordable Care Act and in other legislative proposals could affect our ability to sell our products in many possible ways. The Obama administration’s fiscal year 2010 budget included proposals to reduce Medicare and Medicaid spending and reduce drug spending. We are unable to predict the ultimate impact of the Affordable Care Act, or the content or timing of any future healthcare reform legislation and its impact, on us. Those reforms may have a material adverse effect on our financial condition and results of operations.

The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies and decisions, either generally affecting all pharmaceutical companies or specifically affecting us, may not include some of our products or government agencies or third parties may assert that certain of our products are not eligible for Medicaid, Medicare or other reimbursement and were not so eligible in the past, possibly resulting in demands for damages or refunds. Even if reimbursement policies of third parties grant reimbursement status for a product, we cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for our products. The unavailability or inadequacy of third-party reimbursement for our products could reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third-party coverage and reimbursement that reduces demand for our products.

Our ability to market generic pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties, including pharmacies, government formularies and other retailers, as well as patients. In the past, we have manufactured, and assuming we comply with the requirements under the consent decree we anticipate that in the future we will again manufacture, a number of prescription drugs that are used by patients with severe health conditions. Although the brand-name products generally have been marketed safely for many years prior to our introduction of a generic/non-branded alternative, there is a possibility that one of these products could produce a side effect that could result in an adverse effect on our ability to achieve acceptance by managed care providers, pharmacies and other retailers, customers and patients. If these independent third parties do not accept our products, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Extensive industry regulation has had, and will continue to have, a significant impact on our industry and our business, especially our product development, manufacturing and distribution capabilities.

All pharmaceutical companies, including us, are subject to extensive, complex, costly and evolving regulation by the federal government, principally the FDA and, to a lesser extent, the DEA and state government agencies. The Federal Food, Drug, and Cosmetic Act (the “FDCA”), the CSA and other federal statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties, injunctions or holds, recall or seizure of products and total or partial suspension of production, as well as other regulatory actions against our products and us.

In addition to compliance with cGMP requirements, drug manufacturers must register each manufacturing facility with the FDA. Manufacturers and distributors of prescription drug products are also required to be registered in the states where they are located and in certain states that require registration by out-of-state manufacturers and distributors. Manufacturers also must be registered with the DEA and similar applicable state and local regulatory authorities if they handle controlled substances, and with the U.S. Environmental Protection Agency (the “EPA”) and similar state and local regulatory authorities if they generate toxic or dangerous wastes, and must also comply with other applicable DEA and EPA requirements.

From time to time, governmental agencies have conducted investigations of pharmaceutical companies relating to the distribution and sale of drug products to government purchasers or subject to government or third-party reimbursement. However, standards sought to be applied in the course of governmental investigations can be complex and may not be consistent with standards previously applied to our industry generally or previously understood by us to be applicable to our activities.

The process for obtaining governmental approval to manufacture and market pharmaceutical products is rigorous, time-consuming and costly, and we cannot predict the extent to which we may be affected by legislative and regulatory developments. We are dependent on receiving FDA and other governmental or third-party approvals prior to manufacturing, marketing and shipping many of our products. Consequently, we cannot predict whether we will obtain FDA or other necessary approvals or whether the rate, timing and cost of such approvals will adversely affect our product introduction plans or results of operations.

We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback and false claims laws.

Several types of state and federal laws, including anti-kickback and false claims statutes, have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. See “Description of the Business—Narrative Description of Business—Government Regulation—New Product Development and Approval —Anti-Kickback and False Claims Statutes” for more information.

We endeavor to comply with the applicable fraud and abuse laws and to operate within related statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution. However, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration to individuals or entities in a position to prescribe, purchase, or recommend our products may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Violations of fraud and abuse laws may be punishable by civil and/or criminal sanctions, including substantial fines and civil monetary penalties, debarment from contracting with the government, as well as the possibility of exclusion from federal and state health care programs, including Medicaid, Medicare and Veterans Administration health programs. Furthermore, the laws applicable to us are broad in scope and are subject to evolving interpretations and permit governmental authorities to exercise significant discretion. Any determination by a governmental authority that we are not in compliance with applicable laws and regulations could have a material adverse effect on our reputation, business operations and financial results.

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Under Delaware law, our Amended Certificate of Incorporation and By-Laws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors, officers and associates with respect to current and future inquiries, investigations and litigation (see Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus). In connection with some of these pending matters, we are required to, or we have otherwise agreed to, advance, and have advanced, significant legal fees and related expenses to several of our current and former directors, officers and associates and expect to continue to do so while these matters are pending. Certain of these obligations may not be “covered matters” under our directors’ and officers’ liability insurance, or there may be insufficient coverage available. Further, in the event the directors, officers and associates are ultimately determined to not be entitled to indemnification, we may not be able to recover the amounts we previously advanced to them.

In addition, we have incurred significant expenses in connection with the pending inquiries, investigations and litigation. We maintain directors’ and officers’ liability insurance for non-indemnifiable securities claims and have met the retention limits under these policies with respect to these pending matters. We cannot provide any assurances that pending claims, or claims yet to arise, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover our claims. Due to these insurance coverage limitations, we may incur significant unreimbursed costs to satisfy our indemnification and other obligations, which may have a material adverse effect on our financial condition, results of operations and cash flows.

On March 22, 2011, Mr. M. Hermelin made a demand on the Company for indemnification with respect to $1.9 million in fines paid by Mr. M. Hermelin in connection with a guilty plea during March 2011 with respect to two federal misdemeanor counts pertaining to being a responsible corporate officer of the Company at the time that there was a misbranding of two morphine sulfate tablets containing more of the active ingredient than stated on the label, in addition to certain attorneys’ fees and expenses. In addition, the Company had previously advanced approximately $3.7 million to Mr. M. Hermelin for legal fees covering various matters including the FDA and SEC investigations, the Department of Justice inquiry, the Audit Committee investigation, HHS OIG exclusion and various class action lawsuits, under the terms of an indemnification agreement between Mr. M. Hermelin and the Company that was established when he served as Chairman of the Board and Chief Executive Officer of the Company. The Company has also received but not paid approximately $1.3 million of invoices for additional legal fees generally covering the same matters and that are outstanding since September 2010 through April 2011 for which Mr. M. Hermelin is demanding indemnification. Under the Company’s standard Indemnification Agreement entered into with each director, as a condition for the advancement of expenses, each director is required to sign an undertaking to reimburse the Company for the advanced expenses in the event that it is found that the director is not entitled to indemnification. Mr. M. Hermelin’s demand and the amounts previously advanced and unpaid are under review by a special committee appointed by the Board of Directors of the Company.

Current global economic conditions may adversely affect our industry, business, financial position and results of operations.

The global economy is currently undergoing a period of unprecedented volatility, and the future economic environment may continue to be less favorable than that of recent years. This has led, and could further lead, to reduced consumer spending in the foreseeable future, and this may include spending on healthcare. While generic drugs present an attractive alternative to higher-priced branded products, our sales could be negatively impacted if patients forego obtaining healthcare. In addition, reduced consumer spending may drive us and our competitors to decrease prices. These conditions may adversely affect our industry, business, financial position and results of operations.

Risks Relating to our Common Stock

The market price of our securities has been and may continue to be volatile.

The market prices of securities of companies engaged in pharmaceutical development and marketing activities historically have been highly volatile and the market price of our common stock has significantly declined. In addition, any or all of the following may have a significant impact on the market price of our common stock, among other factors: our ability to continue as a going concern; developments with respect to Makena™ such as its market launch and future revenues and federal and state governmental actions with respect to Makena™, its sales, the coverage and reimbursement of Makena™, and sales of compounded alternatives and other alternative therapies; developments with respect to our compliance with our debt obligations; developments regarding our compliance with the consent decree and returning certain or many of our products to market, including loss of market share as a result of the suspension of shipments, and related costs; developments regarding the relevant parties’ compliance with the plea agreement, the Divestiture Agreement or the Settlement Agreement; the sale by Mr. M. Hermelin or the Hermelin family trusts of their ownership interests in the Company; developments regarding our ability to raise additional capital; our recent financing arrangements; developments regarding private and government litigation and governmental inquiries; our reporting of prices used by government agencies or third parties in setting reimbursement rates; the introduction by other companies of generic or competing products; the eligibility of our products for Medicaid, Medicare or other reimbursement; announcements by us or our competitors of technological innovations or new commercial products; delays in the development or approval of products; regulatory withdrawals of our products from the market; developments or disputes concerning patent or other proprietary rights; publicity regarding actual or potential medical results relating to products marketed by us or products under development; regulatory developments in both the U.S. and foreign countries; publicity regarding actual or potential acquisitions; public concern as to the safety of our drug technologies or products; financial condition and results which are different from securities analysts’ forecasts; economic and other external factors; and period-to-period fluctuations in our financial results.

Future sales of common stock could adversely affect the market price of our Class A or Class B Common Stock.

As of March 31, 2011, an aggregate of 3,126,960 shares of our Class A Common Stock and 20,000 shares of our Class B Common Stock were issuable upon exercise of outstanding stock options under our stock option plans, and an additional 2,858,173 shares of our Class A Common Stock and 1,316,550 shares of Class B Common Stock were reserved for the issuance of additional options and shares under these plans (the Class A Common Stock and the Class B Common Stock are referred to collectively in this prospectus as the “common stock”). In addition, as of March 31, 2011, 20,038,410 shares of Class A Common Stock were reserved for issuance upon exercise of the Warrants, 8,691,880 shares of Class A Common Stock were reserved for issuance upon conversion of $200.0 million principal amount of 2033 Notes, and 337,500 shares of our Class A Common Stock were reserved for issuance upon conversion of our outstanding 7% cumulative convertible preferred stock (“7% Convertible Preferred Stock”). In the Settlement Agreement, Mr. M. Hermelin agreed to dispose of approximately 1.8 million shares which, if sold on the open market, could have an adverse effect on the trading price of our shares. In addition, we have agreed to register the resale of 9.95 million shares of Class A Common Stock offered hereby.

Future sales of our common stock and instruments convertible or exchangeable into our common stock and transactions involving equity derivatives relating to our common stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our common stock.

Our By-Laws require the unanimous approval by the members of the Board of certain acts or resolutions of the Board, which could limit our ability to issue equity securities or raise capital.

Section 13 of Article III of our By-Laws provides that the following acts or resolutions of the Board or any committee of the Board require approval by a unanimous affirmative vote or unanimous written consent of the members of the Board then in office (other than any directors who affirmatively recuse themselves prior to the vote):

•	the approval of any agreement or contract, or the issuance of any security, which confers stockholder voting rights;

•	the increase in the number of the members of the Board, in accordance with Section 1 of Article III of the By-Laws, to a number which is in excess of eight; and

•

the approval of any contract, agreement or other document or instrument which contains any provision (1) which imposes a penalty, acceleration of debt, purchase obligation or other adverse effect upon the corporation resulting from the election or appointment of any individual to the Board or the removal of any member of the Board or (2) which restricts, limits or dilutes the right of the stockholders to elect or appoint any individual to the Board or to remove any member of the Board.

As a result, our ability to issue equity securities or to enter into agreements that include certain provisions related to a change of control may be limited, which could adversely affect our ability to raise capital and to meet our obligations as they become due.

Our Board of Directors has the authority to issue preferred stock which could affect the rights of holders of our common stock.

Our Amended Certificate of Incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. Holders of common stock will have no preemptive rights to subscribe for a pro rata portion of any preferred stock which may be issued. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. The possible impact on takeover could adversely affect the price of the common stock. Although we have no present intention to issue any shares of preferred stock, we may do so in the future.

Our Amended Certificate of Incorporation and Delaware law may have anti-takeover effects.

Our Amended Certificate of Incorporation authorizes the issuance of common stock in two classes, Class A Common Stock and Class B Common Stock. Each share of Class A Common Stock entitles the holder to one-twentieth of one vote on all matters to be voted upon by stockholders, while each share of Class B Common Stock entitles the holder to one full vote on each matter considered by the stockholders. In addition, our Board, with a unanimous vote, has the authority to issue additional shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The existence of two classes of common stock with different voting rights and the ability of our Board to issue additional shares of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock. Other provisions of our Amended Certificate of Incorporation and By-Laws also may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our Class A Common Stock.

In addition, certain provisions of Delaware law applicable to our Company could also delay or make more difficult a merger, tender offer or proxy contest involving our Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any “interested stockholder” (as defined in the statute) for a period of three years unless certain conditions are met. In addition, our senior management is entitled to certain payments upon a change in control and certain of the stock options we have granted provide for the acceleration of vesting in the event of a change in control of our company.

If we do not meet the New York Stock Exchange continued listing requirements, our common stock may be delisted.

In order to maintain our listing on the NYSE, we must continue to meet the NYSE minimum share price listing rule, the minimum market capitalization rule and other continued listing criteria. If our common stock were delisted, it could (1) reduce the liquidity and market price of our common stock; (2) negatively impact our ability to raise equity financing and access the public capital markets; and (3) materially adversely impact our results of operations and financial condition. At certain points during calendar year 2010, the price and 30-day average price of our Class A Common Stock and Class B Common Stock failed to satisfy the quantitative listing standards of the NYSE. Even though the price and 30-day average price of our Class A Common Stock and Class B Common Stock have again begun satisfying the quantitative listing standards of the NYSE, including with respect to minimum share price and public float, we can provide no assurance that they will remain at such levels.

This registration statement and the registration statement covering the sale of the shares of Class A Common Stock that may be issued pursuant to the Warrants held by U.S. Healthcare will result in a substantial amount of previously unregistered shares of our Class A Common Stock being registered, which may depress the market price of our stock.

As of April 11, 2011, the number of outstanding shares of our Class A Common Stock freely tradable on the NYSE and not owned by the selling stockholders was approximately 35,081,418. Assuming the registration statement of which this prospectus is a part becomes effective and all shares of Class A Common Stock being offered pursuant to this prospectus become freely tradable on the NYSE, this amount will increase to 45,031,418. The Company has also filed a registration statement to register the sale of up to 20,038,410 shares of our Class A Common Stock that may be issued to U.S. Healthcare upon the exercise of the warrants issued to them in connection with the financing arrangements between the Company and U.S. Healthcare. The sale of the shares of Class A Common Stock in this offering and the issuance and sale of the shares of Class A Common Stock that may be issued upon the exercise of the warrants held by U.S. Healthcare could depress the market price of our Class A Common Stock.

We do not currently intend to pay dividends on our common stock.

Since 1980, we have not declared or paid any cash dividends on our common stock and we do not plan to do so in the foreseeable future. No dividends may be paid on Class A Common Stock or Class B Common Stock unless all dividends on the 7% Convertible Preferred Stock have been declared and paid. The Indentures for our 2015 Notes prohibit us from paying dividends in most cases. Holders of one class of common stock are entitled to receive dividends, other than dividends payable in our capital stock, only if dividends in the same type of property are simultaneously declared with respect to the other class of common stock. When, and if, we declare and distribute dividends on the Class B Common Stock, other than dividends payable in our capital stock, the Class A Common Stock must receive a dividend in the amount of 120% of the dividend distributed on the Class B Common Stock. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered by this prospectus. We will not receive any of the proceeds from the sale of shares of common stock offered by this prospectus.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our Class A Common Stock and Class B Common Stock are traded on the NYSE under the symbols KV.A and KV.B, respectively. The high and low sales prices of our Class A Common Stock and Class B Common Stock during each quarter of fiscal years 2011 and 2010, as reported on the NYSE, were as follows:

	CLASS A COMMON STOCK
	FISCAL YEAR 2011		FISCAL YEAR 2010
QUARTER	HIGH	LOW	HIGH	LOW
First	$2.03	$0.81	$3.68	$1.11
Second	3.26	0.61	3.42	1.37
Third	2.95	1.93	5.36	2.66
Fourth	13.55	1.13	4.01	1.62

	CLASS B COMMON STOCK
	FISCAL YEAR 2011		FISCAL YEAR 2010
QUARTER	HIGH	LOW	HIGH	LOW
First	$2.40	$1.00	$8.43	$1.39
Second	3.38	0.70	4.75	2.27
Third	3.15	2.24	6.00	3.63
Fourth	13.52	1.41	4.10	1.98

The high and low sales prices of our Class A Common Stock on April 11, 2011, were $5.15 and $4.76, respectively, as reported on the NYSE. The high and low sales prices of our Class B Common Stock on April 11, 2011, were $5.26, and $4.81, respectively, as reported on the NYSE.

Holders

As of April 11, 2011, there were 679 holders of record of Class A Common Stock and 272 holders of record of Class B Common Stock (not separately counting stockholders whose shares are held in “nominee” or “street” names).

Dividend Policy

Since 1980, we have not declared or paid any cash dividends on our common stock and we do not plan to do so in the foreseeable future. No dividends may be paid on Class A Common Stock or Class B Common Stock unless all dividends on the 7% Convertible Preferred Stock have been declared and paid. Holders of one class of common stock are entitled to receive dividends, other than dividends payable in our capital stock, only if dividends in the same type of property are simultaneously declared with respect to the other class of common stock. When, and if, we declare and distribute dividends on the Class B Common Stock, other than dividends payable in our capital stock, the Class A Common Stock must receive a dividend in the amount of 120% of the dividend distributed on the Class B Common Stock. Also, the terms of the indenture governing the 2015 Notes restrict our ability to pay dividends. The Board declared accrued dividends of $70,000 and paid dividends of $35,000 in fiscal year 2011, and declared and paid dividends of $70,000 in fiscal year 2010 on 40,000 shares of outstanding 7% Convertible Preferred Stock. The Board reviews our dividend policy periodically. Any payment of dividends in the future will depend upon our earnings, capital requirements, financial condition and other factors considered relevant by our Board of Directors.

Equity Compensation Plan Information

The following information regarding our compensation plans is furnished as of March 31, 2011, the end of our most recently completed fiscal year.

	Equity Compensation Plan Information Regarding Class A Common Stock
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Plan Category
Equity compensation plans approved by security holders(1)	3,126,960	$5.92	2,858,173
Equity compensation plans not approved by security holders	—	—	—

Total	3,126,960	$5.92	2,858,173

(1)	Consists of our 1991 and 2001 Incentive Stock Option Plans. See Note 18—“Stock-Based Compensation” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.

	Equity Compensation Plan Information Regarding Class B Common Stock
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Plan Category
Equity compensation plans approved by security holders(1)	20,000	$24.77	1,316,550
Equity compensation plans not approved by security holders	—	—	—

Total	20,000	$24.77	1,316,550

(1)	Consists of our 1991 and 2001 Incentive Stock Option Plans. See Note 18—“Stock-Based Compensation” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data for our Company. The information in the following tables should be read in conjunction with our Audited Consolidated Financial Statements, the Unaudited Interim Consolidated Financial Statements and the respective notes thereto found elsewhere in this prospectus along with the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to fully understand factors that may affect the comparability of the information presented below.

During the fourth quarter of fiscal year 2009, our Board authorized management to sell PDI, our specialty materials segment (see Note 15—“Divestitures” of the Notes to the Unaudited Interim Consolidated Financial Statements in this prospectus for more information regarding the sale of PDI). Therefore, we have segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. The Company sold PDI on June 2, 2010 and recognized a gain of $5.9 million, net of tax.

On May 10, 2010, we formed a wholly-owned subsidiary, Nesher, to operate as the sales and marketing company for our generic products. Management has committed to a plan to exit the Company’s generics business and as a result, the Company will report its generics business as discontinued operations beginning in the quarter ended March 31, 2011.

Balance Sheet Data

	December 31, 2010	March 31,
		2010	2009	2008	2007	2006
	(in thousands)
Cash, cash equivalents and marketable securities	$31,654	$60,693	$75,730	$129,041	$242,565	$207,469
Other current assets(a)	30,201	31,020	154,496	269,609	207,037	152,426
Property and equipment, net	109,908	122,910	188,212	187,492	181,227	173,768
Total assets	296,214	358,557	659,154	890,447	720,308	625,644
Current liabilities	196,365	172,794	227,052	308,515	77,983	57,065
Long-term debt(b)	231,218	233,174	200,725	68,674	239,452	241,319
Shareholders’ equity (deficit)	(233,446)	(139,094)	139,528	453,617	360,440	298,080

(a)	We classified auction rate securities (“ARS”) of $63.1 million, $65.9 million, $66.0 million and $81.5 million as of December 31, 2010, March 31, 2010, 2009 and 2008, respectively, as non-current assets to reflect the current lack of liquidity in these investments. In previous years, these investments were classified as marketable securities (see Note 6—“Investment Securities” of the Notes to the Audited Consolidated Financial Statements included in this prospectus).
(b)	We were not in compliance with one or more of the requirements of the mortgage loan documentation as of March 31, 2010 and 2009. However, since we received a letter in August 2010 approving certain waivers of covenants under our mortgage loan agreement, the mortgage debt obligation that remained outstanding under the mortgage arrangement was classified as a long-term liability as of March 31, 2010 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this prospectus for additional discussion). Also, holders of our 2033 Notes had the right to require us to repurchase all or a portion of our 2033 Notes on May 16, 2008 and, accordingly, we classified the 2033 Notes as a current liability as of March 31, 2008. Since no holders required us to repurchase all or a portion of our 2033 Notes on this date and because the next occasion holders may require us to repurchase all or a portion of our 2033 Notes is May 16, 2013, the 2033 Notes were classified as a long-term liability as of March 31, 2010 and 2009 (see Note 13—“Long-Term Debt” of the Notes to the Audited Consolidated Financial Statements included in this prospectus).

Income Statement Data

	Nine Months Ended December 31, 2010	Years ended March 31,

		2010	2009	2008	2007	2006
	(in thousands, except per share data)
Net revenues(a)	$12,103	$152,219	$312,327	$577,623	$424,307	$349,730
Cost of sales(b)(f)	26,268	99,927	232,383	174,987	133,047	113,488
Operating expenses(c)(g)(i)(k)(o)	89,044	365,008	431,442	282,499	205,663	204,143
Income (loss) from continuing operations(d)(e)(h)	(123,866)	(289,006)	(318,594)	82,593	54,646	8,734
Income from discontinued operations(l)	2,211	5,394	4,967	3,845	1,937	719
Gain on sale of discontinued operations(m)	5,874	—	—	—	—	—
Net income (loss)(d)(e)(h)(j)	(115,781)	(283,612)	(313,627)	86,438	58,559	9,453
Earnings (loss) from continuing operations per share:
Diluted—Class A common	$(2.48)	$(5.80)	$(6.41)	$1.47	$0.99	$0.17
Diluted—Class B common	(2.48)	(5.80)	(6.41)	1.27	0.86	0.15
Shares used in per share calculation:
Diluted—Class A common	49,955	49,879	49,689	59,144	58,953	49,997
Diluted—Class B common	12,160	12,081	12,082	12,281	12,489	13,113
Preferred Stock dividends	$52	$70	$70	$70	$70	$70

(a)

Net revenues in fiscal year 2010 included approximately $143.0 million of net revenue generated in the third quarter of fiscal year 2010 resulting from the sale of all of the generic OxyContin® allotted pursuant to the distribution agreement entered into with Purdue Pharma L.P., The P.F. Laboratories, Inc. and Purdue Pharmaceuticals L.P. (collectively, “Purdue”) (the “Distribution Agreement”) (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus).

(b)	Cost of sales in fiscal year 2010 included $20.3 million of cost of sales incurred in the third quarter of fiscal year 2010 resulting from the royalty fee and the cost of the supplied product paid to Purdue, pursuant to the Distribution Agreement entered into with Purdue (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus). Costs of sales in fiscal year 2010 also included provisions for obsolete and excess inventory of $17.3 million in the fourth quarter of fiscal year 2010.
(c)

Operating expenses in fiscal year 2010 included charges of $128.8 million related to the impairment of intangible assets and property and equipment (see Note 4—“Restructuring and Impairment Charges” of the Notes to the Audited Consolidated Financial Statements included in this prospectus) and $70.0 million of purchased in-process research and development expense for the cash payment (the “Amendment Payment”) made upon execution of the Amendment No. 1 to the Original Makena™ Agreement (see Note 5—“Acquisitions” of the Notes to the Audited Consolidated Financial Statements included in this prospectus). Operating expenses in fiscal year 2010 were offset by gains on sale of $14.0 million for the sale of the Company’s Paragraph IV ANDA with the FDA for a generic equivalent version of GlaxoSmithKline’s Duac® gel to Perrigo Company and of $0.5 million for the sale of certain intellectual property and other assets associated with the ANDA for the generic version of Lotensin® 5-mg, 10-mg, 20-mg, and 40-mg Tablets to Huahai US, Inc. (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus).

(d)	The loss from continuing operations and net loss in the nine months ended December 31, 2010 included a loss on extinguishment of debt of $9.9 million in connection with extinguishing the Bridge Loan in November 2010 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus).

(e)	The loss from continuing operations and net loss in fiscal year 2010 included the impact of an $88.2 million valuation allowance that was charged to income tax expense during the fiscal year ended March 31, 2010 for deferred tax assets that the Company determined would not be realized as tax deductions in the future.
(f)	Cost of sales in fiscal year 2009 included provisions for obsolete inventory of $74.2 million to primarily cover inventory losses for all work-in-process and finished goods inventories we had on hand at November 30, 2008 and a write-off in the fourth quarter of fiscal year 2009 for certain raw materials that had no potential use in drug products to be manufactured in the future.
(g)	Operating expenses in fiscal year 2009 included charges of $36.6 million related to impairment of intangible assets, $10.4 million of severance benefits, $15.5 million of expense for administrative costs associated with product recalls, $50.0 million of litigation expense related to actual and probable legal settlements, and $2.0 million of purchased in-process research and development expenses related to a milestone payment made in accordance with the Makena™ acquisition.
(h)	The loss from continuing operations and the net loss in fiscal year 2009 included the impact of an $82.4 million valuation allowance that was charged to income tax expense during the year ended March 31, 2009 for deferred tax assets that we determined would not be realized as tax deductions in the future.
(i)

Operating expenses in fiscal year 2008 included purchased in-process research and development expenses of $10.0 million and $7.5 million recorded in connection with the Evamist® and Makena™ acquisitions, respectively.

(j)	Net income in fiscal year 2007 included $2.0 million, net of tax, related to the cumulative effect of a change in accounting principle for the adoption of the FASB’s authoritative guidance on share-based payments.
(k)	Operating expenses in fiscal year 2006 included an expense of $30.4 million recognized in connection with the FemmePharma acquisition that consisted of $29.6 million for acquired in-process research and development and $0.9 million for direct expenses related to the transaction.
(l)	As a result of the decision by the Company to sell PDI, the Company has identified the assets and liabilities of PDI as held for sale in the Company’s consolidated balance sheets at March 31, 2010 and 2009 and has segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. The Company sold PDI on June 2, 2010 and recognized a gain of $5.9 million, net of tax.
(m)	The Company sold PDI on June 2, 2010 and recorded a net gain on sale of $5.9 million.
(o)	Operating expenses for the nine months ended December 31, 2010, included $10.9 million of gain on the sale of intellectual property and other assets for the Company’s ANDA, submitted to the FDA for the approval to engage in the commercial manufacture and sale of 1gm/10 ml sucralfate suspension.

Quarterly Financial Data

The following tables set forth selected unaudited consolidated quarterly financial information for the nine-month period ended December 31, 2010 and the fiscal years ended March 31, 2010 and 2009.

	1st Quarter	2nd Quarter	3rd Quarter	Nine Months Ended December 31, 2010
	(in thousands, except per share data)
Year Ending March 31, 2011
Net revenues	$3,376	$3,307	$5,420	$12,103
Gross loss	(6,732)	(5,520)	(1,913)	(14,165)
Loss from continuing operations (a)	(40,451)	(36,751)	(46,664)	(123,866)
(Loss) income from discontinued operations(b)	(22)	2,233	—	2,211
Gain on sale of discontinued operations (b)	5,874	—	—	5,874
Net loss(a)(b)	(34,599)	(34,518)	(46,664)	(115,781)
Loss per share from continuing operations:
Basic—Class A common	(0.81)	(0.74)	(0.94)	(2.48)
Basic—Class B common	(0.81)	(0.74)	(0.94)	(2.48)
Diluted—Class A common	(0.81)	(0.74)	(0.94)	(2.48)
Diluted—Class B common	(0.81)	(0.74)	(0.94)	(2.48)
Earnings per share from discontinued operations:
Basic—Class A common	—	0.05	—	0.04
Basic—Class B common	—	0.05	—	0.04

	1st Quarter	2nd Quarter	3rd Quarter	Nine Months Ended December 31, 2010
Diluted—Class A common	—	0.05	—	0.04
Diluted—Class B common	—	0.05	—	0.04
Earnings per share from sale of discontinued operations
Basic—Class A common	0.12	—	—	0.12
Basic—Class B common	0.12	—	—	0.12
Diluted—Class A common	0.12	—	—	0.12
Diluted—Class B common	0.12	—	—	0.12
Loss per share:
Basic—Class A common	(0.69)	(0.69)	(0.94)	(2.32)
Basic—Class B common	(0.69)	(0.69)	(0.94)	(2.32)
Diluted—Class A common	(0.69)	(0.69)	(0.94)	(2.32)
Diluted—Class B common	(0.69)	(0.69)	(0.94)	(2.32)

(a)	Loss from continuing operations included $10.9 million of gain on the sale of intellectual property and other assets for the Company’s ANDA, submitted to the FDA for the approval to engage in the commercial manufacture and sale of 1gm/10 ml sucralfate suspension. Loss from continuing operations also included a loss on extinguishment of debt of $9.9 million in connection with the extinguishment of the Bridge Loan in November 2010 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus).
(b)	As a result of the decision by the Company to sell PDI, the Company segregated PDI’s operating results and presented them separately as discontinued operations for all periods presented. The Company sold PDI on June 2, 2010 and recorded a net gain on the sale of $5.9 million.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
	(in thousands, except per share data)
Year Ended March 31, 2010
Net revenues(a)	$6,295	$3,252	$147,480	$(4,808)	$152,219
Gross profit (loss)(b)	(7,330)	(11,920)	110,428	(38,886)	52,292
Income (loss) from continuing operations(c)(d)(e)(f)	(55,612)	(56,734)	107,335	(283,995)	(289,006)
Income from discontinued operations	661	2,696	1,252	785	5,394
Net income (loss)(a)(b)(c)(d)(e)(f)	(54,951)	(54,038)	108,587	(283,210)	(283,612)
Earnings (loss) per share from continuing operations:
Basic—Class A common	(1.11)	(1.14)	2.25	(5.68)	(5.80)
Basic—Class B common	(1.11)	(1.14)	1.87	(5.68)	(5.80)
Diluted—Class A common	(1.11)	(1.14)	1.77	(5.68)	(5.80)
Diluted—Class B common	(1.11)	(1.14)	1.52	(5.68)	(5.80)
Earnings per share from discontinued operations:
Basic—Class A common	0.01	0.05	0.02	0.02	0.11
Basic—Class B common	0.01	0.05	0.02	0.02	0.11
Diluted—Class A common	0.01	0.05	0.02	0.02	0.11
Diluted—Class B common	0.01	0.05	0.02	0.02	0.11
Earnings (loss) per share:
Basic—Class A common	(1.10)	(1.09)	2.27	(5.66)	(5.69)
Basic—Class B common	(1.10)	(1.09)	1.89	(5.66)	(5.69)
Diluted—Class A common	(1.10)	(1.09)	1.79	(5.66)	(5.69)
Diluted—Class B common	(1.10)	(1.09)	1.54	(5.66)	(5.69)

(a)

Net revenues in the third quarter of fiscal year 2010 included approximately $143.0 million of net revenue resulting from the sale of all of the generic OxyContin® allotted pursuant to the Distribution Agreement entered into with Purdue (see Note 2—

“Summary of Significant Accounting Policies” and Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus).
(b)

Gross profit in the third quarter of fiscal year 2010 included approximately $123.0 million of gross profit resulting from the net revenue generated from the sale of all of the generic OxyContin® allotted, partially offset by the royalty fee and the cost of the supplied product paid to Purdue, pursuant to the Distribution Agreement entered into with Purdue.

(c)	Operating expenses in the fourth quarter of fiscal year 2010 included $70.0 million of purchased in-process research and development expense for the cash payment (the “Amendment Payment”) made upon execution of the Amendment No. 1 (see Note 5—“Acquisitions” of the Notes to the Audited Consolidated Financial Statements included in this prospectus).
(d)

Operating expenses in the third quarter of fiscal year 2010 included $14.5 million gain on sale for the sale of the Company’s Paragraph IV ANDA with the FDA for a generic equivalent version of GlaxoSmithKline’s Duac® gel to Perrigo Company and the sale of certain intellectual property and other assets associated with the ANDA for the generic version of Lotensin® 5-mg, 10-mg, 20-mg, and 40-mg Tablets to Huahai US, Inc.

(e)	Operating expenses in the fourth quarter of fiscal year 2010 included charges of $128.8 million related to impairment of intangible assets and property and equipment (see Note 4—“Restructuring and Impairment Charges” and Note 10—“Intangible Assets” of the Notes to the Audited Consolidated Financial Statements included in this prospectus).
(f)	Income (loss) from continuing operations and net income (loss) for fiscal year 2010 included the impact of a $88.2 million valuation allowance that was charged to income tax expense during the fiscal year ended March 31, 2010 for deferred tax assets that the Company determined would not be realized as tax deductions in the future.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
	(in thousands, except per share data)
Year Ended March 31, 2009
Net revenues	$131,060	$131,141	$27,616	$22,510	$312,327
Gross profit (loss)(b)(c)	86,401	82,250	(65,344)	(23,363)	79,944
Income (loss) from continuing operations (a)(b)(c)(d)(e)	4,177	(45,091)	(96,027)	(181,653)	(318,594)
Income from discontinued operations	1,394	1,510	944	1,119	4,967
Net income (loss)(a)(b)(c)(d)(e)	5,571	(43,581)	(95,083)	(180,534)	(313,627)
Earnings (loss) per share from continuing operations:
Basic—Class A common	0.09	(0.91)	(1.93)	(3.64)	(6.41)
Basic—Class B common	0.07	(0.91)	(1.93)	(3.64)	(6.41)
Diluted—Class A common	0.09	(0.91)	(1.93)	(3.64)	(6.41)
Diluted—Class B common	0.08	(0.91)	(1.93)	(3.64)	(6.41)
Earnings per share from discontinued operations:
Basic—Class A common	0.03	0.03	0.02	0.02	0.10
Basic—Class B common	0.03	0.03	0.02	0.02	0.10
Diluted—Class A common	0.02	0.03	0.02	0.02	0.10
Diluted—Class B common	0.02	0.03	0.02	0.02	0.10
Earnings (loss) per share:
Basic—Class A common	0.12	(0.88)	(1.91)	(3.62)	(6.31)
Basic—Class B common	0.10	(0.88)	(1.91)	(3.62)	(6.31)
Diluted—Class A common	0.11	(0.88)	(1.91)	(3.62)	(6.31)
Diluted—Class B common	0.10	(0.88)	(1.91)	(3.62)	(6.31)

(a)	Operating expenses in the second quarter of fiscal year 2009 included $49.7 million of litigation expense related to actual and probable legal settlements.
(b)	Cost of sales in the third quarter of fiscal year 2009 included provisions for obsolete inventory of $50.6 million to primarily cover inventory losses for all work-in-process and finished goods inventories the Company had on hand at November 30, 2008.
(c)	Cost of sales in the fourth quarter of fiscal year 2009 included provisions for obsolete inventory of $18.1 million to primarily cover a write-off for certain raw materials that had no potential use in drug products to be manufactured in the future.
(d)	Operating expenses in the fourth quarter of fiscal year 2009 included charges of $36.6 million related to impairment of intangible assets, $9.8 million of severance benefits and $12.3 million of expense for administrative costs associated with product recalls.
(e)	Income (loss) from continuing operations and net income (loss) in the fourth quarter of fiscal year 2009 included the impact of a $82.4 million valuation allowance that was charged to income tax expense during the fiscal year ended March 31, 2009 for deferred tax assets that the Company determined would not be realized as tax deductions in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are discussed throughout this prospectus and specifically under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” In addition, the following discussion and analysis of the financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our Consolidated Financial Statements and the notes thereto appearing elsewhere in this prospectus. Also, for purposes of the following discussion, please note that, in March 2009, the Board approved management’s decision to market for sale PDI, our specialty materials segment. As a result of the decision to sell PDI, we identified the assets and liabilities of PDI as held for sale at March 31, 2010 and 2009 and we have segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. The Company sold PDI on June 2, 2010 and recognized a gain of $5.9 million, net of tax.

Overview

We are a fully integrated specialty pharmaceutical company that develops, manufactures, acquires and markets technologically-distinguished branded and generic/non-branded prescription pharmaceutical products. Our strategic goal is to become a specialty branded pharmaceutical marketing company primarily focused in women’s healthcare. We have a broad range of dosage form manufacturing capabilities, including tablets, capsules, creams, liquids and ointments. We conduct our branded pharmaceutical operations through Ther-Rx and, previously, we conducted our generic/non-branded pharmaceutical operations through ETHEX, which focused principally on technologically-distinguished generic products prior to the cessation of its operations on March 2, 2010 and its dissolution on December 15, 2010. Through PDI, divested in June 2010, we developed, manufactured and marketed technologically advanced, value-added raw material products for the pharmaceutical industry and other markets. In May 2010, we formed a wholly-owned subsidiary, Nesher, to operate as the sales and marketing company for our generic products. The Company expects to complete a divestiture of Nesher and the Company’s generics business and assets by the end of calendar year 2011.

Our original strategy was to engage in the development of proprietary drug delivery systems and formulation technologies which enhance the effectiveness of new therapeutic agents and existing pharmaceutical products. Today we utilize one of those technologies, SITE RELEASE®, in two products expected to return to our branded portfolio in fiscal year 2012. Going forward, our business strategy will be primarily defined by the potential in-licensing and acquisition of pharmaceutical products rather than the historical strategy of the internal development of pharmaceutical products.

See “Description of the Business—Significant Recent Developments” for information on recent business developments related to our Company, including changes in management and directors, discontinuation of manufacturing and distribution, product recalls, the consent decree with the FDA, the plea agreement with the Department of Justice, the agreements with the Office of Inspector General of the U.S. Department of Health and Human Services, the terms of acquisition of Makena™, the FDA’s approval of Makena™, the FDA inspections of our Company, our workforce reductions and cost conservation actions, recent financing, private placement and debt issuances, and our ability to continue as a going concern, beginning on page 87 of this prospectus.

Ability to Continue as a Going Concern

There is substantial doubt about our ability to continue as a going concern. Our Unaudited Interim Consolidated Financial Statements included in this prospectus are prepared using accounting principles generally accepted in the United States applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The historical consolidated financial statements included in this prospectus do not include any adjustments that might be necessary if we are unable to continue as a going concern. The report of our independent registered public accountants BDO USA, LLP, included in this prospectus, includes an explanatory paragraph related to our ability to continue as a going concern.

The assessment of our ability to continue as a going concern was made by management considering, among other factors: (i) the timing and number of approved products that will be reintroduced to the market and the related costs; (ii) the suspension of shipment of all products manufactured by us and the requirements under the consent decree with the FDA; (iii) the possibility that we may need to obtain additional capital despite the senior loan we were able to obtain in March 2011 (see Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements in this prospectus) and the equity we were able to issue in February 2011; (iv) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus; (v) our ability to comply with debt covenants; and (vi) our ability to obtain future revenues from the sale of Makena™ sufficient to meet our future needs and expectations. Our assessment was further affected by our fiscal year 2010 net loss of $283.6 million, our nine month ended December 31, 2010 net loss of $115.8 million and the outstanding balance of cash and cash equivalents of $31.7 million and $60.7 million as of December 31, 2010 and March 31, 2010, respectively. For periods subsequent to December 31, 2010, we expect losses to continue because we are unable to generate any significant revenues from more of our own manufactured products until we are able to resume shipping more of our approved products and, with respect to products manufactured by third parties for us, until after we are able to generate significant sales of Makena™ which was approved by the FDA in February 2011. We received notification from the FDA on September 8, 2010 of approval to ship into the marketplace the first product approved under the consent decree, i.e., the Potassium Chloride Extended Release Capsule. We resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010, resumed shipments of the generic version Potassium Chloride Extended Release Capsule in December 2010 and we began shipping Makena™ in March 2011. We have continued to ship Evamist®, which is manufactured for the Company by a third party, during the period covered by the consent decree. We are continuing to prepare other products for FDA inspection and do not expect to resume shipping other products until fiscal year 2012, at the earliest. In addition, we must meet ongoing operating costs as well as costs related to the steps we are currently taking to introduce Makena™, and prepare for introducing and reintroducing other approved products to the market. If we are not able to obtain the FDA’s clearance to resume manufacturing and distribution of more of our approved products in a timely manner and at a reasonable cost, or if revenues from the sale of approved products introduced or reintroduced into the market place prove to be insufficient, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected. These conditions raise substantial doubt about our ability to continue as a going concern.

Based on current financial projections, we believe the continuation of our Company as a going concern is primarily dependent on our ability to address, among other factors: (i) the successful launch and market acceptance of Makena™ at prices and levels of market penetration that meet the Company’s future needs and expectations, notwithstanding recent actions by the FDA to permit continued sale of compounded alternatives and by CMS to permit compounded alternatives to be reimbursed under the Medicaid program; (ii) the timing, number and revenue generation of approved products that will be introduced or reintroduced to the market and the related costs; (iii) the suspension of shipment of all products manufactured by us and the requirements under the consent decree with the FDA (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter discussed above); (iv) the possibility that we will need to obtain additional capital. See Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for an update; (v) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus; and (vi) compliance with our debt covenants. While we address these matters, we must continue to meet expected near-term obligations, including normal course operating cash requirements and costs associated with introducing or reintroducing approved products to the market (such as costs related to our employees, facilities and FDA compliance), remaining payments associated with the acquisition and retention of the rights to Makena™ (see Note 5—“Acquisitions” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus), the financial obligations pursuant to the plea agreement, costs associated with our legal counsel and consultant fees, as well as the significant costs, such as legal and consulting fees, associated with the steps taken by us in connection with the consent decree and the litigation and governmental inquiries. If we are not able to obtain the FDA’s clearance to resume manufacturing and distribution of certain or many of our approved products in a timely manner and at a reasonable cost and/or if we are unable to successfully launch and commercialize Makena™, and/or if we experience adverse outcomes with respect to any of the governmental inquiries or litigation described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected. See “Risk Factors” included in this prospectus regarding additional risks we face with respect to these matters.

In the near term, we are focused on performing the following: (i) the commercial launch of Makena™; (ii) meeting the requirements of the consent decree, which will allow our approved products to be reintroduced to the market (other than the Potassium Chloride Extended Release Capsule product, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter previously discussed); (iii) the divestiture of Nesher; and (iv) pursuing various means to minimize operating costs and increase cash. Since December 31, 2010, the Company has generated non-recurring cash proceeds to support its on-going operating and compliance requirements from a $32 million private placement of Class A Common Stock in February 2011 and a private placement of $225 million of senior secured debt (see Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus) in March 2011 (a portion of which was used to repay all existing obligations under the agreement with U.S. Healthcare) (see Note 12—“Long-Term Debt” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for description of the U.S. Healthcare loan). While the cash proceeds received to date were sufficient to meet near-term cash requirements, we are pursuing ongoing efforts to increase cash, including the continued implementation of cost savings, the divestiture of Nesher and the assets and operations of our generic products business and other assets and the return of certain additional approved products to market in a timely manner. We cannot provide assurance that we will be able to realize additional cost reductions from reducing our operations, that some or many of our approved products can be returned to the market in a timely manner (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq products that are the subject of the FDA notification letter previously discussed), that our higher profit approved products will return to the market in the near term or at all or that we can obtain additional cash through asset sales or the sale of equity or the successful commercial launch of Makena™. If we are unsuccessful in our efforts to introduce or return our products to market at adequate levels, or to sell assets or raise additional equity, we may be required to further reduce our operations, including further reductions of our employee base, or we may be required to cease certain or all of our operations in order to offset the lack of available funding.

We continue to evaluate the sale of certain of our assets, including Nesher and our generics business and assets. To date, we have received several initial offers for Nesher and our generics business and assets. The Company is continuing to work with its advisers and interested parties to complete a transaction. However, due to general economic conditions, we will likely be exposed to risks related to the overall macro-economic environment, including a lower rate of return than we have historically experienced on our invested assets and being limited in our ability to sell assets. In addition, we cannot provide any assurance that we ultimately will be successful in finding suitable purchasers for the sale of such assets. Even if we are able to find purchasers, we may not be able to obtain attractive terms and conditions for such sales, including attractive pricing. In addition, divestitures of businesses involve a number of risks, including the diversion of management and employee attention, significant costs and expenses, the loss of customer relationships, a decrease in revenues and earnings associated with the divested business, and the disruption of operations in the affected business. In addition, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of significant financial and employee resources. Inability to consummate identified asset sales or manage the post-separation transition arrangements could adversely affect our business, financial condition, results of operations and cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended December 31, 2010 and 2009.

Results of Operations

Net revenues for the three months ended December 31, 2010 decreased $142.1 million, or 96.3%, as compared to the three months ended December 31, 2009. The decrease in net sales was primarily due to the sales of $143.0 million of certain generic versions of OxyContin® pursuant to the Distribution Agreement with Purdue that occurred during the three months ended December 31, 2009. Pursuant to the Distribution Agreement, we were supplied with a limited quantity of product to be distributed during a limited period.

During the three months ended December 31, 2009, the Company received and sold to its customers all of the generic OxyContin® as specified under the Distribution Agreement.

Net revenues for the nine months ended December 31, 2010 decreased $144.9 million, or 92.3%, as compared to the nine months ended December 31, 2009. The decrease in net revenues for the nine months ended December 31, 2010 compared to nine months ended December 31, 2009 was primarily a result of the sale of certain generic versions of OxyContin® previously described above.

Operating expenses for the three months ended December 31, 2010 increased $2.4 million or 9.3%, as compared to the three months ended December 31, 2009. The increase was due to the gain on sale for $14.0 million of our first-to-file Paragraph IV ANDA with the FDA for generic equivalent version of GlaxoSmithKline’s Duac® gel to Perrigo recorded in the three months ended December 31, 2009 offset by lower personnel costs and branded marketing and promotion expenses in 2010.

Operating expenses decreased $27.2 million, or 23.4% as compared to the nine months ended December 31, 2009. The decrease in operating expenses was primarily due to decreases in personnel costs, branded marketing and promotion expense, litigation and governmental inquiry costs related to actual and probable legal settlements and government fines, selling and administrative, restructuring and research and development expenses In addition, during the three months ended June 30, 2010, the Company recognized a gain on sale of certain intellectual property and other assets related to our ANDA, submitted with the FDA for the approval to engage in the commercial manufacture and sale of 1gm/10mL sucralfate suspension of $11.0 million. This year-to-date gain was offset by the gain of $14.0 million for the generic equivalent version of GlaxoSmithKline’s Duac® gel to Perrigo Company that occurred in the three months ended December 31, 2009.

Net Revenues by Segment

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Branded products	$3,979	$3,065	$914	29.8%	$11,200	$11,287	$(87)	0.8%
as % of net revenues	73.4%	2.1%			92.5%	7.2%
Specialty generics/non-branded	1,431	144,415	(142,984)	(99.0)%	893	145,733	(144,840)	(99.4)%
as % of net revenues	26.4%	97.9%			7.4%	92.8%
Other	10	—	10	N/A	10	7	3	42.9%

Total net revenues	$5,420	$147,480	$(142,060)	(96.3)%	$12,103	$157,027	$(144,924)	(92.3)%

Net revenues for branded products in the three and nine months ended December 31, 2010 and 2009 were primarily comprised of Evamist® and license revenue recorded in the first quarter of 2009. Sales of Evamist® in the quarter ended December 31, 2010 were $0.4 lower than the quarter ended December 31, 2009 due to lower selling prices and volumes which was offset by an increase in sales for the third quarter due to sales of Micro-K® which we began shipping in September 2010 and an increase in royalty revenue.

The decreases in branded products net revenue in the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009 was primarily due to $3.5 million recorded during the first quarter of 2009 as license revenue related to the transfer of certain existing product registrations, manufacturing technology and intellectual property rights. Excluding the license revenue, net revenues were $7.8 million for the nine months ended December 2009. The increase in branded product net revenue, excluding the license revenue, was due to Evamist® which had both higher volumes and average selling prices in the nine months ended December 31, 2010 compared to nine months ended December 31, 2009. In addition, the year-to-date increase was also attributed to Micro-K® which we began shipping in September 2010.

The decrease in specialty generics/non-branded revenues for the quarter and year-to-date ended December 31, 2010 compared to the quarter and year-to-date ended December 31, 2009 was due to the sale of certain generic versions of OxyContin® described above in results to operations that occurred in the third quarter of 2009.

Gross Profit (Loss) by Segment

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Branded products	$3,553	$2,593	$960	37.0%	$9,817	$9,757	$60	0.6%
as % of net revenues	89.3%	84.6%			87.7%	86.4%
Specialty generics/non-branded	1,214	123,001	(121,787)	(99.0)%	673	123,133	(122,460)	(99.5)%
as % of net revenues	84.8%	85.2%			75.4%	84.5%
Other	(6,680)	(15,166)	8,486	(56.0)%	(24,655)	(41,713)	17,058	(40.9)%

Total Gross Profit (loss)	$(1,913)	$110,428	$(112,341)	(101.7)%	$(14,165)	$91,177	$(105,342)	(115.5)%

as % of total net revenues	(35.3)%	74.9%			(117.0)%	58.1%

The increase in gross profit for branded products in the three months ended December 31, 2010 compared to the three months ended December 31, 2009 was primarily related to increased sales of Micro-K®, which began shipping in September 2010 and royalty revenue of $0.9 million recorded in the three months ended December 31, 2010. The increase in gross profit for branded products for the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009 was impacted by $3.5 million of license revenue recorded in the nine months ended December 31, 2009. Excluding the license revenue, gross profit was $6.3 million for the nine months ended December 31, 2009. Excluding the license revenue, the gross profit increased by $3.5 million primarily due to higher prices and volumes for Evamist®, sales of Micro-K® that started shipping in September 2010 and increased royalty revenue of $0.4 million.

The decrease in specialty generics/non-branded gross profit for the three and nine months ended December 31, 2010 compared to the three and nine months ended December 31, 2009 was due to the sale of certain generic versions of OxyContin® described above in the third quarter of 2009.

The “Other” category reflected above includes the impact of contract manufacturing revenues, pricing and products variance and changes in inventory reserves associated with production. Since we did not produce product during the three- and nine-month periods ended December 31, 2010, labor and overhead expenses are recognized directly into cost of sales. The lower gross loss is primarily due to lower personnel cost due to restructuring activities. All production expenses were expensed as incurred.

Research and Development

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Research and Development	$4,236	$7,273	$(3,037)	(41.8)%	$16,999	$24,727	$(7,728)	(31.3)%
as % of net revenues	78.2%	4.9%			140.5%	15.7%

Research and development expenses consist mainly of personnel-related costs and pre-clinical tests for proposed branded products, clinical studies to determine the safety and efficacy of proposed branded products, and material used in research and development activities. The decrease in research and development expense of $3.0 million and $7.7 million for the three- and nine-month periods ended December 31, 2010, respectively, as compared to the three- and nine-month periods ended December 31, 2009 was primarily due to lower personnel costs associated with the reduction in our work force discussed above that occurred in the fourth quarter of fiscal year 2010 and lower costs associated with the testing of drugs under development. The number of our research and development personnel was 58% lower, on average, at December 31, 2010, as compared to December 31, 2009.

Selling and Administrative

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Selling and Administrative	$24,208	$33,101	$(8,893)	(26.9)%	$74,330	$101,013	$(26,683)	(26.4)%
as % of net revenues	446.6%	22.4%			614.1%	64.3%

The decrease in selling and administrative expense (“S&A”) for the three months ended December 31, 2010 compared to the three months ended December 31, 2009 resulted primarily from the net impact of the following:

•	$1.6 million decrease in personnel expenses due to the substantial reduction of our workforce in March, 2010;

•	$1.2 million decrease in FDA review expenses due to the steps taken by us in connection with the FDA’s inspectional activities, the consent decree, litigation and governmental inquiries;

•	$2.8 million decrease in branded and non-branded product marketing expenses due to the discontinuation of various products; and

•

Included in selling and administrative expenses was amortization expense of $1.2 million in 2010 compared to amortization expense of $3.0 million in 2009, respectively. The decrease in amortization expense was due to the $82.3 million impairment charge recorded in fiscal year 2010 for Evamist®, Micro-K and our Manufacturing, Distribution & Packaging asset group and is more fully described below in “—Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years ended March 31, 2010, 2009 and 2008.”

The decrease in S&A for the nine months ended December 31, 2010 compared to the nine months ended December 31 2009 resulted primarily from the net impact of the following:

•	$5.6 million decrease in personnel expenses due to the substantial reduction of our workforce in March, 2010;

•	$8.6 million decrease in branded and non-branded product marketing expenses due to the discontinuation of various products;

•

$6.9 million decrease in FDA review expenses due to a decrease in litigation activity coupled with the steps taken by us in connection with the FDA’s inspectional activities, the consent decree, litigation and governmental inquiries; and

•

Included in selling and administrative expenses is amortization expense of $3.7 million in 2010 compared to amortization expense of $8.9 million in 2009, respectively. The $5.2 million decrease in amortization expense was due to the $82.3 million impairment charge recorded in fiscal year 2010.

We test the carrying value of long-lived assets for impairment at least annually and also assess and evaluate on a quarterly basis if any events have occurred which indicate the possibility of impairment. During the assessment as of December 31, 2010, we did not identify any events that were indicative of impairment. However, any significant changes in actual future results from the assessment used to perform the quarterly evaluation, such as lower sales, increases in production costs, technological changes or decisions not to produce or sell products, could result in impairment or change in expected proceeds from the sales of our businesses at a future date (see Note 2—“Basis of Presentation” of the Notes to the Unaudited Interim Consolidated Financial Statements in this prospectus).

Loss (Gain) on Sale of Assets

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Gain on sale of assets	$—	$(14,500)	$14,500	(100.0)%	$(10,938)	$(14,500)	$3,562	(24.6)%
as % of net revenues	0.0%	(9.8)%			(90.4)%	(9.2)%

The Company recognized a gain on sale of certain intellectual property and other assets related to our ANDA, submitted with the FDA for the approval to engage in the commercial manufacture and sale of 1gm/10mL sucralfate suspension of $11.0 million in 2010. All activities related to the intellectual property of 1gm/10mL sucralfate suspension were expensed as incurred resulting in a gain equal to the cash proceeds received. This year-to-date gain was offset by the gain of $14.0 million for the sale of the generic equivalent version of GlaxoSmithKline’s Duac® gel to Perrigo Company that occurred in the third quarter of 2009.

Litigation and Governmental Inquiries, net

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Litigation and governmental inquiries	$—	$150	$(150)	(100.0)%	$8,653	$5,003	$3,650	73.0%
as % of net revenues	0.0%	0.1%			71.5%	3.2%

The increase in expense of $3.7 million for the nine months ended December 31, 2010 compared to the nine months ended December, 31 2009 was primarily related to the estimated settlement of the HHS OIG matter and for various pending legal cases (see Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Consolidated Statements included in this prospectus).

Extinguishment of Debt

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Loss on extinguishment of debt	$9,946	$—	$9,946	N/A	$9,946	—	$9,946	N/A
as % of net revenues	183.5%	0.0%			82.2%	0.0%

In November 2010, the Company entered into a senior secured debt financing arrangement with U.S. Healthcare which retired an existing $20.0 million loan. At the time the $20.0 million loan was retired, the Company wrote-off a proportionate share of a discount related to fair value of warrants of $8.0 million that were allocated to this loan. We also wrote-off approximately $1.9 million of deferred financing costs related to the $20.0 million loan (see Note 12—“Long-Term Debt” of the Notes to the Unaudited Interim Consolidated Statements included in this prospectus).

Interest Expense, net and other

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Interest expense, net	$3,802	$1,226	$2,576	210.1%	$8,203	$3,752	$4,451	118.6%
as % of net revenues	70.1%	0.8%			67.8%	2.4%

Interest expense, net and other includes interest expense, interest income and other income and expense items. The increase in interest expense, net and other for the three months ended December 31, 2010 as compared to the three months ended December 31, 2009 resulted primarily from higher debt and interest costs.

The increase of $4.5 million in interest expense, net and other, for the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009, was due to higher debt, interest costs and lower investment interest income due to lower yields offset by the recognition of a foreign currency transaction gain of approximately $0.9 million in the prior year and dividend income of $0.7 million related to an investment for the year ended December 31, 2009.

Income Tax Provision (Benefit)

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Income tax provision (benefit)	$2,559	$(24,157)	$26,716	110.6%	$2,508	$(23,807)	$26,315	(110.5)%
Effective tax rate	(5.8)%	(29.0)%			(2.1)%	82.6%

The provision for income taxes for the three and nine months ended December 31, 2010 was primarily due to the timing of certain deferred tax liabilities which are not scheduled to reverse within the applicable carry forward periods for deferred tax assets offset by a valuation allowance adjustment reflected in continuing operations.

The benefit for income taxes for the three and nine months ended December 31, 2009 was primarily due to the additional carry back period allowed as a result of a change in law, offset in part by the timing of certain deferred tax liabilities which are not scheduled to reverse within the applicable carryforward periods for deferred tax assets. We recorded a valuation allowance in all periods which offset the tax benefits associated with the net losses for the same periods.

Discontinued Operations

	Three Months Ended December 31,		Change		Nine Months Ended December 31,		Change
($ in thousands):	2010	2009	$	%	2010	2009	$	%
Income from discontinued operations	$—	$1,252	$(1,252)	(100.0)%	$2,211	$4,609	$(2,398)	(52.0)%
Gain on sale of discontinued operations	$—	$—	$—	N/A	$5,874	$—	$5,874	N/A

During the fourth quarter of fiscal year 2009, our Board authorized management to sell PDI, our specialty materials segment (see Note 15—“Divestitures” of the Notes to the Unaudited Interim Consolidated Financial Statements in this prospectus for more information regarding the sale of PDI). Therefore, we have segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. (See Note 14—“Segment Reporting” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus) The Company sold PDI on June 2, 2010 and recognized a gain of $5.9 million, net of tax.

Liquidity and Capital Resources

Cash and cash equivalents and working capital (deficiency) were $31.7 million and $(134.5 million), respectively, at December 31, 2010, compared to $60.7 million and $(81.1 million), respectively, at March 31, 2010. Working capital is defined as total current assets minus total current liabilities. Working capital decreased primarily due to decreases in net current assets held for sale of $7.3 million and cash and cash equivalents of $29.0 million, an increase in short-term debt of $47.2 offset by decreases in accounts payable of $12.4 million and accrued liabilities of $10.1 million. The decrease in accounts payable was primarily due to timing of payment to our vendors and overall lower operating costs compared to a year ago. The decrease in accrued liabilities was due to payments associated with product recall processing fees, litigation settlements and legal and consulting fees associated with the FDA consent decree and governmental inquiries and reduction in headcount. The increase in short-term debt was primarily due to the $60.0 million loan from U.S. Healthcare net of the discount associated with the fair value of the warrants that were issued with this debt.

For the nine months ended December 31, 2010, net cash used in operating activities of $124.3 million resulted primarily from decreases in accounts payable and accrued liabilities which was primarily driven by recall-related costs (including product costs, product returns, failure to supply claims and third-party processing fees) processed in the current year and the decline in sales-related reserves that are classified as accrued liabilities which was primarily driven by the cessation of all of our manufacturing operations which occurred in the fourth quarter of fiscal year 2009. This was further coupled with a net loss of $115.8 million, adjusted for non-cash items, an increase in receivables and inventories, partially offset by the receipt of tax refunds.

For the nine months ended December 31, 2010, net cash flow provided by investing activities of $39.3 million included the $11.0 million cash proceeds pursuant to the sale of Sucralfate and $22.0 million related to the sale of PDI, net of fees and the amount held in escrow. Additionally, the Company received approximately $3.5 million in insurance proceeds related to a fire that occurred in 2009 at PDI.

For the nine months ended December 31, 2010, net cash provided by financing activities of $56.0 million resulted primarily from proceeds of $60.0 million received from U.S. Healthcare, net of the loan discount, and from redemptions from its collateralized borrowings offset by mortgage payments.

At December 31, 2010, our investment securities included $69.2 million in principal amount of ARS. Consistent with our investment policy guidelines, the ARS held by us are AAA-rated securities with long-term nominal maturities secured by student loans which are guaranteed by the U.S. Government. Liquidity for the ARS is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at pre-determined intervals, typically between seven to 35 days. However, with the liquidity issues experienced in global credit and capital markets, the ARS experienced failed auctions beginning in February 2008 and throughout fiscal years 2009 and 2010. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. The securities for which auctions have failed continue to accrue interest at the contractual rate and continue to be auctioned every seven, 14, 28 or 35 days, as the case may be, until the auction succeeds, the issuer calls the securities, or they mature. (See Note 7—“Investment Securities” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for more information regarding the settlement agreement and the proceeds received in connection therewith.)

Our debt balance, including current maturities, was $353.2 million at December 31, 2010, excluding discount on loan, compared to $297.1 million at March 31, 2010. The balances include a $59.2 million and $61.2 million collateralized obligation related to our ARS at December 31, 2010 and March 31, 2010, respectively.

In March 2006, we entered into a $43.0 million mortgage loan arrangement with LaSalle National Bank Association, in part to refinance $9.9 million of existing mortgages. The $32.8 million of net proceeds we received from the mortgage loan was used for working capital and general corporate purposes. The mortgage loan, which is secured by four of our buildings, bears interest at a rate of 5.91% (and a default rate of 10.905%) and matures on April 1, 2021. We were not in compliance with one or more of the requirements of the mortgage loan arrangement as of March 31, 2010. However, on August 5, 2010, we received a letter (“Waiver Letter”) approving certain waivers of covenants under the Promissory Note, dated March 23, 2006, by and between MECW, LLC, a subsidiary of our Company, and LaSalle National Bank Association, and certain other loan documents entered into in connection with the execution of the Promissory Note (collectively, the “Loan Documents”). LNR Partners, Inc., the servicer of the loan (“LNR Partners”), issued the Waiver Letter to our Company and MECW, LLC on behalf of the lenders under the Loan Documents. In the Waiver Letter, the lenders consented to the following under the Loan Documents:

•	Waiver of the requirement that our Company and MECW, LLC deliver audited balance sheets, statements of income and expenses and cash flows;

•	Waiver of the requirement that we certify financials delivered under the Loan Documents;

•

Waiver of the requirement that we deliver to the lenders Form 10-Ks within 75 days of the close of the fiscal year, Form 10-Qs within 45 days of the close of each of the first three fiscal quarters of the fiscal year, and copies of all IRS tax returns and filings; and

•	Waiver, until March 31, 2012, of the requirement that we maintain a net worth, as calculated in accordance with the terms of the Loan Documents, of at least $250 million on a consolidated basis.

With respect to the waiver of the requirement to deliver Form 10-Ks and Form 10-Qs, we agreed to bring our filings current effective with the submission of our Form 10-Q for the quarter ended December 31, 2010 and become timely on a go- forward basis with the filing of our Form 10-K for the fiscal year ending March 31, 2011. This waiver applies to our existing late filings.

In addition to the waivers, LNR Partners also agreed to remove our subsidiaries ETHEX and PDI as guarantors under the Loan Documents and to add Nesher as a new guarantor under the Loan Documents. Under the terms of the Waiver Letter, we paid LNR Partners a consent fee of $25,000 related to the waivers and legal retainer fees of $10,000 related to the changes in guarantors under the Loan Documents.

Since we received the Waiver Letter for the loan requirements as to which we were not in compliance, the mortgage debt obligation that remained outstanding under the mortgage arrangement was classified as a long-term liability at December 31, 2010 and March 31, 2010.

In May 2003, we issued $200.0 million principal amount of the 2033 Notes that are convertible, under certain circumstances, into shares of our Class A Common Stock at an initial conversion price of $23.01 per share. The 2033 Notes bear interest at a rate of 2.50% and mature on May 16, 2033. We are also obligated to pay contingent interest at a rate equal to 0.5% per annum during any six-month period commencing May 16, 2006, if the average trading price of the 2033 Notes per $1,000 principal amount for the five-trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. We may redeem some or all of the 2033 Notes at any time on or after May 21, 2006, at a redemption price, payable in cash, of 100% of the principal amount of the 2033 Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of redemption. Holders may require us to repurchase all or a portion of their 2033 Notes on May 16, 2013, 2018, 2023 and 2028, or upon a change in control, as defined in the indenture governing the 2033 Notes, at 100% of the principal amount of the 2033 Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of repurchase, payable in cash. Holders had the right to require us to repurchase all or a portion of their 2033 Notes on May 16, 2008 and, accordingly, we classified the 2033 Notes as a current liability as of March 31, 2008. Since no holders required us to repurchase all or a portion of their 2033 Notes on May 16, 2008 and because the next date holders may require us to repurchase all or a portion of their 2033 Notes is May 16, 2013, the 2033 Notes were classified as a long-term liability.

In December 2005, we entered into a financing arrangement with St. Louis County, Missouri related to expansion of our operations in St. Louis County. Up to $135.5 million of industrial revenue bonds could have been issued to us by St. Louis County relative to capital improvements made through December 31, 2009. This agreement provides that 50% of the real and personal property taxes on up to $135.5 million of capital improvements will be abated for a period of ten years subsequent to the property being placed in service. Industrial revenue bonds totaling $129.9 million were outstanding at December 31, 2010 and March 31, 2010, respectively. The industrial revenue bonds are issued by St. Louis County to us upon our payment of qualifying costs of capital improvements, which are then leased by us for a period ending December 1, 2019, unless earlier terminated. We have the option at any time to discontinue the arrangement and regain full title to the abated property. The industrial revenue bonds bear interest at 4.25% per annum and are payable as to principal and interest concurrently with payments due under the terms of the lease. We have classified the leased assets as property and equipment and have established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to St. Louis County may be satisfied by tendering industrial revenue bonds (which is our intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.

In September 2010 we entered into an agreement with U.S. Healthcare for a loan of $20 million which was subsequently retired in November 2010 when we entered into a new agreement with U.S. Healthcare for a senior secured debt financing package for up to $120 million which was subsequently amended in January 2011 and again in March 2011. In March 2011, the Company repaid in full all the remaining obligations with U.S. Healthcare and terminated the future loan commitments. (See Note 12—“Long-Term Debt” for a description of the financing with U.S. Healthcare and Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements in this prospectus for a description of our $32.3 million private placement of Class A Common Stock and $225 million private placement of the 2015 Notes a portion of the proceeds of which were used to repay the loan obligations with U.S. Healthcare.)

Current and Anticipated Liquidity Position

At December 31, 2010, we had approximately $31.7 million in cash and cash equivalents. The cash balances at December 31, 2010 includes remaining loan availability that was provided under loan agreements entered into on November 17, 2010, respectively, with U.S. Healthcare (see Note 12—“Long-Term Debt” of the Notes to the Unaudited Consolidated Financial Statements in this prospectus).

At December 31, 2010, we had $353.2 million of outstanding debt, excluding loan discounts, consisting of $200.0 million principal amount of Notes, the remaining principal balance of a $43.0 million mortgage loan of $33.6 million, $59.3 million of collateralized borrowing, and $49.5 million principal amount of the loan entered into with U.S. Healthcare in November 2010, net of loan discounts (this loan was repaid in full in March 2011 with the proceeds from a $32.3 million private placement of shares of Class A Common Stock and a portion of the proceeds from $225 million aggregate principal amount of the 2015 Notes issued in a private placement (see Note 18—“Subsequent Events” of the Notes to the Unaudited Consolidated Financial Statements in this prospectus)).

On February 14, 2011, the Company announced that it entered into a definitive agreement with a group of institutional investors to raise approximately $32.3 million of gross proceeds from a private placement of 9.950 million shares of its Class A Common Stock at $3.25 per share. The transaction closed on February 17, 2011. The Company used $20.0 million of the proceeds from the financing to repay certain outstanding amounts and other outstanding obligations under its credit agreement with U.S. Healthcare. The remaining amount will be used for the launch of Makena™ and payment of expenses associated with the private placement and general corporate purposes.

Additionally, the Company entered into Amendment No. 1 to the Original Makena™ Agreement on January 8, 2010. On February 4, 2011, the Company entered into Amendment No. 2 to the Original Makena™ Agreement (see Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements in this prospectus).

The amendments set forth in Amendment No. 2 reduced the payment to be made on the fifth business day following the day on which Hologic gave the Company notice that the FDA has approved Makena™ (the “Transfer Date”) to $12.5 million and revised the schedule for making the remaining payments of $107.5 million.

Under the revised payment provisions set forth in Amendment No. 2, after the $12.5 million payment made on February 10, 2011 and a subsequent $12.5 million payment twelve months after the date that the FDA approves Makena™ (the “Approval Date”), the Company has the right to elect between the following two alternate payment schedules for the remaining payments:

Payment Schedule 1:

•

A $45.0 million payment 18 months after the Approval Date, plus a royalty equal to 5% of net sales of Makena™ made during the period from 12 months after the Approval Date to the date the $45.0 million payment is made;

•	A $20.0 million payment 21 months after the Approval Date;

•	A $20.0 million payment 24 months after the Approval Date; and

•	A $10.0 million payment 27 months after the Approval Date.

The royalties will continue to be calculated subsequent to the $45.0 million milestone payment but do not have to be paid as long as we make subsequent milestone payments when due.

Payment Schedule 2:

•

A $7.3 million payment 18 months after the Approval Date, plus a royalty equal to 5% of net sales of Makena™ made during the period from 12 months after the Approval Date to 18 months after the Approval Date;

•	A $7.3 million payment for each of the succeeding twelve months;

•	A royalty payable 24 months following the Approval Date equal to 5% of net sales of Makena™ made during the period from 18 months after the Approval Date to 24 months after the Approval Date; and

•	A royalty payable 30 months following the Approval Date equal to 5% of net sales of Makena™ made during the period from 24 months after the Approval Date to 30 months after the Approval Date.

Notwithstanding anything to the contrary in Amendment No. 2, however, the Company may make any of the foregoing payments on or before their due dates, and the date on which the Company makes the final payment contemplated by the selected payment schedule will be the final payment date, after which no royalties will accrue.

Moreover, if the Company elects Payment Schedule 1 and thereafter elects to pay the $45.0 million payment earlier than the 18-month deadline, the royalties beginning after 12 months will cease to accrue on the date of the early payment. Additionally, the subsequent payments will be paid in three month intervals following the $45.0 million payment date.

Lastly, if the Company elects Payment Schedule 1 and thereafter does not make any of the milestone payments when due, Amendment No. 2 provides that no payment default will be deemed to occur, provided the Company timely pays the required royalties accruing in the quarter during which the milestone payment has become due but is not paid.

Pursuant to the Indenture governing the $225 million aggregate principal amount of the 2015 Notes, the Company agreed to make the $45.0 million payment under Payment Schedule 1 in February 2012 and agreed to certain other restrictions on its ability to amend the payment schedules.

On March 17, 2011, we completed the 2015 Notes Offering that generated approximately $218.3 million of net proceeds (see Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus). A portion of the proceeds from the 2015 Notes were used to repay existing obligations to U.S. Healthcare of approximately $61 million (which amount includes an applicable make-whole premium), establish a one year interest reserve for the 2015 Notes totaling $27 million, and pay fees and expenses associated with the 2015 Notes of approximately $10 million. In connection with these payments, the Company also terminated all future loan commitments with U.S. Healthcare. Net cash provided to the Company from the 2015 Notes Offering, after payment of the items noted above, was approximately $120 million. The 2015 Notes were offered only to accredited investors pursuant to Regulation D under the Securities Act of 1933, as amended.

Excluding payment of the items noted above with respect to the 2015 Notes, we project that during the quarter ended March 31, 2011 our cash outlays will total approximately $50 million to $60 million, which includes a $12.5 million milestone payment made to Hologic on February 10, 2011 for the transfer of Makena™ to the Company subsequent to its FDA approval on February 3, 2011. Of the remaining expected cash operating expenditures of approximately $38 million to $48 million, approximately $28 million to $35 million relate to on-going operating expenses, approximately $3 million to $4 million relate to debt service payments and approximately $2 million to $3 million relate to legal and customer settlement payments. The remainder of the projected cash expenditures totaling approximately $5 million to $6 million is for costs related to our FDA compliance and other compliance related costs. Of the costs described above for on-going operating expenses, legal and customer settlement payments and FDA compliance and other compliance related costs, we estimate that approximately 25% to 30% relates to our generics business and 70% to 75% relates to our branded business and corporate related costs. We currently project that during the quarter ended March 31, 2011, these cash operating expenses will be offset by $10 million of net proceeds from the private placement completed on February 17, 2011 and $15 million to $25 million from the collection of customer receivables and the monetization of certain non-core assets. Including the net cash provided from the 2015 Notes Offering, we expect that our cash balance at March 31, 2011 will be in the range of $130 million to $140 million.

For periods subsequent to March 31, 2011, we expect that our cash operating outlays, excluding milestone payments to Hologic and scheduled payments to the Department of Justice, will continue in the range noted above until we are able to divest the generics business. Our future cash inflows will be generated primarily from collection of customer receivables and loan proceeds. The majority of our cash inflow from customer collections for periods beyond March 31, 2011 is expected to be derived from sales of Makena™, which we began shipping in March 2011. Other collections from customer receivables will come from on-going sales of Evamist® and sales of both the branded and generic versions of the Potassium Chloride Extended Release Capsule. We also expect to return Clindesse® and Gynazole-1® to the market during fiscal year 2012. However, we are currently unable to predict the amount or timing of collections from sales of our products for periods beyond March 31, 2011.

We are continuously reviewing our projected cash expenditures and are evaluating measures to reduce expenditures on an ongoing basis. In addition, a top priority is to maintain and attempt to increase our limited cash and financial resources. As a result, if we determine that our current goal of meeting the consent decree’s requirements and returning our approved products to market is likely to be significantly delayed, we may decide, in addition to selling certain of our assets, to further reduce our operations, to significantly curtail some or all of our efforts to meet the consent decree’s requirements and return our approved products to market and/or to outsource to a third-party some or all of our manufacturing operations when and if we return our approved products to market. Such decision would be made based on our ability to manage our near-term cash obligations, to obtain additional capital through asset sales and/or external financing and to expeditiously meet the consent decree’s requirements and return our approved products to market. If such decision were to be made, we currently anticipate that we would focus our management efforts on developing product candidates in our development portfolio that we believe have the highest potential return on investment, which we currently believe to be primarily Makena™. We also expect to evaluate other alternatives available to us in order to increase our cash balance.

Critical Accounting Estimates

Our Unaudited Interim Consolidated Financial Statements are presented on the basis of U.S. generally accepted accounting principles. Certain of our accounting policies are particularly important to the presentation of our financial condition and results of operations and require the application of significant judgment by our management. As a result, amounts determined under these policies are subject to an inherent degree of uncertainty. In applying these policies, we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We base our estimates and judgments on historical experience, the terms of existing contracts, observance of trends in the industry, information that is obtained from customers and outside sources, and on various other assumptions that we believe to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from our estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operations and/or financial condition.

Intangible and Other Long-Lived Assets

Our intangible assets principally consist of product rights, license agreements and trademarks resulting from product acquisitions and legal fees and similar costs relating to the development of patents and trademarks. Intangible assets that are acquired are stated at cost, less accumulated amortization, and are amortized on a straight-line basis over their estimated useful lives, which range from nine to 20 years. We determine amortization periods for intangible assets that are acquired based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. Such factors include the product’s position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the intangible asset’s useful life and an acceleration of related amortization expense.

We assess the impairment of intangible and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following: (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and (3) significant negative industry or economic trends.

When we determine that the carrying value of an intangible or other long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we first perform an assessment of the asset’s recoverability. Recoverability is determined by comparing the carrying amount of an asset against an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset.

During the assessment as of December 31, 2010, management did not identify any events that were indicative of impairment. However, any significant changes in actual future results from the assessment used to perform the quarterly evaluation, such as lower sales, increases in production costs, technological changes or decisions not to produce or sell products, could result in impairment of these intangible assets at a future date.

Contingencies

We are involved in various legal proceedings, some of which involve claims for substantial amounts. An estimate is made to accrue for a loss contingency relating to any of these legal proceedings if we determine it is probable that a liability was incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. Because of the subjective nature inherent in assessing the future outcome of litigation and because of the potential that an adverse outcome in legal proceedings could have a material impact on our financial condition or results of operations, such estimates are considered to be critical accounting estimates. We have reviewed and determined that at September 30, 2010, there were certain legal proceedings in which we are involved that met the conditions described above. Accordingly, we have accrued a loss contingency relating to such legal proceedings.

Revenue Recognition

During fiscal year 2009, we announced six separate voluntary recalls of certain tablet-form generic products as a precaution due to the potential existence of oversized tablets. Beginning in December 2008, we determined that we were not able to reasonably estimate future product returns at the time our drug products were shipped because of uncertainties associated with the risk of additional product recalls. As a result, revenue on shipments of our drug products was deferred until such uncertainties were resolved, which occurred on the earlier of the consumption by the end user or when these products were no longer subject to recall. We estimated the amount of time for a product to be consumed by the end user after it was originally shipped to be approximately two months. In December 2008, we determined that we were not able to establish the recoverability of production related inventory costs because of uncertainties associated with the risk of additional product recalls. As a result, beginning in December 2008, production and overhead costs were recognized directly into cost of sales rather than capitalized into inventory.

Product shipments that are recorded as deferred revenue are reflected as a liability on the consolidated balance sheet. For shipments where revenue recognition is deferred, we record revenue when the uncertainties leading to deferral are resolved. Since we suspended all shipments of our approved drug products in tablet form in December 2008 and suspended the manufacturing and shipment of the remainder of our drug products in January 2009, we did not have any deferred revenue recorded on our consolidated balance sheet at March 31, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years ended March 31, 2010, 2009 and 2008.

Results of Operations

Net revenues in fiscal year 2010 decreased $160.1 million, or 51.3%, as compared to fiscal year 2009. The decrease in net revenues was a result of decreases in product sales due to the impact of the nationwide recalls we initiated in the fourth quarter of fiscal year 2009 and the suspensions of shipments we initiated of all approved tablet-form products in December 2008 and all other drug products in January 2009. The decrease was partially offset by revenue generated from the sale of certain products not manufactured by us under the Distribution Agreement with Purdue (see Note 2—“Summary of Significant Accounting Policies—Revenue Recognition” and Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements in this prospectus). The overall decrease in gross profit of $27.7 million resulted primarily from the change in net revenues, coupled with the decrease in cost of sales of $132.5 million due to a reduction in personnel costs and production activity.

Operating expenses in fiscal year 2010 decreased $66.4 million or 15.4%, as compared to fiscal year 2009. The decrease in operating expenses was primarily due to the decrease in personnel costs, branded marketing and promotion expense, litigation and governmental inquiry costs related to actual and probable legal settlements and government fines, selling and research and development expenses, coupled with the gain on sale of our first-to-file Paragraph IV ANDA with the FDA for a generic equivalent version of GlaxoSmithKline’s Duac® gel to Perrigo Company of $14.0 million and the gain on sale of certain intellectual property and other assets associated with the ANDA for the generic version of Lotensin® 5-mg, 10-mg, 20-mg, and 40-mg Tablets to Huahai US, Inc. of $0.5 million. The decrease was partially offset by increases in restructuring and impairment charges and purchased in-process research and development expense relating to the $70.0 million payment made pursuant to the Amended Makena™ Agreement (see Note 5—“Acquisitions” of the Notes to the Audited Consolidated Financial Statements in this prospectus).

The decrease in operating expenses, partially offset by the decrease in gross profit for fiscal year 2010, resulted in a $38.8 million decrease in operating loss compared to fiscal year 2009. Our results of operations in fiscal year 2010 also included the impact of an $88.2 million valuation allowance that increased income tax expense for the income reported during the fiscal year and the additional carry back period. Because of these factors, we incurred a net loss of $283.6 million in fiscal year 2010, compared to a net loss of $313.6 million in fiscal year 2009.

Net revenues in fiscal year 2009 decreased $265.3 million, or 45.9%, as compared to fiscal year 2008. Our operations generated $50.1 million of net revenues in the last six months of fiscal year 2009, compared to net revenues of $301.0 million for the corresponding six-month period of fiscal year 2008. This decrease resulted primarily from the impact of the nationwide recalls we initiated in the fourth quarter of fiscal year 2009 and the shipment suspensions we initiated of all approved tablet-form products in December 2008 and all other drug products in January 2009. Gross profit was further affected by the $38.8 million write-off of all work-in-process and finished goods inventories on hand at November 30, 2008, the $18.1 million provision that we recorded in the fourth quarter of fiscal year 2009 to primarily cover a write-off of certain raw materials that had no future use, and the immediate recognition of all production and overhead costs into cost of sales that began in December 2008. The increase of $148.9 million in operating expenses in fiscal year 2009 compared to fiscal year 2008 was primarily due to increases in research and development expense, legal and consulting fees, branded marketing and promotions expense, litigation expense related to actual and probable legal settlements, restructuring charges and charges recorded for impairment of intangible assets. Our results of operations in fiscal year 2009 also included the impact of an $82.4 million valuation allowance that was charged to income tax expense during the year ended March 31, 2009 for deferred tax assets that we determined would not be realized as tax deductions in the future. Because of these factors, we incurred a net loss of $313.6 million in fiscal year 2009.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Revenues by Segment

($ in thousands):	Years Ended March 31,		Change
	2010	2009	$	%
Branded products	$9,015	$114,771	$(105,756)	(92.1)%
as % of net revenues	5.9%	36.7%
Specialty generics/non-branded	143,197 (1)	197,175	(53,978)	(27.4)%
as % of net revenues	94.1%	63.1%
Other	7	381	(374)	(98.2)%
as % of net revenues	0.0%	0.2%

Total net revenues	$152,219	$312,327	$(160,108)	(51.3)%

(1)	Includes approximately $143.0 million of net revenue resulting from the sale of all of the generic OxyContin® allotted pursuant to the Distribution Agreement entered into with Purdue.

The decrease in branded product sales of $105.8 million for fiscal year 2010 was primarily due to ceasing all of our manufacturing operations, as described in “Description of the Business—Significant Recent Developments”, during the fourth quarter of fiscal year 2009. As a result, branded product net revenues in fiscal year 2010 were derived primarily from Evamist®, which is manufactured by a third-party. Net revenues from Evamist® during fiscal year 2010 were approximately $8.6 million, while Evamist® net revenues were nominal during fiscal year 2009. During fiscal year 2009, net revenues of our anti-infective, hematinic and advanced prescription nutritional products were $34.0 million, $22.9 million and $50.0 million, respectively.

The decrease in branded product net revenues for fiscal year 2010 was partially offset by $3.5 million received in the three months ended June 30, 2009 as license revenue related to the transfer of certain existing product registrations, manufacturing technology and intellectual property rights.

Included in specialty generic/non-branded net revenues for fiscal year 2010 is approximately $143.0 million generated from the sale of all of the limited amount of generic OxyContin® during the limited period of time as allotted under the Distribution Agreement with Purdue (see Note 2—“Summary of Significant Accounting Policies—Revenue Recognition” and Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements in this prospectus). Excluding sales of products purchased from Purdue, net revenues decreased $196.7 million for fiscal year 2010 versus fiscal year 2009. This decrease, as described in “Description of the Business—Significant Recent Developments”, was due to ceasing all of our manufacturing operations during the fourth quarter of fiscal year 2009. Besides the net revenues generated from the sale of OxyContin® under the Distribution Agreement with Purdue, sales of generic products were derived primarily from Keterolac and Naproxen, which are manufactured by a third-party, and from royalty revenue generated from product sales of morphine sulfate 15-mg, 30-mg and 60-mg extended-release tablets, which are marketed and manufactured by a third-party. Net revenues from Keterolac and Naproxen during fiscal year 2010 were approximately $1.6 million, compared to $3.0 million during fiscal year 2009. Royalty revenue generated from product sales of morphine sulfate extended-release tablets during fiscal year 2010 was approximately $1.3 million, compared to $1.4 million during fiscal year 2009. Net revenues generated in fiscal year 2010 were offset by customer allowances.

Gross Profit by Segment

($ in thousands):	Years Ended March 31,		Change
	2010	2009	$	%
Branded products	$6,951	$98,853	$(91,902)	(93.0)%
as % of segment net revenues	77.1%	86.1%
Specialty generics/non-branded	120,261 (1)	87,099	33,162	38.1%
as % of segment net revenues	84.0%	44.2%
Other	(74,920)	(106,008)	31,088	(29.3)%

Total gross profit	$52,292	$79,944	$(27,652)	(34.6)%

as % of total net revenues	34.4%	25.6%

(1)

Includes approximately $123.0 million of gross profit resulting from the net revenue generated from the sale of all of the generic OxyContin® allotted, partially offset by the royalty fee and the cost of the supplied product paid to Purdue, pursuant to the Distribution Agreement entered into with Purdue.

The increase in gross profit in our specialty generics/non-branded segment for fiscal year 2010 was primarily due to the net revenues of approximately $143.0 million generated from the sale of all of the limited quantity of generic OxyContin® pursuant to the Distribution Agreement with Purdue, partially offset by approximately $20.0 million recognized as cost of sales for royalty fees owed to Purdue and the cost of product paid to Purdue pursuant to the Distribution Agreement (see Note 2—“Summary of Significant Accounting Policies—Revenue Recognition” and Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus). The gross profit resulting from the Distribution Agreement was approximately $123.0 million.

The increase in gross profit for fiscal year 2010 was partially offset by the impact of ceasing all of our manufacturing operations, as described in “Description of the Business—Significant Recent Developments”, during the fourth quarter of fiscal year 2009. The decrease in gross profit in our branded segment for fiscal year 2010 was also the result of ceasing all of our manufacturing operations, as described above, which limited our net revenues to sales of products manufactured by third parties and revenue generated from license agreements. Additionally, because we ceased all manufacturing activities, all costs associated with our manufacturing operations were immediately expensed as incurred.

The “Other” category for gross profit reflected above includes the impact of contract manufacturing revenues, pricing and production variances, and changes to inventory reserves associated with production. Any inventory reserve changes associated with finished goods are reflected in the applicable segment. The fluctuation in the “Other” category was primarily the result of the write-off of all work-in-process and finished goods inventories we had on hand at November 30, 2008 and the write-off we recorded in the fourth quarter of fiscal year 2009 for certain raw materials. Because of the effects of the consent decree we entered into with the FDA in March 2009, we completed an assessment of our raw materials inventory and identified certain raw materials that had no potential use in products we expect to manufacture in the future. These events were the primary factors that resulted in a provision for obsolete inventory of $74.2 million that was recorded as a component of cost of sales in fiscal year 2009. Additionally in fiscal year 2009, beginning in December 2008, we recognized all production and overhead costs directly to cost of sales as they were incurred. This fluctuation in the “Other” category was partially offset by the lack of production activity in all of fiscal year 2010. Since we were not producing products during any of fiscal year 2010, labor and overhead expenses were recognized directly into cost of sales rather than capitalized into inventory.

Research and Development

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Research and development	$29,045	$69,841	$(40,796)	(58.4)%
as % of net revenues	19.1%	22.4%

Research and development expenses consisted mainly of personnel-related costs, laboratory tests for proposed branded products, clinical studies to determine the safety and efficacy of proposed branded products, and material used in research and development activities. The decrease in research and development expense of $40.8 million for fiscal year 2010 was primarily due to lower personnel costs associated with the reduction in force that occurred in the fourth quarter of fiscal year 2009, lower costs associated with the testing of drugs under development due to a reduction in bioequivalency studies and lower material costs as a result of decreased research and development activities during fiscal year 2010 as compared to fiscal year 2009.

Selling and Administrative

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Selling and administrative	$118,052	$248,410	$(130,358)	(52.5)%
as % of net revenues	77.6%	79.5%

The decrease in selling and administrative expense resulted primarily from the net impact of the following:

•	$48.8 million decrease in marketing promotion expenses primarily related to suspending shipment of all approved tablet-form products in December 2008 and all other drug products in January 2009;

•

$28.3 million decrease due primarily to reductions in management, sales and other personnel related to the significant reduction in our workforce which occurred beginning in the fourth quarter of fiscal year 2009;

•

$15.6 million decrease in processing fees and other administrative expenses recorded in fiscal year 2009 related to our nationwide voluntary recall in the fourth quarter of fiscal year 2009 affecting multiple lots of over 150 branded and generic/non-branded products;

•	$9.8 million decrease in facility expenses due to the ongoing realignment of our cost structure that was necessitated by our product recalls and the requirements under the consent decree;

•	$8.3 million decrease in professional fees as a result of the decrease in fees related to the internal investigation conducted by the Audit Committee, which was completed in June 2009;

•	$8.2 million decrease in expenses for consulting, legal and other professional services for fiscal year 2010 due to a decrease in litigation activity;

•	$3.0 million decrease in product development costs as a result of our discontinuation of manufacturing and distribution and the ongoing realignment of our cost structure;

•

$10.8 million reversal in compensation expense recorded during fiscal year 2009 and that did not recur in fiscal year 2010. The reversal in fiscal year 2009 was for a previously recorded accrual associated with the former Chief Executive Officer’s retirement benefits as a result of the termination “for cause” of the former Chief Executive Officer’s employment agreement by the Board. Mr. M. Hermelin has informed us, however, that he believes he effectively retired from his employment with us prior to the termination of his employment agreement on December 5, 2008 by the Board;

•

$6.1 million decrease in compensation expense that was recorded during fiscal year 2009 and that did not recur in fiscal year 2010. In fiscal year 2009 we reduced a previously recorded accrual for payroll related withholding taxes on disqualified incentive stock options that resulted from a settlement with the IRS for calendar years 2004 to 2007; and

•	$7.6 million increase in FDA review expenses in fiscal year 2010 associated with engaging external resources to assist with reviews.

Amortization of Intangible Assets

($ in thousands):	Years Ended March 31,		Change
	2010	2009	$	%
Amortization of intangible assets	$12,155	$14,221	$(2,066)	(14.5)%
as % of net revenues	8.0%	4.6%

Because of the events that occurred beginning in the third quarter of fiscal year 2009, which included four voluntary recalls involving 25 generic products and the suspension of all shipments of our FDA-approved tablet-form products, we completed an evaluation of each of our intangible assets. Based upon management’s analysis, it was determined the following intangible assets were impaired:

•

Pursuant to the terms of the consent decree, we agreed not to distribute our unapproved products, including our prenatal vitamins and hematinic products, unless we obtain approval through the FDA’s ANDA or NDA processes. Since we were unable to generate any revenues from these products and they were not approved by the FDA, we recorded $34.1 million during fiscal year 2009 as an impairment charge to write-off the remaining net book value of the intangible assets related to our branded prenatal vitamins and hematinic products.

•

During fiscal year 2009, we recognized an impairment charge of $2.5 million for the intangible assets related to a product we had under development to treat endometriosis. It was determined at the end of our Phase II study that this product was not effective because its efficacy was not better than that of a placebo. As a result, we decided to abandon development of the product in fiscal year 2009 and wrote-off the remaining net book value of the related intangible assets.

Due to the write-off of the intangible assets described above, amortization expense decreased by $2.1 million in fiscal year 2010 versus fiscal year 2009.

Restructuring and Impairment Charges

($ in thousands):	Years Ended March 31,		Change
	2010	2009	$	%
Restructuring	$6,422	$10,356	$(3,934)	(38.0)%
as a % of net revenues	4.2%	3.3%
Intangible Assets Impairment	82,258	36,618	45,640	124.6%
as a % of net revenues	54.0%	11.7%
Manufacturing Distribution and Packaging Assets Impairment	46,552	—	46,552	N/A
as a % of net revenues	30.6%	0.0%

Total Restructuring and Impairment Charges	$135,232	$46,974	$88,258	187.9%
as a % of net revenues	88.8%	15.0%

Restructuring. On March 31, 2010, as part of an ongoing realignment of our cost structure we made further substantial reductions of our workforce and employee headcount was reduced by approximately 300. We recorded expense of $6.4 million in fiscal year 2010 for severance benefits related primarily to these terminations. During the quarter ended March 31, 2009, we reduced our headcount by approximately 1,000 employees through a combination of terminations and layoffs which resulted in severance benefits of approximately $10.4 million.

Impairment. We assess the impairment of long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The factors that we consider in our assessment include the following: (1) significant underperformance of the assets relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of the acquired assets or the strategy for its overall business; (3) significant negative industry or economic trends; and (4) significant adverse changes as a result of legal proceedings or governmental or regulatory actions. Certain significant events occurred in the three months ended March 31, 2010 that indicated that the carrying value of certain assets as of March 31, 2010 may not be recoverable. These events included: (a) the expectation of when we would be able to resume manufacturing and shipment and begin generating cash flow from the sale of certain of our approved products, (b) the entry into the plea agreement with the Department of Justice (see Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus) and (c) the substantial reduction of our workforce that occurred on March 31, 2010 (see Note 25—“Subsequent Events” of the Notes to the Audited Consolidated Financial Statements included in this prospectus). Furthermore, we are evaluating various strategic and operating alternatives with respect to Nesher.

Based on the events described above, we determined that a triggering event occurred in the fourth quarter of fiscal year 2010 giving rise to the need to assess the recoverability of our long-lived assets. Based on the assessment of the recoverability of our long-lived assets, it was determined that future undiscounted cash flows were not sufficient to support the carrying value of certain of our long-lived assets, and this resulted in material non-cash charges for impairment of property and equipment and intangible assets in the quarter ended March 31, 2010. Cash flow projections require a significant level of judgment and estimation in order to determine a number of interdependent variables and assumptions such as probability, timing, pricing and various cost factors. Cash flow projections are highly sensitive to changes in these variables and assumptions.

Based upon management’s analysis, it was determined the following assets were impaired:

•

With respect to the intangible assets related to Evamist®, we had approximately $116.0 million of unamortized costs as of March 31, 2010 and remaining useful lives of 9 to 13 years related to product rights, trademark rights and rights under the sublicense agreement. To test impairment of these assets, we performed a cash flow analysis, which incorporates a number of significant assumptions and estimates. The sum of the projected undiscounted cash flows, which extend over the useful life assigned to the longest lived asset, did not exceed the carrying amount of the intangible assets as of March 31, 2010 and we concluded that the assets related to Evamist® were impaired as of that date. We recorded $79.0 million during fiscal year 2010 as an impairment charge to reduce the carrying value of the intangible assets related to Evamist® to its estimated fair value.

•

With respect to the intangible assets related to Micro-K® and patents and trademarks, we had approximately $16.2 million and $3.3 million of unamortized costs as of March 31, 2010, respectively. We performed a cash flow analysis that extended over the average remaining useful life of these assets and determined that the assets related to patents and trademarks were impaired. We recorded an impairment charge of $3.3 million during fiscal year 2010 to reduce the carrying value of patents and trademarks to estimated fair value.

•

With respect to the Manufacturing, Distribution & Packaging asset group (“MD&P”), an asset group consisting primarily of property and equipment used in our manufacturing operations and a generic product portfolio, we had approximately $112.4 million of net book value as of March 31, 2010. We performed a cash flow analysis that extended over the average remaining useful life of the assets and determined that the assets related to MD&P were impaired. We recorded an impairment charge of $46.6 million during fiscal year 2010 to reduce the carrying value of manufacturing equipment, and other assets to estimated fair value.

Purchased In-Process Research and Development

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Purchased in-process research and development	$70,000	$2,000	$68,000	3,400.0%
as % of net revenues	46%	0.6%

In January 2008, we entered into a definitive asset purchase agreement to acquire the U.S. and worldwide rights to Makena™ (17-alpha hydroxyprogesterone caproate) (see Note 5—“Acquisitions” of the Notes to the Audited Consolidated Financial Statements in this prospectus). Under the terms of the Original Makena™ Agreement, we made a $2.0 million cash payment in May 2008 upon achievement of a milestone. Because the product was not FDA approved at the time when this payment was made, we recorded this payment as an in-process research and development charge.

Pursuant to the Amended Makena™ Agreement (see Note 5—“Acquisitions” of the Notes to the Audited Consolidated Financial Statements in this prospectus), a $70.0 million cash payment was due upon execution of Amendment No. 1. We made such payment in the fourth quarter of fiscal year 2010. Because the product was not FDA approved at the time when this payment was and the project would have no alternative use if not approved, we recorded this payment as an in-process research and development charge.

Litigation and Governmental Inquiries, net

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Litigation and governmental inquiries, net	$15,024	$49,996	$(34,972)	(69.9)%
as % of net revenues	9.9%	16.0%

The decrease in litigation and governmental inquiries expense of $35.0 million for fiscal year 2010 was primarily due to significant costs recognized in fiscal year 2009 associated with:

•

the plea agreement with the U.S. Department of Justice recorded during the three months ended September 30, 2008 (see Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus);

•

various product liability actions (based on our product liability insurance coverage and the number of product liability actions that were pending, that had been settled and that we expect to occur) related to the voluntary product recalls initiated by us in calendar years 2008 and early 2009 and alleged damages as a result of the ingestion of purportedly oversized tablets allegedly distributed in 2007 and 2008 (see Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus); and

•

the settlement agreement with Axcan ScandiPharm, Inc. (“Axcan”) that was recorded during fiscal year 2009 (see Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus).

Additionally, we recorded an adjustment of $1.9 million in fiscal year 2010 to reduce our expected direct liability (as discussed above) for product liability actions related to the voluntary product recalls initiated by us in calendar year 2008 and early 2009 and alleged damages as a result of the ingestion of purportedly oversized tablets allegedly manufactured and distributed by us.

The decreases noted above were partially offset by a settlement agreement with Strides Arcolab and Strides, Inc. (collectively, “Strides”) that was reached on December 13, 2010. At March 31, 2010, the Company had a carrying value of approximately $14.4 million related to an investment in preferred shares of Strides, including accrued dividends. Under the terms of the agreement, both parties agreed to settle all claims and disputes, Strides agreed to pay the Company $7.3 million, and the Company agreed to redeem all previously issued preferred shares. The difference between the carrying value of the preferred shares and accrued dividends at March 31, 2010 and the payment made by Strides was recorded as litigation expense and the carrying value of the preferred shares and accrued dividends was reduced to $7.3 million.

Gains on Sale of Assets

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Gains on sale of assets	$14,500	$—	$14,500	N/A
as % of net revenues	9.5%	0.0%

During fiscal year 2010, we completed the sale to Perrigo Company of our Paragraph IV ANDA for a generic equivalent version of GlaxoSmithKline’s Duac® gel. We were the first to file the Paragraph IV ANDA for this product with the FDA. Under the terms of the transaction, we received $14.0 million from Perrigo Company at closing and will receive an additional $2.0 million as a milestone payment upon the completion of a successful technical transfer.

During fiscal year 2010, we recognized a $0.5 million gain from the sale of certain intellectual property and other assets associated with our ANDA for the generic version of Lotensin® 5-mg, 10-mg, 20-mg, and 40-mg Tablets to Huahai US, Inc.

Interest Expense

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Interest expense	$8,046	$9,312	$(1,266)	(13.6)%

The decrease in interest expense for fiscal year 2010 resulted primarily from the decline in interest expense of $0.9 million incurred on the $30.0 million line of credit that was outstanding during fiscal year 2009. The line of credit was fully repaid in February 2009. Also in February 2009, $0.3 million of remaining deferred financing costs related to the line of credit was written off to become fully amortized at time of repayment. The decrease in interest expense was also attributable to the deferred financing costs related to the issuance of the convertible notes becoming fully amortized during the first quarter of fiscal year 2009. Deferred financing costs of $0.2 million were recorded in the consolidated statement of operations during the nine months ended December 31, 2008.

The decrease in interest expense for fiscal year 2010 was partially offset by interest accretion expense of $0.4 million recorded during fiscal year 2010, as compared to accretion expense of $0.3 million recorded during fiscal year 2009, related to the fines and penalties pursuant to the plea agreement with the U.S. Department of Justice (see Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus), which was recorded at present value as of September 30, 2008. The interest accretion represents the difference between the present value of the fines and penalties of $26.4 million, which is based on the revised plea agreement entered in November 2010 and the undiscounted amount of $27.6 million, which will be recognized ratably over the period during which installment payments will be made pursuant to the plea agreement (March 2010 until July 2012).

Interest and Other Income (Expense)

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Interest and other income (expense)	$5,807	$(6,280)	$12,087	(192.5)%

The increase in interest and other income (expense) of $12.1 million for fiscal year 2010 consisted of the following:

•

Decreases in expense of $10.9 million related to other-than-temporary impairment recognized into earnings during fiscal year 2009 on our ARS, offset in part by a $1.3 million gain recognized for a settlement agreement with one of our brokers for a $10.0 million ARS;

•

Increases in income of $3.5 million due to the recognition of foreign currency transaction gains on an investment denominated in the Indian Rupee as compared to transaction losses on the investment recognized in fiscal year 2009; and

•

Declines in interest income of $3.7 million due to the impact of lower short-term market interest rates, which reduced our weighted average interest rate on interest-earning assets for fiscal year 2010 as compared to fiscal year 2009.

Income Tax Benefit

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Income tax benefit	$25,949	$48,496	$(22,547)	(46.5)%
Effective tax rate	7.4%	13.8%

The benefit for income taxes for fiscal years 2010 and 2009 was primarily due to the availability to carry back operating losses to prior periods. The benefit for 2009 included the carry back of operating losses to the two prior years partially offset by a valuation allowance. The benefit for 2010 included the additional carry back period for a period of five years allowed as a result of a change in law. The benefit for both years was partially offset by the timing of certain deferred tax liabilities which are not scheduled to reverse within the applicable carry forward periods for the deferred tax assets.

Income from Discontinued Operations

	Years Ended March 31,		Change
($ in thousands):	2010	2009	$	%
Income from discontinued operations	$5,394	$4,967	$427	8.6%

During the fourth quarter of fiscal year 2009, our Board authorized management to sell PDI, our specialty materials segment (see Note 25—“Subsequent Events” of the Notes to the Audited Consolidated Financial Statements in this prospectus for more information regarding the sale of PDI). Therefore, we have segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. (See Note 23— “Segment Reporting” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.) The increase in income from discontinued operations for fiscal year 2010 was primarily due to decreases in PDI’s total operating expenses, mostly due to an insurance gain, partially offset by decreases in gross profit. PDI was sold in June 2010.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net Revenues by Segment

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Branded products	$114,771	$212,281	$(97,510)	(45.9)%
as % of net revenues	36.7%	36.8%
Specialty generics/non-branded	197,175	364,191	(167,016)	(45.9)%
as % of net revenues	63.1%	63.1%
Other	381	1,151	(770)	(66.9)%
as % of net revenues	0.2%	0.1%

Total net revenues	$312,327	$577,623	$(265,296)	(45.9)%

The decrease in net revenues for fiscal year 2009 was primarily due to our operations generating $50.1 million of net revenues in the last six months of fiscal year 2009, compared to net revenues of $301.0 million for the corresponding six-month period of fiscal year 2008. This decrease resulted primarily from the impact of the nationwide recalls we initiated in January 2009 and the shipment suspensions of all approved tablet-form products in December 2008 and all other drug products in January 2009. Net revenues for fiscal year 2009 were positively impacted by $36.7 million of incremental sales of the 25 mg and 50 mg strengths of metoprolol, which were approved by the FDA in March 2008 and May 2008, respectively. However, net revenues for fiscal year 2009 were negatively impacted by a $37.6 million reduction in sales from our generic cough/cold product line. During most of fiscal year 2008, we marketed approximately 30 products in our generic/non-branded respiratory line, which consisted primarily of cough/cold products. As a result of the Missouri Department of Health and Senior Services’ embargo placed on our inventory of certain unapproved generic/non-branded products in March 2008, we marketed only one FDA-approved generic cough/cold product during fiscal year 2009.

Gross Profit by Segment

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Branded products	$98,853	$190,083	$(91,230)	(48.0)%
as % of segment net revenues	86.1%	89.5%
Specialty generics/non-branded	87,099	228,511	(141,412)	(61.9)%
as % of segment net revenues	44.2%	62.7%
Other	(106,008)	(15,958)	(90,050)	564.3%

Total gross profit	$79,944	$402,636	$(322,692)	(80.1)%

as % of total net revenues	25.6%	69.7%

The decreases we experienced in net revenues at our branded products and specialty generics/non-branded segments resulted in corresponding decreases to each segments’ gross profit in fiscal year 2009. The decline in the gross profit percentage at our specialty generic/non-branded segment was primarily due to the impact of the January 2009 recall of all drug products manufactured by us, price differences recorded with respect to customer orders of generic products we were not able to fulfill, and normal and expected price reductions on the 100 and 200 mg dosage strengths of metoprolol because the 180-day exclusivity period granted under the Hatch-Waxman Act on these products ended in January 2008. The “Other” category above includes gross profit from contract manufacturing revenues, purchase price and production variances from standard costs, and changes to inventory reserves associated with production. The change in the “Other” category was primarily due to the write-off of all work-in-process and finished goods inventories we had on hand at November 30, 2008 and the write-off we recorded in the fourth quarter of fiscal year 2009 for certain raw materials. Because of the effects of the consent decree we entered into with the FDA in March 2009, we completed an assessment of our raw materials inventory and identified certain raw materials that had no potential use in products we expect to manufacture in the future. These events were the primary factors that resulted in a provision for obsolete inventory of $74.2 million that was recorded as a component of cost of sales in fiscal year 2009. The “Other” category was further affected, beginning December 2008, by the recognition of all production and overhead costs directly to cost of sales as they were incurred.

Research and Development

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Research and development	$69,841	$48,873	$20,968	42.9%
as % of net revenues	22.4%	8.5%

Research and development expenses consist mainly of personnel-related costs and costs from bioequivalency studies for proposed generic products, laboratory and pre-clinical tests for proposed branded products, clinical studies to determine the safety and efficacy of proposed branded products, and material used in research and development activities. The increase in research and development expense was due primarily to the following:

•

$6.2 million increase in salaries and benefits due to the growth of our research and development staff prior to the reduction of our workforce in February 2009 as part of a realignment of our cost structure.

•

$10.7 million increase in costs associated with the testing of drugs under development due to an increased level of bioequivalency studies and clinical trials prior to the impact of restrictions under the consent decree. The consent decree precludes us from testing any new drugs manufactured in our facilities. However, the development process for Makena™ is able to continue because the related NDA is owned by Hologic.

•

$2.5 million increase in material costs due to increased development activity prior to the impact of restrictions under the consent decree coupled with the write-off of inventory used for research and development activities that did not have multiple or alternative future uses.

•	$1.0 million of costs incurred by Nesher Solutions, Ltd., our subsidiary based in Israel, which serves to enhance the development efforts of our generic pipeline.

Purchased In-Process Research and Development

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Purchased in-process research and development	$2,000	$17,500	$(15,500)	(88.6)%
as % of net revenues	0.6%	3.0%

We entered into a definitive asset purchase agreement with Hologic to acquire the U.S. and worldwide rights to Makena™ upon approval of the pending Makena™ NDA under review by the FDA. The asset purchase agreement was subsequently amended in January 2010. In accordance with the original asset purchase agreement, we made a $7.5 million cash payment on February 20, 2008, the initial closing date, and a $2.0 million cash payment in May 2008 when Hologic received an acknowledgement from the FDA that Hologic’s response to the FDA’s October 20, 2006 “approvable” letter was sufficient for the FDA to proceed with its review of the Makena™ NDA. Because the product had not yet obtained FDA approval when these payments were made, we recorded in-process research and development charges of $2.0 million and $7.5 million in fiscal years 2009 and 2008, respectively.

In May 2007, we acquired from VIVUS, Inc. the U.S. marketing rights to Evamist®. Under the terms of the asset purchase agreement for Evamist®, we paid $10.0 million in cash at closing and made an additional cash payment of $141.5 million upon final approval of the product by the FDA in July 2007. Since the product had not yet obtained FDA approval when the initial payment was made at closing, we recorded a $10.0 million in-process research and development charge during fiscal year 2008.

Selling and Administrative

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Selling and administrative	$248,410	$203,495	$44,915	22.1%
as % of net revenues	79.5%	35.2%

The increase in selling and administrative expense resulted from the net impact of the following:

•

$29.3 million increase in legal, professional and consulting fees due to an increase in litigation activity coupled with the steps taken by us in connection with the FDA’s inspectional activities, the consent decree, litigation and governmental inquiries, and the investigation conducted by the Audit Committee.

•	$12.8 million increase in branded marketing expense due primarily to marketing and promotions expenses related to the launch of Evamist®.

•

$9.5 million increase in salaries and benefits due to increases in management, sales and other personnel that occurred prior to the reduction of our workforce in February 2009 as part of a realignment of our cost structure.

•	$2.5 million increase in losses recognized on disposals of property and equipment related primarily to the discontinuation of various liquid-form product lines.

•

On January 28, 2009, we initiated a nationwide voluntary recall affecting most of our products. The recall was subsequently expanded on February 3, 2009. This recall affected multiple lots of over 150 branded and generic/non-branded products for which we recorded increased processing fees and other administrative expenses of $15.0 million in fiscal year 2009.

•	$9.6 million decrease in incentive bonuses due to the termination in fiscal year 2009 of incentive bonus plans for our executives.

•

$10.8 million decrease in compensation expense due to the reversal of a previously recorded accrual associated with the former Chief Executive Officer’s retirement benefits as a result of the termination “for cause” of the former Chief Executive Officer’s employment agreement by the Board. Mr. M. Hermelin has informed us, however, that he believes he effectively retired from his employment with us prior to the termination of his employment agreement on December 5, 2008 by the Board.

•

$6.1 million decrease in compensation expense that was recorded during fiscal year 2009 due primarily to the reversal of an accrual for payroll related withholding taxes on disqualified incentive stock options that resulted from a settlement with the IRS for calendar years 2004 to 2007.

Amortization of Intangible Assets

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Amortization of intangible assets	$14,221	$11,491	$2,730	23.8%
as % of net revenues	4.6%	2.0%

The increase in amortization of intangible assets was due primarily to the purchase of Evamist® in May 2007 and the impact of a full year’s amortization of the intangible assets we recorded thereon. Under the terms of the purchase agreement, we paid $141.5 million after final approval of the product was received from the FDA on July 27, 2007. The final purchase price allocation was completed during the first quarter of fiscal year 2009 and resulted in estimated identifiable intangible assets of $44.1 million for product rights; $12.8 million for trademark rights; $82.5 million for rights under a sublicense agreement; and $2.1 million for a covenant not to compete. In conjunction with the FDA’s approval of Evamist® on July 27, 2007, we began amortizing the product rights, trademark rights and rights under the sublicense agreement over 15 years and the covenant not to compete over nine years.

Restructuring and Impairment Charges

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Restructuring	$10,356	$—	$10,356	—
as a % of net revenues	3.3%	0.0%
Intangible Assets Impairment	36,618	1,140	35,478	3112.1%
as a % of net revenues	11.7%	0.2%

Total Restructuring and impairment charges	$46,974	$1,140	$45,834	4020.5%
as a % of net revenues	15.0%	0.2%

Restructuring. On February 5, 2009, we commenced a substantial reduction of our workforce as part of an ongoing realignment of our cost structure. Employee headcount, through a combination of terminations and layoffs, was reduced by approximately 1,000 employees. We recorded expense of $10.4 million in fiscal year 2009 for severance benefits related to these terminations.

Impairment. We evaluate our intangible assets for impairment at least annually or whenever events or changes in circumstances indicate an intangible asset’s carrying amount may not be recoverable. Because of events that occurred beginning in the third quarter of fiscal year 2009, which included four voluntary recalls involving 25 generic products and the suspension of all shipments of our FDA-approved tablet-form products, we completed an evaluation of each of our intangible assets. Based upon management’s analysis, it was determined the following intangible assets were impaired:

•

Pursuant to the terms of the consent decree, we agreed not to distribute our unapproved products, including our prenatal vitamins and hematinic products, unless we obtain approval through the FDA’s ANDA or NDA processes. Since such products are unable to generate any revenues and are not approved by the FDA, we recorded $34.1 million during fiscal year 2009 as an impairment charge to write-off the remaining net book value of the intangible assets related to our branded prenatal vitamins and hematinic products.

•

During fiscal year 2009, we recognized an impairment charge of $2.5 million for the intangible assets related to a product we had under development to treat endometriosis. It was determined at the end of our Phase II study that this product was not effective because its efficacy was not better than that of a placebo. As a result, we decided to abandon development of the product in fiscal year 2009 and wrote-off the remaining net book value of the related intangible assets.

•

During fiscal year 2008, we recognized an impairment charge of $1.1 million for the intangible asset related to a product right licensed under an external development agreement. Price erosion on the product eliminated the economic benefits of marketing the product. The entire balance of the intangible asset was written-off as the product was no longer expected to generate positive future cash flows.

With respect to the intangible assets related to Evamist®, we had approximately $125.5 million of unamortized costs and remaining useful lives of 9 to 13 years as of March 31, 2009. To test impairment of these assets, we performed a cash flow analysis, which incorporates a number of significant assumptions and estimates that are subject to change as actual results become known. The sum of the projected undiscounted cash flows, which extend over the useful life assigned to the assets, slightly exceeds the carrying amount of the intangible assets as of March 31, 2009 and we concluded that the asset is not impaired as of that date. However, events and circumstances, primarily as of the fourth quarter of fiscal year 2010, required management to revise its earlier assumptions and estimates and such revisions resulted in the fiscal year 2010 impairments described above.

Litigation and Governmental Inquiries, net

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Litigation and governmental inquiries, net	$49,996	$—	$49,996	NA
as % of net revenues	16.0%	0.0%

We have been named as defendants in certain cases alleging that we reported improper or fraudulent pricing information under the Medicaid rebate program. During fiscal year 2009, we recorded $6.5 million of litigation expense for settlements and to cover our exposure under similar Medicaid cases that are still pending because settlement was determined to be probable and the related amount reasonably estimable.

We have been named as defendant in various product liability actions related to the voluntary product recalls initiated by the Company in calendar year 2008 and early 2009 and alleged damages as a result of the ingestion of purportedly oversized tablets allegedly distributed in 2007 and 2008. Based on our product liability insurance coverage and the number of product liability actions that are pending, that have been settled and that we expect will occur, we recorded product liability expense of $14.4 million in fiscal year 2009.

In May 2009, we entered into a global confidential settlement agreement with Axcan to dismiss a suit Axcan had filed against us in June 2007. The settlement agreement required us to pay Axcan in three installments, $3.5 million of which was paid in May 2009. Subsequent to May 2009, the original agreement with Axcan was revised and we made a payment of $2.0 million to settle the remaining two payments due to Axcan. At March 31, 2009, we had recorded a settlement liability of $5.5 million in accrued liabilities.

Pursuant to the plea agreement that ETHEX entered into with the Department of Justice on March 2, 2010, ETHEX agreed to pay criminal fines, restitution to the Medicare and Medicaid programs and an administrative forfeiture in the aggregate amount of $27.6 million. The plea agreement originally required us to pay the criminal fines in five installment payments beginning March 6, 2010 and ending July 11, 2012 (see Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements in prospectus for discussion regarding amendments to this payment schedule). For fiscal 2009, we recorded litigation expense of $23.6 million for the present value of the administrative forfeiture and the five expected installment payments related to the criminal fines and reduced net revenues by $2.3 million for the restitution payments made to the Medicare and Medicaid programs on March 6, 2010. We used risk-free interest rates averaging 2.16% to determine the present value of the installment payments due under the plea agreement.

Interest Expense

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Interest expense	$9,312	$10,463	$(1,151)	(11.0)%

The decrease in interest expense resulted primarily from a decline in amortization of deferred financing costs related to the issuance of the convertible notes that became fully amortized during the first quarter of fiscal year 2009. Also contributing to the decrease in interest expense was a reduction in the interest rate and the repayment in February 2009 of borrowings under our credit facility.

Interest and Other Income (Expense)

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Interest and other income (expense)	$(6,280)	$12,524	$(18,804)	(150.1)%

The increase in interest and other expense (income) consisted of the following:

•	$6.2 million decline in interest income due primarily to a decrease in short-term interest rates.

•	$3.5 million increase in foreign currency transaction losses on an investment denominated in the Indian Rupee.

•

$10.5 million of other-than-temporary impairment recognized into earnings during fiscal year 2009 on our ARS, offset in part by a $1.3 million gain recognized in connection with a settlement agreement with our broker for a $10.0 million ARS.

Income Tax Provision (Benefit)

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Income tax provision (benefit)	$(48,496)	$39,605	$(88,101)	(222.4)%
Effective tax rate	13.8%	32.4%

The income tax benefit recorded in fiscal year 2009 was the result of a pretax loss for the year. The lower-than-expected tax rate in fiscal year 2009 resulted from the impact of valuation allowances in the amount of $82.4 million that were charged to income tax expense during the year ended March 31, 2009 for deferred tax assets that we determined that more likely than not would not be realized as future tax deductions. The lower-than-expected tax rate in fiscal year 2008 resulted from the reversal of certain tax liabilities associated with tax positions from previous years that were determined to no longer be necessary, as the relevant statute of limitations had expired.

Income from Discontinued Operations

	Years Ended March 31,		Change
($ in thousands):	2009	2008	$	%
Income from discontinued operations	$4,967	$3,845	$1,122	29.2%

During the fourth quarter of fiscal year 2009, our Board authorized management to sell PDI, our specialty materials segment. Therefore, we have segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. The increase in income from discontinued operations was primarily due to an increase in PDI’s net revenues. PDI was sold on June 2, 2010.

Liquidity and Capital Resources

Cash and cash equivalents and working capital (deficiency) were $60.7 million and $(81.1 million), respectively, at March 31, 2010, compared to $75.7 million and $5.2 million, respectively, at March 31, 2009. Working capital is defined as total current assets minus total current liabilities. Working capital decreased primarily due to decreases in income taxes receivable of $77.3 million, accounts receivable (net) of $19.8 million and cash and cash equivalents of $15.0 million, coupled with an increase in current maturities of long-term debt of $26.1 million, partially offset by a decrease in accrued liabilities of $83.9 million. The decrease in income taxes receivable is primarily due to the receipt of tax refunds associated with carrying back net operating losses to previous years while the decrease in accounts receivable resulted primarily from applying credits owed to our customers for returns and failure to supply costs associated with the product recalls in fiscal year 2009 against outstanding amounts our customers owed to us. The increase in current maturities of long-term debt was the result of recording a collateralized borrowing liability for the payment received from Citigroup Global Markets Inc. (“CGMI”) for the purchase of the remaining ARS in relation to the Purchase and Release Agreement entered into with CGMI in the fourth quarter of fiscal year 2010. The ARS remain an asset on the balance sheet recorded at fair value and classified as investment securities (see Note 13—“Long-Term Debt” of the Notes to the Audited Consolidated Financial Statements in this prospectus). The decrease in accrued liabilities is primarily due to payments and credits associated with return and failure to supply costs described above that we provided to customers that did not have outstanding amounts owed to us. The decrease in accrued liabilities is also attributable to payments associated with product recall processing fees, litigation settlements and legal and consulting fees associated with the FDA consent decree and governmental inquiries.

Net cash used in operating activities of $50,000 resulted primarily from decreases in accounts payable and accrued liabilities which was primarily driven by recall-related costs (including product costs, product returns, failure to supply claims and third-party processing fees) processed in the current year and the decline in sales-related reserves that are classified as accrued liabilities which was primarily driven by the cessation of all of our manufacturing operations which occurred in the fourth quarter of fiscal year 2009. This was further coupled with a net loss of $283.6 million, adjusted for non-cash items, partially offset by the receipt of tax refunds and the decrease in receivables, net.

Net cash flow used in investing activities of $73.5 million included the $70.0 million payment paid pursuant to the Amended Makena™ Agreement (see Note 5—“Acquisitions” of the Notes to the Audited Consolidated Financial Statements in this prospectus) and capital expenditures of $10.2 million (the majority of which related to PDI capital expenditures during the three months ended September 30, 2009, in connection with an accidental fire that damaged a leased facility used by PDI; see Note 23—“Segment Reporting” of the Notes to the Audited Consolidated Financial Statements in this prospectus) for fiscal year 2010, as compared to $23.6 million for fiscal year 2009. The decrease in capital expenditures was primarily due to ceasing operations and cancelling capital projects in the fourth quarter of fiscal year 2009. Other investing activities during fiscal year 2010 included $5.6 million of insurance proceeds received as a result of an accidental fire that damaged a leased facility used by PDI (see Note 23—“Segment Reporting” of the Notes to the Audited Consolidated Financial Statements in this prospectus) and $1.1 million sales of marketable securities.

Net cash provided by financing activities of $58.2 million resulted primarily from $61.8 million of proceeds related to the transfer of our ARS to CGMI (see discussion below and Note 6—“Investment Securities” of the Notes to the Audited Consolidated Financial Statements in this prospectus). These proceeds were offset by the repayment of the principal portion of the debt related primarily to our mortgage obligation.

On February 25, 2009, we initiated legal action against CGMI, through which we acquired the ARS we held at that time, in the District Court for the Eastern District of Missouri. On January 21, 2010, we entered into a Purchase and Release Agreement with CGMI pursuant to which CGMI agreed to purchase the ARS for an aggregate purchase price of approximately $61.7 million. We also received a two-year option (which expires on January 21, 2012) to reacquire the ARS (in whole or on a class-by-class basis) for the prices at which they were sold, as well as the right to receive further payments in the event any ARS are redeemed prior to the expiration of the option. We agreed to release CGMI from any liability or claim arising from our investment in ARS sold by CGMI, and we agreed with CGMI to take all necessary steps to dismiss with prejudice all claims asserted by us against CGMI regarding the ARS, including the legal action referred to above. As more fully described in Note 6—“Investment Securities” of the Notes to the Audited Consolidated Financial Statements in this prospectus, as a result of the Purchase and Release Agreement, we recorded a short-term liability and continued to record the ARS as an asset as of March 31, 2010.

At March 31, 2010, our investment securities included $71.6 million in principal amount of ARS. Consistent with our investment policy guidelines, the ARS held by us are AAA-rated securities with long-term nominal maturities secured by student loans which are guaranteed by the U.S. Government. Liquidity for the ARS is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at pre-determined intervals, typically between seven to 35 days. However, with the liquidity issues experienced in global credit and capital markets, the ARS experienced failed auctions beginning in February 2008 and throughout fiscal years 2009 and 2010. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. The securities for which auctions have failed continue to accrue interest at the contractual rate and continue to be auctioned every seven, 14, 28 or 35 days, as the case may be, until the auction succeeds, the issuer calls the securities, or they mature.

(See Note 6—“Investment Securities” of the Notes to the Audited Consolidated Financial Statements included in this prospectus for more information regarding the settlement agreement and the proceeds received in connection therewith.)

Our debt balance, including current maturities, was $297.1 million at March 31, 2010, compared to $238.5 million at March 31, 2009.

In June 2007, we entered into an installment payment agreement with a financial institution for the purchase of software products and the right to receive consulting or other services from the seller. Upon delivery of the products and services, the financial institution will pay the seller amounts owed for the software products and services. As a result of the installment payment agreement, we recorded debt in the amount of $1.7 million, which is paid ratably over 16 consecutive quarters to the financial institution. Also, in August 2007, we entered into another agreement with the same financial institution for the payment of additional consulting services that will be provided on a time and material basis. In exchange for the institution paying the seller for fees owed, we recorded additional debt in the amount of $0.3 million, which is paid to the financial institution ratably over 16 consecutive quarters. The two installment payment agreements were discounted using an imputed annual interest rate that approximated our Company’s borrowing rate for similar debt instruments at the time of the borrowings.

In March 2006, we entered into a $43.0 million mortgage loan arrangement with one of our primary lenders, in part to refinance $9.9 million of existing mortgages. The $32.8 million of net proceeds we received from the mortgage loan was used for working capital and general corporate purposes. The mortgage loan, which is secured by three of our buildings, bears interest at a rate of 5.91% (and a default rate of 10.905%) and matures on April 1, 2021. We were not in compliance with one or more of the requirements of the mortgage loan arrangement as of March 31, 2010. However, on August 5, 2010, we received Waiver Letter approving certain waivers of covenants under the Promissory Note, dated March 23, 2006, by and between MECW, LLC, a subsidiary of our Company, and LaSalle National Bank Association, and certain other Loan Documents. LNR Partners issued the Waiver Letter to our Company and MECW, LLC on behalf of the lenders under the Loan Documents. In the Waiver Letter, the lenders consented to the following under the Loan Documents:

•	Waiver of the requirement that our Company and MECW, LLC deliver audited balance sheets, statements of income and expenses and cash flows;

•	Waiver of the requirement that we certify financials delivered under the Loan Documents;

•

Waiver of the requirement that we deliver to the lenders Form 10-Ks within 75 days of the close of the fiscal year, Form 10-Qs within 45 days of the close of each of the first three fiscal quarters of the fiscal year, and copies of all IRS tax returns and filings; and

•	Waiver, until March 31, 2012, of the requirement that we maintain a net worth, as calculated in accordance with the terms of the Loan Documents, of at least $250 million on a consolidated basis.

With respect to the waiver of the requirement to deliver Form 10-Ks and Form 10-Qs, we agreed to bring our filings current effective with the submission of our Form 10-Q for the quarter ended December 31, 2010 and become timely on a go-forward basis with the filing of our Form 10-K for the fiscal year ending March 31, 2011. This waiver applies to our existing late filings.

In addition to the waivers, LNR Partners also agreed to remove our subsidiaries ETHEX and PDI as guarantors under the Loan Documents and to add Nesher as a new guarantor under the Loan Documents. Under the terms of the Waiver Letter, we paid LNR Partners a consent fee of $25 thousand related to the waivers and legal retainer fees of $10 thousand related to the changes in guarantors under the Loan Documents.

Since we received the Waiver Letter for the loan requirements we were not in compliance with, the mortgage debt obligation that remained outstanding under the mortgage arrangement was classified as a long-term liability as of March 31, 2010.

In May 2003, we issued $200.0 million principal amount of 2033 Notes that are convertible, under certain circumstances, into shares of our Class A Common Stock at an initial conversion price of $23.01 per share. The 2033 Notes bear interest at a rate of 2.50% and mature on May 16, 2033. We are also obligated to pay contingent interest at a rate equal to 0.5% per annum during any six-month period commencing May 16, 2006, if the average trading price of the 2033 Notes per $1,000 principal amount for the five-trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. In November 2007, the average trading price of the 2033 Notes reached the threshold for the applicable five-day trading period, which resulted in the payment of contingent interest and beginning November 16, 2007 the 2033 Notes began to bear interest at a rate of 3.00% per annum. In May 2008, the average trading price of the 2033 Notes fell below the contingent interest threshold for the five-day trading period and beginning May 16, 2008 the 2033 Notes began to pay interest at a rate of 2.50% per annum. We may redeem some or all of the 2033 Notes at any time on or after May 21, 2006, at a redemption price, payable in cash, of 100% of the principal amount of the 2033 Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of redemption. Holders may require us to repurchase all or a portion of their 2033 Notes on May 16, 2013, 2018, 2023 and 2028, or upon a change in control, as defined in the indenture governing the Notes, at 100% of the principal amount of the 2033 Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of repurchase, payable in cash. Holders had the right to require us to repurchase all or a portion of their 2033 Notes on May 16, 2008 and, accordingly, we classified the 2033 Notes as a current liability as of March 31, 2008. Since no holders required us to repurchase all or a portion of their 2033 Notes on May 16, 2008 and because the next date holders may require us to repurchase all or a portion of their 2033 Notes is May 16, 2013, the Notes were classified as a long-term liability as of March 31, 2010 and 2009. The 2033 Notes are subordinate to all of our existing and future senior obligations.

In December 2005, we entered into a financing arrangement with St. Louis County, Missouri related to expansion of our operations in St. Louis County (see Note 14—“Taxable Industrial Revenue Bonds” of the Notes to the Audited Consolidated Financial Statements included in this prospectus). Up to $135.5 million of industrial revenue bonds could have been issued to us by St. Louis County relative to capital improvements made through December 31, 2009. This agreement provides that 50% of the real and personal property taxes on up to $135.5 million of capital improvements will be abated for a period of ten years subsequent to the property being placed in service. Industrial revenue bonds totaling $129.9 million were outstanding at March 31, 2010. The industrial revenue bonds are issued by St. Louis County to us upon our payment of qualifying costs of capital improvements, which are then leased by us for a period ending December 1, 2019, unless earlier terminated. We have the option at any time to discontinue the arrangement and regain full title to the abated property. The industrial revenue bonds bear interest at 4.25% per annum and are payable as to principal and interest concurrently with payments due under the terms of the lease. We have classified the leased assets as property and equipment and have established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to St. Louis County may be satisfied by tendering industrial revenue bonds (which is our intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.

The following table summarizes our contractual obligations (in thousands):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Obligations at March 31, 2010
Long-term debt obligations(1)	$297,100	$63,926	$5,139	$205,613	$22,422
Scheduled interest obligations(2)	130,797	7,078	13,682	13,043	96,994
Operating lease obligations	5,425	1,702	2,435	729	559
Department of Justice obligations	22,992	2,796	8,028	12,168	—

Total contractual cash obligations(3)(4)	$456,314	$75,502	$29,284	$231,553	$119,975

(1)	Holders of the $200.0 million aggregate principal amount of the 2033 Notes had the right to require us to repurchase them for an amount equal to the unpaid principal amount in May 2008. No bonds were tendered to us by the holders. The next date holders may require us to repurchase all or a portion of their 2033 Notes is May 16, 2013.
(2)	Scheduled interest payments represent the estimated interest payments on the building mortgages, the software financing arrangement and the 2033 Notes.
(3)	Excluded from the contractual obligations table is the liability for unrecognized tax benefits totaling $7.8 million. This liability for unrecognized tax benefits has been excluded because we cannot make a reliable estimate of the period in which the unrecognized tax benefits will be realized.
(4)

The terms of the Evamist® asset purchase agreement provide for two future payments upon achievement of certain net sales milestones. If Evamist® achieves $100.0 million of net sales in a fiscal year, a one-time payment of $10.0 million will be made, and if net sales levels reach $200.0 million in a fiscal year, a one-time payment of up to $20.0 million will be made. In addition, we made a payment of $70.0 million upon entering into an amendment to the Amended Makena™ Agreement in January 2010. We are also obligated to make a series of additional future scheduled cash payments in the aggregate amount of $120 million upon successful completion of agreed upon milestones, the last of which payments is due no later than 21 months after the FDA approves the Makena™ NDA, provided that the Transfer Date has already occurred. (See Note 5—“Acquisitions” of the Notes to the Audited Consolidated Financial Statements included in this prospectus for more information related to the amendment to the Amended Makena™ Agreement) Such obligations for additional payments are not reflected in the table set forth above. Hologic informed us in January 2009 that the FDA, in a Complete Response letter, (1) indicated it would not approve Makena™ until additional data and information are submitted to and accepted by the FDA and (2) requested Hologic to initiate a confirmatory clinical study and enroll a certain number of patients. In July 2010, we were informed by Hologic that a resubmission to the FDA’s Complete Response action letter received in January 2009 had been submitted for Makena™. Subsequent to the July 2010 Complete Response submission, the FDA confirmed to Hologic that the submission was complete and therefore accepted. Furthermore, the FDA provided an action date of January 13, 2011. Additionally, during fiscal years 2011 through 2015, we project continued financial obligations to fund the confirmatory clinical study related to Makena™ to be between $15.0 million and $20.0 million.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet financing arrangements, other than a financing arrangement with St. Louis County, Missouri related to the expansion of our operations in St. Louis County (see Note 14—“Taxable Industrial Revenue Bonds” of the Notes to the Audited Consolidated Financial Statements included in this prospectus).

Inflation

Inflation may apply upward pressure on the cost of goods and services used by us in the future. However, we believe that the net effect of inflation on our operations during the past three years has been minimal. In addition, changes in the mix of products sold and the effects of competition have made a comparison of changes in selling prices less meaningful relative to changes in the overall rate of inflation over the past three fiscal years.

Critical Accounting Estimates

Our consolidated financial statements are presented on the basis of U.S. GAAP. Our significant accounting policies are described in Note 2—“Summary of Significant Accounting Policies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus. Certain of our accounting policies are particularly important to the presentation of our financial condition and results of operations and require the application of significant judgment by our management. As a result, amounts determined under these policies are subject to an inherent degree of uncertainty. In applying these policies, we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We base our estimates and judgments on historical experience, the terms of existing contracts, observance of trends in the industry, information that is obtained from customers and outside sources, and on various other assumptions that we believe to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from our estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operations and/or financial condition. Our critical accounting estimates are described below.

Revenue Recognition and Provisions for Estimated Reductions to Gross Revenues

Revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, the customer’s payment ability has been reasonably assured, title and risk of ownership have been transferred to the customer, and the seller’s price to the buyer is fixed or reasonably determinable. When these conditions have not been met, revenue is deferred and reflected as a liability on the consolidated balance sheet until any uncertainties or contingencies have been resolved. We also enter into long-term agreements under which we assign marketing rights for products we have developed to pharmaceutical markets. Royalties under these arrangements are earned based on the sale of products.

Concurrent with the recognition or deferral of revenue, we record estimated provisions for product returns, sales rebates, payment discounts, chargebacks, and other sales allowances. These provisions are established based upon consideration of a variety of factors, including but not limited to, historical relationship to revenues, historical payment and return experience, estimated and actual customer inventory levels, customer rebate arrangements, and current contract sales terms with wholesale and indirect customers. We record a liability for product returns related to recalls and for failure to supply claims when their occurrence becomes estimable and probable.

From time to time, we provide incentives to our wholesale customers, such as trade show allowances or stocking allowances that they in turn use to accelerate distribution to their end customers. We believe that such incentives are normal and customary in the industry. Sales allowances are accrued and revenue is recognized as sales are made pursuant to the terms of the allowances offered to the customer. Due to the nature of these allowances, we believe we are able to accurately calculate the required provisions for the allowances based on the specific terms in each agreement. Additionally, customers will normally purchase additional product ahead of regular demand to take advantage of the temporarily lower cost resulting from the sales allowances. This practice has been customary in the industry and we believe would be part of a customer’s ordinary course of business inventory level. We reserve the right, with our major wholesale customers, to limit the amount of these forward buys.

In addition, we understand that certain of our wholesale customers may try to anticipate the timing of price increases and have made, and may continue to make, business decisions to buy additional product in anticipation of future price increases. This practice has been customary in the industry and we believe would be part of a customer’s ordinary course of business inventory level.

We evaluate inventory levels at our wholesale customers through an internal analysis that considers, among other things, wholesaler purchases, wholesaler contract sales, available end consumer prescription information and inventory data received from our three largest wholesale customers. We believe that our evaluation of wholesaler inventory levels allows us to make reasonable estimates of our reserve balances. Further, our products are typically sold with adequate shelf life to permit sufficient time for our wholesaler customers to sell our products in their inventory through to the end consumer.

The following table reflects the fiscal year 2010 activity for each accounts receivable reserve:

	Beginning Balance	Current Provision Related to Sales Made in the Current Period	Current Provision Related to Sales Made in the Prior Periods	Actual Returns or Credits in the Current Period	Ending Balance
	(in thousands)
Year Ended March 31, 2010
Accounts Receivable Reserves:
Chargebacks	$1,021	$1,223	$—	$(2,212)	$32
Cash Discounts and Other Allowances	1,035	4,982	—	(3,720)	2,297
Liabilities:
Sales Rebates	8,264	1,319	—	(7,745)	1,838
Sales Returns	12,009	4,051	—	(7,500)	8,560
Medicaid Rebates	6,312	1,858	—	(4,612)	3,558
Medicare and Medicaid Restitution	2,275	—	—	(2,275)	—
Product Recall Returns	40,695	—	—	(37,785)	2,910
Failure to Supply Claims	17,101	—	—	(4,801)	12,300
Chargeback Audit Adjustments	1,823	—	321	(2,144)	—
Other	2,955	264	—	(2,967)	252

Total	$93,490	$13,697	$321	$(75,761)	$31,747

The estimation process used to determine our reserve provisions has been applied on a consistent basis and no material adjustments have been necessary to increase or decrease our reserves as a result of a significant change in underlying estimates. We use a variety of methods to assess the adequacy of our reserves to ensure our financial statements are fairly stated. These include reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the reserves.

The decrease in the accounts receivable and accrued liability reserves of $61.7 million was primarily the result of applying credits owed to our customers for returns and failure to supply costs associated with the product recalls in fiscal year 2009 against outstanding amounts such customers owed to us and of making payments associated with return and failure to supply costs to customers that did not have outstanding amounts owed to us.

The current provision related to sales rebates made in prior periods reflects the impact of a billing audit performed by one of our customers. As a result, we increased our chargeback reserve for the amount of the adjustment shown in the fiscal year ended March 31, 2010.

The following table reflects the fiscal year 2009 activity for each accounts receivable reserve:

	Beginning Balance	Current Provision Related to Sales Made in the Current Period	Current Provision Related to Sales Made in the Prior Periods	Actual Returns or Credits in the Current Period	Ending Balance
	(in thousands)
Year Ended March 31, 2009
Accounts Receivable Reserves:
Chargebacks	$18,103	$145,043	$—	$(162,125)	$1,021
Cash Discounts and Other Allowances	3,848	13,606	—	(16,419)	1,035
Liabilities:
Sales Rebates	12,585	45,819	2,528	(52,668)	8,264
Sales Returns	3,950	21,965	—	(13,906)	12,009
Medicaid Rebates	7,953	11,220	—	(12,861)	6,312
Medicare and Medicaid Restitution	—	—	2,275	—	2,275
Product Recall Returns	346	2,050	52,245	(13,946)	40,695
Failure to Supply Claims	—	21,798	—	(4,697)	17,101
Chargeback Audit Adjustments	—	—	—	1,823	1,823
Other	6,120	26,341	—	(29,506)	2,955

Total	$52,905	$287,842	$57,048	$(304,305)	$93,490

We use a variety of methods to assess the adequacy of our reserves to ensure our financial statements are fairly stated. These include reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the reserves.

The $2.3 million for Medicare and Medicaid restitution relates to the amount paid to these two programs in March 2010 pursuant to the plea agreement that ETHEX entered into with the Department of Justice on March 2, 2010 (see “Description of the Business—Significant Recent Developments—Plea Agreement with the U.S. Department of Justice” in this prospectus).

The decrease in reserves for chargebacks and cash discounts and other allowances and the liabilities for sales rebates, Medicaid rebates and other resulted from the voluntary suspension in December 2008 of all shipments of our approved drug products in tablet form and the voluntary suspension in January 2009 of all shipments of our remaining products. As a result, we generated minimal shipments in the fourth quarter of fiscal year 2009 and our accounts receivable reserves were reduced accordingly. Included as “Other Additions” above is $52.2 million for the January 2009 nationwide recall that was recorded as an increase to the liability for product recall returns with a corresponding decrease to deferred revenue. Also, based on the specific terms of certain customer arrangements and considering we had given these customers due notice of products cancelled or discontinued, we recorded reductions to net revenues in fiscal year 2009 of $21.8 million for amounts owed to these customers for price differences they incurred for procuring products we were unable to supply.

The current provision related to sales rebates made in prior periods reflects the impact of the settlement of a disputed customer claim received during the year for sales rebates related to sales of new products launched in the prior fiscal year. We had interpreted the rebate agreement with the customer to exclude certain new product sales that the customer claimed should have been included. Since there were interpretive differences as to the intent of the language in the rebate agreement relative to the inclusion of new products, we decided to settle the claim with the customer.

These reserves and their respective provisions are discussed in further detail below.

Chargebacks. We market and sell products directly to wholesalers, distributors, warehousing pharmacy chains, mail order pharmacies and other direct purchasing groups. We also market products indirectly to independent pharmacies, non-warehousing chains, managed care organizations, and group purchasing organizations, collectively referred to as “indirect customers.” We enter into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler’s invoice price. This credit is called a chargeback.

Chargeback transactions are almost exclusively related to our specialty generics/non-branded business segment. During fiscal years 2010 and 2009, the chargeback provision reduced the gross sales of our specialty generics segment by $1.5 million and $144.1 million, respectively. These amounts accounted for 95.2% and 99.4% of the total chargeback provisions recorded in fiscal years 2010 and 2009, respectively.

At March 31, 2010, we evaluated the adequacy of the reserve for chargebacks by comparing it against subsequent credits issued.

Shelf-Stock Adjustments. These adjustments, which are included in the chargeback reserves, represent credits issued to our wholesale customers that result from a decrease in our wholesale acquisition cost (“WAC”). Decreases in our invoice prices are discretionary decisions we make to reflect market conditions. These credits are customary in the industry and are intended to reduce a wholesale customer’s inventory cost to better reflect current market prices. Generally, we provide credits to customers at the time the price reduction occurs based on the inventory that is owned by them on the effective date of the price reduction. Since a reduction in WAC reduces the chargeback per unit, or the difference between WAC and the contract price, shelf-stock adjustments are typically included as part of the reserve for chargebacks because the price reduction credits act essentially as accelerated chargebacks. Although we have contractually agreed to provide price adjustment credits to our major wholesale customers at the time they occur, the impact of any such price reductions not included in the reserve for chargebacks is immaterial to the amount of revenue recognized in any given period. As a result of WAC decreases to certain specialty generic/non-branded products, we paid shelf-stock adjustments of $0.6 million to our wholesale customers during fiscal year 2010.

Sales Returns. Consistent with industry practice, we maintain a returns policy that allows our direct and indirect customers to return product six months prior to expiration and within one year after expiration. This policy is applicable to both our branded and specialty generics business segments. Upon recognition of revenue from product sales to customers, we provide for an estimate of product to be returned. This estimate is determined by applying a historical relationship of customer returns to gross sales. We evaluate the reserve for sales returns by calculating historical return rates using data from the last 12 months on a product specific basis and by class of trade (wholesale versus retail chain). The calculated percentages are applied against estimates of inventory in the distribution channel on a product specific basis. To determine the inventory levels in the wholesale distribution channel, we utilize actual inventory information from our major wholesale customers and estimate the inventory positions of the remaining wholesalers based on historical buying patterns. For inventory held by our non-wholesale customers, we use the last two months of sales to the direct buying chains and the indirect buying retailers as an estimate.

Medicaid Rebates. Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for units of its pharmaceuticals that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program. Medicaid rebates apply to both our branded and specialty generic/non-branded segments. Individual states invoice us for Medicaid rebates on a quarterly basis using statutorily determined rates: for non-innovator products, in general generic drugs marketed under ANDAs, the rebate amount, effective the first quarter of calendar year 2010, is 13% of the AMP for the quarter. Prior to the first quarter of calendar year 2010, the percentage was 11%. For innovator products, in general brand-name products marketed under NDAs, the rebate amount, effective the first quarter of calendar year 2010, is the greater of 23.1% of the AMP for the quarter (15.1% prior to the first quarter of calendar year 2010) or the difference between such AMP and the best price for that same quarter. This 23.1% is reduced to 17.1% in the case of certain clotting factors and drugs approved exclusively for pediatric indications. An additional rebate for innovator products is payable in the amount by which, if any, the product’s AMP has increased at a rate faster than inflation. For certain new formulations of existing products, the new formulation’s additional rebate may be based on the additional rebate of the original formulation of the drug. The total rebate amount for each particular product is its Unit Rebate Amount (“URA”). The amount owed is based on the number of units paid for by each state Medicaid program in a quarter extended by the URA. Historically, these units were limited to those paid for by each state Medicaid program under fee-for-service arrangements, but effective March 23, 2010 the utilization was expanded to include that paid for under Medicaid managed care capitated arrangements. The reserve for Medicaid rebates is based on expected payments, which are affected by patient usage and estimated inventory in the distribution channel. We estimate patient usage by calculating a payment rate as a percentage of related gross sales, which is then applied to current period sales.

Reserve for Failure to Supply Claims. We have historically entered into product purchase arrangements with certain customers that include a provision that requires us to reimburse these customers for price differences on product orders that we are unable to fulfill. We are able to estimate provisions for supply failures based on the specific terms in each arrangement. We incurred failure to supply claims in fiscal year 2009 due primarily to us not manufacturing or shipping any of our drug products during the third and fourth quarters of fiscal year 2009. There were no increases to the reserve for failure to supply claims recorded in fiscal year 2010.

Liabilities for Product Returns Related to Recalls. Beginning in May 2008 through November 2008, we announced six separate voluntary recalls of certain tablet form generic products as a precaution due to the potential existence of oversized tablets. Liabilities for product returns related to recalls are based on estimated and actual customer inventory levels at the time of the recall and actual contract pricing.

Inventory Valuation. Inventories consist of finished goods held for distribution, raw materials and work in process. Our inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis. In evaluating whether inventory should be stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell existing inventory, remaining shelf life and current and expected market conditions, including levels of competition. We establish reserves, when necessary, for slow-moving, excess and obsolete inventories based upon our historical experience and management’s assessment of current product demand.

Inventories also include costs related to certain products that are pending regulatory approval. From time to time, we capitalize inventory costs associated with products prior to regulatory approval based on management’s judgment of probable future regulatory approval, commercial success and realizable value. Such judgment incorporates our knowledge and best estimate of where the product is in the regulatory review process, our required investment in the product, market conditions, competing products and our economic expectations for the product post-approval relative to the risk of manufacturing the product prior to approval. If final regulatory approval for such products is denied or delayed, we revise our estimates and judgments about the recoverability of the capitalized costs and, where required, provide reserves for such inventory in the period those estimates and judgments change.

During fiscal year 2009, we announced six separate voluntary recalls of certain tablet-form generic products as a precaution due to the potential existence of oversized tablets. Beginning in December 2008, we determined that we were not able to establish the recoverability of production related inventory costs because of uncertainties associated with the risk of additional product recalls. As a result, production and overhead costs were recognized directly into cost of sales rather than capitalized into inventory.

Intangible and Other Long-Lived Assets. Our intangible assets principally consist of product rights, license agreements and trademarks resulting from product acquisitions and legal fees and similar costs relating to the development of patents and trademarks. Intangible assets that are acquired are stated at cost, less accumulated amortization, and are amortized on a straight-line basis over their estimated useful lives, which range from nine to 20 years. We determine amortization periods for intangible assets that are acquired based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. Such factors include the product’s position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the intangible asset’s useful life and an acceleration of related amortization expense.

We assess the impairment of intangible and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following: (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and (3) significant negative industry or economic trends.

When we determine that the carrying value of an intangible or other long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we first perform an assessment of the asset’s recoverability. Recoverability is determined by comparing the carrying amount of an asset against an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset.

Stock-Based Compensation. We account for stock-based compensation expense in accordance with the applicable FASB authoritative guidance, which requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based compensation awards made to employees and directors over the vesting period of the awards. Determining the fair value of share-based awards at the grant date requires judgment to identify the appropriate valuation model and estimate the assumptions, including the expected term of the stock options and expected stock-price volatility, to be used in the calculation. Judgment is also required in estimating the percentage of share-based awards that are expected to be forfeited. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model with assumptions based primarily on historical data. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Income Taxes. Our deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. If all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if we subsequently realize deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in a positive adjustment to earnings in the period such determination is made.

We compute our annual tax rate based on the statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we earn income. Significant judgment is required in determining our annual tax rate and in evaluating tax positions. We establish reserves for uncertain tax positions if the positions are more likely than not to be sustained upon audit. We adjust these reserves in light of changing facts and circumstances, such as the settlement of a tax audit. Our annual tax rate includes the impact of reserve provisions and changes to reserves.

Management regularly evaluates our tax positions taken on tax returns that we file using information about recent court decisions and legislative activities. Many factors are considered in making these evaluations, including past history, recent interpretations of tax law, and the specific facts and circumstances of each matter. Because tax regulations are subject to interpretation and tax litigation is inherently uncertain, these evaluations can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The recorded tax liabilities are based on estimates and assumptions that have been deemed reasonable by management. However, if our estimates are not representative of actual outcomes, recorded tax liabilities could be materially impacted.

Contingencies. We are involved in various legal proceedings, some of which involve claims for substantial amounts. An estimate is made to accrue for a loss contingency relating to any of these legal proceedings if we determine it is probable that a liability was incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. Because of the subjective nature inherent in assessing the future outcome of litigation and because of the potential that an adverse outcome in legal proceedings could have a material impact on our financial condition or results of operations, such estimates are considered to be critical accounting estimates. We have reviewed and determined that at March 31, 2010, there were certain legal proceedings in which we are involved that met the conditions described above. Accordingly, we have accrued a loss contingency relating to such legal proceedings. See Note 12—“Accrued Liabilities” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.

Recently Issued Accounting Standards

Accounting Standards Adopted

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification (“ASC”). Effective with the quarter ended September 30, 2009, the ASC became the single source of all authoritative U.S. GAAP recognized by the FASB and is required to be applied to financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change U.S. GAAP and did not impact our consolidated financial statements.

In March 2007, the FASB issued guidance titled, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements” (“ASC Topic 715”). The pronouncement requires companies with collateral assignment split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods to recognize a liability for future benefits based on the substantive agreement with the employee. The provisions of the pronouncement also require an employer to recognize and measure the asset in a collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. The Company adopted the provisions of Topic 715 effective April 1, 2008. As a result of the adoption, the Company recognized a liability of $5.551 million which represented the present value of the future premium payments to be made under the existing policies. The Company also recognized a decrease in the related asset of $2.328 million based on the nature and substance of the arrangements. In accordance with the transition provisions of the pronouncement, a direct decrease of $7.879 million was recorded to retained earnings, effective April 1, 2008.

The FASB issued guidance titled, “Fair Value Measurements” (“ASC Topic 820”), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures required relative to fair value measurements. The Company adopted the provisions of ASC Topic 820 on April 1, 2009 for financial assets and liabilities, which did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued guidance titled, “Business Combinations” (“ASC Topic 805”), which provides guidance on the accounting and reporting for business combinations. The guidance is effective for fiscal years beginning after December 15, 2008 and was adopted by the Company on April 1, 2009. The guidance will be applied to business acquisitions made by the Company after the date of adoption. The adoption of this standard had no impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued guidance titled, “Noncontrolling Interests in Consolidated Financial Statements” (“ASC Topic 810”). The guidance establishes accounting and reporting standards for noncontrolling interests in subsidiaries in the financial statements of the parent. The guidance was effective for fiscal years and interim periods within the fiscal years beginning after December 15, 2008 and was adopted by the Company on April 1, 2009. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In December 2007, the FASB issued guidance titled, “Accounting for Collaborative Arrangements” (“ASC Topic 808”). The guidance defines a collaborative arrangement and establishes presentation and disclosure requirements for transactions among participants in a collaborative arrangement and between participants in the arrangement and third parties. The guidance was effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 and is to be applied retrospectively to all periods presented. It was adopted by the Company on April 1, 2009 and had no impact on the consolidated financial statements.

In April 2008, the FASB issued guidance titled, “Determination of the Useful Life of Intangible Assets” (“ASC Topics 350 and 275”) to revise the factors that an entity should consider in developing renewal or extension assumptions used in estimating the useful life of an intangible asset as well as requiring new disclosures for all intangible assets recognized after the effective date. The guidance was effective for fiscal years beginning after December 15, 2008 and applies to all recognized intangible assets after the effective date. It was adopted by the Company on April 1, 2009. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued guidance titled, “Accounting for Convertible Debt That May Be Settled in Cash upon Conversion (Including Partial Conversion)” (“ASC Topic 470”). This guidance requires issuers of convertible debt to account separately for the liability and equity components of these instruments if they have stated terms permitting cash settlement upon conversion. The guidance was effective for financial statements issued for fiscal years and interim statements within the fiscal years beginning after December 15, 2008 and was adopted by the Company on April 1, 2009. The pronouncement must be applied retrospectively to all prior periods presented. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In June 2008, the FASB issued guidance titled, “Instrument (or Embedded Feature) Indexed to an Entity’s Own Stock” (“ASC Topic 815”) which provides a two-step approach for determining whether an instrument or embedded feature is indexed to an entity’s own stock. The guidance was effective for fiscal years beginning after December 15, 2008 and was adopted on April 1, 2009. The adoption of this pronouncement had no impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued amended guidance on the accounting for transfers of financial assets. The amended guidance removes the concept of a qualifying special-purpose entity, establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This amended guidance must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company adopted this guidance effective April 1, 2010 and the adoption did not have a material impact on its consolidated financial statements.

Accounting Standards Not Yet Adopted

In October 2009, the FASB issued new accounting guidance for recognizing revenue for a multiple-deliverable revenue arrangement. The new guidance amends the existing guidance for separately accounting for individual deliverables in a revenue arrangement with multiple deliverables, and removes the criterion that an entity must use objective and reliable evidence of fair value to separately account for the deliverables. The new guidance also establishes a hierarchy for determining the value of each deliverable and establishes the relative selling price method for allocating consideration when vendor specific objective evidence or third-party evidence of value does not exist. We must adopt the new guidance prospectively for new revenue arrangements entered into or materially modified beginning in the first quarter of fiscal year 2012. Earlier adoption is permitted. We are currently evaluating the impact that the new guidance will have on our consolidated financial statements and the timing of our adoption.

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“Update 2010-06”). Update 2010-06 provides amendments to current standards to require new disclosures for transfers of assets and liabilities between Levels 1 and 2 and for activity in Level 3 fair value measurements. Furthermore, the update provides amendments to clarify that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for those measurements that fall in either Level 2 or Level 3. Update 2010-06 becomes effective for interim and annual reporting periods beginning after December 15, 2010. The Company is currently evaluating this new statement.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk stems from fluctuating interest rates associated with our investment securities and our variable rate indebtedness that is subject to interest rate changes.

On February 25, 2009, we initiated legal action against CGMI, through which we acquired the ARS we held at that time, in the District Court for the Eastern District of Missouri. On January 21, 2010, we entered into a Purchase and Release Agreement with CGMI pursuant to which CGMI agreed to purchase the ARS for an aggregate purchase price of approximately $61.7 million. We also received a two-year option (which expires on January 21, 2012) to reacquire the ARS (in whole or on a class-by-class basis) for the prices at which they were sold, as well as the right to receive further payments in the event any ARS are redeemed prior to the expiration of the option. We agreed to release CGMI from any liability or claim arising from our investment in ARS sold by CGMI, and we agreed with CGMI to take all necessary steps to dismiss with prejudice all claims asserted by us against CGMI regarding the ARS, including the legal action referred to above.

At March 31, 2011, our investment securities included $61.5 million in principal amount of ARS (see Note 6—“Investment Securities” of the Notes to the Audited Consolidated Financial Statements included in this prospectus for more information regarding the settlement agreement and the proceeds received in connection therewith). Consistent with our investment policy guidelines, the ARS held by us are AAA-rated securities with long-term nominal maturities secured by student loans which are guaranteed by the U.S. Government. Liquidity for the ARS is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at pre-determined intervals, typically between seven to 35 days. However, with the liquidity issues experienced in global credit and capital markets, the ARS experienced failed auctions beginning in February 2008 and throughout fiscal years 2009, 2010 and 2011. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. The securities for which auctions have failed continue to accrue interest at the contractual rate and continue to be auctioned every 7, 14, 28 or 35 days, as the case may be, until the auction succeeds, the issuer calls the securities, or they mature.

The annual favorable impact on our net income as a result of a 100 basis point (where 100 basis points equals 1%) increase in short-term interest rates would be approximately $0.4 million based on our average cash and cash equivalents balances during the fiscal year ended March 31, 2011, compared to an increase of $1.1 million during the fiscal year ended March 31, 2010.

In May 2003, we issued $200.0 million principal amount of 2033 Notes. The interest rate on the 2033 Notes is fixed at 2.50% and therefore not subject to interest rate changes. Beginning May 16, 2006, we became obligated to pay contingent interest at a rate equal to 0.5% per annum during any six-month period, if the average trading price of the 2033 Notes per $1,000 principal amount for the five-trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. In November 2007, the average trading price of the 2033 Notes reached the threshold for the applicable five-day trading period which resulted in the payment of contingent interest and beginning November 16, 2007 the 2033 Notes began to bear interest at a rate of 3.00% per annum. In May 2008, the average trading price of the 2033 Notes fell below the contingent interest threshold for the five-day trading period and beginning May 16, 2008 the 2033 Notes began to pay interest at a rate of 2.50% per annum. We may redeem some or all of the 2033 Notes at any time on or after May 21, 2006, at a redemption price, payable in cash, of 100% of the principal amount of the 2033 Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of redemption. Holders may require us to repurchase all or a portion of their 2033 Notes on May 16, 2013, 2018, 2023 and 2028, or upon a change in control, as defined in the indenture governing the 2033 Notes, at 100% of the principal amount of the 2033 Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of repurchase, payable in cash. Holders had the right to require us to repurchase all or a portion of their 2033 Notes on May 16, 2008 and, accordingly, we classified the 2033 Notes as a current liability as of March 31, 2008. Additionally, if an acceleration of the mortgage debt obligation were to occur as described above, and we are unable to pay it in full, an event of default could also be deemed to have occurred on the 2033 Notes. If an event of default is deemed to have occurred on the 2033 Notes, the principal amount plus any accrued and unpaid interest on the 2033 Notes could also become immediately due and payable. Since no holders required us to repurchase all or a portion of their 2033 Notes on

May 16, 2008 and because the next date holders may require us to repurchase all or a portion of their 2033 Notes is May 16, 2013, the 2033 Notes were classified as a long-term liability as of March 31, 2009. The 2033 Notes are subordinate to all of our existing and future senior obligations.

In March 2006, we entered into a $43.0 million mortgage loan secured by three of our buildings that matures in April 2021. The interest rate on this loan is fixed at 5.91% per annum (and a default rate of 10.905% per annum) and not subject to market interest rate changes.

During fiscal year 2008, we entered into two installment payment agreements related to the purchase of software products and the right to receive consulting or other services from the seller. For the two agreements, we recorded debt in the amount of $2.0 million which is paid ratably over 16 consecutive quarters. The two installment payment agreements were discounted using an imputed annual interest rate that approximated our borrowing rate for the similar debt instruments at the time of the borrowings and not subject to market interest rate changes.

DESCRIPTION OF THE BUSINESS

General Overview

We are a fully integrated specialty pharmaceutical company that develops, manufactures, acquires and markets technologically-distinguished branded and generic/non-branded prescription pharmaceutical products. Our strategic goal is to become a specialty branded pharmaceutical marketing company primarily focused in women’s healthcare. We have a broad range of dosage form manufacturing capabilities, including tablets, capsules, creams and liquids. We conduct our branded pharmaceutical operations through Ther-Rx and, previously, we conducted our generic/non-branded pharmaceutical operations through ETHEX, which focused principally on technologically-distinguished generic products prior to the cessation of its operations on March 2, 2010 and its dissolution on December 15, 2010. Through PDI, divested in June 2010, we developed, manufactured and marketed technologically advanced, value-added raw material products for the pharmaceutical industry and other markets. In May 2010, we formed a wholly-owned subsidiary, Nesher, to operate as the sales and marketing company for our generic products. The Company expects to complete a divestiture of Nesher and the Company’s generics business and assets by the end of calendar year 2011.

Our original strategy was to engage in the development of proprietary drug delivery systems and formulation technologies which enhance the effectiveness of new therapeutic agents and existing pharmaceutical products. Today we utilize one of those technologies, SITE RELEASE®, in two products expected to return to our branded portfolio in fiscal year 2012. Going forward, our business strategy will be primarily defined by the potential in-licensing and acquisition of pharmaceutical products rather than the historical strategy of the internal development of pharmaceutical products.

During fiscal year 2009, the Company announced six separate voluntary recalls of certain tablet form generic products as a precaution due to the potential existence of oversized tablets. In December 2008, the FDA began an inspection of the Company’s facilities. The Company suspended shipments of all approved tablet-form products in December 2008 and of all other drug products in January 2009. Also, in January 2009, the Company initiated a nationwide voluntary recall affecting most of its products. On March 2, 2009, the Company entered into a consent decree with the FDA regarding its drug manufacturing and distribution. The consent decree was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009. As part of the consent decree, the Company agreed not to directly or indirectly do or cause the manufacture, processing, packing, labeling, holding, introduction or delivery for introduction into interstate commerce at or from any of its facilities of any drug, until the Company has satisfied certain requirements designed to demonstrate compliance with the FDA’s cGMP regulations. The consent decree provides for a series of measures that, when satisfied, will permit the Company to resume the manufacture and distribution of approved drug products. The Company has also agreed not to distribute its products that are not FDA approved, including its prenatal vitamins and hematinic products, unless it obtains FDA approval for such products through the FDA’s NDA and ANDA processes. These actions and the requirements under the consent decree have had, and are expected to continue to have, a material adverse effect on the Company’s liquidity position and its results of operations. We resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010, resumed shipments of the generic version Potassium Chloride Extended Release Capsule in December 2010 and we began shipping Makena™ in March 2011. We are continuing to prepare other products for FDA inspection although we do not expect to resume shipping other products until fiscal year 2012, at the earliest.

In July 2010, our Board of Directors directed management to explore strategic alternatives with respect to Nesher and the assets and operations of our generic products business, which could include their sale. We have retained Jefferies to advise us with this strategy. In the fourth quarter of fiscal year 2011, management committed to a plan to exit the generics business. In the meantime, we will continue to prepare products for FDA inspection and continue to anticipate the reintroduction of approved products into the market.

Significant Recent Developments

Changes in Management and Directors

At the Annual Meeting of Stockholders for fiscal year 2009 held on June 10, 2010 (the “Annual Meeting”), the stockholders elected Gregory Bentley, Mark A. Dow, Terry B. Hatfield, David S. Hermelin, Marc S. Hermelin, Joseph D. Lehrer and John Sampson to serve as directors with terms expiring at the Annual Meeting of Stockholders for fiscal year 2010. Former members of the Board Jean M. Bellin, Kevin S. Carlie, Jonathon E. Killmer and Norman D. Schellenger were not re-elected.

On June 14, 2010, Stephen A. Stamp resigned, effective immediately, from his position as Chief Financial Officer of our Company. Thomas S. McHugh was appointed Chief Financial Officer and Treasurer effective July 15, 2010. Prior to this appointment, Mr. McHugh served as Chief Accounting Officer and Vice President of Finance—Corporate Controller.

On June 15, 2010, each of Mr. Hatfield and Mr. Sampson resigned as members of the Board, effective as of the earlier of July 7, 2010 or the date a replacement was appointed. Mr. Hatfield served as the Chairman of the Board and Mr. Sampson served on the Audit Committee. Each of Mr. Hatfield and Mr. Sampson indicated that he was resigning because of serious concerns regarding the ability of the newly-constituted Board and senior management to provide the required independent oversight of the business during the current critical period in its history.

On June 17, 2010, the Board appointed Ana I. Stancic as a director to fill the vacancy created by the resignation of Mr. Hatfield. As noted above, Mr. Hatfield’s resignation became effective upon the appointment of Ms. Stancic.

On July 7, 2010, the Board appointed David Sidransky, M.D. as a director to fill the vacancy created by the resignation of Mr. Sampson. As noted above, Mr. Sampson’s resignation became effective upon the appointment of Dr. Sidransky.

On July 29, 2010, the Board increased the total number of Board members to eight (but returning automatically to seven members upon any current director leaving the Board) and appointed Robert E. Baldini as a director to fill the newly-created position.

At a Board meeting held subsequent to the Annual Meeting on June 10, 2010, the Board terminated the employment of David A. Van Vliet, who then served as Interim President and Interim Chief Executive Officer, effective at the end of the 30-day notice period provided for in his employment agreement, during which period he was placed on administrative leave.

Also at that meeting, the Board appointed Gregory J. Divis, Jr. as the Interim President and Interim Chief Executive Officer of our Company. Mr. Divis was subsequently appointed as our permanent President and Chief Executive Officer on November 17, 2010. The other terms of Mr. Divis’ employment were not changed by this appointment.

On November 10, 2010, Marc S. Hermelin voluntarily resigned as a member of the Board. We had been advised that HHS OIG notified Mr. M. Hermelin that he would be excluded from participating in federal healthcare programs effective November 18, 2010. In an effort to avoid adverse consequences to our Company, including a potential discretionary exclusion of our Company from participation in federal healthcare programs, and to enable our Company to secure our expanded financial agreement, as more fully described in Note 12—“Long-Term Debt” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, with U.S. Healthcare, the Company, HHS OIG, Mr. M. Hermelin and his wife (solely with respect to her obligations thereunder, including as joint owner with Mr. M. Hermelin of certain shares of Company stock) entered into the Settlement Agreement under which Mr. M. Hermelin also resigned as trustee of all family trusts that hold KV stock, agreed to divest his personal ownership interests in our Company’s Class A Common and Class B Common Stock (approximately 1.8 million shares, including shares held jointly with his wife) over an agreed upon period of time in accordance with a divestiture plan and schedule approved by HHS OIG, and agreed to refrain from voting stock under his personal control. In order to implement such agreement, Mr. M. Hermelin and his wife granted to an independent third party immediate irrevocable proxies and powers of attorney to divest their personal stock interests in the Company if Mr. M. Hermelin does not timely do so. The Settlement Agreement also required Mr. M. Hermelin to agree, for the duration of his exclusion, not to seek to influence or be involved with, in any manner, the governance, management, or operations of our Company.

As long as the parties comply with the Settlement Agreement, HHS OIG has agreed not to exercise its discretionary authority to exclude our Company from participation in federal health care programs, thereby allowing our Company and our subsidiaries (with the single exception of ETHEX, which is being dissolved pursuant to the Divestiture Agreement with HHS OIG) to continue to conduct business through all federal and state healthcare programs.

As a result of Mr. M. Hermelin’s resignation and the two agreements with HHS OIG, we believe we have resolved our remaining issues with respect to HHS OIG and are positioned to continue to participate in Federal healthcare programs now and in the future.

Discontinuation of Manufacturing and Distribution; Product Recalls; and the FDA Consent Decree

In May 2008, we received two reports of an oversized morphine sulfate extended-release tablet in commercial distribution. We conducted an investigation into the possible causes of any such oversized tablets and the likelihood that additional lots of morphine sulfate extended-release tablets or other products might contain oversized tablets. We instituted changes in our manufacturing processes to address the identified causes and intended to prevent any oversized tablets from entering commercial distribution. In addition, in June 2008, ETHEX initiated voluntary recalls of morphine sulfate 30-mg and 60-mg extended-release tablets. In July 2008, a voluntary recall was initiated in Canada by the seller of specific lots of morphine sulfate 60-mg, 30-mg and 15-mg extended-release tablets that we manufactured. On October 15, 2008, ETHEX commenced a voluntary recall of three specific lots of dextroamphetamine sulfate 5-mg tablets as a precaution due to the possible presence of oversized tablets. On November 7, 2008, ETHEX announced a voluntary recall to the consumer level of multiple lots of five generic products of varying strengths as a precaution due to the potential presence of oversized tablets. These products included: propafenone HCl tablets, isosorbide mononitrate extended-release tablets, morphine sulfate extended-release tablets, morphine sulfate immediate release tablets, and dextroamphetamine sulfate tablets. On November 10, 2008, ETHEX initiated a voluntary recall to the retail level as a precaution due to the possible presence of oversized tablets. This recall affected multiple lots of 18 generic/non-branded products.

On December 15, 2008, the FDA began an inspection of our facilities.

On December 19, 2008, we voluntarily suspended all shipments of our FDA approved drug products in tablet form and commenced a voluntary nationwide single production lot recall of one of our pain management drugs. The 14 products of varying strengths affected by the suspension included metoprolol succinate extended-release tablets (metoprolol), oxycodone HCl tablets and potassium chloride 20 mEq extended-release tablets.

Effective January 22, 2009, we voluntarily suspended the manufacturing and shipment of the remainder of our products, except for three products we distribute but do not manufacture and which do not generate a significant amount of revenue.

On January 28, 2009, we initiated a nationwide voluntary recall of products manufactured or packaged at KV facilities, affecting most of our products. The recall was subsequently expanded on February 3, 2009. This recall affected multiple lots of over 150 branded and generic/non-branded products.

On February 2, 2009, the FDA issued inspectional observations set forth on a “Form 483 Report.”

On March 2, 2009, we entered into a consent decree with the FDA regarding our drug manufacturing and distribution. The consent decree was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009 and continues for a period of six years following satisfaction of certain obligations contained in the consent decree after which we may petition the Court for relief from the consent decree. As part of the consent decree, we have agreed not to directly or indirectly do or cause the manufacture, processing, packing, labeling, holding, introduction or delivery for introduction into interstate commerce at or from any of our facilities of any drug, until we have satisfied certain requirements designed to demonstrate compliance with the FDA’s cGMP regulations. The consent decree provides for a series of measures that, when satisfied, will permit us to resume the manufacture and distribution of approved drug products. We have also agreed not to distribute our products that are not FDA approved, including our prenatal vitamins and hematinic products, unless we obtain FDA approval for such products through the FDA’s ANDA or NDA processes.

On March 16, 2009, in response to the consent decree requirements, we initiated the disposal of our existing affected inventory of products, which was completed within the required timeframe.

As part of such measures set forth in the consent decree, we were required to provide, and have provided, to the FDA a work plan (the “Work Plan”) for approval, which sets forth the steps we have taken and will subsequently take to address previously identified deficiencies in our compliance with cGMP regulations.

On July 27, 2009, a representative of the Compliance Branch of the FDA’s Kansas City District, acting in conjunction with the Office of Compliance of the FDA’s Center for Drug Evaluation and Research (“CDER”), notified us by electronic mail that the FDA had completed its review of the Work Plan. Subject to the addition of certain changes, to which we agreed and incorporated into the Work Plan, the FDA accepted the Work Plan. While acceptance of the Work Plan was pending, we, with the knowledge of the FDA, had already begun implementing certain measures set forth in the Work Plan. The final Work Plan, with all requested changes, was submitted to the FDA on August 13, 2009 and accepted by the FDA.

The consent decree further provides that, before resuming manufacturing, we were required to retain and have an independent cGMP expert undertake a review of our facilities and operations and certify compliance with cGMP regulations. Following that certification, the FDA would make a determination as to whether we are in compliance. On January 13, 2010, our independent cGMP expert, Lachman, notified the FDA that Lachman had performed a comprehensive inspection and that our facilities and controls are in compliance with cGMP and the consent decree, but advised us to enact further enhancements to certain aspects of our cGMP systems. In accordance with the advice from Lachman, we continued to enhance our cGMP systems, and Lachman subsequently reinspected our cGMP systems and on April 26, 2010 certified our compliance with all cGMP systems requirements.

The next step in the process for resumption of product shipment was for Lachman to certify individual products manufactured under the newly certified cGMP systems. We completed the manufacture of validation batches of the first product, which were successfully completed through Lachman review on July 27, 2010.

Lachman certified the manufacture of the product on July 27, 2010, and the FDA subsequently conducted its own inspection during the week of August 16, 2010 of our facilities, systems and processes as outlined in the consent decree and found no adverse findings. The Company received notification from the FDA on September 8, 2010 of approval to ship into the marketplace the first product approved under the consent decree, i.e., the Potassium Chloride Extended Release Capsule. We resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010. We have continued to sell Evamist®, manufactured for us by a third party manufacturer, during the duration of the consent decree. We resumed shipments of the generic version Potassium Chloride Extended Release Capsule in December 2010 and we began shipping Makena™ in March 2011.

Even after a successful FDA inspection, we anticipate that additional data will need to be generated and submitted to the FDA with respect to certain of our other approved products before we can return them to the market, which may involve performing additional work with regard to product and formulation development. Similarly, the FDA has also informed us that, with respect to certain of our products that are subject to ANDAs or supplemented ANDAs we had submitted before entering into the consent decree, we will need to develop and/or submit additional data before those applications can be considered for approval.

The steps taken by us in connection with the nationwide recall and suspension of shipment of all products manufactured by us and the requirements under the consent decree have had, and are expected to continue to have, a material adverse effect on our results of operations. We do not expect to generate any significant revenues from products that we manufacture until we can resume shipping certain or many of our approved products. In the meantime, we must meet ongoing operating costs related to our employees, facilities and FDA compliance, as well as costs related to the steps we are currently taking to prepare for introducing or reintroducing our products to the market. If we are not able to obtain the FDA’s clearance to resume manufacturing and distribution of more of our approved products in a timely manner and at a reasonable cost, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected.

Plea Agreement with the U.S. Department of Justice

As described in Note 1—“Description of Business—Plea Agreement with the U.S. Department of Justice” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, we, at the direction of a special committee of the Board of Directors that was in place prior to June 10, 2010, responded to requests for information from the Office of the United States Attorney for the Eastern District of Missouri and FDA representatives working with that office. In connection therewith, on February 25, 2010, the Board, at the recommendation of the special committee, approved entering into a plea agreement with the Department of Justice.

The plea agreement was executed by the parties and was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 2, 2010. Pursuant to the terms of the plea agreement, ETHEX pleaded guilty to two felony counts, each stemming from the failure to make and submit a field alert report to the FDA in September 2008 regarding the discovery of certain undistributed tablets that failed to meet product specifications. Sentencing pursuant to the plea agreement also took place on March 2, 2010.

Pursuant to the plea agreement, ETHEX agreed to pay a criminal fine in the amount of $23.4 million in four installments. The first installment, in the amount of $2.3 million, was due and paid within 10 days of sentencing. Under the original payment schedule, the second and third installments, each in the amount of $5.9 million, were due on December 15, 2010 and July 11, 2011, respectively. The fourth and final installment, in the amount of $9.4 million, was due on July 11, 2012. On November 15, 2010, upon the motion of the Department of Justice, the court vacated the previous fine installment schedule and imposed a new fine installment schedule using the standard federal judgment rate of 0.22%, payable as follows:

Payment Amount	Interest Amount	Payment Due Date
$1,000,000	$—	December 15, 2010
1,000,000	1,097	June 15, 2011
1,000,000	2,200	December 15, 2011
2,000,000	6,606	June 15, 2012
4,000,000	17,624	December 15, 2012
5,000,000	27,515	June 15, 2013
7,093,644	46,861	December 15, 2013

ETHEX also agreed to pay, within 10 days of sentencing, restitution to the Medicare and the Medicaid programs in the amounts of $1.8 million and $0.6 million, respectively. In addition to the fine and restitution, ETHEX agreed not to contest an administrative forfeiture in the amount of $1.8 million, which was payable and paid within 45 days after sentencing and which satisfied any and all forfeiture obligations ETHEX may have as a result of the guilty plea. In total, ETHEX agreed to pay fines, restitution and forfeiture in the aggregate amount of $27.6 million.

In exchange for the voluntary guilty plea, the Department of Justice agreed that no further federal prosecution will be brought in the Eastern District of Missouri against ETHEX, KV and Ther-Rx regarding allegations of the misbranding and adulteration of any oversized tablets of drugs manufactured by us, and the failure to file required reports regarding these drugs and patients’ use of these drugs with the FDA, during the period commencing on January 1, 2008 through December 31, 2008.

Agreements with HHS OIG

In connection with the guilty plea described above by ETHEX, ETHEX was expected to be excluded from participation in federal healthcare programs, including Medicare and Medicaid. In addition, as a result of the guilty plea by ETHEX, HHS OIG had discretionary authority to also exclude KV from participation in federal healthcare programs. However, we are in receipt of correspondence from HHS OIG that, absent any transfer of assets or operations that would trigger successor liability, HHS OIG has no present intent to exercise its discretionary authority to exclude the Company as a result of the guilty plea by ETHEX.

In connection with the anticipated exclusion of ETHEX from participation in federal healthcare programs, we ceased the operations of ETHEX on March 2, 2010. However, we have retained the ability to manufacture, market and distribute (once the requirements under the consent decree have been met) all generic products and are in possession of all intellectual property related to generic products, including all NDAs and ANDAs pertaining to our brand and generic drug products. We currently do not anticipate that the voluntary guilty plea by ETHEX will have a material adverse effect on our efforts to comply with the requirements pursuant to the consent decree and to resume production and shipments of our approved products.

On November 15, 2010, we entered into the Divestiture Agreement with HHS OIG under which we agreed to sell the assets and operations of ETHEX to unrelated third parties by April 28, 2011 and to file articles of dissolution with respect to ETHEX under Missouri law by that date. We filed articles of dissolution for ETHEX on December 15, 2010. Following such filing, under the Divestiture Agreement, ETHEX may not engage in any new business other than for winding up its operations and will engage in a process provided under Missouri law to identify and resolve its liabilities over at least a two-year period. Under the terms of the agreement, HHS OIG agreed not to exclude ETHEX from federal healthcare programs until April 28, 2011 and, upon completion of the sale of the ETHEX assets and of the filing of the articles of dissolution of ETHEX, the agreement will terminate. Civil monetary penalties and exclusion of ETHEX may occur if we fail to meet our April 28, 2011 deadline. The sales of ETHEX’s assets (other than certain fixtures as to which HHS OIG has consented to non-divestiture) were completed prior to the April 28, 2011 deadline and ETHEX no longer has any material ongoing assets or operations other than those required to conclude the winding up process under Missouri law. We have also received a letter from HHS OIG advising us further that assuming that we have complied with all agreements deemed necessary by HHS OIG, HHS OIG would not exclude ETHEX thereafter. On April 1, 2011, we requested confirmation from HHS OIG that the steps and actions described in our reports to HHS OIG constituted full compliance with the duties KV and ETHEX were to complete by April 28, 2011 under the Divestiture Agreement, such that they are not at risk for stipulated penalties or exclusion after that date. On April 8, 2011, we received a letter from HHS OIG stating that, at this time, based upon the information provided to HHS OIG in our monthly submissions, HHS OIG has no concerns regarding the actions taken by KV and ETHEX pursuant to the Divestiture Agreement.

Hologic Agreement

On January 16, 2008, the Company entered into the Original Makena™ Agreement with Hologic. On January 8, 2010, the Company and Hologic entered into Amendment No. 1 to the Original Makena™ Agreement, which, among other things, included a $70 million cash payment for the exclusive rights to Makena™, which was recorded as purchased in-process research and development expense on the statement of operations for the year ended March 31, 2010. On February 4, 2011, the Company entered into Amendment No. 2 to the Original Makena™ Agreement. The amendments set forth in Amendment No. 2 reduced the payment to be made on the Transfer Date to $12.5 million and revised the schedule for making the remaining payments of $107.5 million. Under these revised payment provisions, after the $12.5 million payment on the Transfer Date and a subsequent $12.5 million payment 12 months after the Approval Date, the Company has the right to elect between the two alternate payment schedules for the remaining payments, with royalties of 5% of the net sales of Makena™ payable for certain periods and under different circumstances, depending on when the Company elects to make the remaining payments. The Company may make any of the payments on or before their due dates, and the date on which the Company makes the final payment contemplated by the selected payment schedule will be the final payment date, after which royalties, if any, will cease to accrue.

Under the revised payment provisions set forth in Amendment No. 2, after the $12.5 million payment on the Transfer Date and a subsequent $12.5 million payment twelve months after the Approval Date, the Company has the right to elect between the following two alternate payment schedules for the remaining payments:

Payment Schedule 1:

•

A $45 million payment 18 months after the Approval Date, plus a royalty equal to 5% of net sales of Makena™ made during the period from 12 months after the Approval Date to the date the $45 million payment is made;

•	A $20 million payment 21 months after the Approval Date;

•	A $20 million payment 24 months after the Approval Date; and

•	A $10 million payment 27 months after the Approval Date.

The royalties will continue to be calculated subsequent to the $45 million milestone payment but do not have to be paid as long as the Company makes subsequent milestone payments when due.

Payment Schedule 2:

•

A $7.308 million payment 18 months after the Approval Date, plus a royalty equal to 5% of net sales of Makena™ made during the period from 12 months after the Approval Date to 18 months after the Approval Date;

•	A $7.308 million payment for each of the succeeding twelve months;

•	A royalty payable 24 months following the Approval Date equal to 5% of net sales of Makena™ made during the period from 18 months after the Approval Date to 24 months after the Approval Date; and

•	A royalty payable 30 months following the Approval Date equal to 5% of net sales of Makena™ made during the period from 24 months after the Approval Date to 30 months after the Approval Date.

Notwithstanding anything to the contrary in Amendment No. 2, however, the Company may make any of the foregoing payments on or before their due dates, and the date on which the Company makes the final payment contemplated by the selected payment schedule will be the final payment date, after which no royalties will accrue.

Moreover, if the Company elects Payment Schedule 1 and thereafter elects to pay the $45 million payment earlier than the 18-month deadline, the royalties beginning after 12 months will cease to accrue on the date of the early payment. Additionally, the subsequent payments will be paid in three month intervals following the $45 million payment date.

Lastly, if the Company elects Payment Schedule 1 and thereafter does not make any of the milestone payments when due, Amendment No. 2 provides that no payment default will be deemed to occur, provided the Company timely pays the required royalties accruing in the quarter during which the milestone payment has become due but is not paid.

Pursuant to the Indenture governing the 2015 Notes, the Company agreed to make the $45 million payment under Payment Schedule 1 twelve months after the Approval Date and agreed to certain other restrictions on its ability to amend the payment schedules.

Makena™

On February 3, 2011, the Company was informed by Hologic that the FDA granted approval for Makena™, and we started shipping product in March 2011.

FDA Inspections of KV

In February 2011, the FDA conducted an inspection with respect to the Company’s Clindesse® product and issued a Form 483 Report with certain observations. On February 28, 2011, the Company filed its responses with the FDA with respect to such observations.

In March 2011, the FDA conducted an inspection with respect to adverse events. The inspection was completed without any observations being issued by the FDA.

Workforce Reduction and Cost Conservation Actions

On March 30, 2010, we committed to a plan to reduce our employee workforce from 682 to 394 employees. On March 31, 2010, we implemented the plan. On February 25, 2011, the Company further reduced its workforce by 11 and laid off an additional 41 employees. On March 31, 2011, the size of our workforce was approximately 300 employees. The reduction in our workforce is a part of our efforts to conserve our cash and financial resources while we continue working with the FDA to return approved products to market.

On September 13, 2010, we implemented a mandatory salary reduction program for all exempt personnel, ranging from 15% to 25% of base salary, in order to conserve our cash and financial resources. In March 2011, the salaries of exempt personnel were reinstated.

Financing; Private Placement of Class A Common Stock; Private Placement of Notes

U.S. Healthcare Loan

On September 13, 2010, the Company entered into a loan agreement with U.S. Healthcare for a $20 million loan secured by assets of the Company (the “Loan”). The Loan agreement included a period of exclusivity through September 28, 2010 to negotiate an expanded, longer-term financial arrangement among the Company and U.S. Healthcare.

On November 17, 2010, the Company entered into an agreement with U.S. Healthcare for a senior secured debt financing package of up to $120 million consisting of (1) the Bridge Loan that retired the $20 million Loan previously provided by U.S. Healthcare on September 13, 2010, and that was provided for general corporate and working capital purposes and (2) a commitment to provide the Multi-Draw Loan up to an aggregate principal amount of $120 million with such additional draws dependent on the achievement by the Company of various conditions as outlined in the related agreement. The Company wrote-off approximately $1.9 million of deferred financing costs related to the retirement of the $20 million as required by accounting for debt extinguishments in the quarter ended December 31, 2010.

Under the terms of the Bridge Loan agreement, the Company paid interest at an annual rate of 16.5% (5% of which was payable in kind) with a maturity date in March 2013. The Company furnished as collateral substantially all assets of the Company to secure the loan. The Bridge Loan was guaranteed by certain of the Company’s domestic subsidiaries and the guarantors furnished as collateral substantially all of their assets to secure the guarantee obligations. In addition, the Company issued the Initial Warrants to U.S. Healthcare granting them rights to purchase up to 12.588 million shares of the Company’s Class A Common Stock. The Initial Warrants have an exercise price of $1.62 per share, subject to possible standard anti-dilutive adjustment. These Initial Warrants were valued at $24 million using a Black-Scholes option pricing model utilizing the following assumptions: risk free rate of 1.5%; expected volatility of 99.0%; expected dividend of $0; and expected life of five years.

In recording the Bridge Loan transaction, the Company allocated the proportionate share of the Initial Warrants, at their fair value, to the value of the proceeds of the Loan as a discount to the Loan. As a result of the proceeds from the Bridge Loan extinguishing the Loan, the fair value of the Initial Warrants of $8.0 million allocated to the Loan were recorded as a discount to the Loan and expensed as required by accounting for debt extinguishments in the quarter ended December 31, 2010.

In recording the Initial Warrants and debt associated with the Bridge Loan, the Company allocated, at their relative fair value, their proportionate share of the Initial Warrants and relative fair value of the Bridge Loan, less the amount allocated to the Loan as previously described. In November, the Company recorded $11.4 million as the relative fair value of the Initial Warrants associated with the Multi-Draw Term Loan as a discount to the Bridge Loan. The discount is being amortized using the effective interest method to interest expense based upon the maturity date of the Bridge Loan. In March 2011, the Company retired the Bridge Loan as further described in this prospectus and expensed the remaining debt discount.

The $120 million Multi-Draw Term Loan consisted of three tranches that would have been available to the Company following the achievement of certain conditions. The first tranche of $80 million would have been available upon the approval of Makena™ and would have been used to repay the Bridge Loan of $60 million, make a milestone payment to Hologic, and provide funds for general corporate and working capital purposes. The second tranche of $20 million would have been available to the Company upon achieving at least one of certain performance thresholds including either, (1) certain metrics associated with Evamist®, or (2) receiving FDA approval for the manufacture and distribution of Clindesse® and Gynazole-1®. The proceeds of the second tranche would have been used for general corporate and working capital purposes. The third tranche of $20 million would have been available to the Company upon evidencing its ability, to the satisfaction of U.S. Healthcare, to meet certain liquidity thresholds necessary to satisfy future obligations, including a future milestone payment to Hologic that is due to be paid one year following FDA approval of Makena™. The proceeds from the third tranche would have been used for general corporate and working capital purposes.

The Company and U.S. Healthcare amended the financing arrangements on January 6, 2011 and again on March 2, 2011. Pursuant to the amendments, the Company and U.S. Healthcare amended the Bridge Loan terms and covenants to reflect the Company’s then current projections and timing of certain anticipated future events, including the planned disposition of certain assets.

The amendments extended the $60 million payment that was due on March 20, 2011 to three payments of $20 million each with the first payment due (and paid on February 18, 2011) upon closing and funding the private placement of Class A Common Stock, $20 million due in April 2011 and $20 million due in August 2011. In addition, all past covenant issues were waived. As a result of the amendments, the Company would not have been required to sell its generics business by March 20, 2011, but would have been required to cause such sale by August 31, 2011. In addition, the applicable premium (a make-whole payment of interest with respect to payments on the loans prior to maturity) was amended to provide that if the Bridge Loan was repaid in full as a result of a refinancing transaction provided other than by U.S. Healthcare, as has occurred on March 17, 2011 with the issuance of the 2015 Notes, a premium was paid to U.S. Healthcare equal to $12.5 million, of which $7.2 million has already been paid in connection with the private placement. In addition, on March 17, 2011, an amount of $7.5 million was placed in escrow and will be released to the Company or to U.S. Healthcare on August 31, 2011 or September 30, 2011, as the case may be, depending on the status of the Company’s registration process with the SEC by such dates and the Company’s stock price meeting certain specified levels as of the applicable date. In connection with the amendments and certain waivers granted by U.S. Healthcare, the Company issued additional warrants to U.S. Healthcare to purchase up to 7.451 million shares of the Company’s Class A Common Stock, at an exercise price of $1.62 per share, and amended and restated the Initial Warrants. The Company is in the process of valuing the additional warrants (we refer to the additional warrants and the Initial Warrants collectively as the “Warrants”).

The Warrants expire November 17, 2015, but may be extended by up to two additional years if the holders become subject to certain percentage ownership limitations that prevent their exercise in full at the time of their stated expiration. The Company may require that the holders exercise the Warrants before their expiration if the average of the closing prices of the Class A Common Stock for at least 30 consecutive trading days exceeds $15.00, the closing prices of the Class A Common Stock have exceeded $15.00 for 10 consecutive trading days, the shares issuable upon exercise may be resold under an effective registration statement or the resale is exempt from registration and the shares are listed on the NYSE or the National Association of Securities Dealers Automated Quotation. The Warrants also contain certain anti-dilution provisions included at the request of U. S. Healthcare, pursuant to which the number of shares subject to the Warrants may be increased and the exercise price may be decreased. These anti-dilution provisions are triggered upon certain sales of securities by the Company and certain other events. The Warrants do not contain any preemptive rights. The Warrants also contain certain restrictions on the ability to exercise the Warrants in the event that such exercise would result in the holder of the Warrants owning greater than 4.99% of the shares of the Company’s outstanding Class A Common Stock after giving effect to the exercise.

The Warrants are exercisable solely on a cashless exercise basis under which in lieu of paying the exercise price in cash, the holders will be deemed to have surrendered a number of shares of Class A Common Stock with market value equal to the exercise price and will be entitled to receive a net amount of shares of Class A Common Stock after reduction for the shares deemed surrendered. In connection with the issuance of the Warrants, the Company agreed to register up to 20,038,410 shares of our Class A Common Stock issuable upon the exercise of the Warrants.

The Multi-Draw Term Loan, as amended, provided for a total commitment of $118 million. If entered into, the Multi-Draw Term Loan, as amended, would have refinanced the Bridge Loan in full and would have provided $70 million of additional financing consisting of (i) a $30 million tranche B-2 term loan and (ii) a $40 million tranche B-3 term loan. The withdrawal schedule under the Multi-Draw Term Loan was revised to allow for release of funds from controlled accounts on the closing date sufficient to repay the Bridge Loan and future draws against the Multi-Draw Term Loan, subject to achievement of certain Makena™ related milestones, of $15 million in March 2011, $15 million in May 2011 and $10 million in each of July, August, September and October 2011. The commitment letter for the Multi-Draw Term Loan would have expired on March 31, 2011.

On February 7, 2011, the Company repaid a portion of the Bridge Loan with proceeds from a private placement of Class A Common Stock, described below, and on March 17, 2011, the Company repaid in full the remaining obligations under the Bridge Loan (including the payment of related premiums) with a portion of the proceeds of the offering of the 2015 Notes, described below (and terminated the related future loan commitments).

Private Placement of Class A Common Stock

On February 14, 2011, the Company announced that it entered into a definitive agreement with a group of institutional investors to raise approximately $32.3 million of gross proceeds from a private placement of 9.95 million shares of its Class A Common Stock at $3.25 per share. The transaction closed on February 17, 2011. The Company used $20 million of the proceeds from the financing to repay certain outstanding amounts and other outstanding obligations under its credit agreement with U.S. Healthcare. The remaining amount is being used for the launch of Makena™, payment of expenses associated with the private placement and general corporate purposes.

The Company will be required to pay certain cash amounts as liquidity damages of 1.5% of the aggregate purchase price of the shares that are registrable securities per month if it does not meet certain obligations under the agreement with respect to the registration of shares.

Private Placement of the 2015 Notes

On March 17, 2011, the Company completed the 2015 Notes Offering of $225 million aggregate principal amount of 2015 Notes.

The 2015 Notes bear interest at an annual rate of 12% per year, payable semiannually in arrears on March 15 and September 15 of each year, commencing September 15, 2011. The 2015 Notes will mature March 15, 2015. At any time prior to March 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 2015 Notes at a redemption price of 112% of the principal amount of the 2015 Notes, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more equity offerings. At any time prior to March 15, 2013, the Company may redeem all or part of the 2015 Notes at a redemption price equal to (1) the sum of the present value, discounted to the redemption date, of (i) a cash payment to be made on March 15, 2013 of 109% of the principal amount of the 2015 Notes, and (ii) each interest payment that is scheduled to be made on or after the redemption date and on or before March 15, 2013, plus (2) accrued and unpaid interest to the redemption date. At any time after March 15, 2013 and before March 15, 2014, the Company may redeem all or any portion of the 2015 Notes at a redemption price of 109% of the principal amount of the 2015 Notes, plus accrued and unpaid interest to the redemption date. At any time after March 15, 2014, the Company may redeem all or any portion of the 2015 Notes at a redemption price of 100% of the principal amount of the 2015 Notes, plus accrued and unpaid interest to the redemption date. The 2015 Notes are secured by the assets of the Company and certain assets of its subsidiaries.

After an original issue discount of 3%, the Company received proceeds of $218.3 million which were used to fund a first-year interest reserve totaling $27 million, repay all existing obligations to U.S. Healthcare totaling approximately $61.1 million and pay fees and expenses associated with the 2015 Notes Offering of approximately $10 million. In connection with these payments, the Company also terminated all future loan commitments with U.S. Healthcare. The remaining proceeds, totaling approximately $120 million will be used for general corporate purposes, including the launch of Makena™.

The 2015 Notes were offered only to accredited investors pursuant to Regulation D under the Securities Act of 1933, as amended.

Ability to Continue as a Going Concern

There is substantial doubt about our ability to continue as a going concern. Our Unaudited Interim Consolidated Financial Statements included in this prospectus are prepared using accounting principles generally accepted in the United States applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The historical consolidated financial statements included in this prospectus do not include any adjustments that might be necessary if we are unable to continue as a going concern. The report of our independent registered public accountants BDO USA, LLP, included in this prospectus, includes an explanatory paragraph related to our ability to continue as a going concern.

The assessment of our ability to continue as a going concern was made by management considering, among other factors: (i) the timing and number of approved products that will be reintroduced to the market and the related costs; (ii) the suspension of shipment of all products manufactured by us and the requirements under the consent decree with the FDA; (iii) the possibility that we may need to obtain additional capital despite the senior loan we were able to obtain in March 2011 (see Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements in this prospectus) and the equity we were able to issue in February

2011; (iv) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus; and (v) our ability to comply with debt covenants. Our assessment was further affected by our fiscal year 2010 net loss of $283.6 million, our nine month ended December 31, 2010 net loss of $115.8 million and the outstanding balance of cash and cash equivalents of $31.7 million and $60.7 million as of December 31, 2010 and March 31, 2010, respectively. For periods subsequent to December 31, 2010, we expect losses to continue because we are unable to generate any significant revenues from more of our own manufactured products until we are able to resume shipping more of our approved products and, with respect to products manufactured by third parties for us, until after we are able to generate significant sales of Makena™ which was approved by the FDA in February 2011. We received notification from the FDA on September 8, 2010 of approval to ship into the marketplace the first product approved under the consent decree, i.e., the Potassium Chloride Extended Release Capsule. We resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010, resumed shipments of the generic version Potassium Chloride Extended Release Capsule in December 2010 and we began shipping Makena™ in March 2011. We have continued to ship Evamist®, which is manufactured for the Company by a third party, during the period covered by the consent decree. We are continuing to prepare other products for FDA inspection and do not expect to resume shipping other products until fiscal year 2012, at the earliest. In addition, we must meet ongoing operating costs as well as costs related to the steps we are currently taking to introduce Makena™, and prepare for introducing and reintroducing other approved products to the market. If we are not able to obtain the FDA’s clearance to resume manufacturing and distribution of more of our approved products in a timely manner and at a reasonable cost, or if revenues from the sale of approved products introduced or reintroduced into the market place prove to be insufficient, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected. These conditions raise substantial doubt about our ability to continue as a going concern.

Based on current financial projections, we believe the continuation of our Company as a going concern is primarily dependent on our ability to address, among other factors: (i) the successful launch and product sales of Makena™, which was approved by the FDA in February 2011; (ii) the timing, number and revenue generation of approved products that will be introduced or reintroduced to the market and the related costs; (iii) the suspension of shipment of all products manufactured by us and the requirements under the consent decree with the FDA (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter discussed above); (iv) the possibility that we will need to obtain additional capital. See Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for an update; (v) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus; and (vi) compliance with our debt covenants. While we address these matters, we must continue to meet expected near-term obligations, including normal course operating cash requirements and costs associated with introducing or reintroducing approved products to the market (such as costs related to our employees, facilities and FDA compliance), remaining payments associated with the acquisition and retention of the rights to Makena™ (see Note 5—“Acquisitions” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus), the financial obligations pursuant to the plea agreement, costs associated with our legal counsel and consultant fees, as well as the significant costs, such as legal and consulting fees, associated with the steps taken by us in connection with the consent decree and the litigation and governmental inquiries. If we are not able to obtain the FDA’s clearance to resume manufacturing and distribution of certain or many of our approved products in a timely manner and at a reasonable cost and/or if we are unable to successfully launch and commercialize Makena™, and/or if we experience adverse outcomes with respect to any of the governmental inquiries or litigation described in Note 16—“Commitments and Contingencies” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected. See “Risk Factors” included in this prospectus regarding additional risks we face with respect to these matters.

In the near term, we are focused on performing the following: (i) the commercial launch of Makena™; (ii) meeting the requirements of the consent decree, which will allow our approved products to be reintroduced to the market (other than the Potassium Chloride Extended Release Capsule product, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter previously discussed); (iii) the divestiture of Nesher; and (iv) pursuing various means to minimize operating costs and increase cash. Since December 31, 2010, the Company has generated non-recurring cash proceeds to support its on-going operating and compliance requirements from a $32 million private placement of Class A Common Stock in

February 2011 and a private placement of $225 million of senior secured debt (see Note 18—“Subsequent Events” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus) in March 2011 (a portion of which was used to repay all existing obligations under the agreement with U.S. Healthcare) (see Note 12—“Long-Term Debt” of the Notes to the Unaudited Interim Consolidated Financial Statements included in this prospectus for description of the U.S. Healthcare loan). While the cash proceeds received to date were sufficient to meet near-term cash requirements, we are pursuing ongoing efforts to increase cash, including, the continued implementation of cost savings, the divestiture of Nesher and the assets and operations of our generic products business and other assets and the return of certain additional approved products to market in a timely manner. We cannot provide assurance that we will be able to realize additional cost reductions from reducing our operations, that some or many of our approved products can be returned to the market in a timely manner (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq products that are the subject of the FDA notification letter previously discussed above), that our higher profit approved products will return to the market in the near term or at all or that we can obtain additional cash through asset sales or the sale of equity or the successful commercial launch of Makena™. If we are unsuccessful in our efforts to introduce or return our products to market at adequate levels, or to sell assets or raise additional equity, we may be required to further reduce our operations, including further reductions of our employee base, or we may be required to cease certain or all of our operations in order to offset the lack of available funding.

We continue to evaluate the sale of certain of our assets, including Nesher and our generics business and assets. To date, we have received several initial offers for Nesher and our generics business and assets. The Company is continuing to work with its advisers and interested parties to complete a transaction. However, due to general economic conditions, we will likely be exposed to risks related to the overall macro-economic environment, including a lower rate of return than we have historically experienced on our invested assets and being limited in our ability to sell assets. In addition, we cannot provide any assurance that we ultimately will be successful in finding suitable purchasers for the sale of such assets. Even if we are able to find purchasers, we may not be able to obtain attractive terms and conditions for such sales, including attractive pricing. In addition, divestitures of businesses involve a number of risks, including the diversion of management and employee attention, significant costs and expenses, the loss of customer relationships, a decrease in revenues and earnings associated with the divested business, and the disruption of operations in the affected business. In addition, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of significant financial and employee resources. Inability to consummate identified asset sales or manage the post-separation transition arrangements could adversely affect our business, financial condition, results of operations and cash flows.

Industry Segments

We have historically operated in three industry segments consisting of branded products, specialty generics and specialty raw materials. Prior to the consent decree, we derived revenues primarily from directly marketing our own technologically distinguished brand-name and generic/non-branded products and products marketed under joint development agreements with other companies. Revenues may also be received in the form of licensing revenues and/or royalty payments based upon a percentage of the licensee’s sales of the product when marketing rights to products using our drug delivery technologies are licensed. In March 2009, because of liquidity concerns and expected near-term cash requirements, the Board approved the divestiture of PDI, our specialty raw materials segment. As a result of the decision to sell PDI, we identified the assets and liabilities of PDI as held for sale at March 31, 2010 and 2009 and have segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. On June 2, 2010, we completed the sale of certain assets associated with the business of PDI. See Note 4—“Restructuring and Impairment Charges,” Note 23—“Segments,” and Note 25—“Subsequent Events” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.

In connection with the previously anticipated exclusion of ETHEX from participation in federal healthcare programs, we ceased operations of ETHEX on March 2, 2010. On May 10, 2010, we formed a wholly-owned subsidiary, Nesher, to operate as the sales and marketing company for our generic products, and in July 2010, our Board of Directors directed management to explore strategic alternatives with respect to Nesher and the assets and operations of our generic products business. In the fourth quarter of fiscal year 2011, management committed to a plan to exit the generics business. We have retained Jefferies to advise us with this strategy, which could include a sale of Nesher to a third-party. In the meantime, we will continue to prepare products for FDA inspection and continue to anticipate the reintroduction of approved products into the market.

Narrative Description of Business

Our Business Today

Because of the steps taken by us with respect to the nationwide recall and suspension of shipment of all products manufactured by us (other than extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, and Potassium Chloride Extended Release Capsule, as to which we have the FDA’s approval of the resumption of manufacturing and shipment), the requirements under the consent decree, certain consequences resulting from the entry into the plea agreement and the Divestiture Agreement and the ongoing private litigation and governmental inquiries, we have realigned our operations and business to concentrate our efforts on maintaining and attempting to increase our limited cash and financial resources and expeditiously reintroducing certain approved products to the market. To that end, we have focused our recent efforts as follows:

•

We have made the strategic decision largely to tie our future to the development and commercialization of branded specialty pharmaceuticals including Makena™ (17-alpha hydroxyprogesterone caproate) which was approved by the FDA in February 2011. In the near term, the Company is focused on the continuing commercial launch of Makena™, which began shipping in March 2011.

•

The Company received notification from the FDA on September 8, 2010 of approval to resume manufacturing and shipment into the marketplace of the first product approved under the consent decree, i.e., the Potassium Chloride Extended Release Capsule. The Company resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010, resumed shipments of its generic version, Potassium Chloride Extended Release Capsule, in December 2010 and the Company began shipping Makena™ in March 2011. The Company has continued to ship Evamist®, which is manufactured for the Company by a third party, during the period covered by the consent decree. The Company is continuing to prepare other products for FDA inspection and does not expect to resume shipping other products until fiscal year 2012. We are currently working with Lachman Consultants (“Lachman”), an independent cGMP expert retained by us pursuant to the consent decree, to meet the requirements set forth in the consent decree. We do not expect to generate any significant revenues from products that we manufacture until we can resume shipping more of our approved products with the FDA’s approval. Additionally, we do not expect to generate any significant revenues from products that we have manufactured by third parties until and unless we begin to generate significant revenues from the sale of Makena™ along with our current revenues from the sale of Evamist®.

•

In May 2010, we formed Nesher to operate as the sales and marketing company for our generic products. As we continue to move forward toward the approval of additional generic products for re-launch, in July 2010, our Board of Directors directed management to explore strategic alternatives with respect to Nesher and the assets and operations of our generic products business, which could include their sale. In the fourth quarter of fiscal year 2011, management committed to a plan to exit the generics business and we retained Jefferies to advise us with this strategy. In the meantime, we will continue to prepare products for FDA inspection and continue to anticipate the reintroduction of approved products into the market.

•

On September 13, 2010, the Company entered into a loan agreement with U.S. Healthcare for a $20 million loan secured by assets of the Company. The loan was replaced with a Bridge Loan in November 2010. In connection with the Bridge Loan, the Company issued the Initial Warrants to U.S. Healthcare granting them rights to purchase up to 12,587,511 shares of the Company’s Class A Common Stock. The Initial Warrants have an exercise price of $1.62 per share, subject to possible standard anti-dilutive adjustment. The Company and U.S. Healthcare amended the financing arrangements on January 6, 2011 and again on March 2, 2011. In connection with the amendments and certain waivers granted by U.S. Healthcare, the Company issued additional warrants to U.S. Healthcare to purchase up to 7,450,899 million shares of the Company’s Class A Common Stock, at an exercise price of $1.62 per share, and amended and restated the Initial Warrants

(we refer to the additional warrants and the Initial Warrants collectively as the “Warrants”). In connection with the issuance of the Warrants, the Company agreed to register up to 20,038,410 shares of our Class A Common Stock issuable upon the exercise of the Warrants. The Warrants expire November 17, 2015, but may be extended by up to two additional years if the holders become subject to certain percentage ownership limitations that prevent their exercise in full at the time of their stated expiration. The Warrants are exercisable solely on a cashless exercise basis under which in lieu of paying the exercise price in cash, the holders will be deemed to have surrendered a number of shares of Class A Common Stock with market value equal to the exercise price and will be entitled to receive a net amount of shares of Class A Common Stock after reduction for the shares deemed surrendered. On February 7, 2011, the Company repaid a portion of the Bridge Loan with proceeds from a private placement of Class A Common Stock, described below, and on March 17, 2011, the Company repaid in full the remaining obligations under the Bridge Loan (including the payment of related premiums) with a portion of the proceeds of the offering of the 2015 Notes, described below (and terminated the related future loan commitments).

•	In order to address liquidity concerns, the Company secured additional capital including the following:

•

On February 17, 2011, the Company closed on a private placement with the selling stockholders of 9.95 million shares of its Class A Common Stock at $3.25 per share to raise approximately $32.3 million of gross proceeds. The Company used $20 million of the proceeds from the financing to repay certain outstanding amounts and other outstanding obligations under its existing credit agreement with U.S. Healthcare. The remaining funds will be used for the continuing commercial launch of Makena™, payment of expenses associated with the private placement and general corporate purposes.

•

On March 17, 2011, the Company completed a private placement with a group of institutional investors of $225 million aggregate principal amount of the 2015 Notes. After an original issue discount of 3%, the Company received proceeds of $218.3 million which were used to fund a first-year interest reserve totaling $27 million, repay all existing obligations to U.S. Healthcare and pay fees and expenses associated with the 2015 Notes Offering of approximately $10 million. The remaining proceeds, totaling approximately $120 million, will be used for general corporate purposes, including the continuing commercial launch of Makena™.

While these cash proceeds are expected to be sufficient to meet near-term cash requirements, we are pursuing ongoing efforts to increase cash, including, but not limited to the continued implementation of cost savings, the divestiture of Nesher and the assets and operations of our generic products business and other assets and the return of certain of our approved products to market in a timely manner (in addition to the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq products that are the subject of the FDA notification letter previously discussed).

•

Our restructuring efforts also have included an updated criteria-based review of the pipeline of products we had under development. Product candidates in our development portfolio were evaluated based on factors with respect to each product that included, among other things, market potential, a revised return on investment profile, probability of clinical success, time and cost of development, synergies with our core competencies, and competitive landscape. Based on this evaluation and due to the restructuring effort undertaken to adjust our infrastructure and scale of operations (including a reduction in headcount of approximately 300 employees on March 31, 2010), we realigned our research and development efforts to focus on projects that we believe have the highest potential return on investment in areas such as women’s healthcare for our branded business.

•

We continue to review and modify our quality monitoring and testing programs and procedures in our effort to comply with the terms of the consent decree and cGMP regulations. To that end, we have implemented a series of procedures, which we believe will enhance quality standards in our products. Our goal is, and will continue to be, to enhance the quality, purity, safety and efficacy of each of our products. We believe that adherence to high quality standards can also promote a more efficient utilization of our personnel, materials and production capacity.

Despite our efforts, however, there can be no assurance that these or other initiatives intended to enable us to reintroduce additional approved products to the market or sell selected assets or businesses will be successful within the time frames currently projected by management or at all.

Ther-Rx—History of Our Branded Products Segment

We established Ther-Rx in 1999 to market brand name prescription pharmaceutical products that incorporated our proprietary technologies. Since its inception, Ther-Rx has generally focused on therapeutic areas within women’s healthcare. By targeting specialized physicians such as Obstetrician/Gynecologists, Ther-Rx has been able to leverage the cost efficiencies of a focused specialty sales force while developing stronger relationships with key prescribers. This strategy coupled with innovative products resulted in the growth of our business to a peak in net revenues of $212.3 million in fiscal year 2008. Due to a nationwide recall and suspension of shipment of all products manufactured by us in fiscal year 2009, as well as entering into a consent decree with the FDA, Ther-Rx’s net revenues declined to $114.8 million in fiscal year 2009, and to $9.0 million in fiscal year 2010.

As more of our approved and Company-manufactured products return to market, we plan to continue focusing our sales and marketing efforts in women’s healthcare. Ther-Rx maintains a corporate sales and marketing management team dedicated to planning and managing Ther-Rx’s sales and marketing efforts. Ther-Rx currently markets Makena™, which we launched in March 2011 after its approval by the FDA.

Ther-Rx currently markets Evamist®. Because Evamist® is manufactured by a third-party, we have been able to continue marketing and selling Evamist® pursuant to the terms of the consent decree. Net revenues of Evamist® were $2.6 million in fiscal year 2009, $8.6 million in fiscal year 2010 and $9.8 million in the nine-month period ended December 31, 2010, despite a significant reduction in sales force and marketing- related expenses associated with the recall and suspension of shipments of Ther-Rx’s other products.

In September 2010, we received notification from the FDA of approval under the consent decree to resume shipment into the marketplace of the first of our approved products. Initial shipments of Micro-K® 10mEq and Micro-K® 8mEq began in September 2010. The FDA is expected to conduct additional inspections with respect to other approved products before deciding whether we may resume manufacturing and marketing such products. Among the products that will be reviewed for re-introduction to the market are Clindesse® and Gynazole-1®. If approved for return to market, these products have the potential to contribute significantly to the rebuilding of our branded business.

ETHEX and Nesher—History of Our Specialty Generic/Non-Branded Segment

We established ETHEX in 1990 to utilize our portfolio of drug delivery systems to develop and market hard-to-copy generic/non-branded pharmaceuticals. Due to the nationwide recall and suspension of shipment of all products manufactured by us, net revenues for ETHEX declined from $364.2 million in fiscal year 2008 to $197.2 million in fiscal year 2009, and to $143.2 million in fiscal year 2010. Due to the requirements under the consent decree with which we must comply before resuming manufacturing and shipping of our approved generics products, we currently do not generate significant revenues from our specialty generics segment.

In connection with the settlement of three patent infringement cases brought against us by Purdue on June 9, 2009, we and Purdue entered into a settlement agreement, patent license agreement and a distribution and supply agreement that provided us certain limited rights to sell generic versions of OxyContin® extended-release tablets in the United States. See Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus for more information regarding the litigation with Purdue and descriptions of the settlement agreement, the patent license agreement and the distribution and supply agreement. Substantially all of the $143.2 million of net revenues generated by ETHEX in fiscal year 2010 resulted from the sale of all of the generic OxyContin® allotted pursuant to the Distribution Agreement with Purdue.

In connection with the previously anticipated exclusion of ETHEX from participation in federal healthcare programs, we ceased the operations of ETHEX on March 2, 2010. However, we have retained the ability to manufacture (once the requirements under the consent decree have been met), market and distribute all generic products and are in possession of all intellectual property related to generic products, including all NDAs and ANDAs. We currently do not anticipate that the voluntary guilty plea by ETHEX will have a material adverse effect on our efforts to comply with the requirements pursuant to the consent decree and to resume production and shipments of our approved products.

On May 10, 2010, we formed a wholly-owned subsidiary, Nesher, to operate as the sales and marketing company for our generic products. In July 2010, our Board of Directors directed management to explore strategic alternatives with respect to Nesher and the assets and operations of our generic products business. In the meantime, we will continue to prepare products for FDA inspection and continue to anticipate the reintroduction of approved products into the market. Management has committed to a plan to exit the Company’s generics business and we have retained Jefferies to advise us with the divestiture of Nesher. As a result, the Company will report its generics business as discontinued operations beginning in the quarter ended March 31, 2011.

On November 15, 2010, we entered into the Divestiture Agreement with HHS OIG under which we agreed to sell the assets and operations of ETHEX to unrelated third parties by April 28, 2011 and to file articles of dissolution with respect to ETHEX under Missouri law by that date. We filed articles of dissolution for ETHEX on December 15, 2010. Following such filing, under the Divestiture Agreement, ETHEX may not engage in any new business other than for winding up its operations and will engage in a process provided under Missouri law to identify and resolve its liabilities over at least a two-year period. Under the terms of the agreement, HHS OIG agreed not to exclude ETHEX from federal healthcare programs until April 28, 2011 and, upon completion of the sale of the ETHEX assets and of the filing of the articles of dissolution of ETHEX, the agreement will terminate. Civil monetary penalties and exclusion of ETHEX may occur if we fail to meet our April 28, 2011 deadline. The sales of ETHEX’s assets (other than certain fixtures as to which HHS OIG has consented to non-divestiture) were completed prior to the April 28, 2011 deadline and ETHEX no longer has any material ongoing assets or operations other than those required to conclude the winding up process under Missouri law. We have also received a letter from HHS OIG advising us further that assuming that we have complied with all agreements deemed necessary by HHS OIG, HHS OIG would not exclude ETHEX thereafter. On April 1, 2011, we requested confirmation from HHS OIG that the steps and actions described in our reports to HHS OIG constituted full compliance with the duties KV and ETHEX were to complete by April 28, 2011 under the Divestiture Agreement, such that they are not at risk for stipulated penalties or exclusion after that date. On April 8, 2011, we received a letter from HHS OIG stating that, at this time, based upon the information provided to HHS OIG in our monthly submissions, HHS OIG has no concerns regarding the actions taken by KV and ETHEX pursuant to the Divestiture Agreement.

PDI—Our Discontinued Value-Added Raw Material Business

PDI develops and markets specialty value-added raw materials, including drugs, directly compressible and microencapsulated products, and other products used in the pharmaceutical industry and other markets. Its products include value-added active drug molecules, vitamins, minerals and other raw material ingredients that provide benefits such as improved taste, altered or controlled release profiles, enhanced product stability and efficiency and other manufacturing process advantages. PDI has also been a significant supplier of value-added raw materials for the development and manufacture of both existing and new products at Ther-Rx and ETHEX. A leased facility used by PDI was damaged by an accidental fire which occurred on June 1, 2009. The incident did not affect any of our finished product manufacturing, packaging, or distribution facilities. PDI’s primary business utilizes contract manufacturing, which was unaffected by the fire. As a result of the decision to sell PDI in March 2009, we identified the assets and liabilities of PDI as held for sale at March 31, 2010 and 2009 and have segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented in our financial statements.

On June 2, 2010, we completed the sale of certain assets associated with the business of PDI. See Note 25—“Subsequent Events” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.

Our Business in the Future

Although subject to significant uncertainties as discussed in this prospectus, our goal is to again be a successful participant in the pharmaceutical industry and we are making substantial efforts to meet the requirements under the consent decree with the aim of expeditiously reintroducing certain approved products to the market.

Assuming that we are successful with our efforts to meet the consent decree’s requirements and return certain of our approved products to the market, our long-term goals and strategies are planned to incorporate the following key elements:

•

We plan to focus on projects specific to women’s healthcare that we believe have the highest potential return on investment (which we currently believe to be primarily Makena™), to streamline product lines, to implement Company-wide efficiencies and to make disciplined spending decisions.

•

We expect that our future product pipeline will consist of product opportunities resulting from both acquisitions and specifically targeted internal development efforts. We plan to optimize our product development portfolio by building on our core competencies in the area of women’s health for our branded business. We plan to continue to seek branded product acquisition opportunities that are complementary to our current and planned portfolio of women’s health products.

•

We expect that our planned portfolio of branded products will reflect our focus on promoting the health and well-being of women. We believe we can address this market in a cost effective way by targeting specialty physician groups with a streamlined specialty sales force.

•	We plan to divest our specialty generic/non-branded business.

Despite our efforts, however, there can be no assurance that these initiatives will be successful. See “Risk Factors” beginning on page 9 of this prospectus.

Sales and Marketing

We have marketed products directly to wholesalers, distributors, retail pharmacy chains, mail order pharmacies and group purchasing organizations. We also have marketed our products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes, pharmacy benefit management companies and government entities. These customers, referred to as “indirect customers,” purchase our products primarily through our wholesale or distributor customers. We service these customers with a small external sales force and internal marketing team.

In the past, we have been able to increase sales of our branded pharmaceutical products through physician sales calls and promotional efforts, including sampling, advertising and direct mail. By offering multiple products to the same group of specialty physicians, we have been able to optimize the effectiveness of our sales force. We plan to continue focusing our specialty-sized sales force on marketing our existing and future core of women’s healthcare products. Because our products are sold to highly targeted specialty physician groups that tend to be relatively concentrated, we believe we can address this market and future opportunities in a cost effective way with a specialty-sized sales force.

Ther-Rx also has a corporate sales and marketing management team dedicated to planning and managing Ther-Rx’s sales and marketing efforts. As part of an ongoing realignment of our cost structure relative to our inability to manufacture and ship products manufactured by us and the requirements under the consent decree, we have reduced our workforce to be in line with the anticipated level of ongoing business. Accordingly, Ther-Rx reduced its branded sales force from approximately 330 specialty sales representatives at December 31, 2008 to approximately 76 specialty sales representatives at March 31, 2010 and 66 specialty sales representatives at March 31, 2011. Subsequent to December 31, 2010, we substantially increased the size of our sales force to support the commercial launch of Makena™ and expect to have a total of approximately 150 contractors.

Although we have sold our products internationally, we have not had material operations or sales in foreign countries and our sales are not subject to significant geographic concentration outside of the United States.

Research and Development

Our research and development activities have historically included the development of new drug delivery technologies, the formulation of brand name proprietary products and the development of generic versions of previously approved brand name pharmaceutical products. In fiscal years 2010 and 2009, total research and development expenses were $29.0 million and $69.8 million, respectively, excluding acquired in-process research and development. Through the nine months ended December 31, 2010, spending was $17.0 million, excluding acquired in-process research and development, due to our efforts to reduce operating expenses and constraints under the consent decree.

Our ability to internally develop new products was limited in fiscal year 2010 and during the first nine months of fiscal year 2011 as we concentrated on meeting the requirements of the consent decree. Until the successful FDA inspection in September 2010, we did not have approved cGMP systems to use to manufacture drugs for clinical trials in our own facilities. The consent decree has always allowed us to manufacture drugs for non-clinical laboratory studies or other research and testing that does not involve exposure of human research subjects. Our internal R&D resources in fiscal years 2010 and 2011 were concentrated on assisting the return of previously approved products to the market following the FDA-approved process.

Our restructuring efforts included a criteria-based review of the pipeline of products we had under development at the time of the consent decree. Product candidates in our development portfolio were evaluated based on market potential, probability of clinical success, time and cost of development, and the competitive effect of our inability to progress the internal programs significantly in fiscal years 2009 and 2010. Cost containment efforts also required a reduction in the number of research and development personnel, from approximately 200 to approximately 50, further reducing our ability to progress multiple programs. We realigned our research and development efforts to focus on fewer projects that we believe have the highest potential return on investment in areas such as women’s healthcare for our branded business and complex extended-release products for our generic business.

The focus of our new drug development in fiscal year 2010 and the first nine months of fiscal year 2011 was working with Hologic to enroll patients in the Makena™ confirmatory post-marketing studies, also known as Phase IV studies to complete the resubmission to the FDA. This Complete Response was submitted to the FDA on July 13, 2010. In addition there are still generic ANDAs under review at the FDA from our Company. Future efforts will focus on niche specialty products that complement the existing women’s health portfolio, through either acquisition or internal development.

Patents and Other Proprietary Rights

When appropriate and available, we actively seek protection for our products and proprietary information by means of U.S. and foreign patents, trademarks, trade secrets, copyrights and contractual arrangements. Patent protection in the pharmaceutical field involves complex legal and factual issues. Moreover, broad patent protection for new formulations or new methods of use of existing chemical compounds is sometimes difficult to obtain, primarily because the active ingredient and many of the formulation techniques have been known for some time. Consequently, some patents claiming new formulations or new methods of use for old drugs may not provide adequate protection against competition. Nevertheless, we intend to continue to seek patent protection when appropriate and available and otherwise to rely on regulatory-related exclusivity and trade secrets to protect certain of our products, technologies and other scientific information. There can be no assurance that any steps taken to protect such proprietary information will be effective.

Our policy is to file patent applications in appropriate situations to protect and preserve, for our own use, technology, inventions and improvements that we consider important to the development of our business. As business conditions change, however, we maintain our ability to quickly adapt by focusing resources on those patent applications that we deem to provide the greatest value or potential value. We currently hold domestic and foreign issued patents, the last of which expires in fiscal year 2027, relating to our controlled-release, site-specific, quick dissolve, and vitamin absorption technologies. We have been granted or acquired the rights to 40 U.S. patents and have 27 U.S. patent applications pending. In addition, we have approximately 100 foreign issued patents and dozens of patent applications pending primarily in Canada, Europe, Australia, Japan, South America, Mexico and South Korea. We depend on our patents and other proprietary rights, although we cannot be certain of their confidentiality, validity and protection (see also “Risk Factors” beginning on page 9 of this prospectus).

We currently own more than 300 U.S. and foreign trademark registrations, including trademark protection for certain names of our proprietary controlled-release, taste masking, site-specific and quick dissolve technologies. We intend to continue to seek trademark protection covering new technology and product names as they are developed.

To protect our trademark, domain name, and related rights, we generally rely on trademark and unfair competition laws, which are subject to change. Some, but not all, of our trademarks are registered in the jurisdictions where they are used. Some of our other trademarks are the subject of pending applications in the jurisdictions where they are used or intended to be used and others are not.

Manufacturing and Facilities

All of our facilities at March 31, 2010, aggregating approximately 1.2 million square feet, are located in the St. Louis, Missouri metropolitan area. We own facilities with approximately 1.1 million square feet, with the balance under various leases at pre-determined annual rates under agreements expiring from fiscal year 2010 through fiscal year 2017, subject in most cases to renewal at our option. See “Description of the Business—Properties” in this prospectus for more information. Substantially all our real estate interests are pledged to secure our indebtedness.

We are required to maintain all facilities in compliance with the FDA’s cGMP requirements. In addition to compliance with cGMP, each pharmaceutical manufacturer’s facilities must be registered with the FDA. We are required to be registered with the DEA, and similar state and local regulatory authorities because we handle controlled substances. We are also subject to the EPA, and similar state and local regulatory authorities if we generate toxic or dangerous wastes. In addition, we must comply with other applicable DEA and EPA requirements. Noncompliance with applicable legal and regulatory requirements can have a broad range of consequences, including warning letters, fines, seizure of products, product recalls, total or partial suspension of production and distribution, refusal to approve NDAs, ANDAs or other applications or revocation of approvals previously granted, withdrawal of product from marketing, injunction, withdrawal of licenses or registrations necessary to conduct business, disqualification from supply contracts with the government, and criminal prosecution. Additionally, under certain circumstances, the FDA also has the authority to revoke drug approvals previously granted.

As previously noted, on March 2, 2009, we entered into a consent decree with the FDA regarding our drug manufacturing and distribution. The consent decree was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009 and continues for a period of six years following satisfaction of certain obligations contained in the consent decree after which the Company may petition the Court for relief from the consent decree. As part of the consent decree, we have agreed not to directly or indirectly do or cause the manufacture, processing, packing, labeling, holding, introduction or delivery for introduction into interstate commerce at or from any of our facilities of any drug, until we have satisfied certain requirements designed to demonstrate compliance with the FDA’s cGMP regulations. The consent decree provides for a series of measures that, when satisfied, will permit us to resume the manufacture and distribution of approved drug products marketed by our generic and branded subsidiaries. The consent decree further provides that, before resuming manufacturing, we will retain and have an independent cGMP expert undertake a review of our facilities and certify compliance with the FDA’s cGMP regulations. Following that certification, the FDA was to make a determination as to whether our facilities are in compliance. On January 13, 2010, our independent cGMP expert, Lachman, notified the FDA that Lachman had performed a comprehensive inspection and that our facilities and controls are in compliance with cGMP and the consent decree, but advised us to enact further enhancements to certain aspects of our cGMP systems. In accordance with the advice from Lachman, we continued to enhance our cGMP systems, and Lachman subsequently reinspected our cGMP systems and on April 26, 2010 certified our compliance with all cGMP systems requirements.

The next step in the process for resumption of product shipment was for Lachman to certify individual product(s) manufactured under the newly certified cGMP systems. We completed the manufacture of validation batches of the first product, the Potassium Chloride Extended Release Capsule, which were successfully completed through Lachman review on July 27, 2010.

Lachman certified the manufacture of the product on July 27, 2010, and during the week of August 16, 2010 the FDA subsequently conducted its own inspection of our facilities, systems and processes as outlined in the consent decree and found no adverse findings. The Company received notification from the FDA on September 8, 2010 of approval under the consent decree to ship into the marketplace the first of our approved products, i.e., the Potassium Chloride Extended Release Capsule. We resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010 and we began shipping Makena™ in March 2011. We have continued sales of Evamist®, manufactured for us by a third party manufacturer, during the duration of the consent decree. We are continuing to prepare other products for FDA inspection although we do not expect to resume shipping other products until fiscal year 2012.

Competition

The primary means of competition in our industry are innovation and development, timely FDA approval, manufacturing capabilities, product quality, marketing, customer service, drug delivery systems, reputation and price. To compete effectively on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost-effective manner. Our competitors include other specialty pharmaceutical companies, other generic and branded companies, and brand companies that, prior to patent expiration or as relevant patents expire, license their products to generic manufacturers for sale as what are commonly referred to as “authorized generics” and, to the extent permitted by the FDA and other federal and state agencies and boards, companies selling unapproved therapies or compounded drugs that compete against products sold by the Company and its subsidiaries, including Makena™. Further, regulatory approvals typically are not required for a brand manufacturer to sell its pharmaceutical products directly or through a third-party as authorized generics, nor do such manufacturers face any other significant barriers to entry into such market. It is possible, however, that even if we are able to return some or all of our approved products to the market, certain of our existing customers will purchase smaller quantities or no quantities of our products. Such a potential loss of market share would likely result in limiting the prices we are able to charge for our approved products, which will negatively impact our gross margin. Moreover, entering into the consent decree and our withdrawal and recall of most of our products during fiscal year 2009 may have damaged our reputation in the market, which could result in additional competitive disadvantages.

Competition in the development and marketing of pharmaceutical products is intense and characterized by extensive research efforts and rapid technological progress. Many companies, including those with financial and marketing resources and development capabilities substantially greater than our own, are engaged in developing, marketing and selling products that compete with those that we previously offered. Our branded pharmaceutical products have been subject to competition from alternative therapies during the period of patent protection and thereafter also from generic equivalents. In addition, our generic/non-branded pharmaceutical products have been subject to competition from pharmaceutical companies engaged in the development of alternatives to the generic/non-branded products we previously offered or have undertaken to develop. Our competitors may develop generic products before we do or may have pricing advantages over our products. In our specialty pharmaceutical businesses, we compete primarily on the basis of product efficacy and safety, breadth of product line, differentiated features of our products and price. We believe that, once we have satisfied the requirements of the consent decree, our patents, proprietary trade secrets, technological expertise, product development and manufacturing capabilities will enable us to develop products to compete effectively in the marketplace.

In addition, we have competed for product acquisitions with other pharmaceutical companies. We have also competed with drug delivery companies engaged in the development of alternative drug delivery systems. We are aware of a number of companies currently seeking to develop new non-invasive drug delivery systems, including oral delivery and transmucosal systems. Based on total assets, annual revenues and market capitalization, our branded and generic businesses are considerably smaller than many of our competitors and other national competitors in these product areas. Many of our competitors have been in business for a longer period of time, have a greater number of products on the market and have greater financial, marketing, managerial and other resources than we do, including greater research and development capabilities and experience. Accordingly, our competitors may succeed in developing competing technologies, obtaining FDA approval for products or gaining market acceptance more readily than we do. If we directly compete with them for the same markets and/or products, their financial strength could prevent us from capturing a meaningful share of those markets.

Government Regulation

General Overview

All pharmaceutical manufacturers are subject to extensive regulation by the federal government, principally the FDA, and, to a lesser extent, by state, local and foreign governments. The FDCA and other federal and state statutes and regulations govern or influence, among other things, the development, testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising, promotion, sale, import, export and distribution of pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record-keeping and reporting requirements, establishment registration and product listing, and FDA inspections.

Manufacturers of controlled substances must also comply with the CSA and regulations promulgated by the DEA, as well as similar state and local regulatory requirements for manufacturing, distributing, testing, importing, exporting and handling controlled substances. Manufacturers that generate toxic or dangerous wastes also must comply with applicable environmental laws and their implementing regulations.

Noncompliance with applicable legal and regulatory requirements can have a broad range of consequences, including warning letters, fines, seizure of products, product recalls, total or partial suspension of production and distribution, refusal to approve NDAs, ANDAs or other applications or revocation of approvals previously granted, withdrawal of product from marketing, injunction, withdrawal of licenses or registrations necessary to conduct business, disqualification from supply contracts with the government, and criminal prosecution.

Product development and approval within the FDA regulatory framework take a number of years, involve the expenditure of substantial resources, and are uncertain. Many drug products ultimately do not reach the market because they are not found to be safe or effective or cannot meet the FDA’s other regulatory requirements. After a product is approved, the FDA may revoke or suspend the product approval if compliance with post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-market studies or evidence of safety concerns. Further, the current regulatory framework may change and additional regulatory or approval requirements may arise at any stage of our product development that may affect approval, delay the submission or review of an application or require additional expenditures by us. We may not be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of our products under development. Delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business.

While the Company and its products are subject to rigorous regulation from the FDA, the FDA may elect to exercise enforcement discretion as to whether to enforce its laws and regulations against unapproved therapies and compounded drugs that may compete against the Company’s products, including Makena™. In March 2011, the FDA has communicated to the Company and also separately issued a press release that, in order to ensure continued access for patients needing 17-alpha hydroxyprogesterone caproate, that the FDA intended to refrain at this time from taking enforcement action with respect to compounding pharmacies producing compounded 17-alpha hydroxyprogesterone caproate in response to individual prescriptions for individual patients. The impact of FDA’s statement on the effectiveness of the Company’s orphan drug marketing exclusivity is at present still unclear but a failure by the FDA to take enforcement action against compounding pharmacies may result in substantial sales of compounded alternatives to Makena™ and effective loss of some or all of such marketing exclusivity for the affected period of time. In April 2011, the Company’s representatives met with the FDA staff to discuss access to Makena™ and to provide information to the FDA relevant to its public statement.

In addition, in March 2011, CMS issued an informational bulletin to state Medicaid programs that they can choose to pay for the extemporaneously compounded hydroxyprogesterone caproate as an active pharmaceutical ingredient and this can be covered under the “medical supplies, equipment and appliances suitable for use in the home” portion of home health. Because CMS does not require states to list all of the items they cover under this section in the Medicaid state plan, states can cover hydroxyprogesterone caproate under their current state plans and do not need to submit a state plan amendment to provide for such coverage. The Company believes that this has the potential of excluding Makena™ from being provided under the various state Medicaid programs. The Company estimates that state Medicaid programs cover approximately 40% to 45% of the total number of pregnancies in the United States.

New Product Development and Approval

All applications for FDA approval must contain information relating to product formulation, raw material suppliers, stability, product testing, manufacturing processes, manufacturing facilities, packaging, labeling, quality control, and evidence of safety and effectiveness for intended uses. For a generic drug product, instead of safety and effectiveness data, an application must demonstrate that the proposed product is the same as the branded drug in several key characteristics. There are three types of applications used for obtaining FDA approval of new non-biological drug products:

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New Drug Application. An NDA, sometimes referred to as a “full NDA,” generally is submitted when approval is sought to market a drug with active ingredients that have not been previously approved by the FDA. Full NDAs typically are submitted for newly developed branded products and, in certain instances, an applicant submits an NDA or NDA supplement for a change to one of its previously approved products, such as a new dosage form, a new delivery system or a new indication.

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505(b)(2) New Drug Application. Another form of an NDA is the “505(b)(2) NDA,” which typically is used to seek FDA approval of products that share characteristics (often, the active ingredient(s)) with a previously approved product of another company, but contain modifications to, or differences from, the approved product that preclude submission of an abbreviated new drug application. A 505(b)(2) NDA is in order where at least some of the information required for approval does not come from studies conducted by or for the applicant or for which the applicant has obtained a right of reference. Usually, this means the application relies on the FDA’s previous approval of a similar product or reference listed drug, or published data in scientific literature that are not the applicant’s.

•

Abbreviated New Drug Application). An ANDA is filed when approval is sought to market a generic equivalent of a drug product previously approved under an NDA or 505(b)(2) NDA and listed in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” also known as the “Orange Book.” Rather than directly demonstrating the product’s safety and effectiveness, as is required of an NDA, an ANDA must show that the proposed generic product is the same as the previously approved product in terms of active ingredient(s), strength, dosage form, route of administration and bioavailability. In addition, with certain exceptions, the generic product must have the same labeling as the product to which it refers.

Branded Product Development. The process by which a drug product, other than a generic product, is approved for marketing in the United States can take from 3 to more than 10 years, and generally involves the following:

•	laboratory and pre-clinical tests;

•	submission of an Investigational New Drug (“IND”) application, which must become effective before clinical studies may begin;

•	adequate and well-controlled human clinical studies to establish the safety and efficacy of the proposed product for its intended use;

•

submission of a full NDA or 505(b)(2) NDA containing, to the extent required, the results of the pre-clinical tests and clinical studies establishing the safety and efficacy of the proposed product for its intended use, as well as extensive data addressing matters such as manufacturing and quality assurance;

•	scale-up to commercial manufacturing;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities; and

•	FDA approval of the application.

To the extent that a 505(b)(2) NDA applicant can rely on the referenced application, it may not be required to conduct some of these steps.

Pre-clinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as toxicology and pharmacology animal studies to help define the pharmacological profile of the drug and assess the potential safety and efficacy of the product. Pre-clinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices and the U.S. Department of Agriculture’s Animal Welfare Act and its implementing regulations. Failure to conform to these legal and regulatory standards can lead to invalidation of the tests and the need to conduct them again. The results of these studies, which are submitted to the FDA as part of the IND and are reviewed by the FDA before the commencement of human clinical trials, must demonstrate that the product delivers sufficient quantities of the drug to the bloodstream or intended site of action to produce the desired therapeutic results. These studies must also provide the appropriate supportive safety information necessary for the FDA to determine whether the clinical studies proposed to be conducted under the IND can safely proceed. However, positive results of pre-clinical tests do not necessarily indicate positive results in human clinical trials.

An IND becomes effective 30 days after receipt by the FDA unless the FDA, during that 30 day period, raises concerns or questions about the conduct of the proposed trials as outlined in the IND. If there are concerns or questions, the IND sponsor and the FDA must resolve them before clinical trials may begin. The FDA may authorize trials only on specified terms and may suspend clinical trials at any time on various grounds, including a finding that patients are being exposed to unacceptable health risks. If the FDA places a study on clinical hold, the sponsor must resolve all of the FDA’s concerns before the study may proceed. The IND application process may be extremely costly and can substantially delay development of products. Similar restrictive requirements also apply in other countries.

Clinical trials involve the administration of the investigational product to humans under the supervision of qualified principal investigators. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols submitted to the FDA as part of an IND. In addition, each clinical trial is approved and conducted under the auspices of an independent institutional review board (“IRB”) and with each subject’s informed consent. The IRB at each institution at which a clinical trial is being performed may suspend a clinical trial at any time for a variety of reasons, including a belief that the test subjects are being exposed to an unacceptable health risk. The sponsor may also suspend or terminate a clinical trial at any time.

Human clinical studies are typically conducted in three sequential phases, which may overlap:

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Phase I: The drug is initially introduced into a relatively small number of healthy human subjects or patients and is tested for safety, dosage tolerance, mechanism of action, absorption, metabolism, distribution and excretion.

•

Phase II: Studies are performed with a limited patient population to identify possible adverse effects and safety risks, to assess the efficacy of the product for specific targeted diseases or conditions, and to determine dosage tolerance and optimal dosage.

•

Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to evaluate further dosage and clinical efficacy and to test further for safety in an expanded patient population at geographically dispersed clinical study sites.

Success in early-stage clinical trials does not necessarily assure success in later-stage clinical trials. Data obtained from clinical activities are not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval. New regulations now require the posting of certain details about active clinical trials on government or independent websites (e.g., http://clinicaltrials.gov), and subsequently a limited posting of the results of those trials. This helps prospective patients find out about trials they may wish to enroll in, but also provides some competitive intelligence to other companies working in the field. Failure to post the trial or its results in a timely manner can result in civil penalties and the rejection of the drug application.

The results of the product development, including pre-clinical studies, clinical studies, and product formulation and manufacturing information, are then submitted to the FDA as part of the NDA. The FDA also may conclude that as part of the NDA or the 505(b)(2) NDA, the sponsor must develop a risk evaluation and mitigation strategy (“REMS”) to ensure that the benefits of the drug outweigh the risks. A REMS may have different components, including a package insert directed to patients, a plan for communication with healthcare providers, restrictions on a drug’s distribution, or a medication guide to provide better information to consumers about the drug’s risks and benefits.

The FDA reviews each submitted application before accepting it for filing, and may refuse to file the application if it does not appear to meet the minimal standards for filing. If the FDA refuses to file an application and requests additional information, the application must be resubmitted with the requested information. Once the submission is accepted for filing, the FDA begins an in-depth review of the application to determine, among other things, whether a product is safe and effective for its intended use. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation.

Acceptance for filing of an application does not assure FDA approval for marketing. The FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the submitted data, which could delay, limit, or prevent regulatory approval. If it concludes that the application does not satisfy the regulatory criteria for approval, the FDA typically issues a Complete Response letter communicating the agency’s decision not to approve the application and outlining the deficiencies in the submission. The Complete Response letter may request additional information, including additional pre-clinical testing or clinical trials. Even if such information and data are submitted, the FDA may ultimately decide that the NDA or 505(b)(2) NDA does not satisfy the criteria for approval.

If the FDA approves the application, the agency may require Phase IV studies as a condition to approval. These studies may involve continued testing of a product and development of data, including clinical data, about the product’s effects in various populations and any side effects associated with long-term use. After approval, the FDA also may require post-marketing studies or clinical trials if new safety information develops. Failure to conduct these studies in a timely manner may result in substantial civil fines.

Generic/Non-Branded Product Development. FDA approval of an ANDA is required before marketing in the United States a generic equivalent of a previously approved drug product, which is known as the “reference listed drug.” Generally, an ANDA must demonstrate that the proposed generic product has the same active ingredient(s) and in the same strength as the reference listed drug, and is in the same dosage form and delivered by the same route of administration. The ANDA also must show that the two products are bioequivalent, which means that, within defined parameters, their active ingredients are absorbed at the same rate and to the same extent. For drugs that are systemically absorbed (as opposed to locally acting), bioequivalence is usually demonstrated by means of bioavailability studies of the active ingredient in the bloodstream, conducted in a relatively small number of human subjects. Further, with certain exceptions, a proposed generic product must have the same labeling as the reference listed drug. Generally, a generic product that meets these criteria and is approved is considered therapeutically equivalent to the reference listed drug, and is given an “A” rating in the FDA’s Orange Book, which communicates FDA’s expectation that the two products can be expected to have the same safety and efficacy profile. This, in turn, often is the basis for substitution of the generic product for the reference listed drug, under state law. There are circumstances under which an ANDA may be submitted for a generic product that differs from the reference listed drug in certain characteristics, such as strength or dosage form. Generic products approved with such differences do not qualify for therapeutic equivalence and generally are not substitutable under state law.

Because it typically does not require pre-clinical and clinical studies (relying instead on the studies establishing the safety and efficacy of the reference listed drug), the ANDA development process is generally less time consuming and complex than the NDA development process. Nonetheless, it does require submission of significant technical information about product formulation and manufacturing, as well as compliance with cGMP. In addition, submission or approval of an ANDA can be subject to delays due to patent rights or regulatory marketing exclusivities associated with the reference listed product. Upon approval, the first-filed ANDA that challenges the patents associated with a reference listed drug may be eligible for a 180-day period of exclusivity during which no other ANDA with the same reference listed drug may be approved. (See “—The Drug Price Competition and Patent Term Restoration Act of 1984” below for a discussion of the patent and exclusivity provisions affecting ANDAs.)

The development process for generic products, although generally much shorter than that of products approved under a NDA or a 505(b)(2) NDA, can still be a matter of years. Because there is no legislation-mandated timeline for review of an ANDA by FDA as exists for an NDA, these applications generally take longer than an original NDA to receive an FDA Approval letter. In addition, certain changes to a product approved under an ANDA require submission of an ANDA supplement, and the time it takes to obtain, analyze and present the necessary information or data and have the FDA review the supplement can be significant.

Current Good Manufacturing Practices. One requirement for FDA approval of NDAs, 505(b)(2) NDAs and ANDAs is that our manufacturing facilities, procedures, and operations conform to FDA requirements, generally referred to as cGMP. The requirements for FDA approval encompass all aspects of the production process, including validation and recordkeeping, and involve changing and evolving standards.

The Drug Price Competition and Patent Term Restoration Act of 1984. The Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, established an abbreviated process for obtaining FDA approval for generic versions of approved branded drug products. In addition to establishing a shorter, less expensive pathway for approval of generic drugs, the Hatch-Waxman Act provides incentives for the development of new branded products and innovations to approved products by means of marketing exclusivities and extension of patent rights.

Five-Year and Three-Year Marketing Exclusivity. The Hatch-Waxman Act provides two distinct marketing exclusivity provisions that may either preclude the submission, or delay the approval, of an ANDA or 505(b)(2) NDA referencing the drug. A five-year marketing exclusivity period is provided to the first applicant to gain approval of an NDA or 505(b)(2) NDA for a product that contains an active ingredient not found in any other approved product (i.e., a “new chemical entity” or “NCE”). The FDA is prohibited from accepting for filing any ANDA or 505(b)(2) NDA for a product that relies on the approved NCE as the reference listed drug for 5 years from the date of approval of the NCE, or 4 years in the case of an ANDA or 505(b)(2) NDA that challenges a patent associated with the reference listed drug. (See discussion below regarding patent challenges.) The five-year exclusivity protects the entire new chemical entity franchise, including all products containing the active ingredient for any use and in any strength or dosage form, from an ANDA or 505(b)(2) NDA, but does not preclude filing, review or approval of a full NDA for a product with the same active ingredient.

The Hatch-Waxman Act also provides 3 years of marketing exclusivity for applications for products that are not new chemical entities, if the application contains the results of new clinical investigations (other than bioavailability studies) that were essential to approval of the application. Examples of such applications include applications for new indications, dosage forms (including new drug delivery systems), strengths, or conditions of use for an already approved product. This three-year marketing exclusivity period protects against the approval of ANDAs and 505(b)(2) NDAs for the innovation that required clinical data; it does not prohibit the FDA from accepting or approving ANDAs or 505(b)(2) applications for other products containing the same active ingredient. The five- and three-year marketing exclusivity periods apply equally to patented and non-patented drug products.

Orphan Drug Exclusivity. The Orphan Drug Act was enacted by Congress to provide financial incentives for the development of drugs for rare conditions (affecting less than 200,000 individuals per year) in the United States. The orphan designation is granted for a combination of a drug entity and an indication and therefore it can be granted for an existing drug with a new (orphan) indication. Applications are made to the Office of Orphan Products Development at the FDA and a decision or request for more information is rendered in 60 days. New Drug Applications designated as orphan drugs are exempt from user fees, obtain additional clinical protocol assistance, are eligible for tax credits up to 50% of R&D costs, and are granted a seven-year period of exclusivity upon approval. The FDA cannot approve the same drug for the same condition (ANDA or NDA) during this period of exclusivity, except in certain circumstances where a new product demonstrates superiority to the original treatment.

However, in March 2011, the FDA issued a public statement that, in order to ensure continued access for patients needing 17-alpha hydroxyprogesterone caproate, the FDA intended to refrain at this time from taking enforcement action with respect to compounding pharmacies producing compounded 17-alpha hydroxyprogesterone caproate in response to individual prescriptions for individual patients. In addition, in March 2011, CMS issued an informational bulletin to state Medicaid programs that they can choose to pay for the extemporaneously compounded hydroxyprogesterone caproate as an active pharmaceutical ingredient and this can be covered under the “medical supplies, equipment and appliances suitable for use in the home” portion of home health. Because CMS does not require states to list all of the items they cover under this section in the Medicaid state plan, states can cover hydroxyprogesterone caproate under their current state plans and do not need to submit a state plan amendment to provide for such coverage. The Company believes that this has the potential of excluding Makena™ from being provided under the various state Medicaid programs. The Company estimates that state Medicaid programs cover approximately 40% to 45% of the total number of pregnancies in the United States. The impact of the FDA’s and CMS’ statements on the effectiveness of the Company’s orphan drug marketing exclusivity is at present still unclear but a failure by the FDA to take enforcement action against compounding pharmacies, and the permitting of Medicaid reimbursement by CMS for compounded hydroxyprogesterone caproate, may result in substantial sales of compounded alternatives to Makena™ and effective loss of some or all of the Company’s orphan drug marketing exclusivity for the affected period of time.

Paragraph IV Certifications. Under the Hatch-Waxman Act, NDA applicants and NDA holders must provide certain information about patents related to the branded drug for listing in the Orange Book. When an ANDA or 505(b)(2) application is submitted, it must contain one of several possible certifications regarding each of the patents listed in the Orange Book for the branded product that is the reference listed drug. A certification that a listed patent is invalid or will not be infringed by the sale of the proposed product is called a Paragraph IV certification. Within 30 days of the filing of such an ANDA or 505(b)(2) NDA, the applicant must notify the NDA holder and patent owner that the application has been submitted, and provide the factual and legal basis for the applicant’s opinion that the patent is invalid or not infringed.

Once a patent-challenging ANDA or 505(b)(2) NDA has been filed, the NDA holder or patent holder may challenge the Paragraph IV certification by filing suit for patent infringement. If this is done within 45 days of receiving notice of the Paragraph IV certification, a one-time 30-month stay of FDA’s ability to approve the ANDA or 505(b)(2) application is triggered. The FDA may approve the proposed product before the expiration of the 30-month stay only if a court finds the patent invalid or not infringed, or if the court shortens the period because the parties have failed to cooperate in expediting the litigation.

Although restrictions under the consent decree currently preclude us from testing any new generic drugs under development that are made in our facilities, prior to entering into the consent decree, we had submitted ANDAs with the FDA seeking permission to market generic versions of several branded products, including varying strengths of the following:

•	Metadate CD® (methylphenidate hydrochloride) Extended-Release Capsules

•	Ritalin LA® (methylphenidate hydrochloride) Extended-Release Capsules

•	Focalin XR® (dexmethylphenidate hydrochloride) Extended-Release Capsules

•	Keppra XR® (levetiracetam) Extended-Release Tablets

With respect to the first three ANDA submissions noted above, we have sought favorable court rulings in patent infringement actions filed against us by the sponsors of the branded products. On March 1, 2010, we entered into a Settlement Agreement to settle the patent infringement actions with respect to Ritalin LA® and Focalin XR®. See Note 15—“Commitments and Contingencies—Litigation and Governmental Inquiries” of the Notes to the Audited Consolidated Financial Statements included in this prospectus for more information regarding the settlement. On April 2, 2010, we entered into a Settlement and License Agreement to settle the patent infringement action with respect to Metadate CD®. See Note 15—“Commitments and Contingencies” of the Notes to the Audited Consolidated Financial Statements included in this prospectus for more information regarding the settlement.

Paragraph IV opportunities are no longer available to the pending ANDAs due to not obtaining approval or tentative approval of the ANDAs as a result of the consent decree.

180-Day Exclusivity. Under certain circumstances, the Hatch-Waxman Act rewards the first applicant that submits an ANDA containing a Paragraph IV certification with 180 days of marketing exclusivity, during which no later-filed Paragraph IV ANDA for a generic version of the same product can enter the market. The exclusivity does not block approval of products submitted in a 505(b)(2) NDA. The 180-day exclusivity is applied on a “product-by-product” basis, which means that the first applicant (or applicants, if submitting on the same day) to submit an ANDA with a Paragraph IV certification to any listed patent is eligible to receive the single period of exclusivity. Any later applicant that is the first to submit an ANDA containing a Paragraph IV certification to a different patent does not receive exclusivity. The 180-day exclusivity period is triggered only on the first commercial marketing of the first applicant’s (or first applicants’) generic product, but eligibility for exclusivity will be forfeited in certain circumstances, including if the applicant fails to come to market in a timely manner, withdraws the ANDA or all of its Paragraph IV certifications, enters into an anti-competitive agreement with the NDA holder or patent owners, or if all of the patents that earned the applicant the exclusivity expire. On forfeiture, any later-submitted ANDA may be approved once review of the application is complete.

Patent Term Restoration. Under the Hatch-Waxman Act, a portion of the patent term lost during product development and FDA review of an NDA or 505(b)(2) NDA is restored if approval of the application is the first permitted commercial marketing of a drug containing the active ingredient. The patent term restoration period is generally one-half the time between the effective date of the IND and the date of submission of the NDA, plus the time between the date of submission of the NDA and the date of FDA approval of the product. The maximum period of restoration is five years, and the patent cannot be extended to more than 14 years from the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The USPTO, in consultation with the FDA, reviews and approves the application for patent term restoration.

Drug Products Marketed Without FDA Approval. Drugs manufactured according to the Over-the-Counter (“OTC”) monographs in the Code of Federal Regulations can be lawfully marketed in the US without prior approval. Under the FDCA, FDA regulations, and statements of FDA policy, certain drug products are permitted to be marketed in the U.S. without prior approval. Within the past few years, the FDA has revised its enforcement policies, significantly limiting the circumstances under which these unapproved products may be marketed. If the FDA determines that a company is distributing an unapproved product that requires approval, the FDA may take enforcement action in a variety of ways, including product seizures and seeking a judicial injunction against distribution. Moreover, the FDA has said that, if it takes action against a company for an unrelated violation, it may expand its enforcement to other products manufactured or distributed by the company. Previously, in addition to drugs that have been subject to FDA review and approval, we manufactured and distributed a number of drug products without FDA approval. As part of the consent decree, we have agreed not to manufacture or distribute any drugs that require FDA approval unless we have obtained such FDA approval; when we resume production under the terms of the consent decree, any drug product requiring approval that we manufacture and commercially distribute will be the subject of an approved NDA, 505(b)(2) NDA, or ANDA.

Post-Approval/Marketing Obligations. Products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, which include company obligations to manufacture products in accordance with cGMP, maintain and provide to the FDA updated safety and efficacy information, report adverse experiences with the product, keep certain records and periodic reports, obtain FDA approval of certain manufacturing or labeling changes, and comply with FDA promotion and advertising requirements and restrictions. Failure to meet these obligations can result in various adverse consequences, both voluntary and FDA-imposed, including product recalls, withdrawal of approval, restrictions on marketing, and the imposition of civil fines and criminal penalties against the NDA holder. In addition, later discovery of previously unknown safety or efficacy issues may result in restrictions on the product, manufacturer or NDA holder.

Furthermore, new government requirements may be established that could delay or prevent regulatory approval of our products under development, or affect the conditions under which approved products are marketed. For instance, the Food and Drug Administration Amendments Act of 2007 provides the FDA with expanded authority over drug products after approval. This legislation enhanced the FDA’s authority with respect to post-marketing safety surveillance, including, among other things, the authority to require additional post-marketing studies or clinical trials, labeling changes as a result of safety findings, registration of clinical trials, and making clinical trial results publicly available.

Among other things, drug manufacturers and their subcontractors must register their establishments with the FDA and certain state agencies and list their products with the FDA. The FDA periodically inspects manufacturing facilities in the United States and abroad to assure compliance with the applicable cGMP regulations and other requirements. Facilities also are subject to inspections by other federal, foreign, state or local agencies. In complying with the cGMP regulations, manufacturers must continue to expend time, money and effort in recordkeeping and quality control to assure that the product meets applicable specifications and other post-marketing requirements. At the conclusion of an FDA inspection, the FDA investigator may issue a list of inspectional observations, documented on a Form 483 Report. Typically, a company has an opportunity to respond to the Form 483 Report observations and work with the FDA to address the agency’s concerns. Failure to comply with FDA’s cGMP regulations or other requirements can lead to civil, criminal, or administrative sanctions or remedies, including the suspension of manufacturing operations. On February 2, 2009, at the conclusion of an FDA inspection, we were issued a Form 483 that identified a number of instances of alleged cGMP noncompliance. As discussed elsewhere, we voluntarily suspended manufacturing and distribution of our products, and on March 2, 2009, we entered into a consent decree with the FDA regarding our drug manufacturing and distribution. See “Description of the Business— Significant Recent Developments—Discontinuation of Manufacturing and Distribution; Product Recalls; and the FDA Consent Decree” in this prospectus for more information.

Post-approval marketing and promotion of drugs is an area of particular FDA scrutiny and enforcement. Among the issues addressed by FDA regulations are print and broadcast advertising for prescription drugs, promotional activities involving the Internet, dissemination of materials regarding off-label uses of approved products, and sponsorship of scientific and educational activities. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling (known as “off-label use”), manufacturers may not promote such off-label uses. Manufacturers may, however, engage with medical professionals in scientific or medical dialogue that involves information related to off-label uses, so long as it is done in a non-promotional manner.

Prescription Drug Marketing Act. The Prescription Drug Marketing Act (“PDMA”), which amended the FDCA, imposes detailed requirements on the distribution of prescription drug samples and requires state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. Many states also require registration of out-of-state drug manufacturers and distributors who sell products in their states, and may also impose additional requirements or restrictions on out-of-state firms. These requirements vary widely from state-to-state and are subject to change with little or no direct notice to potentially affected firms. Failure to comply with the PDMA or applicable state requirements can lead to sanctions, including substantial civil and criminal penalties and potential restrictions on sales or other activities within particular states.

International Approvals. For international markets, a pharmaceutical company is subject to regulatory requirements, inspections and product approvals substantially identical to those in the United States. In connection with any future marketing, distribution and license agreements that we may enter into, our licensees or we may accept or assume responsibility for such foreign regulatory approvals. The time and cost required to obtain these international market approvals may be different from those required for FDA approval.

U.S. Drug Enforcement Administration. The DEA regulates certain drug products containing controlled substances, such as opioids, and List I chemicals, such as pseudoephedrine, pursuant to the CSA. The CSA and DEA regulations impose specific requirements on manufacturers and other entities that handle these substances including with respect to registration, recordkeeping, reporting, storage, security and distribution. Recordkeeping requirements include accounting for the amount of product received, manufactured, stored and distributed. Companies handling either controlled substances or List I chemicals are also required to maintain adequate security and to report suspicious orders, thefts and significant losses. The DEA periodically inspects facilities for compliance with the CSA and its regulations. Failure to comply with current and future regulations of the DEA could lead to a variety of sanctions, including revocation or denial of renewal of DEA registrations, injunctions, or civil or criminal penalties. In June 2010, we entered into a Memorandum of Agreement (“MoA”) with the DEA agreeing to certain terms and restrictions related to controlled substances in lieu of the DEA initiating Order to Show Cause proceedings to revoke all of our DEA registrations and to deny any pending applications for registration. The MoA was entered into as a result of a routine DEA inspection in September 2008 during which the DEA concluded that we had systematically failed to provide and maintain effective controls and procedures to guard against the theft and diversion of pseudoephedrine and thereby placed the public health and safety at risk. On October 26, 2010 we completed the disposal of this raw material as witnessed by a DEA investigator, which marked the completion of the condition of our MoA with the DEA.

We utilize controlled substances in certain of our current products and products in development and therefore must meet the requirements of the CSA and the related regulations administered by the DEA. These regulations relate to the manufacture, shipment, storage, sale and use of controlled substances. The DEA limits the availability of the active ingredients used in certain of our current products and products in development and, as a result, our procurement quota of these active ingredients may not be sufficient to meet commercial demand or complete clinical trials. We must annually apply to the DEA for procurement quota in order to obtain these substances. Any delay or refusal by the DEA in establishing our procurement quota for controlled substances could delay or stop our clinical trials or product launches, or could cause trade inventory disruptions for those products that have already been launched, which could have a material adverse effect on our business, financial condition, results of operations or cash flows

We are subject to the requirements of the CSA and DEA regulations in the handling of any controlled substances in Schedules II-V or any of the List I chemicals identified in the CSA. Specifically, we are subject to regulation in the current manufacture and distribution of products containing pseudoephedrine, a List I chemical. As a result of a series of amendments to the CSA, the DEA has imposed increased restrictions on the manufacture and distribution of pseudoephedrine products. For example, the Comprehensive Methamphetamine Control Act of 1996 was enacted to authorize the DEA to monitor transactions involving chemicals that may be used illegally in the production of methamphetamine. The Comprehensive Methamphetamine Control Act of 1996 establishes certain registration and recordkeeping requirements for manufacturers of OTC cold, allergy, asthma and diet medicines that contain ephedrine, pseudoephedrine or phenylpropanolamine (“PPA”).

More recently, the Reauthorization Act of 2005 was signed into law on March 9, 2006. The Reauthorization Act of 2005 included the Combat Methamphetamine Epidemic Act. This law further amended the CSA and provided additional requirements for the sale of pseudoephedrine products. Among the various provisions, this national legislation places certain restrictions on the purchase and sale of all products that contain ephedrine, pseudoephedrine or PPA (List I chemical products). The CSA also imposed import and production quotas for List I chemicals, including pseudoephedrine.

The CSA, as amended, also imposed daily restrictions on the amount of List I chemical products a retailer may sell to a consumer (3.6 grams per day) and limitations on the amount of List I chemical products a consumer may purchase (9.0 grams) over a

30-day period. Further, effective September 30, 2006, the CSA requires that (a) retail sellers maintain a logbook that tracks the sales of List I chemical products to individuals, and (b) purchasers provide valid identification in order to purchase List I chemical products. Many states have also enacted legislation regulating the manufacture and distribution of pseudoephedrine products. We are subject to these state requirements as well.

Medicaid and Other Drug Reimbursement Programs. Government reimbursement programs include Medicare, Medicaid, the 340B drug pricing program, Tricare and State Pharmacy Assistance Programs established according to statute, government regulations and policy. The CMS administers the Medicaid drug rebate agreements between the federal government and pharmaceutical manufacturers. Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for all units of its pharmaceuticals that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under a fee-for-service arrangement. (In addition, some states require supplemental rebates as a condition of including the manufacturer’s drug on the state Medicaid program’s Preferred Drug List.) Pursuant to recently enacted health reform legislation, rebates will be due on both Medicaid fee-for-service utilization as well as utilization of Medicaid managed care organizations; however, the timing of the implementation of this change remains unclear because it requires revisions to agreements between state Medicaid programs and such organizations.

This federal requirement is effectuated through the Medicaid rebate agreement, which is between each manufacturer and the Secretary of Health and Human Services. The agreement provides that the drug manufacturer will remit a rebate to each state Medicaid agency, on a quarterly basis. Pursuant to recently enacted health reform legislation, effective for rebate periods after December 31, 2009, the rebates are as follows: for non-innovator products, in general generic drugs marketed under ANDAs, the rebate amount is 13% of the AMP for the quarter; for innovator products, in general brand-name products marketed under NDAs, the rebate amount is the greater of 23.1% of the AMP for the quarter or the difference between such AMP and the best price for that same quarter. The 23.1% is lowered to 17.1% for certain clotting factor and pediatric drug products. An additional rebate for innovator products is payable in the amount by which, if any, the product’s AMP has increased at a rate faster than inflation since the product’s launch. Recently enacted health reform legislation changes the additional rebate formula for certain products that qualify as new formulations of existing drugs, effective for drugs paid for by a state as of the first quarter of calendar year 2010, so that the additional rebate for such products can be increased and based on the additional rebate for the original drug. It also caps the total rebate amount for innovator drugs at 100% of the AMP.

We have a Medicaid rebate agreement in effect with the federal government. Federal and/or state governments have and are expected to continue to enact measures aimed at reducing the cost of drugs to such governmental payers as well as the public, including the enactment in December 2003 of Medicare legislation that expanded the scope of Medicare coverage to include outpatient drugs (Part D), starting in January 2006, the DRA, as well as recently enacted health reform legislation. We cannot predict the nature of such measures or their impact on our profitability. Various states have in recent years also adopted Medicaid supplemental drug rebate programs that are intended to provide the individual states with additional manufacturer rebates on Medicaid utilization over and above those required under a manufacturer’s federal Medicaid agreement. States also have created drug coverage and corresponding manufacturer rebate programs for non-Medicaid populations, known as state pharmaceutical assistance programs. These rebate programs are generally designed to mimic the federal drug rebate program in terms of how the manufacturer rebates are calculated. Although there are a number of Medicaid supplemental and state pharmacy assistance rebate programs in which we participate, they are insignificant in the aggregate compared to our quarterly Medicaid drug rebate obligations.

The DRA amended the Medicaid statute in a number of ways, including to revise the methodology for the calculation of federal upper limits, a type of cap on the amounts a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs where there are at least two equivalent versions on the market, for example, a branded and a generic version, or two or more generic versions) dispensed to Medicaid patients, and AMP, as well as to require the public availability of AMP data.

In July 2007, CMS issued a final rule regarding the calculation of AMP as well as the other statutory amendments made by the DRA. This rule, as required by the DRA amendments, requires CMS to use AMP to calculate federal upper limits. Prior to the enactment of this legal requirement, CMS typically used AWP or WAC in the calculation of federal upper limits. The rule also rejected requests to postpone the public availability of AMP data. In mid-December 2007, a preliminary injunction was granted, resulting in postponement of the actual implementation of these aspects of the DRA and the rule such that AMP currently cannot be used to calculate federal upper limits and also cannot be disclosed to the public. The relevant court case is still pending and the injunction remains in place, resulting in a continual postponement of the implementation of these requirements. We do not know how the new methodology for calculating federal upper limits, if implemented, will affect our pharmacy customers or to what extent these customers will seek to pass on any decrease in Medicaid reimbursements to us. We cannot predict how the sharing of manufacturer-specific data may impact competition in the marketplace. Recently enacted health reform legislation also will affect these issues. Effective fourth quarter of calendar year 2010, the federal upper limit will be calculated using a weighted average AMP, based only on those multiple source drugs that are nationally available for purchase by retail community pharmacies and where there are three or more equivalent versions of the product on the market. The definition of AMP also will change, which may affect the Medicaid rebate amount, as described above. In addition, this legislation will change the publicly available AMP data to include only weighted average monthly AMPs as well as average retail survey prices determined by the Medicaid program.

A manufacturer must also participate in the 340B drug pricing program in order for federal funds to be available to pay for the manufacturer’s drugs under Medicaid and Medicare Part B. Under this program, the participating manufacturer agrees to charge statutorily-defined covered entities no more than the 340B discounted price for the manufacturer’s covered outpatient drugs. The formula for determining the discounted purchase price is defined by statute and is based on the AMP and rebate amount for a particular product as calculated under the Medicaid drug rebate program, discussed above. To the extent that recently enacted health reform legislation, as discussed above, causes the statutory and regulatory definitions of AMP and the Medicaid rebate amount to change, these changes also will impact the discounted purchase prices that a manufacturer is obligated to provide under this program. This same health care reform legislation also expands the 340B drug pricing program to include new entity types and obligates manufacturers to sell to covered entities if they sell to any other purchaser, effective for drugs purchased on or after January 1, 2010.

The recently enacted health care reform legislation currently is the subject of further proposed amendments in Congress, which if passed, could further impact these programs and us.

There has been enhanced political attention, governmental scrutiny and litigation at the federal and state levels of the prices paid or reimbursed for pharmaceutical products under Medicaid and other government programs. See “Risk Factors—Investigations of the calculation of average wholesale prices may adversely affect our business” and Note 15—“Commitments and Contingencies—Litigation and Governmental Inquiries” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.

In March 2011, CMS issued an informational bulletin to state Medicaid programs that they can choose to pay for the extemporaneously compounded hydroxyprogesterone caproate as an active pharmaceutical ingredient and this can be covered under the “medical supplies, equipment and appliances suitable for use in the home” portion of home health. Because CMS does not require states to list all of the items they cover under this section in the Medicaid state plan, states can cover hydroxyprogesterone caproate under their current state plans and do not need to submit a state plan amendment to provide for such coverage.

Federal Contracting/Pricing Requirements. We also make our products available for purchase by authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration pursuant to our FSS contract with the Department of Veterans Affairs. Under the Veterans Health Care Act of 1992 (the “VHCA”), we are required to offer deeply discounted FSS contract pricing to four federal agencies—the Department of Veterans Affairs, the Department of Defense (“DoD”), the Coast Guard and the Public Health Service (including the Indian Health Service)—for federal funding to be made available to pay for our products under the Medicaid program and Medicare Part B, and for our products to be eligible to be purchased by those four federal agencies and certain federal grantees. FSS pricing to those four federal agencies must be equal to or less than the federal ceiling price (“FCP”), which is, at a minimum, 24% off the Non-Federal Average Manufacturer Price, or “Non-FAMP,” for the prior fiscal year. In addition, if we are found to have knowingly submitted false information to the government, the VHCA provides for civil monetary penalties not to exceed $100,000 per false item of information in addition to other penalties available to the government.

Tricare Retail Program. On March 17, 2009, the DoD Tricare Management Activity (“TMA”) issued a Final Rule pursuant to Section 703 of the National Defense Authorization Act of 2008 (“NDAA”) to establish a program under which it will seek Federal Ceiling Price-based rebates from drug manufacturers on Tricare retail utilization. Under the Final Rule, which became effective May 26, 2009, DoD asserts an entitlement to rebates on Tricare Retail Pharmacy utilization from January 28, 2008 forward, unless TMA grants a waiver or compromise of amounts due from quarters that have passed prior to execution of a voluntary agreement with DoD. Ther-Rx submitted a request for waiver for the entirety of its rebate liability based on utilization occurring on or after January 28, 2008, and before July 15, 2009, the effective date of its Tricare voluntary rebate agreement with DoD. The total amount for which a waiver was requested is approximately $500,000. ETHEX did not request a waiver, instead opting to pay all rebate liability since the date of enactment of the NDAA. ETHEX also entered into a Tricare voluntary rebate agreement with DoD, which became effective July 13, 2009.

Pursuant to the terms of the Final Rule, during the pendency of Ther-Rx’s waiver request, we are not required to pay rebates for amounts subject to the request and DoD considers our Company in compliance with the requirements of the Final Rule with respect to the requirement to pay such amounts. In addition, in the event that DoD does not grant our request in full, we have reserved the right to challenge DoD’s assertion that it is owed rebates based on Tricare retail utilization from the date of enactment of the NDAA and prior to the execution of a voluntary agreement.

The Final Rule provides that, absent an agreement from the manufacturer to provide Tricare retail rebates, DoD will designate the manufacturer’s product(s) as Tier 3 (non-formulary) and require that beneficiaries obtain prior authorization in order for the product(s) to be dispensed at a Tricare retail pharmacy. Moreover, DoD has asserted in the Final Rule the right to apply offsets and/or proceeds under the Debt Collection Act, in the event that a company does not pay rebates. DoD required rebate agreements to be submitted by manufacturers on or before June 1, 2009. We submitted proposed voluntary pricing for both Ther-Rx and ETHEX in a timely manner.

Per the Final Rule, rebates are computed by subtracting the applicable FCP from the corresponding Annual Non-FAMP. We believe the estimated liability for Tricare retail utilization from January 28, 2008 through July 14, 2009 is approximately $500,000. It is possible that, pursuant to the waiver request submitted by us, in accordance with the provisions of the Final Rule, DoD will agree to accept a lesser sum or waive payment of the entire amount for these pre-agreement periods.

Anti-Kickback and False Claims Statutes. In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical and medical device industries in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration to individuals or entities in a position to prescribe, purchase, or recommend our products may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid or to reduce an amount owed to the federal government. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product or for allegedly misreporting the pricing data on which Medicaid rebates are calculated so as to reduce the amount of rebates owed to state Medicaid programs. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. We understand that our subsidiary ETHEX has been named as a defendant in a qui tam litigation filed under seal based on such claims with respect to certain unapproved drug products sold by ETHEX and we have been responding to subpoenas and inquiries by HHS OIG and the U.S.

Department of Justice’s U.S. Attorney’s Office in Boston in connection with such claims (see Note 13—“Long-Term Debt” of the Notes to the Audited Consolidated Financial Statements included in this prospectus). The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, debarment from contracting with the government, criminal fines, and imprisonment.

Environment

We do not expect that compliance with federal, state or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment will have a material effect on our capital expenditures, earnings or competitive position.

Employees

We have realigned and restructured our sales force and our production workforce. As a result of such measures, we reduced our employee headcount from approximately 681 on February 28, 2010 to approximately 392 on March 31, 2010 and to approximately 304 on March 31, 2011.

Company Properties

Our corporate headquarters is located at One Corporate Woods Drive, Bridgeton, Missouri. We currently lease a building from an affiliated partnership of David S. Hermelin, one of our directors, and Marc S. Hermelin, our former Chairman and former Board member and former Chief Executive Officer. This lease expires on December 31, 2011.

In addition, we lease or own the facilities shown in the following table. All of these facilities are located in the St. Louis, Missouri metropolitan area.

SQUARE FOOTAGE	USAGE	LEASE EXPIRES	RENEWAL OPTIONS
Leased Facilities
35,000	KV Office	12/31/11	3 Years
23,000	KV Office/R&D/Mfg.	12/31/11	5 Years	(1)
41,316	KV Warehouse	11/30/11	None
33,860	Pharmaceutical Division Offices	05/01/13	5 Years

133,176
Owned Facilities
124,000	KV Office/Mfg.
121,731	KV Office/Whse./Lab(2)
90,336	KV Mfg.
90,000	KV Lab
315,000	KV Mfg./Whse./Corporate/ETHEX/Ther-Rx Office(2)
260,000	ETHEX/Ther-Rx/PDI Distribution(2)

1,001,067

(1)	Two five-year options.
(2)	In March 2006, we entered into a $43.0 million mortgage loan arrangement with one of our primary lenders secured, in part, by these properties. This loan bears interest at a rate of 5.91% (and a default rate of 10.905%) and matures on April 1, 2021.

Properties used in our operations are considered suitable for the purposes for which they are used and are believed to be adequate to meet our needs for the reasonably foreseeable future. However, we will consider leasing or purchasing additional facilities from time to time, when attractive facilities become available, to accommodate the consolidation of certain operations and to meet future operational plans.

Legal Proceedings and Governmental Inquiries

Resolution of one or more of the matters described below could have a material adverse effect on the Company’s results of operations, financial condition or liquidity. The Company intends to vigorously defend its interests in the matters described below while cooperating in governmental inquiries.

The Company and its subsidiaries DrugTech Corporation and Ther-Rx were named as defendants in a declaratory judgment case filed in the U.S. District Court for the District of Delaware by Lannett Company, Inc. (“Lannett”) on June 6, 2008 and styled Lannett Company Inc. v. KV Pharmaceuticals et al. The action sought a declaratory judgment of patent invalidity, patent non-infringement, and patent unenforceability for inequitable conduct with respect to five patents owned by, and two patents licensed to, the Company or its subsidiaries and pertaining to the PrimaCare ONE® product marketed by Ther-Rx Corporation; unfair competition; deceptive trade practices; and antitrust violations. On June 17, 2008, the Company filed suit against Lannett in the form of a counterclaim, asserting infringement of three of the Company’s patents, infringement of its trademarks (PrimaCare® and PrimaCare ONE®), and various other claims. On March 23, 2009, a Consent Judgment was entered by the U.S. District Court of Delaware, in which the patents were not found invalid or unenforceable, and the manufacture, sale, use, importation, and offer for sale of the Lannett Products Multivitamin with Minerals and OB-Natal ONE were found to infringe the patents. Judgment was also entered in favor of the Company on its claim for trademark infringement based on Lannett’s marketing of Multivitamin with Minerals in bottles. Unless permitted by license, Lannett, its officers, directors, agents, and others in active concert and participation with them are permanently enjoined and restrained from infringing on these patents during the terms of such patents, by making, using, selling, offering for sale, or importing the products or mere colorable variations thereof; and unless permitted by license, Lannett is permanently enjoined and restrained from infringing the trademark PrimaCare ONE. All other claims and counterclaims have been dismissed with prejudice. On

March 17, 2009, the Company and Lannett entered into a settlement and license agreement pursuant to which Lannett may continue to market its prenatal products under the Company’s U.S. Patent Nos. 6,258,846 (the “846 Patent”), 6,576,666 (the “666 Patent”) and 7,112,609 (the “609 Patent”) until the later of (1) October 17, 2009, or (2) 45 days after the Company notifies Lannett in writing that the Company has received regulatory approval to return PrimaCare ONE or a successor product to the market or that the Company has entered into an agreement with a third-party that intends to introduce a product under the PrimaCare marks evidenced by U.S. Trademark Registrations 2,582,817 and 3,414,475. In consideration for the foregoing, Lannett has agreed to pay the Company a royalty fee equal to (1) 20% of Lannett’s net sales of its prenatal products using the license set forth in the settlement and license agreement on or before October 17, 2009 and (2) 15% of such net sales after October 17, 2009. On May 27, 2010, Lannett filed suit against the Company and its subsidiaries alleging breach of the binding agreement and settlement reached on March 17, 2009. On June 30, 2010, the Company, Drug Tech and Ther-Rx filed a Motion for Summary Judgment Dismissing Lannett’s Complaint and Summary Judgment on Counterclaims for Breach of Contract. On December 15, 2010, the parties entered into a Settlement Agreement pursuant to which Lannett agreed to pay the Company $0.85 million for all royalties owed by Lannett to the Company, the license previously granted by the Company to Lannett would cease on January 1, 2011, and Lannett and its affiliates would cease making, using or selling products covered by the licensed patents, and following receipt of the payment, the lawsuit would be dismissed. We recorded $0.85 million in royalty income in December 2010.

Due to the FDA consent decree, an approval or a tentative approval was not obtained in the required time frame for any of the Company’s Paragraph IV ANDA filings. Therefore, the 180 days Hatch-Waxman Act exclusivity was lost.

The Company and ETHEX were named as defendants in a case brought by CIMA LABS, Inc. and Schwarz Pharma, Inc. and styled CIMA LABS, Inc. et al. v. KV Pharmaceutical Company et al., filed in U.S. District Court for the District of Minnesota. CIMA alleged that the Company and ETHEX infringed on a CIMA patent in connection with the manufacture and sale of Hyoscyamine Sulfate Orally Dissolvable Tablets, 0.125 mg. The Court entered a stay pending the outcome of the U.S. Patent and Trademark Office (“USPTO”) reexamination of a patent at issue in the suit. On August 17, 2009, the Court entered an order “administratively” terminating this action in Minnesota, but any party has the right to seek leave to reinstitute the case. On September 30, 2009, on appeal of the Examiner’s rejection of the claims, the Board of Patent Appeals and Interferences affirmed the Examiner’s rejections. After the Board’s denial of CIMA’s appeal, CIMA requested a rehearing with the Board, which remains pending.

The Company and/or ETHEX have been named as defendants in certain multi-defendant cases alleging that the defendants reported improper or fraudulent pharmaceutical pricing information, i.e., average wholesale price, or AWP, and/or wholesale acquisition cost, or WAC, information, which allegedly caused the governmental plaintiffs to incur excessive costs for pharmaceutical products under the Medicaid program. Cases of this type have been filed against the Company and/or ETHEX and other pharmaceutical manufacturer defendants by the States of Massachusetts, Alabama, Mississippi, Louisiana, Utah and Iowa, by New York City, and by approximately 45 counties in New York State. The State of Mississippi effectively voluntarily dismissed the Company and ETHEX without prejudice on October 5, 2006 by virtue of the State’s filing an Amended Complaint on such date that does not name either the Company or ETHEX as a defendant. On August 13, 2007, ETHEX settled the Massachusetts lawsuit and received a general release of liability with no admission of liability. On October 7, 2008, ETHEX settled the Alabama lawsuit for $2 million and received a general release of liability with no admission of liability. On November 25, 2009, ETHEX settled the New York City and New York county cases (other than the Erie, Oswego and Schenectady County cases) for $3 million and received a general release of liability. On February 23, 2010, ETHEX settled the Iowa lawsuit for $0.5 million and received a general release of liability. On August 25, 2010, ETHEX settled the Erie, Oswego and Schenectady Counties lawsuit for $0.08 million and received a general release of liability. On October 21, 2010, the Company received a subpoena from the Florida Office of Attorney General requesting information related to ETHEX’s pricing and marketing activities. The Company is currently complying with the State’s request for documents and pricing information. In November 2010, the Company and ETHEX were served with a complaint with respect to an AWP case filed by the State of Louisiana. In January 2011, the Company filed Defendants’ Exceptions of Nonconformity and Vagueness of the Petition, Improper Cumulation and Joinder, No Right of Action, Prescription and Preemption and No Cause of Action with respect to the Louisiana lawsuit.

The Company received a subpoena from HHS OIG in 2007, seeking documents with respect to two of ETHEX’s nitroglycerin products. Both are unapproved products, that is, they have not received FDA approval. (In certain circumstances, FDA approval may not be required for drugs to be sold in the marketplace.) The subpoena stated that it is in connection with an investigation into potential false claims under Title 42 of the U.S. Code, and appears to pertain to whether these products were eligible for reimbursement under federal health care programs. On or about July 2, 2008, the Company received a supplementary subpoena in this matter, seeking additional documents and information. In a letter dated August 4, 2008, that subpoena was withdrawn and a separate supplementary subpoena was substituted. In October 2009, HHS OIG identified five additional products as being subject to its investigation: Hydro-tussin (carbinoxamine); Guaifenex (extended release); Hyoscyamine sulfate (extended-release); Hycoclear (hydrocodone); and Histinex (hydrocodone). The Company has provided additional documents requested in the subpoena, as supplemented. Discussions with the U.S. Department of Justice and the United States Attorney’s Office for the District of Massachusetts indicate that this matter is a False Claims Act qui tam action that is currently still under seal and that the government is reviewing similar claims relating to other drugs manufactured by ETHEX, as well as drugs manufactured by other companies. The Company has not been provided a copy of the qui tam complaint. On or about March 26, 2009, the Company consented to an extension of the time during which the government may elect to intervene in the qui tam lawsuit. The Company has been in discussions with HHS OIG and Department of Justice regarding possible settlement of these claims.

On December 12, 2008, by letter, the Company was notified by the staff of the SEC that it had commenced an informal inquiry to determine whether there have been violations of certain provisions of the federal securities laws. On November 23, 2010, by email, the Company was notified by the staff of the SEC that it had commenced an informal inquiry pertaining to potential insider trading and requested information pertaining to an employee. The Company is cooperating with the government and, among other things, has provided copies of requested documents and information. On February 22, 2011, the staff of the SEC sent the Company a letter advising it that it had closed this inquiry pertaining to potential insider trading as to the Company and did not intend to recommend any enforcement action pertaining to the Company.

As previously disclosed in our Annual Report on Form 10-K for fiscal year 2010, we, at the direction of a special committee of the Board of Directors, responded to requests for information from the Office of the United States Attorney for the Eastern District of Missouri and FDA representatives working with that office. In connection therewith, on February 25, 2010, the Board, at the recommendation of the special committee, approved entering into a plea agreement subject to court approval with the Office of the United States Attorney for the Eastern District of Missouri and the Office of Consumer Litigation of the United States Department of Justice (referred to herein collectively as the “Department of Justice”).

The plea agreement was executed by the parties and was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 2, 2010. Pursuant to the terms of the plea agreement, ETHEX pleaded guilty to two felony counts, each stemming from the failure to make and submit a field alert report to the FDA in September 2008 regarding the discovery of certain undistributed tablets that failed to meet product specifications. Sentencing pursuant to the plea agreement also took place on March 2, 2010.

Pursuant to the plea agreement, ETHEX agreed to pay a criminal fine in the amount of $23.437 million in four installments. The first installment, in the amount of $2.344 million, was due within 10 days of sentencing. The second and third installments, each in the amount of $5.859 million, were originally due on December 15, 2010 and July 11, 2011, respectively. The fourth and final installment, in the amount of $9.375 million, was originally due on July 11, 2012. ETHEX also agreed to pay, within 10 days of sentencing, restitution to the Medicare and the Medicaid programs in the amounts of $1.762 million and $0.573 million, respectively. In addition to the fine and restitution, ETHEX agreed not to contest an administrative forfeiture in the amount of $1.796 million, which was payable 45 days after sentencing and satisfies any and all forfeiture obligations ETHEX may have as a result of the guilty plea. In total, ETHEX agreed to pay fines, restitution and forfeiture in the aggregate amount of $27.569 million.

On November 15, 2010, upon the motion of the Department of Justice, the court vacated the previous fine installment schedule and imposed a new fine installment schedule using the standard federal judgment rate of 0.22% per annum, payable as follows:

Payment Amount	Interest Amount	Payment Due Date
$1,000,000	$—	December 15, 2010
1,000,000	1,097	June 15, 2011
1,000,000	2,200	December 15, 2011
2,000,000	6,606	June 15, 2012
4,000,000	17,624	December 15, 2012
5,000,000	27,515	June 15, 2013
7,093,644	47,000	December 15, 2013

The Company made its first installment payment due on December 15, 2010.

In exchange for the voluntary guilty plea, the Department of Justice agreed that no further federal prosecution will be brought in the Eastern District of Missouri against ETHEX, the Company or the Company’s wholly-owned subsidiary, Ther-Rx, regarding allegations of the misbranding and adulteration of any oversized tablets of drugs manufactured by the Company, and the failure to file required reports regarding these drugs and patients’ use of these drugs with the FDA, during the period commencing on January 1, 2008 through December 31, 2008.

In connection with the guilty plea by ETHEX, ETHEX was expected to be excluded from participation in federal healthcare programs, including Medicare and Medicaid. In addition, as a result of the guilty plea by ETHEX, HHS OIG had discretionary authority to also exclude the Company from participation in federal healthcare programs. However, the Company is in receipt of correspondence from HHS OIG stating that, absent any transfer of assets or operations that would trigger successor liability, HHS OIG has no present intent to exercise its discretionary authority to exclude the Company as a result of the guilty plea by ETHEX.

In connection with the previously anticipated exclusion of ETHEX from participation in federal healthcare programs, the Company ceased operations of ETHEX on March 2, 2010. However, the Company has retained the ability to manufacture, market and distribute (once the requirements under the consent decree have been met) all generic products and is in possession of all intellectual property related to generic products, including all NDAs and ANDAs.

On November 15, 2010, we entered into the Divestiture Agreement with HHS OIG under which we agreed to sell the assets and operations of ETHEX to unrelated third parties by April 28, 2011 and to file articles of dissolution with respect to ETHEX under Missouri law by that date. We filed articles of dissolution for ETHEX on December 15, 2010. Following such filing, under the Divestiture Agreement, ETHEX may not engage in any new business other than for winding up its operations and will engage in a process provided under Missouri law to identify and resolve its liabilities over at least a two-year period. Under the terms of the agreement, HHS OIG agreed not to exclude ETHEX from federal healthcare programs until April 28, 2011 and, upon completion of the sale of the ETHEX assets and of the filing of the articles of dissolution of ETHEX, the agreement will terminate. Civil monetary penalties and exclusion of ETHEX may occur if we fail to meet our April 28, 2011 deadline. The sales of ETHEX’s assets (other than certain fixtures as to which HHS OIG has consented to non-divestiture) were completed prior to the April 28, 2011 deadline and ETHEX no longer has any material ongoing assets or operations other than those required to conclude the winding up process under Missouri law. We have also received a letter from HHS OIG advising us further that assuming that we have complied with all agreements deemed necessary by HHS OIG, HHS OIG would not exclude ETHEX thereafter. On April 1, 2011, we requested confirmation from HHS OIG that the steps and actions described in our reports to HHS OIG constituted full compliance with the duties KV and ETHEX were to complete by April 28, 2011 under the Divestiture Agreement, such that they are not at risk for stipulated penalties or exclusion after that date. On April 8, 2011, we received a letter from HHS OIG stating that, at this time, based upon the information provided to HHS OIG in our monthly submissions, HHS OIG has no concerns regarding the actions taken by KV and ETHEX pursuant to the Divestiture Agreement.

The Company currently does not anticipate that the voluntary guilty plea by ETHEX will have a material adverse effect on the Company’s efforts to comply with the requirements pursuant to the consent decree and to resume production and shipments of its approved products.

On November 10, 2010, Marc S. Hermelin voluntarily resigned as a member of the Board. The Company had been advised that HHS OIG notified Mr. M. Hermelin that he would be excluded from participating in federal healthcare programs effective November 18, 2010. In an effort to avoid adverse consequences to the Company, including a potential discretionary exclusion of the Company, and to enable it to secure its expanded financial agreement with U.S. Healthcare, the Company, HHS OIG, Mr. M. Hermelin and his wife (solely with respect to her obligations thereunder, including as joint owner with Mr. M. Hermelin of certain shares of Company stock) entered into the Settlement Agreement under which Mr. M. Hermelin also resigned as trustee of all family trusts that hold KV stock, agreed to divest his personal ownership interests in the Company’s Class A Common and Class B Common Stock (approximately 1.8 million shares, including shares held jointly with his wife) over an agreed upon period of time in accordance with a divestiture plan and schedule approved by HHS OIG, and agreed to refrain from voting stock under his personal control. In order to implement such agreement, Mr. M. Hermelin and his wife granted to an independent third party immediate irrevocable proxies and powers of attorney to divest their personal stock interests in the Company if Mr. M. Hermelin does not timely do so. The Settlement Agreement also required Mr. M. Hermelin to agree, for the duration of his exclusion, not to seek to influence or be involved with, in any manner, the governance, management, or operations of the Company. On March 14, 2011, Mr. M. Hermelin pleaded guilty to two federal misdemeanor counts pertaining to misbranding of two oversized morphine sulfate tablets, as a responsible corporate officer of the Company at the time that such tablets were introduced into interstate commerce.

On March 22, 2011, Mr. M. Hermelin made a demand on the Company for indemnification with respect to $1.9 million in fines paid by Mr. M. Hermelin in connection with a guilty plea during March 2011 with respect to two federal misdemeanor counts pertaining to being a responsible corporate officer of the Company at the time that there was a misbranding of two morphine sulfate tablets containing more of the active ingredient than stated on the label, in addition to certain attorneys’ fees and expenses. In addition, the Company had previously advanced approximately $3.7 million to Mr. M. Hermelin for legal fees covering various matters including the FDA and SEC investigations, the Department of Justice inquiry, the Audit Committee investigation, HHS OIG exclusion and various class action lawsuits, under the terms of an indemnification agreement between Mr. M. Hermelin and the Company that was established when he served as Chairman of the Board and Chief Executive Officer of the Company. The Company has also received but not paid approximately $1.3 million of invoices for additional legal fees generally covering the same matters and that are outstanding since September 2010 through April 2011 for which Mr. M. Hermelin is demanding indemnification. Under the Company’s standard Indemnification Agreement entered into with each director, as a condition for the advancement of expenses, each director is required to sign an undertaking to reimburse the Company for the advanced expenses in the event that it is found that the director is not entitled to indemnification. Mr. M. Hermelin’s demand and the amounts previously advanced and unpaid are under review by a special committee appointed by the Board of Directors of the Company.

As long as the parties comply with the Settlement Agreement, HHS OIG has agreed not to exercise its discretionary authority to exclude the Company from participation in federal health care programs, thereby allowing the Company and its subsidiaries (with the single exception of ETHEX, which has been dissolved pursuant to the Divestiture Agreement with HHS OIG) to continue to conduct business through all federal and state healthcare programs.

As a result of Mr. M. Hermelin’s resignation and the two agreements with HHS OIG, the Company believes that it has resolved its remaining issues with respect to HHS OIG and is positioned to continue to participate in federal health care programs now and in the future.

The Company has received a subpoena from the State of California Department of Justice seeking documents with respect to ETHEX’s NitroQuick product. In an email dated August 12, 2009, the California Department of Justice advised that after reading CMS Release 151, it might resolve the subpoena that was issued. The Company provided limited information requested by the California Department of Justice on October 7, 2009, and on November 10, 2009, the California Department of Justice informed the Company that the California Department of Justice is contemplating what additional information, if any, it will request.

On February 27, 2009, by letter, the Company was notified by the U.S. Department of Labor that it was conducting an investigation of the Company’s Fifth Restated Profit Sharing Plan and Trust, to determine whether such plan is conforming with the provisions of Title I of the Employee Retirement Income Security Act (“ERISA”) or any regulations or orders thereunder. The Company cooperated with the Department of Labor in its investigation and on August 27, 2009, the Department of Labor notified the Company it had completed a limited review and no further review was contemplated at that time. On July 7, 2010, by letter, the U.S. Department of Labor notified the Company it was again conducting a review of the Company’s Fifth Restated Profit Sharing Plan and Trust. The Company provided the requested documents and has heard nothing further.

On February 3, 2009, plaintiff Harold Crocker filed a putative class-action complaint against the Company in the United States District Court for the Eastern District of Missouri, Crocker v. KV Pharmaceutical Co., et al., No. 4-09-cv-198-CEJ. The Crocker case was followed shortly thereafter by two similar cases, also in the Eastern District of Missouri (Bodnar v. KV Pharmaceutical Co., et al., No. 4:09-cv-00222-HEA, on February 9, 2009, and Knoll v. KV Pharmaceutical Co., et al., No. 4:09-cv-00297-JCH, on February 24, 2009). The two later cases were consolidated into Crocker so that only a single action existed thereafter, and the plaintiffs filed a Consolidated Amended Complaint on June 26, 2009 (the “Complaint”).

The Complaint purported to state claims against the Company and certain current and former employees for alleged breach of fiduciary duties to participants in the Company’s 401(k) plan. Defendants, including the Company and certain of its directors and officers, moved to dismiss the amended complaint on August 25, 2009, and briefing of those motions was completed on October 19, 2009. The court granted the motion to dismiss the Company and all individual defendants on March 24, 2010. A motion to alter or amend the judgment and second amended consolidated complaint was filed on April 21, 2010. The Company, on May 17, 2010, filed a Memorandum in Opposition to plaintiff’s motion to alter or amend the judgment and for leave to amend the consolidated complaint. On October 20, 2010, the Court denied plaintiffs’ motion to alter or amend the judgment and for leave to amend the complaint. Plaintiffs requested mediation and the Company agreed to this request. On February 15, 2011, during such mediation, this litigation was settled by an agreement in principle of the parties for an amount equal to $3.0 million payable in full from the Company’s insurance coverage.

On December 2, 2008, plaintiff Joseph Mas filed a complaint against the Company, in the United States District Court for the Eastern District of Missouri, Mas v. KV Pharma. Co., et al., Case No. 08-CV-1859. On January 9, 2009, plaintiff Herman Unvericht filed a complaint against the Company also in the Eastern District of Missouri, Unvericht v. KV Pharma. Co., et al., Case No. 09-CV-0061. On January 21, 2009, plaintiff Norfolk County Retirement System filed a complaint against the Company, again in the Eastern District of Missouri, Norfolk County Retirement System v. KV Pharma. Co., et al., Case No. 09-CV-00138. The operative complaints in these three cases purport to state claims arising under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a putative class of stock purchasers. On April 15, 2009, the Honorable Carol E. Jackson consolidated the Unvericht and Norfolk County cases into the Mas case already before her. The amended complaint for the consolidated action, styled Public Pension Fund Group v. KV Pharma. Co., et al., Case No. 4:08-CV-1859 (CEJ), was filed on May 22, 2009. Defendants, including the Company and certain of its directors and officers, moved to dismiss the amended complaint on July 27, 2009, and briefing was completed on the motions to dismiss on September 3, 2009. The court granted the motion to dismiss the Company and all individual defendants in February 2010. On March 18, 2010, the plaintiffs filed a motion for relief from the order of dismissal and to amend their complaint, and also filed a notice of appeal. The Company filed its opposition to plaintiffs’ motion for relief from judgment and to amend the complaint on April 8, 2010. Briefing was completed on April 29, 2010. On October 20, 2010, the Court denied plaintiffs’ motion for relief from the order of dismissal and to amend pleadings. On November 1, 2010, the plaintiffs filed a notice of appeal.

On October 2, 2009, the U.S. Equal Employment Opportunity Commission sent the Company a Notice of Charge of Discrimination regarding a charge, dated September 23, 2009, of employment discrimination based on religion (in connection with the termination of his employment with the Company) filed against the Company by David S. Hermelin, a current director and former Vice President, Corporate Strategy and Operations Analysis of the Company. On January 29, 2010, the Company filed its response to the Notice of Charge of Discrimination, which stated the Company’s position that Mr. D. Hermelin’s termination had nothing to do with religious discrimination and that his claim should be dismissed.

The Company and/or ETHEX are named defendants in at least 39 pending product liability or other lawsuits that relate to the voluntary product recalls initiated by the Company in late 2008 and early 2009. The plaintiffs in these lawsuits allege damages as a result of the ingestion of purportedly oversized tablets allegedly distributed in 2007 and 2008. The lawsuits are pending in federal and state courts in various jurisdictions. The 39 pending lawsuits include 9 that have settled but have not yet been dismissed. In the 39 pending lawsuits, two plaintiffs allege economic harm, 29 plaintiffs allege that a death occurred, and the plaintiffs in the remaining lawsuits allege non-fatal physical injuries. Plaintiffs’ allegations of liability are based on various theories of recovery, including, but not limited to strict liability, negligence, various breaches of warranty, misbranding, fraud and other common law and/or statutory claims. Plaintiffs seek substantial compensatory and punitive damages. Two of the lawsuits are putative class actions seeking economic damages with respect to recalled products, one of the lawsuits is on behalf of 27 claimants, and the remaining lawsuits are individual lawsuits or have two plaintiffs. One of these putative class actions, styled LeFaivre v. KV Pharmaceutical Company et al., seeks economic damages with respect to recalled metoprolol succinate product. During January 2011, the decision of the U.S. District Court dismissing the case in favor of the Company was reversed on appeal. The Company requested reconsideration by the appellate court, which was denied in March 2011, and the Company has filed a motion for appellate review en banc, which is pending. The Company believes that these lawsuits are without merit and is vigorously defending against them, except where, in its judgment, settlement is appropriate. In addition to the 39 pending lawsuits, there are at least 31 pending pre-litigation claims (at least 6 of which involve a death) that may or may not eventually become lawsuits. The Company has also resolved a significant number of related product liability lawsuits and pre-litigation claims. In addition to self insurance, the Company possesses third party product liability insurance, which the Company believes is applicable to the pending lawsuits and claims.

The Company and ETHEX are named as defendants in a complaint filed by CVS Pharmacy, Inc. (“CVS”) in the United States District Court for the District of Rhode Island on or about February 26, 2010 and styled CVS Pharmacy, Inc. v. K-V Pharmaceutical Company and Ethex Corporation (No. CA-10-095) (“CVS Complaint”). The CVS Complaint alleges three claims: breach of contract, breach of implied covenant of good faith and fair dealing, and, in the alternative, promissory estoppel. CVS’ claims are premised on the allegation that the Company and/or ETHEX failed to perform their alleged promises to either supply CVS with its requirements for certain generic drugs or reimburse CVS for any higher price it must pay to obtain the generic drugs. CVS seeks damages of no less than $0.1 million, plus interest and costs. The Company was served with the CVS Complaint on March 8, 2010. An Answer was filed on April 14, 2010. On June 2, 2010, the Company filed a Motion to Dismiss this action based on failure to join an indispensible party and lack of standing. On July 21, 2010, CVS filed objections to the Company’s Motion to Stay Discovery and Motion to Dismiss. On July 28, 2010, the Judge denied the Company’s Motion to Stay Discovery pending the Motion to Dismiss without issuing a decision. On January 28, 2011, the federal magistrate recommended that the Company’s Motion to Dismiss the Complaint be granted. The plaintiff is filing a notice of objection to the magistrate’s recommendation. In March 2011, CVS and its parent CVS Caremark Corporation filed a similar complaint, seeking damages similar to those sought in the federal case and adding another breach of contract claim, in state court in Superior Court of Providence County, Rhode Island, against the Company, ETHEX and Nesher. The parties have entered into a stipulation to stay the time for the Company to answer the state court complaint until May 20, 2011.

On July 29, 2010, the Company and FP1096, Inc. filed an action in the U.S. District Court for the District of Delaware against Perrigo Israel Pharmaceuticals, Ltd., Perrigo Company and FemmePharma Holding Company, Inc. for infringement of U.S. Patent 5,993,856. A settlement was entered into with Perrigo Israel Pharmaceuticals, Ltd. and Perrigo Company on December 16, 2010 and the case was dismissed.

Robertson v. Ther-Rx Corporation, U.S. District Court for the Middle District of Alabama, Civil Case No. 2:09-cv-01010-MHT-TFM, filed October 30, 2009, by a Ther-Rx sales representative asserting non-exempt status and the right to overtime pay under the Fair Labor Standards Act for a class of Ther-Rx sales representatives and under the Family and Medical Leave Act of 1993 (with respect to plaintiff’s pregnancy) and Title VII of the Civil Rights Act of 1964 (also with respect to termination allegedly due to her pregnancy and to her complaints about being terminated allegedly as a result of her pregnancy). An additional seven Ther-Rx sales representatives have joined as plaintiffs. Class certification arguments are pending before the court. On December 22, 2010, a settlement in principle was reached between the parties.

The Company entered into a License and Supply Agreement (“Strides Agreement”) with Strides Arcolab and Strides, Inc. (collectively, “Strides”) as well as a Share Purchase Agreement with Strides Arcolab on May 5, 2005. Strides purported to terminate the Strides Agreement on March 11, 2009 due to the Company’s alleged failure to provide adequate assurances on its ability to perform under the Agreement to which the Company denied that the Strides Agreement was terminated. On October 20, 2009, the Company filed a Statement of Claim and Requests for Arbitration with the International Chamber of Commerce alleging that Strides had anticipatorily repudiated the Strides Agreement. On January 26, 2010, Strides filed its Answer and Counterclaims generally denying the allegations and on March 11, 2010, the Company filed its Answer generally denying Strides’ counterclaims. On December 13, 2010, the parties settled the arbitration by an agreed termination of the agreements between the parties, Strides’ retaining all rights to the product development work done under the agreements, the Company’s returning Strides’ stock certificates, and Strides’ paying the Company $7.25 million.

On October 13, 2009, the Company filed a Complaint in the United States District Court for the Eastern District of Missouri, Eastern Division, against J. Uriach & CIA S.A. (“Uriach”) seeking damages for breach of contract and misappropriation of the Company’s trade secrets and that Uriach be enjoined from further use of the Company’s confidential information and trade secrets. On September 28, 2010, the Court issued a Memorandum and Order granting defendant’s Motion to Dismiss for lack of personal jurisdiction of defendant, Uriach. The Company has appealed the decision.

On August 24, 2010, Westmark Healthcare Distributors, Inc. filed an action in the Third Judicial District Court In and For Salt Lake County, State of Utah, against Ther-Rx demanding payment of $94 for recalled, returned pharmaceutical products.

On March 17, 2011, the Company was served with a complaint by the trustee in bankruptcy for Qualia Clinical Services, Inc. asserting a breach of contract claim for approximately $0.318 million for certain clinical work done by such Company.

On April 13, 2011, the Company received notice of a Civil Investigative Demand from the State of Texas Attorney General’s Office, Antitrust Division regarding the possibility of reduction in competition in the market for pharmaceutical treatments for premature labor, including 17-alpha hydroxyprogesterone caproate and Makena™. The Company is cooperating with this civil investigative demand’s request for information and documents.

From time to time, the Company is involved in various other legal proceedings in the ordinary course of its business. While it is not feasible to predict the ultimate outcome of such other proceedings, the Company believes the ultimate outcome of such other proceedings will not have a material adverse effect on its results of operations, financial condition or liquidity.

There are uncertainties and risks associated with all litigation and there can be no assurance the Company will prevail in any particular litigation. During the nine months ended December 31, 2010 and 2009, the Company recorded expense of $8.7 million and $5.0 million, respectively, for litigation and governmental inquiries. At December 31, 2010 and March 31, 2010, the Company had accrued $50.8 million and $46.5 million, respectively, for estimated costs for litigation and governmental inquiries.

EXECUTIVE OFFICERS AND DIRECTORS

The following is a list of our current executive officers, their ages, their positions with our Company and their principal occupations for at least the past five years.

NAME	AGE	POSITION HELD AND PAST EXPERIENCE
Gregory J. Divis, Jr.	44	President and Chief Executive Officer since November 2010; Interim President and Interim Chief Executive Officer from June 2010 to present; President, Ther-Rx Corporation from July 2007 to present; Vice President, Business Development and Life Cycle Management, Sanofi-Aventis U.S. from February 2006 to July 2007; Vice President Sales, Respiratory East, Sanofi-Aventis U.S. from June 2004 to February 2006; Executive Director, Sales and Marketing National Accounts, Reliant Pharmaceuticals from December 2003 to June 2004; Vice President and Country Manager United Kingdom and Ireland, Schering-Plough from May 2002 to December 2003; Vice President, Field Operations Oncology-Biotech Division, Schering-Plough from October 2000 to April 2002.

Thomas S. McHugh	46	Chief Financial Officer and Treasurer since July 2010; Chief Accounting Officer of our Company since February 2010; Interim Chief Financial Officer, Interim Treasurer, Vice President of Finance and Corporate Controller of our Company from September 2009 to April 2010; Vice President of Finance and Corporate Controller of our Company from January 2009 to July 2010; Managing Director and Global Controller, BearingPoint, Inc. from 2005 to 2008; Chief Financial Officer, Huttig Building Products, Inc., from 2000 to 2005.

Gregory S. Bentley	61	Senior Vice President - Law and Secretary of our Company since June 2010 and August 2010, respectively; Member, Board of Directors of our Company since June 2010; in private practice as an attorney from January 2009 to June 2010; Senior Vice President and General Counsel of our Company from April 2006 to January 2009; Executive Vice President, General Counsel, Secretary and Corporate Compliance Officer, aaiPharma, Inc. from 1999 to April 2006.

Mark T. Hartman	52	President Generics Division of our Company since October 2010; President, North America, Wockhardt USA, LLC from 2009 to 2010; President, North America Generics, Dr. Reddy’s Laboratories, Inc. from 2002 to 2008.

The following table lists, for each of the directors, each such person’s principal occupation for at least the past five years, each person’s present position with our Company, the year in which each was first elected as a director (each serving continuously since first elected or appointed), each person’s age (as of April 11, 2011) and each person’s directorships with other companies whose securities are registered with the SEC.

Name	Age	Service as a Director Since	Occupation, Position with Company; Other Directorships
Robert E. Baldini	80	2010

Robert Baldini has over fifty years of experience as an executive in the pharmaceutical industry. In 1981 he joined Key Pharmaceuticals as Vice President of Marketing and Sales and was subsequently promoted to General Manager and eventually President. In 1995 he joined Kos Pharmaceuticals where he served as the Vice Chairman of the Board and Chief of Marketing and Sales until its acquisition by Abbott Laboratories in 2006. From 2007 to the present, Mr. Baldini served as Director/Consultant to Arisaph Pharmaceuticals, AccuBreak Pharmaceuticals, Derm Worxs and Espirit Pharmaceutical.

The Company believes Mr. Baldini is well qualified to serve as a member of the Company’s Board based on his extensive experience as an executive in the pharmaceutical industry and his prior service on pharmaceutical company boards of directors.

Gregory S. Bentley	61	2010

Gregory Bentley has served as our Company’s Senior Vice President, Law since June 2010 and Secretary since August 2010. From 1999 to 2006, he served as general counsel to aaiPharma Inc., a drug development services and pharmaceuticals company. Between 2006 and early 2009, he was Senior Vice President and General Counsel of the Company.

The Company believes Mr. Bentley is well qualified to serve as a member of the Company’s Board based on his extensive experience in the pharmaceutical industry, with merger, acquisition and divestiture transactions and with our Company, and his knowledge of legal and healthcare regulatory issues.

Mark A. Dow	60	2010

Mark Dow is a CPA who retired from a 36-year career at PricewaterhouseCoopers, LLP in June 2008 where he served as a Partner and was the leader of its middle market tax practice. Mr. Dow has a B.B.A in Accounting from Eastern Michigan University. He currently serves on two Boards of Directors of non-public companies, Propper International, Inc. and Cepia, LLC, both with revenues of approximately $60 million and growing. Mr. Dow also serves as the President of Dow Accounting Services, Ltd.

The Company believes Mr. Dow is well qualified to serve as a member of the Company’s Board based on his extensive knowledge and experience with tax and accounting issues, merger and acquisition structuring and tax due diligence.

Name	Age	Service as a Director Since	Occupation, Position with Company; Other Directorships
David S. Hermelin	44	2004

David Hermelin was our Company’s Vice President of Corporate Strategy and Operations Analysis from 2002 to December 2008; Vice President of Corporate Planning and Administration of our Company from 1995 to 2002; Manager of Strategic Planning and Administration of our Company from 1993 to 1995; and Manager of Business Development of our Company from 1990 to 1993.

The Company believes Mr. D. Hermelin is well qualified to serve as a member of the Company’s Board based on his extensive experience in the pharmaceutical industry and with our Company.

Joseph D. Lehrer	62	2010

Joseph Lehrer, Lead Director, currently serves as Chairman of the Corporate Department for Greensfelder, Hemker & Gale, P.C., a business law firm headquartered in St. Louis, Missouri, and a partner of its previous partnership since 1980. Mr. Lehrer has been a member of the board of directors of Todd Shipyards Corporation since 1992. From 2001 through the present, he also served as an adjunct Professor of Law at Washington University School of Law.

The Company believes Mr. Lehrer is well qualified to serve as a member of the Company’s Board based on his extensive experience advising clients with respect to merger, acquisition and divestiture transactions, and in regard to venture capital and private financing transactions, including in the pharmaceutical industry and his prior service on boards of directors.

David Sidransky, M.D.	50	2010

Dr. Sidransky currently serves as the Director of the Head and Neck Cancer Research Division at Johns Hopkins University School of Medicine and has held this position since 1992. He also serves as a Professor of Oncology, Otolaryngology – Head and Neck Surgery, Cellular & Molecular Medicine, Urology, and Pathology at Johns Hopkins University and Hospital for more than the past five years. Dr. Sidransky is serving and has served on scientific advisory boards of MedImmune, Roche, Amge and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. Dr. Sidransky founded, and is the Chairman of the Board of Champions Biotechnology, Inc. Dr. Sidransky also serves as Chairman of the Board of Tamir Biotechnology, Inc. and serves as a Director on the Bord of Rosetta Genomics. Dr. Sidransky served as Director (2005-2008) of the American Association for Cancer Research from 2005-2008 and as Director, Vice Chairman of Imclone Systems from 2005-2008.

The Company believes Dr. Sidransky is well qualified to serve as a member of the Company’s Board based on his extensive experience in clinical and medical oncology, his stature as a leading researcher in the field, and his experience with biotechnology companies.

Name	Age	Service as a Director Since	Occupation, Position with Company; Other Directorships
Ana I. Stancic	53	2010

Ms. Stancic has over twenty years of extensive and diversified finance, accounting and operational experience in the healthcare industry. She is currently Senior Vice President and Chief Financial Officer of M2Gen, a wholly owned for-profit subsidiary of the Moffitt Cancer Center. Ms. Stancic was recently named to the Board of Directors of Genta, Inc., a biopharmaceutical company focused on the treatment of cancer. From 2008 to 2009, she served as Chief Financial Officer of Aureon Bioscience, a life science company dedicated to enabling the advancement of predictive and personalized cancer treatment options. From 2007 to 2008, she was Executive Vice President and Chief Financial Officer at Omrix Biopharmaceuticals, Inc., an international publicly traded biopharmaceutical company with marketed products in the biosurgical and passive immunotherapy fields, which was acquired by Johnson and Johnson. From 2004 to 2007, Ms. Stancic was at ImClone Systems, Inc., a publicly traded biotechnology company, where she served in various financial roles, including Senior Vice President of Finance. Prior to joining ImClone, she was Vice President and Controller at Savient Pharmaceuticals, Inc. Ms. Stancic began her career at PricewaterhouseCoopers in the Assurance practice where she had responsibility for international and national companies in the pharmaceutical and services industries. Ms. Stancic is a Certified Public Accountant and holds an M.B.A. degree from Columbia University Graduate School of Business. She also serves as a member of the Board of Directors of Champions Biotechnology.

The Company believes Ms. Stancic is well qualified to serve as a member of the Company’s Board based on her extensive experience in the medical industry, her knowledge of tax and accounting issues and her prior service on boards of directors.

EXECUTIVE COMPENSATION

Compensation of Directors

Director Compensation is designed to attract individuals who have the required background, experience and functional expertise to provide strategic direction and oversight to us. Only those directors who are not also employees of our Company receive cash compensation for their service as directors. With respect to such non-employee directors, the Compensation Committee of the Board of Directors recommends the appropriate levels of compensation to the Board of Directors, and the full Board of Directors approves the actual compensation to be paid to the non-employee directors. All directors receive the stock option component of director compensation described below.

Basic Retainer—The cash component of the director compensation program was designed to compensate the non-employee directors for their service on the Board. The Board of Directors sets the level of cash compensation for service as a director from time to time. On September 13, 2010, the Board of Directors adopted and approved a compensation plan for directors for the fiscal year ended March 31, 2011 (the “2011 Plan”). The 2011 Plan will be reviewed annually thereafter. The 2011 Plan is described more fully below.

Stock Options—The stock option component of the director compensation program was designed to align the interest of the directors with those of our stockholders. As such, upon appointment as a director, each director is granted options to acquire 7,500 shares of Class A Common Stock. Subsequent grants for directors who are not members of the Compensation Committee are determined periodically by the Board of Directors, based on the recommendation of the Compensation Committee. Subsequent grants for members of the Compensation Committee are determined periodically by the Board of Directors. Such options are granted as non-qualified options under the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan and generally vest ratably over five years.

Expense Reimbursement—We also pay for the reasonable out-of-pocket expenses incurred by the non-employee directors for attendance at Board and committee meetings.

Director Compensation During the Fiscal Year Ended March 31, 2011

Annual Cash Retainers—The 2011 Plan provides that every director receives an annual cash retainer in the amount of $175,000. The 2011 Plan also includes additional annual cash retainers in the following amounts:

•	For the non-executive Chairman of the Board of Directors, if one is elected, $125,000;

•	For the Lead Director, if one is elected, $75,000;

•	For each member of the Audit Committee, $5,000, with an additional $15,000 for the Chairman of the Audit Committee;

•	For each of the Chairman of the Compensation Committee and the Chairman of the Nominating and Corporate Governance Committee, $5,000; and

•

For each member of the Finance Committee, $5,000, with an additional $15,000 for the Chairman of the Finance Committee. Additionally, each member of the Finance Committee receives additional compensation based on the number of meetings attended and time spent on financing matters for the Company.

Annual cash retainers were payable in advance in equal quarterly installments on the first business day of each calendar quarter up until the quarter ended September 30, 2010. Effective with the quarter ended December 31, 2010, annual retainers are paid in arrears in equal quarterly installments. If, during any quarter, a director resigns, including due to incapacity or death, is removed without cause, or is not re-elected, any previously paid quarterly installment is deemed fully earned. If a director attends fewer than 75% of meetings during the calendar year, the 2011 Plan provides that such director’s annual cash retainer will be reduced on a pro-rata basis and that excess amounts already received are required to be repaid to the Company.

Per-Meeting Cash Fees— Beginning with the thirteenth meeting of the Board of Directors in each calendar year, each non-employee director will receive a cash fee in the amount of $2,000 for every meeting of the Board of Directors lasting more than two hours and $1,000 for every meeting of the Board of Directors lasting two hours or less. Beginning with the thirteenth meeting of each committee in each calendar year (other than the special committee), each non-employee director will receive a cash fee in the amount of $1,500 for every meeting of such committee lasting more than two hours and $750 for every meeting of such committee lasting two hours or less.

Director Compensation Paid During Fiscal Year 2011

The following table sets forth the compensation paid to our directors for the fiscal year ended March 31, 2011:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Total ($)
Robert Baldini(2)	78,660	—	20,674	99,334
Gregory S. Bentley(3)	—	—	53,607	53,607
Mark A. Dow(4)	115,724	—	20,167	135,891
David S. Hermelin(5)	425,639	—	13,376	439,015
Joseph Lehrer(4)(6)	360,681	—	20,167	380,848
David Sidransky(7)	101,384	—	19,614	120,998
Ana Stancic(8)	106,527	—	20,349	126,876
Jean M. Bellin(9)	41,000	—	—	41,000
Kevin S. Carlie(9)	53,390	—	—	53,390
Terry B. Hatfield(10)	80,593	—	—	80,593
Marc S. Hermelin(11)	99,997	—	—	99,997
Jonathon E. Killmer(9)	73,686	—	—	73,686
Norman D. Schellenger(9)	42,884	—	—	42,884
John Sampson(12)	83,382	—	—	83,382

(1)	Represents the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Fair value is based on the Black-Scholes option pricing model using the fair value of the underlying shares at the measurement date. For additional discussion of the valuation assumptions used in determining stock-based compensation and the grant date fair value for stock options, see “Executive Compensation—Compensation Discussion and Analysis—Direct Compensation—Stock Option Grants” and Note 18—“Stock-Based Compensation” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.
(2)	Mr. Baldini was appointed to the Board on July 29, 2010. The annual retainer paid to Mr. Baldini was prorated based on his date of appointment to the Board.
(3)	Mr. Bentley was elected to the Board on June 10, 2010 and also serves as our Senior Vice President, Law and Secretary. As an executive officer of our Company, Mr. Bentley does not receive additional cash compensation for his service as a director although he did received an initial option award upon his appointment to the Board and the option award granted to our directors on September 7, 2010. Mr. Bentley also received an option award for his service as an executive officer. Mr. Bentley’s compensation for his service as an executive officer and director of the Company is set forth in the Summary Compensation Table below.
(4)	Messrs. Dow and Lehrer were elected to the Board on June 10, 2010. The annual retainers paid to each of Messrs. Dow and Lehrer were prorated based on their dates of election to the Board.
(5)	Amount reflects extensive involvement in meetings and activities of the Finance Committee beginning in June 2010 related to the Company’s financing considerations.
(6)	Amount reflects extensive involvement in meetings and activities of the Finance Committee beginning in June 2010 related to the Company’s financing considerations as well as compensation related to service as the Company’s lead director.
(7)	Dr. Sidransky was appointed to the Board on July 7, 2010. The annual retainer paid to Dr. Sidransky was prorated based on his date of appointment to the Board.
(8)	Ms. Stancic was appointed to the Board on June 17, 2010. The annual retainer paid to Ms. Stancic was prorated based on her date of appointment to the Board.
(9)	Messrs. Bellin, Carlie, Killmer and Schellenger served as members of the Board until June 10, 2010, when they were not re-elected to the Board at the Annual Meeting of Stockholders for the fiscal year ended March 31, 2009. The annual retainers paid to each of Messrs. Bellin, Carlie, Killmer and Schellenger were prorated through June 10, 2010.

(10)	Mr. Hatfield served as a member of the Board until June 17, 2010, when his resignation from the Board became effective. The annual retainer paid to Mr. Hatfield was prorated through June 17, 2010.
(11)	Mr. M. Hermelin served as a member of the Board until November 10, 2010, when he resigned from the Board. The annual retainer paid to Mr. M. Hermelin was prorated through November 10, 2010.
(12)	Mr. Sampson served as a member of the Board until July 7, 2010, when his resignation from the Board became effective. The annual retainer paid to Mr. Sampson was prorated through July 7, 2010.

One-Time Stock Option Grant—On September 7, 2010, the Board of Directors granted each director an option to purchase 10,000 shares of our Class A Common Stock pursuant to the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan at an exercise price equal to the closing price of the Class A Common Stock on the NYSE on that date. The non-incentive stock options, which have a 10 year life, vest in 20% increments on September 7, 2011, September 7, 2012, September 7, 2013, September 7, 2014 and September 7, 2015 and are exercisable upon vesting. In the event a director ceases to be a director within 12 months of a change of control, the options are exercisable immediately.

As of March 31, 2011, the directors held the following outstanding unexercised options:

	Number of Securities Underlying Options (#)			Option Exercise Price ($)	Option Expiration Date	Option Grant Date Fair Value ($)(1)
Name	Class A Common Stock		Class B Common Stock
Robert Baldini(2)	7,500		—	1.18	08/05/2020	7,298
	10,000		—	1.62	09/07/2020	13,376
Gregory S. Bentley(3)	7,500		—	1.11	06/10/2020	6,791
	10,000		—	1.62	09/07/2020	13,376
	25,000	(4)	—	1.62	09/07/2020	33,440
Mark A. Dow(3)	7,500		—	1.11	06/10/2020	6,791
	10,000		—	1.62	09/07/2020	13,376
David S. Hermelin (7)	15,000		—	2.95	01/13/2019	24,964
	10,000		—	1.62	09/07/2020	13,376
Joseph Lehrer(3)	7,500		—	1.11	06/10/2020	6,791
	10,000		—	1.62	09/07/2020	13,376
David Sidransky(5)	7,500		—	1.02	06/24/2020	6,238
	10,000		—	1.62	09/07/2020	13,376
Ana Stancic(6)	7,500		—	1.14	06/17/2020	6,973
	10,000		—	1.62	09/07/2020	13,376
Jean M. Bellin(7)	15,000		—	2.95	01/13/2019	24,964
Kevin S. Carlie(7)	15,000		—	2.95	01/13/2019	24,964
Terry B. Hatfield(7)	15,000		—	2.95	01/13/2019	24,964
Marc S. Hermelin(7)	15,000		—	2.95	01/13/2019	24,964
Jonathon E. Killmer (7)	15,000		—	2.95	01/13/2019	24,964

	Number of Securities Underlying Options (#)		Option Exercise Price ($)	Option Expiration Date	Option Grant Date Fair Value ($)(1)
Name	Class A Common Stock	Class B Common Stock
Norman D. Schellenger (7)	15,000	—	2.95	01/13/2019	24,964
John Sampson(8)	—	—	—	—	—

(1)	Represents the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Fair value is based on the Black-Scholes option pricing model using the fair value of the underlying shares at the measurement date. For additional discussion of the valuation assumptions used in determining stock-based compensation and the grant date fair value for stock options, see “Executive Compensation—Compensation Discussion and Analysis—Direct Compensation—Stock Option Grants” and Note 18—“Stock-Based Compensation” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.
(2)	Mr. Baldini, appointed to our Board on July 29, 2010, received an initial stock option grant on August 5, 2010 at an exercise price of $1.18, the closing stock price of our Class A Common Stock on the date of grant.
(3)	Messrs. Bentley, Dow and Lehrer, elected to our Board on June 10, 2010, each received an initial stock option grant on June 10, 2010 at an exercise price of $1.11, the closing stock price of our Class A Common Stock on the date of grant.
(4)	In addition to stock options granted in connection with his service as a director, Mr. Bentley received a stock option grant to purchase up to 25,000 shares of our Class A Common Stock in connection with his service as an executive officer of the Company on September 7, 2010 at an exercise price of $1.62, the closing stock price of our Class A Common Stock on the date of grant.
(5)	Dr. Sidransky, appointed to our Board on June 24, 2010 and received an initial stock option grant on that date at an exercise price of $1.02, the closing stock price of our Class A Common Stock on the date of grant.
(6)	Ms. Stancic, appointed to our Board on June 17, 2010, received an initial stock option grant on June 17, 2010 at an exercise price of $1.14, the closing stock price of our Class A Common Stock on the date of grant.
(7)	The award agreements governing the January 13, 2009 option grants provide for quarterly vesting in 25% increments over a one year period. Upon the director’s termination of service as a member of our Board, the director has a three year period beginning from the date of termination to exercise vested awards.
(8)	Mr. Sampson was appointed to our Board on February 21, 2010. On June 10, 2010, Mr. Sampson was granted options at an exercise price of $1.11, the closing price of our Class A Common Stock on the date of grant. The options were forfeited on June 24, 2010, which is the date Mr. Sampson’s resignation became effective.

Agreement with Mr. Bentley— On June 10, 2010, Mr. Bentley was appointed to serve as a member of our Board of Directors. Additionally, on that date, Mr. Bentley agreed to serve as our Senior Vice President, Law during the Company’s search for a new permanent General Counsel. Under a letter dated October 26, 2010, if Mr. Bentley ceases to serve as a director prior to December 31, 2013, other than by his resignation or declining re-nomination or re-election, he will also continue to provide legal services to the Company for the 12-month period following his termination of service as a director at the minimum annual rate of $352,800.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes our compensation philosophy, objectives and policies for the fiscal year ended March 31, 2011 as applicable to the six current and former executive officers that constitute the “named executive officers:”

•	Gregory J. Divis, Jr., President and Chief Executive Officer;

•	David A. Van Vliet, former Interim President and Interim Chief Executive Officer, who served in such capacities until July 14, 2010;

•	Thomas S. McHugh, Chief Financial Officer and Treasurer;

•	Stephen A. Stamp, former Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, who served in such capacities until June 14, 2010;

•	Gregory S. Bentley, Senior Vice President, Law and Secretary; and

•	Mark T. Hartman, President, Generics Division.

The Compensation Discussion and Analysis summarizes the structure and rationale for each element of the named executive officers’ compensation. Compensation for each of our named executive officers was determined as described in more detail under the caption “—Determining Individual Compensation Levels.” The basic components of each named executive officer’s compensation include: base salary, annual cash incentives, stock options, retention awards and employee benefits such as insurance, 401(k) plan and perquisites.

In connection with the discontinuation of manufacturing and distribution of our approved products and the investigation by the FDA and related matters, as more fully described under “Description of the Business—Significant Recent Developments—Discontinuation of Manufacturing and Distribution; Product Recalls; and the FDA Consent Decree” in this prospectus, and due to the related impact on our operations and financial position, the Compensation Committee elected: (1) to implement in April 2009 a retention program comprised of cash retention bonus payments and stock option awards designed to retain key executives while conserving cash; (2) to discontinue all Incentive Compensation Plans for fiscal year 2009, as a result of which none of the named executive officers received any annual incentive payments with respect to fiscal year 2009; (3) not to establish Incentive Compensation Plans for fiscal year 2010, as a result of which none of the named executive officers received any annual incentive payments with respect to fiscal year 2010; (4) not to pre-establish performance goals with respect to performance-based compensation for fiscal year 2011; (5) not to increase base salary levels for the named executive officers, and increase base salaries for salaried employees only in connection with promotions or salary adjustments, for fiscal years 2010 and 2011; (6) not to pay annual cash incentive bonuses to its named executive officers for fiscal year 2011 in order to conserve cash; and (7) to grant to our named executive officers stock option awards during fiscal year 2011 as an incentive and retention tool.

On September 13, 2010, we implemented a mandatory salary reduction program for exempt personnel, ranging from 15% to 25% of base salary, in order to conserve our cash and financial resources. The Company plans on repaying its employees, who are still employed by the Company at the time of payment, during fiscal year 2012. Each of the current named executive officers had their respective salaries reduced by 25% as a result of this program during fiscal year 2010. In March 2011, the salaries of exempt personnel were reinstated.

Compensation Program Objectives

The objectives of our executive compensation program are to (1) recruit, retain and motivate highly qualified and experienced executives who have the necessary skills and experience to succeed, (2) provide compensation that is fair, reasonable and competitive, (3) link compensation to performance, and (4) align the interests of executives with those of our stockholders.

Compensation and Benefits Philosophy

Our compensation program for fiscal year 2011 was based on the following guiding principles:

Performance—We believe the best way to accomplish alignment of compensation plans with the interest of our stockholders is to link executive pay directly to our performance.

Competitiveness—Our executive compensation and benefits program is intended to be competitive with those provided at companies in the pharmaceutical and drug delivery industries for similar talent. The benefits component of the program is designed to provide competitive levels of protection and financial security and is not based on individual performance.

Cost—Our total compensation and benefit program is designed to be cost-effective and affordable, ensuring that the interests of our stockholders are considered in determining executive pay levels. We seek to adequately fund our executive compensation program while, at the same time, ensuring that enough capital remains for reinvestment to facilitate achievement of our short-term and long-term goals.

Compensation Committee Process

The Compensation Committee is responsible for establishing and periodically reviewing our executive compensation philosophy and guiding principles. No less frequently than annually, the Compensation Committee evaluates its plans and policies against current and emerging competitive practices, legal and regulatory developments and corporate governance trends. The purpose of the review is to provide assurance that in light of the changing corporate environment, our executive compensation program continues to help attract and retain the talent necessary to foster a culture of compliance, strong sales growth, long-term financial performance and stockholder returns.

In December 2008, the Compensation Committee retained Frederic W. Cook & Co., Inc., an independent compensation consultant, to act as its compensation consultant. The Compensation Committee periodically consults with Frederic W. Cook & Co. Inc. on an as-needed basis and in fiscal year 2011, the total fees paid to this consultant were $13,000.

Components of Total Compensation

We typically provide two main types of compensation: (1) direct compensation (including base salary, annual cash incentives, stock options and retention awards); and (2) indirect compensation (including benefits such as insurance, 401(k) plan and perquisites).

Direct Compensation

Direct compensation for executive officers consists of the following components:

Base salary—Base salary is designed to attract and retain highly experienced executives who can manage our Company to achieve our short-term and long-term strategic goals. Executive salaries are based on an individual’s overall experience, tenure with our Company, level and scope of responsibility and the general and industry-specific business competitive environment.

We may grant annual base salary increases to executives who are performing at or above expectations at the beginning of each fiscal year. Among other factors, annual increases seek to achieve an appropriate competitive level to account for increases in the cost of living and similar factors and/or to address changes in the external competitive market for a given position. Following discontinuation of manufacturing and distribution of our approved products and the investigation by the FDA and related matters and due to the related impact on our operations and financial position, the Compensation Committee elected not to increase base salary levels for the named executive officers, and increase base salaries for salaried employees only in connection with promotions or salary adjustments, for fiscal years 2010 and 2011. The Compensation Committee will consider implementing base salary increases in subsequent fiscal years.

Annual cash incentives—Annual cash incentives are designed to link a significant portion of an executive’s annual compensation to both our Company’s and the individual’s annual performance. Annual cash incentives are based on individual performance, performance of our Company and performance of the department or division under the responsibility of the executive. Although different performance factors are applied to individual executives, such factors generally include how well the individual executive and his or her area of responsibility performed against goals and objectives which were established before the fiscal year commenced, as well as how the executive promoted an environment of results, teamwork and talent development in his or her areas of responsibility.

For fiscal year 2011, the Compensation Committee determined not to adopt Incentive Compensation Plans. Consequently, none of the named executive officers received any annual incentive payments with respect to fiscal year 2011. As a result, our current compensation program, including decisions relating to performance-based compensation, is based on the Compensation Committee’s subjective and discretionary assessment of the overall performance of our Company and individual executive officers after receiving recommendations from the Chief Executive Officer with respect to his direct reports. The Compensation Committee has not established performance goals for fiscal year 2012, however, the Compensation Committee anticipates establishing performance goals in the future.

Discretionary cash incentives—The Compensation Committee may grant discretionary cash bonuses based on our Company’s overall performance and the performance of individual executive officers. During fiscal year 2011, we did not make any discretionary cash bonus awards to named executive officers.

Stock option grants—Stock option grants are designed to strengthen the link between realized compensation and returns for stockholders and thereby align management’s interest in our long-term success with the interests of our stockholders. Awards granted to executive officers are discretionary under the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan. The size of individual awards is dependent upon the executive’s position, tenure and number of vested and previously exercised options. As part of implementing the goal of retaining the services of the named executive officers, our named executive officers received stock option awards in fiscal year 2011. The criteria described above are applied to each executive officer subjectively, based on the Compensation Committee’s evaluation of each named executive officer’s performance, options received previously by each named executive officer and the need to retain each named executive officer’s services.

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model (the “Option Model”). The Option Model requires the use of subjective and complex assumptions, including the option’s expected term and the estimated future price volatility of the underlying stock, which determine the fair value of the share-based awards. The Company’s estimate of expected term was determined based on the average period of time that options granted are expected to be outstanding considering current vesting schedules and the historical exercise patterns of existing option plans. The expected volatility assumption used in the Option Model is based on historical volatility over a period commensurate with the expected term of the related options. The risk-free interest rate used in the Option Model is based on the yield of U.S. Treasuries with a maturity closest to the expected term of the Company’s stock options.

The following weighted average assumptions were used to value stock options granted during the fiscal years ended March 31, 2011, 2010 and 2009:

	Years ended March 31,
	2011	2010	2009
Dividend yield	None	None	None
Expected volatility	106%	99%	73%
Risk-free interest rate	1.95%	2.50%	1.96%
Expected term	6.4 years	5.9 years	6.6 years
Weighted average fair value per share at grant date	$1.49	$2.33	$2.13

Indirect Compensation

Indirect compensation for executive officers consists of the following benefit plans:

Insurance plans—We provide standard company-sponsored insurance plans to our employees, including the named executive officers. The core insurance package includes health, dental, disability and basic group life insurance coverage. In general, executives participate in these benefits on the same basis as other employees.

401(k) Plan— Through our 401(k) Plan, the named executive officers are provided an opportunity to save for retirement on a tax-favored basis. Participation in the 401(k) Plan is generally available to all employees at the beginning of each pay period. The Company matched employee contributions to the 401(k) plan at 50% of the first 7% of the employee’s contributions through August 30, 2010, when the matching component was suspended.

Perquisites—Certain executives are generally provided a car allowance or use of a company owned or leased car. See the footnotes to the Summary Compensation Table under the heading “Other Compensation.”

The Compensation Committee periodically reviews the benefits offered to the named executive officers to ensure that the benefits program is competitive and cost-effective for us and supports our need for a qualified and experienced executive team. The benefits component of the executive compensation program is not tied to our Company’s or individual performance.

Establishing Overall Compensation Levels. The Compensation Committee establishes overall compensation levels based on the competitive market value for the area of responsibility as well as the education and experience of the executive.

Determining Incentive Compensation Allocation—Annual and Long-Term Incentives. The amount allocated to annual versus long-term compensation is determined on the basis of the amount of available funding for our overall compensation programs, including executive compensation. The overall funding levels are ultimately subject to the judgment and approval of the Compensation Committee to ensure an appropriate alignment with the interests of our stockholders and our ability to meet our long-term strategic goals. In determining individual executive officer pay levels, the Compensation Committee considers the total compensation to be delivered to individual executives and exercises discretion in determining an appropriate balance between short-term cash and long-term equity compensation. We believe this “total compensation” approach—permitting flexibility to shift the mix of annual and long-term compensation—provides the ability to align pay decisions with the short- and long-term needs of the business. It also allows for the flexibility needed to recognize differences in performance by providing differentiated pay.

Each named executive officer is evaluated on an annual basis and, to the extent the Compensation Committee determines to grant options to such named executive officer, options are typically granted at the end of the review period. We have not adopted any policy with respect to coordinating option grant dates with the release of material non-public information. Rather, the grant date with respect to any options granted to a named executive officer generally is the date the Compensation Committee determines to grant such options. In general, stock option grant dates correspond to the last trading day of a fiscal quarter. As such, there may be times when the Compensation Committee grants options when the Board of Directors or Compensation Committee is in possession of material non-public information. The Compensation Committee typically does not take such information into account when determining whether and in what amount to make option grants.

Determining Individual Compensation Levels

Compensation levels for named executive officers who currently are employed with our Company are determined based on (1) the overall performance of our Company, (2) individual performance, (3) the executive’s experience and tenure at our Company and (4) the terms of the related employment agreement.

For fiscal year 2011, the Compensation Committee determined not to pre-establish performance goals with respect to our performance-based compensation. The Compensation Committee will consider establishing performance goals for subsequent fiscal years.

The Impact of Accounting and Tax Treatments on Forms of Compensation Paid

Based on regulations issued by the Internal Revenue Service, we consider the accounting and individual and corporate tax consequences of the compensation paid to our named executive officers. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation exceeding $1 million paid to the chief executive officer and any one of the four other most highly compensated executive officers for any fiscal year. Qualifying performance-based compensation is not subject to the limitation if certain requirements are met. Based on current compensation, the Company does not believe Section 162(m) will be triggered for our named executive officers for fiscal year 2011, but we will consider its applicability with respect to fiscal year 2012 and future periods.

Our Company has adopted FASB ASC Topic 718, which requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based compensation awards made to employees and directors over the vesting period of the awards. Stock-based compensation is recognized based on the grant date fair value estimated in accordance with the provisions of FASB ASC Topic 718. Determining the fair value of share-based awards at the grant date requires judgment to identify the appropriate valuation model and estimate the assumptions, including the expected term of the stock options and expected stock-price volatility, to be used in the calculation. Judgment is also required in estimating the percentage of share-based awards that are expected to be forfeited. We estimated the fair value of stock options granted using the Black-Scholes option-pricing model with assumptions based primarily on historical data. If actual results differ significantly from these estimates, stock-based compensation expense could be materially impacted.

Employment Arrangements with Named Executive Officers

Mr. Divis (President and Chief Executive Officer)

We previously entered into an employment and confidentiality agreement with Mr. Divis, Chief Executive Officer, President, and President of Ther-Rx Corporation that commenced on July 20, 2007 and remained in full force and effect during fiscal year 2009. On November 19, 2009, we entered into a new employment agreement with Mr. Divis, which replaced and superseded in its entirety the employment and confidentiality agreement. The terms of Mr. Divis’ current employment agreement are described below.

Mr. Divis’ employment agreement has an initial term that ends on December 31, 2011. The term will automatically extend for successive twelve-month periods unless terminated by us or Mr. Divis by written notice at least 180 days prior to the expiration of the then current term. In addition, if a change of control (as such term is defined in the agreement) occurs during the term, the agreement will not expire prior to the second anniversary of the date of consummation of the change of control.

Pursuant to the agreement, Mr. Divis receives a base salary of $335,000 per annum, which will be reviewed annually and may be increased at the discretion of the Board of Directors or the Compensation Committee. Mr. Divis is eligible to receive an annual cash bonus based on performance objectives established by the Compensation Committee each year, provided that we, in our discretion, elect to put into effect an annual cash incentive plan or similar policy with respect to any applicable year.

We may terminate the agreement (1) immediately for “cause” (as defined in the agreement) upon written notice to Mr. Divis, (2) without cause upon 30 days’ advance written notice or (3) upon Mr. Divis’ disability (as defined in the agreement) upon 30 days’ advance written notice. Any determination that Mr. Divis should be terminated for cause may be made during or after the term of the agreement and must be approved by no fewer than 66-2/3% of the directors then serving on the Board of Directors; provided, however, that if Mr. Divis is a member of the Board of Directors, he will not participate in such vote, and a determination of cause may be made by no fewer than 66-2/3% percent of the remaining directors then serving on the Board of Directors.

Mr. Divis may resign his employment upon giving us at least 120 days’ advance written notice. In addition, subject to certain notice and cure periods provided in the agreement, Mr. Divis may resign from his employment with us for “relocation,” which is defined as the relocation of Mr. Divis’ principal place of employment to a place more than 75 miles from his principal place of employment as of the effective date of the agreement.

In the event that Mr. Divis’ employment is terminated by us without cause or by Mr. Divis upon relocation, subject to Mr. Divis’ compliance with the provisions of the agreement and the execution by Mr. Divis of a general release of claims, as set forth in the agreement, we will pay or provide to Mr. Divis the following. Please see “—Potential Payments Upon Termination or Change-in-Control” for a description of these benefits:

•

continued participation in our plans providing medical, dental and vision insurance benefits, as applicable, for the 18 month period following the termination date; provided that, such welfare plan coverage will cease if Mr. Divis obtains other full time employment providing for comparable welfare plan benefits prior to the expiration of such 18 month period; and

•

the following amount to be paid (1) over a period of 12 months in equal bi-weekly installments, less deductions as required by law, if the termination occurs prior to a change of control (as defined in the agreement) or (2) in a lump sum, less deductions as required by law, if the termination occurs within 12 months of a change of control: an amount equal to one times the sum of (x) Mr. Divis’ then current base salary plus (y) Mr. Divis’ target annual cash incentive for the then-current year of the term (provided, however, solely for purposes of determining payments following a termination by us without cause or by Mr. Divis upon relocation, that in the event we have not adopted an annual cash incentive plan or similar policy with respect to any applicable year, the annual cash incentive for such year will be an amount equal to 25 percent of Mr. Divis’ then-current base salary; and, provided further, that if such termination occurs after the initial term of the agreement, the average of the annual cash incentive earned by Mr. Divis for the two calendar years immediately preceding the year of termination will replace “target annual cash incentive”).

Pursuant to the agreement, we will make a tax gross-up payment to Mr. Divis under certain circumstances in the event he is required to pay any excise tax imposed on any amounts or benefits payable in connection with a change of control pursuant to Section 4999 of the Internal Revenue Code; provided, however, that in the event the aggregate value of the total amounts and benefits payable to Mr. Divis in connection with a change of control exceeds three times his “base amount,” as defined in Section 280G(b)(3) of the Internal Revenue Code (the “Parachute Threshold”), by less than 10%, one or more of the amounts or benefits payable to Mr. Divis will be reduced so that the aggregate value of such amounts and benefits is $1.00 less than the Parachute Threshold.

For a period of 36 months immediately following termination, regardless of how, when or why Mr. Divis’ employment ends, he may not, among other things, compete with us, solicit our customers or employees or interfere with any of our suppliers, all as more fully described in the agreement.

Mr. McHugh (Chief Financial Officer and Treasurer)

We previously entered into an employment agreement with Mr. McHugh, Chief Financial Officer, Treasurer and Chief Accounting Officer that commenced on February 19, 2010. This agreement remained in full force and effect until July 6, 2010, when we entered into a new employment agreement with Mr. McHugh upon his appointment as Chief Financial Officer and Treasurer, which replaced and superseded in its entirety the previous employment agreement.

Under the employment agreement entered into effective July 6, 2010, Mr. McHugh was appointed as Chief Financial Officer and Treasurer and his base salary was increased from $230,000 to $300,000. The other material terms of each of the employment agreements are substantially the same. The current agreement has an initial term that ends on December 31, 2011. The term will automatically extend for successive twelve-month periods unless terminated by us or Mr. McHugh by written notice at least 180 days prior to the expiration of the then current term. In addition, if a change of control (as such term is defined in the agreement) occurs during the term, the agreement will not expire prior to the second anniversary of the date of consummation of the change of control.

Pursuant to the agreement, Mr. McHugh receives a base salary of $300,000 per annum, which will be reviewed annually and may be increased at the discretion of the Board of Directors or the Compensation Committee. Mr. McHugh is eligible to receive an annual cash bonus based on performance objectives established by the Compensation Committee each year, provided that we, in our discretion, elect to put into effect an annual cash incentive plan or similar policy with respect to any applicable year.

We may terminate the agreement (1) immediately for “cause” (as defined in the agreement) upon written notice to Mr. McHugh, (2) without cause upon 30 days’ advance written notice or (3) upon Mr. McHugh’s disability (as defined in the agreement) upon 30 days’ advance written notice. Any determination that Mr. McHugh should be terminated for cause may be made during or after the term of the agreement and must be approved by no fewer than 66-2/3% of the directors then serving on the Board of Directors; provided, however, that if Mr. McHugh is a member of the Board of Directors, he will not participate in such vote, and a determination of cause may be made by no fewer than 66-2/3% of the remaining directors then serving on the Board of Directors.

Mr. McHugh may resign his employment upon giving us at least 120 days’ advance written notice. In addition, subject to certain notice and cure periods provided in the agreement, Mr. McHugh may resign from his employment with us for “relocation,” which is defined as the relocation of Mr. McHugh’s principal place of employment to a place more than 75 miles from his principal place of employment as of the effective date of the agreement.

In the event that Mr. McHugh’s employment is terminated by us without cause or by Mr. McHugh upon relocation, subject to Mr. McHugh’s compliance with the provisions of the agreement and the execution by Mr. McHugh of a general release of claims, as set forth in the agreement, we will pay or provide to Mr. McHugh the following. Please see “—Potential Payments Upon Termination or Change-in-Control” for a description of these benefits:

•

continued participation in our plans providing medical, dental and vision insurance benefits, as applicable, for the 18 month period following the termination date; provided that, such welfare plan coverage will cease if Mr. McHugh obtains other full time employment providing for comparable welfare plan benefits prior to the expiration of such 18 month period; and

•

the following amount to be paid (1) over a period of 12 months in equal bi-weekly installments, less deductions as required by law, if the termination occurs prior to a change of control (as defined in the agreement) or (2) in a lump sum, less deductions as required by law, if the termination occurs within 12 months of a change of control: an amount equal to one times the sum of (x) Mr. McHugh’s then current base salary plus (y) Mr. McHugh’s target annual cash incentive for the then-current year of the term (provided, however, solely for purposes of determining payments following a termination by us without cause or by Mr. McHugh upon relocation, that in the event we have not adopted an annual cash incentive plan or similar policy with respect to any applicable year, the annual cash incentive for such year will be an amount equal to 25 percent of Mr. McHugh’s then-current base salary; and, provided further, that if such termination occurs after the initial term of the agreement, the average of the annual cash incentive earned by Mr. McHugh for the two calendar years immediately preceding the year of termination will replace “target annual cash incentive”).

Pursuant to the agreement, we will make a tax gross-up payment to Mr. McHugh under certain circumstances in the event he is required to pay any excise tax imposed on any amounts or benefits payable in connection with a change of control pursuant to Section 4999 of the Internal Revenue Code; provided, however, that in the event the aggregate value of the total amounts and benefits payable to Mr. McHugh in connection with a change of control exceeds three times his “base amount,” as defined in Section 280G(b)(3) of the Internal Revenue Code (the “Parachute Threshold”), by less than 10%, one or more of the amounts or benefits payable to Mr. McHugh will be reduced so that the aggregate value of such amounts and benefits is $1.00 less than the Parachute Threshold.

For a period of 36 months immediately following termination, regardless of how, when or why Mr. McHugh’s employment ends, he may not, among other things, compete with us, solicit our customers or employees or interfere with any of our suppliers, all as more fully described in the agreement.

Mr. Bentley (Senior Vice President, Law and Secretary)

On June 10, 2010, Mr. Bentley was appointed to serve as a member of our Board of Directors. Additionally, on that date, Mr. Bentley agreed to serve as our Senior Vice President, Law during the Company’s search for a new permanent General Counsel. Under a letter dated October 26, 2010, the parties agreed that in the event that Mr. Bentley’s employment with the Company is terminated, but his service as a director continues, the option awarded to Mr. Bentley on September 7, 2010 to purchase 25,000 shares of our Class A Common Stock at an exercise price of $1.62 per share, the closing price of our Class A Common Stock on the date of grant, would continue to vest while he continues to serve as a director. The option vests in five equal annual installments beginning on September 7, 2011. In the event that he is not nominated to continue to serve as a member of the Board of Directors or he is nominated, but he is not elected to serve as a director, all of his unvested options will immediately vest and he will have one year to exercise his options.

Additionally, Mr. Bentley and the Company agreed that Mr. Bentley would continue to provide legal services to the Company through June 10, 2011 at an annual rate of $350,000 (inclusive of any directors compensation received by him during that period) should his employment terminate prior to that date. Further, if Mr. Bentley ceases to serve as a director prior to December 31, 2013, other than by his resignation or declining re-nomination or re-election, he will also continue to provide legal services to the Company for the 12-month period following his termination of service as a director at the minimum annual rate of $352,800.

Mr. Hartman (President, Generics Division)

Under a letter agreement dated October 13, 2010, Mr. Hartman was hired as an “at-will” employee to serve as President of our generic business. The letter agreement provides for an initial base annual salary of $400,000 and other standard benefits offered to our executives. Mr. Hartman further agreed, for a period of 36 months immediately following termination, regardless of how, when or why Mr. Hartman’s employment ends, he may not, among other things, compete with us, solicit our customers or employees or interfere with any of our suppliers, all as more fully described in the agreement.

Post-Employment Termination Compensation

Mr. Van Vliet (former Interim President and Interim Chief Executive Officer)

The Board of Directors appointed Mr. Van Vliet to serve as Interim President and Interim Chief Executive Officer on December 5, 2008. Prior to such date, Mr. Van Vliet served as President and Chief Executive Officer of our subsidiary, ETHEX

Corporation. Mr. Van Vliet’s employment with the Company was terminated effective as of July 14, 2010, the end of the 30-day notice period provided for in his employment agreement dated November 23, 2009, during which 30-day period he was placed on administrative leave.

Upon his termination, subject to his compliance with the provisions of the employment agreement and the execution by Mr. Van Vliet of a general release of claims, Mr. Van Vliet received a cash severance payment of $1,050,000, two times the sum of Mr. Van Vliet’s then current base salary, payable in equal biweekly payments over the ensuing twelve months. Mr. Van Vliet also received the right to continued participation in our plans providing medical, dental and vision insurance benefits, as applicable, for the 18 month period following the termination date; provided that, such welfare plan coverage will cease if Mr. Van Vliet obtains other full time employment providing for comparable welfare plan benefits prior to the expiration of such 18 month period. For a period of 36 months immediately following termination, regardless of how, when or why Mr. Van Vliet’s employment ends, he may not, among other things, compete with us, solicit our customers or employees or interfere with any of our suppliers, all as more fully described in the agreement.

Mr. Stamp (Former Vice President, Chief Financial Officer, Treasurer and Assistant Secretary)

The Board of Directors appointed Mr. Stamp to serve as Chief Financial Officer, Treasurer and Assistant Secretary on April 7, 2010. On June 14, 2010, Mr. Stamp resigned effective immediately from all of his positions with the Company. Mr. Stamp did not receive any severance in connection with his resignation.

Summary Compensation Table

The following table sets forth certain information regarding the annual and long-term compensation for services rendered to us in all capacities for the fiscal years ended March 31, 2011, 2010 and 2009 of those persons who were (1) our principal executive officer, (2) our former principal executive officer, (3) our principal financial officer, (4) our former principal financial officer and (5) our most highly compensated executive officers, other than the principal executive officer and principal financial officer, who were serving as executive officers at fiscal year-end (each, a “named executive officer” and collectively, the “named executive officers”).

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Gregory J. Divis, Jr.,	2011	313,070	—		66,599		—	5,433	385,102
President and Chief Executive Officer	2010	335,462	60,000	(3)	112,506		—	17,537	525,505
	2009	335,000	—		68,911		—	8,716	412,627
David A. Van Vliet,	2011	196,198	—		—		—	1,054,056	1,250,254
Former Interim President and Chief Executive Officer(4)	2010	525,712	—		317,870	(3)	—	28,944	872,526
	2009	471,700	—		201,864		—	7,712	681,276
Thomas S. McHugh,	2011	258,851	—		50,152		—	11,947	320,950
Chief Financial Officer and Treasurer	2010	230,712	30,000	(3)	11,470	(3)	—	16,972	289,154
	2009	—	—		—		—	—	—
Stephen A. Stamp,	2011	73,946	—		—		—	2,507	76,453
Former Vice President, Chief Financial Officer, Treasurer and Assistant Secretary(5)	2010	—	—		—		—	—	—
	2009	—	—		—		—	—	—

Gregory S. Bentley,	2011	240,951	—		53,576		—	4,127	298,654
Senior Vice President, Law and Secretary(6)	2010	—	—		—		—	—	—
	2009	—	—		—		—	—	—
Mark T. Hartman,	2011	181,854	—		—		—	5,106	186,960
President, Generics Division	2010	—	—		—		—	—	—
	2009	—	—		—		—	—	—

(1)	Represents the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Fair value is based on the Black-Scholes option pricing model using the fair value of the underlying shares at the measurement date. For additional discussion of the valuation assumptions used in determining stock-based compensation and the grant date fair value for stock options, see “Executive Compensation—Compensation Discussion and Analysis—Direct Compensation—Stock Option Grants” and Note 18—“Stock-Based Compensation” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.

(2)	All other compensation for the fiscal year ended March 31, 2011 includes the following:

Name	Gross Up Incentive ($)	Car Allowance ($)(a)	401K Match ($)	Group Term Life Insurance ($)	Other Compensation ($)		Total Other Compensation ($)
Gregory J. Divis, Jr.	—	—	5,363	70	—		5,433
David A. Van Vliet	—	736	3,231	89	1,050,000	(b)	1,054,056
Thomas S. McHugh	—	1,281	4,083	93	6,490	(c)	11,947
Stephen A. Stamp	2,486	—	—	21	—		2,507
Gregory S. Bentley	—	—	—	320	3,807	(c)	4,127
Mark T. Hartman	5,042	—	—	64	—		5,106

(a)	During fiscal year 2011, we provided a Company owned or leased vehicle to certain named executive officers as set forth above. At the end of each annual period ending October 31, each executive officer is required to indicate to us the personal usage made of the vehicle. The value of such usage, which is calculated on the basis of the value of the vehicle and the miles driven for personal use, is attributed to the executive officer as taxable income.
(b)	Represents severance pay.
(c)	Represents vacation payout.

(3)	Represents cash bonus and/or stock option awards received by each of the named executive officers pursuant to the April 2009 retention program instituted by our Company.
(4)	Mr. Van Vliet’s employment with our Company was terminated effective as of July 14, 2010.
(5)	Mr. Stamp resigned from his employment with our Company effective as of June 14, 2010.
(6)	The amount listed for option awards includes stock option awards to Mr. Bentley for his service as a director.
(7)	Represents severance and relocation pay following the termination of Mr. Bentley’s employment with our Company in January 2009.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to named executive officers for the fiscal year ended March 31, 2011:

Name	Grant Date		All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Gregory J. Divis, Jr.	09/07/2010	(3)	50,000	1.62	66,599
David A. Van Vliet(5)	—		—	—	—
Thomas S. McHugh	07/29/2010	(4)	25,000	1.14	23,513
	09/07/2010	(3)	20,000	1.62	26,640
Stephen A. Stamp(6)	—		—	—	—
Gregory S. Bentley	06/10/2010	(4)	7,500	1.11	6,791
	09/07/2010	(4)	25,000	1.62	33,440
	09/07/2010	(4)	10,000	1.62	13,376
Mark T. Hartman(7)	—		—	—	—

(1)	All stock options were granted pursuant to the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan and represent options to purchase shares of our Class A Common Stock. The options have a ten year term and an exercise price equal to the closing price of the Class A Common Stock on the NYSE on the date of grant.

(2)	The grant date fair value of stock option awards is based on the Black-Scholes option pricing model using the fair value of the underlying shares at the measurement date. For additional discussion of the valuation assumptions used in determining stock-based compensation and the grant date fair value for stock options, see “Executive Compensation—Compensation Discussion and Analysis—Direct Compensation—Stock Option Grants” and Note 18—“Stock-Based Compensation” of the Notes to the Audited Consolidated Financial Statements included in this prospectus.
(3)	These options vest ratably as to 33% at the end of the third year, 33% at the end of the fourth year and 34% at the end of the fifth year.
(4)	These options vest ratably as to 20% per year from date of grant.
(5)	Mr. Van Vliet’s employment with our Company was terminated effective as of July 14, 2010.
(6)	Mr. Stamp resigned from his employment with our Company effective as of June 14, 2010.
(7)	Mr. Hartman received no option grants during the 2011 fiscal year.

Information as to Stock Options

The following tables list certain information concerning option holdings as of the end of fiscal year 2011 held by the named executive officers to acquire shares of Class A Common Stock and Class B Common Stock.

Outstanding Equity Awards at Fiscal Year-end

	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Name	Class A Common Stock		Class A Common Stock
Gregory J. Divis, Jr.	10,775	(1)	19,225		28.60	09/28/2017
	23,100	(2)	46,900		2.95	01/13/2019
	10,000	(3)	—		1.52	04/24/2019
	—		50,000	(4)	1.62	09/07/2020
David A. Van Vliet(9)	—		—		—	—
Thomas S. McHugh	6,600	(5)	13,400		1.40	04/02/2019
	5,000	(3)	—		1.52	04/24/2019
	—		25,000	(6)	1.14	07/29/2020
	—		20,000	(4)	1.62	09/07/2020
Stephen A. Stamp(10)	—		—		—	—
Gregory S. Bentley	—		7,500	(7)	1.11	06/10/2020
	—		25,000	(8)	1.62	09/07/2020
	—		10,000	(8)	1.62	09/07/2020
Mark T. Hartman	—		—		—	—

(1)	Option granted on 9/28/2007 and vests ratably as to 10% per year from date of grant.
(2)	Option granted on 1/13/2009 and vests ratably as to 33.33% the first two years from date of grant and 33.34% the third year from date of grant.
(3)	Option granted on 4/24/2009 and vested ratably as to 50% on December 31, 2009 and 50% on December 31, 2010.
(4)	Option granted on 09/07/2010 and vests ratably as to 33% the third and fourth years from date of grant and 34% the fifth year from date of grant.
(5)	Option granted on 4/02/2009 and vests ratably as to 33.33% the first two years from date of grant and 33.34% the third year from date of grant.
(6)	Option granted on 07/29/2010 and vests ratably as to 20% per year from date of grant.
(7)	Option granted on 06/10/2010 and vests ratably as to 20% per year from date of grant.
(8)	Option granted on 09/07/2010 and vests ratably as to 20% per year from date of grant.

(9)	Mr. Van Vliet’s employment with our Company terminated July 14, 2010.
(10)	Mr. Stamp resigned from his employment with our Company effective June 14, 2010.

Potential Payments Upon Termination or Change-in-Control

Certain of our named executive officers are entitled, pursuant to employment arrangements, to benefits upon termination of employment or termination of employment after a change of control of our Company. The following discussion provides information with respect to payments which certain of our named executive officers are entitled to receive upon termination of employment or following termination resulting from a change in control of our Company. For Messrs. Divis, McHugh, Bentley and Hartman, the dollar amounts described below, if any, assume that the triggering event for each named executive officer occurred on March 31, 2011. With respect to Messrs. Van Vliet and Stamp, the information below reflects actual payments received by them upon their departure from our Company. For additional discussion regarding employment agreements and post-termination employment benefits with our named executive officers, including discussion of conditions and obligations applicable to the receipt of the payments described below, see “—Employment Arrangements with Named Executive Officers” and “—Post-Employment Termination Compensation” above.

Gregory J. Divis, Jr.

Under the terms of his employment agreement, Mr. Divis would be entitled to benefits if his employment is terminated by us without cause or by him following the relocation of his principal place of employment by more than 75 miles, including if such termination occurs following a change of control of our Company, subject to his compliance with the provisions of the agreement and the execution by Mr. Divis of a general release of claims. In either case, Mr. Divis would be entitled to (1) continued benefits over an 18-month period and (2) severance pay equal to the sum of (x) Mr. Divis’ then current base salary plus (y) Mr. Divis’ target annual cash incentive, which target annual cash incentive, if none had been adopted for the applicable year, would have been equal to 25 percent of Mr. Divis’ then-current base salary. Such severance pay would be paid over a period of 12 months in equal bi-weekly installments, less deductions as required by law, or in a lump sum, less deductions as required by law, if the termination had occurred within 12 months of a change of control.

Assuming that Mr. Divis’ employment had been terminated as of March 31, 2011 by us without cause or by him following a relocation of his principal place of employment by more than 75 miles, regardless whether following a change of control of our Company, the value of these benefits would have been approximately $435,131, calculated as follows:

Annual base salary	$335,000
Target annual cash incentive(a)	83,750
Employee benefits(b)	16,381

Total value	$435,131

(a)	Assumes a target annual cash incentive of 25% of Mr. Divis’ base salary.
(b)	Represents the benefits to be paid to Mr. Divis, including continued participation in plans providing medical, dental and vision insurance benefits, as applicable, over the next 18 months, assuming no increase in cost over the cost incurred for the 18 months ended March 31, 2011.

David A. Van Vliet

On June 20, 2010, Mr. Van Vliet’s employment with the Company was terminated effective as of July 14, 2010, the end of the 30-day notice period provided for in his employment agreement dated November 23, 2009, during which 30-day period he was placed on administrative leave.

Upon his termination, subject to his compliance with the provisions of the employment agreement and the execution by Mr. Van Vliet of a general release of claims, Mr. Van Vliet received a cash severance payment of $1,050,000, two times the sum of Mr. Van Vliet’s then current base salary, payable in equal biweekly payments over the ensuing twelve months. Mr. Van Vliet also received the right to continued participation in our plans providing medical, dental and vision insurance benefits, as applicable, for the 18 month period following the termination date; provided that, any such welfare plan coverage will cease if Mr. Van Vliet obtains other full time employment providing for comparable welfare plan benefits prior to the expiration of such 18 month period. For a period of 36 months immediately following termination, regardless of how, when or why Mr. Van Vliet’s employment ends, he may not, among other things, compete with us, solicit our customers or employees or interfere with any of our suppliers, all as more fully described in the agreement.

Thomas S. McHugh

Under the terms of his employment agreement, Mr. McHugh would be entitled to benefits if his employment is terminated by us without cause or by him following the relocation of his principal place of employment by more than 75 miles, including if such termination occurs following a change of control of our Company, subject to his compliance with the provisions of the agreement and the execution by Mr. McHugh of a general release of claims. In either case, Mr. McHugh would be entitled to (1) continued benefits over an 18-month period and (2) severance pay equal to the sum of (x) Mr. McHugh’s then current base salary plus (y) Mr. McHugh’s target annual cash incentive, which target annual cash incentive, if none had been adopted for the applicable year, would have been equal to 25 percent of Mr. McHugh’s then-current base salary. Such severance pay would be paid over a period of 12 months in equal bi-weekly installments, less deductions as required by law, or in a lump sum, less deductions as required by law, if the termination had occurred within 12 months of a change of control.

Assuming that Mr. McHugh’s employment had been terminated as of March 31, 2011 by us without cause or by him following a relocation of his principal place of employment by more than 75 miles, regardless whether following a change of control of our Company, the value of these benefits would have been approximately $400,653, calculated as follows:

Annual base salary	$300,000
Target annual cash incentive(a)	75,000
Employee benefits(b)	25,653

Total value	$400,653

(a)	Assumes a target annual cash incentive of 25% of Mr. McHugh’s base salary.
(b)	Represents the benefits to be paid to Mr. McHugh, including continued participation in plans providing medical, dental and vision insurance benefits, as applicable, over the next 18 months, assuming no increase in cost over the cost incurred for the 18 months ended March 31, 2011.

Stephen A. Stamp

On June 14, 2010 Mr. Stamp resigned effective immediately from all of his positions with the Company. Mr. Stamp did not receive any severance in connection with his resignation.

Gregory S. Bentley

Pursuant to the letter agreement dated October 26, 2010 between the Company and Mr. Bentley, the option awarded to Mr. Bentley on September 7, 2010 to purchase 25,000 shares of our Class A Common Stock at an exercise price of $1.62 per share, the closing price of our Class A Common Stock on the date of grant, will continue to vest so long as he continues to serve as a director of our Company. The option vests in five equal annual installments beginning on September 7, 2011. In the event that he is not nominated to continue to serve as a member of the Board of Directors or he is nominated, but he is not elected to serve as a director, all of his unvested options will immediately vest and he will have one year to exercise his options.

Additionally, Mr. Bentley and the Company agreed that Mr. Bentley would continue to provide legal services to the Company through June 10, 2011 at an annual rate of $350,000 (inclusive of any directors compensation received by him during that period) should his employment terminate prior to that date. Further, if Mr. Bentley ceases to serve as a director prior to December 31, 2013, other than by his resignation or declining re-nomination or re-election, he will also continue to provide legal services to the Company for the 12-month period following his termination of service as a director at the minimum annual rate of $352,800.

Accordingly, assuming Mr. Bentley’s service as an executive officer is terminated effective March 31, 2011 although his service as a member of our Board of Directors continues, Mr. Bentley would receive $68,082 as consideration for the provision of legal services to the Company through June 10, 2011.

Mark T. Hartman

Under a letter agreement dated October 13, 2010, Mr. Hartman was hired as an “at-will” employee to service as the Company’s President of its generic business. Mr. Hartman is entitled to no severance upon termination of employment.

Compensation Committee Interlocks and Insider Participation

Prior to June 10, 2010, Jonathon E. Killmer served as the Chairman of the Compensation Committee and Norman D. Schellenger served as a member. Currently, Dr. David Sidransky serves as the Chairman of the Compensation Committee and Ana I. Stancic, Mark A. Dow and Robert E. Baldini served as members of the Compensation Committee. None had ever served as an officer or employee of our Company or had any interlocking or insider relationship with our Company requiring disclosure under applicable rules and regulations of the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of April 11, 2011, with respect to each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, in addition to those holders listed under “Security Ownership of Management.”

	Amount and Nature of Beneficial Ownership		Percent of Class A(1)	Percent of Class B(1)
Name and Address of Beneficial Owner	Class A Common Stock	Class B Common Stock
Trust fbo Arnold Hermelin(2)(3) (Trustees: Arnold Hermelin and Lawrence Brody) 10 South Broadway, Suite 2000 St. Louis, MO 63102	289,179	2,246,209	—	20.04%
Trust fbo Marc Hermelin and Trust fbo Minette Hermelin (deceased)(2)(3) (Trustees: David Hermelin and Lawrence Brody) 10 South Broadway, Suite 2000 St. Louis, MO 63102	1,343,187	2,136,555	—	19.07%
Parkside Financial Bank & Trust fbo Anne S. Kirschner(4) (Trustee: Parkside Financial Bank & Trust) 8112 Maryland Avenue, Suite 101 Clayton, MO 63105	761,526	1,402,145	—	12.51%
Partner Fund Management, L.P.(5) One Market Street San Francisco, CA 94105	6,266,219		12.89%	—
Visium Asset Management Group(6) 950 Third Avenue New York, NY 10022	4,124,566		8.49%	—
Adage Capital Partners, L.P.(7) 200 Clarendon Street, 52nd Floor Boston, MA 02116	2,950,000		6.07%	—
OrbiMed Advisors LLC(8) 767 Third Avenue, 30th Floor New York, NY 10017	4,466,800		9.19%	—

(1)	Share calculations based on 48,604,559 shares of Class A Common Stock outstanding and 11,206,285 shares of Class B Common Stock outstanding as of April 11, 2011.
(2)

Reported amounts reflect the information reported on the Schedule 13D filed with the SEC on August 5, 2009, as amended by the Schedule 13D/A filed with the SEC on September 2, 2009, the Schedule 13D/A filed with the SEC on December 15, 2009, the Schedule 13D/A filed with the SEC on June 10, 2010, the Form 4 filed with the SEC by Arnold L. Hermelin on March 8, 2011, and information reported to us by David S. Hermelin. The Schedule 13D, as amended, reported that Marc Hermelin beneficially owned the shares held by the Trust fbo Arnold Hermelin, the Trust fbo Marc Hermelin and the Trust fbo Minette Hermelin (deceased), together with certain other shares due to his service as a trustee under all of the trusts. In connection with the settlement agreement entered into by and among the Company, the Office of Inspector General of the U.S. Department of Health and Human Services, and Marc Hermelin on November 15, 2010, Marc Hermelin agreed to cede voting and investment power with respect to all shares of the Company’s common stock then held by him and resigned as a trustee under all of the trusts. The Schedule 13D reported that the Trust fbo Arnold Hermelin held 1,000,312 shares of Class A Common Stock. David S. Hermelin reported that the Trust fbo Marc Hermelin held 851,688 shares of Class A Common Stock, and the Trust fbo

Minette Hermelin (deceased) held 491,499 shares of Class A Common Stock. In a Form 4 filed November 17, 2010, Marc Hermelin reported the divestiture of 917,672 shares of Class A Common Stock as a result of his resignation as a trustee of the Trust fbo Arnold Hermelin. In a Form 4 filed with the SEC by Arnold Hermelin on March 8, 2011, Arnold Hermelin reported sales of 98,400 shares of Class A Common Stock.

(3)	Reported amounts reflect the information reported on the Schedule 13D filed with the SEC on August 5, 2009, as amended by the Schedule 13D/A filed with the SEC on September 2, 2009, the Schedule 13D/A filed with the SEC on December 15, 2009, the Schedule 13D/A filed with the SEC on June 10, 2010, and information reported to us by David S. Hermelin. The Schedule 13D, as amended, reported that Marc Hermelin beneficially owned the shares held by the Trust fbo Arnold Hermelin, the Trust fbo Marc Hermelin and the Trust fbo Minette Hermelin (deceased), together with certain other shares due to his service as a trustee under all of the trusts. In connection with the settlement agreement entered into by and among the Company, the Office of Inspector General of the U.S. Department of Health and Human Services, and Marc Hermelin on November 15, 2010, Marc Hermelin agreed to cede voting and investment power with respect to all shares of the Company’s common stock then held by him and resigned as a trustee under all of the trusts. The Schedule 13D reported that the Trust fbo Arnold Hermelin held 2,246,209 shares of Class B Common Stock. David S. Hermelin reported that the Trust fbo Marc Hermelin held 1,771,293 shares of Class B Common Stock and the Trust fbo Minette Hermelin (deceased) held 365,262 shares of Class B Common Stock. In a Form 4 filed November 17, 2010, Marc Hermelin reported the divestiture of 2,246,209 shares of Class B Common Stock as a result of his resignation as a trustee of the Trust fbo Arnold Hermelin.
(4)	As reflected on the Form 4s filed with the SEC on February 8, 2011 and February 17, 2011 by Parkside Financial Bank & Trust. Parkside Financial Bank & Trust reported beneficial ownership of 761,526 shares of Class A Common Stock and 1,402,145 shares of Class B Common Stock.
(5)	As reflected on the Schedule 13G filed with the SEC on February 25, 2011 by Partner Fund Management, L.P. As more fully described on the Schedule 13G, the shares of Class A Common Stock consist of: (1) 6,266,219 shares over which Partner Fund Management, L.P. reported shared voting and dispositive power; (2) 6,266,219 shares over which Christopher M. James reported shared voting and dispositive power; (3) 6,266,219 shares over which Brian D. Grossman reported shared voting and dispositive power; (4) 3,306,600 shares over which Partner Fund Management GP, LLC, reported shared voting and dispositive power; (5) 2,959,619 shares over which Partner Asset Management, LLC reported shared voting and dispositive power; (6) 2,959,619 shares over which Partner Investment Management, L.P. reported shared voting and dispositive power; (7) 2,959,619 shares over which Partner Investment Management GP, LLC reported shared voting and dispositive power; (8) 3,306,600 shares over which PFM Healthcare Offshore Fund, Ltd. reported shared voting and dispositive power; and (9) 2,601,835 shares over which PFM Healthcare Fund, L.P. reported shared voting and dispositive power. Each of the entities and persons described in this footnote (4) disclaims beneficial ownership in any of the shares of Class A Common Stock described in this footnote (4) except to the extent of their respective pecuniary interests therein.
(6)	As reflected on the Schedule 13G filed with the SEC on February 25, 2011 by Visium Asset Management, L.P. As more fully described on the Schedule 13G, the shares of Class A Common Stock consist of: (1) 1,656,316 shares over which Visium Balanced Master Fund, Ltd. reported shared voting and dispositive power; (2) 2,222,705 shares over which Visium Credit Master Fund, Ltd. reported shared voting and dispositive power; (3) 245,546 shares over which Lumx Visium Credit Fund Limited reported shared voting and dispositive power; (4) 4,124,566 shares over which Visium Asset Management, LP reported sole voting power; (5) 4,124,566 shares over which JG Asset, LLC reported shared voting and dispositive power; and (6) 4,124,566 shares over which Jacob Gottlieb reported sole voting and dispositive power. Visium Asset Management, LP, JG Asset, LLC, and Mr. Gottlieb disclaim beneficial ownership in any of the shares of Class A Common Stock described in this footnote (5) except to the extent of its or his pecuniary interest.
(7)

As reflected on the Schedule 13G filed with the SEC on April 4, 2011 by Adage Capital Partners L.P. As more fully described on the Schedule 13G, the shares of Class A Common Stock consist of: (1) 2,950,000 shares over which Adage Capital Partners,

L.P. reported shared voting and dispositive power; (2) 2,950,000 shares over which Adage Capital Partners GP, L.L.C. reported shared voting and dispositive power; (3) 2,950,000 shares over which Adage Capital Advisors, L.L.C. reported shared voting and dispositive power; (4) 2,950,000 shares over which Robert Atchinson reported shared voting and dispositive power; and (5) 2,950,000 shares over which Phillip Gross reported shared voting and dispositive power.

(8)	As reported to the Company by OrbiMed Advisors LLC as of April 11, 2011. OrbiMed Advisors LLC reported that the shares of Class A Common Stock consist of shares over which Samuel D. Isaly, OrbiMed Advisors LLC and/or OrbiMed Capital LLC had shared voting and dispositive power. OrbiMed Advisors LLC and OrbiMed Capital LLC reported that they held 931,800 shares on behalf of Caduceus Capital Master Fund Limited, 703,200 shares on behalf of Caduceus Capital II, L.P., 546,200 shares on behalf of UBS Eucalyptus Fund, L.L.C., 36,900 shares on behalf of PW Eucalyptus Fund, Ltd., 374,000 shares on behalf of Summer Street Life Sciences Hedge Fund Investors, LLC, and 1,874,700 shares on behalf of other accounts managed by Orbimed Advisors LLC and/or OrbiMed Capital LLC.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows, as of April 11, 2011, the beneficial ownership of (1) each of the Company’s executive officers named in the Summary Compensation Table in this prospectus, (2) each present director of our Company and (3) all directors and executive officers as a group of all of our shares of Class A Common Stock and Class B Common Stock. Unless otherwise noted, voting and dispositive power relating to the shares described below is exercised solely by the listed beneficial owner. The individuals named have furnished this information to us.

Name of Beneficial Owner	Amount of Beneficial Ownership- Class A Stock(a)		Percent of Class A(b)	Amount of Beneficial Ownership- Class B Stock(a)		Percent of Class B(b)
Robert E. Baldini	—		—	—		—
Gregory S. Bentley	10		*	—		—
Mark A. Dow	—		—	—		—
Shares beneficially attributed to David S. Hermelin pursuant to a trust:
Lawrence Brody, and David S. Hermelin, Trustees One Metropolitan Square St. Louis, MO 63101	1,343,187	(c)	2.70%	2,136,555	(c)	19.05%
David S. Hermelin, individually	30,375		*	52,875		*

Total shares attributable to David S. Hermelin	1,373,562		2.77%	2,189,430		19.52%
Joseph D. Lehrer	—		—	100		*
David Sidransky, M.D.	1,000		*	—		—
Ana I. Stancic	—		—	—		—
Gregory J. Divis, Jr.	40,331		*	—		—
David A. Van Vliet	—		—	—		—
Thomas S. McHugh	9,100		*	—		—
Stephen A. Stamp	—		—	—		—
Mark T. Hartman	—		—	—		—
All directors and executive officers as a group (10 individuals)	1,424,003	(d)	2.87%	2,189,530	(d)	19.52%

*	Less than one percent
(a)	Includes the following shares that were not owned by the persons listed but which could be purchased from us under options exercisable currently or within 60 days after April 11, 2011.

	Shares of Class A Common Stock	Shares of Class B Common Stock
David S. Hermelin	15,000	—
Gregory J. Divis, Jr.	39,106	—
Thomas McHugh	9,100	—

(b)	In determining the percentages of shares deemed beneficially owned by each director and executive officer listed herein, the exercise of all options held by each person that are currently exercisable or will become exercisable within 60 days after April 11, 2011 is assumed.
(c)	These shares are held in two irrevocable trusts created by another party, the beneficiaries of which are Marc S. Hermelin (as to 851,688 shares of Class A Common Stock and 1,771,293 shares of Class B Common Stock) and Minnette Hermelin (deceased), the mother of Marc S. Hermelin (as to 491,499 shares of Class A Common Stock and 365,262 shares of Class B Common Stock).
(d)	All of such shares are owned, or represented by shares purchasable as set forth in footnote (a). In determining the percentage of shares deemed beneficially owned by all directors and executive officers as a group, the exercise of all options held by each person which currently are exercisable or are exercisable within 60 days after April 11, 2011, is assumed. For such purposes, 49,676,498 shares of Class A Common Stock and 11,218,285 shares of Class B Common Stock are assumed to be outstanding.

In addition to the 48,604,559 shares of Class A Common Stock and 11,206,285 shares of Class B Common Stock outstanding as of April 11, 2011, 40,000 shares of the 7% Convertible Preferred Stock were issued and outstanding. Each share of 7% Convertible Preferred Stock is convertible into Class A Common Stock at a ratio of 8.4375 shares of Class A Common Stock for each share of 7% Convertible Preferred Stock. Other than as required by law, holders of 7% Convertible Preferred Stock have no voting rights. If all shares of the 7% Convertible Preferred Stock were converted, the aggregate voting power thereof would be equivalent to the voting power of 337,500 shares of Class A Common Stock.

All holders of Class B Common Stock have the right, at any time, to convert their Class B Common Stock into Class A Common Stock on a share-for-share basis. If all shares of Preferred Stock and all shares of Class B Common Stock were converted into Class A Common Stock, 60,148,344 shares of Class A Common Stock would be outstanding, and each person included in the previous table would hold the number of shares of Class A Common Stock equal to the number of shares of Class B Common Stock listed in the table plus the number of shares of Class A Common Stock listed in the table, which includes options exercisable by all directors and executive officers currently or within 60 days of April 11, 2011. We issued $200 million principal amount of the 2033 Notes that are convertible, under certain circumstances, into shares of our Class A Common Stock at a conversion price of $23.01 per share, subject to possible adjustment. At the current conversion price, the 2033 Notes are convertible into 8,691,880 shares of Class A Common Stock.

In connection with the Bridge Loan issued by U.S. Healthcare to the Company, which loan was repaid in full in March 2011, the Company issued the Initial Warrants to U.S. Healthcare granting them rights to purchase up to 12,587,511 shares of the Company’s Class A Common Stock. The Initial Warrants have an exercise price of $1.62 per share, subject to possible standard anti-dilutive adjustment. The Company and U.S. Healthcare amended the financing arrangements on January 6, 2011 and again on March 2, 2011. In connection with the amendments and certain waivers granted by U.S. Healthcare, the Company issued additional warrants to U.S. Healthcare to purchase up to 7,450,899 shares of the Company’s Class A Common Stock, at an exercise price of $1.62 per share, and amended and restated the Initial Warrants. We have agreed to register up to 20,038,410 shares of the Company’s Class A Common Stock issuable upon the exercise of the Warrants. On February 7, 2011, the Company repaid a portion of the Bridge Loan with proceeds from the private placement of Class A Common Stock described below and on March 17, 2011, the Company repaid in full the remaining obligations under the Bridge Loan (including the payment of related premiums) with a portion of the proceeds of the offering of the 2015 Notes.

CERTAIN RELATIONSHIPS, RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

Determination of Director Independence

Under the rules of the NYSE, a director of our Company only qualifies as “independent” (1) if our Board affirmatively determines that the director has no material relationship with our Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our Company) and (2) as long as such director otherwise meets the requirements for independence set forth in Section 303A.02 of the NYSE’s Listed Company Manual. Our Board has established guidelines to assist it in determining whether a director has a material relationship with our Company. Under these guidelines, a director is considered to be independent if he or she meets the criteria for independence set forth on Exhibit A of our Corporate Governance Guidelines and as required by the Sarbanes-Oxley Act of 2002, the SEC and the NYSE. A copy of our Corporate Governance Guidelines (including Exhibit A) is available on our Internet website (http://www.kvpharmaceutical.com) and can be obtained free of charge by written request to the attention of the Secretary at One Corporate Woods Drive, Bridgeton, Missouri 63044 or by telephone at (314) 645-6600.

Our Board of Directors has determined that Messrs. Baldini, Dow and Lehrer, Dr. Sidransky and Ms. Stancic are “independent” as determined under our Corporate Governance Guidelines and Section 303A.02 of the NYSE’s Listed Company Manual. The Board of Directors also determined that the following individuals who served on the Board during the fiscal year ended March 31, 2010, but who no longer serve as directors, were “independent” at the time of their respective service as determined under our Corporate Governance Guidelines and Section 303A.02 of the NYSE’s Listed Company Manual: Jean M. Bellin, Kevin S. Carlie, Terry B. Hatfield, Jonathon E. Killmer, John Sampson and Norman D. Schellenger.

Transactions with Related Persons

David S. Hermelin, one of our directors, the beneficial owner of more than 5% of the outstanding shares of our Class B Common Stock and our former Vice President, Corporate Strategy and Operations Analysis until December 5, 2008, and his father Marc S. Hermelin, a director until his resignation on November 10, 2010 and our former Chairman and Chief Executive Officer, are partners in a partnership that leases certain real property to us. Lease payments made by us to the partnership for this property during the fiscal year ended March 31, 2011 were $322,548. Mr. D. Hermelin and Mr. M. Hermelin also received fees for serving as directors on the Board during fiscal year ended March 31, 2011 as set forth above under “Executive Compensation—Compensation of Directors—Director Compensation Paid During Fiscal Year 2011.” Mr. D. Hermelin’s employment agreement and employment with us were terminated on December 5, 2008.

On March 22, 2011, Mr. M. Hermelin made a demand on the Company for indemnification with respect to $1.9 million in fines paid by Mr. M. Hermelin in connection with a guilty plea during March 2011 with respect to two federal misdemeanor counts pertaining to being a responsible corporate officer of the Company at the time that there was a misbranding of two morphine sulfate tablets containing more of the active ingredient than stated on the label, in addition to certain attorneys’ fees and expenses. In addition, the Company had previously advanced approximately $3.7 million to Mr. M. Hermelin for legal fees covering various matters including the FDA and SEC investigations, the Department of Justice inquiry, the Audit Committee investigation, HHS OIG exclusion and various class action lawsuits, under the terms of an indemnification agreement between Mr. M. Hermelin and the Company that was established when he served as Chairman of the Board and Chief Executive Officer of the Company. The Company has also received but not paid approximately $1.3 million of invoices for additional legal fees generally covering the same matters and that are outstanding since September 2010 through April 2011 for which Mr. M. Hermelin is demanding indemnification. Under the Company’s standard Indemnification Agreement entered into with each director, as a condition for the advancement of expenses, each director is required to sign an undertaking to reimburse the Company for the advanced expenses in the event that it is found that the director is not entitled to indemnification. Mr. M. Hermelin’s demand and the amounts previously advanced and unpaid are under review by a special committee appointed by the Board of Directors of the Company.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to the related party transaction guidelines adopted by the Board, the Nominating and Corporate Governance Committee is responsible for reviewing, approving and ratifying all related party transactions. A related party transaction is any transaction in which we are a party, and in which an executive officer, director, nominee for director, a stockholder owning 5% or more of our securities or any of such person’s immediate family members, is a party or is known by us to have a direct or indirect material benefit. In cases where a member of the Nominating and Corporate Governance Committee is a party to the related party transaction, such member shall not participate in approving the transaction. Compensation paid to related parties or their immediate family members need not be approved if (1) the total compensation amount is less than $120,000 per year or (2) the compensation has otherwise been approved by the Compensation Committee or the Board.

In determining whether a related party transaction is in, or not opposed to, our best interest, the Nominating and Corporate Governance Committee may consider any factors deemed relevant or appropriate, including (but not be limited to):

•	whether there are any actual or apparent conflicts of interest;

•	the nature, size or degree of those conflicts;

•	whether such conflicts may be mitigated;

•	the potential benefits and detriments to us of such related party transaction;

•	whether the nature or terms of the related party transaction are unusual; and

•	whether steps have been taken to ensure fairness to us.

In making its decision, the Nominating and Corporate Governance Committee may consider our compliance officer’s written recommendation as to issues raised under our Standards of Business Ethics Policy. In addition, the Nominating and Corporate Governance Committee may seek such additional information as it deems necessary, including, without limitation, any other legal or expert advice considered appropriate. All transactions described above were approved under our related party transaction guidelines.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 25, 2010, KPMG LLP resigned from its engagement as the Company’s principal accountant. On August 3, 2010, the Company engaged BDO USA, LLP as the Company’s independent registered accountant to audit the Company’s consolidated financial statements, succeeding KPMG LLP.

SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of common stock by the selling stockholders as of the date of this prospectus, and the number of shares of common stock covered by this prospectus. None of the selling stockholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

Pursuant to the Registration Rights Agreement dated February 14, 2011 with the selling stockholders (the “Selling Stockholder Registration Rights Agreement”), we agreed to register for resale certain of our shares of Class A Common Stock owned by the selling stockholders named below and to indemnify the selling stockholders against certain liabilities related to the selling of such shares of Class A Common Stock, including liabilities arising under the Securities Act. Under the Selling Stockholder Registration Rights Agreement, we also agreed to pay the expenses associated with preparing and filing this registration statement; however, the selling stockholders will pay any legal fees, expenses, commissions or other expenses relating to the sale of their shares of Class A Common Stock.

The selling stockholders acquired the shares of Class A Common Stock pursuant to a Securities Purchase Agreement dated February 14, 2011 for the private placement of 9,950,000 newly issued shares of the Company’s Class A Common Stock, $.01 par value per share, at a price of $3.25 per share (the “Private Placement”). The Private Placement closed on February 17, 2011. The shares were issued in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The shares of Class A Common Stock being offered hereby are being registered to permit resale by the selling stockholders. The selling stockholders may offer all or part of the shares of Class A Common Stock for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of their shares of Class A Common Stock, nor are the selling stockholders obligated to sell any shares of Class A Common Stock immediately under this prospectus.

The following table sets forth the names of the selling stockholders, the number of common shares beneficially owned by them as of April 11, 2011, the number of shares of Class A Common Stock being offered by them, the number of shares of Class A Common Stock each selling stockholder will beneficially own if the stockholder sells all of the shares of Class A Common Stock being registered and the selling stockholder’s percentage ownership of our total outstanding shares of Class A Common Stock if all the shares of Class A Common Stock in the offering are sold. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares of Class A Common Stock beneficially owned after the offering is based on 48,604,559 shares of Class A Common Stock outstanding as of April 11, 2011. As used in this prospectus, “selling stockholders” includes the donees, pledgees, transferees or other successors-in-interest who may later hold the selling stockholders’ interests.

All information with respect to share ownership has been furnished by or on behalf of the selling stockholders and is as of the date of this prospectus. We believe, based on information supplied by the selling stockholders, that except as may otherwise be indicated in the footnotes to the table below, each selling stockholder has sole voting and dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by them. Because the selling stockholders may sell all, part or none of their shares of Class A Common Stock, no estimates can be given as to the number of shares of Class A Common Stock that will be held by each selling stockholder upon termination of any offering made hereby.

Title of Class	Selling Stockholder	Number of Shares Owned Before the Offering	Number of Shares Being Offered	Number of Shares Owned After the Offering(1)	Percentage of Class of Shares Owned After the Offering
Class A Common Stock	Caduceus Capital Master Fund Limited(2)	931,800	435,000	496,800	1.02%
	Caduceus Capital II, L.P.(2)	703,200	330,000	373,200	*
	UBS Eucalyptus Fund, L.L.C.(2)	546,200	270,000	276,200	*
	PW Eucalyptus Fund, LTD(2)	36,900	17,000	19,900	*
	Summer Street Life Sciences Hedge Fund Investors, LLC(2)	374,000	148,000	226,000	*
	Visium Credit Master Fund, Ltd(3)	2,222,705	1,828,528	394,177	*
	Visium Balanced Master Fund, Ltd(3)	1,656,316	1,296,472	359,844	*
	Capital Ventures International(4)	625,000	625,000	—	—
	Hudson Bay Master Fund LTD(5)	1,000,000	1,000,000	—	—
	PFM Healthcare Fund, LP(6)	2,779,621	1,753,976	1,025,645	2.11%
	PFM Healthcare Principals Fund, LP(6)	374,482	277,951	96,531	*
	PFM Healthcare Offshore Fund, Ltd.(6)	3,665,017	1,968,073	1,696,944	3.49%

*	Less than 1%
(1)	Represents the number of shares of common stock that will be beneficially owned by the selling stockholders after completion of this offering based on the assumptions that: (1) all of the shares of Class A Common Stock registered for resale by the registration statement of which this prospectus is part will be sold and (2) no other shares of common stock will be acquired or sold by the selling stockholders prior to completion of this offering. However, the selling stockholders may sell all, part or none of their shares of Class A Common Stock offered pursuant to this prospectus and may sell some or all of their common stock pursuant to one or more exemptions from the registration provisions of the Securities Act. No shares of the Company’s Class B Common Stock were held by any of the selling stockholders as of April 11, 2011.
(2)

As reported to the Company by OrbiMed Advisors LLC as of April 11, 2011. OrbiMed Advisors LLC reported that the shares of Class A Common Stock consist of shares over which Samuel D. Isaly, OrbiMed Advisors LLC and/or OrbiMed Capital LLC had shared voting and dispositive power. OrbiMed Advisors LLC and OrbiMed Capital LLC reported that they held 931,800 shares on behalf of Caduceus Capital Master Fund Limited, 703,200 shares on behalf of Caduceus Capital II, L.P., 546,200 shares on behalf of UBS Eucalyptus Fund, L.L.C., 36,900 shares on behalf of PW Eucalyptus Fund, Ltd., 374,000 shares on behalf of Summer Street Life Sciences Hedge Fund Investors, LLC, and 1,874,700 shares on behalf of other accounts managed by Orbimed Advisors LLC and/or OrbiMed Capital LLC.

(3)	As reported by Visium Asset Management, L.P. (“VAM”) in the Schedule 13G it filed with the SEC on February 25, 2011, VAM reported that it may be deemed to beneficially own the shares held by the selling stockholder. VAM further reported that JG Asset, LLP may be deemed to beneficially own the shares due to its status as the general partner of VAM and that Jacob Gottlieb may be deemed to beneficially own the shares by virtue of his position as Managing Member of JG Asset, LLP. Each of the entities and persons described in this footnote (3) disclaims beneficial ownership in any of the shares of Class A Common Stock described in this footnote (3) except to the extent of their respective pecuniary interests therein.
(4)	Capital Ventures International reported to the Company that Heights Capital Management, Inc., as the authorized agent of Capital Ventures International, and Martin Kobinger, as the investment manager of Heights Capital Management, Inc., had voting and investment control over the listed securities. Martin Kobinger disclaimed beneficial ownership of the listed shares.
(5)	Hudson Bay Master Fund Ltd. reported to the Company that Hudson Bay Capital Management LP, as its investment manager, had voting and investment control over the listed securities. Hudson Bay Master Fund Ltd. also reported that Sander Gerber was the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaimed beneficial ownership of the listed shares.
(6)	Partner Fund Management, L.P. (“PFM”) reported the following relationships in the Schedule 13G it filed with the SEC on February 25, 2011: (1) PFM is the investment adviser to PFM Healthcare Offshore Fund, Ltd. (“PFM Offshore”), (2) Partner Investment Management, L.P. (“PIM”) is the investment advisor to PFM Healthcare Fund, L.P. (“PFM Healthcare”), (3) Partner Fund Management GP, LLC is the general partner of PFM, (4) Partner Investment Management GP, LLC is the general partner of PIM, (5) Christopher M. James is the Chief Investment Officer and a member of the management committee of PFM, PFM Offshore, PIM, PFM Healthcare, Partner Fund Management GP, LLC and Partner Investment Management GP, LLC, (6) Mr. James and Brian D. Grossman are portfolio managers of funds, of which PFM or PIM is the investment adviser and of which Partner Asset Management, LLC (“PAM”) is the general partner, and other accounts, and (7) Mr. James and Mr. Grossman are members of the management committees of PFM, PIM and PAM. Each of the entities and persons described in this footnote (6) disclaims beneficial ownership in any of the shares of Class A Common Stock described in this footnote (6) except to the extent of their respective pecuniary interests therein.

The selling stockholders named in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may offer or sell the shares of Class A Common Stock from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may resell the shares of Class A Common Stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions.

DESCRIPTION OF CAPITAL STOCK

General

Authorized and Outstanding Capital Stock

Our Amended Certificate of Incorporation provides for an authorized capital of 230,000,000 shares, consisting of 5,000,000 shares of preferred stock, $0.01 par value per share, of which 840,000 shares have been designated 7% Convertible Preferred Stock, 150,000,000 shares of Class A Common Stock, $0.01 par value per share, and 75,000,000 shares of Class B Common Stock, $0.01 par value per share. The following summary description of our capital stock is qualified in its entirety by reference to our Amended Certificate of Incorporation. The issued and outstanding shares of Class A Common Stock and those to be issued pursuant to the conversion of 2033 Notes into shares of Class A Common Stock at an initial conversion price of $23.01 per share, the Class B Common Stock and the 7% Convertible Preferred Stock are validly issued, fully paid and non-assessable.

Class A Common Stock

Holders of Class A Common Stock are entitled to receive dividends when, and if, declared and distributed by us on the Class B Common Stock, provided that no dividend shall be payable with respect to Class A Common Stock so long as any dividends which have accrued on the shares of 7% Convertible Preferred Stock, or any other shares of preferred stock which have a preference as to the payment of dividends and which may be outstanding at any time, remain unpaid. The amount of the dividend paid on Class A Common Stock shall be 120% of any non-stock dividend per share declared and paid on each share of Class B Common Stock. No stock dividends may be paid or stock splits issued on the Class A Common Stock other than stock dividends or stock splits of Class A Common Stock which are in the same proportion as simultaneous stock dividends to holders of Class B Common Stock or stock splits of Class B Common Stock. Each share of Class A Common Stock entitles the holder thereof to one-twentieth (1/20) vote with respect to all matters to be voted upon by stockholders. The holders of Class A Common Stock do not have any preemptive, subscription, redemption or conversion rights. Upon liquidation, the holders of Class A Common Stock, together with the holders of Class B Common Stock, are entitled to share ratably, share-for-share, in the net assets of our Company available for distribution after payment of all debts and liabilities and the liquidation preference of any outstanding shares of preferred stock.

Class B Common Stock

Holders of Class B Common Stock are entitled to receive dividends when, and if, declared by the Board of Directors, provided that no dividends shall be payable with respect to Class B Common Stock so long as any dividends which have accrued on the shares of 7% Convertible Preferred Stock, or any other shares of preferred stock, which have a preference as to the payment of dividends and which may be outstanding at any time, remain unpaid. No stock dividends may be paid or stock splits issued on the Class B Common Stock other than stock dividends or stock splits of Class B Common Stock which are in the same proportion as simultaneous stock dividends to the holders of Class A Common Stock or stock splits of Class A Common Stock. Each share of Class B Common Stock entitles the holder thereof to one vote with respect to all matters required to be voted upon by stockholders. The holders of Class B Common Stock do not have any preemptive, subscription or redemption rights. The holders of Class B Common Stock have the right, at any time, to convert their Class B Common Stock into Class A Common Stock on a share-for-share basis. Upon liquidation, the holders of Class B Common Stock, together with the holders of Class A Common Stock, are entitled to share ratably, share-for-share, in the net assets of our Company available for distribution after payment of all debts and liabilities and the liquidation preference of any outstanding shares of preferred stock.

7% Convertible Preferred Stock

The Company has issued 40,000 shares of the 7% Convertible Preferred Stock. The holders of the 7% Convertible Preferred Stock are entitled to receive an annual dividend, from funds legally available for such purpose, of $1.75 per share, which is payable quarterly on March 31, June 30, September 30 and December 31 of each year. Such dividends are cumulative. Each share of the 7% Convertible Preferred Stock is convertible into 8.4375 shares of Class A Common Stock at any time at the option of the holders at a conversion price of $2.96 per share. The conversion rate is subject to adjustment in certain events, including the payment of stock dividends, reclassifications, the issuance of certain rights to purchase Class A Common Stock, the distribution of evidences of indebtedness or assets by us to all holders of Class A Common Stock; provided, however, that no adjustment will be made by reason of the issuance of Class A Common Stock upon the conversion of Class B Common Stock, which is convertible share-for-share into Class A Common Stock at any time. We presently have no commitments to issue or sell stock that would require an adjustment in the conversion rate. No adjustment will be made for accrued dividends on either the 7% Convertible Preferred Stock converted or Class A Common Stock issued upon the conversion. No fractional shares of Class A Common Stock will be issued upon conversion of the 7% Convertible Preferred Stock, but in lieu thereof a cash adjustment will be made based on the market value of the fractional interest.

The 7% Convertible Preferred Stock is redeemable by us, in whole or in part, at any time. The per share redemption price is equal to $25.00, plus any accrued and unpaid dividends.

In the event we are liquidated or dissolved, the amount to be distributed to each holder of the 7% Convertible Preferred Stock will be the fixed amount of $25.00 per share, plus any accrued and unpaid dividends. Such amount shall be prior and in preference to any distribution of any of the assets or surplus funds of our Company to the holders of the Class A Common Stock or the Class B Common Stock or any other series of capital stock junior to the 7% Convertible Preferred Stock. Upon payment in full of such amounts, holders of the 7% Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by us.

The 7% Convertible Preferred Stock does not have voting rights. However, the affirmative vote of the holders of at least 60% of the outstanding 7% Convertible Preferred Stock is required before we may create senior or parity preference shares, amend our Amended Certificate of Incorporation in any manner which adversely affects the 7% Convertible Preferred Stock, or merge, consolidate or sell substantially all of our assets in a manner which adversely affects the 7% Convertible Preferred Stock or wherein the holders of the 7% Convertible Preferred Stock do not receive a substantially similar security. In addition, the holders of 7% Convertible Preferred Stock have the right to elect one additional director to our Board of Directors in the event that accrued dividends on the outstanding 7% Convertible Preferred Stock have not been paid in an aggregate amount equal to or greater than eight quarterly dividends. The 7% Convertible Preferred Stock has no preemptive or other rights to subscribe for additional securities.

Preferred Stock

Our Amended Certificate of Incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors, with a unanimous vote, is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock.

Registration Rights

Registration Rights of the Selling Stockholders

The selling stockholders have registration rights pursuant to the Selling Stockholder Registration Rights Agreement. The Selling Stockholder Registration Rights Agreement provides for the registration for resale of up to 9.95 million shares of Class A Common Stock. Pursuant to the Selling Stockholder Registration Rights Agreement, we must use our best efforts to cause a registration statement covering the resale of the shares to be filed on or prior to June 15, 2011 and to be declared effective by the SEC prior to July 15, 2011 (or within 16 days thereafter, to the extent such extension is as a result of the SEC processing responses to SEC comments made with respect to the registration statement). Once effective, the Company has agreed to use its best efforts to keep the registration statement continuously in effect during the period ending on the earlier of (1) the date on which all of the registrable securities have been sold or distributed pursuant to the registration statement or (2) the date as of which no registrable securities are outstanding (including when the shares may be sold pursuant to Rule 144 by a non-affiliate without volume, timing or current public information restrictions). If the registration statement is not declared effective prior to July 15, 2011 (subject to any extension as described above) or does not remain continuously effective, we are required to pay the holders of the registrable securities liquidated damages at the rate of $484,500 per month. This registration statement, of which this prospectus forms a part, is filed in accordance with the Selling Stockholder Registration Rights Agreement.

Registration Rights of U.S. Healthcare

Additionally, the Company is party to (1) a Registration Rights Agreement dated as of November 17, 2010, (2) an Amended and Restated Registration Rights Agreement dated as of February 10, 2011, and (3) a Second Amended and Restated Registration Rights Agreement dated on or about February 14, 2011 with U.S. Healthcare (collectively, the “U.S. Healthcare Registration Rights Agreements”). Pursuant to the U.S. Healthcare Registration Rights Agreements, the Company has agreed (1) to register under the Securities Act certain shares of the Class A Common Stock of the Company that may be issued to U.S. Healthcare pursuant to the warrants issued to U.S. Healthcare (the “U.S. Healthcare Securities”), and (2) that the Company will not grant to any persons the right to request the Company to register any Class A Common Stock or Class B Common Stock of the Company, or any securities convertible or exchangeable into or exercisable for such securities. The Company received a waiver from U.S. Healthcare with respect to the Selling Stockholder Registration Rights Agreement and an acknowledgement regarding the Company’s registration obligations under the Settlement Agreement described below.

Pursuant to the U.S. Healthcare Registration Rights Agreements, we must use our best efforts to cause a registration statement covering the resale of the shares issuable upon exercise of the U.S. Healthcare Securities to be filed on or prior to June 15, 2011 and to be declared effective by the SEC prior to July 31, 2011. Once effective, the Company has agreed to use its best efforts to keep the registration statement continuously in effect during the period ending on the earlier of (1) the date on which all of the registrable securities have been sold or distributed pursuant to the registration statement or (2) the date as of which no registrable securities are outstanding (including when the shares may be sold pursuant to Rule 144 by a non-affiliate without volume, timing or current public information restrictions). If a registration statement related to the U.S. Healthcare Securities has not been declared effective prior to July 31, 2011, we are required to pay U.S. Healthcare liquidated damages at the rate of $0.9 million per month. Additionally, if a registration statement related to all of the U.S. Healthcare Securities has not been declared effective by August 31, 2011 or if the average trading price of our Class A Common Stock for the ten consecutive days prior to the effective date of the registration statement is less than $7.50 per share, the amount of $7.5 million representing a portion of the prepayment premium on the Bridge Loan which presently is held in escrow, will be released to U.S., Healthcare. If both of those conditions are met, $7.5 million will be released to the Company. The amount of the prepayment premium held in escrow may be reduced if (1) a registration statement related to more than 50%, but less than 100%, of the U.S. Healthcare Securities has been declared effective by August 31, 2011 and the stock price condition described above is met as of that date, or (2) a registration statement covering more than 50% of the U.S. Healthcare Securities has been declared effective by September 30, 2011 and the stock price condition described above is met as of that date.

Registration Rights pursuant to the Settlement Agreement

The Company is party to the Settlement Agreement, dated as of November 15, 2010, by and among the Company, HHS OIG, Marc S. Hermelin and his wife. Pursuant to the Settlement Agreement, the Company has agreed, among other things, to register for resale under the Securities Act certain shares of the Class A Common Stock and Class B Common Stock of the Company beneficially owned by Mr. M. Hermelin and his wife. The Settlement Agreement does not include penalties associated with a failure to register the resale of these shares.

Provisions Regarding Certain Business Combinations

Provisions of our Amended Certificate of Incorporation and By-Laws, including but not limited to those listed below, may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest. Additionally, we are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law.

Multiple Classes of Stock

As discussed above, our Amended Certificate of Incorporation authorizes the issuance of common stock in two classes, Class A Common Stock and Class B Common Stock with different voting rights for each class. In addition, our Board, with a unanimous vote, has the authority to issue additional shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The existence of two classes of common stock with different voting rights and the ability of our Board to issue additional shares of preferred stock could make it more difficult for a third-party to acquire a majority of our voting stock.

Preferred Stock Approval

Our Amended Certificate of Incorporation requires the holders of at least 60% of the outstanding 7% Convertible Preferred Stock to approve certain business combinations unless the rights of the preferred stock holders are not adversely affected or the preferred stock holders receive securities with substantially similar rights, preferences and privileges as those of the 7% Convertible Preferred Stock. This approval requirement may make it more difficult for a third-party to acquire or merge with our Company.

Unanimous Board Approval

Our By-Laws require the unanimous affirmative vote or written consent of our Board for the approval of any agreement or contract that confers stockholder voting rights. As a result, it may be more difficult for a third-party to enter into merger or acquisition agreements with our Company.

Certain Delaware Statutory Provisions

We are subject to Section 203 of the Delaware General Corporation Law (“Section 203”) which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to such date, the business combination is approved by the board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Listing

Our Class A Common Stock and Class B Common Stock are traded on the NYSE under the symbols KV.A and KV.B, respectively.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of Class A Common Stock or interests in shares of Class A Common Stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Class A Common Stock or interests in shares of Class A Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Class A Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A Common Stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of Class A Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Class A Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class A Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Class A Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Class A Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the Class A Common Stock offered by them will be the purchase price of the Class A Common Stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Class A Common Stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our Class A Common Stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Class A Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of Class A Common Stock, but we will not receive any proceeds from the sale of the shares of Class A Common Stock. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

Once effective, the Company has agreed to use its best efforts to keep the registration statement continuously in effect during the period ending on the earlier of (1) the date on which all of the registrable securities have been sold or distributed pursuant to the registration statement or (2) the date as of which no registrable securities are outstanding (including when the shares may be sold pursuant to Rule 144 by a non-affiliate without volume, timing or current public information restrictions).

LEGAL MATTERS

The validity of the Class A Common Stock offered hereby will be passed upon for us by Thompson Coburn LLP.

EXPERTS

The financial statements as of March 31, 2010 and for the year then ended and the 2010 information in the related financial statement Schedule II included in the registration statement of which this prospectus is a part have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and Schedule II of K-V Pharmaceutical Company and subsidiaries as of December 31, 2009, and for each of the years in the two-year period ended December 31, 2009, have been included in this registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph that states that the Company has suspended the shipment of all products manufactured by the Company and must comply with a consent decree with the FDA before approved products can be reintroduced to the market. Significant negative impacts on operating results and cash flows from these actions including the potential inability of the Company to raise capital; suspension of manufacturing; significant uncertainties related to litigation and governmental inquiries; and debt covenant violations raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and this registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also access the documents referenced in this prospectus through our website www.kvpharmaceutical.com. No information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

This prospectus constitutes part of the registration and does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement. Each statement concerning these documents is qualified in its entirety by such reference.

K-V PHARMACEUTICAL COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

K-V Pharmaceutical Company

Bridgeton, Missouri

We have audited the accompanying consolidated balance sheet of K-V Pharmaceutical Company and subsidiaries as of March 31, 2010 and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit), and cash flows for the year then ended. We have also audited the information in the financial statement Schedule II on page II-10 for the year ended March 31, 2010. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of K-V Pharmaceutical Company and subsidiaries at March 31, 2010 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suspended the shipment of all but one of the products manufactured by the Company and must comply with a consent decree with the Food and Drug Administration before approved products can be reintroduced to the market. Significant negative impacts on operating results and cash flows from these actions including, recurring losses from operations, a shareholders’ deficit, and negative working capital; the potential inability of the Company to raise additional capital; suspension of manufacturing; significant uncertainties related to litigation and governmental inquiries; and debt covenant violations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP

Chicago, Illinois

December 23, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

K-V Pharmaceutical Company:

We have audited the accompanying consolidated balance sheet of K-V Pharmaceutical Company and subsidiaries (the Company) as of March 31, 2009, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II for each of the years in the two-year period ended March 31, 2009. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of K-V Pharmaceutical Company and subsidiaries as of March 31, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for each of the years in the two-year period ended March 31, 2009, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements in Item 8 of the March 31, 2009 Form 10-K, the Company has suspended the shipment of all products manufactured by the Company and must comply with a consent decree with the FDA before approved products can be reintroduced to the market. Significant negative impacts on operating results and cash flows from these actions including the potential inability of the Company to raise capital; suspension of manufacturing; significant uncertainties related to litigation and governmental inquiries; and debt covenant violations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 3 to the consolidated financial statements in Item 8 of the March 31, 2009 Form 10-K. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

St. Louis, Missouri

March 25, 2010

K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share information)

	March 31,
	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$60,693	$75,730
Receivables, net	1,255	21,058
Inventories, net	5,484	22,186
Prepaid and other assets	12,293	16,609
Income taxes receivable	3,756	81,031
Deferred tax asset	916	8,842
Current assets held for sale	7,316	6,770

Total Current Assets	91,713	232,226
Property and equipment, less accumulated depreciation	122,910	188,212
Investment securities	65,865	65,971
Intangible assets, net	53,661	148,399
Other assets	17,120	22,730
Non-current assets held for sale	7,288	1,616

Total Assets	$358,557	$659,154

LIABILITIES
Current Liabilities:
Accounts payable	$39,000	$35,975
Accrued liabilities	68,790	152,686
Current maturities of long-term debt	63,926	37,824
Current liabilities associated with assets held for sale	1,078	567

Total Current Liabilities	172,794	227,052
Long-term debt, less current maturities	233,174	200,725
Other long-term liabilities	47,609	44,045
Deferred tax liability	44,074	47,804

Total Liabilities	497,651	519,626
Commitments and Contingencies

SHAREHOLDERS’ EQUITY (DEFICIT)
7% cumulative convertible Preferred Stock, $.01 par value; $25.00 stated and liquidation value; 840,000 shares authorized; issued and outstanding—40,000 shares at both March 31, 2010 and 2009 (convertible into Class A shares on a 8.4375-to-one basis)	—	—
Class A and Class B Common Stock, $.01 par value; 150,000,000 and 75,000,000 shares authorized, respectively;
Class A—issued 41,157,609 and 41,065,529 at March 31, 2010 and 2009, respectively	411	411
Class B—issued 12,206,857 and 12,206,684 at March 31, 2010 and 2009, respectively (convertible into Class A shares on a one-for-one basis)	122	122
Additional paid-in capital	170,022	165,427
Retained earnings (accumulated deficit)	(253,910)	29,772
Accumulated other comprehensive income	1,622	845
Less: Treasury stock, 3,404,366 shares of Class A and 94,572 shares of Class B Common Stock at March 31, 2010, and 3,365,218 shares of Class A and 94,572 shares of Class B Common Stock at March 31, 2009, at cost	(57,361)	(57,049)

Total Shareholders’ Equity (Deficit)	(139,094)	139,528

Total Liabilities and Shareholders’ Equity (Deficit)	$358,557	$659,154

See Accompanying Notes to Consolidated Financial Statements.

K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years ended March 31,
	2010	2009	2008
Net revenues	$152,219	$312,327	$577,623
Cost of sales	99,927	232,383	174,987

Gross profit	52,292	79,944	402,636

Operating expenses:
Research and development	29,045	69,841	48,873
Selling and administrative	118,052	248,410	203,495
Amortization of intangible assets	12,155	14,221	11,491
Restructuring and impairment charges	135,232	46,974	1,140
Purchased in-process research and development	70,000	2,000	17,500
Litigation and governmental inquiries, net	15,024	49,996	—
Gains on sale of assets	(14,500)	—	—

Total operating expenses	365,008	431,442	282,499

Operating income (loss)	(312,716)	(351,498)	120,137

Other expense (income):
Interest expense	8,046	9,312	10,463
Interest and other expense (income)	(5,807)	6,280	(12,524)

Total other expense (income), net	2,239	15,592	(2,061)

Income (loss) from continuing operations before income taxes	(314,955)	(367,090)	122,198
Income tax provision (benefit)	(25,949)	(48,496)	39,605

Income (loss) from continuing operations	(289,006)	(318,594)	82,593
Income from discontinued operations, (net of taxes of $3,127, $2,899 and $2,041)	5,394	4,967	3,845

Net income (loss)	$(283,612)	$(313,627)	$86,438

Earnings (loss) per share from continuing operations:
Basic—Class A common	$(5.80)	$(6.41)	$1.75
Basic—Class B common	(5.80)	(6.41)	1.45
Diluted—Class A common	(5.80)	(6.41)	1.47
Diluted—Class B common	(5.80)	(6.41)	1.27
Earnings per share from discontinued operations:
Basic—Class A common	$0.11	$0.10	$0.08
Basic—Class B common	0.11	0.10	0.07
Diluted—Class A common	0.11	0.10	0.07
Diluted—Class B common	0.11	0.10	0.06
Earnings (loss) per share:
Basic—Class A common	$(5.69)	$(6.31)	$1.83
Basic—Class B common	(5.69)	(6.31)	1.52
Diluted—Class A common	(5.69)	(6.31)	1.54
Diluted—Class B common	(5.69)	(6.31)	1.33
Shares used in per share calculation:
Basic—Class A common	37,798	37,607	37,150
Basic—Class B common	12,081	12,082	12,198
Diluted—Class A common	49,879	49,689	59,144
Diluted—Class B common	12,081	12,082	12,281

See Accompanying Notes to Consolidated Financial Statements.

K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Years Ended March 31,
	2010	2009	2008
Net income (loss)	$(283,612)	$(313,627)	$86,438
Unrealized gain (loss) on available for sale securities:
Unrealized holding gain (loss) during the period	696	(5,853)	(2,424)
Reclassification of losses included in net loss	—	10,447	—
Tax impact related to unrealized holding gain (loss) and reclassification of losses	(265)	(1,636)	848
Foreign currency translation adjustment	346	(570)	—

Total other comprehensive income (loss)	777	2,388	(1,576)

Total comprehensive income (loss)	$(282,835)	$(311,239)	$84,862

See Accompanying Notes to Consolidated Financial Statements.

K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Years Ended March 31, 2010, 2009 and 2008
	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity (Deficit)
Balance at March 31, 2007	$—	$403	$124	$150,881	$264,980	$33	$(55,981)	$360,440
Net income	—	—	—	—	86,438	—	—	86,438
Dividends paid on preferred stock	—	—	—	—	(70)	—	—	(70)
Conversion of 234,528 Class B Shares to Class A shares	—	2	(2)	—	—	—	—	—
Stock-based compensation	—	—	—	5,843	—	—	—	5,843
Purchase of common stock for treasury	—	—	—	—	—	—	(179)	(179)
Stock options exercised—174,813 shares of Class A and 9,427 shares of Class B	—	2	—	1,343	—	—	—	1,345
Excess income tax benefits from stock option exercises	—	—	—	1,376	—	—	—	1,376
Other comprehensive loss	—	—	—	—	—	(1,576)	—	(1,576)

Balance of March 31, 2008	—	407	122	159,443	351,348	(1,543)	(56,160)	453,617
Net loss	—	—	—	—	(313,627)	—	—	(313,627)
Dividends paid on preferred stock	—	—	—	—	(70)	—	—	(70)
Conversion of 49,668 Class B Shares to Class A shares	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	3,506	—	—	—	3,506
Purchase of common stock for treasury	—	—	—	—	—	—	(889)	(889)
Stock options exercised—251,258 shares of Class A and 86,180 shares of Class B	—	4	—	2,478	—	—	—	2,482
Cumulative effect of change in accounting principle	—	—	—	—	(7,879)	—	—	(7,879)
Other comprehensive income	—	—	—	—	—	2,388	—	2,388

Balance at March 31, 2009	—	411	122	165,427	29,772	845	(57,049)	139,528
Net loss	—	—	—	—	(283,612)	—	—	(283,612)
Dividends paid on preferred stock	—	—	—	—	(70)	—	—	(70)
Conversion of 277 Class B Shares to Class A shares	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	3,806	—	—	—	3,806
Purchase of common stock for treasury	—	—	—	—	—	—	(312)	(312)
Stock options exercised—75,197 shares of Class A and 450 shares of Class B	—	—	—	789	—	—	—	789
Other comprehensive income	—	—	—	—	—	777	—	777

Balance at March 31, 2010	$—	$411	$122	$170,022	$(253,910)	$1,622	$(57,361)	$(139,094)

See Accompanying Notes to Consolidated Financial Statements.

K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended March 31,
	2010	2009	2008
Operating Activities:
Net income (loss)	$(283,612)	$(313,627)	$86,438
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Purchased in-process research and development	70,000	2,000	17,500
Depreciation and amortization	33,527	35,876	32,374
Loss on property and equipment	1,797	2,928	384
Impairment of assets	128,516	36,618	1,140
Loss on investment securities	—	9,434	—
Involuntary conversion gain in discontinued operations	(5,600)	—	—
Deferred income tax (benefit) provision	41,917	24,326	(7,047)
Deferred compensation	—	(8,551)	2,232
Stock-based compensation	3,806	3,506	5,843
Excess tax benefits associated with stock options	—	—	(1,376)
Changes in operating assets and liabilities:
Receivables, net	19,160	109,540	(37,870)
Inventories, net	16,799	68,375	(3,000)
Income taxes	40,672	(77,540)	(2,966)
Accounts payable and accrued liabilities	(78,707)	83,700	35,548
Other assets and liabilities, net	11,675	21,140	(6,051)

Net cash provided by (used in) operating activities	(50)	(2,275)	123,149

Investing Activities:
Purchase of property and equipment	(10,198)	(23,633)	(24,159)
Insurance proceeds	5,600	—	—
Purchase of marketable securities	—	(559)	(125,426)
Sale of marketable securities	1,094	52,111	158,750
Product acquisitions	(70,000)	(2,000)	(159,000)
Cash paid for acquired assets	—	(3,000)	—

Net cash provided by (used in) investing activities	(73,504)	22,919	(149,835)

Financing Activities:
Principal payment on long-term debt	(2,674)	(2,624)	(2,215)
Proceeds from collateralized obligation	61,766	—	—
Redemption of collateralized obligation	(541)	—	—
Proceeds from borrowing on line of credit	—	—	50,000
Repayment of borrowing on line of credit	—	(30,000)	(20,000)
Dividends paid on preferred stock	(70)	(70)	(70)
Purchase of common stock for treasury	(312)	(889)	(179)
Excess tax benefits associated with stock options	—	—	1,376
Cash deposits received for stock options	2	746	1,514

Net cash provided by (used in) financing activities	58,171	(32,837)	30,426

Increase (decrease) in cash and cash equivalents	(15,383)	(12,193)	3,740
Effect of foreign exchange rate changes on cash	346	(570)	—
Cash and cash equivalents:
Beginning of year	75,730	88,493	84,753

End of period	$60,693	$75,730	$88,493

Supplemental cash flow disclosures:
Cash paid for interest	$7,263	$9,115	$8,758
Cash paid for income taxes	321	8,288	49,862
Non-cash investing and financing activities:
Stock options exercised (at expiration of two-year forfeiture period)	789	2,478	1,345
Software financing arrangement	—	—	2,039

See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1.	Description of Business

General Overview

K-V Pharmaceutical Company was incorporated under the laws of Delaware in 1971 as a successor to a business originally founded in 1942. K-V Pharmaceutical Company and its wholly-owned subsidiaries, including Ther-Rx Corporation (“Ther-Rx”), Nesher Pharmaceuticals, Inc. (“Nesher”), ETHEX Corporation (“ETHEX”) and Particle Dynamics, Inc. (“PDI”), are referred to in the following Notes to the Consolidated Financial Statements as “KV” or the “Company.” The Company’s original strategy was to engage in the development of proprietary drug delivery systems and formulation technologies which enhance the effectiveness of new therapeutic agents and existing pharmaceutical products. Today the Company utilizes several of those technologies, such as SITE RELEASE® and oral controlled release technologies, in its branded and generic products. In 1990, the Company established a marketing capability in the generic business through its wholly-owned subsidiary, ETHEX. As more fully described in Note 15—“Commitments and Contingencies,” the Company ceased operations of ETHEX on March 2, 2010, and on November 15, 2010, agreed to sell the assets and operations of ETHEX to unrelated third parties prior to April 28, 2011 and on December 15, 2010 filed articles of dissolution with respect to ETHEX under Missouri law. In 1999, KV established a wholly-owned subsidiary, Ther-Rx, to market proprietary branded pharmaceuticals directly to physicians. The Company’s wholly-owned subsidiary, PDI, was acquired in 1972. Through PDI, KV developed and marketed specialty value-added raw materials, including drugs, directly compressible and micro-encapsulated products, and other products used in the pharmaceutical industry and other markets. As more fully described in Note 25—“Subsequent Events,” PDI was sold in June 2010.

Significant Developments

During fiscal year 2009, the Company announced six separate voluntary recalls of certain tablet form generic products as a precaution due to the potential existence of oversized tablets. In December 2008, the U.S. Food and Drug Administration (the “FDA”) began an inspection of the Company’s facilities. The Company suspended shipments of all approved tablet-form products in December 2008 and of all other drug products in January 2009. Also, in January 2009, the Company initiated a nationwide voluntary recall affecting most of its products. On March 2, 2009, the Company entered into a consent decree with the FDA regarding its drug manufacturing and distribution. The consent decree was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009. As part of the consent decree, the Company agreed not to directly or indirectly do or cause the manufacture, processing, packing, labeling, holding, introduction or delivery for introduction into interstate commerce at or from any of its facilities of any drug, until the Company has satisfied certain requirements designed to demonstrate compliance with the FDA’s current good manufacturing practice (“cGMP”) regulations. The consent decree provides for a series of measures that, when satisfied, will permit the Company to resume the manufacture and distribution of approved drug products. The Company has also agreed not to distribute its products that are not FDA approved, including its prenatal vitamins and hematinic products, unless it obtains FDA approval for such products through the FDA’s New Drug Application (“NDA”) and Abbreviated New Drug Application (“ANDA”) processes. These actions and the requirements under the consent decree have had, and are expected to continue to have, a material adverse effect on the Company’s liquidity position and its results of operations. The Company does not expect to generate any significant revenues until it resumes shipping more of its approved products (see Note 3—“Going Concern and Liquidity Considerations”).

Refer also to Note 25—“Subsequent Events” for discussion of recent events and developments.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of KV and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation. Certain reclassifications, none of which affected net income (loss) or retained earnings, have been made to prior year amounts to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results in subsequent periods may differ from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements.

The most significant estimates made by management include revenue recognition and reductions to gross revenues, inventory valuation, intangible and other long-lived assets valuation, stock-based compensation, income taxes, and loss contingencies related to legal proceedings. Management periodically evaluates estimates used in the preparation of the consolidated financial statements and makes changes on a prospective basis when adjustments are necessary.

PDI

As a result of the decision by the Company to sell PDI, the Company has identified the assets and liabilities of PDI as held for sale in the Company’s consolidated balance sheets at March 31, 2010 and 2009 and has segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. See Note 25—“Subsequent Events” for information regarding the sale of PDI.

Accounting Standards Adopted

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (“ASC”). Effective with the quarter ended September 30, 2009, the ASC became the single source of all authoritative GAAP recognized by the FASB and is required to be applied to financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP and did not impact the Company’s consolidated financial statements.

In March 2007, the FASB issued guidance titled, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements” (ASC Topic 715.) The pronouncement requires companies with collateral assignment split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods to recognize a liability for future benefits based on the substantive agreement with the employee. The provisions of the pronouncement also require an employer to recognize and measure the asset in a collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. The Company adopted the provisions of Topic 715 effective April 1, 2008. As a result of the adoption, the Company recognized a liability of $5,551 which represented the present value of the future premium payments to be made under the existing policies. The Company also recognized a decrease in the related asset of $2,328 based on the nature and substance of the arrangements. In accordance with the transition provisions of the pronouncement, a direct decrease of $7,879 was recorded to retained earnings, effective April 1, 2008.

The FASB issued guidance titled, “Fair Value Measurements” (ASC Topic 820), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures required relative to fair value measurements. The Company adopted the provisions of ASC Topic 820 on April 1, 2009 for financial assets and liabilities, which did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued guidance titled, “Business Combinations” (ASC Topic 805), which provides guidance on the accounting and reporting for business combinations. The guidance is effective for fiscal years beginning after December 15, 2008 and was adopted by the Company on April 1, 2009. The guidance will be applied to business acquisitions made by the Company after the date of adoption. The adoption of this standard had no impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued guidance titled, “Noncontrolling Interests in Consolidated Financial Statements” ASC Topic 810. The guidance establishes accounting and reporting standards for noncontrolling interests in subsidiaries of the financial statements of the parent. The guidance was effective for fiscal years and interim periods within the fiscal years beginning after December 15, 2008 and was adopted by the Company on April 1, 2009. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In December 2007 the FASB issued guidance titled, “Accounting for Collaborative Arrangements” ASC Topic 808. The guidance defines a collaborative arrangement and establishes presentation and disclosure requirements for transactions among participants in a collaborative arrangement and between participants in the arrangement and third parties. The guidance was effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 and is to be applied retrospectively to all periods presented. It was adopted by the Company on April 1, 2009 and had no impact on the consolidated financial statements.

In April 2008, the FASB issued guidance titled, “Determination of the Useful Life of Intangible Assets” (ASC Topics 350 and 275) to revise the factors that an entity should consider in developing renewal or extension assumptions used in estimating the useful life of an intangible asset as well as requiring new disclosures for all intangible assets recognized after the effective date. The guidance was effective for fiscal years beginning after December 15, 2008 and applies to all recognized intangible assets after the effective date. It was adopted by the Company on April 1, 2009. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued guidance titled, “Accounting for Convertible Debt That May Be Settled in Cash upon Conversion (Including Partial Conversion)” ASC Topic 470. This guidance requires issuers of convertible debt to account separately for the liability and equity components of these instruments if they have stated terms permitting cash settlement upon conversion. The guidance was effective for financial statements issued for fiscal years and interim statements within the fiscal years beginning after December 15, 2008 and was adopted by the Company on April 1, 2009. The pronouncement must be applied retrospectively to all prior periods presented. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In June 2008, the FASB issued guidance titled, “Instrument (or embedded feature) indexed to an entity’s own stock.” (ASC Topic 815) which provides a two step approach for determining whether an instrument or embedded feature is indexed to an entity’s own stock. The guidance was effective for fiscal years beginning after December 15, 2008 and was adopted on April 1, 2009. The adoption of this pronouncement had no impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued amended guidance on the accounting for transfers of financial assets. The amended guidance removes the concept of a qualifying special-purpose entity, establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This amended guidance must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company adopted this guidance effective April 1, 2010 and the adoption did not have a material impact on its consolidated financial statements.

Accounting Standards Not Yet Adopted

In October 2009, the FASB issued new accounting guidance for recognizing revenue for a multiple-deliverable revenue arrangement. The new guidance amends the existing guidance for separately accounting for individual deliverables in a revenue arrangement with multiple deliverables, and removes the criterion that an entity must use objective and reliable evidence of fair value to separately account for the deliverables. The new guidance also establishes a hierarchy for determining the value of each deliverable and establishes the relative selling price method for allocating consideration when vendor specific objective evidence or third-party evidence of value does not exist. The Company must adopt the new guidance prospectively for new revenue arrangements entered into or materially modified beginning in the first quarter of fiscal year 2012. Earlier adoption is permitted. The Company is currently evaluating the impact that the new guidance will have on its consolidated financial statements and the timing of its adoption.

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“Update 2010-06”). Update 2010-06 provides amendments to current standards to require new disclosures for transfers of assets and liabilities between Levels 1 and 2 and for activity in Level 3 fair value measurements. Furthermore, the update provides amendments to clarify that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for those measurements that fall in either Level 2 or Level 3. Update 2010-06 becomes effective for interim and annual reporting periods beginning after December 15, 2010. The Company is currently evaluating this new statement.

Cash Equivalents

Cash equivalents consist of interest-bearing deposits that can be redeemed on demand and investments that have original maturities of three months or less.

Investment Securities

The Company’s investment securities consist of auction rate securities (“ARS”) that are accounted for as available-for-sale securities. Available-for-sale securities are carried at fair value with temporary unrealized gains and losses, net of tax, recorded within other comprehensive income (loss) as a separate component of shareholders’ equity. The Company has no trading or held-to-maturity securities. The cost of investment securities sold is determined by the specific identification method. Dividend and interest income are accrued as earned. The Company reviews its investments quarterly for declines in fair value that are other-than-temporary. Investments that have declined in market value that are determined to be other-than-temporary are charged to other income (expense), net, by writing that investment down to fair value.

ARS generally have long-term stated maturities of 20 to 30 years. However, these securities have certain economic characteristics of short-term investments due to a rate-setting mechanism and the ability to liquidate them through a Dutch auction process that occurs at pre-determined intervals of up to 35 days. The Company classified these securities as non-current investment securities at March 31, 2010 and 2009 to reflect the current lack of liquidity in these investments (see Note 6—“Investment Securities”). See Note 6—“Investment Securities” also for information regarding a settlement agreement the Company entered into regarding its holdings of ARS and the proceeds received in connection therewith.

Inventories

Inventories consist of finished goods held for distribution, raw materials and work in process. Inventories are stated at the lower of cost or market, with the cost determined on the first-in, first-out (FIFO) basis. Reserves for obsolete, excess or slow-moving inventory are established by management based on evaluation of inventory levels, forecasted demand and market conditions.

Inventories also include costs related to certain products that are pending regulatory approval. From time to time, the Company capitalizes inventory costs associated with products prior to regulatory approval based on management’s judgment of probable future regulatory approval, commercial success and realizable value. Such judgment incorporates the Company’s knowledge and best estimate of where the product is in the regulatory review process, the Company’s required investment in the product, market conditions, competing products and the Company’s economic expectations for the product post-approval relative to the risk of manufacturing the product prior to approval. If final regulatory approval for such products is denied or delayed, the Company revises its estimates and judgments about the recoverability of the capitalized costs and, where required, provides reserves for such inventory in the period those estimates and judgments change.

During fiscal year 2009, the Company announced six separate voluntary recalls of certain tablet-form generic products as a precaution due to the potential existence of oversized tablets. Beginning in December 2008, the Company determined that it was not able to establish the recoverability of production related inventory costs because of uncertainties associated with the risk of additional product recalls. The Company ceased all manufacturing activities during the fourth quarter of fiscal year 2009, and its net revenues since then have been limited to sales of products manufactured by third parties. As a result, all costs associated with the Company’s manufacturing operations were recognized directly into cost of sales rather than capitalized into inventory during fiscal years ended March 31, 2010 and 2009.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. At the time properties are retired from service, the cost and accumulated depreciation are removed from the respective accounts and any related gains or losses are reflected in earnings. The Company capitalizes interest on qualified construction projects.

Depreciation expense is computed over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are principally 10 years for land improvements, 10 to 40 years for buildings and improvements, 3 to 15 years for machinery and equipment, and 3 to 10 years for office furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the respective lease terms or the estimated useful life of the assets.

The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Certain significant events occurred in the three months ended March 31, 2010 that indicated that the carrying value of certain assets as of March 31, 2010 were not recoverable. Refer to the “Impairment of Long-Lived Assets” section below, to Note 4—“Restructuring and Impairment” and to Note 9—“Property and Equipment” for further information regarding the assessment of property and equipment for impairment as of March 31, 2010.

Intangible Assets

Intangible assets consist of product rights, license agreements and trademarks resulting from product acquisitions and legal fees and similar costs relating to the development of patents and trademarks. Intangible assets that are acquired are stated at cost, less accumulated amortization, and are amortized on a straight-line basis over estimated useful lives ranging from 9 to 20 years. Costs associated with the development of patents and trademarks are amortized on a straight-line basis over estimated useful lives ranging from 5 to 17 years.

The Company evaluates its intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Recoverability is determined by comparing the carrying amount of an intangible asset to an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the intangible asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the intangible asset. Certain significant events occurred in the three months ended March 31, 2010 that indicated that the carrying value of certain intangible assets as of March 31, 2010 were not recoverable. Refer to the “Impairment of Long-Lived Assets” section below, to Note 4—“Restructuring and Impairment” and to Note 10—“Intangible Assets” for further information regarding the assessment of intangible assets for impairment as of March 31, 2010.

Impairment of Long-Lived Assets

The Company assesses the impairment of its assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The factors that the Company considers in its assessment include the following: (1) significant underperformance of the assets relative to expected historical or projected future operating results; (2) significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business; (3) significant negative industry or economic trends; and (4) significant adverse changes as a result of legal proceedings or governmental or regulatory actions. Certain significant events occurred in the three months ended March 31, 2010 that indicate that the carrying value of certain long-lived assets as of March 31, 2010 may not be recoverable. These events included: (a) the change in expectation of when the Company would be able to resume manufacturing and shipment and begin generating cash flow from the sale of certain of its approved products; (b) the entry into the plea agreement with the U.S. Department of Justice (see Note 15—“Commitments and Contingencies”) and (c) the substantial reduction of the Company’s workforce that occurred on March 31, 2010 (see Note 4—“Restructuring and Impairment Charges—“Restructuring”). Furthermore, in addition to trying to sell certain of its assets, the Company is evaluating various strategic and operating alternatives, including further reduction of its operations, and/or outsourcing to a third-party some or all of its manufacturing operations.

Based on the events described above, the Company determined that a triggering event occurred in the fourth quarter of fiscal year 2010 giving rise to the need to assess the recoverability of its long-lived assets. Based on the assessment of the recoverability of its long-lived assets, it was determined that future undiscounted cash flows were not sufficient to support the carrying value of certain of its long-lived assets, and this resulted in material non-cash charges for impairment of property and equipment, and intangible assets in the quarter ended March 31, 2010. Cash flow projections require a significant level of judgment and estimation in order to determine a number of interdependent variables and assumptions such as probability, timing, pricing and various cost factors. Cash flow projections are highly sensitive to changes in these variables and assumptions. Refer to Note 4—“Restructuring and Impairment” for further information regarding the assessment of long-lived assets for impairment as of March 31, 2010.

Non-marketable Equity Investments

Non-marketable equity investments for which the Company does not have the ability to exercise significant influence over operating and financial policies (generally less than 20% ownership) are accounted for using the cost method. Such investments are included in “Other assets” in the accompanying consolidated balance sheets and relate primarily to the Company’s investment at March 31, 2010 in the preferred stock of Strides Arcolab Limited (“Strides”). See Note 25—“Subsequent Events.”

On December 13, 2010, the Company and Strides entered into a Settlement Agreement and Release to settle all disputes and claims against each other related to a previously existing License and Supply Agreement between the two companies. Under the terms of the agreement, Strides paid the Company $7,250 and the Company agreed to redeem the preferred shares of Strides that it owns. Accordingly, the carrying value of Strides was reduced to $7,250 as of March 31, 2010.

Revenue Recognition

Revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, the customer’s payment ability has been reasonably assured, title and risk of ownership have been transferred to the customer, and the seller’s price to the buyer is fixed or reasonably determinable. The Company also enters into long-term agreements under which it assigns marketing rights for products it has developed to pharmaceutical markets. Royalties under these arrangements are earned based on the sale of products.

Beginning in December 2008, the Company determined it was not able to reasonably estimate future product returns at the time its drug products were shipped because of uncertainties associated with the risk of additional product recalls. As a result, revenue on shipments of its drug products was deferred until such uncertainties were resolved, which occurred on the earlier of the consumption by the end user or when these products were no longer subject to recall.

Product shipments that are recorded as deferred revenue are reflected as a current liability on the consolidated balance sheet. For shipments where revenue recognition is deferred, the Company records revenue when the uncertainties leading to deferral are resolved. Since the Company suspended all shipments of its approved drug products in tablet form in December 2008 and suspended the manufacturing and shipment of the remainder of its products in January 2009, the product recall became probable and estimable in the quarter ended March 31, 2009. Thus, the Company determined that the uncertainties leading to deferral were resolved, and it did not have any deferred revenue recorded on its consolidated balance sheet at March 31, 2009.

Concurrent with the recognition or deferral of revenue, the Company records estimated provisions for product returns, sales rebates, payment discounts, chargebacks, and other sales allowances. When the occurrence of product recalls becomes probable, the Company also records estimated liabilities for product returns related to recalls. The Company records failure to supply claims when they are probable and reasonably estimable. Provisions are established based upon consideration of a variety of factors, including but not limited to, historical relationship to revenues, historical payment and return experience, estimated and actual customer inventory levels, customer rebate and failure to supply arrangements, current contract sales terms with wholesale and indirect customers, and subsequent payment activity. The following briefly describes each provision and how such provisions are estimated.

•	Cash Discounts—Payment discounts are reductions to invoiced amounts offered to customers for payment within a specified period and are estimated utilizing historical customer payment experience.

•

Sales Rebates—Sales rebates are offered to certain customers to promote customer loyalty and encourage greater product sales. These rebate programs provide that, upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives credit against purchases. Other promotional programs are incentive programs periodically offered to customers. Due to the nature of these programs, the Company is able to estimate provisions for rebates and other promotional programs based on the specific terms in each agreement.

•

Sales Returns—Consistent with common industry practices, the Company has agreed to terms with its customers to allow them to return product that is within a certain period of the expiration date. Upon recognition of revenue from product sales to customers, the Company provides for an estimate of product to be returned. This estimate is determined by applying a historical relationship of customer returns to amounts invoiced.

•

Chargebacks—The Company markets and sells products directly to wholesalers, distributors, warehousing pharmacy chains, mail order pharmacies and other direct purchasing groups. The Company also markets products indirectly to independent pharmacies, non-warehousing chains, managed care organizations, and group purchasing organizations, collectively referred to as “indirect customers.” The Company enters into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, the Company may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, the Company provides credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler’s invoice price. This credit is called a chargeback. Provisions for estimated chargebacks are calculated primarily using historical chargeback experience, actual contract pricing, estimated and actual wholesaler inventory levels, and subsequent payment activity.

•

Price Protection—Generally, the Company provides credits to wholesale customers for decreases that are made to selling prices for the value of inventory that is owned by these customers at the date of the price reduction. These credits are customary in the industry and are intended to reduce a wholesale customer’s inventory cost to better reflect current market prices. Since a reduction in the wholesaler’s invoice price reduces the chargeback per unit, price reduction credits are typically included as part of the reserve for chargebacks because they act essentially as accelerated chargebacks. Although the Company contractually agreed to provide price adjustment credits to its major wholesale customers at the time they occur, the impact of any such price reductions not included in the reserve for chargebacks is immaterial to the amount of revenue recognized in any given period.

•

Medicaid Rebates—Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for all units of its pharmaceuticals that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program. The provision for Medicaid rebates is based upon historical experience of claims submitted by the various states. The Company also monitors Medicaid legislative changes to determine what impact such legislation may have on the provision for Medicaid rebates.

•	Product Recall Returns—Liabilities for product returns related to recalls are based on estimated and actual customer inventory levels at the time of the recall and actual contract pricing.

•

Failure to Supply— The Company has entered into purchase agreements with certain customers that include a provision whereby the Company is required to reimburse these customers for price differences on product orders that the Company is unable to fulfill. The Company estimates this liability based on the terms of the agreements.

Actual product returns, chargebacks and other sales allowances incurred are dependent upon future events and may be different from the Company’s estimates. The Company continually monitors the factors that influence sales allowance estimates and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

The provisions discussed above are presented in the consolidated financial statements as reductions to gross revenues or deferred revenue and a decrease to accounts receivable or an increase to accrued liabilities. Provisions totaled $14,018, $292,645 and $240,573 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

The reserve balances related to the provisions are included in “Receivables, net” or “Accrued liabilities” in the accompanying consolidated balance sheets. A summary of fiscal year 2010 changes for each reserve or liability follows:

(in thousands)	Beginning Balance	Additions	Reductions	Ending Balance
Year Ended March 31, 2010
Accounts Receivable Reserves:
Chargebacks	$1,021	$1,223	$(2,212)	$32
Cash Discounts and Other Allowances	1,035	4,982	(3,720)	2,297
Liabilities:
Sales Rebates	8,264	1,319	(7,745)	1,838
Sales Returns	12,009	4,051	(7,500)	8,560
Medicaid Rebates	6,312	1,858	(4,612)	3,558
Medicare and Medicaid restitution	2,275	—	(2,275)	—
Product Recall Returns	40,695	—	(37,785)	2,910
Failure to Supply Claims	17,101	—	(4,801)	12,300
Chargeback Audit Adjustments	1,823	321	(2,144)	—
Other	2,955	264	(2,967)	252

Total	$93,490	$14,018	$(75,761)	$31,747

(in thousands)	Beginning Balance	Additions	Reductions	Ending Balance
Year Ended March 31, 2009
Accounts Receivable Reserves:
Chargebacks	$18,103	$145,043	$(160,302)	$2,844
Cash discounts and other allowances	3,848	13,606	(16,419)	1,035
Liabilities:
Sales rebates	12,585	48,347	(52,668)	8,264
Sales returns	3,950	21,965	(13,906)	12,009
Medicaid rebates	7,953	11,220	(12,861)	6,312
Medicare and Medicaid restitution	—	2,275	—	2,275
Product recall returns	346	54,295	(13,946)	40,695
Failure to supply claims	—	21,798	(4,697)	17,101
Other	6,120	26,341	(29,506)	2,955

Total	$52,905	$344,890	$(304,305)	$93,490

Beginning in December 2008, accruals for returns related to product recalls were recorded as an addition to the liability for product recall returns and a reduction to deferred revenue. In January 2009, the Company initiated a nationwide recall that affected most of its drug products. As a result, the liability for product recall returns was increased and deferred revenue decreased by $52,245.

The liabilities for sales rebates, sales returns, Medicaid rebates, Medicare and Medicaid restitution, product recall returns, failure to supply claims and chargeback audit adjustments are classified as accrued liabilities in the consolidated balance sheets as of

March 31, 2010 and 2009. The expense associated with these accruals is classified in the consolidated statement of operations for the year ended March 31, 2010 as a reduction of gross revenue.

In connection with litigation described in greater detail in Note 15—“Commitments and Contingencies,” on June 9, 2009, the Company entered into a Distribution and Supply Agreement (the “Distribution Agreement”) with Purdue Pharma L.P., The P.F. Laboratories, Inc. and Purdue Pharmaceuticals L.P. (collectively “Purdue”).

On September 1, 2009, the Company elected for the Distribution Agreement to become effective as of September 1, 2009. Pursuant to the terms of the Distribution Agreement, Purdue provided the Company with a limited quantity of certain generic versions of OxyContin®, as specified in the Distribution Agreement, to be distributed by the Company during a limited period, and the Company paid Purdue a royalty fee and the cost of manufacturing the product supplied by Purdue.

During the three months ended December 31, 2009, the Company received from Purdue and sold to its customers all of the generic OxyContin® allotted under the Distribution Agreement and recognized net revenue of approximately $143,000 in the consolidated statement of operations. The Company recognized the revenue when it had determined that persuasive evidence of an arrangement existed, the customers’ payment ability had been reasonably assured, title and risk of ownership had been transferred to the customers, and the Company’s price to its customers was determined. Additionally, the Company recorded approximately $20,000 as cost of sales in the three months ended December 31, 2009, which included royalty fees and the cost of the generic OxyContin® supplied by Purdue. Accordingly, the Company recognized gross profit of $123,000 in the three months ended December 31, 2009 as a result of the Distribution Agreement entered into with Purdue.

Concentration of Credit Risk

The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the U.S. As a result, the Company is required to estimate the level of receivables which ultimately will not be paid. The Company calculates this estimate based on prior experience supplemented by a customer specific review when it is deemed necessary. On a periodic basis, the Company performs evaluations of the financial condition of all customers to further limit its credit risk exposure. Actual losses from uncollectible accounts have historically been insignificant.

The Company’s three largest customers accounted for approximately 38.2%, 32.2% and 9.9%, and 32.7%, 18.8% and 17.1% of gross receivables at March 31, 2010 and 2009, respectively.

For the fiscal year ended March 31, 2010, the Company’s three largest customers accounted for 79.8%, 2.7% and 2.6% of gross revenues, respectively. For the fiscal years ended March 31, 2009 and 2008, the Company’s three largest customers accounted for 26.9%, 26.5% and 10.4% and 23.9%, 24.6% and 9.8% of gross revenues, respectively.

The Company maintains cash balances at certain financial institutions that are greater than the FDIC insurable limit.

Shipping and Handling Costs

The Company classifies shipping and handling costs in cost of sales. The Company does not derive revenue from shipping.

Research and Development

Research and development costs, including licensing fees for early stage development products, are expensed in the period incurred.

The Company has licensed the exclusive rights to co-develop and market various products with other drug delivery companies. These collaborative agreements usually require the Company to pay up-front fees and ongoing milestone payments. When the Company makes an up-front or milestone payment, management evaluates the stage of the related product to determine the appropriate accounting treatment. If the product is considered to be beyond the early development stage but has not yet been approved by regulatory authorities, the Company will evaluate the facts and circumstances of each case to determine if a portion or all of the payment has future economic benefit and should be capitalized. Payments made to third parties subsequent to regulatory approval are capitalized with that cost generally amortized over the shorter of the life of the product or the term of the licensing agreement.

The Company accrues estimated costs associated with clinical studies performed by contract research organizations based on the total of costs incurred through the balance sheet date. The Company monitors the progress of the trials and their related activities to the extent possible, and adjusts the accruals accordingly. These accrued costs are recorded as a component of research and development expense.

Advertising

Costs associated with advertising are expensed in the period in which the advertising is used and these costs are included in selling and administrative expense. Advertising expenses totaled $6,457, $33,347 and $27,487 for the years ended March 31, 2010, 2009 and 2008, respectively. Advertising expense includes the cost of product samples given to physicians.

Litigation

The Company is subject to litigation in the ordinary course of business and to certain other contingencies (see Note 15—“Commitments and Contingencies”). Legal fees and other expenses related to litigation and contingencies are recorded as incurred. The Company, in consultation with its legal counsel, also assesses the need to record a liability for litigation and contingencies on a case-by-case basis. Accruals are recorded when the Company determines that a loss related to a matter is both probable and reasonably estimable.

Deferred Financing Costs

Deferred financing costs of $5,835 were incurred in connection with the issuance of convertible debt (see Note 13—“Long-Term Debt”). These costs were being amortized into interest expense on a straight-line basis over the five-year period that ended on May 16, 2008, the first date the debt could be put by the holders to the Company.

Earnings Per Share

The Company has two classes of common stock: Class A Common Stock and Class B Common Stock that is convertible into Class A Common Stock. With respect to dividend rights, holders of Class A Common Stock are entitled to receive cash dividends per share equal to 120% of the dividends per share paid on the Class B Common Stock. For purposes of calculating basic earnings (loss) per share, undistributed earnings (loss) are allocated to each class of common stock based on the contractual participation rights of each class of security.

The Company presents diluted earnings (loss) per share for Class B Common Stock for all periods using the two-class method which does not assume the conversion of Class B Common Stock into Class A Common Stock. The Company presents diluted earnings (loss) per share for Class A Common Stock using the if-converted method which assumes the conversion of Class B Common Stock into Class A Common Stock, if dilutive.

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, except that it does not include unvested common shares subject to repurchase. Diluted earnings (loss) per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, unvested common shares subject to repurchase, convertible preferred stock and the convertible notes. The dilutive effects of outstanding stock options and unvested common shares subject to repurchase are reflected in diluted earnings (loss) per share by application of the treasury stock method. Shares related to convertible preferred stock and convertible notes are reflected on an if-converted basis. The computation of diluted earnings (loss) per share for Class A Common Stock assumes the conversion of the Class B Common Stock, while the diluted earnings (loss) per share for Class B Common Stock does not assume the conversion of those shares.

Income Taxes

Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and the respective tax basis and for tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include historical cumulative losses, the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company’s effective tax rate on future earnings.

The Company accounts for uncertain tax positions in accordance with the authoritative guidance issued by the FASB. The authoritative guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the authoritative guidance issued by the FASB for share-based payments, which requires the Company to measure and record compensation expense, based on estimated fair values, for all share-based compensation awards made to employees and directors over the vesting period of the awards.

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model, which requires the use of subjective and complex assumptions. These assumptions include estimating the expected term that options granted are expected to be outstanding, the expected volatility of the Company’s stock price for a period commensurate with the expected term of the related options, and the risk-free rate with a maturity closest to the expected term of the Company’s stock options.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except those that resulted from investments by or distributions to the Company’s shareholders. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that, under generally accepted accounting principles, are included in comprehensive income (loss), but excluded from net income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity (deficit). For the Company, other comprehensive income (loss) is comprised of the net changes in unrealized gains and losses on available-for-sale securities and the foreign currency translation adjustments recorded as result of translating Nesher Solutions Ltd. balances from Israeli shekels to U.S. dollars. As of March 31, 2010, the accumulated other comprehensive income (loss) balance is comprised of ($224) in unrealized losses on the Nesher Solutions Ltd. foreign currency translation and a $1,846 unrealized gain on the auction rate securities. As of March 31, 2009, the accumulated other comprehensive income (loss) balance is comprised of ($570) in unrealized losses on the Nesher Solutions Ltd. foreign currency translation and a $1,415 unrealized gain on the auction rate securities.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, receivables, investments, trade accounts payable, the convertible debt, embedded derivatives related to the issuance of the convertible debt and a mortgage loan arrangement. The carrying amounts of cash and cash equivalents, receivables and trade accounts payable are representative of their respective fair values due to their relatively short maturities.

Based on a valuation analysis, the Company’s investments in ARS of $71,550 and $72,800 had a fair value of $65,865 and $65,971 at March 31, 2010 and 2009 respectively (see Note 7—“Fair Value Measures”).

The Company’s investment in the preferred stock of Strides at March 31, 2010 was $7,250 (see Note 25—“Subsequent Events”). The Company’s investment in the preferred stock of Strides at March 31, 2009 of $11,892, including accrued but unpaid dividends, had a fair value of $11,592 based on a valuation analysis.

Based on quoted market rates, the Company’s convertible debt had a fair value of $101,000 and $54,000 at March 31, 2010 and 2009, respectively. The carrying amount of the mortgage loan arrangement approximates its fair value because its terms are similar to those which can be obtained for similar financial instruments in the current marketplace.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of embedded derivatives related to the convertible debt. These embedded derivatives include certain conversion features and a contingent interest feature. Although the conversion features represent embedded derivative financial instruments, based on the de minimis value of these features at the time of issuance and at March 31, 2010, no value has been assigned to these embedded derivatives. The contingent interest feature provides unique tax treatment under the Internal Revenue Service’s contingent debt regulations. In essence, interest accrues, for tax purposes, on the basis of the instrument’s comparable yield (the yield at which the issuer would issue a fixed rate instrument with similar terms).

Foreign Currency

For the Company’s sole foreign operating entity, Nesher Solutions Ltd. (see Note 5—“Acquisitions”), the local currency is the functional currency. The Company translates asset and liability balances at exchange rates in effect at the end of the period and income and expense transactions at the average exchange rates in effect during the period. Resulting translation adjustments are reported as a separate component of accumulated other comprehensive income included in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations as part of interest and other expense (income). The amount of foreign currency gains (losses) included in the Company’s consolidated statement of operations was $1,242, $(2,584) and $878 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

Authoritative accounting guidance issued by the FASB requires that the effect of exchange rate changes on cash held in foreign currencies be reported as a separate item in the reconciliation of beginning and ending cash and cash equivalents. All other foreign currency cash flows are reported in the applicable line of the consolidated statement of cash flows using an approximation of the exchange rate in effect at the time of the cash flows.

3.	Going Concern and Liquidity Considerations

The Company’s consolidated financial statements are prepared using accounting principles generally accepted in the United States applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The accompanying historical consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The assessment of the Company’s ability to continue as a going concern was made by management considering, among other factors: (i) the timing and number of approved products that will be introduced or reintroduced to the market and the related costs; (ii) the suspension of shipment of all products manufactured by the Company and the requirements under the consent decree with the FDA; (iii) the possibility that the Company may need to obtain additional capital despite the senior secured loan that it was able to obtain in November 2010; (iv) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 15—“Commitments and Contingencies”; and (v) the Company’s ability to comply with debt covenants. The Company’s assessment was further affected by the Company’s fiscal year 2009 net loss of $313,627, the Company’s fiscal year 2010 net loss of $283,612 and the outstanding balance of cash, cash equivalents and short-term marketable securities (excluding PDI assets, which are accounted for as assets held for sale) of $60,693 as of March 31, 2010. For periods subsequent to March 31, 2010, the Company expects losses to continue because the Company is unable to generate any significant revenues from its own manufactured products until the Company is able to resume shipping more of its approved products and until after Makena™ is approved, if it is approved, and we are able to start sales of that product. The Company received notification from the FDA on September 8, 2010 of approval to ship into the marketplace the first product approved under the consent decree, i.e., the Potassium Chloride Extended Release Capsule. The Company resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010. The Company is continuing to prepare other products for FDA inspection and does not expect to resume shipping other products until fiscal year 2012, at the earliest. In addition, the Company must meet ongoing operating costs as well as costs related to the steps the Company is currently taking to prepare for introducing or reintroducing its approved products to the market. If the Company is not able to obtain the FDA’s clearance to resume manufacturing and distribution of its approved products in a timely manner and at a reasonable cost, or if its planned Makena™ product is not approved by the FDA on a timely basis or if revenues from its sale prove to be insufficient, the Company’s financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Based on current financial projections, management believes the continuation of the Company as a going concern is primarily dependent on its ability to address, among other factors: (i) the timely FDA approval of Makena™ and it successful launch and product sales; (ii) the timing, number and revenue generation of approved products that will be introduced or reintroduced to the market and the related costs; (iii) the suspension of shipment of all products manufactured by the Company and the requirements under the consent decree with the FDA (other than the Potassium Chloride Extended Release Capsule product, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter previously discussed); (iv) the possibility that the Company will need to obtain additional capital despite the senior loan it was able to obtain in November 2010; (v) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 15—“Commitments and Contingencies”; (vi) its ability to comply with the conditions set forth in the letter received approving certain waivers of covenants under its mortgage loan agreement (see Note 13—Long-Term Debt); and (vii) compliance with other debt covenants. While the Company addresses these matters, it must continue to meet expected near-term obligations, including normal course operating cash requirements and costs associated with reintroducing approved products to the market (such as costs related to its employees, facilities and FDA compliance), remaining payments associated with the acquisition of the rights to Makena™ (see Note 5—“Acquisitions”), the financial obligations pursuant to the plea agreement (see Note 12—“Accrued Liabilities”), costs associated with legal counsel and consultant fees, as well as the significant costs, such as legal and consulting fees, associated with the steps taken by the Company in connection with the consent decree and the litigation and governmental inquiries. If the Company is not able to obtain the FDA’s clearance to resume manufacturing and distribution of certain or many of its approved products in a timely manner and at a reasonable cost and/or if the Company experiences adverse outcomes with respect to any of the governmental inquiries or litigation described in Note 15—“Commitments and Contingencies”, its financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected.

In the near term, the Company is focused on the following: (i) preparing for the approval and commercial launch of Makena™; (ii) meeting the requirements of the consent decree, which will allow its approved products to be reintroduced to the market (other than the Potassium Chloride Extended Release Capsule product, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter previously discussed); (iii) evaluating strategic alternatives with respect to Nesher; and (iv) pursuing various means to minimize operating costs and increase cash. Since March 31, 2010, the Company has generated non-recurring cash proceeds to support its on-going operating and compliance requirements from the divestiture of PDI, the sale of certain intellectual property and other assets related to the Company’s ANDAs submitted with the FDA for the approval to engage in the commercial manufacture and sale of 1gm/10mL sucralfate suspension and the agreement with U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C. for a $120.0 million loan (see Note 25—“Subsequent Events”). While these cash proceeds were sufficient to meet near term cash requirements, the Company is pursuing ongoing efforts to increase cash, including the continued implementation of cost savings, exploration of strategic alternatives with respect to Nesher Pharmaceuticals and the assets and operations of the Company’s generic products business and other assets and the return of certain of the Company’s approved products to market in a timely manner (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter previously discussed). The Company cannot provide assurance that it will be able to realize the cost reductions it anticipates from reducing its operations or its employee base, that some or many of its approved products can be returned to the market in a timely manner, that its higher profit approved products will return to the market in the near term or that the Company can obtain additional cash through asset sales. If the Company is unsuccessful in its efforts to return its products to market, or if needed to sell assets and raise additional capital in the near term, the Company will be required to further reduce its operations, including further reductions of its employee base, or the Company may be required to cease certain or all of its operations in order to offset the lack of available funding.

The Company continues to evaluate the sale of certain of its assets and businesses. However, due to general economic conditions, the Company will likely be exposed to risks related to the overall macro-economic environment, including a lower rate of return than it has historically experienced on its invested assets and being limited in its ability to sell assets. In addition, the Company cannot provide any assurance that it will be successful in finding suitable purchasers for the sale of such assets. Even if the Company is able to find purchasers, it may not be able to obtain attractive terms and conditions for such sales, including attractive pricing. In addition, divestitures of businesses involve a number of risks, including the diversion of management and employee attention, significant costs and expenses, the loss of customer relationships, a decrease in revenues and earnings associated with the divested business, and the disruption of operations in the affected business. Furthermore, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of significant financial and employee resources. Inability to consummate identified asset sales or manage the post-separation transition arrangements could adversely affect the Company’s business, financial condition, results of operations, cash flows, and ability to comply with the obligations in the Bridge Loan.

4.	Restructuring and Impairment Charges

	2010	2009	2008
Restructuring	$6,422	$10,356	$—
Intangible Assets Impairment	82,258	36,618	1,140
Manufacturing, Distribution and Packaging Assets Impairment	46,552	—	—

Total Restructuring and Impairment Charges	$135,232	$46,974	$1,140

Restructuring

On March 31, 2010, as part of an ongoing realignment of its cost structure, the Company made further substantial reductions of its workforce and employee headcount was reduced by approximately 300. The Company recorded restructuring expense of $6,422 in fiscal year 2010 for severance benefits related primarily to these terminations. During the quarter ended March 31, 2009, the Company reduced its headcount by approximately 1,000 employees through a combination of terminations and layoffs which resulted in severance charges of approximately $10,356.

The activity in accrued severance is summarized as follows:

	2010	2009
Balance at beginning of year	$10,002	$—
Provision for severance benefits(a)	6,925	12,270
Amounts charged to accrual	(10,684)	(2,268)

Balance at end of year	$6,243	$10,002

(a)	Includes amounts that were not classified as restructuring charges.

The balance of the accrual is expected to be paid by December 31, 2010.

Impairment

The Company assesses the impairment of long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The factors that the Company considers in its assessment include the following: (1) significant underperformance of the assets relative to expected historical or projected future operating results; (2) significant changes in the manner of its use of the acquired assets or the strategy for its overall business; (3) significant negative industry or economic trends; and (4) significant adverse changes as a result of legal proceedings or governmental or regulatory actions. Certain significant events occurred in the three months ended March 31, 2010 that indicated that the carrying value of certain assets as of March 31, 2010 may not be recoverable. These events included: (a) the expectation of when the Company would be able to resume manufacturing and shipment and begin generating cash flow from the sale of certain of its approved products, (b) the entry into the plea agreement with the U.S. Department of Justice (see Note 15—“Commitments and Contingencies”), and (c) the substantial reduction of its workforce that occurred on March 31, 2010 (see Note 25—“Subsequent Events”). Furthermore, the Company is evaluating various strategic and operating alternatives with respect to Nesher.

Based on the events described above, the Company determined that a triggering event occurred in the fourth quarter of fiscal year 2010 giving rise to the need to assess the recoverability of its long-lived assets. Based on the assessment of the recoverability of its long-lived assets, it was determined that future undiscounted cash flows were not sufficient to support the carrying value of certain of its long-lived assets, and this resulted in material non-cash charges for impairment of property and equipment and intangible assets in the quarter ended March 31, 2010. Cash flow projections require a significant level of judgment and estimation in order to determine a number of interdependent variables and assumptions using level three inputs such as probability, timing, pricing and various cost factors. Cash flow projections are highly sensitive to changes in these variables and assumptions.

Based upon the Company’s analysis, it was determined the following assets were impaired as of March 31, 2010:

•

With respect to the intangible assets related to Evamist®, the Company had approximately $116,000 of unamortized costs as of March 31, 2010 and remaining useful lives of 8 to 12 years related to product rights, trademark rights and rights under the sublicense agreement. To test impairment of these assets, the Company performed a cash flow analysis, which incorporates a number of significant assumptions and estimates. The sum of the projected undiscounted cash flows, which extend over the useful life assigned to the longest lived asset, did not exceed the carrying amount of the intangible assets as of March 31, 2010 and it was concluded that the assets related to Evamist® were impaired as of that date. The Company recorded $78,968 during fiscal year 2010 as an impairment charge to reduce the carrying value of the intangible assets related to Evamist® to its estimated fair value.

•

With respect to the intangible assets related to Micro-K® and patents and trademarks, the Company had approximately $16,188 and $3,290 of unamortized costs as of March 31, 2010, respectively. The Company performed a cash flow analysis that extended over the average remaining useful life of the assets and determined that the assets related to patents and trademarks were impaired. The Company recorded an impairment charge of $3,290 during fiscal year 2010 to reduce the carrying value of patents and trademarks to estimated fair value.

•

With respect to the Manufacturing, Distribution & Packaging asset group (“MD&P”), an asset group consisting primarily of property and equipment used in manufacturing operations and a generic product portfolio, the Company had approximately $112,366 of net book value as of March 31, 2010. We performed a cash flow analysis that extended over the average remaining useful life of the assets and determined that the assets related to MD&P were impaired. The Company recorded an impairment charge of $46,552 during fiscal year 2010 to reduce the carrying value of manufacturing equipment, product rights, and other assets to estimated fair value.

During the fiscal year ended March 31, 2009, the Company recognized impairment charges of $36,618 for the following:

•

Pursuant to the terms of the consent decree with the FDA, the Company agreed not to distribute its unapproved products, including its branded prenatal vitamins and hematinic products, until they are approved through the FDA’s Abbreviated New Drug Application (“ANDA”) or New Drug Application (“NDA”) processes. Since such products are unable to generate any revenues and are not approved by the FDA, the Company recorded $34,090 during the fiscal year ended March 31, 2009 as an impairment charge to write-off the remaining net book value of the intangible assets related to its branded prenatal vitamins and hematinic products.

•

In January 2009, the Company decided to no longer pursue approval of an acquired product to treat endometriosis. As a result, the Company recorded $2,528 during the fiscal year ended March 31, 2009 to write-off the remaining net book value of intangible assets related to this product.

With respect to the intangible assets related to Evamist® at March 31, 2009, the Company had approximately $125,494 of unamortized costs and remaining useful lives of 9 to 13 years. To test impairment of these assets in fiscal year ended March 31, 2009, the Company performed a cash flow analysis, which incorporated a number of significant assumptions and estimates that were subject to change as actual results became known. The sum of the projected undiscounted cash flows as of March 31, 2009, which extended over the useful life assigned to the assets, slightly exceeded the carrying amount of the intangible assets as of March 31, 2009 and the Company concluded that the asset was not impaired as of that date. However, events and circumstances, primarily as of the fourth quarter of fiscal year 2010, required management to revise its earlier assumptions and estimates and such revisions resulted in the fiscal year 2010 impairments described above.

With respect to the asset groups at March 31, 2009, this asset group was reviewed for recoverability by comparing the asset’s carrying amounts to undiscounted expected future cash flows. Carrying values were determined to be fully recoverable, and no impairment loss was recognized. The recoverability analysis reflected the terms of the Consent Decree entered into with the FDA and the then expectation of when the Company would return to market certain or many of its approved products.

During the fiscal year ended March 31, 2008, the Company recognized an impairment charge of $1,140 for the intangible asset related to a product right acquired under an external development agreement. Price erosion on the product eliminated the economic benefits of marketing the product. The entire balance of the intangible asset was written-off as the product was no longer expected to generate positive future cash flows.

5.	Acquisitions

In September 2008, the Company acquired assets from the pharmaceutical division of LycoRed Natural Products Industries Ltd. (“LycoRed”), an Israeli company. Under the terms of the asset purchase agreement, the Company paid $3,000 for tangible assets and an assembled workforce. The acquirer of these assets is Nesher Solutions Ltd., an Israeli entity that is 100% owned by Nesher Solutions USA, Inc., a wholly-owned KV company. The purpose of the acquisition was to expand the Company’s expertise in the area of controlled-release products as well as enhance its generic pipeline development capacity. The results of operations are included in the consolidated statement of operations since the date of acquisition.

On January 16, 2008, the Company entered into an asset purchase agreement (the “Original Makena™ Agreement”) with Cytyc Prenatal Products Corp. and Hologic, Inc. (Cytyc Prenatal Products Corp. and Hologic, Inc. are referred to collectively as “Hologic”). On January 8, 2010, the Company and Hologic entered into an Amendment (“Amendment No. 1”) to the Original Makena™ Agreement.

The Original Makena™ Agreement provided for, among other things, the following:

•

The Company would acquire the U.S. and worldwide royalty free, exclusive rights to Makena™ (17-alpha hydroxyprogesterone caproate) and certain related assets (the “Purchased Assets”) upon approval of the pending New Drug Application for Makena™ (the “Makena™ NDA”) under review by the FDA.

•

The Purchased Assets would be transferred and sold to the Company free and clear of all encumbrances on the transfer date (the “Transfer Date”), which is to occur no later than five business days after the satisfaction of certain conditions, including, among other things, (1) the approval of the Makena™ NDA by the FDA (as more fully described in the Original Makena™ Agreement) and (2) the delivery by the Company of the Additional Purchase Price Amount (as defined below). As previously disclosed by the Company, the FDA has not yet approved the Makena™ NDA and the Transfer Date has not yet occurred.

•	The Company agreed to pay Hologic a total of $82,000 for the Purchased Assets, in the following increments:

•

A $7,500 cash payment (the “Initial Purchase Price”) on the initial closing date. The Company made such payment in February 2008 which was recorded as in-process research and development expense in the consolidated statement of operations.

•

A $2,000 cash payment (the “NDA Milestone Payment”) upon receipt by Hologic of an acknowledgement from the FDA that Hologic’s response to the FDA’s October 20, 2006 “approvable” letter was sufficient for the FDA to proceed with its review of the Makena™ NDA. The Company made such payment in May 2008 which was recorded as in-process research and development expense in the consolidated statement of operations.

•	A $72,500 cash payment (the “Additional Purchase Price Amount”) to be paid on the Transfer Date.

•

The Company and Hologic each had the right to terminate the Original Makena™ Agreement in the event that the Transfer Date did not occur by February 19, 2010, the second anniversary of the initial closing date (the “February 2010 Termination Right”).

The following is a description of the material terms by which the Makena™ Amendment modifies the Original Makena™ Agreement (as amended, the “Amended Makena™ Agreement”):

•	Hologic is no longer entitled to receive the Additional Purchase Price Amount. Instead, the Company agrees to pay the following:

•

A $70,000 cash payment (the “Amendment Payment”) upon execution of the Makena™ Amendment. The Company made such payment on January 8, 2010 which was recorded as in-process research and development expense in the consolidated statement of operations.

•

Upon successful completion of agreed upon milestones, a series of additional future scheduled cash payments in the aggregate amount of $120,000, the first of which payments is due on the Transfer Date (which will occur after, among other things, the FDA approves the Makena™NDA) and the last of which payments is due no later than 21 months after the FDA approves the Makena™ NDA, provided that the Transfer Date has already occurred. The Company has the right to prepay any such amounts at any time. In addition, if the Company is unable to obtain sufficient quantities of Makena™ for a period of time (not to exceed 12 months) under certain specified circumstances set forth in the Amended Makena™ Agreement, then the due date of the next following scheduled cash payment will be delayed for such period of time. The date on which the Company makes the final cash payment is referred to as the “Final Payment Date.”

•

If, prior to the Final Payment Date, the Company fails to timely pay a scheduled payment, the Company is obligated to transfer back to Hologic ownership of the Purchased Assets, including certain improvements made thereto by the Company, as well as other after-acquired assets and rights used by the Company in connection with the Makena™ business (the “Retransfer”). Certain liabilities associated with the foregoing are to be transferred to Hologic in connection with any Retransfer, subject to Hologic’s rights to reject the assumption of certain liabilities.

•	The termination provisions set forth in the Original Makena™ Agreement have been modified to include the following to the existing termination rights set forth in the Original Makena™ Agreement:

•	The February 2010 Termination Right has been eliminated.

•

Hologic has the right to terminate the Amended Makena™ Agreement if the Company fails to deliver the cash payment due on the Transfer Date (as described above) within 10 days of receipt of notice from the Seller that all conditions related to the Transfer Date have been met.

•

The Amended Makena™ Agreement also provides that the Company is obligated to reimburse to Hologic on a monthly basis, subject to the conditions and approval processes set forth in the Amended Makena™ Agreement, all out-of-pocket expenses incurred by Hologic in connection with (1) seeking to obtain or obtaining FDA approval of the Makena™NDA, (2) contracts relating to any pre-clinical or clinical trials involving Makena™, (3) the research, development, regulatory approval, manufacture, distribution, marketing, sale and promotion of Makena™, including costs associated with making product improvements, and (4) certain other matters as set forth in the Amended Makena™ Agreement.

Hologic informed the Company in January 2009 that the FDA, in a Complete Response letter, (1) indicated it would not approve Makena™ until additional data and information are submitted to and accepted by the FDA and (2) requested Hologic to initiate a confirmatory clinical study and enroll a certain number of patients. In July 2010, Hologic informed the Company that a resubmission to the FDA’s Complete Response action letter received in January 2009 had been submitted for Makena™ (hydroxyprogesterone caproate injection), 250 mg/mL. If approved, Makena™, commonly referred to as “17P,” would be the first and only FDA-approved drug for the prevention of preterm birth in women who are pregnant with a single baby and have spontaneously delivered a single baby preterm in the past. Subsequent to the July 2010 Complete Response submission, the FDA confirmed to Hologic that the submission was complete and therefore accepted. Furthermore, the FDA provided an action date of January 13, 2011.

In May 2007, the Company acquired the U.S. marketing rights to Evamist®, a transdermal estrogen therapy, from VIVUS, Inc. Under the terms of the asset purchase agreement for Evamist®, the Company paid $10,000 in cash at closing and agreed to make an additional cash payment of $141,500 upon final approval of the product by the FDA. The agreement also provides for two future payments upon achievement of certain net sales milestones. If Evamist® achieves $100,000 of net sales in a fiscal year, a one-time payment of $10,000 will be made, and if net sales levels reach $200,000 in a fiscal year, a one-time payment of up to $20,000 will be made. Because the product had not obtained FDA approval when the initial payment was made at closing, the Company recorded $10,000 of in-process research and development expense during the three months ended June 30, 2007. In July 2007, FDA approval for Evamist® was received and a payment of $141,500 was made to VIVUS, Inc. The final purchase price allocation completed during the fiscal year ended March 31, 2009, resulted in estimated identifiable intangible assets of $44,078 for product rights; $12,774 for trademark rights; $82,542 for rights under a sublicense agreement; and, $2,106 for a covenant not to compete. Upon FDA approval in July 2007, the Company began amortizing the product rights, trademark rights and rights under the sublicense agreement over 15 years and the covenant not to compete over nine years. As no net sales milestones have yet been met, no additional payments have been made. Evamist® net sales were approximately $8,800 and $2,600 in fiscal years 2010 and 2009, respectively. See Note 4—“Restructuring and Impairment Charges.”

6.	Investment Securities

The carrying amount of available-for-sale securities and their approximate fair values at March 31, 2010 and 2009 were as follows:

	March 31, 2010
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-current auction rate securities	$62,949	2,916	—	$65,865

	March 31, 2009
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-current auction rate securities	$63,752	2,219	—	$65,971

At March 31, 2008 the Company had short-term marketable securities that were recorded at fair value based on quoted market prices using the specific identification method and consisted of mutual funds comprised of U.S. government investments. During the fiscal year ended March 31, 2009, a realized loss of $86 was recognized upon sale of these securities.

At March 31, 2010 and 2009, the Company had $71,550 and $72,800, respectively, of principal invested in ARS. These securities all have a maturity in excess of 10 years. The Company’s investments in ARS primarily represent interests in collateralized debt obligations supported by pools of student loans, the principal of which is guaranteed by the U.S. Government. ARS backed by student loans are viewed as having low default risk and therefore very low risk of credit downgrade. The ARS held by the Company are AAA-rated securities with long-term nominal maturities for which the interest rates are reset through a Dutch auction process that occurs at pre-determined intervals of up to 35 days. The auctions historically have provided a liquid market for these securities.

With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at March 31, 2010 and 2009 experienced multiple failed auctions beginning in February 2008 as the amount of securities submitted for sale exceeded the amount of purchase orders. Given the failed auctions, the Company’s ARS are illiquid until a successful auction for them occurs. Accordingly, the $65,865 and $65,971 of ARS at March 31, 2010 and 2009, respectively, were classified as non-current assets and are included in the line item “Investment securities” in the accompanying Consolidated Balance Sheets.

In November 2008, the Company accepted a settlement offer from Bank of America for the $10,000 ARS held in an account with them. The Company’s acceptance of the offer from Bank of America entitled the Company to receive benefits from an enforceable settlement agreement which met the definition of a firm commitment. The enforceability of the agreement resulted in a put option that the Company recognized as a free standing asset separate from the ARS. Upon acceptance of the offer from Bank of America, the Company recorded $1,335 as the fair value of the put option asset with a corresponding credit recognized in current-period earnings. Because the put option was a separate free standing asset, the related ARS continued to be accounted for separately. The Company had previously concluded that impairment on this security was temporary because of the Company’s positive intent and ability to hold this security until its forecasted recovery. However, upon exercise of the put option, this assertion was no longer valid for this security. As a result, the Company concluded that this security became other-than-temporarily impaired during November 2008 and recorded a loss of $1,335 into current period earnings.

On February 25, 2009, the Company initiated legal action against Citigroup Global Markets Inc. (“CGMI”), through which it acquired the ARS the Company held at that time, in the District Court for the Eastern District of Missouri. On January 21, 2010, the Company and CGMI entered into a Purchase and Release Agreement pursuant to which CGMI agreed to purchase the Company’s remaining ARS for an aggregate purchase price of approximately $61,707. The Company also received a two-year option (which expires on January 21, 2012) to reacquire the ARS (in whole or on a class-by-class basis) for the prices at which they were sold, as well as the right to receive further payments in the event any ARS are redeemed prior to the expiration of the option.

In accordance with authoritative guidance ASC 860, Transfers and Servicing, the Company accounted for the ARS transfer to CGMI, including the two-year option to reacquire the ARS, as a secured borrowing with pledge of collateral. The transfer of the ARS to CGMI does not meet all of the conditions set forth in ASC 860 in order to be accounted for as a sale. As a secured borrowing with pledge of collateral, the Company was required to record a short-term liability (“collateralized borrowing”) as of March 31, 2010 for the ARS sale proceeds, representing a borrowing of cash from CGMI (see Note 13—“Long-Term Debt”). The ARS have been transferred to CGMI and serve as a pledge of collateral under this borrowing. The Company shall continue to carry the ARS as an asset in the accompanying Consolidated Balance Sheets, and it will continue to adjust to the ARS’ fair value on a quarterly basis (see Note 7—“Fair Value Measures”). In the event any ARS are redeemed prior to the expiration of the option, the Company will account for the redemptions as a sale pursuant to ASC 860.

The Company faces significant liquidity concerns as discussed in Note 3—“Going Concern and Liquidity Considerations.” As a result, the Company determined in fiscal year 2009 that it could no longer support its previous assertion that it had the ability to hold impaired securities until their forecasted recovery. Accordingly, the Company concluded that the ARS became other-than-temporarily impaired during December 2008 and recorded a $9,122 loss into earnings during the three months ended December 31, 2008. This adjustment reduced the carrying value of the ARS to $63,678 at December 31, 2008. The estimated fair value of the Company’s ARS holdings at March 31, 2009 was $65,971. The Company recorded discount accretion of $74 on the carrying value of ARS and recorded the $2,219 difference between the fair value and carrying value of the ARS at March 31, 2009 in accumulated other comprehensive income as an unrealized gain of $1,415, net of tax.

The estimated fair value of the Company’s ARS holdings at March 31, 2010 was $65,865. The Company recorded discount accretion of $292 on the carrying value of ARS and recorded the $2,916 difference between the fair value of the Company’s ARS at March 31, 2010 in accumulated other comprehensive income as an unrealized gain of $1,846, net of tax.

Since the transfer of the ARS to CGMI on January 21, 2010, $500 of ARS were redeemed in the quarter ended March 31, 2010. The Company received from CGMI cash proceeds in the amount of $59, representing the difference between the principal amount of the securities redeemed and the price in which they were sold to CGMI. The Company also recorded a gain in the Consolidated Statement of Operations for the year ended March 31, 2010 in the amount of $60, representing the difference between the principal amount of the securities redeemed and their carrying value prior to redemption.

The ARS are valued based on a discounted cash flow model that considers, among other factors, the time to work out the market disruption in the traditional trading mechanism, the stream of cash flows (coupons) earned until maturity, the prevailing risk free yield curve, credit spreads applicable to a portfolio of student loans with various tenures and ratings and an illiquidity premium. These factors were used in a Monte Carlo simulation based methodology to derive the estimated fair value of the ARS.

7.	Fair Value Measures

In September 2006, the FASB issued authoritative guidance for fair value measurements. The Company implemented the authoritative guidance, effective April 1, 2008, which relates to disclosures for financial assets, financial liabilities, and any other assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the authoritative guidance established a fair value hierarchy that ranks the quality and reliability of the information used to measure fair value. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•

Level 1—Primarily consists of financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

•

Level 2—Includes financial instruments measured using significant other observable inputs that are valued by reference to similar assets or liabilities, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3—Comprised of financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following tables present the Company’s fair value hierarchy as of March 31, 2010 and 2009 for those financial assets measured at fair value on a recurring basis (see Note 4—“Restructuring and Impairment Charges”):

	Fair Value Measurements at March 31, 2010
	Total	Level 1	Level 2	Level 3
Non-current ARS	$65,865	$—	$—	$65,865

	Fair Value Measurements at March 31, 2009
	Total	Level 1	Level 2	Level 3
Non-current ARS	$65,971	$—	$—	$65,971

The Company’s investments in non-current ARS primarily represent interests in collateralized debt obligations supported by pools of student loans, the principal of which is guaranteed by the U.S. Government. The ARS held by the Company are AAA-rated securities with long-term nominal maturities for which the interest rates are reset through a Dutch auction process that occurs at pre-determined intervals of up to 35 days. Due to the lack of observable market quotes and an illiquid market for the Company’s ARS portfolio that existed as of March 31, 2010, the Company utilized a valuation model that relied exclusively on Level 3 inputs, including those that are based on expected cash flow streams and collateral values (see Note 6—“Investment Securities”).

The contingent interest feature of the $200,000 principal amount of Contingent Convertible Subordinated Notes (see Note13—“Long-Term Debt”) meets the criteria of and qualifies as an embedded derivative. Although this feature represents an embedded derivative financial instrument, based on its de minimis value at the time of issuance and at March 31, 2010, no value has been assigned to this embedded derivative.

The following table presents the changes in fair value for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Non-Current ARS (Level 3)

	2010	2009
Balance at beginning of year	$65,971	$81,516
Realized losses resulting from ARS being deemed other-than-temporarily impaired	—	(10,457)
Unrealized gains included in other comprehensive income	696	4,603
Accretion of investment impairment	292	74
Sales of ARS securities	(1,094)	(9,765)

Balance at end of year	$65,865	$65,971

8.	Inventories

Inventories, net of reserves, as of March 31 consisted of:

	2010	2009
Raw materials	$5,019	$20,208
Finished goods	465	1,978

	$5,484	$22,186

Reserves for obsolete inventory are deducted from the related inventory balances. The activity in the Company’s reserve for obsolete inventory is summarized as follows:

	2010	2009	2008
Balance at beginning of year	$51,974	$19,948	$12,385
Provisions for obsolete inventory	20,155	74,212	18,849
Amounts charged against reserves	(27,961)	(42,186)	(11,286)

Balance at end of year	$44,168	$51,974	$19,948

Inventories included $0 and $2,304 of raw materials as of March 31, 2010 and 2009, respectively, that will be used in research and development activities.

The Company ceased all manufacturing activities during the fourth quarter of fiscal year 2009, and its net revenues are limited to sales of products manufactured by third parties. Additionally, all costs associated with the Company’s manufacturing operations are recognized directly into cost of sales rather than capitalized into inventory.

9.	Property and Equipment

Property and equipment as of March 31 consisted of:

	2010	2009
Buildings and building improvements	$100,093	$121,268
Machinery and equipment	66,144	89,015
Office furniture and equipment	35,487	35,379
Leasehold improvements	22,352	22,316
Land and improvements	6,253	6,253
Construction-in-process	920	3,815
Property and equipment held for sale	3,902	8,619

	235,151	286,665
Less accumulated depreciation	(112,241)	(98,453)

Net property and equipment	$122,910	$188,212

Capital additions to property and equipment were $10,198 (includes PDI capital additions), $23,633 and $24,159 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Depreciation of property and equipment was $19,022, $20,423 and $18,824 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

The Company recorded a reserve in the amount of $1,880 for the fiscal year ended March 31, 2009 primarily relating to the impairment of property and equipment held for sale. The related loss provision is recorded as selling and administrative expense in the consolidated statement of operations.

Property and equipment projects classified as construction-in-progress at March 31, 2010 are projected to be completed during the next 12 months.

The Company evaluates its property and equipment for impairment whenever events or changes in circumstances indicate an asset’s carrying amount may not be recoverable. Because of the previously described triggering events that occurred in the fourth quarter of fiscal year 2010, the Company completed an evaluation of its property and equipment. Based upon the Company’s analysis, it was determined that certain property and equipment was impaired for the year ended March 31, 2010 and the Company recorded an impairment charge of $46,552 related to its manufacturing, distribution, and packaging assets MD&P as described in Note 4—“Restructuring and Impairment Charges”.

10.	Intangible Assets

Intangible assets as of March 31 consisted of:

	2010			2009
	Gross Carrying Amount(a)	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Product rights acquired:
Micro-K®	$36,140	$(19,952)	$16,188	$36,140	$(18,145)	$17,995
Evamist®	21,175	(7,876)	13,299	44,078	(4,937)	39,141
Trademarks acquired:
Evamist®	5,082	(2,283)	2,799	12,774	(1,431)	11,343
License agreements:
Evamist®	35,648	(14,748)	20,900	82,542	(9,245)	73,297
Other	—	—	—	375	—	375
Covenants not to compete:
Evamist®	627	(627)	—	2,106	(393)	1,713
Trademarks and patents	1,308	(1,308)	—	5,129	(1,135)	3,994
Other	691	(216)	475	612	(71)	541

Total intangible assets	$100,671	$(47,010)	$53,661	$183,756	$(35,357)	$148,399

(a)	Gross Carrying Amount is shown net of impairment charges.

As of March 31, 2010, the Company’s intangible assets have a weighted average useful life of approximately 16 years. Also, as of March 31, 2010, the Company’s product rights acquired, trademark rights acquired, license agreements, covenants not to compete, trademarks and patents, and other intangible assets have weighted average useful lives of approximately 17 years, 15 years, 15 years, 9 years, 13 years, and 5 years, respectively. Amortization of intangible assets was $12,155, $14,221 and $11,491 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

The Company evaluates its intangible assets for impairment whenever events or changes in circumstances indicate an intangible asset’s carrying amount may not be recoverable. As more fully described in Note 4—“Restructuring and Impairment Charges”, as a result of triggering events and related impairment assessments, the Company recorded intangible asset impairment charges of $82,258 and $36,618 in fiscal years 2010 and 2009, respectively.

Assuming no other additions, disposals or adjustments are made to the carrying values and/or useful lives of the intangible assets, annual amortization expense on product rights, trademarks acquired and other intangible assets is estimated to be approximately $6,243 in each of the five succeeding fiscal years.

11.	Other Assets

Other assets as of March 31 consisted of:

	2010	2009
Prepaid and other	$5	$558
Life insurance receivable	4,195	2,012
Preferred stock investments and accrued dividends	7,650	11,992
Deferred financing costs, net	251	273
Deposits	5,019	7,895

Other assets	$17,120	$22,730

See Note 2—“Summary of Significant Accounting Policies” and Note 15—“Commitments and Contingencies” for description of preferred stock investments and accrued dividends.

12.	Accrued Liabilities

Accrued liabilities as of March 31 consisted of:

	2010	2009
Salaries, wages, incentives and benefits	$6,794	$9,161
Accrued severance	6,243	10,002
Accrued interest payable	2,190	2,174
Professional fees	4,805	11,226

	2010	2009
Stock option deposits	197	993
Failure to supply claims	12,300	17,101
Product recalls	4,608	50,745
Accrued litigation and governmental inquiries	12,471	18,473
Medicaid rebates	3,558	6,312
Sales returns	8,560	12,009
Sales rebates	1,838	8,264
Other	5,226	6,226

	$68,790	$152,686

The liability for product recalls includes the impact of products expected to be returned, the estimated unpaid cost of processing fees and other administrative expenses associated with the recalls. The estimated liability for product returns related to recalls was based on estimated and actual customer inventory levels and actual contract pricing.

Accrued litigation and governmental inquiries consists of settlement obligations as well as loss contingencies recognized by the Company because settlement was determined to be probable and the related payouts were reasonably estimable. For the fiscal year ended March 31, 2010, the Company recorded litigation expense in the amount of $15,024 for certain cases. For the fiscal year ended March 31, 2009, the Company recorded litigation expense in the amount of $49,732, $6,536 of which was recorded for certain multi-defendant cases alleging that the Company reported improper or fraudulent pharmaceutical pricing information under the Medicaid rebate program (see Note 15—“Commitments and Contingencies”). Also, in fiscal year ended March 31, 2009, the Company recorded litigation and governmental inquiries expense in the amount of $14,364 for product liability actions related to the voluntary product recalls initiated by the Company in calendar year 2008 and early 2009 and alleged damages as a result of the ingestion of purportedly oversized tablets allegedly distributed by the Company (see Note 15—“Commitments and Contingencies”). Of the remaining product liability at March 31, 2010, $6,892 was recorded in accrued liabilities and $4,391 was recorded in other long-term liabilities.

In May 2009, the Company entered into a global confidential settlement agreement with Axcan to dismiss a suit Axcan filed against the Company in June 2007 (see Note 15—“Commitments and Contingencies”). The settlement agreement required the Company to pay Axcan in three installments, $3,500 of which was paid in May 2009. Subsequent to May 2009, the original agreement with Axcan was revised and the Company made a payment of $1,950 to settle the remaining two payments due to Axcan. At March 31, 2009, the Company recorded a settlement liability of $5,450 in accrued liabilities.

Pursuant to the plea agreement with the U.S. Department of Justice, the Company agreed to pay criminal fines, restitution to the Medicare and Medicaid programs and an administrative forfeiture in the aggregate amount of $27,569 (see Note 15—“Commitments and Contingencies”). In the fiscal year ended March 31, 2009, the Company recorded litigation and governmental inquiries expense of $23,623 for the present value of the administrative forfeiture and five expected installment payments related to the criminal fines and reduced net revenues by $2,275 for the restitution payments owed to the Medicare and Medicaid programs. In the fiscal years ended March 31, 2010 and 2009, the Company recorded $401 and $299, respectively, of interest accretion expense representing the difference between the present value and the undiscounted amount of the fines and penalties, which is recognized ratably over the period during which payments are due and payable pursuant to the plea agreement. At March 31, 2010, $2,793 of the aggregate plea agreement amount was recorded in accrued liabilities and $19,126 was recorded in other long-term liabilities. In addition, long-term liabilities includes $7,827 related to long-term tax liabilities, $5,803 for CEO life insurance, and $13,250 for other legal matters.

13.	Long-Term Debt

Long-term debt as of March 31 consisted of:

	2010	2009
Convertible notes	$200,000	$200,000
Building mortgages	35,288	37,432
Collateralized borrowing	61,224	—
Software financing arrangement	558	1,117

	297,100	238,549
Less current portion	(63,926)	(37,824)

	$233,174	$200,725

In May 2003, the Company issued $200,000 principal amount of 2.5% Contingent Convertible Subordinated Notes (the “Notes”) that are convertible, under certain circumstances, into shares of Class A Common Stock at an initial conversion price of $23.01 per share. The Notes, which mature on May 16, 2033, bear interest that is payable on May 16 and November 16 of each year at a rate of 2.50% per annum. The Company also is obligated to pay contingent interest at a rate equal to 0.5% per annum during any six-month period from May 16 to November 15 and from November 16 to May 15, with the initial six-month period commencing May 16, 2006, if the average trading price of the Notes per $1,000 principal amount for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. In November 2007, the average trading price of the Notes reached the threshold for the five-day trading period that resulted in the payment of contingent interest and for the period from November 16, 2007 to May 15, 2008 the Notes paid interest at a rate of 3.00% per annum. In May 2008, the average trading price of the Notes fell below the contingent interest threshold for the five-day trading period and beginning May 16, 2008 the Notes began to pay interest at a rate of 2.50% per annum, which is the current rate as of March 31, 2010.

The Company may redeem some or all of the Notes at any time, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any. Holders may require the Company to repurchase all or a portion of their Notes on May 16, 2008, 2013, 2018, 2023 and 2028 or upon a change in control, as defined in the indenture governing the Notes, at a purchase price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any. Holders had the right to require the Company to repurchase all or a portion of their Notes on May 16, 2008 and, accordingly, the Company classified the Notes as a current liability as of March 31, 2008. Since no holders required the Company to repurchase all or a portion of their Notes on this date and because the next occasion holders may require the Company to repurchase all or a portion of their Notes is May 16, 2013, the Notes were classified as a long-term liability as of March 31, 2010 and 2009. The Notes are subordinate to all of the Company’s existing and future senior obligations.

The Notes are convertible, at the holders’ option, into shares of the Company’s Class A Common Stock prior to the maturity date under the following circumstances:

•

during any future quarter , if the closing sale price of the Company’s Class A Common Stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the Notes on the last trading day of the previous quarter. The Notes are initially convertible at a conversion price of $23.01 per share, which is equal to a conversion rate of approximately 43.4594 shares per $1,000 principal amount of Notes;

•	if the Company has called the Notes for redemption;

•

during the five trading day period immediately following any nine consecutive trading day period in which the trading price of the Notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our Class A Common Stock on that day multiplied by the number of shares of our Class A Common Stock issuable upon conversion of $1,000 principal amount of the Notes; or

•	upon the occurrence of specified corporate transactions.

The Company has reserved 8,691,880 shares of Class A Common Stock for issuance in the event the Notes are converted.

The Notes, which are unsecured, do not contain any restrictions on the payment of dividends, the incurrence of additional indebtedness or the repurchase of the Company’s securities, and do not contain any financial covenants. However, a failure by the Company or any of its subsidiaries to pay any indebtedness or any final non-appealable judgments in excess of $750 constitutes an event of default under the indenture. An event of default would permit the trustee under the indenture or the holders of at least 25% of the Notes to declare all amounts owing to be immediately due and payable and exercise other remedies.

In March 2006, the Company entered into a $43,000 mortgage loan arrangement with one of its primary lenders, in part, to refinance $9,859 of existing mortgages. The $32,764 of net proceeds the Company received from the mortgage loan was used for working capital and general corporate purposes. The mortgage loan, which is secured by three of the Company’s buildings, bears interest at a rate of 5.91% and matures on April 1, 2021. The Company is current in all its financial payment obligations under the mortgage loan arrangement. However, at March 31, 2009 and 2010, the Company was not in compliance with one or more of the requirements of the mortgage loan documentation. At March 31, 2009, the entire amount outstanding under the mortgage was classified as a current liability. On August 5, 2010, the Company obtained a waiver for the provisions of the mortgage loan documentation that it was not in compliance with (see Note 25—“Subsequent Events”). Accordingly, the portion of the mortgage not payable in the 12 months subsequent to March 31, 2010 was classified as a long-term liability as of March 31, 2010.

On February 25, 2009, the Company initiated legal action against Citigroup Global Markets Inc. (“CGMI”), through which it acquired the ARS the Company held at that time, in the District Court for the Eastern District of Missouri. On January 21, 2010, the Company and CGMI entered into a Purchase and Release Agreement pursuant to which CGMI agreed to purchase the Company’s remaining ARS for an aggregate purchase price of approximately $61,707. The Company also received a two-year option (which expires on January 21, 2012) to reacquire the ARS (in whole or on a class-by-class basis) for the prices at which they were sold, as well as the right to receive further payments in the event any ARS are redeemed prior to the expiration of the option.

In accordance with authoritative guidance ASC 860, Transfers and Servicing, the Company accounted for the ARS transfer to CGMI, including the two-year option to reacquire the ARS, as a secured borrowing with pledge of collateral. The transfer of the ARS to CGMI does not meet all of the conditions set forth in ASC 860 in order to be accounted for as a sale. As a secured borrowing with pledge of collateral, the Company was required to record a short-term liability (“collateralized borrowing”) as of March 31, 2010 for the ARS sale proceeds, representing a borrowing of cash from CGMI. The ARS have been transferred to CGMI and serve as a pledge of collateral under this borrowing. The Company shall continue to carry the ARS as an asset in the accompanying Consolidated Balance Sheets, and it will continue to adjust to the ARS’ fair value on a quarterly basis (see Note 7—“Fair Value Measures”). In the event any ARS are redeemed prior to the expiration of the option, the Company will account for the redemptions as a sale pursuant to ASC 860. Through March 31, 2010, $500 par value of ARS ($439 at CGMI purchase cost) were redeemed.

In June 2007, the Company entered into an installment payment agreement with a financial institution for the purchase of software products and the right to receive consulting or other services from the seller. Upon delivery of the products and services, the financial institution will pay the seller amounts owed for the software products and services. As a result, the Company recorded debt in the amount of $1,733 which is paid ratably over 16 consecutive quarters to the financial institution. In August 2007, the Company entered into another agreement with the same financial institution for the payment of additional consulting services that will be provided on a time and material basis. In exchange for the institution paying the seller for fees owed, the Company recorded additional debt in the amount of $306 which is paid to the financial institution ratably over 16 consecutive quarters. The two installment payment agreements were discounted using an imputed annual interest rate that approximated the Company’s borrowing rate for similar debt instruments at the time of the borrowings.

In June 2006, the Company entered into a credit agreement with ten banks that provided for a revolving line of credit for borrowing up to $320,000. This credit facility also included a provision for increasing the revolving commitment, at the lenders’ sole discretion, by up to an additional $50,000. The credit agreement was unsecured unless the Company, under certain specified circumstances, utilized the facility to redeem part or all of its outstanding Notes. Interest was charged under the credit facility at the lower of the prime rate or LIBOR plus 62.5 to 150 basis points, depending on the ratio of senior debt to EBITDA. The credit facility had a five-year term expiring in June 2011. The credit agreement contained financial covenants that imposed limits on dividend payments, required minimum equity, a maximum senior leverage ratio and a minimum fixed charge coverage ratio. In February 2009, the Company repaid $30,000 of borrowings outstanding under the credit facility and deposited $10,900 with Bank of America to support certain letters of credit that were outstanding at March 31, 2009. Subsequent to paying off the outstanding credit line in February 2009, the Company was notified by its lenders that the credit agreement had been terminated. As a result of the termination, the Company wrote off $266 of unamortized deferred financing costs associated with the revolving line of credit during the fiscal year ended March 31, 2009.

The aggregate scheduled maturities of long-term debt (as adjusted by the August 2010 Waiver Letter) as of March 31, 2010 were as follows:

Due in one year	$63,926
Due in two years	2,574
Due in three years	2,565
Due in four years	202,723
Due in five years	2,890
Thereafter	22,422

$297,100

The Company paid interest of $7,263, $9,115 and $8,758 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

14.	Taxable Industrial Revenue Bonds

In December 2005, the Company entered into a financing arrangement with St. Louis County, Missouri related to expansion of its operations in St. Louis County. Up to $135,500 of industrial revenue bonds could have been issued to the Company by St. Louis County relative to capital improvements made through December 31, 2009. This agreement provides that 50% of the real and personal property taxes on up to $135,500 of capital improvements will be abated for a period of ten years subsequent to the property being placed in service. Industrial revenue bonds totaling $129,907 were outstanding at March 31, 2010. The industrial revenue bonds are issued by St. Louis County to the Company upon its payment of qualifying costs of capital improvements, which are then leased by the Company through December 1, 2019, unless earlier terminated.

The Company has the option at any time to discontinue the arrangement and regain full title to the abated property. The industrial revenue bonds bear interest at 4.25% per annum and are payable as to principal and interest concurrently with payments due under the terms of the lease. The Company has classified the leased assets as property and equipment and has established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to St. Louis County may be satisfied by tendering industrial revenue bonds (which is the Company’s intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.

15.	Commitments and Contingencies

Leases

The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal year 2023. Total rent expense for the fiscal years ended March 31, 2010, 2009 and 2008 was $2,979, $5,101 and $4,418, respectively.

Facility leases with free rent periods or rent escalation clauses are expensed on a straight-line basis over the life of the lease commencing at lease inception.

Future minimum lease commitments under non-cancelable operating leases are as follows:

2011	$1,702
2012	1,483
2013	952
2014	394
2015	335
Thereafter	559

$5,425

Contingencies

The Company is currently subject to legal proceedings and claims that have arisen in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes the matters it currently faces, individually or in the aggregate, could have a material adverse effect on its financial condition or operations or liquidity.

The Company has licensed the exclusive rights to co-develop and market various generic equivalent products with other drug delivery companies. These collaboration agreements require the Company to make up-front and ongoing payments as development milestones are attained. If all milestones remaining under these agreements were reached, payments by the Company could total up to $350.

On January 8, 2010, the Company and Hologic entered into an amendment to the original Makena™ asset purchase agreement. See Note 5—“Acquisitions” for more information about the Amended Agreement.

On December 5, 2008, the Board terminated the employment agreement of Marc S. Hermelin, the Chief Executive Officer of the Company at that time, “for cause” (as that term is defined in such employment agreement). In addition, the Board removed Mr. M. Hermelin as Chairman of the Board and as the Chief Executive Officer, effective December 5, 2008. In accordance with the termination provisions of his employment agreement, the Company determined that Mr. M. Hermelin would not be entitled to any severance benefits. In addition, as a result of Mr. M. Hermelin’s termination “for cause,” the Company determined it was no longer obligated for the retirement benefits specified in the employment agreement. However, Mr. M. Hermelin informed the Company that he believed he effectively retired from his employment with the Company prior to the termination of his employment agreement on December 5, 2008 by the Board. If it is determined that Mr. M. Hermelin did effectively retire prior to December 5, 2008, the actuarially determined present value of the retirement benefits due to him would total $36,900. On November 10, 2010, Mr. M. Hermelin voluntarily resigned as a member of the Board.

Litigation and Governmental Inquiries

Resolution of one or more of the matters described below could have a material adverse effect on the Company’s results of operations, financial condition or liquidity. The Company intends to vigorously defend its interests in the matters described below while cooperating in governmental inquiries.

Accrued litigation consists of settlement obligations as well as loss contingencies recognized by the Company because settlement was determined to be probable and the related payouts were reasonably estimable.

The Company and its subsidiaries DrugTech Corporation and Ther-Rx Corporation were named as defendants in a declaratory judgment case filed in the U.S. District Court for the District of Delaware by Lannett Company, Inc. on June 6, 2008 and styled Lannett Company Inc. v. KV Pharmaceuticals et al. The action sought a declaratory judgment of patent invalidity, patent non-infringement, and patent unenforceability for inequitable conduct with respect to five patents owned by, and two patents licensed to, the Company or its subsidiaries and pertaining to the PrimaCare ONE® product marketed by Ther-Rx Corporation; unfair competition; deceptive trade practices; and antitrust violations. On June 17, 2008, the Company filed suit against Lannett in the form of a counterclaim, asserting infringement of three of the Company’s patents, infringement of its trademarks (PrimaCare® and PrimaCare ONE®), and various other claims. On March 23, 2009 a Consent Judgment was entered by the U.S. District Court of Delaware, in which the patents were not found invalid or unenforceable, and the manufacture, sale, use, importation, and offer for sale of the Lannett Products Multivitamin with Minerals and OB-Natal ONE was found to infringe the patents. Judgment was also entered in favor of the Company on its claim for trademark infringement based on Lannett’s marketing of Multivitamin with Minerals in bottles. Unless permitted by license, Lannett, its officers, directors, agents, and others in active concert and participation with them are permanently enjoined and restrained from infringing on these patents during the terms of such patents, by making, using, selling, offering for sale, or importing the products or mere colorable variations thereof; and unless permitted by license, Lannett is permanently enjoined and restrained from infringing the trademark PrimaCare ONE. All other claims and counterclaims have been dismissed with prejudice. On March 17, 2009, the Company and Lannett entered into a settlement and license agreement pursuant to which Lannett may continue to market its prenatal products under the Company’s U.S. Patent Nos. 6,258,846 (the “846 Patent”), 6,576,666 (the “666 Patent”) and 7,112,609 (the “609 Patent”) until the later of (1) October 17, 2009, or (2) 45 days after the Company notifies Lannett in writing that the Company has received regulatory approval to return PrimaCare ONE or a successor product to the market or that the Company has entered into an agreement with a third-party that intends to introduce a product under the PrimaCare marks evidenced by U.S. Trademark Registrations 2,582,817 and 3,414,475. In consideration for the foregoing, Lannett has agreed to pay the Company a royalty fee equal to (1) 20% of Lannett’s net sales of its prenatal products using the license set forth in the settlement and license agreement on or before October 17, 2009 and (2) 15% of such net sales after October 17, 2009. On May 27, 2010, Lannett filed suit against the Company and its subsidiaries alleging breach of the binding agreement and settlement reached on March 17, 2009. On June 30, 2010, the Company, Drug Tech and Ther-Rx filed a Motion for Summary Judgment Dismissing Lannett’s Complaint and Summary Judgment on Counterclaims for Breach of Contract. On December 15, 2010, the parties entered into a Settlement Agreement pursuant to which Lannett agreed to pay the Company $850 for all royalties owed by Lannett to the Company, the license previously granted by the Company to Lannett would cease on January 1, 2011, and Lannett and its affiliates would cease making, using or selling products covered by the licensed patents, and following receipt of the payment, the lawsuit would be dismissed.

The Company is named as a defendant in a patent infringement case filed in the U.S. District Court for the District of Delaware by UCB, Inc. and Celltech Manufacturing CA, Inc. (collectively, “UCB”) on April 21, 2008 and styled UCB, Inc. et al. v. KV Pharmaceutical Company. After the Company filed an ANDA with the FDA seeking permission to market a generic version of the 40-mg, 50-mg and 60-mg strengths of Metadate CD® methylphenidate hydrochloride extended-release capsules, UCB filed this lawsuit under a patent owned by Celltech. In a Paragraph IV certification accompanying the ANDA, KV contended that its proposed 40-mg generic formulation would not infringe Celltech’s patent. Because the patent was not listed in the Orange Book for the 50-mg and 60-mg dosages, a Paragraph I certification was filed with respect to them. The Company has filed an answer, asserted certain affirmative defenses (including that Plaintiffs are estopped to assert infringement of the 50-mg and 60-mg dosages due to their not listing the Celltech patent in the Orange Book for these dosages), and has asserted a counterclaim in which it seeks a declaratory judgment of invalidity and non-infringement of the claims in the Celltech patent, and an award of attorney’s fees and costs. A motion for summary judgment was filed on January 19, 2010. On April 2, 2010, the parties entered into a Settlement Agreement.

The Company was named as a defendant in two related patent infringement cases filed on December 14, 2007 in the U.S. District Courts in New Jersey and Delaware by Janssen, L.P., Janssen Pharmaceutica N.V. and Ortho-McNeil Neurologics, Inc. (collectively, “Janssen”) and styled Janssen, L.P. et al. v. KV Pharmaceutical Company. After the Company filed an ANDA with the FDA seeking permission to market a generic version of the 8-mg and 16-mg strengths of Razadyne® ER (formerly Reminyl®) Galantamine Hydrobromide Extended Release Capsules, Janssen filed these lawsuits for patent infringement under the provisions of the Hatch-Waxman Act with respect to its U.S. Patent No. 7,160,599 (the “‘599 patent”) under a patent owned by Janssen. In the Company’s Paragraph IV certification, the Company contended that its proposed generic versions do not infringe Janssen’s patent and/or that the patent is invalid. A Stipulated Dismissal of Action was ordered by the Court on March 31, 2009. In the dismissal, Janssen agreed to dismiss all claims regarding infringement of the ‘599 patent and the Company agreed to dismiss with prejudice its counterclaim for non-infringement and invalidity of the ‘599 patent. Janssen also agreed that it will not use the existence or terms of this stipulated dismissal as evidence of infringement, validity or enforceability of the ‘599 patent in any future action between the parties.

The Company is named as a defendant in a patent infringement case filed in the U.S. District Court for the District of New Jersey by Celgene Corporation (“Celgene”) and Novartis Pharmaceuticals Corporation and Novartis Pharma AG (collectively, “Novartis”) on October 4, 2007 and styled Celgene Corporation et al. v. KV Pharmaceutical Company. After the Company filed an ANDA with the FDA seeking permission to market a generic version of the 10-mg, 20-mg, 30-mg, and 40-mg strengths of Ritalin LA® methylphenidate hydrochloride extended-release capsules, Celgene and Novartis filed this lawsuit for patent infringement under the provisions of the Hatch-Waxman Act with respect to two patents owned by Celgene and licensed to Novartis. In the Company’s Paragraph IV certification, the Company contended that its proposed generic versions do not infringe Celgene’s patents.

The Company is named as a defendant in another patent infringement case filed in the U.S. District Court for the District of New Jersey by Celgene and Novartis on December 5, 2008 and styled Celgene Corporation et al. v. KV Pharmaceutical Company. After the Company filed an ANDA with the FDA seeking approval to market a generic version of FOCALIN XR® drug products, Celgene and Novartis filed this lawsuit for patent infringement under the patent laws of the United States. In the Company’s Paragraph IV Certification, the Company contended the Patents-In-Suit would not be infringed by the activities described in the Company’s ANDA. On March 1, 2010, the Company entered into a Confidential Settlement Agreement to settle the patent infringement actions with respect to Ritalin LA® and FOCALIN XR®. No objections to the agreement were raised by the FDA and Federal Trade Commission. A Stipulation and Order of Dismissal was entered on April 21, 2010.

The Company was named as a defendant in three patent infringement cases brought by Purdue Pharma L.P., The P.F. Laboratories, Inc. and Purdue Pharmaceuticals L.P. (collectively “Purdue”). On January 16, 2007, after the Company filed an ANDA with the FDA seeking permission to market generic versions of the 10-mg, 20-mg, 40-mg and 80-mg dosage strengths of OxyContin®, a controlled-release oxycodone product marketed and sold under NDA No. 20-553 (“OxyContin®”), in extended-release tablet form, Purdue filed a lawsuit in the U.S. District Court for the District of Delaware against the Company and an unrelated third-party for patent infringement under the provisions of Hatch-Waxman Act with respect to three Purdue patents. In the Company’s Paragraph IV certification set forth in the Company’s ANDA, the Company contended that Purdue’s patents were invalid, unenforceable, or would not be infringed by the Company’s proposed generic versions of OxyContin®. On February 12, 2007, Purdue filed a second patent infringement lawsuit against the Company in the same court, asserting patent infringement under the same three patents with respect to the Company’s filing of an amendment to its ANDA to sell a generic equivalent of Purdue’s OxyContin®, 30-mg and 60-mg dosage strengths, product. On June 6, 2007, Purdue filed a third patent infringement lawsuit against the Company in the U.S. District Court for the Southern District of New York (the “NY District Court”), asserting infringement under the same three Purdue patents with respect to the Company’s filing of an amendment to its ANDA to sell a generic equivalent of Purdue’s OxyContin®, 15-mg dosage strength, product. The two lawsuits filed in federal court in Delaware were transferred to the NY District Court for multi-district litigation purposes.

Pursuant to the Hatch-Waxman Act, the filing of the patent infringement lawsuits against the Company by Purdue instituted an automatic stay of any FDA approval of the Company’s ANDA, on a dosage strength-by-dosage strength basis, until the earlier of a judgment, or 30 months from the date that Purdue received notice from the Company that its ANDA had been submitted to the FDA.

In connection with the above referenced litigation, on June 9, 2009, the Company entered into a Settlement Agreement with Purdue (the “Settlement Agreement”). In connection with the Settlement Agreement, the Company and Purdue also entered into a Patent License Agreement (the “Patent License Agreement”) and a Distribution and Supply Agreement (the “Distribution Agreement”).

Pursuant to the Settlement Agreement, the Company and Purdue agreed to a complete settlement of Civil Actions No. 07 Civ. 3972, 07 Civ. 3973 and 07 Civ. 4810 (SHS) in the NY District Court regarding, among other things, the validity and enforceability of United States Patents Nos. 5,508,042 (the “‘042 Patent”), 5,226,331, 5,549,912 and 5,656,295 relating to OxyContin® (collectively, the “Purdue Patents”) as well as the alleged patent infringement by the Company. The Company has also agreed to no longer dispute, among other things, the validity, enforceability or infringement of the Purdue Patents and to make, use or sell generic versions of controlled-release oxycodone product, including OxyContin® that are described in the Company’s ANDA (the “Company Product”) only in accordance with the Patent License Agreement.

Pursuant to the terms of the Patent License Agreement, dated as of June 9, 2009, Purdue granted to the Company a limited, non-exclusive, royalty-bearing, non-transferable (except as permitted by the Patent License Agreement) license of limited duration under the ‘042 Patent (the “License”) to sell, in the United States, a certain amount of various dosage strengths of the Company Product under the Purdue NDA. The Company will pay Purdue a royalty fee as set forth in the Patent License Agreement.

The License terminates upon certain circumstances, including upon the effectiveness of the Distribution Agreement.

Pursuant to the Distribution Agreement, dated as of June 9, 2009, the Company was appointed, based on certain contingencies, as an authorized, non-exclusive distributor in the United States of certain generic versions of OxyContin® specified in the Distribution Agreement (the “Product”). The Company or Purdue may elect for the Distribution Agreement to become effective within a period of time specified in the Distribution Agreement, so long as the Company’s ANDA has not yet been approved by the FDA. The Company plans to take all actions reasonably necessary to obtain FDA approval of the Company’s ANDA as soon as reasonably practicable. On September 1, 2009, the Company elected for the Distribution Agreement to become effective as of September 1, 2009. Pursuant to the terms of the Distribution Agreement, Purdue provided the Company with a specified amount of the Product to be distributed by the Company on the terms set forth in the Distribution Agreement, and the Company paid Purdue a royalty fee and reimbursed Purdue the cost of manufacturing of the supplied Product.

The Company and ETHEX were named as defendants in a case brought by CIMA LABS, Inc. and Schwarz Pharma, Inc. and styled CIMA LABS, Inc. et al. v. KV Pharmaceutical Company et al., filed in U.S. District Court for the District of Minnesota. CIMA alleged that the Company and ETHEX infringed on a CIMA patent in connection with the manufacture and sale of Hyoscyamine Sulfate Orally Dissolvable Tablets, 0.125 mg. The Court entered a stay pending the outcome of the U.S. Patent and Trademark Office’s (“USPTO”) reexamination of a patent at issue in the suit. On August 17, 2009, the Court entered an order “administratively” terminating this action in Minnesota, but any party has the right to seek leave to reinstitute the case. On September 30, 2009, on appeal of the Examiner’s rejection of the claims, the Board of Patent Appeals and Interferences affirmed the Examiner’s rejections. After the Board’s denial of CIMA’s appeal, CIMA requested a rehearing with the Board, which remains pending.

The Company and its subsidiaries Ther-Rx Corporation and DrugTech Corporation, together with Albion International Inc., filed a patent infringement case against Breckenridge Pharmaceutical, Inc. in the U.S. District Court for the Eastern District of Missouri on July 17, 2008, styled KV Pharmaceutical Company et al. v. Breckenridge Pharmaceutical, Inc. The Company and the other plaintiffs alleged that Breckenridge infringed a patent owned by Albion which has been exclusively licensed to KV and its subsidiaries in the field of oral prescription products for prenatal products and hematinic products (including the Company’s Chromagen® and Chromagen® Forte hematinic products), among others, with respect to Breckenridge’s Multigen® and Multigen® Plus caplet products. The Company and other plaintiffs sought injunctive relief and damages from Breckenridge.

The Company and its subsidiary Ther-Rx Corporation together with Albion International, Inc., were named as defendants in a patent infringement case filed in the U.S. District Court for the Southern District of Florida on August 29, 2008 and styled Breckenridge Pharmaceutical, Inc. v. KV Pharmaceutical Company, Ther-Rx Corporation and Albion International, Inc. Breckenridge sought a declaratory judgment of non-infringement and invalidity of the same patent in issue in the Eastern District of Missouri (described in the preceding paragraph). This case was transferred to the U.S. District Court for the Eastern District of Missouri on June 2, 2009. The parties in the KV Pharmaceutical et al. v. Breckenridge Pharmaceutical, Inc. and Breckenridge Pharmaceutical, Inc. v. KV Pharmaceutical Company, Ther-Rx Corporation and Albion International, Inc. matters entered into a Settlement Agreement, dated June 22, 2009. Under the terms of the Settlement Agreement, Breckenridge agreed to pay the Company a total of $1,000, payable in nine monthly payments beginning July 1, 2009, with the final payment due on March 1, 2010.

Stiefel Laboratories, Inc. (“Stiefel”) filed a patent infringement case against the Company on May 28, 2009 in the U.S. District Court for the District of Delaware styled Stiefel Laboratories, Inc. v. KV Pharmaceutical Company. The suit arose from the Company’s submission of a first to file Paragraph IV ANDA seeking permission to market a generic version of Duac® (clindamycin, 1% benzoyl peroxide, 5%) gel indicated for the topical treatment of mild to moderate acne vulgaris. Stiefel filed suit for patent infringement under the provisions of the Hatch-Waxman Act with respect to its U.S. Patent No. 5,466,446 (the “446 Patent”). On September 21, 2009, the Company entered into a sale agreement with Perrigo Company to sell the rights to the ANDA. Pursuant to the sale agreement, Perrigo Company assumed the Company’s obligations under this litigation. On October 15, 2009, a stipulated dismissal with prejudice was submitted by the parties and entered by the Court.

The Company and ETHEX were named as defendants in a case brought by Axcan ScandiPharm, Inc. and styled Axcan ScandiPharm, Inc. v. ETHEX Corporation, et al., filed in U.S. District Court in Minnesota on June 1, 2007. In general, Axcan alleged that ETHEX’s comparative promotion of its Pangestyme™ UL12 and Pangestyme™ UL18 products to Axcan’s Ultrase® MT12 and Ultrase® MT18 products constituted false advertising and misleading statements under various federal and state laws, and constituted unfair and deceptive trade practices. The Company disagreed, and denied the material allegations of the complaint. Nonetheless, a confidential settlement agreement with Axcan was entered into on May 4, 2009 in which the Company agreed to grant undertakings to cease and refrain from future marketing of its Pangestyme UL product line and to the payment of a global confidential settlement, payable in three installments. The first installment payment of $3,500 was paid in May 2009. On February 5, 2010, the Company satisfied all remaining payments owed to Axcan by paying Axcan $1,950. All settlement costs related to this matter were recorded in fiscal year 2009.

On July 24, 2008, a federal action was filed against certain unapproved drug products manufactured by the Company, in the U.S. District Court for the Eastern District of Missouri, styled United States v. Various Quantities of Articles of Drug et al. By this complaint, which the Company received on July 29, 2008, the FDA sought to take possession of the Company’s inventory of those products, in order to prevent their distribution. The lawsuit had been preceded in March 2008 by the Missouri Department of Health and Senior Services, acting at the FDA’s behest, embargoing most of the products that were later the subject of the federal seizure action and notifying the Company of a hold on its inventory of these products, restricting its ability to remove or dispose of those inventories without permission. Ultimately, the products that were the subject of the lawsuit were destroyed.

The Company and/or ETHEX have been named as defendants in certain multi-defendant cases alleging that the defendants reported improper or fraudulent pharmaceutical pricing information, i.e., Average Wholesale Price, or AWP, and/or Wholesale Acquisition Cost, or WAC, information, which allegedly caused the governmental plaintiffs to incur excessive costs for pharmaceutical products under the Medicaid program. Cases of this type have been filed against the Company and/or ETHEX and other pharmaceutical manufacturer defendants by the States of Massachusetts, Alabama, Mississippi, Louisiana, Utah and Iowa, by New York City, and by approximately 45 counties in New York State. The State of Mississippi effectively voluntarily dismissed the Company and ETHEX without prejudice on October 5, 2006 by virtue of the State’s filing an Amended Complaint on such date that does not name either the Company or ETHEX as a defendant. On August 13, 2007 ETHEX settled the Massachusetts lawsuit and received a general release of liability with no admission of liability. On October 7, 2008, ETHEX settled the Alabama lawsuit for $2,000 and received a general release of liability with no admission of liability. On November 25, 2009, ETHEX settled the New York City and New York county cases (other than the Erie, Oswego and Schenectady County cases) for $3,000 and received a general release of liability. On February 23, 2010, ETHEX settled the Iowa lawsuit for $500 and received a general release of liability. On August 25, 2010, ETHEX settled the Erie, Oswego and Schenectady Counties lawsuit for $80 and received a general release of liability. On October 21, 2010, the Company received a subpoena from the Florida Office of Attorney General requesting information related to ETHEX Corporation’s pricing and marketing activities. The Company is currently complying with the State’s request for documents and pricing information. In November 2010, the Company and ETHEX were served with a complaint with respect to an AWP case filed by the State of Louisiana. The time to answer or respond to the complaint has not yet passed.

The Company received a subpoena from the Office of Inspector General of the Department of Health and Human Services, seeking documents with respect to two of ETHEX’s nitroglycerin products. Both are unapproved products, that is, they have not received FDA approval. (In certain circumstances, FDA approval may not be required for drugs to be sold in the marketplace.) The subpoena states that it is in connection with an investigation into potential false claims under Title 42 of the U.S. Code, and appears to pertain to whether these products were eligible for reimbursement under federal health care programs. On or about July 2, 2008, the Company received a supplementary subpoena in this matter, seeking additional documents and information. In a letter dated August 4, 2008, that subpoena was withdrawn and a separate supplementary subpoena was substituted. In October 2009, the Office of Inspector General of the Department of Health and Human Services identified five additional products as being subject to its investigation: Hydro-tussin (carbinoxamine); Guaifenex (extended release); Hyoscyamine sulfate (extended release); Hycoclear (hydrocodone); and Histinex (hydrocodone). The Company has provided additional documents requested in the subpoena, as supplemented. Discussions with the U.S. Department of Justice and the United States Attorney’s Office for the District of Massachusetts indicate that this matter is a False Claims Act qui tam action that is currently still under seal and that the government is reviewing similar claims relating to other drugs manufactured by ETHEX, as well as drugs manufactured by other companies. The Company has not been provided a copy of the qui tam complaint. On or about March 26, 2009, the Company consented to an extension of the time during which the government may elect to intervene in the qui tam lawsuit.

On December 12, 2008, by letter, the Company was notified by the staff of the SEC that it had commenced an informal inquiry to determine whether there have been violations of certain provisions of the federal securities laws. On November 23, 2010, by email, the Company was notified by the staff of the SEC that it had commenced an informal inquiry pertaining to potential insider trading and requesting information pertaining to an employee. The Company is cooperating with the government and, among other things, has provided copies of requested documents and information.

As previously disclosed in our Annual Report on Form 10-K for fiscal year 2009, we, at the direction of a special committee of the Board of Directors that was in place prior to June 10, 2010, responded to requests for the information from the Office of the United States Attorney for the Eastern District of Missouri and FDA representatives working with that office. In connection therewith, on February 25, 2010, the Board, at the recommendation of the special committee, approved entering into a plea agreement subject to court approval with the Office of the United States Attorney for the Eastern District of Missouri and the Office of

Consumer Litigation of the United States Department of Justice (referred to herein collectively as the “Department of Justice”).

The plea agreement was executed by the parties and was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 2, 2010. Pursuant to the terms of the plea agreement, ETHEX pleaded guilty to two felony counts, each stemming from the failure to make and submit a field alert report to the FDA in September 2008 regarding the discovery of certain undistributed tablets that failed to meet product specifications. Sentencing pursuant to the plea agreement also took place on March 2, 2010.

Pursuant to the plea agreement, ETHEX agreed to pay a criminal fine in the amount of $23,437 in four installments. The first installment, in the amount of $2,344, was due within 10 days of sentencing. The second and third installments, each in the amount of $5,859, are due on December 15, 2010 and July 11, 2011, respectively. The fourth and final installment, in the amount of $9,375, is due on July 11, 2012. ETHEX also agreed to pay, within 10 days of sentencing, restitution to the Medicare and the Medicaid programs in the amounts of $1,762 and $573, respectively. In addition to the fine and restitution, ETHEX agreed not to contest an administrative forfeiture in the amount of $1,796, which was payable 45 days after sentencing and satisfies any and all forfeiture obligations ETHEX may have as a result of the guilty plea. In total, ETHEX agreed to pay fines, restitution and forfeiture in the aggregate amount of $27,569. On November 15, 2010, upon the motion of the Department of Justice, the court vacated the previous fine installment schedule and imposed a new fine installment schedule using the standard federal judgment rate of 0.22%, payable as follows:

Payment Amount	Interest Amount	Payment Due Date
$1,000,000	$—	December 15, 2010
1,000,000	1,097	June 15, 2011
1,000,000	2,200	December 15, 2011
2,000,000	6,606	June 15, 2012
4,000,000	17,624	December 15, 2012
5,000,000	27,515	June 15, 2013
7,093,644	46,861	December 15, 2013

In exchange for the voluntary guilty plea, the Department of Justice agreed that no further federal prosecution will be brought in the Eastern District of Missouri against ETHEX, the Company or the Company’s wholly-owned subsidiary, Ther-Rx Corporation, regarding allegations of the misbranding and adulteration of any oversized tablets of drugs manufactured by the Company, and the failure to file required reports regarding these drugs and patients’ use of these drugs with the FDA, during the period commencing on January 1, 2008 through December 31, 2008.

In connection with the guilty plea by ETHEX, ETHEX was expected to be excluded from participation in federal healthcare programs, including Medicare and Medicaid. In addition, as a result of the guilty plea by ETHEX, HHS OIG had discretionary authority to also exclude the Company from participation in federal healthcare programs. However, the Company is in receipt of correspondence from the Office of the Inspector General of HHS stating that, absent any transfer of assets or operations that would trigger successor liability, HHS has no present intent to exercise its discretionary authority to exclude the Company as a result of the guilty plea by ETHEX.

In connection with the previously anticipated exclusion of ETHEX from participation in federal healthcare programs, the Company ceased operations of ETHEX on March 2, 2010. However, the Company has retained the ability to manufacture, market and distribute (once the requirements under the consent decree have been met) all generic products and is in possession of all intellectual property related to generic products, including all New Drug Applications and Abbreviated New Drug Applications.

On November 15, 2010, the Company entered into the Divestiture Agreement with HHS OIG under which the Company agreed to sell the assets and operations of ETHEX to unrelated third parties prior to April 28, 2011 and to file articles of dissolution with respect to ETHEX under Missouri law by such date. Following such filing, ETHEX may not engage in any new business other than for winding up its operations and will engage in a process provided under Missouri law to identify and resolve its liabilities over at least a two year period. Under the terms of the agreement, HHS OIG agreed not to exclude ETHEX from federal healthcare programs until April 28, 2011 and, upon completion of the sale of the ETHEX assets and of the filing of the articles of dissolution of ETHEX, the agreement will terminate. Civil monetary penalties and exclusion of ETHEX may occur if the Company fails to meet its April 28, 2011 deadline. The Company has also received a letter from HHS OIG advising it further that assuming that it has complied with all agreements deemed necessary by HHS OIG, ETHEX has filed its articles of dissolution, and ETHEX no longer has any ongoing assets or operations other than those required to conclude the winding up process under Missouri law, HHS OIG would not exclude ETHEX thereafter.

The Company currently does not anticipate that the voluntary guilty plea by ETHEX will have a material adverse effect on the Company’s efforts to comply with the requirements pursuant to the consent decree and to resume production and shipments of its approved products.

On November 10, 2010, Marc S. Hermelin voluntarily resigned as a member of the Board. The Company had been advised that HHS OIG notified Mr. M. Hermelin that he would be excluded from participating in federal healthcare programs effective November 18, 2010. In an effort to avoid adverse consequences to the Company, including a potential discretionary exclusion of the Company, and to enable it to secure its expanded financial agreement with U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., the Company, HHS OIG, Mr. M. Hermelin and his wife (solely with respect to her obligations thereunder, including as joint owner with Mr. M. Hermelin of certain shares of Company stock) entered into the Settlement Agreement under which Mr. M. Hermelin also resigned as trustee of all family trusts that hold KV stock, agreed to divest his personal ownership interests in the Company’s Class A Common and Class B Common stock (approximately 1.8 million shares, including shares held jointly with his wife) over an agreed upon period of time in accordance with a divestiture plan and schedule approved by HHS OIG, and agreed to refrain from voting stock under his personal control. In order to implement such agreement, Mr. M. Hermelin and his wife granted to an independent third party immediate irrevocable proxies and powers of attorney to divest their personal stock interests in the Company if Mr. M. Hermelin does not timely do so. The Settlement Agreement also required Mr. M. Hermelin to agree, for the duration of his exclusion, not to seek to influence or be involved with, in any manner, the governance, management, or operations of the Company.

As long as the parties comply with the Settlement Agreement, HHS OIG has agreed not to exercise its discretionary authority to exclude the Company from participation in federal health care programs, thereby allowing the Company and its subsidiaries (with the single exception of ETHEX, which is being dissolved pursuant to the Divestiture Agreement with HHS OIG) to continue to conduct business through all federal and state healthcare programs.

As a result of Mr. M. Hermelin’s resignation and the two agreements with HHS OIG, the Company believes that it has resolved its remaining issues with respect to HHS OIG and is positioned to continue to participate in Federal health care programs now and in the future.

The Company has received a subpoena from the State of California, Department of Justice, seeking documents with respect to ETHEX’s NitroQuick product. In an email dated August 12, 2009, the California Department of Justice advised that after reading CMS Release 151, it might resolve the subpoena that was issued. The Company provided limited information requested by the

California Department of Justice on October 7, 2009, and on November 10, 2009 the California Department of Justice informed the Company that the California Department of Justice is contemplating what additional information, if any, it will request.

On February 27, 2009, by letter, the Company was notified by the U.S. Department of Labor that it was conducting an investigation of the Company’s Fifth Restated Profit Sharing Plan and Trust, to determine whether such plan is conforming with the provisions of Title I of the Employee Retirement Income Security Act (“ERISA”) or any regulations or orders thereunder. The Company cooperated with the Department of Labor in its investigation and on August 27, 2009, the Department of Labor notified the Company it had completed a limited review and no further review was contemplated at that time. On July 7, 2010, by letter, the U.S. Department of Labor notified the Company it was again conducting a review of the Company’s Fifth Restated Profit Sharing Plan and Trust. The Company provided the requested documents and has heard nothing further.

On February 3, 2009, plaintiff Harold Crocker filed a putative class-action complaint against the Company in the United States District Court for the Eastern District of Missouri, Crocker v. KV Pharmaceutical Co., et al., No. 4-09-cv-198-CEJ. The Crocker case was followed shortly thereafter by two similar cases, also in the Eastern District of Missouri (Bodnar v. KV Pharmaceutical Co., et al., No. 4:09-cv-00222-HEA, on February 9, 2009, and Knoll v. KV Pharmaceutical Co., et al., No. 4:09-cv-00297-JCH, on February 24, 2009). The two later cases were consolidated into Crocker so that only a single action now exists, and the plaintiffs filed a Consolidated Amended Complaint on June 26, 2009 (“Complaint”).

The Complaint purports to state claims against the Company and certain current and former employees for alleged breach of fiduciary duties to participants in the Company’s 401(k) plan. Defendants, including the Company and certain of its directors and officers, moved to dismiss the amended complaint on August 25, 2009, and briefing of those motions was completed on October 19, 2009. The court granted the motion to dismiss of the Company and all individual defendants on March 24, 2010. A motion to alter or amend the judgment and second amended consolidated complaint was filed on April 21, 2010. The Company, on May 17, 2010, filed a Memorandum in Opposition to plaintiff’s motion to alter or amend the judgment and for leave to amend the consolidated complaint. On October 20, 2010, the Court denied plaintiffs’ motion to alter or amend the judgment and for leave to amend the complaint. Plaintiffs have requested mediation and the Company has agreed to this request.

The Company was named as a defendant in an ERISA and Worker Adjustment and Retraining Notification (“WARN”) Act putative class action filed on March 12, 2009 in the U.S. District Court, Eastern District of Missouri styled John Foster on behalf of himself and all others similarly situated v. KV Pharmaceutical Company. The putative class action is being brought on behalf of terminated or laid off employees who allegedly were not provided sixty (60) days advance written notice as required by the WARN Act. Service was received on April 8, 2009. A motion to dismiss or in the alternative a motion for summary judgment was filed on April 28, 2009 and on March 12, 2010, the court dismissed the case with prejudice pursuant to the Company’s motion to dismiss or, in the alternative, for summary judgment. The time for filing an appeal has passed and the matter is concluded.

On December 2, 2008, plaintiff Joseph Mas filed a complaint against the Company, in the United States District Court for the Eastern District of Missouri, Mas v. KV Pharma. Co., et al., Case No. 08-CV-1859. On January 9, 2009, plaintiff Herman Unvericht filed a complaint against the Company also in the Eastern District of Missouri, Unvericht v. KV Pharma. Co., et al., Case No. 09-CV-0061. On January 21, 2009, plaintiff Norfolk County Retirement System filed a complaint against the Company, again in the Eastern District of Missouri, Norfolk County Retirement System v. KV Pharma. Co., et al., Case No. 09-CV-00138. The operative complaints in these three cases purport to state claims arising under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a putative class of stock purchasers. On April 15, 2009, the Honorable Carol E. Jackson consolidated the Unvericht and Norfolk County cases into the Mas case already before her. The amended complaint for the consolidated action, styled Public Pension Fund Group v. KV Pharma. Co., et al., Case No. 4:08-CV-1859 (CEJ), was filed on May 22, 2009. Defendants, including the Company and certain of its directors and officers, moved to dismiss the amended complaint on July 27, 2009, and briefing was completed on the motions to dismiss on September 3, 2009. The court granted the motion to dismiss of the Company and all individual defendants in February 2010. On March 18, 2010, the plaintiffs filed a motion for relief from the order of dismissal and to amend their complaint, and also filed a notice of appeal. The Company filed its opposition to plaintiffs’ motion for relief from judgment and to amend the complaint on April 8, 2010. Briefing was completed on April 29, 2010. On October 20, 2010, the Court denied plaintiffs’ motion for relief from the order of dismissal and to amend pleadings. On November 1, 2010, plaintiffs’ filed a notice of appeal.

On February 25, 2009, the Company initiated a legal action against Citigroup Global Markets Inc. (“CGMI”) in connection with $72,200 in outstanding principal amount of certain ARS, which the Company acquired through CGMI, in the U.S. District Court for the Eastern District of Missouri styled K-V Pharmaceutical Company v. Citigroup Global Markets Inc. On January 21, 2010, the

Company and CGMI entered into a Purchase and Release Agreement, pursuant to which CGMI agreed to purchase the Company’s remaining ARS for an aggregate purchase price of approximately $61,707. The Company also received a two-year option (which expires on January 21, 2012) to reacquire the ARS (in whole or on a class-by-class basis) for the prices at which they were sold, as well as the right to receive further payments in the event any ARS are redeemed prior to the expiration of the option. The Company agreed to release CGMI from any liability or claim arising from the Company’s investment in ARS sold by CGMI, and the Company and CGMI agreed to take all necessary steps to dismiss with prejudice all claims asserted by the Company against CGMI regarding the ARS, including the legal action referred to above. (See Note 6—“Investment Securities” for more information regarding the settlement agreement and the proceeds received in connection therewith.)

On October 2, 2009, the U.S. Equal Employment Opportunity Commission sent the Company a Notice of Charge of Discrimination regarding a charge, dated September 23, 2009, of employment discrimination based on religion (in connection with the termination of his employment with the Company) filed against the Company by David S. Hermelin, a current director and former Vice President, Corporate Strategy and Operations Analysis of the Company. On January 29, 2010, the Company filed its response to the Notice of Charge of Discrimination, which stated the Company’s position that Mr. D. Hermelin’s termination had nothing to do with religious discrimination and that his claim should be dismissed.

The Company and/or ETHEX are named defendants in at least 47 pending product liability lawsuits that relate to the voluntary product recalls initiated by the Company in late 2008 and early 2009. The plaintiffs in these lawsuits allege damages as a result of the ingestion of purportedly oversized tablets allegedly distributed in 2007 and 2008. The lawsuits are pending in federal and state courts in various jurisdictions. The 47 pending lawsuits include 7 that have settled but have not yet been dismissed. In the 47 pending lawsuits, one plaintiff alleges economic harm, 37 plaintiffs allege that a death occurred, and the plaintiffs in the remaining lawsuits allege non-fatal physical injuries. Plaintiffs’ allegations of liability are based on various theories of recovery, including, but not limited to strict liability, negligence, various breaches of warranty, misbranding, fraud and other common law and/or statutory claims. Plaintiffs seek substantial compensatory and punitive damages. One of the lawsuits is a putative class action, one of the lawsuits is on behalf of 29 claimants, and the remaining lawsuits are individual lawsuits. The Company believes that these lawsuits are without merit and is vigorously defending against them, except where, in its judgment, settlement is appropriate. In addition to the 47 pending lawsuits, there are at least 208 pending pre-litigation claims (at least 28 of which involve a death) that may or may not eventually become lawsuits. Forty-one of these pending pre-suit claims (including 22 death claims) have settled recently, but have not yet been released. The Company has also resolved a significant number of related product liability lawsuits and pre-litigation claims. In addition to self insurance, the Company possesses third-party product liability insurance, which the Company believes is applicable to the pending lawsuits and claims.

The Company and ETHEX are named as defendants in a complaint filed by CVS Pharmacy, Inc. (“CVS”) in the United States District Court for the District of Rhode Island on or about February 26, 2010 and styled CVS Pharmacy, Inc. v. K-V Pharmaceutical Company and Ethex Corporation (No. CA-10-095) (“CVS Complaint”). The CVS Complaint alleges three claims: breach of contract, breach of implied covenant of good faith and fair dealing, and, in the alternative, promissory estoppel. CVS’ claims are premised on the allegation that the Company and/or ETHEX failed to perform their alleged promises to either supply CVS with its requirements for certain generic drugs or reimburse CVS for any higher price it must pay to obtain the generic drugs. CVS seeks damages of no less than $100,000, plus interest and costs. The Company was served with the CVS Complaint on March 8, 2010. An Answer was filed on April 14, 2010. On June 2, 2010, the Company filed a Motion to Dismiss this action based on failure to join an indispensible party and lack of standing. On July 21, 2010, CVS filed objections to the Company’s Motion to Stay Discovery and Motion to Dismiss. On July 28, 2010, the Judge denied the Company’s Motion to Stay Discovery pending the Motion to Dismiss without issuing a decision.

On April 16, 2010, a derivative action was filed in the Circuit Court of St. Louis County, Missouri, styled Thomas Henry, Derivatively on Behalf of K-V Pharmaceutical Company v. David A. Van Vliet, Marc S. Hermelin, Norman D. Schellenger, Terry B. Hatfield, Kevin S. Carlie, Jean M. Bellin, David S. Hermelin, Jonathon E. Killmer, Rita E. Bleser, and Ronald J. Kanterman and K-V Pharmaceutical Company. The suit alleged breach of fiduciary duties, waste of corporate assets and unjust enrichment that have caused substantial monetary losses to the Company and other damages, such as its reputation and goodwill. On May 21, 2010, the Company filed a Petition for Breach of Contract against the plaintiff, Thomas Henry, a former employee of the Company, for breach of his Agreement and Release with the Company. The Company and Mr. Henry reached an agreement to dismiss both actions with prejudice, except that the derivative action is to be dismissed without prejudice as to the rights of the Company and any other shareholder. On June 7, 2010, orders of dismissal were entered in both cases, contingent upon the Company providing notice of the dismissal of the derivative action in its next Quarterly Report on Form 10-Q.

On July 29, 2010, the Company and FP1096, Inc. filed an action in the U.S. District Court for the District of Delaware against Perrigo Israel Pharmaceuticals, Ltd., Perrigo Company and FemmePharma Holding Company, Inc. for infringement of U.S. Patent

5,993,856. A settlement was entered into with Perrigo Israel Pharmaceuticals, Ltd. and Perrigo Company on December 16, 2010 and the case was dismissed.

Robertson v. Ther-Rx Corporation, U.S. District Court for the Middle District of Alabama, Civil Case No. 2:09-cv-01010-MHT-TFM, filed October 30, 2009, by a Ther-Rx sales representative asserting non-exempt status and the right to overtime pay under the Fair Labor Standards Act for a class of Ther-Rx sales representatives and under the Family and Medical Leave Act of 1993 (with respect to plaintiff’s pregnancy) and Title VII of the Civil Rights Act of 1964 (also with respect to termination allegedly due to her pregnancy and to her complaints about being terminated allegedly as a result of her pregnancy). An additional seven Ther-Rx sales representatives have joined as plaintiffs. Class certification arguments are pending before the court.

KV entered into a License and Supply Agreement (“Agreement”) with Strides Arcolab and Strides, Inc. (collectively “Strides”) as well as a Share Purchase Agreement with Strides Arcolab on May 5, 2005. Strides purported to terminate the Agreement on March 11, 2009 due to KV’s alleged failure to provide adequate assurances on its ability to perform under the Agreement to which KV denied that the Agreement was terminated. On October 20, 2009, KV filed a Statement of Claim and Requests for Arbitration with the International Chamber of Commerce alleging that Strides had anticipatorily repudiated the Agreement. On January 26, 2010, Strides filed its Answer and Counterclaims generally denying the allegations and on March 11, 2010, KV filed its Answer generally denying Strides’ counterclaims. On December 13, 2010, the parties settled the arbitration by an agreed termination of the agreements between the parties, Strides’ retaining all rights to the product development work done under the agreements, KV’s returning Strides’ stock certificates, and Strides’ paying KV $7,250 (see Note 25—“Subsequent Events”).

On October 13, 2009, the Company filed a Complaint in the United States District Court for the Eastern District of Missouri, Eastern Division, against J. Uriach & CIA S.A. (“Uriach”) seeking damages for Breach of Contract and misappropriation of KV’s trade secrets and that Uriach be enjoined from further use of KV’s confidential information and trade secrets. On September 28, 2010, the Court issued a Memorandum and Order granting defendant’s Motion to Dismiss for lack of personal jurisdiction of defendant, J. Uriach & CIA, S.A. The Company has appealed the decision.

From time to time, the Company is involved in various other legal proceedings in the ordinary course of its business. While it is not feasible to predict the ultimate outcome of such other proceedings, the Company believes the ultimate outcome of such other proceedings will not have a material adverse effect on its results of operations, financial condition or liquidity.

There are uncertainties and risks associated with all litigation and there can be no assurance the Company will prevail in any particular litigation. During the fiscal years ended March 31, 2010, 2009 and 2008, the Company recorded expense of $15,024, $49,996 and $0, respectively, for litigation and governmental inquiries. At March 31, 2010 and 2009, the Company had accrued $46,450 and $50,591, respectively, for estimated costs for litigation and governmental inquiries.

16.	Employment Agreements

The Company has employment agreements with certain officers and key employees which extend for one to five years. These agreements provide for base levels of compensation and, in certain instances, also provide for incentive bonuses and separation benefits. Also, the agreement with the former Chief Executive Officer, Marc Hermelin, (“former CEO”) contained provisions for partial salary continuation under certain conditions, contingent upon non-compete restrictions and providing consulting services to the Company as specified in the agreement. In addition, the former CEO’s employment agreement provided for retirement compensation to be paid in the form of a single annuity equal to 30% of the former CEO’s final average compensation payable each year beginning at retirement and continuing for the longer of ten years or the life of the former CEO. In accordance with this agreement, the Company recognized retirement expense up to the time the former CEO was terminated (discussed below) of $1,752 and $2,232 for the fiscal years ended March 31, 2009 and 2008, respectively.

On December 5, 2008, the Board, acting upon the recommendation of the Audit Committee as a result of the investigation described above, terminated the employment agreement of the former CEO “for cause” (as that term is defined in such employment agreement). In addition, the Board removed the former CEO as Chairman of the Board and as the Chief Executive Officer, effective December 5, 2008. Due to the termination of his employment agreement “for cause,” he is not entitled to any severance benefits. In addition, as a result of the former CEO’s termination “for cause,” the Company also determined it was no longer obligated for the retirement benefits specified in the employment agreement and, accordingly, reversed the previously recorded accrual which reduced selling and administrative expense by $10,303 for the fiscal year ended March 31, 2009 (see Note 15—“Commitments and Contingencies”). The former CEO has informed the Company, however, that he believes he effectively retired from his employment with the Company prior to the termination of his employment agreement on December 5, 2008 by the Board.

Refer to Note 25—“Subsequent Events” for a description of events that occurred subsequent to March 31, 2010 that resulted in severance charges related to the termination or departure of other executives.

17.	Income Taxes

The income tax provisions (benefit) for the fiscal years ended March 31, 2010, 2009 and 2008, are based on estimated federal and state taxable income (loss) using the applicable statutory rates. The current and deferred federal and state income tax provisions (benefit), for both continuing and discontinued operations, for the fiscal years ended March 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Provision/(Benefit)
Current:
Federal	$(59,674)	$(107,984)	$43,398
State	(5,065)	(7,086)	3,314

	(64,739)	(115,070)	46,712

Deferred:
Federal	(43,013)	(12,049)	(4,706)
State	(3,310)	(927)	(360)

	(46,323)	(12,976)	(5,066)

	(111,062)	(128,046)	41,646
Increase in valuation allowance	88,240	82,449	—

Tax provision/(benefit)	$(22,822)	$(45,597)	$41,646

The reasons for the differences between the provision for income taxes, for both continuing and discontinued operations, and the expected federal income taxes at the U.S. statutory rate are as follows:

	2010	2009	2008
Expected income tax expense (benefit)	$(107,252)	$(125,747)	$44,573
State income taxes, net of federal income tax benefit	(5,444)	(5,592)	1,920
Business credits	(24)	(3,765)	(1,213)
Domestic manufacturer deduction adjustment for loss carry back	470	3,688	—
Domestic manufacturer deduction	—	—	(2,961)
Adjustment to unrecognized tax benefits	1,414	(6,727)	(2,464)
Non deductible expenses related to plea agreement	—	8,366	—
Other	(226)	1,731	1,791

	(111,062)	(128,046)	41,646
Valuation allowance	88,240	82,449	—

Provision for income tax expense (benefit)	$(22,822)	$(45,597)	$41,646

As of March 31, 2010 and 2009, the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts were as follows:

	2010		2009
	Current	Non- Current	Current	Non- Current
Gross Deferred Tax Assets:
Revenue related accrued liabilities	$15,490	$—	$33,237	$—
Vacation liability	—	—	1,494	—
Accrued compensation	1,221	—	2,136	—
Intangible assets	—	61,010	—	5,811
Translation adjustment	—	—	—	585
Stock-based compensation	1,303	—	1,868	—
Payroll tax liability	367	—	481	—
Litigation and governmental inquiries liability	3,552	5,451	5,934	3,766
Auction rate securities	—	3,157	—	3,348
Impairment on property and equipment	—	601	—	902
Operating losses	—	74,201	—	36,175
Credit carry forwards	—	9,640	—	9,311
Other	1,813	2,679	710	1,578

	$23,746	$156,739	$45,860	$61,476

Gross Deferred Tax Liabilities:
Property and equipment	$—	$(2,886)	$—	$(21,171)
Intangible assets	—	(1,547)	—	(1,120)
Convertible notes interest	—	(48,017)	—	(38,962)
Inventories	—	—	(1,171)	—
Prepaid insurance	(504)	—	(620)	—
Other	—	—	—	(805)

	(504)	(52,450)	(1,791)	(62,058)
Valuation allowance	(22,326)	(148,363)	(35,227)	(47,222)

Net deferred tax asset (liability)	$916	$(44,074)	$8,842	$(47,804)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all significant available positive and negative evidence, including the existence of losses in recent years, the timing of deferred tax liability reversals, projected future taxable income, taxable income in carry back years, and tax planning strategies to assess the need for a valuation allowance. Based upon the level of current taxable loss, projections for future taxable income over the periods in which the temporary differences are deductible, the taxable income in available carry back years and tax planning strategies, management believes it is not more likely than not the Company will realize the benefits of these deductible differences. The operating loss for the year ended March 31, 2009 exceeded the cumulative income from the prior two years. The available carry back of this operating loss will not be fully absorbed, which will result in an operating loss carry forward. The operating loss for the year ended March 31, 2010 will also be carried forward. The Company established an additional valuation allowance of $88,240 for the current year and $82,449 that were charged to income tax expense for years ended March 31, 2010 and March 31, 2009, respectively.

The Company incurred a net operating loss during the fiscal year ended March 31, 2009. An Application for Tentative Refund was filed with the Internal Revenue Service subsequent to its tax year ended March 31, 2009 in order to carry back a portion of its net operating loss generated during the year. The carry back period applicable at March 31, 2009 was two years. The filing of this refund claim produced a tax refund of $61,534, which was received in May, 2009. The Company also filed state carry back claims pursuant to which it received $3,388. The Company has Federal loss carry forwards of $93,000 and state loss carry forwards of $139,000 at March 31, 2009. The Company also has tax credit carry forwards for alternative minimum tax, research credit, and foreign tax credit of $9,311. The loss carry forwards begin to expire in the year 2029. The alternative minimum tax credits have no expiration date. The research credit and foreign tax credit begin to expire in the year 2029 and 2019, respectively.

The Company has Federal loss carry forwards of approximately $183,000 and state loss carry forwards of approximately $306,000 at March 31, 2010. The Company also has tax credit carry forwards for alternative minimum tax, research credit, and foreign tax credit of $9,640 as of March 31, 2010. The loss carry forwards begin to expire in the year 2030. The alternative minimum tax credits have no expiration date. The research credit and foreign tax credit begin to expire in the year 2026 and 2017, respectively.

The Company paid income taxes of $321, $8,288, and $49,862 during the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

At March 31, 2010, the Company had $6,881 of gross unrecognized tax benefits, of which $6,881 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods.

A reconciliation of the unrecognized tax benefits at the beginning and end of the year for fiscal years 2008, 2009 and 2010 is as follows:

Balance of unrecognized tax benefits at March 31, 2007	$12,980
Increase (decrease) in unrecognized tax benefits resulting from tax positions taken during current period	1,347
Increase (decrease) in unrecognized tax benefits resulting from tax positions taken in prior periods	—
Reduction to unrecognized tax benefits as a result of settlement with taxing authorities	—
Reduction to unrecognized tax benefits as a result of the lapse of the applicable statute of limitations	(2,670)

Balance of unrecognized tax benefits at March 31, 2008	11,657
Increase (decrease) in unrecognized tax benefits resulting from tax positions taken during current period	419
Increase (decrease) in unrecognized tax benefits resulting from tax positions taken in prior periods	—
Reduction to unrecognized tax benefits as a result of settlement with taxing authorities	(5,376)
Reduction to unrecognized tax benefits as a result of the lapse of the applicable statute of limitations	(1,506)

Balance of unrecognized tax benefits at March 31, 2009	5,194
Increase (decrease) in unrecognized tax benefits resulting from tax positions taken during current period	—
Increase (decrease) in unrecognized tax benefits resulting from tax positions taken in prior periods	2,345
Reduction to unrecognized tax benefits as a result of settlement with taxing authorities	(90)
Reduction to unrecognized tax benefits as a result of the lapse of the applicable statute of limitations	(568)

Balance of unrecognized tax benefits at March 31, 2010	$6,881

The Company recognizes interest and penalties associated with uncertain tax positions as a component of income tax expense. At April 1, 2009, the Company had accrued $1,250 for interest and penalties. During fiscal year ended March 31, 2010, the Company accrued an additional $662 of interest and penalties and released $967 of interest and penalties as a result of adjustments to tax positions taken in prior periods, settlements and the expiration of the statute of limitations. As of March 31, 2010, the accrual for interest and penalties was $945.

It is anticipated the Company will recognize approximately $5,670 of unrecognized tax benefits within the next 12 months as a result of settlements and the expected expiration of the relevant statute of limitations.

The Company is subject to taxation in the U.S. and various states and is subject to examination by those authorities. The Company’s federal statute of limitations has expired for fiscal years prior to 2004 and the relevant state statutes vary.

Management regularly evaluates the Company’s tax positions taken on filed tax returns using information about recent court decisions and legislative activities. Many factors are considered in making these evaluations, including past history, recent interpretations of tax law, and the specific facts and circumstances of each matter. Because tax law and regulations are subject to interpretation and tax litigation is inherently uncertain, these evaluations can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The recorded tax liabilities are based on estimates and assumptions that have been deemed reasonable by management. However, if the Company’s estimates are not representative of actual outcomes, recorded tax liabilities could be materially impacted.

On November 6, 2009, President Obama signed into law H.R. 3548, the Worker, Homeownership, and Business Assistance Act of 2009. This new law provides an optional longer net operating loss carry back period and allows most taxpayers the ability to elect a carry back period of three, four or five years (the net operating loss carry back period was previously limited to two years). This election can only be made for one year for net operating losses incurred for a tax year ending after December 31, 2007 and beginning before January 1, 2010. The Company has elected to apply this extended carry back period to its tax year ended March 31, 2009. The Company elected a carry back period of five years. The Company filed an Application for Tentative Refund with the Internal

Revenue Service for this additional carry back period and subsequently received a refund in the amount of $23,754 in February, 2010. The impact of this new law will be recorded in the period the new law was enacted.

18.	Stock-Based Compensation

In August 2002, the Company’s shareholders approved the Company’s 2001 Incentive Stock Option Plan (the “2001 Plan”), which allowed for the issuance of up to 3 million shares of Class A Common Stock and 1.5 million shares of Class B Common Stock. In September 2008, shareholders approved an amendment to the 2001 Plan to increase by 3 million the number of shares of Class A Common Stock available for issuance under the 2001 Plan. Under the Company’s stock option plan, options to acquire shares of common stock have been made available for grant to all employees. Each option granted has an exercise price of not less than 100% of the market value of the common stock on the date of grant. The contractual life of each option is generally ten years and the options generally vest at the rate of 10% per year from the date of grant.

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model (the “Option Model”). The Option Model requires the use of subjective and complex assumptions, including the option’s expected term and the estimated future price volatility of the underlying stock, which determine the fair value of the share-based awards. The Company’s estimate of expected term was determined based on the average period of time that options granted are expected to be outstanding considering current vesting schedules and the historical exercise patterns of existing option plans and the two-year forfeiture period (described below). The expected volatility assumption used in the Option Model is based on historical volatility over a period commensurate with the expected term of the related options. The risk-free interest rate used in the Option Model is based on the yield of U.S. Treasuries with a maturity closest to the expected term of the Company’s stock options.

The Company’s stock option agreements for options granted prior to January 2009 include a post-exercise service condition which provides that exercised options are to be held by the Company for a two-year period during which time the shares cannot be sold by the employee. If the employee’s employment was terminated voluntarily or involuntarily (other than by retirement, death or disability) during the two-year period, these stock option agreements provide the Company with the option of repurchasing the shares at the lower of the exercise price or the fair market value of the stock on the date of termination. This repurchase option was considered a forfeiture provision and the two-year period was included in determining the requisite service period over which stock-based compensation was recognized. The requisite service period initially was equal to the expected term (as discussed above) and was revised when an option exercise occurred.

If stock options with the two-year post-exercise service condition expire unexercised or an employee terminates employment after options become exercisable, no compensation expense associated with the exercisable, but unexercised, options was reversed. In those instances where an employee terminated employment before options become exercisable or the Company repurchased, compensation expense for these options was reversed as a forfeiture.

When an employee exercises stock options with the two-year post exercise service condition, the exercise proceeds received by the Company are recorded as a deposit and classified as a current liability for the two-year forfeiture period. The shares issuable upon exercise of these options are accounted for as issued when the two-year forfeiture period lapses. Until the two-year forfeiture requirement is met, the underlying shares are not considered outstanding and are not included in calculating basic earnings per share.

Commencing in January 2009, the Company granted stock options that vest over three years. Additionally in April 2009, the Company granted stock options that vest over twenty months. These options were granted without a two-year post-exercise service condition. Similar to previous grants, these options have an exercise price of not less than 100% of the market value of the common stock on the date of grant and the contractual life of each option is ten years. The Company’s estimate of the expected term for these options was calculated using the Company’s historical exercise patterns of previously issued options, adjusted to exclude the impact of the two-year forfeiture period.

The Company recognized stock-based compensation of $3,806 and related tax benefits of $172, prior to the consideration of a valuation allowance, for the fiscal year ended March 31, 2010 and stock-based compensation of $3,506 and $5,843, respectively, and related tax benefits of $566 and $1,288, respectively, for the fiscal years ended March 31, 2009 and 2008, prior to the consideration of a valuation allowance. Stock-based compensation for fiscal year ended March 31, 2009 was reduced by $1,437 for unvested stock-based compensation expense previously recognized for options granted to employees terminated in the February 2009 workforce reduction.

Cash received as deposits for option exercises was $2, $746, and $1,514 for fiscal years ended March 31, 2010, 2009 and 2008, respectively. The actual tax benefit realized for the tax deductions associated with stock option exercises (at expiration of two-year forfeiture period) was $1,468 for the fiscal year ended March 31, 2008. There was no actual tax benefit realized for tax deductions from option exercises for the fiscal years ended March 31, 2010 and 2009, as the exercise price of these options was significantly above the market value of the underlying shares of common stock.

The following weighted average assumptions were used to value stock options granted during the fiscal years ended March 31, 2010, 2009 and 2008:

	Years ended March 31,
	2010	2009	2008
Dividend yield	None	None	None
Expected volatility	99%	73%	42%
Risk-free interest rate	2.50%	1.96%	4.53%
Expected term	5.9 years	6.6 years	9.0 years
Weighted average fair value per share at grant date	$2.33	$2.13	$15.40

A summary of the changes in the Company’s stock option plan for the fiscal years ended March 31, 2010, 2009 and 2008 consisted of the following:

	Shares (in thousands)	Weighted Average		Aggregate Intrinsic Value
		Exercise Price	Remaining Expected Term
Balance, March 31, 2007	3,666	$16.11
Options granted	944	27.02
Options exercised	(184)	5.19		$3,644
Options canceled	(493)	19.28

Balance, March 31, 2008	3,933	18.84
Options granted	2,318	6.20
Options exercised	(356)	7.19		—
Options canceled	(1,603)	18.90

Balance, March 31, 2009	4,292	12.49
Options granted	1,289	2.94
Options exercised	(181)	9.75		—
Options canceled	(1,132)	13.00

Balance, March 31, 2010	4,268	$9.59	3.4	$—

Expected to vest at March 31, 2010	3,163	$9.59	3.4	$—
Options exercisable at March 31, 2010 (excluding shares in the two-year forfeiture period)	955	$16.98	6.2	$—

As of March 31, 2010, the Company had $6,107 of total unrecognized compensation expense related to stock option grants, which will be recognized over the remaining weighted average period of 1.8 years.

19.	Employee Benefits

Profit Sharing Plan

The Company has a qualified trustee profit sharing plan (the “Plan”) covering substantially all non-union employees. The Company’s annual contribution to the Plan, as determined by the Board of Directors, is discretionary and was $500 for the fiscal year ended March 31, 2008. At the discretion of senior management, it was determined that the Company would not make a contribution to the Plan for the fiscal years ended March 31, 2010 and 2009. The Plan includes features as described under Section 401(k) of the Internal Revenue Code.

The Company’s contributions to the 401(k) investment funds are 50% of the first 7% of the salary contributed by each participant. Contributions of $1,048, $2,653 and $2,477 were made to the 401(k) investment funds for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

Effective October 8, 2010, the Company temporarily suspended the match of participants’ contributions to the 401(k) investment funds.

Pension Plans

Contributions were previously made to a multi-employer defined benefit plan administered by Teamsters Negotiated Pension Plan for certain union employees. Amounts charged to pension expense and contributed to this plan were $170 for the fiscal year ended March 31, 2008. In the event of a withdrawal from the multi-employer pension plan, the Company was to incur an obligation to the plan for the portion of the unfunded benefit obligation applicable to its employees covered by the plan.

In January 2008, 133 employees represented by the Teamsters Union voted to decertify union representation effective February 7, 2008. As a result of the decertification, the Company recorded in fiscal year 2008 a withdrawal liability of $923 for the portion of the unfunded benefit obligation associated with the multi-employer pension plan administered by the union applicable to its employees covered by the plan. The liability was paid in full in fiscal year 2009.

Health and Medical Insurance Plan

The Company contributes to health and medical insurance programs for its employees. The Company self-insures the first $150,000 of each employee’s covered medical claims. In fiscal year 2005, the Company established a Voluntary Employees’ Beneficiary Association (“VEBA”) for its non-union employees to fund payments made by the Company for covered medical claims. As a result of funding this plan, the Company’s liability for claims incurred but not reported was reduced by $10 and $797 at March 31, 2009 and 2008, respectively. For union employees, the Company participated in a fully funded insurance plan sponsored by the union. The Company’s participation in the union plan ended as a result of the decertification of union representation effective February 7, 2008. Total health and medical insurance expense for the two plans was $13,375 for the fiscal year ended March 31, 2008. Total health and medical insurance expense for the non-union program was $9,902 and $16,501 for the fiscal years ended March 31, 2010 and 2009, respectively.

20.	Related Party Transactions

The Company currently leases certain real property from an affiliated partnership of the former Chairman and CEO of the Company. Lease payments made for this property for the fiscal years ended March 31, 2010, 2009 and 2008 totaled $315, $316 and $303, respectively. This lease expires on December 31, 2011 and lease payments in fiscal years ending March 31, 2011 and 2012 are expected to be $315 and $236, respectively.

21.	Equity Transactions

As of March 31, 2010 and 2009, the Company had 40,000 shares of 7% Cumulative Convertible Preferred Stock (par value $.01 per share) outstanding at a stated value of $25 per share. The preferred stock is non-voting with dividends payable quarterly. The preferred stock is redeemable by the Company at its stated value. Each share of preferred stock is convertible into Class A Common Stock at a conversion price of $2.96 per share. The preferred stock has a liquidation preference of $25 per share plus all accrued but unpaid dividends prior to any liquidation distributions to holders of Class A or Class B Common Stock. No dividends may be paid on Class A or Class B Common Stock unless all dividends on the Cumulative Convertible Preferred Stock have been declared and paid. There were no undeclared and accrued cumulative preferred dividends at March 31, 2010 and 2009.

The Company has reserved 750,000 shares of Class A Common Stock for issuance under KV’s 2002 Consultants Plan. These shares may be issued from time to time in consideration for consulting and other services provided to the Company by independent consultants. Since inception of this plan, the Company has issued 47,732 Class A shares as payment for certain milestones under product development agreements. Related compensation was recorded equal to the price of the issued shares.

Holders of Class A Common Stock are entitled to receive dividends per share equal to 120% of the dividends per share paid on the Class B Common Stock and have one-twentieth vote per share as Class B Common Stock in the election of directors and on certain other matters.

As more fully disclosed in our Annual Report on Form 10-K for fiscal year 2009, in accordance with the investigation of the Company’s stock option grant practices a remediation plan was developed that recommended reimbursement of $1,401 by the Company’s former CEO. The recommended reimbursement was made by the former CEO in November 2007 by delivery to the Company of 45,531 shares of Class A Common Stock.

22.	Earnings (Loss) Per Share

The following table sets forth the computation of basic earnings (loss) per share:

	2010		2009		2008
	Class A	Class B	Class A	Class B	Class A	Class B
Basic earnings (loss) per share:
Numerator:
Allocation of undistributed earnings (loss) from continuing operations	$(219,060)	$(70,016)	$(241,180)	$(77,484)	$64,794	$17,729
Allocation of undistributed earnings from discontinued operations	4,088	1,306	3,759	1,208	3,019	826

Allocation of undistributed earnings (loss)	$(214,972)	$(68,710)	$(237,421)	$(76,276)	$67,813	$18,555

Denominator (in thousands):
Weighted average shares outstanding	37,798	12,082	37,794	12,140	37,582	12,299
Less—weighted average unvested common shares subject to repurchase	—	(1)	(187)	(58)	(432)	(101)

Number of shares used in per share computations	37,798	12,081	37,607	12,082	37,150	12,198

Basic earnings (loss) per share from continuing operations	$(5.80)	$(5.80)	$(6.41)	$(6.41)	$1.75	$1.45
Basic earnings per share from discontinued operations	0.11	0.11	0.10	0.10	0.08	0.07

Basic earnings (loss) per share	$(5.69)	$(5.69)	$(6.31)	$(6.31)	$1.83	$1.52

Diluted earnings (loss) per share:
Numerator:
Allocation of undistributed earnings (loss) from continuing operations	$(219,060)	$(70,016)	$(241,180)	$(77,484)	$64,794	$17,729
Reallocation of undistributed earnings (loss) from continuing operations as a result of conversion of Class B to Class A shares	(70,016)	—	(77,484)	—	17,729	—
Reallocation of undistributed earnings from continuing operations to Class B shares	—	—	—	—	—	(2,134)
Add—preferred stock dividends	—	—	—	—	70	—
Add—interest expense convertible notes	—	—	—	—	4,414	—

Allocation of undistributed earnings (loss) from continuing operations for diluted computation	(289,076)	(70,016)	(318,664)	(77,484)	87,007	15,595
Allocation of undistributed earnings from discontinued operations	4,088	1,306	3,759	1,208	3,019	826
Reallocation of undistributed earnings from discontinued operations as a result of conversion of Class B to Class A shares	1,306	—	1,208	—	826	—
Reallocation of undistributed earnings from discontinued operation to Class B shares	—	—	—	—	—	(137)

Allocation of undistributed earnings from discontinued operations for diluted computation	5,394	1,306	4,967	1,208	3,845	689

Allocation of undistributed earnings (loss)	$(283,682)	$(68,710)	$(313,697)	$(76,276)	$90,852	$16,284

Denominator (in thousands):
Number of shares used in basic computation	37,798	12,081	37,607	12,082	37,150	12,198
Weighted average effect of dilutive securities:
Conversion of Class B to Class A shares	12,081	—	12,082	—	12,198	—
Employee stock options	—	—	—	—	766	83
Convertible preferred stock	—	—	—	—	338	—
Convertible notes	—	—	—	—	8,692	—

Number of shares used in per share computations	49,879	12,081	49,689	12,082	59,144	12,281

Diluted earnings (loss) per share from continuing operations	$(5.80)	$(5.80)	$(6.41)	$(6.41)	$1.47	$1.27
Diluted earnings per share from discontinued operations	0.11	0.11	0.10	0.10	0.07	0.06

Diluted earnings (loss) per share(1)(2)	$(5.69)	$(5.69)	$(6.31)	$(6.31)	$1.54	$1.33

(1)	For the fiscal year ended March 31, 2010, the conversion of 1,304 employee stock options, 338 preferred shares, and 8,692 shares of Class A Common Stock, issuable upon conversion of our convertible notes, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. For the fiscal year ended March 31, 2009, the conversion of 245 employee stock options, 338 preferred shares, and 8,692 shares of Class A Common Stock, issuable upon conversion of our convertible notes, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.
(2)	Excluded from the computation of diluted earnings per share were outstanding stock options whose exercise prices were greater than the average market price of the common shares for the period reported. For the fiscal year ended March 31, 2008, excluded from the computation were options to purchase 649 of Class A and Class B common shares.

23.	Segment Reporting

The reportable operating segments of the Company are branded products (through the Company’s Ther-Rx subsidiary) and specialty generic/non-branded products (through the Company’s ETHEX subsidiary). The branded products segment includes patent-protected products and certain trademarked off-patent products that the Company sells and markets as branded pharmaceutical products. The specialty generic/non-branded segment includes off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Company sells its branded and specialty generic/non-branded products primarily to pharmaceutical wholesalers, drug distributors and chain drug stores.

In the fourth quarter of fiscal year 2009, the Company decided to market the Company’s specialty materials segment, PDI, for sale because of liquidity concerns and the Company’s expected near-term cash requirements. As a result, the Company has segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. (See Note 25—“Subsequent Events” for more information regarding the sale of PDI.)

In connection with the plea agreement with the U.S. Department of Justice and the anticipated exclusion of ETHEX from participation in federal healthcare programs, the Company ceased operations of ETHEX on March 2, 2010 and filed articles of dissolution on December 15, 2010. However, the Company has retained the ability to manufacture (once the requirements under the consent decree have been met), market and distribute all generic products and is in possession of all intellectual property related to generic products, including all NDAs and ANDAs. (See Note 15—“Commitments and Contingencies.”)

Accounting policies of the segments are the same as the Company’s consolidated accounting policies. Segment profits are measured based on income before taxes and are determined based on each segment’s direct revenues and expenses. The majority of research and development expense, corporate general and administrative expenses, amortization, interest expense, impairment charges, litigation expense and interest and other income are not allocated to segments, but included in the “all other” classification. Identifiable assets for the two reportable operating segments primarily include receivables, inventory, and property and equipment. For the “all other” classification, identifiable assets consist of cash and cash equivalents, certain property and equipment not included with the two reportable segments, intangible and other assets and all income tax related assets.

The following represents information for the Company’s reportable operating segments (excluding discontinued operations) for fiscal years 2010, 2009 and 2008.

Year Ended March 31,	Branded Products	Specialty Generics	All Other	Eliminations	Consolidated
Net Revenues
2010	$9,015	$143,197	$7	$—	$152,219
2009	114,771	197,175	381	—	312,327
2008	212,281	364,191	1,151	—	577,623

Segment profit (loss)
2010	(21,079)	130,240	(424,116)	—	(314,955)
2009	(20,668)	40,930	(387,352)	—	(367,090)
2008	95,824	217,296	(190,922)	—	122,198

Identifiable assets
2010	799	7,576	336,988	(1,410)	343,953
2009	14,996	27,345	610,185	(1,758)	650,768
2008	48,823	115,163	719,740	(1,158)	882,568

Property and equipment additions
2010	—	—	2,948	—	2,948
2009	163	—	23,216	—	23,379
2008	242	—	23,798	—	24,040

Depreciation and amortization
2010	490	69	31,073	—	31,632
2009	609	256	34,807	—	35,672
2008	630	314	31,236	—	32,180

Consolidated revenues are principally derived from customers in North America and substantially all property and equipment is located in the St. Louis, Missouri metropolitan area.

The tables below reflect the operating results of PDI for the fiscal years ended March 31, 2010, 2009 and 2008 and its net assets as of March 31, 2010 and 2009. In March 2009, because of liquidity concerns and the Company’s expected near-term cash requirements, the Company’s Board approved management’s decision to market PDI for sale. PDI, a wholly owned subsidiary of the Company, develops and markets specialty value-added raw materials, including drugs, directly compressible and microencapsulated products, and other products used in the pharmaceutical industry and other markets. As a result of the decision to sell PDI, the Company has identified the assets and liabilities of PDI as held for sale at March 31, 2009 and 2010 and has segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented.

	Year Ended March 31,
	2010	2009	2008
Net revenues	$16,767	$20,657	$18,020
Cost of sales	12,725	11,969	10,863

Gross profit	4,042	8,688	7,157

Operating expenses:
Research and development	9	36	177
Selling and administrative	(4,488)	786	1,094

Total operating expenses	(4,479)	822	1,271

Operating income	8,521	7,866	5,886
Provision for income taxes	3,127	2,899	2,041

Net income	$5,394	$4,967	$3,845

	March 31, 2010	March 31, 2009
Cash and cash equivalents	$—	$—
Receivables, net	3,644	3,001
Inventories, net	3,672	3,769

Total current assets held for sale	7,316	6,770
Property and equipment, less accumulated depreciation	6,731	1,059
Intangible assets and goodwill, net	557	557

Total assets held for sale	$14,604	$8,386

Accounts payable and accrued liabilities	1,078	567

Total liabilities associated with assets held for sale	$1,078	$567

Additionally, PDI had $7,250 and $254 of net property and equipment additions for the fiscal years ended March 31, 2010 and 2009, respectively.

On June 1, 2009, a leased facility used by PDI was damaged by an accidental fire. The incident did not affect any of the Company’s finished product manufacturing, packaging or distribution facilities. The Company received insurance proceeds of $5,600 during the fiscal year ended March 31, 2010, which were used to repair and restore the damaged facilities. The insurance proceeds have been reflected as a gain in the periods in which payment was received, while expenditures have been reflected as operating expenses or capitalized property and equipment in the period incurred. Subsequent to March 31, 2010, the Company received additional insurance proceeds of $3,528.

24.	Quarterly Financial Results (unaudited)

The following tables set forth selected unaudited consolidated quarterly financial information for the fiscal years ended March 31, 2010 and 2009.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Year Ended March 31, 2010
Net revenues(a)	$6,295	$3,252	$147,480	$(4,808)	$152,219
Gross profit (loss)(b)	(7,330)	(11,920)	110,428	(38,886)	52,292
Income (loss) from continuing operations(c)(d)(e)(f)	(55,612)	(56,734)	107,335	(283,995)	(289,006)
Income from discontinued operations	661	2,696	1,252	785	5,394
Net income (loss)(a)(b)(c)(d)(e)(f)	(54,951)	(54,038)	108,587	(283,210)	(283,612)
Earnings (loss) per share from continuing operations:
Basic—Class A common	(1.11)	(1.14)	2.25	(5.68)	(5.80)
Basic—Class B common	(1.11)	(1.14)	1.87	(5.68)	(5.80)
Diluted—Class A common	(1.11)	(1.14)	1.77	(5.68)	(5.80)
Diluted—Class B common	(1.11)	(1.14)	1.52	(5.68)	(5.80)
Earnings per share from discontinued operations:
Basic—Class A common	0.01	0.05	0.02	0.02	0.11
Basic—Class B common	0.01	0.05	0.02	0.02	0.11
Diluted—Class A common	0.01	0.05	0.02	0.02	0.11
Diluted—Class B common	0.01	0.05	0.02	0.02	0.11
Earnings (loss) per share:
Basic—Class A common	(1.10)	(1.09)	2.27	(5.66)	(5.69)
Basic—Class B common	(1.10)	(1.09)	1.89	(5.66)	(5.69)
Diluted—Class A common	(1.10)	(1.09)	1.79	(5.66)	(5.69)
Diluted—Class B common	(1.10)	(1.09)	1.54	(5.66)	(5.69)

(a)

Net revenues in the third quarter of fiscal year 2010 included approximately $143,000 of net revenue resulting from the sale of all of the generic OxyContin® allotted pursuant to the Distribution Agreement entered into with Purdue (see Note 2—“Summary of Significant Accounting Policies” and Note 15—“Commitments and Contingencies”).

(b)

Gross profit in the third quarter of fiscal year 2010 included approximately $123,000 of gross profit resulting from the net revenue generated from the sale of all of the generic OxyContin® allotted, partially offset by the royalty fee and the cost of the supplied product paid to Purdue, pursuant to the Distribution Agreement entered into with Purdue.

(c)	Operating expenses in the fourth quarter of fiscal year 2010 included $70,000 of purchased in-process research and development expense for the cash payment (the “Amendment Payment”) made upon execution of the Makena™ Amendment (see Note 5—“Acquisitions”).
(d)

Operating expenses in the third quarter of fiscal year 2010 included $14,500 gain on sale for the sale of the Company’s Paragraph IV ANDA with the FDA for a generic equivalent version of GlaxoSmithKline’s Duac® gel to Perrigo Company and the sale of certain intellectual property and other assets associated with the ANDA for the generic version of Lotensin® 5-mg, 10-mg, 20-mg, and 40-mg Tablets to Huahai US, Inc.

(e)	Operating expenses in the fourth quarter of fiscal year 2010 included charges of $128,810 related to impairment of intangible assets and property and equipment (see Note 4—“Restructuring and Impairment Charges” and Note 10—“Intangible Assets”).
(f)	Income (loss) from continuing operations and net income (loss) for fiscal year 2010 included the impact of a $88,240 valuation allowance that was charged to income tax expense during the fiscal year ended March 31, 2010 for deferred tax assets that the Company determined would not be realized as tax deductions in the future.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Year Ended March 31, 2009
Net revenues	$131,060	$131,141	$27,616	$22,510	$312,327
Gross profit (loss)(b)(c)	86,401	82,250	(65,344)	(23,363)	79,944
Income (loss) from continuing operations (a)(b)(c)(d)(e)	4,177	(45,091)	(96,027)	(181,653)	(318,594)
Income from discontinued operations	1,394	1,510	944	1,119	4,967
Net income (loss)(a)(b)(c)(d)(e)	5,571	(43,581)	(95,083)	(180,534)	(313,627)
Earnings (loss) per share from continuing operations:
Basic—Class A common	0.09	(0.91)	(1.93)	(3.64)	(6.41)
Basic—Class B common	0.07	(0.91)	(1.93)	(3.64)	(6.41)
Diluted—Class A common	0.09	(0.91)	(1.93)	(3.64)	(6.41)
Diluted—Class B common	0.08	(0.91)	(1.93)	(3.64)	(6.41)
Earnings per share from discontinued operations:
Basic—Class A common	0.03	0.03	0.02	0.02	0.10
Basic—Class B common	0.03	0.03	0.02	0.02	0.10
Diluted—Class A common	0.02	0.03	0.02	0.02	0.10
Diluted—Class B common	0.02	0.03	0.02	0.02	0.10
Earnings (loss) per share:
Basic—Class A common	0.12	(0.88)	(1.91)	(3.62)	(6.31)
Basic—Class B common	0.10	(0.88)	(1.91)	(3.62)	(6.31)
Diluted—Class A common	0.11	(0.88)	(1.91)	(3.62)	(6.31)
Diluted—Class B common	0.10	(0.88)	(1.91)	(3.62)	(6.31)

(a)	Operating expenses in the second quarter of fiscal year 2009 included $49,709 of litigation expense related to actual and probable legal settlements.
(b)	Cost of sales in the third quarter of fiscal year 2009 included provisions for obsolete inventory of $50,633 to primarily cover inventory losses for all work-in-process and finished goods inventories the Company had on hand at November 30, 2008.
(c)	Cost of sales in the fourth quarter of fiscal year 2009 included provisions for obsolete inventory of $18,098 to primarily cover a write-off for certain raw materials that had no potential use in drug products to be manufactured in the future.
(d)	Operating expenses in the fourth quarter of fiscal year 2009 included charges of $36,618 related to impairment of intangible assets, $9,805 of severance benefits and $12,332 of expense for administrative costs associated with product recalls.
(e)	Income (loss) from continuing operations and net income (loss) in the fourth quarter of fiscal year 2009 included the impact of a $82,449 valuation allowance that was charged to income tax expense during the fiscal year ended March 31, 2009 for deferred tax assets that the Company determined would not be realized as tax deductions in the future.

25.	Subsequent Events

Sale of Sucralfate ANDA

On May 7, 2010, the Company received $11,000 in cash proceeds, and a right to receive an additional payment of $2,000 based on the occurrence of certain events, from the sale of certain intellectual property and other assets related to the Company’s ANDA, submitted with the FDA for the approval to engage in the commercial manufacture and sale of 1gm/10mL sucralfate suspension.

Sale of PDI

On June 2, 2010 (the “Closing Date”), pursuant to the Asset Purchase Agreement (the “PDI Agreement”) by and among the Company, PDI, DrugTech Corporation (“DrugTech”) and Particle Dynamics International, LLC (the “Purchaser”), the Company, PDI and DrugTech sold to the Purchaser certain assets associated with the business of PDI (as described below, the “Divested PDI Assets”).

The Divested PDI Assets, as more fully described in the PDI Agreement, consist of all of the right, title and interest in, to and under (1) the assets, rights, interests and other properties, real, personal and mixed, tangible and intangible, and goodwill owned by PDI and used by PDI on the Closing Date in its business, which consists of the manufacture of directly compressible calcium carbonate and other special ingredient products (including but not limited to the products specifically identified in the PDI

Agreement) for the pharmaceutical, nutritional, food and personal-care industries using proprietary technologies, (2) the intellectual property owned by DrugTech related to certain PDI product lines, including U.S. and foreign patents and trademarks, and (3) certain leases with respect to facilities used by PDI that were leased by the Company. The Purchaser also agreed to hire approximately 24 employees of the Company that were employed in the operation of the PDI business.

In consideration for the Divested PDI Assets, the Purchaser (1) paid to the Company on the Closing Date $24,600 in cash, subject to certain operating working capital adjustments, and (2) assumed certain liabilities, including certain contracts. The Purchaser deposited $2,000 of the purchase price in an escrow arrangement for post-closing indemnification purposes. The operating working capital adjustments, assumed liabilities and escrow arrangement are more fully described in the PDI Agreement. In addition, the Purchaser also agreed to pay to the Company four contingent earn-out payments in total aggregate amount up to, but not to exceed, $5,500.

The four earn-out payments are determined as follows:

•

For every dollar of EBITDA (as such term is defined in the PDI Agreement) earned by the Purchaser or its affiliates during the first year following the Closing Date with respect to sales of PDI products in excess of $7,400, the Company will receive $3.00, up to a maximum aggregate amount of $1,833 (the “First Earn-Out”).

•

For every dollar of EBITDA earned by the Purchaser or its affiliates during the second year following the Closing Date with respect to sales of PDI products in excess of $8,400, the Company will receive $3.00, up to a maximum aggregate amount of $1,833 (the “Second Earn-Out”). In addition, to the extent that the First Earn-Out is not fully earned during the first year following the Closing Date, for every dollar of EBITDA earned by the Purchaser or its affiliates during the second year following the Closing Date with respect to sales of PDI products in excess of $7,400, the Company will receive $1.50, up to a maximum aggregate amount of $1,333. However, the sum of the total aggregate earn-out payments payable after the first and the second year following the Closing Date may not exceed $3,667.

•

For every dollar of EBITDA earned by the Purchaser or its affiliates during the third year following the Closing Date with respect to sales of PDI products in excess of $8,900, the Company will receive $3.00, up to a maximum aggregate amount of $1,833 (the “Third Earn-Out”). In addition, to the extent that the Second Earn-Out is not fully earned during the second year following the Closing Date, for every dollar of EBITDA earned by the Purchaser or its affiliates during the third year following the Closing Date with respect to sales of PDI products in excess of $8,400, the Company will receive $1.50, up to a maximum aggregate amount of $1,333.

•

To the extent that the Third Earn-Out is not fully earned during the third year following the Closing Date, for every dollar of EBITDA earned by the Purchaser or its affiliates during the fourth year following the Closing Date with respect to sales of PDI products in excess of $8,900, the Company will receive $1.50, up to a maximum aggregate amount of $1,333.

The above-described earn-out payments are fully subordinated to outstanding indebtedness of the Purchaser pursuant to certain subordination arrangements entered into on the Closing Date by the Company. In connection with the sale of the Divested PDI Assets, the Company and the Purchaser also entered into a transition services agreement on the Closing Date, pursuant to which the Company agrees to provide certain transition assistance to the Purchaser for up to a one-year period.

The Company recorded a gain on sale in connection with the PDI transaction in the quarter ended June 30, 2010.

Waiver of Mortgage Covenants

On August 5, 2010, the Company received a letter approving certain waivers (the “Waiver Letter”) of covenants under the mortgage loan described in Note 13—“Long-Term Debt,” dated March 23, 2006, by and between MECW, LLC, a subsidiary of our Company, and LaSalle National Bank Association, and certain other loan documents entered into in connection with the execution of the mortgage loan (collectively, the “Loan Documents”). LNR Partners, Inc., the servicer of the loan (“LNR Partners”), issued the Waiver Letter to the Company and MECW, LLC on behalf of the lenders under the Loan Documents. In the Waiver Letter, the lenders consented to the following under the Loan Documents:

•	Waiver of the requirement that the Company and MECW, LLC deliver audited balance sheets, statements of income and expenses and cash flows;

•	Waiver of the requirement that the Company certify financial statements delivered under the Loan Documents;

•

Waiver of the requirement that the Company deliver to the lenders Form 10-Ks within 75 days of the close of the fiscal year, Form 10-Qs within 45 days of the close of each of the first three fiscal quarters of the fiscal year, and copies of all IRS tax returns and filings; and

•	Waiver, until March 31, 2012, of the requirement that the Company maintain a net worth, as calculated in accordance with the terms of the Loan Documents, of at least $250,000 on a consolidated basis.

With respect to the waiver of the requirement to deliver Form 10-Ks and Form 10-Qs, the Company agreed to bring its filings current effective with the submission of the Form 10-Q for the quarter ended December 31, 2010 and become timely on a go- forward basis with the filing of the Form 10-K for the fiscal year ending March 31, 2011. This waiver applies to the Company’s existing late filings.

In addition to the waivers, LNR Partners also agreed to remove the Company’s subsidiaries ETHEX and PDI as guarantors under the Loan Documents and to add Nesher Pharmaceuticals Inc. as a new guarantor under the Loan Documents.

Employee Departures

Subsequent to March 31, 2010, certain executives of the Company, including the former interim President and Chief Executive Officer resigned or were terminated. As a result, the Company, pursuant to existing employment agreements, incurred severance related expenses, which were recorded subsequent to March 31, 2010.

Financing

On November 17, 2010, the Company entered into an agreement with U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C. (together, the “Lenders”), affiliates of Centerbridge Partners, L.P. for a senior secured debt financing package of up to $120,000 consisting of (1) a fully funded $60,000 term loan (the “Bridge Loan”) that will retire the $20,000 loan previously provided by the Lenders on September 13, 2010, and provide for general corporate and working capital purposes and (2) a commitment to provide a multi-draw term loan up to an aggregate principal amount of $120,000.

The $120,000 Multi-Draw Term Loan consists of three tranches that will be available to the Company following the achievement of certain conditions. The first tranche of $80,000 is available upon the approval of Makena™ and will be used to repay the Bridge Loan of $60,000, make a milestone payment to Hologic, and provide for general corporate and working capital purposes. The second tranche of $20,000 is available to the Company upon achieving at least one of certain performance thresholds including either, 1) certain metrics associated with Evamist®, or 2) receiving FDA approval for the manufacture and distribution of Clindesse® and Gynazole-1®. The proceeds of the second tranche will be used for general corporate and working capital purposes. The third tranche of $20,000 is available to our Company upon evidencing our ability, to the satisfaction of the Lenders, to meet certain liquidity thresholds necessary to satisfy future obligations, including a future milestone payment to Hologic that is due to be paid one year following FDA approval of Makena™. The proceeds from the third tranche will be used for general corporate and working capital purposes.

Under the terms of the Bridge Loan agreement, the Company will pay interest at an annual rate of 16.5% (5% of which may be payable in kind) with a maturity date of March 2013. The Company furnished as collateral substantially all assets of the Company to secure the loan. The Bridge Loan is guaranteed by certain of the Company’s domestic subsidiaries and the guarantors furnished as collateral substantially all of their assets to secure the guarantee obligations. In addition, we issued stock warrants to the Lenders granting them rights to purchase up to 12,587,511 shares of our Company’s Class A Common Stock (the “Warrants”). The Warrants have an exercise price of $1.62 per share, subject to possible adjustment.

Settlement with Strides

On December 13, 2010, the Company and Strides Arcolab Limited (“Strides”) entered into a Settlement Agreement and Release to settle all disputes and claims against each other related to a previously existing License and Supply Agreement between the two companies. Under the terms of the agreement, Strides agreed to pay the Company $7,250 and the Company agreed to redeem the preferred shares of Strides that it owns.

K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; dollars and number of shares in thousands, except per share data)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2010	2009	2010	2009
Net revenues	$5,420	$147,480	$12,103	$157,027
Cost of sales	7,333	37,052	26,268	65,850

Gross (loss) profit	(1,913)	110,428	(14,165)	91,177

Operating expenses:
Research and development	4,236	7,273	16,999	24,727
Selling and administrative	24,208	33,101	74,330	101,013
Litigation and governmental inquiries, net	—	150	8,653	5,003
Gain on sale of assets	—	(14,500)	(10,938)	(14,500)

Total operating expenses	28,444	26,024	89,044	116,243

Operating (loss) income	(30,357)	84,404	(103,209)	(25,066)

Other expense (income):
Loss on extinguishment of debt	9,946	—	9,946	—
Interest, net and other	3,802	1,226	8,203	3,752

Total other expense, net	13,748	1,226	18,149	3,752

(Loss) income from continuing operations before income taxes	(44,105)	83,178	(121,358)	(28,818)
Income tax (benefit) provision	2,559	(24,157)	2,508	(23,807)

(Loss) income from continuing operations	(46,664)	107,335	(123,866)	(5,011)
Net income from discontinued operations (net taxes of $-, $ 725, $1,283 and $2,671)	—	1,252	2,211	4,609
Gain on sale of discontinued operations (net taxes of $-, $-, $3,405 and $-)	—	—	5,874	—

Net (loss) income	$(46,664)	$108,587	$(115,781)	$(402)

Earnings (loss) per share from continuing operations:
Basic—Class A common	$(0.94)	$2.25	$(2.48)	$(0.10)
Basic—Class B common	(0.94)	1.87	(2.48)	(0.10)
Diluted—Class A common	(0.94)	1.77	(2.48)	(0.10)
Diluted—Class B common	(0.94)	1.52	(2.48)	(0.10)
Earnings per share from discontinued operations:
Basic and diluted—Class A and B common	$—	$0.02	$0.04	$0.09
Earnings per share from gain on sale of discontinued operations:
Basic and diluted—Class A and B common	$—	$—	$0.12	$—
Earnings per share :
Basic—Class A common	$(0.94)	$2.27	$(2.32)	$(0.01)
Basic—Class B common	(0.94)	1.89	(2.32)	(0.01)
Diluted—Class A common	(0.94)	1.79	(2.32)	(0.01)
Diluted—Class B common	(0.94)	1.54	(2.32)	(0.01)
Weighted average shares used in per share calculation:
Basic shares outstanding—Class A common	37,795	37,797	37,795	37,799
Basic and diluted shares outstanding—Class B common	12,116	11,982	12,160	12,024
Diluted shares outstanding— Class A common	49,911	61,333	49,955	49,823

See Accompanying Notes to Unaudited Consolidated Financial Statements.

K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	December 31, 2010	March 31, 2010
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$31,654	$60,693
Receivables, net	3,869	1,255
Inventories, net	8,493	5,484
Other current assets	17,839	16,965
Current assets held for sale	—	7,316

Total Current Assets	61,855	91,713
Property and equipment, less accumulated depreciation	109,908	122,910
Investment securities	63,086	65,865
Intangible assets and goodwill, net	49,782	53,661
Other assets	11,583	17,120
Non-current assets held for sale	—	7,288

Total Assets	$296,214	$358,557

LIABILITIES
Current Liabilities:
Accounts payable	$26,565	$39,000
Accrued liabilities	58,644	68,790
Current maturities of long-term debt	111,156	63,926
Current liabilities associated with assets held for sale	—	1,078

Total Current Liabilities	196,365	172,794
Long-term debt	231,218	233,174
Other long-term liabilities	47,742	47,609
Deferred tax liability	54,335	44,074

Total Liabilities	529,660	497,651

Commitments and Contingencies (see Note 16)

SHAREHOLDERS’ DEFICIT
7% cumulative convertible Preferred Stock, $.01 par value; $25.00 stated and liquidation value; 840,000 shares authorized; issued and outstanding—40,000 shares at both December 31, 2010 and March 31, 2010 (convertible into Class A shares on a 8.4375-to-one basis)	—	—
Class A and Class B Common Stock, $.01 par value; 150,000,000 and 75,000,000 shares authorized, respectively;
Class A—issued 41,157,609; outstanding 37,748,456 and 37,736,660 at December 31, 2010 and March 31, 2010, respectively	411	411
Class B—issued 12,206,857; outstanding 12,112,285 at both December 31, 2010 and March 31, 2010 (convertible into Class A shares on a one-for-one basis)	122	122
Additional paid-in capital	192,222	170,022
Retained earnings	(369,743)	(253,910)
Accumulated other comprehensive income	951	1,622
Less: Treasury stock, 3,409,073 shares of Class A and 94,572 shares of Class B Common Stock at December 31, 2010, and 3,404,366 shares of Class A and 94,572 shares of Class B Common Stock at March 31, 2010, at cost	(57,409)	(57,361)

Total Shareholders’ Deficit	(233,446)	(139,094)

Total Liabilities and Shareholders’ Deficit	$296,214	$358,557

See Accompanying Notes to Unaudited Consolidated Financial Statements.

K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; dollars in thousands)

	Nine Months Ended December 31,
	2010	2009
Operating Activities:
Net loss	$(115,781)	$(402)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	12,991	24,697
(Gain) Loss from sale of assets, net	(20,217)	1,157
Loss on extinguishment of debt	9,946	—
Impairment of intangible assets	1,861	—
Involuntary conversion gain in discontinued operations	(3,528)	(5,600)
Deferred income tax provision	7,221	2,387
Stock-based compensation	2,571	3,602
Other	597	—
Changes in operating assets and liabilities:
Receivables, net	(1,498)	17,958
Inventories, net	(3,273)	(2,443)
Income taxes	1,403	58,212
Accounts payable and accrued liabilities	(22,575)	(70,420)
Other assets and liabilities, net	6,018	(1,477)

Net cash (used in) provided by operating activities	(124,264)	27,671

Investing Activities:
Purchase of property and equipment	(323)	(11,699)
Disposal of property and equipment	948	866
Insurance proceeds	3,528	5,600
Proceeds from sale of business/assets, net of fees	34,749	—
Sale of marketable securities	424	500

Net cash provided by (used in) investing activities	39,326	(4,733)

Financing Activities:
Principal payment on long-term debt	(22,326)	(1,982)
Proceeds from borrowing on debt	80,417	—
Redemption of collateralized obligation	(1,977)	—
Dividends paid on preferred stock	(52)	(52)
Purchase of common stock for treasury	(48)	(311)
Cash deposits received for stock options	—	2

Net cash provided by (used in) financing activities	56,014	(2,343)

(Decrease) increase in cash and cash equivalents	(28,924)	20,595
Effect of foreign exchange rate changes on cash	(115)	287
Cash and cash equivalents:
Beginning of period	60,693	75,730

End of period	$31,654	$96,612

Supplemental Information:
Interest paid	$7,842	$6,722
Income taxes paid	57	422
Stock options exercised (at expiration of two-year forfeiture period)	195	686

See Accompanying Notes to Unaudited Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars and shares in thousands, except per share data)

1.	Description of Business

General Overview

K-V Pharmaceutical Company was incorporated under the laws of Delaware in 1971 as a successor to a business originally founded in 1942. K-V Pharmaceutical Company and its wholly-owned subsidiaries, including Ther-Rx Corporation (“Ther-Rx”), Nesher Pharmaceuticals, Inc. (“Nesher”), Ethex Corporation (“ETHEX”) and Particle Dynamics, Inc. (“PDI”) are referred to in the following Notes to the Consolidated Financial Statements as “KV” or the “Company” or “Registrant”. The Company’s original strategy was to engage in the development of proprietary drug delivery systems and formulation technologies which enhance the effectiveness of new therapeutic agents and existing pharmaceutical products. Today the Company utilizes several of those technologies, such as SITE RELEASE® and oral controlled release technologies, in its branded and generic products. In 1990, the Company established a marketing capability in the generic business through its wholly-owned subsidiary, ETHEX. As more fully described in Note 16—“Commitments and Contingencies,” the Company ceased operations of ETHEX on March 2, 2010, and on November 15, 2010, agreed to file articles of dissolution and sell the assets and operations of ETHEX to unrelated third parties prior to April 28, 2011. On December 15, 2010 the Company filed articles of dissolution with respect to ETHEX under Missouri law. In 1999, KV established a wholly-owned subsidiary, Ther-Rx, to market proprietary branded pharmaceuticals directly to physicians. On June 2, 2010, the Company sold PDI. In May 2010, KV established a wholly-owned subsidiary, Nesher, to market and sell the Company’s generic pharmaceuticals.

Significant Developments

During fiscal year 2009, the Company announced six separate voluntary recalls of certain tablet form generic products as a precaution due to the potential existence of oversized tablets. In December 2008, the U.S. Food and Drug Administration (“FDA”) began an inspection of the Company’s facilities. The Company suspended shipments of all approved tablet-form products in December 2008 and of all other drug products in January 2009. Also, in January 2009, the Company initiated a nationwide voluntary recall affecting most of its products. On March 2, 2009, the Company entered into a consent decree with the FDA regarding its drug manufacturing and distribution. The consent decree was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009. As part of the consent decree, the Company agreed not to directly or indirectly do or cause the manufacture, processing, packing, labeling, holding, introduction or delivery for introduction into interstate commerce at or from any of its facilities of any drug, until the Company has satisfied certain requirements designed to demonstrate compliance with the FDA’s current good manufacturing practice (“cGMP”) regulations. The consent decree provides for a series of measures that, when satisfied, will permit the Company to resume the manufacture and distribution of approved drug products. The Company has also agreed not to distribute its products that are not FDA approved, including its prenatal vitamins and hematinic products, unless it obtains FDA approval for such products through the FDA’s New Drug Application (“NDA”) and Abbreviated New Drug Application (“ANDA”) processes. These actions and the requirements under the consent decree have had, and are expected to continue to have, a material adverse effect on the Company’s liquidity position and its results of operations. The Company does not expect to generate any significant revenues until it resumes shipping more of its approved products or until and unless the Company begins to generate significant revenues from the sale of Makena™ (see Note 3 —“Going Concern and Liquidity Considerations”). In September 2010, the FDA approved the reopening of the Company’s manufacturing with respect to its first product, the Potassium Chloride Extended Release Capsule, which commenced sales in that month. Additional products are in the process of being brought back to market.

Changes in Management and Directors

At the Annual Meeting of Stockholders for the fiscal year ended March 31, 2009 held on June 10, 2010 (the “Annual Meeting”), the stockholders elected Gregory Bentley, Mark A. Dow, Terry B. Hatfield, David S. Hermelin, Marc S. Hermelin, Joseph D. Lehrer and John Sampson to serve as directors with terms expiring at the Annual Meeting of Stockholders for the fiscal year ended March 31, 2010. Former members of the Board Jean M. Bellin, Kevin S. Carlie, Jonathon E. Killmer and Norman D. Schellenger were not re-elected.

On June 14, 2010, Stephen A. Stamp resigned, effective immediately, from his position as Chief Financial Officer of our Company. Thomas S. McHugh was appointed Chief Financial Officer and Treasurer effective July 15, 2010. Prior to this appointment, Mr. McHugh served as Chief Accounting Officer and Vice President of Finance—Corporate Controller.

On June 15, 2010, each of Mr. Hatfield and Mr. Sampson resigned as members of the Board, effective as of the earlier of July 7, 2010 or the date a replacement was appointed. Mr. Hatfield served as the Chairman of the Board and Mr. Sampson served on the Audit Committee. Each of Mr. Hatfield and Mr. Sampson indicated that he was resigning because of serious concerns regarding the ability of the newly-constituted Board and senior management to provide the required independent oversight of the business during the current critical period in its history.

On June 17, 2010, the Board appointed Ana I. Stancic as a director to fill the vacancy created by the resignation of Mr. Hatfield. As noted above, Mr. Hatfield’s resignation became effective upon the appointment of Ms. Stancic.

On July 7, 2010, the Board appointed David Sidransky, M.D. as a director to fill the vacancy created by the resignation of Mr. Sampson. As noted above, Mr. Sampson’s resignation became effective upon the appointment of Dr. Sidransky.

On July 29, 2010, the Board increased the total number of Board members to eight (but returning automatically to seven members upon any current director leaving the Board) and appointed Robert E. Baldini as a director to fill the newly-created position.

At a Board meeting held subsequent to the Annual Meeting on June 10, 2010, the Board terminated the employment of David A. Van Vliet, who then served as Interim President and Interim Chief Executive Officer, effective at the end of the 30-day notice period provided for in his employment agreement, during which period he was placed on administrative leave.

Also at that meeting, the Board appointed Gregory J. Divis, Jr. as the Interim President and Interim Chief Executive Officer of our Company. Mr. Divis was subsequently appointed as our permanent President and Chief Executive Officer on November 17, 2010. The other terms of Mr. Divis’ employment were not changed by this appointment.

On November 10, 2010, Marc S. Hermelin voluntarily resigned as a member of the Board. We had been advised that the Office of Inspector General of the U.S. Department of Health and Human Services (“HHS OIG”) notified Mr. M. Hermelin that he would be excluded from participating in federal healthcare programs effective November 18, 2010. In an effort to avoid adverse consequences to our Company, including a potential discretionary exclusion of our Company from participation in federal healthcare programs, and to enable our Company to secure our expanded financial agreement, as more fully described in Note 12—“Long-Term Debt” with U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C. (together, the “Lenders”), the Company, HHS OIG, Mr. M. Hermelin and his wife (solely with respect to her obligations thereunder, including as joint owner with Mr. M. Hermelin of certain shares of Company stock) entered into a settlement agreement (the “Settlement Agreement”) under which Mr. M. Hermelin also resigned as trustee of all family trusts that hold KV stock, agreed to divest his personal ownership interests in our Company’s Class A Common and Class B Common Stock (approximately 1.8 million shares, including shares held jointly with his wife) over an agreed upon period of time in accordance with a divestiture plan and schedule approved by HHS OIG, and agreed to refrain from voting stock under his personal control. In order to implement such agreement, Mr. M. Hermelin and his wife granted to an independent third party immediate irrevocable proxies and powers of attorney to divest their personal stock interests in the Company if Mr. M. Hermelin does not timely do so. The Settlement Agreement also required Mr. M. Hermelin to agree, for the duration of his exclusion, not to seek to influence or be involved with, in any manner, the governance, management, or operations of our Company.

As long as the parties comply with the Settlement Agreement, HHS OIG has agreed not to exercise its discretionary authority to exclude our Company from participation in federal health care programs, thereby allowing our Company and our subsidiaries (with the single exception of ETHEX, which is being dissolved pursuant to the Divestiture Agreement with HHS OIG) to continue to conduct business through all federal and state healthcare programs.

As a result of Mr. M. Hermelin’s resignation and the two agreements with HHS OIG, we believe we have resolved our remaining issues with respect to HHS OIG and are positioned to continue to participate in Federal healthcare programs now and in the future.

Plea Agreement with the U.S. Department of Justice

As previously disclosed in our Annual Report on Form 10-K for fiscal year 2009, we, at the direction of a special committee of the Board of Directors that was in place prior to June 10, 2010, responded to requests for information from the Office of the United States Attorney for the Eastern District of Missouri and FDA representatives working with that office. In connection therewith, on

February 25, 2010, the Board, at the recommendation of the special committee, approved entering into a plea agreement with the Office of the United States Attorney for the Eastern District of Missouri and the Office of Consumer Litigation of the United States Department of Justice (referred to herein collectively as the “Department of Justice”).

The plea agreement was executed by the parties and was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 2, 2010. Pursuant to the terms of the plea agreement, ETHEX pleaded guilty to two felony counts, each stemming from the failure to make and submit a field alert report to the FDA in September 2008 regarding the discovery of certain undistributed tablets that failed to meet product specifications. Sentencing pursuant to the plea agreement also took place on March 2, 2010.

Pursuant to the plea agreement, ETHEX agreed to pay a criminal fine in the amount of $23.4 million in four installments. The first installment, in the amount of $2.3 million, was due and paid within 10 days of sentencing. Under the original payment schedule, the second and third installments, each in the amount of $5.9 million, were due on December 15, 2010 and July 11, 2011, respectively. The fourth and final installment, in the amount of $9.4 million, was due on July 11, 2012. On November 15, 2010, upon the motion of the Department of Justice, the court vacated the previous fine installment schedule and imposed a new fine installment schedule using the standard federal judgment rate of 0.22% per annum, payable as follows:

Payment Amount	Interest Amount	Payment Due Date
$1,000	$—	December 15, 2010
1,000	1	June 15, 2011
1,000	2	December 15, 2011
2,000	7	June 15, 2012
4,000	18	December 15, 2012
5,000	28	June 15, 2013
7,094	47	December 15, 2013

ETHEX also agreed to pay, within 10 days of sentencing, restitution to the Medicare and the Medicaid programs in the amounts of $1.8 million and $0.6 million, respectively. In addition to the fine and restitution, ETHEX agreed not to contest an administrative forfeiture in the amount of $1.8 million, which was due and paid within 45 days after sentencing and which satisfied any and all forfeiture obligations ETHEX may have as a result of the guilty plea. In total, ETHEX agreed to pay fines, restitution and forfeiture in the aggregate amount of $27.6 million.

In exchange for the voluntary guilty plea, the Department of Justice agreed that no further federal prosecution will be brought in the Eastern District of Missouri against ETHEX, KV and Ther-Rx regarding allegations of the misbranding and adulteration of any oversized tablets of drugs manufactured by us, and the failure to file required reports regarding these drugs and patients’ use of these drugs with the FDA, during the period commencing on January 1, 2008 through December 31, 2008.

The Company made its first installment payment due on December 15, 2010.

Agreements with HHS OIG

In connection with the guilty plea described above by ETHEX, ETHEX was expected to be excluded from participation in federal healthcare programs, including Medicare and Medicaid. In addition, as a result of the guilty plea by ETHEX, HHS OIG had discretionary authority to also exclude KV from participation in federal healthcare programs. However, we are in receipt of correspondence from HHS OIG that, absent any transfer of assets or operations that would trigger successor liability, HHS OIG has no present intent to exercise its discretionary authority to exclude the Company as a result of the guilty plea by ETHEX.

In connection with the anticipated exclusion of ETHEX from participation in federal healthcare programs, we ceased the operations of ETHEX on March 2, 2010. However, we have retained the ability to manufacture, market and distribute (once the requirements under the consent decree have been met) all generic products and are in possession of all intellectual property related to generic products, including all NDAs and ANDAs pertaining to our brand and generic drug products. We currently do not anticipate that the voluntary guilty plea by ETHEX will have a material adverse effect on our efforts to comply with the requirements pursuant to the consent decree and to resume production and shipments of our approved products.

On November 15, 2010, we entered into a divestiture agreement (the “Divestiture Agreement”) with HHS OIG under which we agreed to sell the assets and operations of ETHEX to unrelated third parties prior to April 28, 2011 and to file articles of dissolution with respect to ETHEX under Missouri law by that date. Following the filing, ETHEX may not engage in any new business other than winding up its operations and will engage in a process provided under Missouri law to identify and resolve its liabilities over at least a two-year period. Under the terms of the Divestiture Agreement, HHS OIG agreed not to exclude ETHEX from federal healthcare programs until April 28, 2011 and, upon completion of the sale of the ETHEX assets and of the filing of the articles of dissolution of ETHEX, the agreement will terminate. Civil monetary penalties and exclusion of ETHEX may occur if we fail to meet our April 28, 2011 deadline. We have also received a letter from HHS OIG advising us further that assuming that we have complied with all agreements deemed necessary by HHS OIG, HHS OIG would not exclude ETHEX thereafter. ETHEX filed its articles of dissolution on December 15, 2010, and ETHEX no longer has any ongoing assets or operations other than those required to conclude the winding up process under Missouri law. ETHEX is currently in the process of selling its assets in order to comply with the Divestiture Agreement.

New Subsidiary

In May 2010, we formed a wholly-owned subsidiary, Nesher, to operate as the sales and marketing company for our generic products. In July 2010, our Board of Directors directed management to explore strategic alternatives with respect to Nesher and the assets and operations of our generic products business, which could include a sale of Nesher. We have retained Jefferies & Co., Inc. to advise us with this strategy. In the meantime, we will continue to prepare products for FDA inspection and continue to anticipate the reintroduction of approved products into the market.

Refer also to Note 18—“Subsequent Events” for discussion of other recent events and developments.

2.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and, accordingly, do not include all information and footnotes required by U.S. GAAP for complete financial statements. For further information, refer to the notes to consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended March 31, 2010. The interim consolidated financial statements and accompanying notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 Form 10-K. The balance sheet information as of March 31, 2010 has been derived from the Company’s audited consolidated balance sheet as of that date. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included in these consolidated financial statements. Operating results for the three and nine months ended December 31, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2011.

Reclassification

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

PDI

We sold PDI on June 2, 2010. The Company identified the assets and liabilities of PDI as held for sale in the Company’s consolidated balance sheet at March 31, 2010 and has segregated PDI’s operating results separately for the three and nine months ended December 31, 2010 and 2009. See Note 15—“Divestitures” for information regarding the sale of PDI.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results in subsequent periods may differ from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements.

The most significant estimates made by management include revenue recognition and reductions to gross revenues, inventory valuation, intangible and other long-lived assets, stock-based compensation, warrant valuation, income taxes, and loss contingencies related to legal proceedings. Management periodically evaluates estimates used in the preparation of the consolidated financial statements and makes changes on a prospective basis when adjustments are necessary.

The Company assesses the impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The factors that the Company considers in its assessment include the following: (1) significant underperformance of the assets relative to expected historical or projected future operating results; (2) significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business; (3) significant negative industry or economic trends; and (4) significant adverse changes as a result of legal proceedings or governmental or regulatory actions.

Based on the events described in Note 18—“Subsequent Events”, the Company has determined that a triggering event occurred in the fourth quarter of fiscal year 2011 giving rise to the need to assess the recoverability of its long-lived assets. Depending upon which and when, if any, of the strategic and operating alternatives are implemented, the Company believes that future undiscounted cash flows may not be sufficient to support the carrying value of certain of its long-lived assets and this could result in material non-cash charges for impairment of inventory, property and equipment, intangible and other long-lived assets in the quarter and year ending March 31, 2011. Cash flow projections require a significant level of judgment and estimation in order to determine a number of interdependent variables and assumptions such as probability, timing, pricing and various cost factors. Cash flow projections are highly sensitive to changes in these variables and assumptions. Until the Company is able to determine and assess these variables, it cannot assess the level or range of impairment that may be incurred. Also, until we are able to determine the value of the assets associated with this business, we are unable to determine whether proceeds upon disposition will be comparable to the current carrying value of the business segment. The result of these determinations will form the basis for management’s assumptions regarding the ultimate use and/or potential disposition of assets. Assumptions necessary to establish the fair value of long-lived assets will be derived from the outcome of these decisions, which we expect will be determined within approximately the next three months from the date of this filing. At that time management will have the necessary information to prepare its recoverability analysis. As of December 31, 2010, the carrying values of the Company’s inventory; property and equipment, net; and intangible assets, net were $8,493, $109,908 and $49,782, respectively.

Revenue Recognition

During the three months ended December 31, 2009, the Company received from Purdue Pharma L.P., The P.F. Laboratories, Inc. and Purdue Pharmaceuticals L.P. (collectively “Purdue”) and sold to its customers all of the generic OxyContin® allotted under a Distribution and Supply Agreement (the “Distribution Agreement”) and recognized net revenue of approximately $143,000 in the Consolidated Statement of Operations. Additionally, the Company recorded approximately $20,000 as cost of sales for the three and nine months ended December 31, 2009, which included royalty fees and the cost of the generic OxyContin® supplied by Purdue. Accordingly, the Company recognized gross profit of approximately $123,000 in the three and nine months ended December 31 ,2009 as a result of the Distribution Agreement entered into with Purdue.

3.	Going Concern and Liquidity Considerations

The Company’s consolidated financial statements are prepared using U.S. GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The accompanying historical consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The assessment of the Company’s ability to continue as a going concern was made by management considering, among other factors: (i) the timing and number of approved products that will be introduced or reintroduced to the market and the related costs; (ii) the suspension of shipment of all products manufactured by the Company and the requirements under the consent decree with the FDA; (iii) the possibility that the Company may need to obtain additional capital despite the proceeds from the private placement of the Company’s 12% senior secured notes due 2015 (the “2011 Notes”) that it was able to obtain in March 2011 (see Note 18—“Subsequent Events”); (iv) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 16—“Commitments and Contingencies”; and (v) the Company’s ability to comply with debt covenants. The Company’s assessment was further affected by the Company’s fiscal year 2010 net loss of $283,612, its net loss for the nine months ended December 31, 2010 of $115,781 and the outstanding balance of cash and cash equivalents of $31,654 and $60,693 as of December 31, 2010 and March 31, 2010, respectively. For periods subsequent to December 31, 2010, the Company expects losses to continue because the Company is unable to generate any significant revenues from more of its own manufactured products until the Company is able to resume shipping more of its approved products and until after the Company is able to generate significant sales of Makena™ (17-alpha hydroxyprogesterone caproate) which was approved by the FDA in February 2011. The Company received notification from the FDA on September 8, 2010 of approval to ship into the marketplace the first product approved under the consent decree, i.e., the Potassium Chloride Extended Release Capsule. The Company resumed shipment of extended-release potassium chloride capsule, Micro-K® 10mEq and Micro-K® 8mEq, in September 2010, resumed shipments of its generic version, Potassium Chloride Extended Release Capsule, in December 2010 and the Company began shipping Makena™ in March 2011. The Company is continuing to prepare other products for FDA inspection and does not expect to resume shipping other products until fiscal 2012. In addition, the Company must meet ongoing operating costs as well as costs related to the steps the Company is currently taking to prepare for introducing or reintroducing its approved products to the market. If the Company is not able to obtain the FDA’s clearance to resume manufacturing and distribution of more of its approved products in a timely manner and at a reasonable cost, or if revenues from its sale of approved products introduced or reintroduced into the market place prove to be insufficient, the Company’s financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Based on current financial projections, management believes the continuation of the Company as a going concern is primarily dependent on its ability to address, among other factors: (i) the successful launch and product sales of Makena™, at prices meeting the Company’s future needs and expectations; (ii) the timing, number and revenue generation of approved products that will be introduced or reintroduced to the market and the related costs; (iii) the suspension of shipment of all products manufactured by the Company and the requirements under the consent decree with the FDA (other than the Potassium Chloride Extended Release Capsule product, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter previously discussed); (iv) the possibility that the Company will need to obtain additional capital (see Note 18—“Subsequent Events” for updates); (v) the potential outcome with respect to the governmental inquiries, litigation or other matters described in Note 16—“Commitments and Contingencies”; and (vi) its compliance with its debt covenants. While the Company addresses these matters, it must continue to meet expected near-term obligations, including normal course operating cash requirements and costs associated with introducing and reintroducing approved products to the market (such as costs related to its employees, facilities and FDA compliance), remaining payments associated with the acquisition and retention of its rights to Makena™ (see Note 5—“Acquisitions”), the financial obligations pursuant to the plea agreement with the Department of Justice, costs associated with legal counsel and consultant fees, as well as the significant costs, such as legal and consulting fees, associated with the steps taken by the Company in connection with the consent decree and the litigation and governmental inquiries. If the Company is not able to obtain the FDA’s clearance to resume manufacturing and distribution of certain or many of its approved products in a timely manner and at a reasonable cost and/or if the Company is unable to successfully launch and commercialize Makena™ and/or if the Company experiences adverse outcomes with respect to any of the governmental inquiries or litigation described in Note 16—“Commitments and Contingencies”, its financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected.

In the near term, the Company is focused on the following: (i) continuing the commercial launch of Makena™; (ii) meeting the requirements of the consent decree, which will allow its approved products to be reintroduced to the market (other than the Potassium Chloride Extended Release Capsule product, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter previously discussed); (iii) evaluating strategic alternatives with respect to Nesher and other assets; and (iv) pursuing various means to minimize operating costs and increase cash. Since December 31, 2010, the Company has generated non-recurring cash proceeds to support its on-going operating and compliance requirements from a $32,300 private placement of Class A Common Stock in February 2011 and a $225,000 private debt placement (see Note 18—“Subsequent Events”) in March 2011 (a portion of which was used to repay all existing obligations under the agreement with U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C.)(see Note 12—“Long-Term Debt” for description of U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C. loan). While these cash proceeds are expected to be sufficient to meet near-term cash requirements, the Company is pursuing ongoing efforts to increase cash, including, but not limited to the continued implementation of cost savings, exploration of strategic alternatives with respect to Nesher and the assets and operations of the Company’s generic products business and other assets and the return of certain of the Company’s approved products to market in a timely manner (other than the Potassium Chloride Extended Release Capsule, including Micro-K® 10mEq and Micro-K® 8mEq, products that are the subject of the FDA notification letter previously discussed). The Company cannot provide assurance that it will be able to realize the cost reductions it anticipates from reducing its operations or its employee base, that some or many of its approved products can be returned to the market in a timely manner or at all, that its higher profit approved products will return to the market in the near term or that the Company can obtain additional cash through asset sales, a successful commercial launch of Makena™ or other means. If the Company is unsuccessful in its efforts to introduce or return its products to market, or if needed to sell assets and raise additional capital in the near term, the Company will be required to further reduce its operations, including further reductions of its employee base, or the Company may be required to cease certain or all of its operations in order to offset the lack of available funding.

The Company continues to evaluate the sale of certain of its assets and businesses, including the sale of its generics business as a result of a strategic decision to focus on being a branded pharmaceutical company. However, due to general economic conditions, the Company will likely be exposed to risks related to the overall macro-economic environment, including a lower rate of return than it has historically experienced on its invested assets and being limited in its ability to sell assets. In addition, the Company cannot provide any assurance that it will be successful in finding suitable purchasers for the sale of such assets. Even if the Company is able to find purchasers, it may not be able to obtain attractive terms and conditions for such sales, including attractive pricing. In addition, divestitures of businesses involve a number of risks, including the diversion of management and employee attention, significant costs and expenses, the loss of customer relationships, a decrease in revenues and earnings associated with the divested business, and the disruption of operations in the affected business. Furthermore, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of significant financial and employee resources. Inability to consummate identified asset sales or manage the post-separation transition arrangements could adversely affect the Company’s business, financial condition, results of operations, cash flows, and ability to comply with the obligations in its outstanding debt.

4.	Recently Issued Accounting Standards

There have been no new recent accounting pronouncements or changes in accounting pronouncements for the nine months ended December 31, 2010 as compared to the recent accounting pronouncements described in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. The Company has adopted or will adopt, as applicable, accounting pronouncements that are effective for fiscal year 2011.

5.	Acquisitions

On January 16, 2008, the Company entered into an Asset Purchase Agreement (the “Original Agreement”) with Cytyc Prenatal Products Corp. and Hologic, Inc. (Cytyc Prenatal Products Corp. and Hologic, Inc. are referred to collectively as “Hologic”). On January 8, 2010, the Company and Hologic entered into an Amendment (“Amendment No. 1”) to the Original Agreement, which, among other things, included a $70,000 cash payment for the exclusive rights to Makena™, which was recorded as purchased in-process research and development expense on the statement of operations for the year ended March 31, 2010. On February 4, 2011, the Company entered into a second amendment (“Amendment No. 2”) to the Original Agreement. The amendments set forth in Amendment No. 2 reduced the payment to be made on the fifth business day following the day on which Hologic gave the Company notice that the FDA has approved Makena™ (the “Transfer Date”) to $12,500 and revised the schedule for making the remaining payments of $107,500. Under these revised payment provisions, after the $12,500 payment on the Transfer Date and a subsequent $12,500 payment twelve months after the date that the FDA approves Makena™ (the “Approval Date”), the Company has the right to elect between the two alternate payment schedules for the remaining payments, with royalties of 5% of the net sales of Makena™ payable for certain periods and under different circumstances, depending on when the Company elects to make the remaining payments. The Company may make any of the payments on or before their due dates, and the date on which the Company makes the final payment contemplated by the selected payment schedule will be the final payment date, after which royalties, if any, will cease to accrue. Pursuant to the Indenture governing the 2011 Notes, the Company agreed to make certain elections with respect to the payment schedules and agreed to certain other restrictions on its ability to amend the payment schedules. See Note 18—“Subsequent Events” for further description and timing of payments of Amendment No. 2.

6.	Earnings (Loss) Per Share

The Company has two classes of common stock: Class A Common Stock and Class B Common Stock that is convertible into Class A Common Stock. With respect to dividend rights, holders of Class A Common Stock are entitled to receive cash dividends per share equal to 120% of the dividends per share paid on the Class B Common Stock. For purposes of calculating basic loss per share, undistributed losses are allocated to each class of common stock based on the contractual participation rights of each class of security.

The Company presents diluted loss per share for Class B Common Stock for all periods using the two-class method which does not assume the conversion of Class B Common Stock into Class A Common Stock. The Company presents diluted loss per share for Class A Common Stock using the if-converted method which assumes the conversion of Class B Common Stock into Class A Common Stock, if dilutive.

Basic loss per share is computed using the weighted average number of common shares outstanding during the period except that it does not include unvested common shares subject to repurchase. Diluted loss per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, unvested common shares subject to repurchase, convertible preferred stock and convertible notes. The dilutive effects of outstanding stock options and unvested common shares subject to repurchase are determined by application of the treasury stock method. Convertible preferred stock and convertible notes are determined on an if-converted basis. The computation of diluted loss per share for Class A Common Stock assumes the conversion of the Class B Common Stock, while the diluted loss per share for Class B Common Stock does not assume the conversion of those shares.

The following tables set forth the computation of basic loss per share for the three and nine months ended December 31, 2010 and 2009:

	Three Months Ended December 31,
	2010		2009
	Class A	Class B	Class A	Class B
Basic earnings (loss) per share:
Numerator:
Allocation of undistributed earnings (loss) from continuing operations	$(35,350)	$(11,332)	$84,891	$22,426
Allocation of undistributed earnings from discontinued operations	—	—	990	262

Allocation of undistributed earnings (loss)	$(35,350)	$(11,332)	$85,881	$22,688

Denominator:
Weighted average shares outstanding	37,795	12,116	37,797	11,982
Less—weighted average unvested common shares subject to repurchase	—	—	—	—

Number of shares used in per share computations	37,795	12,116	37,797	11,982

Basic earnings (loss) per share from continuing operations	$(0.94)	$(0.94)	$2.25	$1.87
Basic earnings per share from discontinued operations	—	—	0.02	0.02

Basic earnings (loss) per share	$(0.94)	$(0.94)	$2.27	$1.89

	Nine Months Ended December 31,
	2010		2009
	Class A	Class B	Class A	Class B
Basic loss per share:
Numerator:
Allocation of undistributed loss from continuing operations	$(93,754)	$(30,164)	$(3,841)	$(1,222)
Allocation of undistributed earnings from discontinued operations	1,673	538	3,497	1,112
Allocation of undistributed gain on sale of discontinued operations	4,444	1,430	—	—

Allocation of undistributed loss	$(87,637)	$(28,196)	$(344)	$(110)

Denominator:
Weighted average shares outstanding	37,795	12,160	37,799	12,026
Less—weighted average unvested common shares subject to repurchase	—	—	—	(2)

Number of shares used in per share computations	37,795	12,160	37,799	12,024

Basic loss per share from continuing operations	$(2.48)	$(2.48)	$(0.10)	$(0.10)
Basic earnings per share from discontinued operations	0.04	0.04	0.09	0.09
Basic earnings per share from gain on sale of discontinued operations	0.12	0.12	—	—

Basic loss per share	$(2.32)	$(2.32)	$(0.01)	$(0.01)

The following table sets forth the computation of diluted loss per share for the three and nine months ended December 31, 2010 and 2009:

	Three Months Ended December 31,
	2010		2009
	Class A	Class B	Class A	Class B
Diluted earnings (loss) per share:
Numerator:
Allocation of undistributed earnings (loss) from continuing operations	$(35,350)	$(11,332)	$84,891	$22,426
Reallocation of undistributed earnings (loss) from continuing operations as a result of conversion of Class B to Class A shares	(11,332)	—	22,426	—
Reallocation of undistributed earnings from continuing operations to Class B shares	—	—	—	(4,211)
Add—preferred stock dividends	—	—	18	—
Add—interest expense from convertible notes	—	—	909	—

Allocation of undistributed earnings (loss) from continuing operations for diluted computation	(46,682)	(11,332)	108,244	18,215

Allocation of undistributed earnings from discontinued operations	—	—	990	262
Reallocation of undistributed earnings from discontinued operations as a result of conversion of Class B to Class A shares	—	—	262	—
Reallocation of undistributed earnings from discontinued operations to Class B shares	—	—	—	(51)

Allocation of undistributed earnings from discontinued operations for diluted computation	—	—	1,252	211

Allocation of undistributed earnings (loss)	$(46,682)	$(11,332)	$109,496	$18,426

Denominator:
Number of shares used in basic computation	37,795	12,116	37,797	11,982
Weighted average effect of dilutive securities:
Conversion of Class B to Class A shares	12,116	—	11,982	—
Employee stock options	—	—	2,524	—
Convertible preferred stock	—	—	338	—
Convertible notes	—	—	8,692	—

Number of shares used in per share computations	49,911	12,116	61,333	11,982

Diluted earnings (loss) per share from continuing operations	$(0.94)	$(0.94)	$1.77	$1.52
Diluted earnings per share from discontinued operations	—	—	0.02	0.02

Diluted earnings (loss) per share (1) (2)	$(0.94)	$(0.94)	$1.79	$1.54

(1)

For the three months ended December 31, 2010, there were stock options to purchase 1,635 shares (excluding 1,851 out of the money shares) of Class A Common Stock, 104 out of the money shares of Class B Common Stock, preferred shares convertible into 338 shares of Class A Common Stock, $200,000 principal amount of convertible notes convertible into 8,692 shares of Class A Common Stock and warrants to purchase 4,463 shares of Class A Common Stock that were excluded from the computation of diluted loss and diluted loss from continuing operations per share because their effect would have been anti-dilutive.

(2)	For the three months ended December 31, 2009, there were stock options to purchase 1,691 out of the money shares of Class A Common Stock and 28 out of the money shares of Class B Common Stock that were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive.

	Nine Months Ended December 31,
	2010		2009
	Class A	Class B	Class A	Class B
Diluted loss per share:
Numerator:
Allocation of undistributed loss from continuing operations	$(93,754)	$(30,164)	$(3,841)	$(1,222)
Reallocation of undistributed loss from continuing operations as a result of conversion of Class B to Class A shares	(30,164)	—	(1,222)	—

Allocation of undistributed loss from continuing operations for diluted computation	(123,918)	(30,164)	(5,063)	(1,222)

Allocation of undistributed earnings from discontinued operations	1,673	538	3,497	1,112
Reallocation of undistributed earnings from discontinued operations as a result of conversion of Class B to Class A shares	538	—	1,112	—

Allocation of undistributed earnings from discontinued operations for diluted computation	2,211	538	4,609	1,112

Allocation of undistributed gain on sale of discontinued operations	4,444	1,430	—	—
Reallocation of undistributed gain on sale of discontinued operations as a result of conversion of Class B to Class A shares	1,430	—	—	—

Allocation of undistributed gain on sale of discontinued operations for diluted computation	5,874	1,430	—	—

Allocation of undistributed loss	$(115,833)	$(28,196)	$(454)	$(110)

Denominator:
Number of shares used in basic computation	37,795	12,160	37,799	12,024
Weighted average effect of dilutive securities:
Conversion of Class B to Class A shares	12,160	—	12,024	—

Number of shares used in per share computations from continuing operations	49,955	12,160	49,823	12,024

Number of shares used in per share computations from discontinuing operations	49,955	12,160	49,823	12,024

Diluted loss per share from continuing operations	$(2.48)	$(2.48)	$(0.10)	$(0.10)
Diluted earnings per share from discontinued operations	0.04	0.04	0.09	0.09
Diluted earnings per share from gain on sale of discontinued operations	0.12	0.12	—	—

Diluted loss per share(3)(4)	$(2.32)	$(2.32)	$(0.01)	$(0.01)

(3)	For the nine months ended December 31, 2010, there were stock options to purchase 1,635 shares (excluding 1,851 out of the money shares) of Class A Common Stock, 104 out of the money shares of Class B Common Stock, preferred shares convertible into 338 shares of Class A Common Stock, $200,000 principal amount of convertible notes convertible into 8,692 shares of Class A Common Stock and warrants to purchase 4,463 shares of Class A Common Stock that were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive.
(4)	For the nine months ended December 31, 2009, there were stock options to purchase 1,110 shares (excluding 3,086 out of the money shares) of Class A Common Stock, stock options to purchase 2 shares (excluding 55 out of the money shares) of Class B Common Stock, preferred shares convertible into 338 shares of Class A Common Stock and $200,000 principal amount of convertible notes convertible into 8,692 shares of Class A Common Stock that were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive.

7.	Investment Securities

The carrying amount of available-for-sale securities and their approximate fair values at December 31, 2010 and March 31, 2010 were as follows:

	December 31, 2010
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-current auction rate securities	$61,049	$2,037	$—	$63,086

	March 31, 2010
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-current auction rate securities	$62,949	$2,916	$—	$65,865

At December 31, 2010 and March 31, 2010, the Company had $69,150 and $71,550, respectively, of principal invested in auction rate securities (“ARS”). These securities all have a maturity in excess of 10 years. The Company’s investments in ARS primarily represent interests in collateralized debt obligations supported by pools of student loans, the principal of which is guaranteed by the U.S. Government. ARS backed by student loans are viewed as having low default risk and therefore very low risk of credit downgrade. The ARS held by the Company are AAA-rated securities with long-term nominal maturities for which the interest rates are reset through a Dutch auction process that occurs at pre-determined intervals of up to 35 days. Prior to 2008, the auctions provided a liquid market for these securities.

With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2010 and March 31, 2010 experienced multiple failed auctions beginning in February 2008 as the amount of securities submitted for sale exceeded the amount of purchase orders. Given the failed auctions, the Company’s ARS are considered illiquid until a successful auction for them occurs. Accordingly, the $63,086 and $65,865 of ARS at December 31, 2010 and March 31, 2010, respectively, were classified as non-current assets and are included in the line item “Investment securities” in the accompanying Consolidated Balance Sheets.

On February 25, 2009, the Company initiated legal action against Citigroup Global Markets Inc. (“CGMI”), through which it acquired the ARS the Company held at that time, in the District Court for the Eastern District of Missouri. On January 21, 2010, the Company and CGMI entered into a Purchase and Release Agreement pursuant to which CGMI agreed to purchase the Company’s remaining ARS for an aggregate purchase price of approximately $61,707. The Company also received a two-year option (which expires on January 21, 2012) to reacquire the ARS (in whole or on a class-by-class basis) for the prices at which they were sold, as well as the right to receive further payments in the event any ARS are redeemed prior to the expiration of the option.

In accordance with authoritative guidance ASC 860, Transfers and Servicing, the Company accounted for the ARS transfer to CGMI, including the two-year option to reacquire the ARS, as a secured borrowing with pledge of collateral. The transfer of the ARS to CGMI does not meet all of the conditions set forth in ASC 860 in order to be accounted for as a sale. As a secured borrowing with pledge of collateral, the Company was required to record a short-term liability (“collateralized borrowing”) as of December 31, 2010 for the ARS sale proceeds, representing a borrowing of cash from CGMI (see Note 12—“Long-Term Debt”). The ARS have been transferred to CGMI and serve as a pledge of collateral under this borrowing.

The Company will continue to carry the ARS as an asset in the accompanying Consolidated Balance Sheets, and it will continue to adjust to the ARS’ fair value on a quarterly basis (see Note 8—“Fair Value Measures”). In the event any ARS are redeemed prior to the expiration of the option, the Company will account for the redemptions as a sale pursuant to ASC 860.

The Company faces significant liquidity concerns as discussed in Note 3—“Going Concern and Liquidity Considerations.” As a result, the Company determined that it could no longer support its previous assertion that it had the ability to hold impaired securities until their forecasted recovery. Accordingly, the Company concluded that the ARS became other-than-temporarily impaired during December 2008 and recorded a $9,122 loss into earnings. This adjustment reduced the carrying value of the ARS to $63,678 at December 31, 2008. The estimated fair value of the Company’s ARS holdings at March 31, 2010 was $65,865. The Company recorded discount accretion of $292 on the carrying value of ARS and recorded the $2,916 difference between the fair value of the Company’s ARS at March 31, 2010 in accumulated other comprehensive income as an unrealized gain of $1,846, net of tax. The estimated fair value of the Company’s ARS holdings at December 31, 2010 was $63,086. The Company recorded discount accretion of $211 on the carrying value of ARS and recorded the $2,037 difference between the fair value of the Company’s ARS at December 31, 2010 in accumulated other comprehensive income as an unrealized gain of $1,286, net of tax.

Since the transfer of the ARS to CGMI on January 21, 2010, $1,150 and $2,400 par value were redeemed in the three and nine months ended December 31, 2010, respectively. The Company has received from CGMI cash proceeds in the amount of $198 and $424 for the three and nine months ended December 31, 2010, respectively, representing the difference between the principal amount of securities redeemed and the price in which they were previously sold to CGMI. The Company also recorded a gain in the Consolidated Statement of Operations for the three and nine months ended December 31, 2010 in the amount of $79 and $232, respectively, representing the difference between the principal amount of the securities redeemed and their carrying value prior to redemption.

The ARS are valued based on a discounted cash flow model that considers, among other factors, the time to work out the market disruption in the traditional trading mechanism, the stream of cash flows (coupons) earned until maturity, the prevailing risk free yield curve, credit spreads applicable to a portfolio of student loans with various tenures and ratings and an illiquidity premium. These factors were used in a Monte Carlo simulation based methodology to derive the estimated fair value of the ARS.

8.	Fair Value Measures

In September 2006, the FASB issued authoritative guidance for fair value measurements. The Company implemented the authoritative guidance, effective April 1, 2008, which relates to disclosures for financial assets, financial liabilities, and any other assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the authoritative guidance established a fair value hierarchy that ranks the quality and reliability of the information used to measure fair value. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•

Level 1—Primarily consists of financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

•

Level 2—Includes financial instruments measured using significant other observable inputs that are valued by reference to similar assets or liabilities, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3—Comprised of financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following tables present the Company’s fair value hierarchy as of December 31, 2010 for those financial assets measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2010
	Total	Level 1	Level 2	Level 3
Non-current ARS	$63,086	$—	$—	$63,086

The following tables present the Company’s fair value hierarchy as of March 31, 2010 for those financial assets measured at fair value on a recurring basis:

	Fair Value Measurements at March 31, 2010
	Total	Level 1	Level 2	Level 3
Non-current ARS	$65,865	$—	$—	$65,865

Due to the lack of observable market quotes and an illiquid market for the Company’s ARS portfolio that existed as of December 31, 2010, the Company utilized a valuation model that relied exclusively on Level 3 inputs, including those that are based on expected cash flow streams and collateral values (see Note 7—“Investment Securities”).

The contingent interest feature of the $200,000 principal amount of Contingent Convertible Subordinated Notes (see Note 12—“Long-Term Debt”) meets the criteria of and qualifies as an embedded derivative. Although this feature represents an embedded derivative financial instrument, based on its de minimis value at the time of issuance and at December 31, 2010, no value has been assigned to this embedded derivative.

The following table presents the changes in fair value for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Non-Current Auction Rate Securities (Level 3)
Balance at April 1, 2010	$65,865
Unrealized loss included in other comprehensive loss	(879)
Accretion of investment impairment	211
Redemptions	(2,111)

Balance at December 31, 2010	$63,086

9.	Inventories

Inventories, net of reserves, consisted of:

	2010
	December 31,	March 31,
Raw materials	$6,836	$5,019
Finished goods	1,657	465

	$8,493	$5,484

Management establishes reserves for potentially obsolete or slow-moving inventory based on an evaluation of inventory levels, forecasted demand, and market conditions.

The Company ceased all manufacturing activities during the fourth quarter of fiscal year 2009, and its net revenues in the period ended December 31, 2010 and December 31, 2009 are limited primarily to sales of products manufactured by third parties. Additionally, all costs associated with the Company’s manufacturing operations are recognized directly into cost of sales rather than capitalized into inventory.

10.	Intangible Assets

Intangible assets consisted of:

	2010
	December 31,			March 31,
	Gross Carrying Amount(a)	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount(a)	Accumulated Amortization	Net Carrying Amount
Product rights acquired:
Micro-K®	$36,140	$(21,307)	$14,833	$36,140	$(19,952)	$16,188
Evamist™	21,175	(8,690)	12,485	21,175	(7,876)	13,299
Trademarks acquired:
Evamist™	5,082	(2,454)	2,628	5,082	(2,283)	2,799
License agreements:
Evamist™	35,648	(16,028)	19,620	35,648	(14,748)	20,900
Other	—	—	—	—	—	—
Covenants not to compete:
Evamist™	627	(627)	—	627	(627)	—
Trademarks and patents	1,504	(1,416)	88	1,308	(1,308)	—
Other	367	(239)	128	691	(216)	475

Total intangible assets	$100,543	$(50,761)	$49,782	$100,671	$(47,010)	$53,661

(a)	Gross Carrying Amount is shown net of impairment charges.

In May 2007, the Company acquired the U.S. marketing rights to Evamist®, a transdermal estrogen therapy, from VIVUS, Inc. Under the terms of the asset purchase agreement for Evamist®, the Company paid $10,000 in cash at closing and made an additional cash payment of $141,500 upon final approval of the product by the FDA. The agreement also provides for two future payments upon achievement of certain net sales milestones. If Evamist® achieves $100,000 of net sales in a fiscal year, a one-time payment of $10,000 will be made, and if net sales reach $200,000 in a fiscal year, a one-time payment of up to $20,000 will be made.

Because the product had not obtained FDA approval when the initial payment was made at closing, the Company recorded $10,000 of in-process research and development expense during the three months ended June 30, 2007. In July 2007, FDA approval for Evamist® was received and a payment of $141,500 was made to VIVUS, Inc. The final purchase price allocation completed during the fiscal year ended March 31, 2009, resulted in estimated identifiable intangible assets of $44,078 for product rights; $12,774 for trademark rights; $82,542 for rights under a sublicense agreement; and $2,106 for a covenant not to compete. Upon FDA approval in July 2007, the Company began amortizing the product rights, trademark rights and rights under the sublicense agreement over 15 years and the covenant not to compete over nine years. As no net sales milestones have yet been met, no additional payments have been made. Evamist® net sales were approximately $8,800 and $2,600 in fiscal years 2010 and 2009, respectively. It was concluded that the assets related to Evamist® were impaired as of March 31, 2010. The Company recorded $78,968 during fiscal year 2010 as an impairment charge to reduce the carrying value of the intangible assets related to Evamist® to its estimated fair value.

As of December 31, 2010, the Company’s product rights acquired, trademark rights acquired, license agreements, trademarks and patents, and other intangible assets have weighted average useful lives of approximately 17 years, 15 years, 15 years, 13 years, and 5 years, respectively. Amortization of intangible assets was $1,175 and $2,980 for the three months ended December 31, 2010 and December 31, 2009, respectively, and $3,660 and $8,875 for the nine months ended December 31, 2010 and 2009, respectively.

Management tests the carrying value of intangible assets for impairment at least annually and also assesses and evaluates on a quarterly basis if any events have occurred which indicate the possibility of impairment. During the assessment as of December 31, 2010, management did not identify any events that were indicative of impairment. However, any significant changes in actual future results from the assessment used to perform the quarterly evaluation, such as lower sales, increases in production costs, technological changes or decisions not to produce or sell products, could result in impairment at a future date (see Note 2—“Basis of Presentation”).

Assuming no other additions, disposals or adjustments are made to the carrying values and/or useful lives of the intangible assets, annual amortization expense on product rights, trademarks acquired and other intangible assets is estimated to be approximately $5,000 in each of the five succeeding fiscal years.

11.	Accrued Severance and Salary Reduction

Accrued severance consists primarily of severance benefits owed to employees whose employment was terminated in connection with the ongoing realignment of the Company’s cost structure. Severance expense recognized in the three months ended December 31, 2010 was recorded in part to restructuring charges, which are included in selling and administrative and in part to cost of sales in the consolidated statement of operations. Subsequent to March 31, 2010, certain executives of the Company, including the former Interim President and Interim Chief Executive Officer resigned or were terminated. As a result, the Company, pursuant to existing employment agreements, incurred severance related expenses, which were recorded in the nine months ended December 31, 2010. The activity in accrued severance for the nine months ended December 31, 2010 and twelve months ended March 31, 2010 are summarized as follows:

	2010
	December 31,	March 31,
Balance at beginning of period	$6,243	$10,002
Provision for severance benefits	2,130	6,925
Amounts charge to accrual	(7,407)	(10,684)

Balance at end of period	$966	$6,243

On September 13, 2010, the Company implemented a mandatory salary reduction program for most of its exempt personnel, ranging from 15% to 25% of base salary, in order to conserve cash and financial resources. The Company plans on repaying its employees, who are still employed by the Company at the time of payment, during fiscal year 2012. At December 31, 2010 the Company recorded a liability of $1,633 related to the salary reduction program. In March 2011, the salaries of exempt personnel were reinstated.

12.	Long-Term Debt

Long-term debt consisted of:

	2010
	December 31,	March 31,
Convertible notes	$200,000	$200,000
Building mortgages	33,600	35,288
Collateralized borrowing	59,248	61,224
US Healthcare loan (less discount on loan of $10,841)	49,526	—
Software financing arrangement	—	588

	342,374	297,100
Less current portion	(111,156)	(63,926)

	$231,218	$233,174

Convertible notes

In May 2003, the Company issued $200,000 principal amount of 2.5% Contingent Convertible Subordinated Notes (the “Notes”) that are convertible, under certain circumstances, into shares of Class A Common Stock at an initial conversion price of $23.01 per share. The Notes, which mature on May 16, 2033, bear interest that is payable on May 16 and November 16 of each year at a rate of 2.50% per annum. The Company also is obligated to pay contingent interest at a rate equal to 0.5% per annum during any six-month period from May 16 to November 15 and from November 16 to May 15, with the initial six-month period commencing May 16, 2006, if the average trading price of the Notes per $1,000 principal amount for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. In November 2007, the average trading price of the Notes reached the threshold for the five-day trading period that resulted in the payment of contingent interest and for the period from November 16, 2007 to May 15, 2008 the Notes paid interest at a rate of 3.00% per annum. In May 2008, the average trading price of the Notes fell below the contingent interest threshold for the five-day trading period and beginning May 16, 2008 the Notes began to pay interest at a rate of 2.50% per annum, which is the current rate as of December 31, 2010.

The Company may redeem some or all of the Notes at any time, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any. Holders may require the Company to repurchase all or a portion of their Notes on May 16, 2013, 2018, 2023 and 2028 or upon a change in control, as defined in the indenture governing the Notes, at a purchase price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any. Holders had the right to require the Company to repurchase all or a portion of their Notes on May 16, 2008 and, accordingly, the Company classified the Notes as a current liability as of March 31, 2008. Since no holders required the Company to repurchase all or a portion of their Notes on this date and because the next occasion holders may require the Company to repurchase all or a portion of their Notes is May 16, 2013, the Notes were classified as a long-term liability as of December 31, 2010 and March 31, 2010. The Notes are subordinate to all of the Company’s existing and future senior obligations.

The Notes are convertible, at the holders’ option, into shares of the Company’s Class A Common Stock prior to the maturity date under the following circumstances:

•

during any future quarter, if the closing sale price of the Company’s Class A Common Stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the Notes on the last trading day of the previous quarter. The Notes are initially convertible at a conversion price of $23.01 per share, which is equal to a conversion rate of approximately 43.4594 shares per $1,000 principal amount of Notes;

•	if the Company has called the Notes for redemption;

•

during the five trading day period immediately following any nine consecutive trading day period in which the trading price of the Notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our Class A Common Stock on that day multiplied by the number of shares of our Class A Common Stock issuable upon conversion of $1,000 principal amount of the Notes; or

•	upon the occurrence of specified corporate transactions.

The Company has reserved 8,692 shares of Class A Common Stock for issuance in the event the Notes are converted.

The Notes, which are unsecured, do not contain any restrictions on the payment of dividends, the incurrence of additional indebtedness or the repurchase of the Company’s securities, and do not contain any financial covenants. However, a failure by the Company or any of its subsidiaries to pay any indebtedness or any final non-appealable judgments in excess of $750 constitutes an event of default under the indenture. An event of default would permit the trustee under the indenture or the holders of at least 25% of the Notes to declare all amounts owing to be immediately due and payable and exercise other remedies.

Building mortgages

In March 2006, the Company entered into a $43,000 mortgage loan arrangement with LaSalle National Bank Association, in part, to refinance $9,859 of existing mortgages. The $32,764 of net proceeds the Company received from the mortgage loan was used for working capital and general corporate purposes. The mortgage loan, which is secured by four of the Company’s buildings, bears interest at a rate of 5.91% and matures on April 1, 2021. The Company is current in all its financial payment obligations under the mortgage loan arrangement. However, at March 31, 2009 and 2010, the Company was not in compliance with one or more of the requirements of the mortgage loan documentation. At March 31, 2009, the entire amount outstanding under the mortgage was classified as a current liability.

On August 5, 2010, the Company received a letter approving certain waivers (the “Waiver Letter”) of covenants under the mortgage loan dated March 23, 2006, by and between MECW, LLC, a subsidiary of our Company, and LaSalle National Bank Association, and certain other loan documents entered into in connection with the execution of the mortgage loan (collectively, the “Loan Documents”). LNR Partners, Inc., the servicer of the loan (“LNR Partners”), issued the Waiver Letter to the Company and MECW, LLC on behalf of the lenders under the Loan Documents. In the Waiver Letter, the lenders consented to the following under the Loan Documents:

•	Waiver of the requirement that the Company and MECW, LLC deliver audited balance sheets, statements of income and expenses and cash flows;

•	Waiver of the requirement that the Company certify financial statements delivered under the Loan Documents;

•

Waiver of the requirement that the Company deliver to the lenders Form 10-Ks within 75 days of the close of the fiscal year, Form 10-Qs within 45 days of the close of each of the first three fiscal quarters of the fiscal year, and copies of all IRS tax returns and filings; and

•	Waiver, until March 31, 2012, of the requirement that the Company maintain a net worth, as calculated in accordance with the terms of the Loan Documents, of at least $250,000 on a consolidated basis.

With respect to the waiver of the requirement to deliver Form 10-Ks and Form 10-Qs, the Company agreed to bring its filings current effective with the submission of the Form 10-Q for the quarter ended December 31, 2010 and become timely on a go-forward basis with the filing of the Form 10-K for the fiscal year ending March 31, 2011. This waiver applies to the Company’s existing late filings. Accordingly, the portion of the mortgage not payable in the following 12 months was classified as a long-term liability as of December 31, 2010 and March 31, 2010.

In addition to the waivers, LNR Partners also agreed to remove the Company’s subsidiaries ETHEX and PDI as guarantors under the Loan Documents and to add Nesher as a new guarantor under the Loan Documents.

U.S. Healthcare loan

On September 13, 2010, the Company entered into a loan agreement with U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C. (together, the “Lenders”), affiliates of Centerbridge Partners, L.P. for a $20,000 loan (the “Loan”) secured by assets of the Company. The loan agreement included a period of exclusivity through September 28, 2010 to negotiate an expanded, longer-term financial arrangement among the Company and the Lenders.

On November 17, 2010, the Company entered into an agreement with the Lenders, for a senior secured debt financing package of up to $120,000 consisting of (1) a fully funded $60,000 term loan (the “Bridge Loan”) that retired the $20,000 loan previously provided by the Lenders on September 13, 2010, and that was provided for general corporate and working capital purposes and (2) a commitment to provide a multi-draw term loan up to an aggregate principal amount of $120,000 (the “Multi-Draw Term Loan”) with such additional draws dependent on the achievement by the Company of various conditions as outlined in the related agreement. The Company wrote-off approximately $1,949 of deferred financing costs related to the retirement of the $20,000 as required by accounting for debt extinguishments in the quarter ended December 31, 2010.

Under the terms of the Bridge Loan agreement, the Company paid interest at an annual rate of 16.5% (5% of which was payable in kind) with a maturity date in March 2013. The Company furnished as collateral substantially all assets of the Company to secure the loan. The Bridge Loan was guaranteed by certain of the Company’s domestic subsidiaries and the guarantors furnished as collateral substantially all of their assets to secure the guarantee obligations. In addition, the Company issued stock warrants to the Lenders granting them rights to purchase up to 12,588 shares of the Company’s Class A Common Stock (the “Initial Warrants”). The Initial Warrants have an exercise price of $1.62 per share, subject to possible standard anti-dilutive adjustment. These warrants were valued at $24,015 using a Black-Scholes option pricing model utilizing the following assumptions: risk free rate of 1.5%; expected volatility of 99.0%; expected dividend of $0; and expected life of five years.

In recording the Bridge Loan transaction, the Company allocated the proportionate share of the Initial Warrants, at their fair value, to the value of the proceeds of the Loan as a discount to the Loan. As a result of the proceeds from the Bridge Loan extinguishing the Loan, the fair value of the Initial Warrants of $7,997 allocated to the Loan were recorded as a discount to the Loan and expensed as required by accounting for debt extinguishments in the quarter ended December 31, 2010.

In recording the Initial Warrants and debt associated with the Bridge Loan, the Company allocated, at their relative fair value, their proportionate share of the Initial Warrants and relative fair value of the Bridge Loan, less the amount allocated to the Loan as previously described. In November, the Company recorded $11,438 as the relative fair value of the Initial Warrants associated with the Multi-Draw Term Loan as a discount to the Bridge Loan. The discount is being amortized using the effective interest method to interest expense based upon the maturity date of the Bridge Loan. In March 2011, the Company retired the Bridge Loan as further described in Note 18—“Subsequent Events” at which time the remaining debt discount will be expensed.

The $120,000 Multi-Draw Term Loan consisted of three tranches that would have been available to the Company following the achievement of certain conditions. The first tranche of $80,000 would have been available upon the approval of Makena™ and would have been used to repay the Bridge Loan of $60,000, make a milestone payment to Hologic, and provide funds for general corporate and working capital purposes. The second tranche of $20,000 would have been available to the Company upon achieving at least one of certain performance thresholds including either, (1) certain metrics associated with Evamist®, or (2) receiving FDA approval for the manufacture and distribution of Clindesse® and Gynazole-1®. The proceeds of the second tranche would have been used for general corporate and working capital purposes. The third tranche of $20,000 would have been available to the Company upon evidencing its ability, to the satisfaction of the Lenders, to meet certain liquidity thresholds necessary to satisfy future obligations, including a future milestone payment to Hologic that is due to be paid one year following FDA approval of Makena™. The proceeds from the third tranche would have been used for general corporate and working capital purposes.

The Company and the Lenders amended the financing arrangements on January 6, 2011 and again on March 2, 2011. Pursuant to the amendments, the Company and the Lenders amended the Bridge Loan terms and covenants to reflect the Company’s then current projections and timing of certain anticipated future events, including the planned disposition of certain assets. The amendments extended the $60,000 payment that was due on March 20, 2011 to three payments of $20,000 each with the first payment due (and paid on February 18, 2011) upon closing and funding the private placement of Class A Common Stock, $20,000 due in April 2011 and $20,000 due in August 2011. In addition, all past covenant issues were waived. As a result of the amendments, the Company would not have been required to sell its generics business by March 20, 2011, but would have been required to cause such sale by August 31, 2011. In addition, the applicable premium (a make-whole payment of interest with respect to payments on the loans prior to maturity) was amended to provide that if the Bridge Loan was repaid in full as a result of a refinancing transaction provided other than by the Lenders, as has occurred on March 17, 2011 with the issuance of the 2011 Notes, a premium was paid to the Lenders equal to $12,500, of which $7,295 has already been paid in connection with the private placement. In addition, on March 17, 2011, an amount of $7,500 was placed in escrow and will be released to the Company or to the Lenders on August 31, 2011 or September 30, 2011, as the case may be, depending on the status of the Company’s registration process with the SEC by such dates and the Company’s stock price meeting certain specified levels as of the applicable date. In connection with the amendments and certain waivers granted by the Lenders, the Company issued additional warrants to the Lenders to purchase up to 7,451 shares of the Company’s Class A Common Stock, at an exercise price of $1.62 per share, and amended and restated the Initial Warrants. The Company is in the process of valuing the additional warrants.

The Multi-Draw Term Loan, as amended, provided for a total commitment of $118,000. If entered into, the Multi-Draw Term Loan, as amended, would have refinanced the Bridge Loan in full and would have provided $70,000 of additional financing consisting of (i) a $30,000 tranche B-2 term loan and (ii) a $40,000 tranche B-3 term loan. The withdrawal schedule under the Multi-Draw Term Loan was revised to allow for release of funds from controlled accounts on the closing date sufficient to repay the Bridge Loan and future draws against the Multi-Draw Term Loan, subject to achievement of certain Makena™ related milestones, of $15,000 in March 2011, $15,000 in May 2011 and $10,000 in each of July, August, September and October 2011. The commitment letter for the Multi-Draw Term Loan would have expired on March 31, 2011.

On February 7, 2011, the Company repaid a portion of the Bridge Loan with proceeds from a private placement of Class A Common Stock and on March 17, 2011, the Company repaid in full the remaining obligations under the Bridge Loan (including the payment of related premiums) with a portion of the proceeds of the offering of the 2011 Notes (and terminated the related future loan commitments). See Note 18—“Subsequent Events” for further discussion on these financial arrangements.

Collateralized borrowing

On February 25, 2009, the Company initiated legal action against Citigroup Global Markets Inc. (“CGMI”), through which it acquired the ARS the Company held at that time, in the District Court for the Eastern District of Missouri. On January 21, 2010, the Company and CGMI entered into a Purchase and Release Agreement pursuant to which CGMI agreed to purchase the Company’s remaining ARS for an aggregate purchase price of approximately $61,707. The Company also received a two-year option (which expires on January 21, 2012) to reacquire the ARS (in whole or on a class-by-class basis) for the prices at which they were sold, as well as the right to receive further payments in the event any ARS are redeemed prior to the expiration of the option.

In accordance with authoritative guidance ASC 860, Transfers and Servicing, the Company accounted for the ARS transfer to CGMI, including the two-year option to reacquire the ARS, as a secured borrowing with pledge of collateral. The transfer of the ARS to CGMI does not meet all of the conditions set forth in ASC 860 in order to be accounted for as a sale. As a secured borrowing with pledge of collateral, the Company was required to record a short-term liability (“collateralized borrowing”) as of March 31, 2010 for the ARS sale proceeds, representing a borrowing of cash from CGMI. The ARS have been transferred to CGMI and serve as a pledge of collateral under this borrowing. The Company will continue to carry the ARS as an asset in the accompanying Consolidated Balance Sheets, and it will continue to adjust to the ARS’ fair value on a quarterly basis (see Note 8—“Fair Value Measures”). In the event any ARS are redeemed prior to the expiration of the option, the Company will account for the redemptions as a sale pursuant to ASC 860. Through December 31, 2010, $2,400 par value of ARS ($1,976 at CGMI purchase cost) were redeemed.

Software Financing Arrangement

The Company entered into an installment payment arrangement with a financial institution for the purchase of software products and the right to receive consulting or other services from the seller. The Company is amortizing the amounts paid ratably over the service period over 16 consecutive quarters which ended in December 2010. The Company renegotiated the contract on November 10, 2010 and will pay for services it receives as they are incurred.

Interest Paid

The Company paid interest of $4,160 and $3,057 for the three months ended December 31, 2010 and 2009, respectively, and $7,842 and $6,722 for the nine months ended December 31, 2010 and 2009, respectively.

13.	Comprehensive Loss

Comprehensive loss includes all changes in equity during a period except those that resulted from investments by or distributions to the Company’s shareholders. Other comprehensive loss refers to revenues, expenses, gains and losses that, under U.S. GAAP, are included in comprehensive loss, but excluded from net loss as these amounts are recorded directly as an adjustment to shareholders’ deficit. For the Company, comprehensive loss is comprised of net loss, the net changes in unrealized gains and losses on available for sale marketable securities, net of applicable income taxes, and changes in the cumulative foreign currency translation adjustment. Total comprehensive (loss) income was $(46,828) and $108,998 for the three months ended December 31, 2010 and 2009, respectively, and $(116,453) and $148 for the nine months ended December 31, 2010 and 2009, respectively.

14.	Segment Reporting

The reportable operating segments of the Company are branded products (through the Company’s Ther-Rx subsidiary) and specialty generic/non-branded products (through the Company’s Nesher subsidiary). The branded products segment includes patent-protected products and certain trademarked off-patent products that the Company sells and markets as branded pharmaceutical products. The specialty generic/non-branded segment includes off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Company sells its branded and specialty generic/non-branded products primarily to pharmaceutical wholesalers, drug distributors and chain drug stores.

In the fourth quarter of fiscal year 2009, the Company decided to market the Company’s specialty materials segment, PDI, for sale because of liquidity concerns and the Company’s expected near-term cash requirements. As a result, the Company has segregated PDI’s operating results and presented them separately as a discontinued operation for all periods presented. (See Note 15—“Divestitures” for more information regarding the sale of PDI.)

In connection with the plea agreement with the Department of Justice and the anticipated exclusion of ETHEX from participation in federal healthcare programs, the Company ceased operations of ETHEX on March 2, 2010 and under an agreement with the HHS OIG, filed articles of dissolution for ETHEX on December 15, 2010 and commenced a sale of the remaining assets of ETHEX to be completed under such agreement by April 28, 2011. However, the Company has retained the ability to manufacture (once the requirements under the consent decree have been met), market and distribute all generic products and is in possession of all intellectual property related to generic products, including all NDAs and ANDAs, which it now does under its Nesher subsidiary. (See Note 16—“Commitments and Contingencies.”)

Accounting policies of the segments are the same as the Company’s consolidated accounting policies. Segment profits are measured based on income before taxes and are determined based on each segment’s direct revenues and expenses. The majority of research and development expense, corporate general and administrative expenses, amortization, interest expense, impairment charges, litigation expense and interest and other income are not allocated to segments, but included in the “all other” classification. Identifiable assets for the two reportable operating segments primarily include receivables, inventory, and property and equipment. For the “all other” classification, identifiable assets consist of cash and cash equivalents, certain property and equipment not included with the two reportable segments, intangible and other assets and all income tax related assets.

The following represents information for the Company’s reportable operating segments (excluding discontinued operations) for the three and nine months ended December 31, 2010 and 2009:

	Three Months Ended December 31,	Branded Products	Specialty Generics	All Other	Eliminations	Consolidated
Net Revenues
	2010	$3,979	$1,431	$10	$—	$5,420
	2009	3,065	144,415	—	—	147,480
Segment profit (loss)
	2010	(1,971)	1,043	(43,177)	—	(44,105)
	2009	(4,794)	136,259	(48,287)	—	83,178
Identifiable assets

	Three Months Ended December 31,	Branded Products	Specialty Generics	All Other	Eliminations	Consolidated
	2010	4,837	6,770	286,365	(1,758)	296,214
	2009	2,335	10,913	557,891	(1,758)	569,381
Property and equipment additions
	2010	—	—	3	—	3
	2009	—	—	256	—	256
Depreciation and amortization
	2010	11	13	3,806	—	3,830
	2009	132	17	7,670	—	7,819

	Nine Months Ended December 31,	Branded Products	Specialty Generics	All Other	Eliminations	Consolidated
Net Revenues
	2010	$11,200	$893	$10	$—	$12,103
	2009	11,287	145,733	7	—	157,027
Segment profit (loss)
	2010	(8,414)	(509)	(112,435)	—	(121,358)
	2009	(11,387)	133,741	(151,172)	—	(28,818)
Property and equipment additions
	2010	—	—	323	—	323
	2009	—	—	3,583	—	3,583
Depreciation and amortization
	2010	65	46	12,276	—	12,387
	2009	396	52	23,247	—	23,695

Consolidated revenues are principally derived from customers in North America and substantially all property and equipment is located in the St. Louis, Missouri metropolitan area.

15.	Divestitures

Sale of Sucralfate ANDA

On May 7, 2010, the Company received $11,000 in cash proceeds, and a right to receive an additional payment of $2,000 based on the occurrence of certain events, from the sale of certain intellectual property and other assets related to the Company’s ANDA, submitted with the FDA for the approval to engage in the commercial manufacture and sale of 1gm/10mL sucralfate suspension. All prior activities related to the intellectual property were expensed as incurred resulting in a recognized gain equal to the cash proceeds received. The $2,000 will be recorded as a gain when, and if, the events stipulated in the agreement occur and payment is earned.

Sale of PDI

In March 2009, because of liquidity concerns and the Company’s expected near-term cash requirements, the Company’s Board approved management’s recommendation to market PDI for sale. PDI, formerly a wholly-owned subsidiary of the Company, develops and markets specialty value-added raw materials, including drugs, directly compressible and micro encapsulated products, and other products used in the pharmaceutical industry and other markets. As a result of the decision to sell PDI, the Company identified the assets and liabilities at PDI as held for sale at March 31, 2010. The activity of PDI is recorded in discontinued operations for the nine months ended December 31, 2010 and for the three and nine months ended December 31, 2009, respectively.

On June 2, 2010 (the “Closing Date”), pursuant to the Asset Purchase Agreement (the “PDI Agreement”) by and among the Company, PDI, DrugTech Corporation (“DrugTech”) and Particle Dynamics International, LLC (the “Purchaser”), the Company, PDI and DrugTech sold to the Purchaser certain assets associated with the business of PDI (as described below, the “Divested PDI Assets”).

The Divested PDI Assets, as more fully described in the PDI Agreement, consist of all of the right, title and interest in, to and under (1) the assets, rights, interests and other properties, real, personal and mixed, tangible and intangible, and goodwill owned by PDI and used by PDI on the Closing Date in its business, which consists of developing and marketing specialty value-added raw materials, including drugs, directly compressible and micro-encapsulated products and other products used in the pharmaceutical industry and other markets (including but not limited to the products specifically identified in the PDI Agreement) for the pharmaceutical, nutritional, food and personal-care industries using proprietary technologies, (2) the intellectual property owned by DrugTech related to certain PDI product lines, including U.S. and foreign patents and trademarks, and (3) certain leases with respect to facilities used by PDI that were leased by the Company. The Purchaser also agreed to hire approximately 24 employees of the Company that were employed in the operation of the PDI business.

In consideration for the Divested PDI Assets, the Purchaser (1) paid to the Company on the Closing Date $24,600 in cash, subject to certain operating working capital adjustments, and (2) assumed certain liabilities, including certain contracts. The Company incurred fees of $578 in connection with the transaction. The Purchaser deposited $2,000 of the purchase price in an escrow arrangement for post-closing indemnification purposes. Any uncontested amounts that remain in the escrow account in December 2011 will be paid to the Company. The operating working capital adjustments, assumed liabilities and escrow arrangement are more fully described in the PDI Agreement. In addition, the Purchaser also agreed to pay to the Company four contingent earn-out payments in total aggregate amount up to, but not to exceed, $5,500.

The four earn-out payments are determined as follows:

•

For every dollar of EBITDA (as such term is defined in the PDI Agreement) earned by the Purchaser or its affiliates during the first year following the Closing Date with respect to sales of PDI products in excess of $7,400, the Company will receive $3.00, up to a maximum aggregate amount of $1,833 (the “First Earn-Out”).

•

For every dollar of EBITDA earned by the Purchaser or its affiliates during the second year following the Closing Date with respect to sales of PDI products in excess of $8,400, the Company will receive $3.00, up to a maximum aggregate amount of $1,833 (the “Second Earn-Out”). In addition, to the extent that the First Earn-Out is not fully earned during the first year following the Closing Date, for every dollar of EBITDA earned by the Purchaser or its affiliates during the second year following the Closing Date with respect to sales of PDI products in excess of $7,400, the Company will receive $1.50, up to a maximum aggregate amount of $1,333. However, the sum of the total aggregate earn-out payments payable after the first and the second year following the Closing Date may not exceed $3,667.

•

For every dollar of EBITDA earned by the Purchaser or its affiliates during the third year following the Closing Date with respect to sales of PDI products in excess of $8,900, the Company will receive $3.00, up to a maximum aggregate amount of $1,833 (the “Third Earn-Out”). In addition, to the extent that the Second Earn-Out is not fully earned during the second year following the Closing Date, for every dollar of EBITDA earned by the Purchaser or its affiliates during the third year following the Closing Date with respect to sales of PDI products in excess of $8,400, the Company will receive $1.50, up to a maximum aggregate amount of $1,333.

•

To the extent that the Third Earn-Out is not fully earned during the third year following the Closing Date, for every dollar of EBITDA earned by the Purchaser or its affiliates during the fourth year following the Closing Date with respect to sales of PDI products in excess of $8,900, the Company will receive $1.50, up to a maximum aggregate amount of $1,333.

The above-described earn-out payments are fully subordinated to outstanding indebtedness of the Purchaser pursuant to certain subordination arrangements entered into on the Closing Date by the Company. In connection with the sale of the Divested PDI Assets, the Company and the Purchaser also entered into a transition services agreement on the Closing Date, pursuant to which the Company agrees to provide certain transition assistance to the Purchaser for up to a one-year period.

The Company recorded a gain on sale of $5,874, net of tax, in connection with the PDI transaction in the quarter ended June 30, 2010 and a deferred gain of $2,000 related to the amounts held in escrow. Any awards that remain in escrow in December 2011 will be paid to the Company and will be recognized as a gain.

The table below reflects the operating results of PDI for the three and nine months ended December 31, 2009 and 2010, respectively and net assets held for sale at March 31, 2010.

	Three Months Ended December 31,	Nine Months Ended December 31,
	2009	2010	2009
Net revenues	$4,402	$2,729	$11,649
Cost of sales	3,551	2,518	9,074

Gross profit	851	211	2,575

	Three Months Ended December 31,	Nine Months Ended December 31,
	2009	2010	2009
Operating expenses:
Research and development	2	1	7
Selling and administrative	(1,128)	(3,284)	(4,712)

Total operating expenses	(1,126)	(3,283)	(4,705)

Operating income	1,977	3,494	7,280
Income tax	725	1,283	2,671

Net income	$1,252	$2,211	$4,609

Gain on sale of assets (net taxes of $-, $3,405 and $-)	$—	$5,874	$—

March 31, 2010
Net assets held for sale
Receivables, net	$3,644
Inventories, net	3,672

Total current assets held for sale	7,316
Property and equipment, less accumulated depreciation	6,731
Intangible assets and goodwill, net	557

Total assets held for sale	$14,604

Accounts payable and accrued liabilities	$1,078

Total liabilities associated with assets held for sale	$1,078

On June 1, 2009, a leased facility used by PDI was damaged by an accidental fire. The incident did not affect any of the Company’s finished product manufacturing, packaging or distribution facilities. The Company received insurance proceeds of $5,600 during the fiscal year ended March 31, 2010, which were used to repair and restore the damaged facility. The insurance proceeds have been reflected as a gain within selling and administrative expenses in the periods in which payment was received, while expenditures have been reflected as operating expenses or capitalized property and equipment in the period incurred. In the second quarter of fiscal 2011, the Company received additional insurance proceeds and recorded additional gains of $3,528.

16.	Commitments and Contingencies

Contingencies

The Company is currently subject to legal proceedings and claims that have arisen in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to all such matters, the Company believes the matters it currently faces, individually or in the aggregate, could have a material adverse effect on its financial condition or operations or liquidity.

The Company has licensed the exclusive rights to co-develop and market various generic equivalent products with other drug delivery companies. These collaboration agreements require the Company to make up-front and ongoing payments as development milestones are attained. If all milestones remaining under these agreements were reached, payments by the Company could total up to $350. On January 8, 2010, the Company and Hologic entered into an amendment to the original Makena™ asset purchase agreement. See Note 5—“Acquisitions” for more information about the amended agreement. On February 4, 2011 the Company entered into an Amendment No. 2 to the Original Agreement. See Note 18—“Subsequent Events” for a further description of Amendment No. 2.

On December 5, 2008, the Board terminated the employment agreement of Marc S. Hermelin, the Chief Executive Officer of the Company at that time, “for cause” (as that term is defined in such employment agreement). In addition, the Board removed Mr. M. Hermelin as Chairman of the Board and as the Chief Executive Officer, effective December 5, 2008. In accordance with the termination provisions of his employment agreement, the Company determined that Mr. M. Hermelin would not be entitled to any severance benefits. In addition, as a result of Mr. M. Hermelin’s termination “for cause,” the Company determined it was no longer obligated for the retirement benefits specified in the employment agreement. However, Mr. M. Hermelin informed the Company that he believed he effectively retired from his employment with the Company prior to the termination of his employment agreement on December 5, 2008 by the Board. If it is determined that Mr. M. Hermelin did effectively retire prior to December 5, 2008, the actuarially determined present value (as calculated in December 2008) of the retirement benefits due to him would total $36,900. On November 10, 2010, Mr. M. Hermelin voluntarily resigned as a member of the Board. On March 22, 2011, Mr. M. Hermelin made a demand on the Company for indemnification with respect to $1,900 in fines paid by Mr. M. Hermelin in connection with a guilty plea during March with respect to two federal misdemeanor counts pertaining to being the responsible corporate officer of the Company at the time that there was a misbranding of two morphine sulfate tablets containing more of the active ingredient than stated on the label, in addition to certain attorneys’ fees and expenses. In addition, the Company had previously advanced approximately $3,700 to Mr. M. Hermelin for legal fees under the terms of an indemnification agreement between Mr. M. Hermelin and the Company that was established when he served as Chairman of the Board and Chief Executive Office of the Company. The Company has also received but not paid approximately $1,000 of billings for additional legal fees for which Mr. M. Hermelin is demanding indemnification. As a condition for the advancement of Mr. M. Hermelin’s expenses under his indemnification agreement, he signed an undertaking to reimburse the Company for the advanced expenses in the event that it is found that he was not entitled to indemnification. The indemnification demand and the amounts previously advanced and unpaid are under review by a special committee appointed by the Company’s Board of Directors.

Litigation and Governmental Inquiries

Resolution of one or more of the matters described below could have a material adverse effect on the Company’s results of operations, financial condition or liquidity. The Company intends to vigorously defend its interests in the matters described below while cooperating in governmental inquiries.

Accrued litigation consists of settlement obligations as well as loss contingencies recognized by the Company because settlement was determined to be probable and the related payouts were reasonably estimable. Accrued litigation consists of settlement obligations as well as loss contingencies recognized by the Company because settlement was determined to be probable and the related payouts were reasonably estimable. While the outcome of the current claims cannot be predicted with certainty, the possible outcome of claims is reviewed at least quarterly and an adjustment to the Company’s accrual is recorded as deemed appropriate based upon these reviews. Based upon current information available, the resolution of legal matters individually or in aggregate could have a material adverse effect on the Company’s results of operations, financial condition or liquidity. The Company is unable to estimate the possible loss or range of losses at December 31, 2010.

The Company and its subsidiaries DrugTech Corporation and Ther-Rx were named as defendants in a declaratory judgment case filed in the U.S. District Court for the District of Delaware by Lannett Company, Inc. on June 6, 2008 and styled Lannett Company Inc. v. KV Pharmaceuticals et al. The action sought a declaratory judgment of patent invalidity, patent non-infringement, and patent unenforceability for inequitable conduct with respect to five patents owned by, and two patents licensed to, the Company or its subsidiaries and pertaining to the PrimaCare ONE® product marketed by Ther-Rx Corporation; unfair competition; deceptive trade practices; and antitrust violations. On June 17, 2008, the Company filed suit against Lannett in the form of a counterclaim, asserting infringement of three of the Company’s patents, infringement of its trademarks (PrimaCare® and PrimaCare ONE®), and various other claims. On March 23, 2009 a Consent Judgment was entered by the U.S. District Court of Delaware, in which the patents were not found invalid or unenforceable, and the manufacture, sale, use, importation, and offer for sale of the Lannett Products Multivitamin with Minerals and OB-Natal ONE were found to infringe the patents. Judgment was also entered in favor of the Company on its claim for trademark infringement based on Lannett’s marketing of Multivitamin with Minerals in bottles. Unless permitted by license, Lannett, its officers, directors, agents, and others in active concert and participation with them are permanently enjoined and restrained from infringing on these patents during the terms of such patents, by making, using, selling, offering for sale, or importing the products or mere colorable variations thereof; and unless permitted by license, Lannett is permanently enjoined and restrained from infringing the trademark PrimaCare ONE. All other claims and counterclaims have been dismissed with prejudice. On March 17, 2009, the Company and Lannett entered into a settlement and license agreement pursuant to which Lannett may continue to market its prenatal products under the Company’s U.S. Patent Nos. 6,258,846 (the “846 Patent”), 6,576,666 (the “666 Patent”) and 7,112,609 (the “609 Patent”) until the later of (1) October 17, 2009, or (2) 45 days after the Company notifies Lannett in writing that the Company has received regulatory approval to return PrimaCare ONE or a successor product to the market or that the Company has entered into an agreement with a third-party that intends to introduce a product under the PrimaCare marks evidenced by U.S. Trademark Registrations 2,582,817 and 3,414,475. In consideration for the foregoing, Lannett has agreed to pay the Company a royalty fee equal to (1) 20% of Lannett’s net sales of its prenatal products using the license set forth in the settlement and license agreement on or before October 17, 2009 and (2) 15% of such net sales after October 17, 2009. On May 27, 2010, Lannett filed suit against the Company and its subsidiaries alleging breach of the binding agreement and settlement reached on March 17, 2009. On June 30, 2010, the Company, Drug Tech and Ther-Rx filed a Motion for Summary Judgment Dismissing Lannett’s Complaint and Summary Judgment on Counterclaims for Breach of Contract. On December 15, 2010, the parties entered into a Settlement

Agreement pursuant to which Lannett agreed to pay the Company $850 for all royalties owed by Lannett to the Company, the license previously granted by the Company to Lannett would cease on January 1, 2011, and Lannett and its affiliates would cease making, using or selling products covered by the licensed patents, and following receipt of the payment, the lawsuit would be dismissed. We recorded $850 in royalty income in December 2010.

Due to the consent decree, an approval or a tentative approval was not obtained in the required time frame for any of the Company’s Paragraph IV ANDA filings. Therefore, the 180 days Hatch-Waxman exclusivity was lost.

The Company and ETHEX were named as defendants in a case brought by CIMA LABS, Inc. and Schwarz Pharma, Inc. and styled CIMA LABS, Inc. et al. v. KV Pharmaceutical Company et al., filed in U.S. District Court for the District of Minnesota. CIMA alleged that the Company and ETHEX infringed on a CIMA patent in connection with the manufacture and sale of Hyoscyamine Sulfate Orally Dissolvable Tablets, 0.125 mg. The Court entered a stay pending the outcome of the U.S. Patent and Trademark Office’s (“USPTO”) reexamination of a patent at issue in the suit. On August 17, 2009, the Court entered an order “administratively” terminating this action in Minnesota, but any party has the right to seek leave to reinstitute the case. On September 30, 2009, on appeal of the Examiner’s rejection of the claims, the Board of Patent Appeals and Interferences affirmed the Examiner’s rejections. After the Board’s denial of CIMA’s appeal, CIMA requested a rehearing with the Board, which remains pending.

The Company and/or ETHEX have been named as defendants in certain multi-defendant cases alleging that the defendants reported improper or fraudulent pharmaceutical pricing information, i.e., Average Wholesale Price, or AWP, and/or Wholesale Acquisition Cost, or WAC, information, which allegedly caused the governmental plaintiffs to incur excessive costs for pharmaceutical products under the Medicaid program. Cases of this type have been filed against the Company and/or ETHEX and other pharmaceutical manufacturer defendants by the States of Massachusetts, Alabama, Mississippi, Louisiana, Utah and Iowa, by New York City, and by approximately 45 counties in New York State. The State of Mississippi effectively voluntarily dismissed the Company and ETHEX without prejudice on October 5, 2006 by virtue of the State’s filing an Amended Complaint on such date that does not name either the Company or ETHEX as a defendant. On August 13, 2007, ETHEX settled the Massachusetts lawsuit and received a general release of liability with no admission of liability. On October 7, 2008, ETHEX settled the Alabama lawsuit for $2,000 and received a general release of liability with no admission of liability. On November 25, 2009, ETHEX settled the New York City and New York county cases (other than the Erie, Oswego and Schenectady County cases) for $3,000 and received a general release of liability. On February 23, 2010, ETHEX settled the Iowa lawsuit for $500 and received a general release of liability. On August 25, 2010, ETHEX settled the Erie, Oswego and Schenectady Counties lawsuit for $80 and received a general release of liability. On October 21, 2010, the Company received a subpoena from the Florida Office of Attorney General requesting information related to ETHEX’s pricing and marketing activities. The Company is currently complying with the State’s request for documents and pricing information. In November 2010, the Company and ETHEX were served with a complaint with respect to an AWP case filed by the State of Louisiana. In January 2011, the Company filed Defendants’ Exceptions of Nonconformity and Vagueness of the Petition, Improper Cumulation and Joinder, No Right of Action, Prescription and Preemption and No Cause of Action with respect to the Louisiana lawsuit.

The Company received a subpoena from the HHS OIG, seeking documents with respect to two of ETHEX’s nitroglycerin products. Both are unapproved products, that is, they have not received FDA approval. (In certain circumstances, FDA approval may not be required for drugs to be sold in the marketplace.) The subpoena states that it is in connection with an investigation into potential false claims under Title 42 of the U.S. Code, and appears to pertain to whether these products were eligible for reimbursement under federal health care programs. On or about July 2, 2008, the Company received a supplementary subpoena in this matter, seeking additional documents and information. In a letter dated August 4, 2008, that subpoena was withdrawn and a separate supplementary subpoena was substituted. In October 2009, HHS OIG identified five additional products as being subject to its investigation: Hydro-tussin (carbinoxamine); Guaifenex (extended release); Hyoscyamine sulfate (extended-release); Hycoclear (hydrocodone); and Histinex (hydrocodone). The Company has provided additional documents requested in the subpoena, as supplemented. Discussions with the U.S. Department of Justice and the United States Attorney’s Office for the District of Massachusetts indicate that this matter is a False Claims Act qui tam action that is currently still under seal and that the government is reviewing similar claims relating to other drugs manufactured by ETHEX, as well as drugs manufactured by other companies. The Company has not been provided a copy of the qui tam complaint. On or about March 26, 2009, the Company consented to an extension of the time during which the government may elect to intervene in the qui tam lawsuit. The Company has been in discussions with the HHS OIG and Department of Justice regarding possible settlement of these claims.

On December 12, 2008, by letter, the Company was notified by the staff of the SEC that it had commenced an informal inquiry to determine whether there have been violations of certain provisions of the federal securities laws. On November 23, 2010, by email, the Company was notified by the staff of the SEC that it had commenced an informal inquiry pertaining to potential insider trading and requested information pertaining to an employee. The Company is cooperating with the government and, among other things, has provided copies of requested documents and information. On February 22, 2011, the staff of the SEC sent the Company a letter advising it that it had closed this inquiry as to the Company and did not intend to recommend any enforcement action pertaining to the Company.

As previously disclosed in our Annual Report on Form 10-K for fiscal year 2010, we, at the direction of a special committee of the Board of Directors that was in place prior to June 10, 2010, responded to requests for information from the Office of the United States Attorney for the Eastern District of Missouri and FDA representatives working with that office. In connection therewith, on February 25, 2010, the Board, at the recommendation of the special committee, approved entering into a plea agreement subject to court approval with the Office of the United States Attorney for the Eastern District of Missouri and the Office of Consumer Litigation of the United States Department of Justice (referred to herein collectively as the “Department of Justice”).

The plea agreement was executed by the parties and was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 2, 2010. Pursuant to the terms of the plea agreement, ETHEX pleaded guilty to two felony counts, each stemming from the failure to make and submit a field alert report to the FDA in September 2008 regarding the discovery of certain undistributed tablets that failed to meet product specifications. Sentencing pursuant to the plea agreement also took place on March 2, 2010.

Pursuant to the plea agreement, ETHEX agreed to pay a criminal fine in the amount of $23,437 in four installments. The first installment, in the amount of $2,344, was due within 10 days of sentencing. The second and third installments, each in the amount of $5,859, are due on December 15, 2010 and July 11, 2011, respectively. The fourth and final installment, in the amount of $9,375, is due on July 11, 2012. ETHEX also agreed to pay, within 10 days of sentencing, restitution to the Medicare and the Medicaid programs in the amounts of $1,762 and $573, respectively. In addition to the fine and restitution, ETHEX agreed not to contest an administrative forfeiture in the amount of $1,796, which was payable 45 days after sentencing and satisfies any and all forfeiture obligations ETHEX may have as a result of the guilty plea. In total, ETHEX agreed to pay fines, restitution and forfeiture in the aggregate amount of $27,569.

On November 15, 2010, upon the motion of the Department of Justice, the court vacated the previous fine installment schedule and imposed a new fine installment schedule using the standard federal judgment rate of 0.22% per annum, payable as follows:

Payment Amount	Interest Amount	Payment Due Date
$1,000	$—	December 15, 2010
1,000	1	June 15, 2011
1,000	2	December 15, 2011
2,000	7	June 15, 2012
4,000	18	December 15, 2012
5,000	28	June 15, 2013
7,094	47	December 15, 2013

The Company made its first installment payment due on December 15, 2010.

In exchange for the voluntary guilty plea, the Department of Justice agreed that no further federal prosecution will be brought in the Eastern District of Missouri against ETHEX, the Company or the Company’s wholly-owned subsidiary, Ther-Rx, regarding allegations of the misbranding and adulteration of any oversized tablets of drugs manufactured by the Company, and the failure to file required reports regarding these drugs and patients’ use of these drugs with the FDA, during the period commencing on January 1, 2008 through December 31, 2008.

In connection with the guilty plea by ETHEX, ETHEX was expected to be excluded from participation in federal healthcare programs, including Medicare and Medicaid. In addition, as a result of the guilty plea by ETHEX, HHS OIG had discretionary authority to also exclude the Company from participation in federal healthcare programs. However, the Company is in receipt of correspondence from the Office of the HHS OIG stating that, absent any transfer of assets or operations that would trigger successor liability, HHS OIG has no present intent to exercise its discretionary authority to exclude the Company as a result of the guilty plea by ETHEX.

In connection with the previously anticipated exclusion of ETHEX from participation in federal healthcare programs, the Company ceased operations of ETHEX on March 2, 2010. However, the Company has retained the ability to manufacture, market and distribute (once the requirements under the consent decree have been met) all generic products and is in possession of all intellectual property related to generic products, including all NDAs and ANDAs.

On November 15, 2010, the Company entered into the Divestiture Agreement with HHS OIG under which the Company agreed to sell the assets and operations of ETHEX to unrelated third parties prior to April 28, 2011 and to file articles of dissolution with respect to ETHEX under Missouri law by such date. Following such filing, ETHEX may not engage in any new business other than for winding up its operations and will engage in a process provided under Missouri law to identify and resolve its liabilities over at least a two year period. Under the terms of the agreement, HHS OIG agreed not to exclude ETHEX from federal healthcare programs until April 28, 2011 and, upon completion of the sale of the ETHEX assets and of the filing of the articles of dissolution of ETHEX, the agreement will terminate. Civil monetary penalties and exclusion of ETHEX may occur if the Company fails to meet its April 28, 2011 deadline. The Company has also received a letter from HHS OIG advising it further that assuming that it has complied with all agreements deemed necessary by HHS OIG, ETHEX has filed its articles of dissolution, and ETHEX no longer has any ongoing assets or operations other than those required to conclude the winding up process under Missouri law, HHS OIG would not exclude ETHEX thereafter. The Company has notified all parties of its intent to dissolve ETHEX and notifications were sent out on January 28, 2011. ETHEX is currently in the process of selling its assets in accordance with the Divestiture Agreement

The Company currently does not anticipate that the voluntary guilty plea by ETHEX will have a material adverse effect on the Company’s efforts to comply with the requirements pursuant to the consent decree and to resume production and shipments of its approved products.

On November 10, 2010, Marc S. Hermelin voluntarily resigned as a member of the Board. The Company had been advised that HHS OIG notified Mr. M. Hermelin that he would be excluded from participating in federal healthcare programs effective November 18, 2010. In an effort to avoid adverse consequences to the Company, including a potential discretionary exclusion of the Company, and to enable it to secure its expanded financial agreement with U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., the Company, HHS OIG, Mr. M. Hermelin and his wife (solely with respect to her obligations thereunder, including as joint owner with Mr. M. Hermelin of certain shares of Company stock) entered into the Settlement Agreement under which Mr. M. Hermelin also resigned as trustee of all family trusts that hold KV stock, agreed to divest his personal ownership interests in the Company’s Class A Common and Class B Common Stock (approximately 1.8 million shares, including shares held jointly with his wife) over an agreed upon period of time in accordance with a divestiture plan and schedule approved by HHS OIG, and agreed to refrain from voting stock under his personal control. In order to implement such agreement, Mr. M. Hermelin and his wife granted to an independent third party immediate irrevocable proxies and powers of attorney to divest their personal stock interests in the Company if Mr. M. Hermelin does not timely do so. The Settlement Agreement also required Mr. M. Hermelin to agree, for the duration of his exclusion, not to seek to influence or be involved with, in any manner, the governance, management, or operations of the Company. On March 14, 2011, Mr. M. Hermelin pleaded guilty to two federal misdemeanor counts pertaining to misbranding of two oversized morphine sulfate tablets, as a responsible corporate officer of the Company at the time that such tablets were introduced into interstate commerce. On March 22, 2011, Mr. M. Hermelin made a demand on the Company for indemnification with respect to $1,900 in fines paid by Mr. M. Hermelin in connection with a guilty plea during March with respect to two federal misdemeanor counts pertaining to being the responsible corporate officer of the Company at the time that there was a misbranding of two morphine sulfate tablets containing more of the active ingredient than stated on the label, in addition to certain attorneys’ fees and expenses. In addition, the Company had previously advanced approximately $3,700 to Mr. M. Hermelin for legal fees under the terms of an indemnification agreement between Mr. M. Hermelin and the Company that was established when he served as Chairman of the Board and Chief Executive Office of the Company. The Company has also received but not paid approximately $1,000 of billings for additional legal fees for which Mr. M. Hermelin is demanding indemnification. As a condition for the advancement of Mr. M. Hermelin’s expenses under his indemnification agreement, he signed an undertaking to reimburse the Company for the advanced expenses in the event that it is found that he was not entitled to indemnification. The indemnification demand and the amounts previously advanced and unpaid are under review by a special committee appointed by the Company’s Board of Directors.

As long as the parties comply with the Settlement Agreement, HHS OIG has agreed not to exercise its discretionary authority to exclude the Company from participation in federal health care programs, thereby allowing the Company and its subsidiaries (with the single exception of ETHEX, which is being dissolved pursuant to the Divestiture Agreement with HHS OIG) to continue to conduct business through all federal and state healthcare programs.

As a result of Mr. M. Hermelin’s resignation and the two agreements with HHS OIG, the Company believes that it has resolved its remaining issues with respect to HHS OIG and is positioned to continue to participate in Federal health care programs now and in the future.

The Company has received a subpoena from the State of California Department of Justice seeking documents with respect to ETHEX’s NitroQuick product. In an email dated August 12, 2009, the California Department of Justice advised that after reading CMS Release 151, it might resolve the subpoena that was issued. The Company provided limited information requested by the California Department of Justice on October 7, 2009, and on November 10, 2009 the California Department of Justice informed the Company that the California Department of Justice is contemplating what additional information, if any, it will request.

On February 27, 2009, by letter, the Company was notified by the U.S. Department of Labor that it was conducting an investigation of the Company’s Fifth Restated Profit Sharing Plan and Trust, to determine whether such plan is conforming with the provisions of Title I of the Employee Retirement Income Security Act (“ERISA”) or any regulations or orders thereunder. The Company cooperated with the Department of Labor in its investigation and on August 27, 2009, the Department of Labor notified the Company it had completed a limited review and no further review was contemplated at that time. On July 7, 2010, by letter, the U.S. Department of Labor notified the Company it was again conducting a review of the Company’s Fifth Restated Profit Sharing Plan and Trust. The Company provided the requested documents and has heard nothing further.

On February 3, 2009, plaintiff Harold Crocker filed a putative class-action complaint against the Company in the United States District Court for the Eastern District of Missouri, Crocker v. KV Pharmaceutical Co., et al., No. 4-09-cv-198-CEJ. The Crocker case was followed shortly thereafter by two similar cases, also in the Eastern District of Missouri (Bodnar v. KV Pharmaceutical Co., et al., No. 4:09-cv-00222-HEA, on February 9, 2009, and Knoll v. KV Pharmaceutical Co., et al., No. 4:09-cv-00297-JCH, on February 24, 2009). The two later cases were consolidated into Crocker so that only a single action now exists, and the plaintiffs filed a Consolidated Amended Complaint on June 26, 2009 (“Complaint”).

The Complaint purports to state claims against the Company and certain current and former employees for alleged breach of fiduciary duties to participants in the Company’s 401(k) plan. Defendants, including the Company and certain of its directors and officers, moved to dismiss the amended complaint on August 25, 2009, and briefing of those motions was completed on October 19, 2009. The court granted the motion to dismiss the Company and all individual defendants on March 24, 2010. A motion to alter or amend the judgment and second amended consolidated complaint was filed on April 21, 2010. The Company, on May 17, 2010, filed a Memorandum in Opposition to plaintiff’s motion to alter or amend the judgment and for leave to amend the consolidated complaint. On October 20, 2010, the Court denied plaintiffs’ motion to alter or amend the judgment and for leave to amend the complaint. Plaintiffs requested mediation and the Company agreed to this request. On February 15, 2011, during such mediation, this litigation was settled by an agreement in principle of the parties for an amount equal to $3,000, payable in full from the Company’s insurance coverage.

On December 2, 2008, plaintiff Joseph Mas filed a complaint against the Company, in the United States District Court for the Eastern District of Missouri, Mas v. KV Pharma. Co., et al., Case No. 08-CV-1859. On January 9, 2009, plaintiff Herman Unvericht filed a complaint against the Company also in the Eastern District of Missouri, Unvericht v. KV Pharma. Co., et al., Case No. 09-CV-0061. On January 21, 2009, plaintiff Norfolk County Retirement System filed a complaint against the Company, again in the Eastern District of Missouri, Norfolk County Retirement System v. KV Pharma. Co., et al., Case No. 09-CV-00138. The operative complaints in these three cases purport to state claims arising under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a putative class of stock purchasers. On April 15, 2009, the Honorable Carol E. Jackson consolidated the Unvericht and Norfolk County cases into the Mas case already before her. The amended complaint for the consolidated action, styled Public Pension Fund Group v. KV Pharma. Co., et al., Case No. 4:08-CV-1859 (CEJ), was filed on May 22, 2009. Defendants, including the Company and certain of its directors and officers, moved to dismiss the amended complaint on July 27, 2009, and briefing was completed on the motions to dismiss on September 3, 2009. The court granted the motion to dismiss the Company and all individual defendants in February 2010. On March 18, 2010, the plaintiffs filed a motion for relief from the order of dismissal and to amend their complaint, and also filed a notice of appeal. The Company filed its opposition to plaintiffs’ motion for relief from judgment and to amend the complaint on April 8, 2010. Briefing was completed on April 29, 2010. On October 20, 2010, the Court denied plaintiffs’ motion for relief from the order of dismissal and to amend pleadings. On November 1, 2010, plaintiffs’ filed a notice of appeal.

On October 2, 2009, the U.S. Equal Employment Opportunity Commission sent the Company a Notice of Charge of Discrimination regarding a charge, dated September 23, 2009, of employment discrimination based on religion (in connection with the termination of his employment with the Company) filed against the Company by David S. Hermelin, a current director and former Vice President, Corporate Strategy and Operations Analysis of the Company. On January 29, 2010, the Company filed its response to the Notice of Charge of Discrimination, which stated the Company’s position that Mr. D. Hermelin’s termination had nothing to do with religious discrimination and that his claim should be dismissed.

The Company and/or ETHEX are named defendants in at least 43 pending product liability or other lawsuits that relate to the voluntary product recalls initiated by the Company in late 2008 and early 2009. The plaintiffs in these lawsuits allege damages as a result of the ingestion of purportedly oversized tablets allegedly distributed in 2007 and 2008. The lawsuits are pending in federal and state courts in various jurisdictions. The 43 pending lawsuits include 9 that have settled but have not yet been dismissed. In the 43 pending lawsuits, two plaintiffs allege economic harm, 29 plaintiffs allege that a death occurred, and the plaintiffs in the remaining lawsuits allege non-fatal physical injuries. Plaintiffs’ allegations of liability are based on various theories of recovery, including, but not limited to strict liability, negligence, various breaches of warranty, misbranding, fraud and other common law and/or statutory claims. Plaintiffs seek substantial compensatory and punitive damages. Two of the lawsuits are putative class actions, one of the lawsuits is on behalf of 29 claimants, and the remaining lawsuits are individual lawsuits or have two plaintiffs. The Company believes that these lawsuits are without merit and is vigorously defending against them, except where, in its judgment, settlement is appropriate. In addition to the 43 pending lawsuits, there are at least 31 pending pre-litigation claims (at least 6 of which involve a death) that may or may not eventually become lawsuits. The Company has also resolved a significant number of related product liability lawsuits and pre-litigation claims. In addition to self insurance, the Company possesses third party product liability insurance, which the Company believes is applicable to the pending lawsuits and claims.

The Company and ETHEX are named as defendants in a complaint filed by CVS Pharmacy, Inc. (“CVS”) in the United States District Court for the District of Rhode Island on or about February 26, 2010 and styled CVS Pharmacy, Inc. v. K-V Pharmaceutical Company and Ethex Corporation (No. CA-10-095) (“CVS Complaint”). The CVS Complaint alleges three claims: breach of contract, breach of implied covenant of good faith and fair dealing, and, in the alternative, promissory estoppel. CVS’ claims are premised on the allegation that the Company and/or ETHEX failed to perform their alleged promises to either supply CVS with its requirements for certain generic drugs or reimburse CVS for any higher price it must pay to obtain the generic drugs. CVS seeks damages of no less than $100,000, plus interest and costs. The Company was served with the CVS Complaint on March 8, 2010. An Answer was filed on April 14, 2010. On June 2, 2010, the Company filed a Motion to Dismiss this action based on failure to join an indispensible party and lack of standing. On July 21, 2010, CVS filed objections to the Company’s Motion to Stay Discovery and Motion to Dismiss. On July 28, 2010, the Judge denied the Company’s Motion to Stay Discovery pending the Motion to Dismiss without issuing a decision. On January 28, 2011, the federal magistrate recommended that the Company’s Motion to Dismiss the Complaint be granted. The plaintiff is filing a notice of objection to the magistrate’s recommendation. In March 2011, CVS and its parent CVS Caremark Corporation filed a similar complaint, seeking damages similar to those sought in the federal case and adding another breach of contract claim, in state court in Superior Court of Providence County, Rhode Island, against the Company, ETHEX and Nesher.

On July 29, 2010, the Company and FP1096, Inc. filed an action in the U.S. District Court for the District of Delaware against Perrigo Israel Pharmaceuticals, Ltd., Perrigo Company and FemmePharma Holding Company, Inc. for infringement of U.S. Patent 5,993,856. A settlement was entered into with Perrigo Israel Pharmaceuticals, Ltd. and Perrigo Company on December 16, 2010 and the case was dismissed.

Robertson v. Ther-Rx Corporation, U.S. District Court for the Middle District of Alabama, Civil Case No. 2:09-cv-01010-MHT-TFM, filed October 30, 2009, by a Ther-Rx sales representative asserting non-exempt status and the right to overtime pay under the Fair Labor Standards Act for a class of Ther-Rx sales representatives and under the Family and Medical Leave Act of 1993 (with respect to plaintiff’s pregnancy) and Title VII of the Civil Rights Act of 1964 (also with respect to termination allegedly due to her pregnancy and to her complaints about being terminated allegedly as a result of her pregnancy). An additional seven Ther-Rx sales representatives have joined as plaintiffs. Class certification arguments are pending before the court. On December 22, 2010, a settlement in principle was reached between the parties.

The Company entered into a License and Supply Agreement (“Agreement”) with Strides Arcolab and Strides, Inc. (collectively “Strides”) as well as a Share Purchase Agreement with Strides Arcolab on May 5, 2005. Strides purported to terminate the Agreement on March 11, 2009 due to the Company’s alleged failure to provide adequate assurances on its ability to perform under the Agreement to which the Company denied that the Agreement was terminated. On October 20, 2009, the Company filed a Statement of Claim and Requests for Arbitration with the International Chamber of Commerce alleging that Strides had anticipatorily repudiated the Agreement. On January 26, 2010, Strides filed its Answer and Counterclaims generally denying the allegations and on March 11, 2010, the Company filed its Answer generally denying Strides’ counterclaims. On December 13, 2010, the parties settled the arbitration by an agreed termination of the agreements between the parties, Strides’ retaining all rights to the product development work done under the agreements, the Company’s returning Strides’ stock certificates, and Strides’ paying the Company $7,250.

On October 13, 2009, the Company filed a Complaint in the United States District Court for the Eastern District of Missouri, Eastern Division, against J. Uriach & CIA S.A. (“Uriach”) seeking damages for breach of contract and misappropriation of the Company’s trade secrets and that Uriach be enjoined from further use of the Company’s confidential information and trade secrets. On September 28, 2010, the Court issued a Memorandum and Order granting defendant’s Motion to Dismiss for lack of personal jurisdiction of defendant, J. Uriach & CIA, S.A. The Company has appealed the decision.

On August 24, 2010, Westmark Healthcare Distributors, Inc. filed an action in the Third Judicial District Court IN and For Salt Lake County, State of Utah, against Ther-Rx demanding payment of $94 for recalled, returned pharmaceutical products.

On March 17, 2011, the Company was served with a complaint by the trustee in bankruptcy for Qualia Clinical Services, Inc. asserting a breach of contract claim for approximately $318 for certain clinical work done by such Company.

From time to time, the Company is involved in various other legal proceedings in the ordinary course of its business. While it is not feasible to predict the ultimate outcome of such other proceedings, the Company believes the ultimate outcome of such other proceedings will not have a material adverse effect on its results of operations, financial condition or liquidity.

There are uncertainties and risks associated with all litigation and there can be no assurance the Company will prevail in any particular litigation. During the nine months ended December 31, 2010 and 2009, the Company recorded expense of $8,653 and $5,003, respectively, for litigation and governmental inquiries. At December 31, 2010 and March 31, 2010, the Company had accrued $50,804 and $46,450, respectively, for estimated costs for litigation and governmental inquiries.

17.	Income Taxes

The Company has federal loss carry forwards of approximately $183,000 and state loss carry forwards of approximately $306,000 at December 31, 2010. The Company also has tax credit carry forwards for alternative minimum tax, research credit, and foreign tax credit of approximately $9,640 at December 31, 2010. The loss carry forwards begin to expire in the year 2030, while the alternative minimum tax credits have no expiration date. The research credit and foreign tax credit begin to expire in the year 2026 and 2017, respectively.

The federal loss carry forwards may be subject to limitation in future periods if there is an ownership change in the stock of the Company. An ownership change occurs when the major shareholders have increased their ownership by more than 50 percentage points over a given period of time, which is typically a three-year testing period. Normal trading in publicly held stock by shareholders who are not major shareholders does not trigger an ownership change. The Company is monitoring the holdings of its major shareholders to assess the likelihood of a potential ownership change.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all significant available positive and negative evidence, including the existence of losses in recent years, the timing of deferred tax liability reversals, projected future taxable income, taxable income in carry back years, and tax planning strategies to assess the need for a valuation allowance. Based upon the level of current taxable loss, projections for future taxable income over the periods in which the temporary differences are deductible, the taxable income in available carry back years and tax planning strategies, management concluded that it was more likely than not that the Company will not realize the benefits of these deductible differences. The operating loss for the fiscal year ended March 31, 2009 exceeded the cumulative income from the two preceding fiscal years. The available carry back of this operating loss was not fully absorbed, which resulted in an operating loss carry forward. The Company established valuation allowances that were charged to income tax expense in the fiscal years ended March 31, 2009 and March 31, 2010.

Management believes that the operating loss reported for the three and nine months ended December 31, 2010 more likely than not will not create a future tax benefit. As such, a valuation allowance of $15,261 and $47,852 has been charged to income tax expense for the three and nine months ended December 31, 2010, respectively. The Company has reported a provision for income taxes for the three and nine months ended December 31, 2010 due primarily to the timing of certain deferred tax liabilities which are not scheduled to reverse within the applicable carry forward periods for the deferred tax assets. The provision also includes adjustments to unrecognized tax benefits related to activity occurring during the three and nine months ended December 31, 2010.

The consolidated balance sheets reflect liabilities for unrecognized tax benefits of $2,021 and $6,881 as of December 31, 2010 and March 31, 2010, respectively. Accrued interest and penalties included in the consolidated balance sheets were $506 and $945 as of December 31, 2010 and March 31, 2010, respectively. The reduction of the liabilities and interest and penalties resulted from the settlement of an examination.

The Company recognizes interest and penalties associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations.

It is anticipated the Company will recognize approximately $810 of unrecognized tax benefits within the next 12 months as a result of the expected expiration of the relevant statute of limitations.

Management regularly evaluates the Company’s tax positions taken on filed tax returns using information about recent court decisions and legislative activities. Many factors are considered in making these evaluations, including past history, recent interpretations of tax law, and the specific facts and circumstances of each matter. Because tax law and regulations are subject to interpretation and tax litigation is inherently uncertain, these evaluations can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The recorded tax liabilities are based on estimates and assumptions that have been deemed reasonable by management. However, if the Company’s estimates are not representative of actual outcomes, recorded tax liabilities could be materially impacted.

On November 6, 2009, President Obama signed into law H.R. 3548, the Worker, Homeownership, and Business Assistance Act of 2009. This new law provides an optional longer net operating loss carry back period and allows most taxpayers the ability to elect a carry back period of three, four or five years (the net operating loss carry back period was previously limited to two years). This election can only be made for one year for net operating losses incurred for a tax year ended after December 31, 2007 and which began before January 1, 2010. The Company elected to apply this extended carry back period to its tax year ended March 31, 2009. The Company elected a carry back period of five years. The Company filed an Application for Tentative Refund with the Internal Revenue Service for this additional carry back period and subsequently received a refund in the amount of $23,754 in February, 2010.

18.	Subsequent Events

Approval of Makena™

On February 3, 2011, the Company was informed by Hologic that the FDA granted approval for Makena™ and started shipping product in March 2011.

Hologic Agreement

The Company entered into an Amendment No. 1 to the Original Agreement with Hologic on January 8, 2010. On February 4, 2011, the Company entered into an Amendment No. 2 to the Original Agreement.

The amendments set forth in Amendment No. 2 reduced the payment to be made on the Transfer Date to $12,500 and revised the schedule for making the remaining payments of $107,500.

Under the revised payment provisions set forth in Amendment No. 2, after the $12,500 payment on the Transfer Date and a subsequent $12,500 payment twelve months after the Approval Date, the Company has the right to elect between the following two alternate payment schedules for the remaining payments:

Payment Schedule 1:

•

A $45,000 payment 18 months after the Approval Date, plus a royalty equal to 5% of net sales of Makena™ made during the period from 12 months after the Approval Date to the date the $45,000 payment is made;

•	A $20,000 payment 21 months after the Approval Date;

•	A $20,000 payment 24 months after the Approval Date; and

•	A $10,000 payment 27 months after the Approval Date.

The royalties will continue to be calculated subsequent to the $45,000 milestone payment but don’t have to be paid as long as the Company makes subsequent milestone payments when due.

Payment Schedule 2:

•

A $7,308 payment 18 months after the Approval Date, plus a royalty equal to 5% of net sales of Makena™ made during the period from 12 months after the Approval Date to 18 months after the Approval Date;

•	A $7,308 payment for each of the succeeding twelve months;

•	A royalty payable 24 months following the Approval Date equal to 5% of net sales of Makena™ made during the period from 18 months after the Approval Date to 24 months after the Approval Date; and

•	A royalty payable 30 months following the Approval Date equal to 5% of net sales of Makena™ made during the period from 24 months after the Approval Date to 30 months after the Approval Date.

Notwithstanding anything to the contrary in Amendment No. 2, however, the Company may make any of the foregoing payments on or before their due dates, and the date on which the Company makes the final payment contemplated by the selected payment schedule will be the final payment date, after which no royalties will accrue.

Moreover, if the Company elects Payment Schedule 1 and thereafter elects to pay the $45,000 payment earlier than the 18-month deadline, the royalties beginning after 12 months will cease to accrue on the date of the early payment. Additionally, the subsequent payments will be paid in three month intervals following the $45,000 payment date.

Lastly, if the Company elects Payment Schedule 1 and thereafter does not make any of the milestone payments when due, Amendment No. 2 provides that no payment default will be deemed to occur, provided the Company timely pays the required royalties accruing in the quarter during which the milestone payment has become due but is not paid.

Pursuant to the Indenture governing the 2011 Notes, the Company agreed to make the $45,000 payment under Payment Schedule 1 twelve months after the Approval Date and agreed to certain other restrictions on its ability to amend the payment schedules.

Private Placement of Class A Common Stock

On February 14, 2011, the Company announced that it entered into a definitive agreement with a group of institutional investors to raise approximately $32,300 of gross proceeds from a private placement of 9,950 shares of its Class A Common Stock at $3.25 per share. The transaction closed on February 17, 2011. The Company used $20,000 of the proceeds from the financing to repay certain outstanding amounts and other outstanding obligations under its credit agreement with the Lenders. The remaining amount will be used for the launch of Makena™, payment of expenses associated with the transaction and general corporate purposes.

The Company will be required to pay certain cash amounts as liquidity damages of 1.5% of the aggregate purchase price of the shares that are registerable securities per month if it does not meet certain obligations under the agreement with respect to the registration of shares.

Private Placement of 12% Senior Secured Notes

On March 17, 2011, the Company completed a private placement with a group of institutional investors of $225,000 aggregate principal amount of 12% Senior Secured Notes due 2015 (the “2011 Notes”).

The 2011 Notes bear interest at an annual rate of 12% per year, payable semiannually in arrears on March 15 and September 15 of each year, commencing September 15, 2011. The 2011 Notes will mature March 15, 2015. At any time prior to March 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 2011 Notes at a redemption price of 112% of the principal amount of the 2011 Notes, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more equity offerings. At any time prior to March 15, 2013, the Company may redeem all or part of the 2011 Notes at a redemption price equal to (1) the sum of the present value, discounted to the redemption date, of (i) a cash payment to be made on March 15, 2013 of 109% of the principal amount of the 2011 Notes, and (ii) each interest payment that is scheduled to be made on or after the redemption date and on or before March 15, 2013, plus (2) accrued and unpaid interest to the redemption date. At any time after March 15, 2013 and before March 15, 2014, the Company may redeem all or any portion of the 2011 Notes at a redemption price of 109% of the principal amount of the 2011 Notes, plus accrued and unpaid interest to the redemption date. At any time after March 15, 2014, the Company may redeem all or any portion of the 2011 Notes at a redemption price of 100% of the principal amount of the 2011 Notes, plus accrued and unpaid interest to the redemption date. The 2011 Notes are secured by the assets of the Company and certain assets of its subsidiaries.

After an original issue discount of 3%, the Company received proceeds of $218,300 which were used to fund a first-year interest reserve totaling $27,000, repay all existing obligations to the Lenders totaling approximately $61,100 and pay fees and expenses associated with the Notes Offering of approximately $10,000. In connection with these payments, the Company also terminated all future loan commitments with the Lenders. The remaining proceeds, totaling approximately $120,000 will be used for general corporate purposes, including the launch of Makena™.

The 2011 Notes were offered only to accredited investors pursuant to Regulation D under the Securities Act of 1933, as amended.

FDA inspections of KV

In February 2011, the FDA conducted an inspection with respect to the Company’s Clindesse® product and issued a Form 483 with certain observations. On February 28, 2011, the Company filed its responses with the FDA with respect to such observations.

In March 2011, the FDA conducted an inspection with respect to adverse events. The inspection was completed without any observations being issued by the FDA.

Generics Business

Management has committed to a plan to exit the Company’s generics business. The Company will report its generics business as discontinued operations beginning in the quarter ended March 31, 2011.

9,950,000 Shares

K-V PHARMACEUTICAL COMPANY

Class A Common Stock

PROSPECTUS

                    , 2011

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts except for the SEC registration fee are estimates.

SEC registration fee	$4,275
Legal fees and expenses	50,000
Accounting fees and expenses	25,000
Miscellaneous	10,000

Total	$89,275

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (“Section 145”) permits indemnification by a corporation of certain officers, directors, employees and agents. Consistent therewith, Article IX of the Company’s By-Laws (“Article IX”) requires that the Company indemnify all persons whom it may indemnify pursuant thereto to the fullest extent permitted by Section 145. Article IX also provides that expenses incurred by an officer or director of the Company, in defending a civil or criminal action, suit or proceeding, may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount even if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized. Such expenses incurred by other employees and agents of the Company may also be paid upon such terms and conditions, if any, as the board of directors, legal counsel or the Company’s stockholders deem appropriate.

In addition, Article 12 of the Company’s Amended Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director’s duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit.

Further, the Company has entered into indemnification agreements with certain directors and officers which requires the Company to indemnify them against certain liabilities which may arise by reason of his or her status or service as a director.

The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

Item 15.	Recent Sales of Unregistered Securities.

The Company has sold within the past three years, the following securities which were not registered under the Securities Act:

Issuance of Warrants

In connection with the bridge loan issued by U.S. Healthcare I, L.L.C. and U.S. Healthcare II L.L.C. (collectively, “U.S. Healthcare”) to the Company, which loan has been repaid in full, the Company issued stock warrants to U.S. Healthcare granting them rights to purchase up to 12,587,511 shares of the Company’s Class A Common Stock (the “Initial Warrants”). The Initial Warrants have an exercise price of $1.62 per share, subject to possible standard anti-dilutive adjustment. The Company and U.S. Healthcare amended the financing arrangements on January 6, 2011 and again on March 2, 2011. In connection with the amendments and certain waivers granted by U.S. Healthcare, the Company issued additional warrants to U.S. Healthcare to purchase up to 7,450,899 shares of the Company’s Class A Common Stock, at an exercise price of $1.62 per share, and amended and restated the Initial Warrants. On February 7, 2011, the Company repaid a portion of the bridge loan with proceeds from the private placement of Class A Common Stock described below and on March 17, 2011, the Company repaid in full the remaining obligations under the bridge loan (including the payment of related premiums) with a portion of the proceeds of the offering of the 2015 Notes (and terminated the related future loan commitments). The warrants were issued in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Private Placement of Class A Common Stock

On February 17, 2011, the Company closed on a private placement with the selling stockholders of 9,950,000 of its Class A Common Stock at $3.25 per share to raise approximately $32.3 million of gross proceeds. The Company paid fees of approximately $1.9 million to Jefferies & Company, Inc. in connection with the private placement for services as placement agent. The shares were issued in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. This registration statement is filed in accordance with the Registration Rights Agreement dated February 14, 2011, signed in connection with the private placement.

Private Placement of 12% Senior Secured Notes Due 2015

On March 17, 2011, the Company completed a private placement (the “2015 Notes Offering”) with a group of institutional investors of $225 million aggregate principal amount of 12% Senior Secured Notes due 2015 (the “2015 Notes”). After an original issue discount of 3%, the Company received proceeds of $218.3 million which were used to fund a first-year interest reserve totaling $27 million, repay all existing obligations to U.S. Healthcare and pay fees and expenses associated with the 2015 Notes Offering of approximately $10 million. The remaining proceeds, totaling approximately $120 million, will be used for general corporate purposes, including the continuing commercial launch of Makena™. The Company paid fees of approximately $8 million to Jefferies & Company, Inc. in connection with the 2015 Notes Offering for services as placement agent. The 2015 Notes were issued in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Item 16.	Exhibits and Financial Statement Schedules

A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated by reference herein. Following the list of exhibits, we have included Schedule II “Valuation and Qualifying Accounts”.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 6th day of May, 2011.

K-V PHARMACEUTICAL COMPANY (Registrant)

By:	/s/ Gregory J. Divis, Jr.
Gregory J. Divis, Jr., President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of K-V Pharmaceutical Company, hereby severally and individually constitute and appoint Gregory J. Divis, Jr. and Thomas S. McHugh and each of them (with full power to act alone), the lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Registration Statement on Form S-1 and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, the said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents to any and all such amendments and instruments.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gregory J. Divis, Jr. Gregory J. Divis, Jr.	President and Chief Executive Officer (Principal Executive Officer)	May 6, 2011

/s/ Thomas S. McHugh Thomas S. McHugh	Chief Financial Officer (Principal Financial and Accounting Officer)	May 6, 2011

/s/ Gregory S. Bentley Gregory S. Bentley	Director	May 6, 2011

/s/ Mark A. Dow Mark A. Dow	Director	May 6, 2011

/s/ Joseph D. Lehrer Joseph D. Lehrer	Director	May 6, 2011

/s/ David S. Hermelin David S. Hermelin	Director	May 6, 2011

/s/ Ana I. Stancic Ana I. Stancic	Director	May 6, 2011

/s/ Robert E. Baldini Robert E. Baldini	Director	May 6, 2011

/s/ David Sidransky, M.D. David Sidransky, M.D.	Director	May 6, 2011

Exhibit Index

Exhibit No.	Description
3.1	Certificate of Incorporation of the Company, as amended through September 5, 2008, filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, is incorporated herein by reference.

3.2	By-Laws of the Company, as amended through December 29, 2009, which was filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed January 4, 2010, are incorporated herein by reference.

4.1	Certificate of Designation of Rights and Preferences of 7% Cumulative Convertible preferred stock of the Company, effective June 9, 1987, and related Certificate of Correction, dated June 17, 1987, which was filed as Exhibit 4(f) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1987, are incorporated herein by reference.

4.2	Indenture dated as of May 16, 2003, by and between the Company and Deutsche Bank Trust Company Americas, which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 21, 2003, is incorporated herein by reference.

4.3	Registration Rights Agreement dated as of May 16, 2003, by and between the Company and Deutsche Bank Securities, Inc., as representative of the several Purchasers, which was filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed May 21, 2003, is incorporated herein by reference.

4.4	Promissory Note, dated March 23, 2006 between MECW, LLC and LaSalle National Bank Association, which was filed as Exhibit 99 to the Company’s Current Report on Form 8-K filed March 29, 2006, is incorporated herein by reference.

4.5	Credit Agreement, dated as of June 9, 2006, among the Company and its subsidiaries, LaSalle Bank National Association, Citibank, F.S.B. and the other lenders thereto, which was filed as Exhibit 4(g) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, is incorporated herein by reference.

4.6	Credit and Guaranty Agreement, dated November 17, 2010, among the Company, Certain Subsidiaries of K-V Pharmaceutical Company, Various Lenders, and U.S. Healthcare I, L.L.C., filed as Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

4.7	Pledge and Security Agreement, dated November 17, 2010, among the Company, Each of the Grantors, and U.S. Healthcare I, L.L.C., which was filed as Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

4.8	Waiver to Credit Agreement, dated as of February 9, 2011, among the Company, U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., which was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, is incorporated herein by reference.

4.9	Amendment No. 2 to Credit Agreement, dated as of March 2, 2011, among the Company, U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., which was filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, is incorporated herein by reference.

4.10	Promissory Note (Tranche B-1 Term Loan Note N-1), dated November 17, 2010, among the Company and U.S. Healthcare I, L.L.C., which was filed as Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

4.11	Promissory Note (Tranche B-1 Term Loan Note N-2), dated November 17, 2010, among the Company and U.S. Healthcare II, L.L.C., which was filed as Exhibit 4.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

4.12	Stock Warrant Purchase Agreement, dated as of February 10, 2011, by and among the Company, U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., which was filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, is incorporated herein by reference.

4.13	Restated Stock Purchase Warrant Certificate No. W-1, dated November 17, 2010, issued by the Company to U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., which was filed as Exhibit 4.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

Exhibit No.	Description
4.14	Restated Stock Purchase Warrant Certificate No. W-2, dated November 30, 2010, issued by the Company to U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., which was filed as Exhibit 4.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

4.15	Stock Purchase Warrant Certificate No. W-3 dated March 2, 2011, issued by the Company to U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., which was filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, is incorporated herein by reference.

4.16	Registration Rights Agreement, dated November 17, 2010, among the Company, U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., which was filed as Exhibit 4.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

4.17	Second Amended and Restated Registration Rights Agreement, dated as of March 2, 2011, by and among the Company, U.S. Healthcare I, L.L.C. and U.S. Healthcare II, L.L.C., which was filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, is incorporated herein by reference.

4.18	Securities Purchase Agreement, dated as of February 14, 2011, by and among the Company and the buyers, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 16, 2011, is incorporated herein by reference.

4.19	Registration Rights Agreement, dated February 14, 2011, by and among the Company and the Investors, which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed February 16, 2011, is incorporated herein by reference.

4.20	Indenture, dated March 17, 2011, between the Company and Wilmington Trust FSB, as trustee, which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 23, 2011, is incorporated herein by reference.

4.21	Form of 12% Senior Secured Note due 2015, which was filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 23, 2011, is incorporated herein by reference.

4.22	Form of Purchase Agreement for the 12% Senior Secured Notes due 2015, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 23, 2011, is incorporated herein by reference.

4.23	Pledge and Security Agreement, dated as of March 17, 2011, by and among the Company, the Grantors and Wilmington Trust FSB, as collateral agent, which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 23, 2011, is incorporated herein by reference.

5.1	Opinion of Thompson Coburn LLP regarding validity of Class A Common Stock is filed herewith.

10.1	Lease of the Company’s facility at 2503 South Hanley Road, St. Louis, Missouri, and amendment thereto, between the Company as Lessee and Marc S. Hermelin as Lessor, which was filed as Exhibit 10(n) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1983, is incorporated herein by reference.

10.2	Amendment to the Lease for the facility located at 2503 South Hanley Road, St. Louis, Missouri, between the Company as Lessee and Marc S. Hermelin as Lessor, which was filed as Exhibit 10(p) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1992, is incorporated herein by reference.

10.3	Amendment to Lease dated February 17, 1997, for the facility located at 2503 South Hanley Road, St. Louis, Missouri, between the Company as Lessee and Marc S. Hermelin as Lessor, which was filed as Exhibit 10(aa) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997, is incorporated herein by reference.

10.4*	KV Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust Agreement dated May 31, 2010, filed as Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

10.5*	Fourth Amendment to and Restatement, dated as of January 2, 1997, of the KV Pharmaceutical Company 1991 Incentive Stock Option Plan, which was filed as Exhibit 10(y) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997, is incorporated herein by reference.

10.6*	K-V Pharmaceutical Company 2001 Incentive Stock Option Plan, as amended, which was filed as Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed July 29, 2008, is incorporated herein by reference.

Exhibit No.	Description
10.7*	Form of 2001 Incentive Stock Option Plan Award Agreement for Employees, which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed November 22, 2005, is incorporated herein by reference.

10.8*	Form of 2001 Incentive Stock Option Plan Award Agreement for Directors, which was filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed November 22, 2005, is incorporated herein by reference.

10.9*	Form of Incentive Stock Option Agreement for grants to employees pursuant to the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 6, 2009, is incorporated herein by reference.

10.10*	Form of Nonqualified Stock Option Agreement for grants to employees pursuant to the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan, which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed February 6, 2009, is incorporated herein by reference.

10.11*	Form of Nonqualified Stock Option Agreement for grants to directors pursuant to the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan, which was filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 6, 2009, is incorporated herein by reference.

10.12*	Form of Incentive Stock Option Agreement for grants to employees pursuant to the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan, which was filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, is incorporated herein by reference.

10.13*	Form of Nonqualified Stock Option Agreement for grants to employees pursuant to the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan, which was filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, is incorporated herein by reference.

10.14*	Form of Nonqualified Stock Option Agreement for grants to directors pursuant to the K-V Pharmaceutical Company 2001 Incentive Stock Option Plan, which was filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, is incorporated herein by reference.

10.15*	Agreement between the Company and Marc S. Hermelin, dated December 16, 1996, with supplemental letter attached, which was filed as Exhibit 10(z) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997, is incorporated herein by reference.

10.16*	Amendment, dated as of October 30, 1998, to Employment Agreement between the Company and Marc S. Hermelin, which was filed as Exhibit 10(ee) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999, is incorporated herein by reference.

10.17*	Amendment, dated December 2, 1999, to Employment Agreement between the Company and Marc S. Hermelin, which was filed as Exhibit 10(ii) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000, is incorporated herein by reference.

10.18*	Amendment, dated November 5, 2004, to Employment Agreement between the Company and Marc S. Hermelin, which was filed as Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, is incorporated herein by reference.

10.19*	Stock Option Agreement dated as of July 26, 2002, granting a stock option to Marc S. Hermelin, which was filed as Exhibit 10(rr) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003, is incorporated herein by reference.

10.20*	Stock Option Agreement dated as of May 30, 2003, granting a stock option to Marc S. Hermelin, which was filed as Exhibit 10(yy) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004, is incorporated herein by reference.

10.21*	Separation Agreement and General Release between the Company and Ronald J. Kanterman, dated as of September 2, 2009, which was filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, is incorporated herein by reference.

10.22*	Consulting and Confidentiality Agreement between the Company and Ronald J. Kanterman, dated as of September 2, 2009, which was filed as Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, is incorporated herein by reference.

Exhibit No.	Description
10.23*	Employment Agreement between the Company and David A. Van Vliet, Interim President and Interim Chief Executive Officer, dated November 23, 2009, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed November 25, 2009, is incorporated herein by reference.

10.24*	Employment Agreement between the Company and Gregory J. Divis, Jr., President of Ther-Rx Corporation, dated November 19, 2009, which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed November 25, 2009, is incorporated herein by reference.

10.25*	Employment Agreement between the Company and Thomas S. McHugh, Chief Financial Officer, Treasurer, Chief Accounting Officer, dated July 15, 2010, which was filed as Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, is incorporated herein by reference.

10.26**	Asset Purchase Agreement by and between the Company and VIVUS, Inc., dated as of March 30, 2007, which was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, is incorporated herein by reference.

10.27	Asset Purchase Agreement by and among the Company, Cytyc Prenatal Products Corp. and Hologic, Inc., dated as of January 16, 2008, which was filed as Exhibit 10(ii) to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, is incorporated herein by reference.

10.28	Amendment, dated January 8, 2010, to the Asset Purchase Agreement by and among the Company, Cytyc Prenatal Products Corp. and Hologic, Inc., dated as of January 16, 2008, which was filed as Exhibit 10.48 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, is incorporated herein by reference.

10.29	Form of Indemnification Agreement for directors, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed October 29, 2008, is incorporated herein by reference.

10.30*	Form of Indemnification Agreement for Interim Chief Executive Officer, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 31, 2009, is incorporated herein by reference.

10.31*	Form of Indemnification Agreement for Certain Executive Officers, which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 31, 2009, is incorporated herein by reference.

10.32*	Form of Retention Agreement, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 5, 2009, is incorporated herein by reference.

10.33	Consent Decree of Permanent Injunction as filed in the United States District Court, Eastern District of Missouri, Eastern Division on March 2, 2009, which was filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed March 3, 2009, is incorporated herein by reference.

10.34	Plea Agreement, Guidelines Recommendations and Stipulations as filed in the United States District Court, Eastern District of Missouri, Eastern Division on March 2, 2010, which was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 3, 2010, is incorporated herein by reference.

10.35	Settlement Agreement, dated as of June 9, 2009, among Purdue Pharma L.P., The P.F. Laboratories, Inc., Purdue Pharmaceuticals L.P. and the Company, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 10, 2009, is incorporated herein by reference.

10.36**	Patent License Agreement, dated as of June 9, 2009, among Purdue Pharma L.P., The P.F. Laboratories, Inc., Purdue Pharmaceuticals L.P. and the Company, which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 10, 2009, is incorporated herein by reference.

10.37**	Distribution and Supply Agreement, dated as of June 9, 2009, between Purdue Pharma L.P. and the Company, which was filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed June 10, 2009, is incorporated herein by reference.

10.38	Asset Purchase Agreement dated as of June 2, 2010 by and among Particle Dynamics International, LLC, Particle Dynamics, Inc., Drug Tech Corporation and KV Pharmaceutical Company, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed June 8, 2010, is incorporated herein by reference.

10.39	Amendment No. 2, dated February 3, 2011, to the Asset Purchase Agreement by and among the Company, Cytyc Prenatal Products Corp. and Hologic, Inc., dated as of January 16, 2008, which was filed as Exhibit 10.1 to the Company’s Current Report filed February 8, 2011, is incorporated herein by reference.

Exhibit No.	Description
23.1	Consent of Thompson Coburn LLP is filed herewith (included in Exhibit 5.1).

23.2	Consent of BDO USA, LLP, filed herewith.

23.3	Consent of KPMG LLP, filed herewith.

24.1	Powers of Attorney - set forth on signature page hereto.

*	Management contract or compensation plan.
**	Confidential portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Financial statements of K-V Pharmaceutical Company (separately) are omitted because KV is primarily an operating company and its subsidiaries included in the financial statements are wholly-owned and are not materially indebted to any person other than through the ordinary course of business.

	Balance at beginning of year	Additions charged to costs and expenses	Amounts charged to reserves	Balance at end of year
Year Ended March 31, 2008:
Allowance for doubtful accounts	$716	$168	$17	$867
Reserves and liabilities for sales allowances	33,608	240,573	221,276	52,905
Inventory reserves	12,385	18,849	11,286	19,948

	$46,709	$259,590	$232,579	$73,720

Year Ended March 31, 2009:
Allowance for doubtful accounts	$867	$(577)	$290	$—
Reserves and liabilities for sales allowances	52,905	344,890	304,305	93,490
Inventory reserves	19,948	74,212	42,186	51,974

	$73,720	$418,525	$346,781	$145,464

Year Ended March 31, 2010:
Allowance for doubtful accounts	$—	$11	$—	$11
Reserves and liabilities for sales allowances	93,490	14,018	75,761	31,747
Inventory reserves	51,974	20,155	27,961	44,168

	$145,464	$34,184	$103,722	$75,926